Exhibit 99.1

A NEW CHAMPION FOR LONG-TERM VALUE CREATION
Notice of Special Meeting of Shareholders November 5, 2018
Shareholders are reminded to vote their proxy by 5:00 p.m. (Toronto time) on November 1, 2018.

Inside this Circular

Letter from the Executive Chairman	iii

Notice of Special Meeting	1

Key Terms	3

Questions and Answers Relating to the Merger and the Continuance	7

Expected Timetable of Key Events	13

Information in this Circular	14

Notice to Shareholders in the United States	17

Forward-Looking Information	18

Executive Summary	21

Meeting and Voting Information	33

Proxy Solicitation and Meeting Materials	33

Meeting Procedures	33

Voting Procedures	34

Other Important Information	36

Business of the Meeting	37

Share Issuance Resolution	37

Continuance Resolution	37

Other Business	38

The Merger	39

Details of the Merger	39

Background to the Merger	39

Fairness Opinions	40

Recommendation of the Board	41

Reasons for the Recommendation of the Board	42

The Merger Announcement and the Scheme	44

Confidentiality Agreement	46

Expenses	46

Cooperation Agreement	46

Irrevocable Undertakings and Voting and Support Agreements	53

Acacia	53

Listing of the Merger Shares	53

Information Concerning Randgold and Barrick	55

Barrick Following the Merger	58

The Continuance	65

Risk Factors	72

Other Information	76

Consents of Experts	81

Directors’ Approval	83

Barrick Gold Corporation | Special Meeting Circular	i

ii	Barrick Gold Corporation | Special Meeting Circular

October 4, 2018

Dear Fellow Shareholders,

Together we are taking an important step in taking Barrick “back to the future,” as we combine with Randgold Resources to create an industry-leading gold company through the recommended all-share merger of our two companies.

Barrick and Randgold are cut from a single cloth. Mark Bristow has said Randgold was modeled on Barrick as it existed in its early years under the leadership of Peter Munk and Bob Smith – the very culture we at Barrick have spent the past several years working to recover. It is no accident, then, that we believe our two companies now think and act in the same way. We share a deep commitment to a partnership culture, both within our companies and in our relationships with our external partners. We both employ a decentralized business model: a small, high-quality corporate office focused on the disciplined allocation of human and financial capital. We are both obsessed with talent and relentless in our pursuit of operational excellence. We are both committed to financial prudence, particularly in maintaining a strong balance sheet. Perhaps most important, we are of one mind about the true source of share-holder value in the gold industry: per-share returns over the long-term as measured by growth in free cash flow per share.

While we share the same culture, we also combine different strengths that are perfectly complementary. Randgold has the agility and swift-footedness of a younger and smaller company – much like Barrick in its early years – while Barrick has the infrastructure and global reach of a large public company. Most important is this: Randgold has a proven ability to operate successfully in some of the most challenging environments in the world, while Barrick has been building relationships of depth and trust with China, which we believe offers financial and political risk mitigation. In a world of declining gold reserves, the combination of these two strengths is a competitive advantage.

There will be several other distinctive advantages. The combined company will have five of the world’s top ten tier one gold assets by total cash cost, with two more potential tier one gold mines under development. We will have the lowest total cash cost position among the senior gold peers, with robust free cash flow to allocate toward development, dividends, and debt reduction. We will have the potential to add additional tier one assets with extensive land positions in many of the world’s most prolific gold districts. We will be able to redeploy top talent across both organizations to create new value immediately in our most important regions. And our continuance to British Columbia will allow us to operate within a more modern corporate framework. That includes the flexibility to attract a truly international Board with the expertise required by our global business, which will operate in a diverse range of jurisdictions across five continents.

Letter from the Executive Chairman

Barrick Gold Corporation | Special Meeting Circular	iii

At Barrick, our merger with Randgold fulfills our vision of becoming one of the leading companies in any industry or region. Both companies are contributing assets and talent to create a truly distinctive new business. Together we begin a new journey to deliver superior long-term value for our shareholders, and the countries and communities with which we partner.

We look forward to your participation in the Special Meeting on November 5, 2018.

Sincerely,

John L. Thornton

Executive Chairman

iv	Barrick Gold Corporation | Special Meeting Circular

Notice of Special Meeting

Meeting Information

Date:	November 5, 2018

Time:	10:00 a.m., Toronto time

Location:	Niagara Room at the InterContinental Toronto Centre located at 225 Front Street West, Toronto, Ontario, Canada

Fellow Shareholders:

You are invited to attend Barrick’s Special Meeting of Shareholders at which you will be asked to:

•

consider and, if deemed advisable, pass, with or without amendment, an ordinary resolution (Share Issuance Resolution), the text of which is set out in Schedule A to the Circular accompanying this Notice, authorizing Barrick to issue such number of common shares of Barrick (Common Shares) as are required to be issued in connection with the acquisition of the issued and to be issued ordinary shares of Randgold Resources Limited, currently anticipated to be 586,609,277 Common Shares, subject to a maximum of 616,000,000 Common Shares; and

•

consider and, if deemed advisable, pass, with or without amendment, a special resolution (Continuance Resolution), the text of which is set out in Schedule B to the Circular accompanying this Notice, to approve the continuance of Barrick to the Province of British Columbia under the Business Corporations Act (British Columbia).

Shareholders will also transact any other business properly brought before the Meeting.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor.

If you plan to attend the Meeting in person, you will need to register with our transfer agent, AST Trust Company (Canada), at the registration desk to obtain an admission card before entering the Meeting. Please see page 34 for further instructions.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your Common Shares. You are eligible to vote your Common Shares if you were a shareholder of record at the close of business on October 4, 2018. You may vote in person or by proxy. Please see page 34 for further instructions on how you can vote.

Pursuant to Section 185 of the Business Corporations Act (Ontario) (OBCA), a registered shareholder may dissent in respect of the Continuance Resolution. If the continuance becomes effective, dissenting Shareholders who have complied with the dissent procedures set forth in the OBCA will be entitled to be paid the fair value of their Common Shares. A summary of the dissent procedure is set forth in Schedule C, and the text of Section 185 of the OBCA is set forth in Schedule D, to the Circular. If you fail to comply strictly with the requirements in Section 185 of the OBCA, you may not be able to exercise your right of dissent.

Barrick Gold Corporation | Special Meeting Circular	1

If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1.877.452.7184 toll free in North America, or call collect outside North America at 416.304.0211 or by e-mail at assistance@laurelhill.com.

By Order of the Board of Directors,

Dana W. Stringer

Vice President, Corporate Secretary and Associate General Counsel

October 4, 2018

General Information

In this Circular, “you”, “your”, and “shareholder” refer to Common Shareholders of Barrick. “We”, “us”, “our”, the “Company”, and “Barrick” refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of October 4, 2018, unless otherwise indicated. All references to US $ or $ are to US dollars, all references to Cdn $ are to Canadian dollars, all references to GBP are to pounds sterling and all references to A$ are to Australian dollars.

2	Barrick Gold Corporation | Special Meeting Circular

Key Terms

Acacia	Acacia Mining plc
Acknowledgment	Undertaking and acknowledgment dated September 24, 2018 delivered by Shandong Gold to Barrick in connection with the Strategic Investment Agreement
Announcement Date	September 24, 2018, the date of issuance of the Merger Announcement
API	Annual Performance Incentive Plan
AST	AST Trust Company (Canada), Barrick’s transfer agent
Barrick Board Adverse Recommendation Change	See definition under “The Merger – Cooperation Agreement – Termination”
Barrick Group	Barrick and its subsidiary undertakings
Barrick Permitted Dividend	See definition under “Executive Summary – Merger Announcement and the Scheme – Dividends”
Barrick Superior Proposal	See definition under “The Merger – Cooperation Agreement – Barrick Non-Solicit, Randgold Right to Match and Other Barrick Covenants”
BC Registrar	Registrar of Companies under the BCBCA
BCBCA	Business Corporations Act (British Columbia)
Board or Board of Directors	Board of Directors of Barrick
Break Payment	See definition under “The Merger – Cooperation Agreement – Break Payment”
Broadridge	Broadridge Investor Communication Corporation
CIM	Canadian Institute of Mining, Metallurgy and Petroleum Standards
Circular	2018 Special Meeting Information Circular
Closing	Closing of the Merger
COMESA	The Common Market for Eastern and Southern Africa, which includes the following member states: Burundi, the Comoros, the Democratic Republic of Congo, Djibouti, Egypt, Eritrea, Ethiopia, Kenya, Libya, Madagascar, Malawi, Mauritius, Rwanda, Seychelles, Somalia, Sudan, Swaziland, Tunisia, Uganda, Zambia and Zimbabwe
Common Shares	Barrick Common Shares
Competing Proposal for Barrick	See definition under “The Merger – Cooperation Agreement – Termination”
Competing Proposal for Randgold	See definition under “The Merger – Cooperation Agreement – Termination”
complainant	See definition under “The Continuance – Corporate Law Differences – Oppression Remedies”
Confidentiality Agreement	Confidentiality agreement dated April 28, 2018 between Barrick and Randgold
Continuance	The continuance of the Company from under the OBCA to the BCBCA
Continuance Resolution	Special resolution approving the Continuance to be voted on by Shareholders at the Meeting
Cooperation Agreement	Cooperation agreement entered into between Barrick and Randgold on September 24, 2018 in respect of the conduct of the Merger
Copper Business	Consists of Barrick’s Lumwana mine, and Zaldívar and Jabal Sayid copper joint ventures
CREST	The operator’s system (as defined in the Companies (Uncertificated Securities) (Jersey) Order 1999) in respect of which Euroclear UK & Ireland Limited is the authorised operator (as defined in such Order) in accordance with which securities may be held and transferred in uncertificated form
DRC	Democratic Republic of Congo
EDGAR	Electronic Document Gathering and Retrieval System of the SEC
Effective Date	The date on which the Scheme becomes effective in accordance with its terms, or if Barrick elects to implement the Merger by means of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the date that the Takeover Offer becomes or is declared unconditional in all respects
Exchange Act	United States Securities Exchange Act of 1934, as amended
Exchange Ratio	The exchange ratio of 6.1280 Common Shares for each Randgold Share payable in connection with the Merger
Excluded Shares	Any Randgold Shares registered in the name of or beneficially owned by Barrick or any other member of the Barrick Group and any Randgold Shares held in treasury by Randgold
IFRS	International Financial Reporting Standards
IRR	Internal rate of return
Jersey Companies Law	Companies (Jersey) Law 1991
Jersey Court	Royal Court of Jersey
Jersey Court Meeting	The meeting(s) of the Randgold Shareholders to be convened by order of the Jersey Court pursuant to Article 125 of the Jersey Companies Law, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof
JORC Code	Australasian Code for Reporting of Exploration Results adopted by the Joint Ore Reserves Committee
Laurel Hill Advisory Group	Laurel Hill Advisory Group, our proxy solicitation agent for the Meeting

Barrick Gold Corporation | Special Meeting Circular	3

Longstop Date	February 28, 2019, or such later date as may be agreed in writing by Barrick and Randgold (with the Panel’s consent and (if such approval is required) as the Jersey Court may approve)
LSE	London Stock Exchange plc
LTI	Long Term Incentive
M. Klein and Co.	M. Klein and Company, LLC which provides investment banking services through The Klein Group, LLC, a registered broker dealer in the United States
Meeting	Special meeting of Barrick, to be held on November 5, 2018 or such later date to which the meeting may be adjourned or postponed
Merger	The acquisition by Barrick of the entire issued, and to be issued, ordinary share capital of Randgold (other than the Excluded Shares) to be effected by way of a Scheme or, should Barrick so elect, a Takeover Offer, as the case may be
Merger Announcement	The announcement of the Merger dated September 24, 2018 and made pursuant to Rule 2.7 of the Takeover Code, a copy of which is attached as Schedule 1 of the Cooperation Agreement
Merger Document	If the Scheme is (or is to be) implemented, the Scheme Document, or if the Takeover Offer is (or is to be) implemented, the Offer Document
Merger Shares	The Common Shares issuable in connection with Merger
Morgan Stanley	Morgan Stanley & Co. International plc, acting together with its affiliate, Morgan Stanley Canada Limited
NASDAQ	NASDAQ Global Select Market
NI 43-101	National Instrument 43-101 – Standards of Disclosure for Mineral Projects
NI 54-101	National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer
Non-Core Assets	Assets that are neither Tier One Gold Assets nor Strategic Assets, nor form part of the strategic Copper Business
Non-Permitted Barrick Dividend	See definition under “Executive Summary – Merger Announcement and the Scheme – Dividends”
NYSE	New York Stock Exchange
OBCA	Business Corporations Act (Ontario)
Offer Document	If Barrick elects to implement the Merger by way of the Takeover Offer, the document to be sent to (among others) Randgold Shareholders setting out, among other things, the full terms and conditions of the Takeover Offer
Official List	Official List maintained by the UK Listing Authority
Panel	United Kingdom Panel on Takeovers and Mergers
PGSUs	Performance Granted Share Units
Pre-emption Right	The right of pre-emption in favour of Acacia under the Relationship Agreement in the event that Barrick proposes to acquire any business or interest having more than 50% of its overall mining resources both located in Africa and in gold and/or silver
Qualified Person	An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association
Randgold	Randgold Resources Limited, a company incorporated under the laws of Jersey with registered number 62686
Randgold 20-F	Form 20-F filed by Randgold with the SEC on March 29, 2018, which is incorporated herein by reference and reproduced in part in“Schedule H: Randgold Historical Financial Statements”
Randgold ADSs	Randgold American Depositary Shares, each of which represents one Randgold Share
Randgold Articles	The memorandum and articles of association of Randgold
Randgold Board Adverse Recommendation Change	See definition under “The Merger – Cooperation Agreement – Termination”
Randgold CEO Award	One-off award of performance shares granted by Randgold to Mark Bristow in 2013
Randgold Equalization Dividend	See definition under “Executive Summary – Merger Announcement and the Scheme – Dividends”
Randgold Extraordinary General Meeting	The extraordinary general meeting of Randgold to be convened in connection with the Scheme, notice of which will be set out in the Scheme Document, including any adjournment thereof
Randgold Group	Randgold and its subsidiary undertakings and, in the context of the Cooperation Agreement, Randgold and its subsidiary undertakings and any undertakings in which it controls, directly or indirectly, 20% of the voting rights
Randgold Interim Report	Interim financial report of Randgold for the six-month period ended June 30, 2018, filed with the SEC on August 9, 2018, which is incorporated herein by reference, and the special purpose interim financial report of Randgold for the six-month period ended June 30, 2018 reproduced in “Schedule H: Randgold Historical Financial Statements”
Randgold Permitted Dividend	See definition under “Executive Summary – Merger Announcement and the Scheme – Dividends”
Randgold Return of Capital	See definition under “Executive Summary – Merger Announcement and the Scheme – Dividends”
Randgold Shareholders	Shareholders of Randgold

4	Barrick Gold Corporation | Special Meeting Circular

Randgold Share Plans	Randgold CEO Award, the Randgold Restricted Share Scheme, the Randgold Co-Investment Plan, the Randgold Long-Term Incentive Plan, and the Randgold Annual Bonus Plan (to the extent it relates to the deferred bonus shares)
Randgold Shares	Ordinary shares of $0.05 each in the capital of Randgold
Randgold Special Resolution	The special resolution to be proposed by Randgold at the Randgold Extraordinary General Meeting in connection with, among other things, the approval of the Scheme and the alteration of the Randgold Articles and such other matters as may be necessary to implement the Scheme
Registered Shareholders	Registered holders of Common Shares
Registrar of Companies	Registrar of Companies in Jersey
Relationship Agreement	Amended and restated relationship agreement dated November 16, 2014 entered into between Barrick and Acacia
Remedies	Any conditions, measures, commitments, undertakings, remedies (including disposal and any pre-divestiture reorganizations by a party) or assurance (financial or otherwise) offered, imposed or required in connection with the obtaining of any regulatory clearance required in connection with the Merger and that is to come into effect after or conditional on completion of the Merger
Scheme	The scheme of arrangement proposed to be made under Article 125 of the Jersey Companies Law between Randgold and the Randgold Shareholders, with or subject to any modification, addition or condition approved or imposed by the Jersey Court and agreed to by Randgold and Barrick
Scheme Document	The document to be sent to (among others) Randgold Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Jersey Court Meeting and Randgold Extraordinary General Meeting
SEC	US Securities and Exchange Commission
Securities Act	United States Securities Act of 1933, as amended
SEDAR	System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators
Senior Gold Peers	Agnico Eagle Mines Limited, Goldcorp Inc., Newcrest Mining Limited and Newmont Mining Corporation
Shandong Gold	Shandong Gold Group Co., Ltd.
Shandong Mining	Shandong Gold Mining Co., Ltd.
Share Issuance Resolution	Ordinary resolution approving the issuance of the Merger Shares in connection with the Merger to be voted on by Shareholders at the Meeting
Shareholders	Shareholders of Barrick
SOKIMO	Société de Miniere de Kilo-Moto SA
Strategic Assets	Assets which, in the opinion of Barrick and Randgold, have the potential to deliver significant unrealized value in the future
Strategic Investment Agreement	Strategic investment agreement entered into between Barrick and Shandong Gold on September 24, 2018, which provides for cross-investments of up to $300 million through the acquisition of shares of Shandong Mining and Barrick, respectively, through the facilities of the stock exchanges on which such shares are listed
subsidiary undertaking	Has the meaning given to such term by the UK Companies Act 2006, as amended
Takeover Code	UK City Code on Takeovers and Mergers
Takeover Offer	A takeover offer (within the meaning of Article 116 of the Jersey Companies Law) to be made by or on behalf of Barrick to acquire the entire issued and to be issued share capital of Randgold on the terms and conditions to be set out in the Offer Document
Tier One Gold Asset	A mine with a stated mine life in excess of ten years with 2017 production of at least 500,000 ounces of gold, 2017 total cash costs per ounce in the bottom half of all gold mines contained in Wood Mackenzie’s Metals Cost Curves Tool (<$748/oz total cash costs),(1) excluding state-owned and privately-owned mines.
TSX	Toronto Stock Exchange
TSX Manual	TSX Company Manual
UK or United Kingdom	United Kingdom of Great Britain and Northern Ireland
UK Financial Conduct Authority	United Kingdom Financial Conduct Authority
UK Listing Authority	UK Financial Conduct Authority acting as the authority for listing in the United Kingdom
US or United States	United States of America, its territories and possessions
US Securities Laws	Federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder
VAT	Value-added tax and any similar sales or turnover tax (including goods and services tax)

(1)

Total cash costs per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers, as well as comparisons between Tier One Gold Assets, are made on the basis of the data presented by Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further information, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77 and “Other Information – Comparative Measures Based on Third Party Data” on page 79.

Barrick Gold Corporation | Special Meeting Circular	5

Wider Barrick Group	Barrick and the subsidiaries and subsidiary undertakings of Barrick and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Barrick Group is interested or any undertaking in which Barrick and such undertakings (aggregating their interests) have a direct or indirect interest in 20% or more of the voting equity capital)
Wider Randgold Group	Randgold and the subsidiaries and subsidiary undertakings of Randgold and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Randgold Group is interested or any undertaking in respect of which Randgold and such undertakings (aggregating their interests) have a direct or indirect interest in 20% or more of the voting equity capital)

6	Barrick Gold Corporation | Special Meeting Circular

Questions and Answers Relating to the Merger and the Continuance

The following is intended to answer certain key questions concerning the Meeting, the Merger and the Continuance and is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined have the meanings given to them under “Key Terms” starting on page 3 of this Circular.

What is the Merger?

On September 24, 2018, Barrick announced that it had agreed to acquire all of the issued and to be issued Randgold Shares pursuant to a court-sanctioned scheme of arrangement under Jersey Companies Law. If completed, the Merger will result in Barrick becoming the owner of all of the Randgold Shares on the Effective Date. Randgold Shareholders will receive 6.1280 Common Shares for each Randgold Share held on the Effective Date. At that time, our existing Shareholders will own approximately 66.6% of the Common Shares and Randgold Shareholders will own approximately 33.4% of the Common Shares.

Why did I receive this Circular?

You received this Circular because you and our other Shareholders will be asked at the Meeting to:

•	approve, by a majority vote, the issuance of Common Shares in connection with the proposed Merger. See “Business of the Meeting – Share Issuance Resolution” on page 37; and

•	approve by a special majority vote, the continuance of Barrick to British Columbia under the BCBCA. See “Business of the Meeting – Continuance Resolution” on page 37.

Why am I being asked to approve the issuance of Common Shares for the Merger?

The TSX requires an acquiring company to obtain shareholder approval if the number of shares to be issued as purchase price consideration for an acquisition exceeds 25% of its outstanding shares. The Common Shares to be issued by Barrick as consideration for the Merger are expected to represent approximately 50% of its currently outstanding Common Shares on a non-diluted basis. If Shareholder approval is not obtained, Barrick will not be able to complete the Merger on the terms currently proposed.

The Board recommends a vote FOR the Share Issuance Resolution.

Why am I being asked to approve the Continuance?

The Business Corporations Act (Ontario) (OBCA) requires a corporation that wishes to continue out of Ontario into another jurisdiction of organization to obtain, among other consents and approvals, the approval of its shareholders by special resolution passed by at least two-thirds of the votes cast by shareholders, voting in person or represented by proxy. Completion of the Merger is not conditional on approval of the Continuance Resolution. If Shareholder approval for the Continuance is not obtained, Barrick will remain an Ontario corporation. If the Continuance Resolution is approved at the Meeting, the Continuance is expected to be effected on or prior to completion of the Merger; however, Barrick may nevertheless elect not to complete the Continuance. Similarly, even if the Merger is not completed, Barrick may complete the Continuance. Registered Shareholders have certain rights of dissent in respect of the Continuance. See “The Continuance – Dissent Right of Shareholders” and “Schedule C: Dissent Procedures”. Barrick is asking you to approve the Continuance for the reasons set out on page 65.

The Board recommends a vote FOR the Continuance Resolution.

Why should I vote FOR the Share Issuance Resolution?

In reaching its conclusions and formulating its recommendation of the Merger to Shareholders, the Board considered a number of factors, including those listed below, with the benefit of input from Barrick’s management and financial and legal advisors.

Barrick Gold Corporation | Special Meeting Circular	7

The following is a summary of the principal reasons for the recommendation that Shareholders vote FOR the Share Issuance Resolution and the Continuance Resolution:

•

Creation of industry-leading gold company. The Board believes that the Merger will create an industry-leading gold company with the greatest concentration of Tier One Gold Assets in the industry, the lowest total cash cost position among Senior Gold Peers,(2) and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

•

Superior size and scale. Based on Barrick and Randgold’s respective closing prices on the NYSE and NASDAQ as of September 21, 2018 (being the last business day prior to the Announcement Date), Barrick would have an aggregate market capitalization of $18.3 billion. In addition, based on the 2017 financial results for both companies, Barrick would have generated aggregate revenue of approximately $9.7 billion, aggregate net income of approximately $1.9 billion, and aggregate Adjusted EBITDA(3) of approximately $4.7 billion.

•	Ownership of five of the world’s top ten Tier One Gold Assets, with two potential Tier One Gold Assets. Barrick will, on completion of the Merger, own the following:

○	Tier One Gold Assets: Cortez, Goldstrike, Kibali (45%), Loulo-Gounkoto (80%) and Pueblo Viejo (60%); and

○	potential to become Tier One Gold Assets: Goldrush/Fourmile and Turquoise Ridge (75%).

•

Strong financial position. Based on the 2017 financial results of Barrick and Randgold, Barrick would have had on a combined basis the highest Adjusted EBITDA,(2) the highest Adjusted EBITDA margin(2) and the lowest total cash cost position among Senior Gold Peers:(2)

○	combined Adjusted EBITDA margin(3) of 48% (for the financial year ended December 31, 2017); and

○	combined cost of sales related to gold production of $798 per ounce and total cash costs(3) of $538 per ounce (for the financial year ended December 31, 2017).

•	Proven management team. Proven management team of owners with the ability to operate successfully in complex jurisdictions:

○	continuation of Barrick’s strong partnership-ownership culture and deep experience operating across a range of geographies, mining methods and ore types; and

○

from January 1, 2008 to August 31, 2018, Randgold achieved the highest return on capital among Senior Gold Peers.(2) Randgold’s share price has also risen by 76% over the same period, while Senior Gold Peers’ share prices have declined by an average of 48%.

•	Strong cash flow generation to support robust investment and a greater ability to return cash to Shareholders.

•	Established partnerships with leading Chinese mining companies.

•	Superior scale and the largest gold reserves among Senior Gold Peers. Potential combined 78 million ounces of proven and probable gold reserves on an attributable basis (as at December 31, 2017).(4)

•	Strong balance sheet with expected investment grade ratings:

○	the lowest ratio of gross debt (as of June 30, 2018) to Adjusted EBITDA (for the financial year ended December 31, 2017) of any Senior Gold Peer;(2)

○	on an aggregate basis as at June 30, 2018, Barrick and Randgold had a combined cash position of $2.7 billion and debt net of cash of $3.7 billion; and

(2)

Lowest total cash cost, highest Adjusted EBITDA, highest Adjusted EBITDA margin, highest return on capital and lowest ratio of gross debt to Adjusted EBITDA are non-GAAP financial performance measures based on data from Bloomberg, Factset or Wood Mackenzie with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Bloomberg, Factset or Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77 and “Other Information – Comparative Measures Based on Third Party Data” on page 79.

(3)

Adjusted EBITDA, Adjusted EBITDA margin and total cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. These financial metrics are presented on a combined or aggregate basis and do not include any pro forma adjustments. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77.

(4)

See “Information in this Circular – Mineral Reserve and Mineral Resource Information” on page 16 and “Barrick Following the Merger – Combined Mineral Reserves” on page 61 for details regarding qualifications, assumptions, tonnage, grade and a breakdown of proven gold reserves and probable gold reserves.

8	Barrick Gold Corporation | Special Meeting Circular

○

Barrick currently has an investment grade rating of BBB and Baa2 from S&P and Moody’s, respectively. As at June 30, 2018, Randgold had a net cash balance of $604 million and strong cash generation from its underlying operations. This would provide additional flexibility to Barrick to service existing Barrick debt and may positively impact Barrick’s current credit ratings.

•	Continued exposure to copper. Continued ownership of a strategic Copper Business that produced 413 million pounds of copper in 2017.

•

Significant re-rating potential. Given the quality of the combined asset base and the proven management team, with the highest Adjusted EBITDA margin (5) and the lowest total cash cost for 2017 relative to the Senior Gold Peers,(5) there is significant potential for Barrick to re-rate over time.

•

Fairness opinions. The Board has received a fairness opinion from each of M. Klein and Co. and Morgan Stanley to the effect that as of September 23, 2018, and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by each financial advisor as described in such opinions, the Exchange Ratio was fair, from a financial point of view, to Barrick. See “The Merger – Fairness Opinions”.

•

Support of Barrick directors. All of the directors of Barrick have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote their Common Shares in favour of the Share Issuance Resolution and the Continuance Resolution. As of the Announcement Date, these directors collectively beneficially owned or exercised control or direction over an aggregate of 2,780,622 Common Shares, representing approximately 0.238% of the issued and outstanding Common Shares.

•

Other factors. The Board also considered the Merger with reference to current economics, industry and market trends affecting each of Barrick and Randgold in the gold market, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and management’s assessment of the prospects of each of Barrick and Randgold and the then historical trading prices of the Common Shares and the Randgold Shares.

See “The Merger – Reasons for the Recommendation of the Board”.

Why should I vote FOR the Continuance Resolution?

Barrick believes it is appropriate at this time to continue to British Columbia, which has a more modern corporate statute that provides additional flexibility to Barrick in a number of areas, including increased flexibility with respect to capital management and in the composition of the Board of Barrick. In British Columbia, Barrick will have greater flexibility to attract the most qualified and experienced directors from a global talent pool, who have the expertise and skills required by Barrick’s global business, that will operate in a diverse range of jurisdictions across five continents. For these reasons, Shareholders should vote FOR the Continuance. See “The Continuance”.

How was the Exchange Ratio determined?

The Exchange Ratio has been agreed based on the volume-weighted average prices of the Common Shares and Randgold ADSs traded on the NYSE and NASDAQ, respectively, over the 20 trading days ended on September 21, 2018 (being the last business day before the Announcement Date) of $10.30 and $63.13, respectively.

What is required to complete the Merger?

Completion of the Merger is conditional upon, among other things, the satisfaction or waiver of the following closing conditions (assuming that the Merger is effected by means of the Scheme):

•	the Scheme becoming unconditional and effective, subject to the provisions of the Takeover Code, by no later than the Longstop Date;

•

approval of the Scheme at the Jersey Court Meeting by a majority in number of the Randgold Shareholders present and voting, either in person or by proxy, representing three-quarters or more of the voting rights of all Randgold Shares voted by those Randgold Shareholders;

•

all resolutions in connection with or required to approve and implement the Scheme as set out in the notice of the Randgold Extraordinary General Meeting (including, without limitation, the Randgold Special Resolution) being duly passed by the requisite majority at the Randgold Extraordinary General Meeting (which, in relation to the Randgold Special Resolution, will require the approval of Randgold

(5)

Lowest total cash cost and highest Adjusted EBITDA margin are non-GAAP financial performance measures based on data from Factset or Wood Mackenzie with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Factset or Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77 and “Other Information – Comparative Measures Based on Third Party Data” on page 79.

Barrick Gold Corporation | Special Meeting Circular	9

Shareholders representing at least two-thirds of the votes cast at the Randgold Extraordinary General Meeting either in person or by proxy);

•

the sanction of the Scheme without modification or with modification on terms acceptable to Barrick and Randgold by the Jersey Court, and the delivery to the Registrar of Companies of the order sanctioning the Scheme; and

•	the Share Issuance Resolution being duly passed at the Meeting and remaining valid.

See “The Merger – The Merger Announcement and the Scheme – Conditions to the Merger”.

Are there any other conditions to the completion of the Merger?

Completion of the Merger will also be conditional upon, among others, the satisfaction or waiver of the following conditions:

•	the Merger Shares being conditionally accepted for listing on the NYSE and the TSX and such acceptance not having been withdrawn; and

•	receipt of any and all approvals of the South African competition authorities, and such approvals remaining in force and not having been revoked.

See “The Merger – The Merger Announcement and the Scheme – Conditions to the Merger”.

Who will be the directors of Barrick following the Merger?

Following the Merger, two-thirds of the directors of the Board will be initially appointed by Barrick and one-third will be initially appointed by Randgold. The proposed members of the Board following the Merger, other than John L. Thornton and Mark Bristow, have not yet been identified. See “Barrick Following the Merger – Board of Directors”.

Who will be the executive officers of Barrick following the Merger?

Following the Merger:

•	John L. Thornton will continue to serve as the Executive Chairman of Barrick;

•	Mark Bristow, the current Chief Executive Officer of Randgold, will serve as the President and Chief Executive Officer of Barrick;

•	Graham Shuttleworth, the current Finance Director and Chief Financial Officer of Randgold, will serve as the Senior Executive Vice President and Chief Financial Officer of Barrick; and

•	Kevin Thomson will continue to serve as the Senior Executive Vice President, Strategic Matters of Barrick.

See “Barrick Following the Merger – Executive Officers”.

Where will the corporate offices of Barrick be located following the Merger?

Following the Merger, Barrick’s head office will continue to be in Toronto, Ontario. If the Continuance is completed, Barrick’s registered and records office will be located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. See “Barrick Following the Merger – Corporate Offices”.

When does Barrick expect the Merger to close?

The Merger is expected to close by the end of the first quarter of 2019. Closing is conditional on Barrick obtaining Shareholder approval of the Share Issuance Resolution and the satisfaction of other closing conditions including the approval of Randgold Shareholders and certain regulators. See “The Merger – The Merger Announcement and the Scheme – Conditions to the Merger”.

10	Barrick Gold Corporation | Special Meeting Circular

What are the voting approval levels required to pass the Meeting resolutions?

•	Share Issuance Resolution: The approval by a simple majority of the votes cast by Shareholders represented in person or by proxy at the Meeting is required to pass the Share Issuance Resolution.

•	Continuance Resolution The approval of two-thirds of the votes cast by Shareholders represented in person or by proxy at the Meeting is required to pass the Continuance Resolution.

The Board has approved the Merger and the Continuance and recommends that Shareholders vote FOR both resolutions.

The Board recommends a vote FOR both resolutions at the Meeting.

Should I send in my proxy now?

Yes. Once you have carefully read and considered the information in this Circular, you need to complete and submit the enclosed voting instruction form or form of proxy. You are encouraged to vote well in advance of the proxy cut off at 5:00 p.m. (Toronto time) on November 1, 2018 to ensure your Common Shares are voted at the Meeting. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened Meeting. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

Does any Shareholder beneficially own 10% or more of the Common Shares?

No. To the knowledge of the directors and officers of Barrick, as of October 4, 2018, no Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to our outstanding Common Shares. In addition, based on current information available to Barrick, after the Merger no current Randgold Shareholder is expected by virtue of the transaction to own 10% or more of the Common Shares.

Are there any risks I should consider in connection with the Merger?

Yes. There are a number of risk factors relating to Randgold’s business and operations, the Merger and the potential failure by Barrick to complete the Merger, all of which should be carefully considered. Risk factors relating to the Merger include the following:

•	The Merger is subject to satisfaction or waiver of several conditions.

•	Barrick’s ability to invoke certain conditions of the Merger may be limited by the Takeover Code.

•	The Cooperation Agreement may be terminated in certain circumstances.

•	The issuance of a significant number of Common Shares and a resulting “market overhang” could adversely affect the market price of Common Shares after completion of the Merger.

•	Barrick does not currently control Randgold and its subsidiaries.

•	Barrick and Randgold will incur substantial transaction fees and costs in connection with the proposed Merger.

•	The Break Payment may be payable by Barrick.

•	Randgold and Barrick may be the targets of legal claims, securities class action, derivative lawsuits and other claims.

See “Risk Factors” for further information.

Are there any risks I should consider in connection with the completion of the Merger?

Yes. There are a number of risk factors relating to Barrick’s post-Merger business and operations, all of which should be carefully considered. Risk factors relating to Barrick’s post-Merger business and operations include the following:

•	Significant demands will be placed on Barrick and Randgold as a result of the Merger.

•	The integration of Randgold may not occur as planned.

Barrick Gold Corporation | Special Meeting Circular	11

•	The new management team may not be successful in implementing the proposed business strategy.

•	Political risks in new jurisdictions.

•	Increased foreign exchange exposure may adversely affect Barrick’s earnings and the value of some of Barrick’s assets.

•

The unaudited pro forma consolidated financial information of Barrick and Randgold is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Barrick following the Merger.

•	New legislation and tax risks in certain Randgold operating jurisdictions.

•	The Relationship Agreement may impair the future growth of Barrick’s African gold operations following the Merger.

•	Failure by Randgold to comply with applicable laws prior to the Merger could subject Barrick to penalties and other adverse consequences following the Merger.

See “Risk Factors” for additional information.

Who is eligible to vote?

Shareholders at the close of business (Toronto time) on the record date of October 4, 2018 or their duly appointed proxyholders are eligible to vote at the Meeting.

When and where will the Meeting be held?

The Meeting will be held at 10:00 a.m., Toronto time on November 5, 2018, in the Niagara Room at the InterContinental Toronto Centre located at 225 Front Street West, Toronto, Ontario, Canada.

What if I acquire ownership of Common Shares after the record date?

You will not be entitled to vote. Only persons owning Common Shares as of the record date of October 4, 2018 are entitled to vote at the Meeting.

Am I entitled to dissent rights?

A Registered Shareholder is entitled to dissent from the Continuance Resolution in the manner provided in Section 185 of the OBCA. Section 185 of the OBCA is reprinted in its entirety as “Schedule D: Section 185 – Business Corporations Act (Ontario)”. Set out in “Schedule C: Dissent Procedures” is a summary of the dissent procedures.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of the management of Barrick. Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone, e-mail, internet or facsimile by directors, officers or employees of Barrick, or by such agents as Barrick may appoint.

Barrick has retained Laurel Hill Advisory Group in connection with the solicitation of proxies. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by Barrick. Barrick will reimburse brokers and other entities for costs incurred by them in mailing Meeting materials to beneficial owners of Common Shares.

Who can I contact if I have additional questions?

If you have any questions or require assistance with voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1.877.452.7184 toll free in North America, or call collect outside North America at 416.304.0211 or by e-mail at assistance@laurelhill.com.

12	Barrick Gold Corporation | Special Meeting Circular

Expected Timetable of Key Events

Record date for determining Shareholders entitled to vote at the Meeting	October 4, 2018

Deadline for AST to have received proxy forms or voting instructions from Shareholders	November 1, 2018

Meeting of Shareholders	November 5, 2018

Randgold Jersey Court Meeting	November 5, 2018

Randgold Extraordinary General Meeting	November 5, 2018

Randgold Jersey Court hearing to approve the Scheme	December 17, 2018(6)

Expected closing of the Merger	By the end of the first quarter of 2019

(6)

If the competition clearance for the Merger in South Africa has not been received by December 12, 2018, the date for the Jersey Court hearing is expected to be January 15, 2019. In the event of such a delay, the Merger would still be expected to close in the first quarter of 2019.

Barrick Gold Corporation | Special Meeting Circular	13

Information in this Circular

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Barrick for use at the Special Meeting of Shareholders and any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Special Meeting. As a Shareholder, it is very important that you read this material carefully and then vote your Common Shares.

Unless otherwise indicated, information in this Circular is as of October 4, 2018. No person has been authorized to give any information or to make any representations in connection with the Merger, the Continuance and the other matters discussed in this Circular other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Barrick and should not be relied upon.

This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

Information Concerning Randgold Resources Limited

Except as otherwise indicated, the information concerning Randgold contained in this Circular is based solely on information provided to Barrick by Randgold or upon publicly available information. With respect to this information, Barrick has relied exclusively on Randgold, without independent verification by Barrick. Although Barrick has no knowledge that would indicate that any such information concerning Randgold is untrue or incomplete, neither Barrick nor any of its directors or officers assume any responsibility for the accuracy or completeness of such information, nor for any failure of Randgold to disclose events which may have occurred or which may affect the completeness or accuracy of any such information but which are unknown to them. Barrick has no knowledge of any material information concerning Randgold that has not been generally disclosed. See also “– Scientific and Technical Information” and “Risk Factors”.

Non-GAAP Financial Performance Measures

Certain financial performance measures used in this Circular – namely Adjusted EBITDA, Adjusted EBITDA margin, cash costs per ounce, and total cash costs – are not prescribed by IFRS. These non-GAAP financial performance measures are included because management has used the information to analyze the combined business performance and financial position of Barrick post-Merger. These non-GAAP financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and financial position of Barrick post-Merger, certain non-GAAP financial performance measures of each of Barrick and Randgold have been combined, without pro forma adjustment, to show an aggregate number. We have included in this Circular under “Other Information – Use of Non-GAAP Financial Performance Measures” details regarding the manner in which non-GAAP financial performance measures have been aggregated for purposes of this Circular as well as reconciliations to the most directly comparable IFRS measures as reported by Barrick and Randgold, together with an explanation of the rationale for including the non-GAAP financial performance measure. See “Other Information – Use of Non-GAAP Financial Performance Measures”.

In order to provide a relative comparison of Barrick post-Merger to its Senior Gold Peers, certain financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of data presented by either Factset, Wood Mackenzie or Bloomberg which contain non-GAAP financial performance measures. These non-GAAP financial performance measure comparisons – namely lowest total cash costs, highest Adjusted EBITDA margin, highest return on capital and lowest gross debt to Adjusted EBITDA ratio are based solely on the data presented by Factset, Wood Mackenzie or Bloomberg (as applicable) and are intended to provide additional information only and do not have any meaning under IFRS. See “– Third Party Data” for further information.

Certain financial performance measures of Randgold incorporated by reference in this Circular are not prescribed by IFRS. These non-GAAP financial measures are included because Randgold’s management considers them to be important comparables and key measures used within Randgold’s business for assessing performance. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, please refer to the information contained in the Randgold 20-F under “Selected Financial Data” and “Business Overview” and in the Randgold Interim Report under the heading “Non-GAAP Measures”, each of which is incorporated by reference in this Circular.

14	Barrick Gold Corporation | Special Meeting Circular

Third Party Data

Certain comparisons of Barrick post-Merger to its Senior Gold Peers (such as highest Adjusted EBITDA margin, highest return on capital, lowest gross debt to Adjusted EBITDA ratio and lowest total cash cost) are based on data obtained from Wood Mackenzie, Factset and Bloomberg as of August 31, 2018 (unless otherwise stated). Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Factset is a financial data and software company which provides financial information and analytic software for, among others, investment professionals. Bloomberg is a software, data and media company which delivers business and market news, data and analysis. Neither Wood Mackenzie, Factset nor Bloomberg has any affiliation to Barrick or Randgold.

Where figures for Barrick post-Merger are compared to its Senior Gold Peers, the data from either Wood Mackenzie, Factset or Bloomberg (as applicable) has been used to ensure consistency in the compared measures across Barrick post-Merger and the comparator group. Neither Barrick nor Randgold has the ability to verify the Wood Mackenzie, Factset or Bloomberg figures and the non-GAAP financial performance measures used by Wood Mackenzie, Factset and Bloomberg may not correspond to the non-GAAP financial performance measures calculated by Barrick, Randgold or any of the Senior Gold Peers.

Presentation of Financial Information

The unaudited pro forma consolidated financial statements of Barrick included in this Circular are reported in US dollars and have been prepared by Barrick management in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and incorporate the significant accounting policies expected to be used to prepare consolidated financial statements after the Merger. The historical financial statements and all other financial information of Randgold included or incorporated by reference in this Circular are reported in US dollars and have been prepared in accordance with IFRS. Financial statements of each of Barrick and Randgold were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in the case of Barrick, its financial statements for the year ended December 31, 2016 were also audited in accordance with Canadian accounting standards. Certain tables and other figures in this Circular may not add due to rounding.

Pro Forma Financial Statements

The unaudited pro forma consolidated financial statements included in this Circular give effect to the Merger and certain related adjustments described in the notes accompanying those financial statements. The unaudited pro forma consolidated balance sheet gives effect to the Merger as if it had closed on June 30, 2018. The unaudited pro forma consolidated statements of income for the year ended December 31, 2017 and the six months ended June 30, 2018 gives effect to the Merger as if it had closed on January 1, 2017. The unaudited pro forma consolidated financial statements are based on the respective historical audited consolidated financial statements of Barrick and Randgold for the year ended December 31, 2017 and the respective historical unaudited consolidated financial statements of Barrick and Randgold as at and for the six months ended June 30, 2018. Pro forma financial information presented in this Circular has been derived from the unaudited pro forma consolidated financial statements of Barrick included elsewhere in this Circular. The pro forma financial information presented in this Circular should be read in conjunction with the historical consolidated financial statements of both Barrick and Randgold for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018. See “Schedule I: Pro Forma Financial Information”.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition would have been had the Merger occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of the operations of the combined company. The actual financial position and results of operations of Barrick may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial statements due to a variety of factors.

The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Barrick believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The actual adjustments to the consolidated financial statements of Barrick upon the Closing will depend on a number of factors, including, among others, the actual expenses of the Merger and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “Forward-Looking Information” and “Risk Factors”.

Scientific and Technical Information

Unless otherwise indicated, scientific or technical information in this Circular relating to Barrick and its mineral reserves is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or following review by, Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick. Mr. Sims is a Qualified Person as defined in NI 43-101. Mr. Sims has not received and will not receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, Mr. Sims owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of any outstanding class of securities of Barrick’s associates or affiliates.

Barrick Gold Corporation | Special Meeting Circular	15

Unless otherwise indicated, scientific or technical information in this Circular (or incorporated herein by reference) relating to Randgold and its mineral projects is based on information prepared by employees of Randgold, in each case under the supervision, or following review by, Simon Bottoms, Group Mineral Resource Manager for Randgold and Rodney Quick, Group General Manager Evaluations for Randgold. To the knowledge of Barrick: (i) each of Messrs. Bottoms and Quick is a Qualified Person as defined in NI 43-101; (ii) each of Messrs. Bottoms and Quick is an officer or employee of Randgold; and (iii) no such person received or will receive a direct or indirect interest in any property of Randgold or any of its associates or affiliates. As of the date hereof, to the knowledge of Barrick, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Randgold and less than 1% of any outstanding class of securities of Randgold’s associates or affiliates. The scientific and technical information in this Circular regarding Kibali and Loulo-Gounkoto is based upon NI 43-101 technical reports filed by Randgold on September 24, 2018 under its issuer profile on SEDAR at www.sedar.com. NI 43-101 permits Barrick to rely on these technical reports for purposes of the disclosure contained in this Circular.

Mineral Reserve and Mineral Resource Information

Mineral reserves are estimated and reported by Barrick in accordance with NI 43-101 pursuant to the CIM, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Exchange Act), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a mineral reserve (see “Barrick Following the Merger – Combined Mineral Reserves – Barrick’s Gold Mineral Reserves”). In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into mineral reserves.

Ore reserves and mineral resources are estimated and reported by Randgold in accordance with the JORC Code. The JORC Code is an “acceptable foreign code” for purposes of NI 43-101 and, as a result, Barrick is entitled to include Randgold ore reserves and mineral resources disclosure in this Circular. Ore reserves and mineral resources reported pursuant to the JORC Code are functionally equivalent to CIM reporting standards and the combined mineral reserves information included in this Circular for illustrative purposes has been prepared by aggregating Barrick’s mineral reserves disclosure with ore reserves reported by Randgold pursuant to the JORC Code, in each case as of December 31, 2017. Randgold has reconciled the reported ore reserves to the CIM definition of “mineral reserves” and there are no material differences. The JORC Code differs significantly from the requirements of the SEC, and mineral resource information contained or incorporated by reference herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned (i) not to assume that all or any part of Randgold’s mineral resources constitute or will be converted into mineral reserves and (ii) unlike Barrick which reports its mineral resources exclusive of mineral reserves, Randgold reports its mineral resources inclusive of ore reserves.

Barrick mineral reserves are reported using a $1,200 per ounce gold price assumption (except for Kalgoorlie which uses an assumption of A$1,600 per ounce and Bulyanhulu, North Mara and Buzwagi, which use an assumption of $1,100 per ounce). Randgold’s ore reserves are reported using a $1,000 per ounce gold price assumption (except for the Kibali KCD open pit, which uses a $1,100 per ounce assumption in its pit design). Barrick tonnage and grade figures included in this Circular are reported on an attributable basis and the Randgold tonnage and grade figures included in this Circular are reported on a total basis.

As a result of the differences described above, the reported Barrick mineral reserves and Randgold ore reserves may not be directly comparable, and the combined mineral reserves should be considered illustrative only. The potential combined mineral reserves should be treated as forward-looking information and are subject to change under differing gold price assumptions.

Exchange Rate Information

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one US dollar in exchange for Canadian dollars published by the Bank of Canada.

	Year ended December 31,		Six months ended June 30,
	2017	2016	2018
High	1.3743	1.4589	1.3310
Low	1.2128	1.2544	1.2288
Average	1.2986	1.3248	1.2781
Period End	1.2545	1.3427	1.3168

On September 21, 2018, the business day immediately prior to the Announcement Date, the average daily exchange rate as reported by the Bank of Canada was US $1.00 = Cdn $1.2916 or Cdn $1.00 = US $0.7742. On October 3, 2018, the average daily exchange rate as reported by the Bank of Canada was US $1.00 = Cdn $1.2382 or Cdn $1.00 = US $0.7793.

16	Barrick Gold Corporation | Special Meeting Circular

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one pound sterling in exchange for Canadian dollars published by the Bank of Canada.

	Year ended December 31,		Six months ended June 30,
	2017	2016	2018
High	1.7767	2.0758	1.8371
Low	1.5865	1.6009	1.6822
Average	1.6720	1.7962	1.7582
Period End	1.6961	1.6564	1.7357

On September 21, 2018, the business day immediately prior to the Announcement Date, the average daily exchange rate as reported by the Bank of Canada was GBP 1.00 = Cdn $1.7114 or Cdn $1.00 = GBP 0.5916. On October 3, 2018, the average daily exchange rate as reported by the Bank of Canada was GBP 1.00 = Cdn $1.6670 or Cdn $1.00 = GBP 0.5999.

The information above in respect of the year ended December 31, 2016 is based on the noon rates for such period published by the Bank of Canada. The information in respect of periods commencing on or after January 1, 2017 is based on the average daily exchange rates for such period published by the Bank of Canada.

Notice to Shareholders in the United States

Barrick is incorporated under the laws of the Province of Ontario and is a “foreign private issuer” under US Securities Laws. The solicitations of proxies for the Meeting are not subject to the requirements of Sections 14(a) and 14(c) of the Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the Securities Act and proxy statements under the Exchange Act.

Information concerning the operations of Barrick and Randgold contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The financial statements of Barrick and Randgold (which Randgold financial statements are incorporated by reference in this Circular or attached as “Schedule H: Randgold Historical Financial Statements”), were prepared in accordance with IFRS, which differs from generally accepted accounting principles in the United States in certain material respects and thus may not be comparable to financial statements and information of United States companies prepared in accordance with generally accepted accounting principles in the United States. See also “Information in this Circular – Presentation of Financial Information“.

The financial statements of Barrick for the year ended December 31, 2017 are subject to audit under auditing standards of the Public Company Accounting Oversight Board (PCAOB). The financial statements of Barrick for the year ended December 31, 2016 are subject to audit under Canadian auditing standards and the auditing standards of the PCAOB. Barrick’s auditors are required to be independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. The Randgold financial statements for the year ended December 31, 2017 are subject to audit under auditing standards of the PCAOB and the auditors are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. The special purpose interim financial statements of Randgold included in “Schedule H: Randgold Historical Financial Statements” were subject to review under International Standards on Review Engagements (UK) 2410.

The enforcement by Shareholders of civil liabilities under US Securities Laws may be affected adversely by the fact that Barrick is incorporated or organized outside the United States, that some or all of its directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of its assets and such persons may be located outside the United States. As a result, it may be difficult or impossible for US Shareholders to effect service of process within the United States upon Barrick, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under US Securities Laws. In addition, US Shareholders should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under US Securities Laws; or (ii) would enforce, in an original action, liabilities against such persons predicated upon civil liabilities under US Securities Laws.

See also “Information in this Circular – Mineral Reserve and Mineral Resource Information”.

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Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation relating to: (i) the future growth, results of operations, performance, business prospects and opportunities of the Company and Randgold; (ii) the Merger; (iii) the integration of Randgold’s business with the existing operations of the Company; (iv) the impact of the Merger on the financial position of the Company; (v) the outlook for Barrick’s and Randgold’s respective businesses and the gold mining industry generally based on information currently available; and (vi) the Continuance of Barrick. These expectations may not be appropriate for other purposes. Often, but not always, forward-looking information can be identified by the use of words such as “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would”, or similar expressions. In particular, the Circular contains forward-looking information pertaining to:

•	expectations regarding whether the Merger will be completed, including whether the conditions to completion of the Merger will be satisfied, and the anticipated timing for Closing;

•

the combined company’s future plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, capital expenditures, investment valuations, income, margins, access to capital, and overall strategy;

•	expectations regarding the receipt of all necessary regulatory and third party approvals and the expiration of all relevant waiting periods;

•

the anticipated number of Common Shares to be issued in connection with the Merger, the expected total capitalization of Barrick on a consolidated basis following the Merger and the ratio of the Common Shares to be held by Shareholders and Randgold Shareholders, respectively, following the Merger;

•	the anticipated benefits of the Merger;

•	the re-rating potential of the Company post-Merger;

•	expectations regarding the value and nature of the consideration payable to Randgold Shareholders as a result of the Merger;

•	the anticipated mineral reserves of Barrick following completion of the Merger;

•	the governance and management structure of Barrick following the Merger;

•	the expenses associated with the Merger;

•	the potential for Strategic Assets to become Tier One Assets;

•	the expectation that the Merger Shares will be listed on the TSX and NYSE upon Closing;

•	the intention of Barrick and Randgold to seek the approval of their respective shareholders in connection with the Merger;

•	the expected treatment and costs associated with the Randgold Share Plans as a result of the Merger;

•	the expectation that Acacia will not exercise its Pre-emption Right in connection with the Merger;

•	the expectation that Barrick will be able to make arrangements to ensure that the Relationship Agreement does not impair the future growth of Barrick’s African gold operations following the Merger;

•	the expectation that Barrick will retain key Barrick and Randgold employees following the Merger;

•	the expectation that Randgold will cease to be a public company following the Merger and will have its ordinary shares delisted from the LSE and its ADSs delisted from NASDAQ following the Merger;

•	the expectation that Merger Shares issuable to Randgold ADS holders will be distributed to such holders and that the Randgold ADS program will be terminated at Closing; and

•	the relocation of the registered and records office of Barrick as a result of the Continuance.

These statements are based on the reasonable assumptions, estimates, analyses, and opinions of management made in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. These risks, uncertainties and assumptions include:

18	Barrick Gold Corporation | Special Meeting Circular

•	the risk that the conditions to completion of the Merger will not be satisfied;

•	the risk that shareholder approval of the Merger will not be obtained from Randgold Shareholders or that the Share Issuance Resolution will not be approved;

•	the risk that the Continuance Resolution will not be approved;

•

the risk that required regulatory and third party approvals necessary to complete the Merger will not be obtained, or that conditions will be imposed in connection with such approvals that will increase the costs associated with the Merger or have other negative implications for the Company on a consolidated basis following the Merger;

•	the risk that litigation relating to the Merger may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of Barrick or Randgold;

•	the risk that Acacia will exercise or attempt to exercise its Pre-emption Right in connection with the Merger;

•	the risk that the Relationship Agreement will impair the future growth of Barrick’s African gold operations following the Merger;

•	the risk that Barrick will discover previously undisclosed liabilities of Randgold following Closing;

•	the risk that Barrick may be required to make the Break Payment to Randgold in certain circumstances if the Merger is not completed;

•	the risk that the focus of management’s time and attention on the Merger may detract from other aspects of the respective businesses of Barrick and Randgold;

•	the risk that the anticipated benefits and value creation from the Merger will not be realized, or may not be realized in the expected timeframes;

•	the risk that a material decrease in the trading price of the Common Shares may occur which could result in a failure of the Merger or could be sustained following Closing;

•	the risk that there may be competing offers for Barrick or Randgold which arise as a result of or in connection with the Merger;

•	the risk that Randgold may not be integrated successfully following the Merger;

•	the risk that Barrick may not be able to retain key employees of Barrick or Randgold;

•

risks relating to certain of the jurisdictions in which Barrick or Randgold operates, in respect of which there have been recent changes and/or proposed changes in mining laws and/or tax laws and where governments may seek a greater share of mineral wealth;

•	risks relating to political instability in certain of the jurisdictions in which Randgold operates;

•	risks that the failure by Randgold to comply with applicable laws prior to the Merger could subject Barrick to penalties and other adverse consequences following the Merger;

•	risks relating to Randgold operations near communities that may regard its operations as being detrimental to them;

•	risks relating to disruption of supply routes which may cause delays in construction and mining activities at Randgold’s more remote properties;

•

risks relating to fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity), and the availability and increased costs associated with mining inputs and labor;

•	risks related to increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•

the risk of operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems;

•	the failure to comply with environmental and health and safety laws and regulations, and the timing of receipt of, or failure to comply with, necessary permits and approvals;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	risks related to litigation and contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

Barrick Gold Corporation | Special Meeting Circular	19

•	risks associated with working with partners in jointly controlled assets; and

•	increased costs and physical risks, including extreme weather events and resource shortages, related to climate change.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Forward-looking information contained herein is given as of the date of this Circular, and the Company disclaims any obligation or intention to update any forward-looking information, whether as a result of new information, future events, or results or otherwise unless so required by applicable securities laws. For additional information relating to the Company’s risk factors and risk factors relating to the Merger, the failure to complete the Merger and the post-Merger business of Barrick, reference should be made to “Risk Factors” and the Company’s continuous disclosure materials filed from time to time under its issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

20	Barrick Gold Corporation | Special Meeting Circular

Executive Summary

This executive summary highlights certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Circular and the attached schedules and in the documents incorporated by reference, all of which are important and should be reviewed carefully. Certain capitalized terms used in this summary are defined in “Key Terms” above.

The Meeting

The Meeting will be held at 10:00 a.m., Toronto time on November 5, 2018, in the Niagara Room at the InterContinental Toronto Centre located at 225 Front Street West, Toronto, Ontario, Canada.

Your vote is important. You are eligible to vote if you were a Shareholder of record at the close of business on October 4, 2018. To make sure your Common Shares are represented at the Meeting, you may cast your vote in person or by submitting your proxy or voting instruction form. Please see page 34 for more details on how you can vote.

Purpose of the Meeting

The purpose of the Meeting is to consider and, if deemed advisable, pass, with or without amendment, the Share Issuance Resolution and the Continuance Resolution. The Share Issuance Resolution and the Merger are not conditional on the Continuance Resolution being approved.

The Merger

On September 24, 2018, Barrick and Randgold entered into the Cooperation Agreement and issued the Merger Announcement in which they announced that they had reached agreement on the terms and conditions of an all-share merger of Barrick and Randgold pursuant to which Barrick will acquire all of the issued and to be issued ordinary shares of Randgold (other than the Excluded Shares). The Merger is expected to be effected pursuant to a court sanctioned scheme of arrangement under Jersey Companies Law. If completed, the Merger will result in Barrick becoming the owner of all of the Randgold Shares on the Effective Date. Randgold Shareholders will receive 6.1280 Common Shares for each Randgold Share held on the Effective Date. This Exchange Ratio is based on the volume-weighted average prices of Common Shares traded on the NYSE, and Randgold ADSs traded on NASDAQ, respectively, over the 20 trading days ended on September 21, 2018 (being the last business day before the Announcement Date). On Closing, Randgold will become a wholly-owned subsidiary of Barrick and Barrick will continue the operations of Barrick and Randgold on a combined basis. At the time of Closing, existing Shareholders will own approximately 66.6% of the Common Shares and Randgold Shareholders will own approximately 33.4% of the Common Shares.

For further information regarding Barrick following completion of the Merger, see “The Merger – Details of the Merger” and “Schedule I: Pro Forma Financial Information”.

Randgold

Randgold is a leading Africa-focused gold mining and exploration company, with an extensive portfolio of mines and greenfield and brownfield projects.

Randgold was founded in 1995 and is headquartered in Jersey, Channel Islands. Over the past 23 years, Randgold has established an extensive portfolio of mines and exploration programmes in West and Central Africa, including two Tier One Gold Assets in Mali and the DRC. Randgold continues to expand its portfolio by developing mutually beneficial partnerships with host governments, communities and joint venture partners. Such partnerships include Randgold’s joint ventures with AngloGold Ashanti in the DRC and with Endeavour Mining and Newcrest in Côte d’Ivoire.

Randgold’s shares trade on the LSE under the symbol “RRS” and its ADSs trade on NASDAQ under the symbol “GOLD”. The registered office of Randgold is 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands.

For the financial year ended December 31, 2017, Randgold reported gold production of 1.315 million ounces, revenue of $1,280 million and comprehensive income of $335 million.

As of the business day prior to the Announcement Date, there were 94,475,346 Randgold Shares issued and outstanding and Randgold’s market capitalization was $6.1 billion, based on the closing price of the Randgold ADSs on NASDAQ on such date of $63.91.

For additional information relating to Randgold see “Information Concerning Randgold and Barrick – Randgold”, “Schedule G: Additional Information Concerning Randgold” and “Schedule H: Randgold Historical Financial Statements”.

Barrick Gold Corporation | Special Meeting Circular	21

Fairness Opinions

Barrick retained M. Klein and Co. and Morgan Stanley as financial advisors in connection with the Merger. In determining to approve the Merger, the Board considered, among other things, the fairness opinion of each of its financial advisors. The M. Klein and Co. fairness opinion and the Morgan Stanley fairness opinion each concluded that, as of the date of the fairness opinion, subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by each financial advisor as described in such opinions, the Exchange Ratio was fair, from a financial point of view, to Barrick. The full text of the M. Klein and Co. fairness opinion and the Morgan Stanley fairness opinion setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the M. Klein and Co. fairness opinion and the Morgan Stanley fairness opinion, are attached as “Schedule E: M. Klein and Co. Fairness Opinion” and “Schedule F: Morgan Stanley Fairness Opinion”, respectively. The summary of the M. Klein and Co. fairness opinion and the Morgan Stanley fairness opinion in this Circular is qualified in its entirety by reference to the full text of the M. Klein and Co. fairness opinion and the Morgan Stanley fairness opinion, respectively.

M. Klein and Co. and Morgan Stanley each delivered its fairness opinion for the information and assistance of the Board in connection with its consideration of the Merger. Neither the M. Klein and Co. fairness opinion nor the Morgan Stanley fairness opinion is a recommendation as to whether or not Shareholders should vote in favour of the Share Issuance Resolution or any other matter. See “The Merger – Fairness Opinions – M. Klein and Co. Fairness Opinion”, “The Merger – Fairness Opinions – Morgan Stanley Fairness Opinion”, “Schedule E: M. Klein and Co. Fairness Opinion” and “Schedule F: Morgan Stanley Fairness Opinion”.

Recommendation of the Board

After careful consideration, including consideration of the comprehensive briefings from management on its due diligence findings, consultation with its legal and financial advisors, the receipt of fairness opinions of each of M. Klein and Co. and Morgan Stanley and other factors described below under “The Merger – Reasons for the Recommendation of the Board”, the Board determined that the Merger and the Continuance are in the best interests of Barrick and determined to recommend that Shareholders vote in favour of the Share Issuance Resolution and the Continuance Resolution. Accordingly, the Board approved and recommends that Shareholders vote FOR the Share Issuance Resolution and FOR the Continuance Resolution. See “The Merger” and “The Continuance”.

The Board recommends a vote FOR the Share Issuance Resolution and FOR the Continuance Resolution.

Reasons for the Recommendation of the Board

In reaching its conclusions and formulating its recommendation of the Merger to Shareholders, the Board considered a number of factors, including those listed below, with the benefit of input from Barrick’s management and financial and legal advisors.

The following is a summary of the principal reasons for the recommendation that Shareholders vote FOR the Share Issuance Resolution and the Continuance Resolution:

•

Creation of industry-leading gold company. The Board believes that the Merger will create an industry-leading gold company with the greatest concentration of Tier One Gold Assets in the industry, the lowest total cash cost position among Senior Gold Peers,(7) and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

•

Superior size and scale. Based on Barrick and Randgold’s respective closing prices on the NYSE and NASDAQ as of September 21, 2018 (being the last business day prior to the Announcement Date), Barrick would have an aggregate market capitalization of $18.3 billion. In addition, based on the 2017 financial results for both companies, Barrick would have generated aggregate revenue of approximately $9.7 billion, aggregate net income of approximately $1.9 billion, and aggregate Adjusted EBITDA(8) of approximately $4.7 billion.

(7)

Lowest total cash cost is a non-GAAP financial performance measure based on data from Wood Mackenzie with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77 and “Other Information – Comparative Measures Based on Third Party Data” on page 79.

(8)

Adjusted EBITDA is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. This financial metric is presented on a combined or aggregate basis and does not include any pro forma adjustments. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77.

22	Barrick Gold Corporation | Special Meeting Circular

•	Ownership of five of the world’s top ten Tier One Gold Assets, with two potential Tier One Gold Assets. Barrick will, on completion of the Merger, own the following:

○	Tier One Gold Assets: Cortez, Goldstrike, Kibali (45%), Loulo-Gounkoto (80%) and Pueblo Viejo (60%); and

○	potential to become Tier One Gold Assets: Goldrush/Fourmile and Turquoise Ridge (75%).

•

Strong financial position. Based on the 2017 financial results of Barrick and Randgold, Barrick would have had on a combined basis the highest Adjusted EBITDA,(9) the highest Adjusted EBITDA margin(9) and the lowest total cash cost position among Senior Gold Peers:(9)

○	combined Adjusted EBITDA margin(10) of 48% (for the financial year ended December 31, 2017); and

○	combined cost of sales related to gold production of $798 per ounce and total cash costs(10) of $538 per ounce (for the financial year ended December 31, 2017).

•	Proven management team. Proven management team of owners with the ability to operate successfully in complex jurisdictions:

○	continuation of Barrick’s strong partnership-ownership culture and deep experience operating across a range of geographies, mining methods and ore types; and

○

from January 1, 2008 to August 31, 2018, Randgold achieved the highest return on capital among Senior Gold Peers.(9) Randgold’s share price has also risen by 76% over the same period, while Senior Gold Peers’ share prices have declined by an average of 48%.

•	Strong cash flow generation to support robust investment and a greater ability to return cash to Shareholders.

•	Established partnerships with leading Chinese mining companies.

•	Superior scale and the largest gold reserves among Senior Gold Peers. Potential combined 78 million ounces of proven and probable gold reserves on an attributable basis (as at December 31, 2017).(11)

•	Strong balance sheet with expected investment grade ratings:

○	the lowest ratio of gross debt (as of June 30, 2018) to Adjusted EBITDA (for the financial year ended December 31, 2017) of any Senior Gold Peer;(9)

○	on an aggregate basis as at June 30, 2018, Barrick and Randgold had a combined cash position of $2.7 billion and debt net of cash of $3.7 billion; and

○

Barrick currently has an investment grade rating of BBB and Baa2 from S&P and Moody’s, respectively. As at June 30, 2018, Randgold had a net cash balance of $604 million and strong cash generation from its underlying operations. This would provide additional flexibility to Barrick to service existing Barrick debt and may positively impact Barrick’s current credit ratings.

•	Continued exposure to copper. Continued ownership of a strategic Copper Business that produced 413 million pounds of copper in 2017.

•

Significant re-rating potential. Given the quality of the combined asset base and the proven management team, with the highest Adjusted EBITDA margin(9) and the lowest total cash cost for 2017 relative to the Senior Gold Peers,(9) there is significant potential for Barrick to re-rate over time.

•

Fairness opinions. The Board has received a fairness opinion from each of M. Klein and Co. and Morgan Stanley to the effect that as of September 23, 2018, and subject to the various assumptions made, procedures followed, matters considered and limitations and

(9)

Lowest total cash cost, highest Adjusted EBITDA, highest Adjusted EBITDA margin, highest return on capital and lowest ratio of gross debt to Adjusted EBITDA are non-GAAP financial performance measures based on data from Bloomberg, Factset or Wood Mackenzie with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Bloomberg, Factset or Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77 and “Other Information – Comparative Measures Based on Third Party Data” on page 79.

(10)

Adjusted EBITDA margin and total cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. These financial metrics are presented on a combined or aggregate basis and do not include any pro forma adjustments. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77.

(11)

See “Information in this Circular – Mineral Reserve and Mineral Resource Information” on page 16 and “Barrick Following the Merger – Combined Mineral Reserves” on page 61 for details regarding qualifications, assumptions, tonnage, grade and a breakdown of proven gold reserves and probable gold reserves.

Barrick Gold Corporation | Special Meeting Circular	23

qualifications on the scope of review undertaken by each financial advisor as described in such opinions, the Exchange Ratio was fair, from a financial point of view, to Barrick. See “The Merger – Fairness Opinions”.

•

Support of Barrick directors. All of the directors of Barrick have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote their Common Shares in favour of the Share Issuance Resolution and the Continuance Resolution. As of the Announcement Date, these directors collectively beneficially owned or exercised control or direction over an aggregate of 2,780,622 Common Shares, representing approximately 0.238% of the issued and outstanding Common Shares.

•

Opportunity to pursue Continuance. Barrick believes it is appropriate at this time to continue to British Columbia, which has a more modern corporate statute that provides additional flexibility to Barrick in a number of areas, including increased flexibility with respect to capital management and in the composition of the Board of Barrick. In British Columbia, Barrick will have greater flexibility to attract the most qualified and experienced directors from a global talent pool, who have the expertise and skills required by Barrick’s global business, that will operate in a diverse range of jurisdictions across five continents.

•

Other factors. The Board also considered the Merger with reference to current economics, industry and market trends affecting each of Barrick and Randgold in the gold market, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and management’s assessment of the prospects of each of Barrick and Randgold and the then historical trading prices of the Common Shares and the Randgold Shares.

See “The Merger – Reasons for the Recommendation of the Board”.

The Board also considered the risks relating to the Merger, including those matters described under the heading “Risk Factors”. The Board believes that overall, the anticipated benefits of the Merger to Barrick outweigh these risks.

In making its determinations and recommendations, the Board also observed that a number of procedural safeguards were in place and are present to permit the Board to represent the interests of Barrick, our Shareholders and Barrick’s other stakeholders. These procedural safeguards include, among others:

•

Ability to respond to superior proposals. Notwithstanding the limitations contained in the Cooperation Agreement on Barrick’s ability to solicit interest from third parties, the Cooperation Agreement allows Barrick to engage in discussions or negotiations regarding any unsolicited Competing Proposal for Barrick received prior to the Meeting that constitutes or would reasonably be expected to result in a Barrick Superior Proposal (if failure to take such action would be inconsistent with the fiduciary duties of the Board under applicable law).

•	Reasonable Break Payment. The amount of the Break Payment, being $300 million, payable under certain circumstances described under “The Merger – Cooperation Agreement – Break Payment”, is reasonable.

•

Shareholder approval. The Share Issuance Resolution must be approved by the affirmative vote of at least a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

The information and factors described above and considered by the Board in reaching its determinations are not intended to be exhaustive, but include material factors considered by the Board. In view of the wide variety of factors considered in connection with the evaluation of the Merger and the complexity of these matters, the Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Board may have given different weight to different factors.

A detailed discussion of the background to the Merger and the Board’s deliberations in connection with the Merger is included under “The Merger – Background to the Merger”.

Merger Announcement and the Scheme

The following is a summary of selected provisions of the Merger Announcement, which describes the terms and conditions of the Merger, a copy of which is attached as Schedule 1 to the Cooperation Agreement which is attached to this Circular in “Schedule J: Cooperation Agreement”. While we believe this description covers the material terms of the Merger Announcement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Merger Announcement. We urge you to read the Merger Announcement carefully and in its entirety. See also “The Merger – The Merger Announcement and the Scheme”.

It is intended that the Merger will be implemented by way of a court-sanctioned scheme of arrangement between Randgold and Randgold

Shareholders under Article 125 of the Jersey Companies Law. The purpose of the Scheme is to provide for Barrick to become the owner of the entire issued and to be issued share capital of Randgold.

The procedure involves, among other things, an application by Randgold to the Jersey Court to sanction the Scheme in which the Randgold Shareholders will receive the Merger Shares. Completion of the Merger is subject to certain additional conditions and terms referred to in Appendix 1 of the Merger Announcement.

24	Barrick Gold Corporation | Special Meeting Circular

Upon the Scheme becoming effective, it will be binding on all Randgold Shareholders (irrespective of whether or not they attended or voted at the Jersey Court Meeting or the Randgold Extraordinary General Meeting), and share certificates in respect of Randgold Shares will cease to be valid and entitlements to Randgold Shares held within the CREST system will be cancelled.

The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the Jersey courts and to the conditions and further terms set out in the Merger Announcement and in the Scheme Document. The Merger and the Scheme will be subject to the applicable requirements of the LSE, the UK Financial Conduct Authority, the Takeover Code, the TSX, the NYSE, NASDAQ and applicable securities laws in Canada and the United States.

Conditions to the Merger

Completion of the Merger is conditional upon, among other things, the satisfaction or waiver of the following closing conditions (assuming that the Merger is effected by means of the Scheme):

•	the Scheme becoming unconditional and effective, subject to the provisions of the Takeover Code, by no later than the Longstop Date;

•

approval of the Scheme at the Jersey Court Meeting by a majority in number of the Randgold Shareholders present and voting, either in person or by proxy, representing three-quarters or more of the voting rights of all Randgold Shares voted by those Randgold Shareholders;

•

all resolutions in connection with or required to approve and implement the Scheme as set out in the notice of the Randgold Extraordinary General Meeting (including, without limitation, the Randgold Special Resolution) being duly passed by the requisite majority at the Randgold Extraordinary General Meeting (which, in relation to the Randgold Special Resolution, will require the approval of Randgold Shareholders representing at least two-thirds of the votes cast at the Randgold Extraordinary General Meeting either in person or by proxy);

•

the sanction of the Scheme without modification or with modification on terms acceptable to Barrick and Randgold by the Jersey Court, and the delivery to the Registrar of Companies of the order sanctioning the Scheme; and

•	the Share Issuance Resolution being duly passed at the Meeting and remaining valid.

In addition, Barrick and Randgold have agreed that the Merger will be conditional upon the following conditions and, accordingly, the necessary actions to make the Merger effective will not be taken unless such conditions (as amended, if appropriate) have been satisfied or, to the extent capable of waiver, waived on or before the Longstop Date:

•	the Merger Shares being conditionally accepted for listing on the TSX and NYSE and such acceptances not having been withdrawn; and

•	receipt of any and all approvals of the South African competition authorities, and such approvals remaining in force and not having been revoked.

Barrick and Randgold have further agreed that the Merger will be conditional upon certain other conditions being satisfied or waived by one or both of Barrick and Randgold on or before the Longstop Date. See “The Merger – The Merger Announcement and the Scheme”.

Other than the conditions relating to the Scheme becoming unconditional and effective by no later than the Longstop Date (subject to the provisions of the Takeover Code), the approval of the Scheme and all resolutions required to implement the Scheme at the Jersey Court Meeting and Randgold Extraordinary General Meeting by the Randgold Shareholders, the sanction of the Scheme by the Jersey Court, the approval of the Share Issuance Resolution by the Shareholders, and the admission of the Merger Shares to listing on the TSX and NYSE, Barrick may invoke a condition to the Merger to cause the Merger not to proceed only if the Panel is satisfied that the circumstances giving rise to the right to invoke that condition are of material significance to Barrick in the context of the Merger.

Effect of Approval of Scheme

Upon the Scheme becoming effective, it will be binding on all Randgold Shareholders (irrespective of whether or not they attended or voted at the Jersey Court Meeting or the Randgold Extraordinary General Meeting), and share certificates in respect of Randgold Shares will cease to be valid and entitlements to Randgold Shares held within the CREST system will be cancelled.

Timing for Completion of the Merger

Subject to receiving all required approvals, including the approval of the Share Issuance Resolution by Shareholders at the Meeting, and the satisfaction or waiver of all other conditions to Closing of the Merger, the Merger is expected to close by the end of the first quarter of 2019. It is possible that factors outside of Barrick’s control could delay or prevent completion of the Merger. See “The Merger – The Merger Announcement and the Scheme – Timing for Completion of the Merger” and “Risk Factors”.

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Dividends

Under the terms of the Merger, Barrick and Randgold have agreed that:

•

Randgold Shareholders will be entitled to receive and retain the anticipated 2018 Randgold dividend of $2.00 per Randgold Share on or around the Effective Date, subject to the approval of the Board of Randgold (the Randgold Permitted Dividend). The Randgold Permitted Dividend is expected to be declared on or before the Effective Date, payable to Randgold Shareholders (by reference to a record date to be announced at the time of that declaration) on or around the Effective Date; and

•

subject to the discretion of the Board with respect to the declaration of dividends, Shareholders will receive a total 2018 annualized dividend of up to $0.14 per Common Share. Quarterly dividends of: (i) up to $0.03 per Common Share will be paid for the three month period ending September 30, 2018; and (ii) up to $0.05 per Common Share (with a record date prior to the Effective Date) will be paid for the three month period ending December 31, 2018, in each case if, as and when declared by the Board (the Barrick Permitted Dividend).

If, after the Announcement Date, any dividend (other than or in excess of the Barrick Permitted Dividend) is declared, made or paid or becomes payable in respect of the Common Shares with a record date before the Effective Date (a Non-Permitted Barrick Dividend), then Randgold will be entitled (in addition to the Randgold Permitted Dividend) to declare and pay, and the Randgold Shareholders will be entitled to receive and retain, prior to the record time for the Scheme, an equalization dividend (the Randgold Equalization Dividend) in US dollars in respect of the Randgold Shares in an amount per Randgold Share equal to the amount of the Non-Permitted Barrick Dividend per Common Share multiplied by the Exchange Ratio (taking into account any reduction to the Exchange Ratio arising as a result of any Randgold Return of Capital).

If, after the Announcement Date, any dividend, distribution or return of capital is declared, made or paid or becomes payable in respect of the Randgold Shares (other than a Randgold Permitted Dividend or a Randgold Equalization Dividend) with a record date on or before the record time for the Scheme (each a Randgold Return of Capital), Barrick reserves the right to adjust the Exchange Ratio accordingly by reference to the aggregate amount of such Randgold Return of Capital.

See “The Merger – The Merger Announcement and the Scheme – Dividends”.

Randgold Share Plans

Barrick and Randgold have agreed that awards under the Randgold Share Plans will be treated as follows:

•	Restricted Share Scheme. Randgold has granted awards under this plan in respect of 915,502 Randgold Shares.

○	Except as set out below, awards granted under this plan will vest concurrently with Closing and the Randgold Shares issued to participants will be exchanged for Merger Shares at the Exchange Ratio.

○

The executive directors of Randgold have agreed that their awards under this plan will vest concurrently with Closing over a time pro-rated number of Randgold Shares to the extent the applicable performance conditions have been satisfied on the date of vesting (as determined by the Randgold remuneration committee), and such pro-rated number of Randgold Shares will be exchanged for Merger Shares at the Exchange Ratio. Barrick will assume the awards that do not vest in connection with Closing and will satisfy such awards on vesting through the issuance of Common Shares, taking into account the Exchange Ratio.

•

Co-Investment Plan. Randgold has granted awards under this plan in respect of 131,611 Randgold Shares. Awards granted under this plan will vest concurrently with Closing and the Randgold Shares issued to participants will be exchanged for Merger Shares at the Exchange Ratio.

•

Long-Term Incentive Plan. Randgold has granted awards under this plan in respect of 261,784 Randgold Shares. Barrick will assume the awards granted under this plan and will satisfy such awards on vesting through the issuance of Common Shares, taking into account the Exchange Ratio (in the case of participants other than executive directors of Randgold, adjusted downward by 25% to reflect revised performance conditions for such participants).

See “The Merger – The Merger Announcement and the Scheme – Randgold Share Plans”.

Randgold ADS Program

Barrick and Randgold have agreed that they will put arrangements in place to allow holders of Randgold ADSs to participate in the Merger. At Closing, Randgold expects to terminate the Randgold ADS program. Concurrently with or following Closing, Barrick expects to take steps to effect the distribution of the Merger Shares issued in respect of Randgold Shares underlying the Randgold ADSs to the beneficial owners of such Merger Shares. See “The Merger – The Merger Announcement and the Scheme – Randgold ADS Program”.

26	Barrick Gold Corporation | Special Meeting Circular

Cooperation Agreement

The following is a summary of selected provisions of the Cooperation Agreement. This summary does not contain all of the information contained in the Cooperation Agreement and is qualified in its entirety by reference to the Cooperation Agreement which is attached as “Schedule J: Cooperation Agreement”. We urge you to read the Cooperation Agreement carefully and in its entirety. See also “The Merger – Cooperation Agreement ”.

Termination

The Cooperation Agreement may be terminated prior to the Effective Date in certain circumstances. A number of such termination events lead to payment by Barrick to Randgold of the Break Payment. See “The Merger – Cooperation Agreement – Termination”.

Break Payment

Barrick will, in certain circumstances, pay or cause to be paid to Randgold $300 million, being 2.46% of the market capitalization of Barrick as of the Announcement Date. See “The Merger – Cooperation Agreement – Break Payment”.

Change in Merger Structure

Barrick may switch to a Takeover Offer structure (with the consent of the Panel) if:

•	Randgold provides its prior written consent;

•	a Randgold Board Adverse Recommendation Change occurs;

•	a Competing Proposal for Randgold is announced in accordance with Rule 2.7 of the Takeover Code, which is recommended in whole or in part by Randgold’s board of directors; or

•	Randgold announces its intention to proceed with a Competing Proposal for Randgold.

For further details on a switch to a Takeover Offer, see “The Merger – Cooperation Agreement – Change in Merger Structure”.

Barrick Non-Solicit and Randgold Right to Match

Pursuant to the Cooperation Agreement, Barrick has agreed to take certain actions to obtain the approval by Shareholders of the Share Issuance Resolution.

At any time prior to the approval by Shareholders of the Share Issuance Resolution, the Board may make a Barrick Board Adverse Recommendation Change and enter into an acquisition agreement or other agreement with respect to a Barrick Superior Proposal if both: (i) Barrick receives a Barrick Superior Proposal; and (ii) the Board determines in good faith (after consultation with outside counsel and its financial advisors) that the failure to do so would be inconsistent with its fiduciary duties under applicable law; provided, however, that Barrick shall not be entitled to do so until: (A) after the fifth business day following Randgold’s receipt of written notice from Barrick advising Randgold that the Board intends to take such action, including the terms and conditions of any Barrick Superior Proposal that is the basis of the proposed action by the Board (with any amendment to the financial terms or any other material term of such Barrick Superior Proposal constituting a new Competing Proposal for Barrick and requiring a new Barrick Notice of Recommendation Change, except that references to the five business day period above will be deemed to be references to a three business day period); and (B) Barrick has consulted with Randgold during such period and provided Randgold with a reasonable opportunity at its election to propose changes to the terms and conditions of the Merger or the Cooperation Agreement and, if Randgold has proposed to amend the terms of the Merger or the Cooperation Agreement, the Board shall have determined, in good faith, after consultation with its outside counsel and financial advisors, that the Competing Proposal for Barrick is a Barrick Superior Proposal notwithstanding the proposed changes to the terms and conditions of the Merger or the Cooperation Agreement (if any). See “The Merger – Cooperation Agreement – Barrick Non-Solicit, Randgold Right to Match and Other Barrick Covenants”.

Randgold Covenants

The Takeover Code prohibits an offeree company such as Randgold and any person acting in concert with it from entering into any offer-related arrangement with either an offeror or any person acting in concert with it during an offer period or when an offer is reasonably in contemplation, except with the consent of the Panel or if certain exceptions apply. The provisions of the Cooperation Agreement have therefore been agreed so as to ensure that obligations of Randgold fall within one or more of the exceptions to this prohibition, which permit:

•	commitments to provide information or assistance for the purposes of obtaining any official authorization or regulatory clearance;

•	commitments which impose obligations only on the offeror; and

Barrick Gold Corporation | Special Meeting Circular	27

•	agreements relating to any existing employee incentive arrangements.

As a result of the Takeover Code rules, Barrick cannot have the benefit of certain deal protection features commonly available in a North American context. See “The Merger – Cooperation Agreement – Barrick Non-Solicit, Randgold Right to Match and Other Barrick Covenants”.

Irrevocable Undertakings and Voting and Support Agreements

Irrevocable Undertakings in respect of Randgold Shares

Barrick has received irrevocable undertakings to vote in favour of the Scheme at the Jersey Court Meeting and Randgold Extraordinary General Meeting from the directors of Randgold in respect of their entire holdings amounting to 997,696 Randgold Shares representing approximately 1.06% of Randgold’s existing issued ordinary share capital. The undertakings from the directors of Randgold will cease to be binding only if Barrick announces (with the consent of the Panel) that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a higher competing offer for Randgold is made. See “The Merger – Irrevocable Undertakings and Voting and Support Agreements – Undertakings in respect of Randgold Shares”.

Voting and Support Agreements in respect of Common Shares

Randgold has entered into voting and support agreements with the directors of Barrick to vote in favour of the Share Issuance Resolution and the Continuance Resolution at the Meeting in respect of their entire holdings currently amounting to 5,065,850 Common Shares representing approximately 0.434% of the currently issued and outstanding Common Shares. These voting and support agreements will cease to be binding only if Barrick announces (with the consent of the Panel) that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a Barrick Superior Proposal is made. See “The Merger – Irrevocable Undertakings and Voting and Support Agreements – Voting and Support Agreements in respect of Common Shares”.

Acacia

The terms of the Relationship Agreement between Acacia and Barrick, among other matters, grant Acacia the Pre-emption Right in the event that Barrick proposes to acquire any business or interest having more than 50% of its overall mining resources both located in Africa and in gold and/or silver. This would include Randgold. Notwithstanding the foregoing, any exercise of the Pre-emption Right by Acacia in respect of Randgold would require the approval, by ordinary resolution, of Acacia’s shareholders pursuant to the UK Listing Authority’s listing rules by virtue of the size of Randgold relative to Acacia. Barrick owns approximately 63.9% of the issued share capital of Acacia and therefore any exercise of the Pre-emption Right by Acacia in respect of Randgold would be contingent on Barrick’s support. Barrick has provided notice to Acacia of the proposed Merger and has indicated to Acacia that it would not support an acquisition of Randgold by Acacia. See “The Merger – Acacia” and “Risk Factors”.

Listing of the Merger Shares

Barrick has applied to list the Merger Shares on the TSX and NYSE, and has received conditional approval from the TSX. It is a condition of closing the Merger that the TSX and NYSE shall have conditionally approved the listing of the Merger Shares. Listing will be conditional on the satisfaction by Barrick of the conditions to listing imposed by each such exchange. Barrick will not be able to satisfy the listing requirements of the TSX unless a majority of Shareholders represented in person or by proxy at the Meeting vote FOR the Share Issuance Resolution. See “The Merger – Listing of the Merger Shares” and “Risk Factors”.

Barrick Following the Merger

Following the Merger, Barrick’s new management team will be tasked with implementing a business plan that will focus on the following:

•	Asset Quality

○

Grow and invest in a portfolio of Tier One Gold Assets and Strategic Assets with an emphasis on organic growth. Near-term priorities include Goldrush/Fourmile, Turquoise Ridge and a strategic partnership with Shandong Gold in the El Indio belt.

○	Sell Non-Core Assets over time in a disciplined manner.

○	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

○	Maximize the long-term value of a strategic Copper Business.

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•	Operational Excellence

○	Fully implement a decentralized management ethos with a strong ownership culture.

○	Streamline management and operations, and eliminate non-essential costs.

○	Leverage innovation and technology to accelerate operational improvement.

○	Build trust-based partnerships with host governments and local communities to drive shared long-term value.

○	Strive for zero harm workplaces.

•	Sustainable Profitability

○	Disciplined approach to growth, emphasizing a partnership strategy.

○	Increased returns to shareholders driven by focus on return on capital, IRR and free cash flow per share growth.

Board of Directors

Following the Merger, two-thirds of the directors of the Board will be initially appointed by Barrick and one-third will be initially appointed by Randgold. The proposed members of the Board following the Merger, other than John L. Thornton and Mark Bristow have not yet been identified. See “Barrick Following the Merger – Board of Directors”.

Executive Officers

Following the Merger:

•	John L. Thornton will continue to serve as the Executive Chairman of Barrick;

•	Mark Bristow, the current Chief Executive Officer of Randgold, will serve as the President and Chief Executive Officer of Barrick;

•	Graham Shuttleworth, the current Finance Director and Chief Financial Officer of Randgold, will serve as the Senior Executive Vice President and Chief Financial Officer of Barrick; and

•	Kevin Thomson will continue to serve as the Senior Executive Vice President, Strategic Matters of Barrick.

See “Barrick Following the Merger – Executive Officers”.

Corporate Offices

Following the Merger, Barrick’s head office and certain key functions will continue to be located at Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, Toronto, Ontario, Canada, M5J 2S1. If the Continuance is completed, Barrick’s registered and records office will be located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. See “Barrick Following the Merger – Corporate Offices”.

Trading of Common Shares

Following the Merger, the Common Shares will continue to trade on the TSX and NYSE under the symbol ABX. The Common Shares will not be listed on the LSE or any other exchange as a result of the Merger. See “Barrick Following the Merger – Trading of Common Shares”.

Barrick Gold Corporation | Special Meeting Circular	29

Pro Forma Capitalization

The following table sets out the consolidated cash and cash equivalents and the consolidated capitalization of Barrick as at June 30, 2018 on an actual basis and on a pro forma basis, giving effect to the Merger (as if it had closed on June 30, 2018) and certain related adjustments. The following table should be read together with the unaudited pro forma consolidated financial statements included in “Schedule I: Pro Forma Financial Information”, the respective historical consolidated financial statements of Barrick and Randgold and the related management’s discussion and analysis.

	As at June 30, 2018 (in millions of US dollars)
	Actual	Pro Forma
Cash and cash equivalents	$2,085	$2,383

Long-term debt[1]	$5,712	$5,712

Total equity
Capital stock (Common Shares authorized: unlimited; outstanding as at June 30, 2018, 1,166,892,835; as adjusted to give effect to the Merger, 1,753,768,039)	20,900	27,042
Deficit	(11,701)	(12,007)
Accumulated and other comprehensive income	(164)	(164)
Other	321	321
Non-controlling interests	1,750	2,297
Total equity	11,106	17,489

Total capitalization[2]	$16,818	$23,201

1

Long-term debt excludes the current portion of long-term debt, provisions for environmental rehabilitation, deferred income tax liabilities and other long-term liabilities, and includes capital leases. Refer to note 14B in Barrick’s interim consolidated financial statements as at and for the six month period ended June 30, 2018 for more information regarding Barrick’s long-term debt.

2	Total capitalization is long-term debt plus total equity.

See “Forward-Looking Information”, “Information in this Circular – Pro Forma Financial Statements”, “Risk Factors” and “Barrick Following the Merger – Pro Forma Capitalization” and “Schedule I: Pro Forma Financial Information”.

Combined Mineral Reserves

As at December 31, 2017, on a combined basis, after giving effect to the Merger, Barrick’s total attributable proven and probable gold mineral reserves were 78 million ounces (rounded to the nearest million).

This figure was determined by aggregating Barrick’s attributable gold mineral reserves as of December 31, 2017 (comprising attributable proven gold mineral reserves of 398 million tonnes, at a grade of 1.91 grams/tonne, containing 24 million ounces and attributable probable gold mineral reserves of 896 million tonnes, at a grade of 1.39 grams/tonne, containing 40 million ounces, for aggregate proven and probable gold mineral reserves of 1,295 million tonnes, at a grade of 1.55 grams/tonne, containing 64 million ounces) and Randgold’s gold ore reserves as of December 31, 2017 (comprising total proved gold ore reserves of 44 million tonnes, at a grade of 3.78 grams/tonne, containing 3.5 million attributable ounces and total probable gold ore reserves of 128 million tonnes, at a grade of 3.78 grams/tonne, containing 10 million attributable ounces, for aggregate proved and probable total gold ore reserves of 172 million tonnes, at a grade of 3.78 grams/tonne, containing 14 million attributable ounces). See “Information in this Circular – Mineral Reserve and Mineral Resource Information” and “Barrick Following the Merger – Combined Mineral Reserves” for further details, together with the underlying qualifications and assumptions underpinning these combined mineral reserve estimates.

Selected Unaudited Pro Forma Financial Information

Certain selected unaudited pro forma combined financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial information of Barrick and Randgold after giving effect to the Merger for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018, included in “Schedule I: Pro Forma Financial Information”. Adjustments have been made to prepare the unaudited pro forma consolidated financial information of Barrick and Randgold, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial information set forth in “Schedule I: Pro Forma Financial Information”.

The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Merger actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements set forth in “Schedule I: Pro Forma Financial Information”, or of the results expected in future periods.

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Pro Forma Consolidated Balance Sheet

As at June 30, 2018

(in millions of United States dollars) (Unaudited)

	Barrick	Randgold	Pro Forma Adjustments	Pro Forma Consolidated
ASSETS
Current assets
Cash and equivalents	$2,085	$604	(306)	$2,383
Accounts receivable	194	209		403
Inventories	1,940	136		2,076
Other current assets	356	-		356
Total current assets	$4,575	$948		$5,217

Non-current assets
Equity in investees	1,214	1,481	388	3,083
Property, plant and equipment	13,727	1,562	1,889	17,178
Goodwill	1,330	-	1,146	2,476
Intangible assets	230	-		230
Deferred income tax assets	1,072	-		1,072
Non-current portion of inventory	1,781	152		1,933
Other assets	1,193	53		1,246
Total non-current assets	$20,547	$3,248		$27,218
Total assets	$25,122	$4,196		$32,435
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$944	$128		$1,072
Debt	680	-		680
Current income tax liabilities	270	13		283
Other current liabilities	266	-		266
Total current liabilities	$2,160	$140		$2,300

Non-current liabilities
Debt	5,712	-		5,712
Provisions	3,108	56		3,164
Deferred income tax liabilities	1,341	58	673	2,072
Other liabilities	1,695	3		1,698
Total non-current liabilities	$11,856	$117		$12,646
Total liabilities	$14,016	$257		$14,946

Total equity attributable to Barrick Gold Corporation shareholders	$9,356	$3,642	2,194	$15,192
Non-controlling interests	1,750	297	250	2,297

Total equity	$11,106	$3,939		$17,489
Total liabilities and equity	$25,122	$4,196		$32,435

See “Forward-Looking Information”, “Information in this Circular – Pro Forma Financial Statements”, “Risk Factors” and “Barrick Following the Merger – Selected Unaudited Pro Forma Financial Information” and “Schedule I: Pro Forma Financial Information”.

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Continuance

In connection with the Merger and the changes to the Board contemplated in relation to the Merger, Barrick believes it is appropriate at this time to continue to British Columbia, which has a more modern corporate statute that provides additional flexibility to Barrick in a number of areas, including increased flexibility with respect to capital management and in the composition of the Board. In British Columbia, Barrick will have greater flexibility to attract the most qualified and experienced directors from a global talent pool, who have the expertise and skills required by Barrick’s global business, that will operate in a diverse range of jurisdictions across five continents. The British Columbia corporate statute also provides increased flexibility with respect to capital management, resulting from more flexible rules relating to dividends, share purchases and redemptions, and accounting for capital. In addition, harmonization of the BCBCA with applicable securities laws has reduced the regulatory burden as compared to other Canadian jurisdictions. See “The Continuance”.

The Board approved and recommends that Shareholders vote FOR the Continuance Resolution.

The Board recommends a vote FOR the Continuance Resolution.

The Continuance Resolution confers discretionary authority on the Board to revoke the Continuance Resolution before the Continuance occurs. The Board may exercise its discretion and elect not to proceed with the Continuance, notwithstanding Shareholder approval, for any number of reasons, including, for example, the number of Registered Shareholders that dissent in respect of the Continuance Resolutions or if the Merger is not completed.

Upon completion of the Continuance, the OBCA will cease to apply to Barrick and Barrick will become subject to the BCBCA, as if it had been originally incorporated under the BCBCA. The articles of amalgamation and the by-laws of Barrick will be replaced by notice of articles and articles, the proposed form of which are attached as “Schedule K: Proposed Articles”. The registration of the Continuance does not create a new legal entity, nor does it prejudice or affect the continuity of Barrick; however, the Continuance of Barrick under the BCBCA will affect certain rights of Shareholders as they currently exist under the OBCA. Set out below under “The Continuance – Corporate Law Differences” is a summary of some of the key differences in corporate law between the OBCA and BCBCA. A description of the key differences between the current articles and by-laws of Barrick and the proposed articles can be found under “The Continuance – Corporate Law Differences – Comparison of Barrick’s Existing Articles and By-Laws and the Proposed Articles”.

Completion of the Merger is not conditional on approval of the Continuance Resolution.

Risk Factors

Shareholders voting in favour of the Share Issuance Resolution and Continuance Resolution should be aware that the Merger and Continuance involve risks. Risk factors relating to Barrick are described under the heading “Risk Factors” in our latest annual information form and in our most recent annual and interim management’s discussion and analysis. Shareholders should also carefully consider the risk factors which relate to Randgold under the heading “Risk Factors” in the Randgold 20-F and under the heading “Principal Risk Factors and Uncertainties” in the Randgold Interim Report, each of which are incorporated by reference in this Circular. In addition, there are risks associated with completion of the Merger. Some of these risks include that the Cooperation Agreement may be terminated in certain circumstances, in which case the market price for the Common Shares may be adversely affected. In addition, completion of the Merger is subject to a number of conditions precedent, some of which are outside the control of Barrick and Randgold. Shareholders should carefully consider all such risk factors. See “Risk Factors”.

32	Barrick Gold Corporation | Special Meeting Circular

Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management in connection with the Meeting to be held on November 5, 2018. Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. We have retained the services of Laurel Hill Advisory Group to provide governance services and assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately Cdn. $100,000, plus distribution costs and other expenses. Our contractual arrangements with Laurel Hill Advisory Group provide for additional fees to be payable in certain circumstances. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

How meeting materials will be delivered to Shareholders

The proxy materials are sent to our Registered Shareholders through our transfer agent, AST. We generally do not send our proxy materials directly to non-Registered Shareholders and instead use the services of Broadridge who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-Registered Shareholders.

Are materials for the Meeting being provided by way of notice and access?

No. Barrick is not sending meeting materials for the Meeting to Shareholders using the “notice and access” provisions of NI 54-101, or pursuant to the rules and regulations of the SEC. Copies of the Notice of Special Meeting and Circular for the Meeting are available under our issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Meeting Procedures

Attending the Meeting

Date:	November 5, 2018
Time:	10:00 a.m., Toronto time
Location:	Niagara Room at the InterContinental Toronto Centre located at 225 Front Street West, Toronto, Ontario, Canada
Registration:	You or your proxyholder must see a representative of AST before entering the Meeting to register your attendance

How many Shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Common Shares entitled to be voted at the Meeting. On October 4, 2018, the Company had 1,167,593,272 Common Shares issued and outstanding. Each Common Share is entitled to one vote.

Who is eligible to vote at or attend the Meeting?

The record date for determining the Shareholders entitled to receive notice of and vote at the Meeting is October 4, 2018. As of the record date, there were 1,167,593,272 Common Shares issued and outstanding.

Will Company employees vote their Common Shares at the Meeting?

Employees of Barrick are entitled to vote Common Shares beneficially owned by them, including Common Shares held in our equity compensation plans, at the Meeting. As of October 4, 2018, less than 1% of Barrick’s Common Shares were beneficially owned by employees, including through our equity compensation plans.

Barrick Gold Corporation | Special Meeting Circular	33

Voting Procedures

How do I vote my Common Shares?

Please follow the voting instructions based on whether you are a Registered or non-Registered Shareholder:

•   You are a Registered Shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

•   You are a non-Registered Shareholder if your Common Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a Registered or non-Registered Shareholder, please contact Laurel Hill Advisory Group at 1.877.452.7184 toll free in North America, or call collect outside North America at 416.304.0211 or by e-mail at assistance@laurelhill.com.

How can I vote if I am a Registered Shareholder?

Option 1 – By proxy (proxy form)

By Internet:
Go to AST’s website at www.astvotemyproxy.com and follow the instructions on screen. You will need your 13-digit control number, which can be found on your proxy form.
Please see below, under the heading “How will my Common Shares be voted if I return a proxy?“, for more information.
By Telephone:
Call 1.888.489.7352 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit control number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. Please see below, under the heading “How will my Common Shares be voted if I return a proxy?”, for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 1.866.781.3111 (toll-free in Canada and the United States) or 416.368.2502 (outside Canada and the United States).

Please see below, under the heading “How will my Common Shares be voted if I return a proxy?“, for more information.
By Mail:
Complete, sign, and date your proxy form, and return it in the envelope provided.
Please see below, under the heading “How will my Common Shares be voted if I return a proxy?“, for more information.
Appointing another person to attend the Meeting and vote your Common Shares for you:

You may appoint a person or company other than the directors and officers designated by the Company on your form of proxy to represent you and vote on your behalf at the Meeting. This person or company does not have to be a Shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person or company you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to AST as instructed. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, your appointee should see an AST representative at the registration desk. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. Please see below, under the heading “How will my Common Shares be voted if I return a proxy?“, for more information.

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Option 2 – In person at the Meeting

You do not need to complete or return your proxy form if you intend to vote in person at the Meeting.

How can I vote if I am a non-Registered Shareholder?
Option 1 – By proxy (voting instruction form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Common Shares to be voted, which you should complete, sign, date, and return as directed on the form.

Non-Registered Shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitation agent to assist in conveniently voting their shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such Shareholders with voting their shares. Please see “How we will solicit proxies“ on page 33 for more information.

Option 2 – In Person at the Meeting

We do not have access to the names or holdings of our non-Registered Shareholders. That means you can only vote your Common Shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your Common Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form.

You may also appoint someone else as the proxyholder for your Common Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. You or your proxyholder must see a representative of AST before entering the Meeting to register your attendance.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to AST before 5:00 p.m. (Toronto time) on November 1, 2018.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on November 1, 2018. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting.

As noted above, if you are a non-Registered Shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to AST. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

How will my Common Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Common Shares as follows:

•	FOR the Share Issuance Resolution; and

•	FOR the Continuance Resolution.

What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of October 4, 2018, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.

Barrick Gold Corporation | Special Meeting Circular	35

What if I change my mind?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on November 1, 2018;

•

Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on November 1, 2018; or

•	Any other means permitted by law.

If you are a Registered Shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on November 1, 2018, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by AST, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company and our Shareholders, or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a Shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Need help casting your vote or require more information about the proxy voting process?

For assistance with casting your vote, please contact Laurel Hill Advisory Group at:

Laurel Hill Advisory Group

Toll-Free within Canada and the United States: 1.877.452.7184

Call collect: 416.304.0211
E-mail: assistance@laurelhill.com

Other Important Information

How do I obtain copies of Barrick’s and Randgold’s disclosure documents?

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2017 annual report, our latest annual information form, this Circular and any document (including any Randgold disclosure document) incorporated by reference herein. Our public disclosure documents are also available free of charge on our website at www.barrick.com, and under our issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Randgold’s public disclosure documents are available free of charge on its website at www.randgoldresources.com, and under its issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The information contained on, or accessible through, any of these websites is not incorporated by reference into this Circular and is not, and should not be considered to be, a part of this Circular unless it is explicitly so incorporated.

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Business of the Meeting

Share Issuance Resolution

On September 24, 2018, Barrick and Randgold entered into the Cooperation Agreement and issued the Merger Announcement in which they announced that they had reached agreement on the terms and conditions of an all-share merger of Barrick and Randgold pursuant to which Barrick will acquire all of the issued and to be issued Randgold Shares (other than the Excluded Shares). Pursuant to the terms of the Merger, Randgold Shareholders will receive 6.1280 Common Shares for each Randgold Share held on the Effective Date. This Exchange Ratio is based on the volume-weighted average prices of Common Shares traded on the NYSE, and Randgold ADSs traded on NASDAQ, respectively, over the 20 trading days ended on September 21, 2018 (being the last business day before the Announcement Date). See “The Merger – Details of the Merger”.

There were approximately 94.5 million Randgold Shares outstanding as of September 24, 2018 and up to 95.8 million Randgold Shares may be outstanding on Closing as a result of the vesting of awards outstanding today under the Randgold Share Plans. If the maximum number of Randgold Shares are issued and outstanding on Closing, Barrick expects to issue approximately 586.6 million Merger Shares to Randgold Shareholders in connection with the Merger, representing approximately 50% of the issued and outstanding Common Shares as of September 24, 2018. The Merger Shares are expected to represent approximately 33.4% of outstanding Common Shares on Closing. Based on the closing price of the Common Shares on the NYSE (being $63.91) and the US $/Cdn $ exchange rate, each on September 21, 2018, the aggregate value of the Merger Shares to be paid to Randgold Shareholders would be approximately $6.1 billion (Cdn $7.9 billion).

Pursuant to Section 611(c) of the TSX Manual, the TSX requires that shareholder approval be obtained where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the outstanding securities of the listed issuer, on a non-diluted basis. Accordingly, Shareholders will be asked at the Meeting to vote on the Share Issuance Resolution, the text of which is set out in “Schedule A: Share Issuance Resolution” , approving the issuance of the Merger Shares to Randgold Shareholders as consideration for the Merger. To be effective, the Share Issuance Resolution must be approved by at least a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting. If Shareholder approval is obtained and the other conditions to the Merger are satisfied or, if applicable, waived, Closing is expected to occur by the end of the first quarter of 2019. See “The Merger – The Merger Announcement and the Scheme – Timing for Completion of the Merger” and “The Merger – Listing of the Merger Shares” on page 53 for further details.

In order to become effective the Merger will require, among other things, the approval of the Share Issuance Resolution. The Share Issuance Resolution will require the affirmative vote of at least a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. A copy of the Share Issuance Resolution is set out in “Schedule A: Share Issuance Resolution”.

The Board recommends a vote FOR the Share Issuance Resolution.

If John L. Thornton or Kevin Thomson is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the Share Issuance Resolution.

Continuance Resolution

Shareholders will be asked at the Meeting to vote on the Continuance Resolution, the text of which is set out in “Schedule B: Continuance Resolution”, approving the Continuance of Barrick from the Province of Ontario to the Province of British Columbia. Upon completion of the Continuance, the OBCA will cease to apply to Barrick and Barrick will become subject to the BCBCA, as if it had been originally incorporated under the BCBCA. The articles of amalgamation and the by-laws of Barrick will be replaced by notice of articles and articles, the proposed form of which are attached as “Schedule K: Proposed Articles”. The registration of the Continuance does not create a new legal entity, nor does it prejudice or affect the continuity of Barrick; however, the Continuance of Barrick under the BCBCA will affect certain rights of Shareholders as they currently exist under the OBCA. Set out below under “The Continuance – Corporate Law Differences” is a summary of some of the key differences in corporate law between the OBCA and BCBCA. A description of the key differences between the current articles and by-laws of Barrick and the proposed articles can be found under “The Continuance – Corporate Law Differences – Comparison of Barrick’s Existing Articles and By-Laws and the Proposed Articles”.

To be effective, the Continuance Resolution will require the affirmative vote of at least two-thirds of the votes cast by Shareholders who vote in person or by proxy at the Meeting. If Shareholder approval for the Continuance is not obtained, Barrick will remain an Ontario corporation, subject to the requirements of the OBCA. Completion of the Merger is not conditional on approval of the Continuance Resolution. If the Continuance Resolution is approved at the Meeting, the Continuance is expected to be effected on or prior to completion of the Merger; however, Barrick may nevertheless elect not to complete the Continuance. Similarly, even if the Merger is not completed, Barrick may complete the Continuance. Registered Shareholders have certain rights of dissent in respect of the Continuance. See “The Continuance - Dissent Right of Shareholders” and “Schedule C: Dissent Procedures”.

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The Board recommends a vote FOR the Continuance Resolution.

If John L. Thornton or Kevin Thomson or is your proxyholder and you have not given instructions on how to vote your Common Shares, he will vote “FOR” the Continuance Resolution.

Other Business

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Common Shares on these items as he or she sees fit.

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The Merger

Details of the Merger

On September 24, 2018, Barrick and Randgold entered into the Cooperation Agreement and issued the Merger Announcement pursuant to which Barrick will acquire all of the issued and to be issued Randgold Shares (other than the Excluded Shares). The Merger is expected to be effected pursuant to a court sanctioned scheme of arrangement under Jersey Companies Law. If completed, the Merger will result in Barrick becoming the owner of all of the Randgold Shares on the Effective Date. Randgold Shareholders will receive 6.1280 Common Shares for each Randgold Share held on the Effective Date. This Exchange Ratio is based on the volume-weighted average prices of Common Shares traded on the NYSE, and Randgold ADSs traded on NASDAQ, respectively, over the 20 trading days ended on September 21, 2018 (being the last business day before the Announcement Date). On Closing, Randgold will become a wholly-owned subsidiary of Barrick and Barrick will continue the operations of Barrick and Randgold on a combined basis. At the time of Closing, existing Shareholders will own approximately 66.6% of the Common Shares and Randgold Shareholders will own approximately 33.4% of the Common Shares. For further information regarding Barrick following completion of the Merger, see “Barrick Following the Merger” and “Schedule I: Pro Forma Financial Information”.

There were approximately 94.5 million Randgold Shares outstanding on the Announcement Date, approximately 1.3 million Randgold Shares were issuable pursuant to Randgold Share Plans and no other convertible securities of Randgold were outstanding. The Takeover Code provides that no additional Randgold Shares or convertible securities of Randgold will be issued by Randgold prior to Closing, other than in certain circumstances, with the consent of the Panel. Approximately 95.8 million Randgold Shares are expected to be outstanding at the Effective Date.

Giving effect to the Exchange Ratio, Barrick expects to issue up to approximately 586.6 million Common Shares (representing approximately 50% of Barrick’s issued and outstanding Common Shares calculated on a non-diluted basis) to Randgold Shareholders in connection with the Merger. See “The Merger – Listing of the Merger Shares” on page 53.

Background to the Merger

The terms and conditions contained in the Merger Announcement and the Cooperation Agreement are the result of arm’s length negotiations conducted between the representatives of Barrick and Randgold, and their respective advisors. The following is a summary of the principal events leading up to the Merger Announcement and the execution of the Cooperation Agreement.

Since becoming the Executive Chairman of Barrick in April 2014, John Thornton has held periodic meetings with Mark Bristow, the Chief Executive Officer of Randgold, to discuss their respective views of the gold mining industry and to explore potential strategic opportunities for Barrick and Randgold. At one such meeting held in February of 2018, Messrs. Thornton and Bristow considered a variety of strategic opportunities, ranging from a sale by Barrick of non-core assets to Randgold in return for shares, to the possibility of a merger transaction.

In the weeks that followed the February 2018 meeting, further meetings were held in the United States and the United Kingdom between Messrs. Thornton and Bristow to discuss further potential strategic transactions involving Barrick and Randgold. While a merger transaction was among the strategic opportunities discussed, initially Messrs. Thornton and Bristow focused on a possible sale by Barrick to Randgold of certain non-core assets in return for Randgold Shares, as a potential first step in a transaction.

In early April, Barrick engaged Davies Ward Phillips & Vineberg LLP (Davies) as its Canadian counsel to assist in connection with the evaluation of a potential transaction. On April 24, 2018, as part of a general review of strategic initiatives, the Barrick Board received an update from management regarding the due diligence that had been completed on Randgold to date based on publicly available information.

On April 28, 2018, Barrick and Randgold entered into the Confidentiality Agreement to facilitate the exchange of technical and business information. From April 29 to May 2, 2018, meetings of the Barrick and Randgold technical teams were held in London, England, during which the companies exchanged technical information. Approximately two weeks later, Mr. Thornton and Mr. Bristow held several telephone meetings. During those meetings, Mr. Bristow indicated that Randgold was interested in pursuing a stock-for-stock merger rather than acquiring assets from Barrick. Over the course of the next few weeks, Messrs. Thornton and Bristow discussed a potential merger transaction and agreed, in meetings held in Washington, D.C. on June 5 and 6, 2018, that if any merger was to be pursued, it would have to be on a zero premium basis, with existing Shareholders owning approximately two-thirds of the Common Shares and Randgold Shareholders owning approximately one-third of the Common Shares upon completion, based on the relative valuation of each of the companies.

In the weeks following the execution of the Confidentiality Agreement, the Barrick directors were briefed by Barrick’s Executive Chairman and management on the potential transaction with Randgold and were invited by the Executive Chairman to speak to representatives of M. Klein and Co. for further information and to ask any questions regarding Randgold and the potential transaction. During the months of June, July and September, each of the Barrick directors spoke with representatives of M. Klein and Co. about the potential transaction.

Following the decision of Messrs. Thornton and Bristow to evaluate a no-premium stock-for-stock merger transaction, Barrick and Randgold shifted their focus from asset-level due diligence to more comprehensive corporate due diligence of one another. Shortly thereafter, Barrick engaged Freshfields Bruckhaus Deringer LLP as its UK legal advisor. On June 6 and 7, 2018, meetings of the Barrick and Randgold technical teams were held in London, England. This was followed, during the period between June 12 and June 17, 2018, by site visits of Barrick’s technical teams to

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Randgold’s Loulo-Gounkoto, Tongon and Kibali mines in Mali, Côte d’Ivoire and the Democratic Republic of Congo, respectively, to conduct on-site due diligence. During the period from June 12 to June 19, 2018, Randgold’s technical team visited Barrick’s Goldstrike, Cortez and Turquoise Ridge mines in Nevada, U.S.A., and the Pueblo Viejo mine in the Dominican Republic to conduct on-site due diligence. These site visits were followed by Mr. Bristow hosting two visits during the period between June 20 to 24, 2018 by certain members of Barrick’s Board of Directors and senior management to Randgold’s Kibali mine in the Democratic Republic of Congo to view the operation firsthand. The first visit was attended by Mr. Thornton, Graham Clow, Pablo Marcet, Rob Krcmarov (Barrick’s Executive Vice President, Exploration and Growth), Catherine Raw (Barrick’s Executive Vice President and Chief Financial Officer) and Greg Walker (Barrick’s Senior Vice President, Operations and Technical Excellence), and the second visit was attended by Mr. Thornton, Patricia Hatter, Nancy Lockhart, Steven Shapiro and Ernie Thrasher.

On July 20, 2018, Messrs. Thornton and Bristow hosted an all-day session at Barrick’s offices in Toronto for ten other senior officers of each of Barrick and Randgold. The meeting was attended in person by Barrick’s executive team and senior Barrick officers, as well as Graham Shuttleworth (Randgold’s Chief Financial Officer). Nine other Randgold senior officers participated in the meeting by teleconference. The eleven delegates from each company met to discuss the status of their respective operations, the opportunities for improvement and their collective vision for the future of a combined company.

On July 25, 2018, the Barrick Board met and was briefed by Barrick management on the technical analysis of the Randgold assets and received a preliminary financial overview of the contemplated transaction from M. Klein and Co. The Board also received a comprehensive briefing from management on the due diligence findings following completion of significant technical, financial, regulatory and legal due diligence by Barrick and its advisors. At the end of the meeting, the Board authorized management to continue its due diligence review of Randgold, and to have Barrick’s advisors commence preparation of transaction documentation, with a view to making a final decision on the Merger by mid- to late-September.

Over the course of the ensuing weeks, the Barrick and Randgold deal teams, together with their respective financial and legal advisors, finalized their due diligence and advanced the transaction documents with a view to completing the negotiations and, if desirable, seeking final Board approvals in the second half of September. Concurrently with this process, Barrick management together with its financial and legal advisors also explored and evaluated a number of other strategic options that were potentially available to Barrick.

Over the months of August and September, Barrick and Randgold also continued to negotiate the terms of the Cooperation Agreement and to advance the preparation of the Merger Announcement required under the Takeover Code. In early September 2018, Barrick engaged Morgan Stanley as an additional financial advisor to assist in connection with the transaction.

Barrick’s Board met for a full-day meeting on Friday, September 21, 2018 with representatives from M. Klein and Co., Morgan Stanley and Davies present. The meeting commenced with a detailed presentation by Mr. Bristow of his vision for the combined company. When Mr. Bristow left the meeting, the Barrick executive team together with the financial advisors provided the Board with an update on the status of discussions and exploration of potential transactions and strategic options available to Barrick, including the proposed Merger. In considering and assessing these opportunities, the Board received advice from its financial and legal advisors. With respect to the Merger in particular, the Board received financial analysis from M. Klein and Co. and Morgan Stanley. The Board then discussed due diligence considerations and reviewed the key terms of the Merger Announcement and the Cooperation Agreement with the assistance of its legal and financial advisors.

On the evening of September 23, 2018, the Board, with the exception of Nancy Lockhart, met again with Barrick’s financial advisors to consider the fairness of the exchange ratio for the proposed Merger. At this meeting, M. Klein and Co. and Morgan Stanley each delivered their oral opinions (which were later confirmed in writing) to the effect that, as of such date and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by each financial advisor as described in such opinions, the Exchange Ratio was fair from a financial point of view to Barrick. This summary of the Fairness Opinions is qualified in its entirety by the full text of each such opinion, which are attached as “Schedule E: M. Klein and Co. Fairness Opinion” and “Schedule F: Morgan Stanley Fairness Opinion”. Subsequently, having determined that the Merger was in the best interests of Barrick, all directors in attendance at the meeting unanimously passed a resolution approving the Merger and, subject to the approval of the Share Issuance Resolution by Shareholders, the issuance of the Merger Shares. Shortly following the September 23, 2018 Board meeting, Ms. Lockhart tendered her resignation from the Board of Directors, which resignation was accepted.

Throughout the week-end of September 22 and 23, Barrick and Randgold, assisted by their respective legal and financial advisors, continued to negotiate the final terms of the Merger Announcement, the Cooperation Agreement and other transaction documents. These documents were finalized in the early morning of September 24 and the Merger Announcement was authorized and the Cooperation Agreement was executed shortly thereafter. The Merger Announcement was released at 2:00 am (Toronto Time) before the financial markets opened in London, England.

Fairness Opinions

M. Klein and Co. Fairness Opinion

Barrick retained M. Klein and Co. as a financial advisor in connection with the Merger. In determining to approve the Merger, the Board considered, among other things, the fairness opinion of each of its financial advisors. The M. Klein and Co. fairness opinion concluded that, as of the date of the fairness opinion, subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by M. Klein and Co. as set forth therein, the Exchange Ratio was fair, from a financial point of view, to Barrick. The full text of the M. Klein and Co. fairness opinion setting out the assumptions made, matters considered and limitations and qualifications on the review

40	Barrick Gold Corporation | Special Meeting Circular

undertaken in connection with the M. Klein and Co. fairness opinion is attached as “Schedule E: M. Klein and Co. Fairness Opinion”. The summary of the M. Klein and Co. fairness opinion in this Circular is qualified in its entirety by reference to the full text of the M. Klein and Co. fairness opinion.

M. Klein and Co. delivered its fairness opinion for the information and assistance of the Board in connection with its consideration of the Merger. The M. Klein and Co. fairness opinion is not a recommendation as to whether or not Shareholders should vote in favour of the Share Issuance Resolution or any other matter.

M. Klein and Co. was engaged by Barrick as a financial advisor to provide the Board with financial advisory services in connection with the Merger, including advice and assistance in evaluating the Merger. Pursuant to the terms of its engagement with Barrick, M. Klein and Co. is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Merger or certain other events. Barrick has also agreed to reimburse M. Klein and Co. for its reasonable out-of-pocket expenses and to indemnify M. Klein and Co. in certain circumstances. Neither M. Klein and Co. nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian securities laws) of Barrick or Randgold or any of their respective associates or affiliates.

Morgan Stanley Fairness Opinion

Barrick retained Morgan Stanley as a financial advisor in connection with the Merger. In determining to approve the Merger, the Board considered, among other things, the fairness opinion of each of its financial advisors. The Morgan Stanley fairness opinion concluded that, as of the date of the fairness opinion, subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by Morgan Stanley as set forth therein, the Exchange Ratio was fair, from a financial point of view, to Barrick. The full text of the Morgan Stanley fairness opinion setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Morgan Stanley fairness opinion is attached as “Schedule F: Morgan Stanley Fairness Opinion”. The summary of the Morgan Stanley fairness opinion in this Circular is qualified in its entirety by reference to the full text of the Morgan Stanley fairness opinion.

Morgan Stanley delivered its fairness opinion for the information and assistance of the Board in connection with its consideration of the Merger. The Morgan Stanley fairness opinion is not a recommendation as to whether or not Shareholders should vote in favour of the Share Issuance Resolution or any other matter.

Morgan Stanley was engaged by Barrick as a financial advisor to provide the Board with financial advisory services in connection with the Merger, including advice and assistance in evaluating the Merger. Pursuant to the terms of its engagement with Barrick, Morgan Stanley is to be paid a fee for its services as financial advisor, including fees that are contingent on completion of the Merger or certain other events. Barrick has also agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and to indemnify Morgan Stanley in certain circumstances. Neither Morgan Stanley nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian securities laws) of Barrick or Randgold or any of their respective associates or affiliates.

Recommendation of the Board

After careful consideration, including consideration of the comprehensive briefings from management on its due diligence findings, consultation with its legal and financial advisors, the receipt of fairness opinions of each of M. Klein and Co. and Morgan Stanley and other factors described below under “– Reasons for the Recommendation of the Board”, the Board determined that the Merger and the Continuance are in the best interests of Barrick and determined to recommend that Shareholders vote in favour of the Share Issuance Resolution and the Continuance Resolution. Accordingly, the Board approved and recommends that Shareholders vote FOR the Share Issuance Resolution and FOR the Continuance Resolution.

The Board recommends a vote FOR the Share Issuance Resolution and FOR the Continuance Resolution.

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Reasons for the Recommendation of the Board

In reaching its conclusions and formulating its recommendation of the Merger to Shareholders, the Board considered a number of factors, including those listed below, with the benefit of input from Barrick’s management and financial and legal advisors.

The following is a summary of the principal reasons for the recommendation that Shareholders vote FOR the Share issuance Resolution and the Continuance Resolution:

•

Creation of industry-leading gold company. The Board believes that the Merger will create an industry-leading gold company with the greatest concentration of Tier One Gold Assets in the industry, the lowest total cash cost position among Senior Gold Peers,(12) and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

•

Superior size and scale. Based on Barrick and Randgold’s respective closing prices on the NYSE and NASDAQ as of September 21, 2018 (being the last business day prior to the Announcement Date), Barrick would have an aggregate market capitalization of $18.3 billion. In addition, based on the 2017 financial results for both companies, Barrick would have generated aggregate revenue of approximately $9.7 billion, aggregate net income of approximately $1.9 billion, and aggregate Adjusted EBITDA(13) of approximately $4.7 billion.

•	Ownership of five of the world’s top ten Tier One Gold Assets, with two potential Tier One Gold Assets. Barrick will, on completion of the Merger, own the following:

○	Tier One Gold Assets: Cortez, Goldstrike, Kibali (45%), Loulo-Gounkoto (80%) and Pueblo Viejo (60%); and

○	potential to become Tier One Gold Assets: Goldrush/Fourmile and Turquoise Ridge (75%).

•

Superior financial position. Based on the 2017 financial results of Barrick and Randgold, Barrick would have had on a combined basis the highest Adjusted EBITDA,(12) the highest Adjusted EBITDA margin(12) and the lowest total cash cost position among Senior Gold Peers:(12)

○	combined Adjusted EBITDA margin(13) of 48% (for the financial year ended December 31, 2017); and

○	combined cost of sales related to gold products of $798 per ounce and total cash costs(13) of $538 per ounce (for the financial year ended December 31, 2017).

•	Proven management team. Barrick will have a proven management team of owners with the ability to operate successfully in complex jurisdictions:

○	continuation of Barrick’s strong partnership-ownership culture and deep experience operating across a range of geographies, mining methods and ore types; and

○

from January 1, 2008 to August 31, 2018, Randgold achieved the highest return on capital among Senior Gold Peers.(12) Randgold’s share price has also risen by 76% over the same period, while Senior Gold Peers’ share prices have declined by an average of 48%.

•	Strong cash flow generation to support robust investment and a greater ability to return cash to Shareholders.

•	Established partnerships with leading Chinese mining companies.

•	Superior scale and the largest gold reserves among Senior Gold Peers. Potential combined 78 million ounces of proven and probable gold reserves on an attributable basis (as at December 31, 2017).(14)

(12)

Lowest total cash cost, highest Adjusted EBITDA, highest Adjusted EBITDA margin and highest return on capital are non-GAAP financial performance measures based on data from Bloomberg or Wood Mackenzie with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Bloomberg or Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77 and “Other Information – Comparative Measures Based on Third Party Data” on page 79.

(13)

Adjusted EBITDA, Adjusted EBITDA margin and total cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. These financial metrics are presented on a combined or aggregate basis and do not include any pro forma adjustments. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77.

(14)

See “Information in this Circular – Mineral Reserve and Mineral Resource Information” on page 16 and “Barrick Following the Merger – Combined Mineral Reserves” on page 61 for details regarding qualifications, assumptions, tonnage, grade and a breakdown of proven gold reserves and probable gold reserves.

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•	Strong balance sheet with expected investment grade ratings:

○	the lowest ratio of gross debt (as of June 30, 2018) to Adjusted EBITDA (for the financial year ended December 31, 2017) of any Senior Gold Peer;(15)

○	on an aggregate basis as at June 30, 2018, Barrick and Randgold had a combined cash position of $2.7 billion and debt net of cash of $3.7 billion; and

○

Barrick currently has an investment grade rating of BBB and Baa2 from S&P and Moody’s, respectively. As at June 30, 2018, Randgold had a net cash balance of $604 million and strong cash generation from its underlying operations. This would provide additional flexibility to Barrick to service existing Barrick debt and may positively impact Barrick’s current credit ratings.

•	Continued exposure to copper. Continued ownership of a strategic Copper Business that produced 413 million pounds of copper in 2017.

•

Significant re-rating potential. Given the quality of the combined asset base and the proven management team, with the highest Adjusted EBITDA margin(15) and the lowest total cash cost for 2017 relative to the Senior Gold Peers,(15) there is significant potential for Barrick to re-rate over time.

•

Fairness opinions. The Board has received a fairness opinion from each of M. Klein and Co. and Morgan Stanley to the effect that as of September 23, 2018, and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of review undertaken by each financial advisor as described in such opinions, the Exchange Ratio was fair, from a financial point of view, to Barrick. See “The Merger – Fairness Opinions”.

•

Support of Barrick directors. All of the directors of Barrick have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote their Common Shares in favour of the Share Issuance Resolution and the Continuance Resolution. As of the Announcement Date, these directors collectively beneficially owned or exercised control or direction over an aggregate of 2,780,622 Common Shares, representing approximately 0.238% of the issued and outstanding Common Shares.

•

Other factors. The Board also considered the Merger with reference to current economics, industry and market trends affecting each of Barrick and Randgold in the gold market, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and prospects of each of Barrick and Randgold and the then historical trading prices of the Common Shares and the Randgold Shares.

The Board also considered the risks relating to the Merger, including those matters described under the heading “Risk Factors”. The Board believes that, overall, the anticipated benefits of the Merger to Barrick outweigh these risks.

In making its determinations and recommendations, the Board also observed that a number of procedural safeguards were in place and are present to permit the Board to represent the interests of Barrick, our Shareholders and Barrick’s other stakeholders. These procedural safeguards include, among others:

•

Ability to respond to superior proposals. Notwithstanding the limitations contained in the Cooperation Agreement on Barrick’s ability to solicit interest from third parties, the Cooperation Agreement allows Barrick to engage in discussions or negotiations regarding any unsolicited Competing Proposal for Barrick received prior to the Meeting that constitutes or would reasonably be expected to result in a Barrick Superior Proposal (if failure to take such action would be inconsistent with the fiduciary duties of the Board under applicable law).

•	Reasonable Break Payment. The amount of the Break Payment, being $300 million, payable under certain circumstances described under “– Cooperation Agreement – Break Payment”, is reasonable.

•

Shareholder approval. The Share Issuance Resolution must be approved by the affirmative vote of at least a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

The information and factors described above and considered by the Board in reaching its determinations are not intended to be exhaustive, but include material factors considered by the Board. In view of the wide variety of factors considered in connection with the evaluation of the Merger and the complexity of these matters, the Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Board may have given different weight to different factors.

(15)

Lowest total cash cost, highest Adjusted EBITDA margin and lowest ratio of gross debt to Adjusted EBITDA are non-GAAP financial performance measures based on data from Factset or Wood Mackenzie with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Factset or Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77 and “Other Information – Comparative Measures Based on Third Party Data” on page 79.

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The Merger Announcement and the Scheme

The following is a summary of selected provisions of the Merger Announcement which describes the terms and conditions of the Merger, a copy of which is attached as Schedule 1 to the Cooperation Agreement which is attached to this Circular in “Schedule J: Cooperation Agreement”. While we believe this description covers the material terms of the Merger Announcement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Merger Announcement. We urge you to read the Merger Announcement carefully and in its entirety.

It is intended that the Merger will be implemented by way of a court-sanctioned Scheme between Randgold and Randgold Shareholders under Article 125 of the Jersey Companies Law. The purpose of the Scheme is to provide for Barrick to become the owner of the entire issued and to be issued share capital of Randgold.

The procedure involves, among other things, an application by Randgold to the Jersey Court to sanction the Scheme, in consideration for which the Randgold Shareholders will receive the Merger Shares.

The issuance of the Merger Shares requires the Share Issuance Resolution to be approved by a simple majority of Common Shares voted in person or by proxy at the Meeting. The Board of Directors recommends that Shareholders vote in favour of the Share Issuance Resolution. See “– Reasons for the Recommendation of the Board” and “– Recommendation of the Board”. Completion of the Merger is subject to certain additional conditions and terms referred to in Appendix 1 to the Merger Announcement and summarized below, see “– Conditions to the Merger”.

The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the Jersey courts and to the conditions and further terms set out in the Merger Announcement and in the Scheme Document. The Merger and the Scheme will be subject to the applicable requirements of the LSE, the UK Financial Conduct Authority, the Takeover Code, the TSX, the NYSE, NASDAQ and applicable securities laws in Canada and the United States.

Conditions to the Merger

Completion of the Merger is conditional upon, among other things, the satisfaction or waiver of the following closing conditions (assuming that the Merger is effected by means of the Scheme):

•	the Scheme becoming unconditional and effective, subject to the provisions of the Takeover Code, by no later than the Longstop Date;

•

approval of the Scheme at the Jersey Court Meeting by a majority in number of the Randgold Shareholders present and voting, either in person or by proxy, representing three-quarters or more of the voting rights of all Randgold Shares voted by those Randgold Shareholders;

•

all resolutions in connection with or required to approve and implement the Scheme as set out in the notice of the Randgold Extraordinary General Meeting (including, without limitation, the Randgold Special Resolution) being duly passed by the requisite majority at the Randgold Extraordinary General Meeting (which, in relation to the Randgold Special Resolution, will require the approval of Randgold Shareholders representing at least two-thirds of the votes cast at the Randgold Extraordinary General Meeting either in person or by proxy);

•

the sanction of the Scheme without modification or with modification on terms acceptable to Barrick and Randgold by the Jersey Court, and the delivery to the Registrar of Companies of the order sanctioning the Scheme; and

•	the Share Issuance Resolution being duly passed at the Meeting and remaining valid.

In addition, Barrick and Randgold have agreed that the Merger will be conditional upon the following conditions and, accordingly, the necessary actions to make the Merger effective will not be taken unless such conditions (as amended, if appropriate) have been satisfied or, to the extent capable of waiver, waived on or before the Longstop Date:

•	the Merger Shares being conditionally accepted for listing on the TSX and NYSE and such acceptances not having been withdrawn; and

•	receipt of any and all approvals of the South African competition authorities, and such approvals remaining in force and not having been revoked.

Barrick and Randgold have further agreed that the Merger will be conditional upon the satisfaction or waiver of certain other conditions on or before the Longstop Date relating to: (i) third party approvals and clearances; (ii) matters arising under contractual arrangements and agreements of the Wider Randgold Group or the Wider Barrick Group; (iii) subject to certain exceptions, no member of the Wider Randgold Group or the Wider Barrick Group having effected certain changes in its capital structure or other corporate actions; (iv) adverse changes, litigation or regulatory enquiries relating to the Wider Randgold Group or the Wider Barrick Group; (v) neither party having discovered that any financial or other information concerning the Wider Randgold Group or the Wider Barrick Group, as applicable, is misleading; (vi) neither party having discovered, except to the extent disclosed to the other party, any failure by the Wider Randgold Group or the Wider Barrick Group, as applicable, to comply with applicable laws relating to the environment or the health and safety of any person that would be likely to give rise to material liabilities or the existence of any material liability on the part of any member of the Wider Randgold Group or the Wider Barrick Group, as applicable, to clean-up or

44	Barrick Gold Corporation | Special Meeting Circular

rectify any damage to any property or any controlled waters now or previously owned, occupied or used by the Wider Randgold Group or the Wider Barrick Group, as applicable, or any potential liability of the Wider Randgold Group or the Wider Barrick Group, as applicable, in respect of any product or process of manufacture or materials; and (vii) Barrick not having discovered that any member of the Wider Randgold Group and Randgold not having discovered that any member of the Wider Barrick Group has violated any applicable anti-corruption, sanctions or criminal properties laws.

Other than the conditions relating to the Scheme becoming unconditional and effective by no later than the Longstop Date (subject to the provisions of the Takeover Code), the approval of the Scheme and all resolutions required to implement the Scheme at the Jersey Court Meeting and Randgold Extraordinary General Meeting by the Randgold Shareholders, the sanction of the Scheme by the Jersey Court, the approval of the Share Issuance Resolution by the Shareholders, and the admission of the Merger Shares to listing on the TSX and NYSE, Barrick may invoke a condition to the Merger to cause the Merger not to proceed only if the Panel is satisfied that the circumstances giving rise to the right to invoke that condition are of material significance to Barrick in the context of the Merger.

Effect of Approval of Scheme

Upon the Scheme becoming effective, it will be binding on all Randgold Shareholders (irrespective of whether or not they attended or voted at the Jersey Court Meeting or the Randgold Extraordinary General Meeting), and share certificates in respect of Randgold Shares will cease to be valid and entitlements to Randgold Shares held within the CREST system will be cancelled.

Timing for Completion of the Merger

Subject to receiving all required approvals, including the approval of the Share Issuance Resolution by Shareholders at the Meeting, and the satisfaction or waiver of all other conditions to Closing of the Merger, the Merger is expected to close by the end of the first quarter of 2019. It is possible that factors outside of Barrick’s control could delay or prevent completion of the Merger. See “Expected Timetable of Key Events”, “– Conditions to the Merger” and “Risk Factors”.

Randgold Share Plans

Barrick and Randgold have agreed that awards under the Randgold Share Plans will be treated as follows:

•	Restricted Share Scheme. Randgold has granted awards under this plan in respect of 915,502 Randgold Shares.

○	Except as set out below, awards granted under this plan will vest concurrently with Closing and the Randgold Shares issued to participants will be exchanged for Merger Shares at the Exchange Ratio.

○

The executive directors of Randgold have agreed that their awards under this plan will vest concurrently with Closing over a time pro-rated number of Randgold Shares to the extent the applicable performance conditions have been satisfied on the date of vesting (as determined by the Randgold remuneration committee), and such pro-rated number of Randgold Shares will be exchanged for Merger Shares at the Exchange Ratio. Barrick will assume the awards that do not vest in connection with Closing and will satisfy such awards on vesting through the issuance of Common Shares, taking into account the Exchange Ratio.

•

Co-Investment Plan. Randgold has granted awards under this plan in respect of 131,611 Randgold Shares. Awards granted under this plan will vest concurrently with Closing and the Randgold Shares issued to participants will be exchanged for Merger Shares at the Exchange Ratio.

•

Long-Term Incentive Plan. Randgold has granted awards under this plan in respect of 261,784 Randgold Shares. Barrick will assume the awards granted under this plan and will satisfy such awards on vesting through the issuance of Common Shares, taking into account the Exchange Ratio (in the case of participants other than executive directors of Randgold, adjusted downward by 25% for this purpose to reflect revised performance conditions for such participants).

Randgold ADS Program

Barrick and Randgold have agreed that they will put arrangements in place to allow holders of Randgold ADSs to participate in the Merger. At Closing, Randgold expects to terminate the Randgold ADS program. Concurrently with or following Closing, Barrick expects to take steps to effect the distribution of the Merger Shares issued in respect of Randgold Shares underlying the Randgold ADSs to the beneficial owners of such Merger Shares.

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Dividends

Under the terms of the Merger, Barrick and Randgold have agreed that:

•

Randgold Shareholders will be entitled to receive and retain the anticipated 2018 Randgold dividend of $2.00 per Randgold Share on or around the Effective Date, subject to the approval of the board of Randgold. This Randgold Permitted Dividend is expected to be declared on or before the Effective Date, payable to Randgold Shareholders (by reference to a record date to be announced at the time of that declaration) on or around the Effective Date; and

•

subject to the discretion of the Board with respect to the declaration of dividends, Shareholders will receive a total 2018 annualized dividend of up to $0.14 per Common Share. Quarterly dividends of: (i) up to $0.03 per Common Share will be paid for the three month period ending September 30, 2018; and (ii) up to $0.05 per Common Share (with a record date prior to the Effective Date) will be paid for the three month period ending December 31, 2018, in each case if, as and when declared by the Board.

If, after the Announcement Date, any Non-Permitted Barrick Dividend is declared, made or paid or becomes payable in respect of the Common Shares with a record date before the Effective Date, then Randgold will be entitled (in addition to the Randgold Permitted Dividend) to declare and pay, and the Randgold Shareholders will be entitled to receive and retain, prior to the record time for the Scheme the Randgold Equalization Dividend in US dollars in respect of the Randgold Shares in an amount per Randgold Share equal to the amount of the Non-Permitted Barrick Dividend per Common Share multiplied by the Exchange Ratio (taking into account any reduction to the Exchange Ratio arising as a result of any Randgold Return of Capital).

Fractional Shares

Fractions of Merger Shares will not be issued to Randgold Shareholders. Instead, Randgold Shareholders who otherwise would have received a fraction of a Merger Share will receive an amount in cash in US dollars rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average closing price of the Common Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than $5.00 will not be paid but will be retained for the benefit of Barrick.

Confidentiality Agreement

Barrick and Randgold have entered into the Confidentiality Agreement, pursuant to which each of Barrick and Randgold has undertaken, among other things, to: (i) keep confidential information relating to the Merger and the other party and not to disclose such confidential information to third parties (other than certain permitted parties) unless required by law or regulation or certain other limited exceptions apply; and (ii) use the confidential information for the sole purpose of evaluating the other party’s group and/or the Merger and/or negotiating and/or advising on the Merger. These confidentiality obligations remain in force until April 28, 2020.

Expenses

Barrick and Randgold expect to incur, on a consolidated basis, up to approximately $117 million in estimated non-recurring costs in connection with the Merger, comprised of: (i) costs related to Randgold Share Plans; and (ii) expenses associated with financial advisory, consulting, accounting, tax, legal and other professional services, costs associated with change of control and integration, listing expenses, out-of-pocket costs and other costs of a non-recurring nature (including property transfer taxes).

Cooperation Agreement

The following is a summary of selected provisions of the Cooperation Agreement. While we believe this description covers the material terms of the Cooperation Agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Cooperation Agreement. We urge you to read the Cooperation Agreement carefully and in its entirety. See “Schedule J: Cooperation Agreement”.

Regulatory Undertakings

Under the Cooperation Agreement, among other things, Barrick and Randgold will generally jointly determine the strategy for satisfying and obtaining the regulatory and other clearances necessary for the Merger, provided that in the event of any disagreement between Barrick and Randgold over the strategy and decisions for obtaining such clearances, Barrick shall solely determine such strategy and decisions and may solely determine the offer of Remedies, except where such Remedies would have a material adverse effect on the Barrick Group following the consummation of the Merger. Randgold will lead all communications with government authorities in the jurisdictions in which Randgold’s mines are located and Barrick has agreed that it will not contact any government authority in those jurisdictions without prior consultation with Randgold.

Barrick and Randgold have agreed to provide each other with such information and assistance as the other may reasonably require for the purposes of obtaining all clearances and making any submission, filing or notification to any governmental authority. Barrick and Randgold have agreed to keep each other promptly informed of all developments which are material or reasonably likely to be material to obtaining the regulatory clearances

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required in relation to the Merger and to provide each other with copies of all notifications, filings, submissions, material correspondence and material communications, whether oral or in writing, relating thereto.

Barrick has also agreed to (i) take, or cause to be taken, all reasonable action and do, or cause to be done, all things reasonably necessary, proper or advisable to secure regulatory clearances and complete the COMESA filing by the Longstop Date or such earlier date as may be required by law; (ii) offer to the government authorities (and not withdraw) within a reasonable time period any Remedies necessary or desirable (in the reasonable opinion of Barrick) for the purpose of securing the regulatory clearances and completing the COMESA filing; (iii) perform or implement without undue delay any such Remedies that are offered to and accepted by the government authorities for the purpose of securing the regulatory clearances or to complete the COMESA filing; and (iv) use reasonable efforts to avoid (x) any declarations of incompleteness by any government authority and (y) any suspension of review period by a government authority, in each case in respect of the regulatory clearances or to complete the COMESA filing; (v) use reasonable efforts to ensure clearances required in relation to regulatory clearances or to complete the COMESA filing are obtained promptly by each government authority, including, if necessary, entering into any hold separate arrangement with a government authority; and (vi) use reasonable efforts to procure that no government authority in respect of regulatory clearances or to complete the COMESA filing seeks to issue, or issues any measure that prevents, or purports to prevent, completion of the Merger. Barrick has agreed to be responsible for the payment of all fees required in connection with obtaining the regulatory clearances or to complete the COMESA filing.

Termination

Barrick has the right to terminate the Cooperation Agreement if, prior to the Jersey Court Meeting or the Randgold Extraordinary General Meeting, any of the following occurs (a Randgold Board Adverse Recommendation Change):

•

if Randgold makes an announcement prior to the publication of the Merger Document that: (i) Randgold’s board of directors no longer intends to recommend the Merger or intends to modify or qualify such recommendation in any adverse way; (ii) except as contemplated in the Cooperation Agreement, it will not convene the Jersey Court Meeting or the Randgold Extraordinary General Meeting; or (iii) except as contemplated in the Cooperation Agreement, it intends not to mail the Scheme Document or (if different) the document convening the Randgold Extraordinary General Meeting;

•

if Randgold makes an announcement that it will delay the convening of, or will adjourn, the Jersey Court Meeting, the Randgold Extraordinary General Meeting or the court hearing to sanction the Scheme for more than 15 calendar days, in each case without the consent of Barrick, or fails to register the court order sanctioning the Scheme with the Registrar of Companies within two business days of its grant;

•	the recommendation of the Merger by Randgold’s board of directors is not included by Randgold in the Merger Document; or

•	Randgold’s board of directors in any way withdraws, adversely modifies or adversely qualifies its recommendation of the Merger.

Barrick also has the right to terminate the Cooperation Agreement prior to the Longstop Date if:

•	a Competing Proposal for Randgold is recommended by Randgold’s board of directors;

•	a Competing Proposal for Randgold completes, becomes effective or is declared or becomes unconditional in all respects;

•

with the consent of the Panel, any condition required to consummate the Merger which has not been waived is (or has become) incapable of satisfaction by the Longstop Date and, notwithstanding that Barrick has the right to waive such condition, Barrick will not do so; or

•	with the consent of the Panel, any condition required to complete the Merger which is incapable of waiver is incapable of satisfaction by the Longstop Date.

The Cooperation Agreement can be terminated by Randgold if any of the following occurs:

•	if prior to the Meeting, any of the following occurs (a Barrick Board Adverse Recommendation Change):

○

the Board withdraws (or modifies in any manner adverse to Randgold), or proposes publicly to withdraw (or modify in any manner adverse to Randgold), its recommendation of the Share Issuance Resolution;

○	the Board adopts, approves, recommends or declares advisable, or proposes publicly to adopt, approve, recommend or declare advisable, any Competing Proposal for Barrick; or

○	the Board fails to include its recommendation of the Share Issuance Resolution in this Circular;

•

subject to compliance by Randgold with its obligations to provide certain information for this Circular, if we adjourn or postpone the Meeting by more than 15 calendar days or fail to publish this Circular as contemplated by the Cooperation Agreement or this Circular does not contain our Board’s recommendation of the Share Issuance Resolution, which breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to us of such breach or such breach is otherwise not curable; or

Barrick Gold Corporation | Special Meeting Circular	47

•

if we breach certain of our obligations relating to Competing Proposals for Barrick in any material respect, which breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to us of such breach or such breach is otherwise not curable, see “– Barrick Non-Solicit, Randgold Right to Match and Other Barrick Covenants”.

The Cooperation Agreement can be terminated by either Barrick or Randgold: if the Share Issuance Resolution is not approved by Shareholders; in certain circumstances where the requisite Randgold Shareholder approvals are not obtained at the Jersey Court Meeting or the Randgold Extraordinary General Meeting; if the Merger is withdrawn with the consent of the Panel or lapses on or before the Longstop Date (except where such withdrawal or lapse occurs in connection with a Takeover Offer by Barrick or is followed within five business days of an announcement by Barrick or a person acting in concert with Barrick of the implementation of the Merger by a different offer or scheme on substantially the same or improved terms); or if the parties agree in writing before the Effective Date. The Cooperation Agreement will terminate automatically unless otherwise agreed in writing by the parties if the Effective Date has not occurred by the Longstop Date or, if Barrick elects to implement the Merger by means of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the date that the Takeover Offer becomes or is declared unconditional in all respects.

Competing Proposal for Barrick means a proposal, offer or expression of interest, whether or not in writing: (i) for an offer (including an exchange offer or take-over bid), merger, acquisition, dual-listed structure, amalgamation, statutory arrangement, recapitalization, reverse take-over, and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20% or more of the issued or to be issued common share capital of Barrick or any other class of voting or equity securities of Barrick or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Takeover Code) of Barrick; (ii) for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Barrick Group member, excluding Acacia), of all or a significant proportion (being 20% or more) of the business, assets and/or undertakings of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole; (iii) for a demerger and/or liquidation involving all or a significant portion (being 20% or more) of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole; or (iv) for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger, in each case which is not effected by Randgold (or a person acting in concert with Randgold) or at Randgold’s direction or with Randgold’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise, excluding in each case the Strategic Investment Agreement.

Competing Proposal for Randgold means a proposal, offer or expression of interest, whether or not in writing: (i) for an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse take-over, whitewash transaction and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20% or more of the issued or to be issued ordinary share capital of Randgold or any other class of voting or equity securities of Randgold or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Takeover Code) of Randgold; (ii) for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Randgold Group member), of all or a significant proportion (being 20% or more) of the business, assets and/or undertakings of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole; (iii) for a demerger and/or liquidation involving all or a significant portion (being 20% or more) of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole; or (iv) for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger (including, for the avoidance of doubt, any transaction or arrangement which would constitute a Class 1 transaction for the purposes of the UK Listing Authority’s listing rules undertaken by Randgold), in each case which is not effected by Barrick (or a person acting in concert with Barrick) or at Barrick’s direction or with Barrick’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise.

Break Payment

Barrick will pay or cause to be paid to Randgold $300 million (Break Payment), being 2.46% of the market capitalization of Barrick as of the Announcement Date, in the event that:

•

the Cooperation Agreement is terminated because of a Barrick Board Adverse Recommendation Change or because Barrick has breached its obligations relating to Competing Proposals for Barrick in any material respect, which breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or such breach is otherwise not curable; provided, however, that no break payment shall be payable in the event that, prior to such termination (i) any person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement made, solicited, initiated or otherwise entered into an agreement, assignment, commitment or understanding regarding a Competing Proposal for Barrick or (ii) a Randgold Board Adverse Recommendation Change has occurred; or

•

(w) a Competing Proposal for Barrick is made to Barrick or is made directly to Shareholders or otherwise becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make a Competing Proposal for Barrick; (x) the Cooperation Agreement is terminated because the approval of the Share Issuance Resolution is not obtained at the Meeting or at any adjournment or

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postponement thereof or in certain circumstances where Barrick adjourns or postpones the Meeting for more than 15 days; (y) no Randgold Board Adverse Recommendation Change has occurred; and (z) within 12 months of the termination of the Cooperation Agreement Barrick enters into a definitive agreement to complete a Competing Proposal for Barrick, the Board (or any committee thereof) adopts, approves, recommends or declares advisable any Competing Proposal for Barrick, or a Competing Proposal for Barrick is completed. For purposes of the foregoing, the term Competing Proposal for Barrick shall have the meaning set forth above, except that references to “20% or more” are deemed to be references to “50% or more”.

Only one Break Payment can be made and such payment (plus certain additional amounts in respect of VAT) would be Randgold’s exclusive remedy in the relevant circumstance, except with respect to fraud.

Change in Merger Structure

Barrick may switch to a Takeover Offer structure (with the consent of the Panel) if:

•	Randgold provides its prior written consent;

•	a Randgold Board Adverse Recommendation Change occurs;

•	a Competing Proposal for Randgold is announced in accordance with Rule 2.7 of the Takeover Code, which is recommended in whole or in part by Randgold’s board of directors; or

•	Randgold announces its intention to proceed with a Competing Proposal for Randgold.

If Barrick elects to switch to a Takeover Offer for which Randgold provides its prior written consent, the acceptance condition to the Takeover Offer will be set at not less than 90% of the Randgold Shares to which the Takeover Offer relates (or such lesser percentage (being more than 50%) as the parties may agree in writing, or in certain circumstances where there is a Randgold Board Adverse Recommendation Change or a Competing Proposal for Randgold, as Barrick may decide, subject to the consent of the Panel, to the extent necessary). The Takeover Offer shall be on substantially the same or more favourable terms and conditions as the Scheme (other than with respect to the acceptance condition), subject only to appropriate amendments to reflect the switch to a Takeover Offer. Barrick may not take any action which would cause the Takeover Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the acceptance condition prior to the earlier of (i) the 60th day after publication of the Offer Document and (ii) the Longstop Date, and Barrick must ensure that the Takeover Offer remains open for acceptances until such time. Additionally, Barrick and Randgold have agreed that Barrick must keep Randgold informed with respect to acceptances and withdrawals and that the provisions of the Cooperation Agreement will continue to apply, subject to appropriate amendments.

If the Merger is effected by way of a Takeover Offer (as described above) and such Takeover Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, Barrick intends to:

•	make a request to the LSE to cancel trading in Randgold Shares on its market for listed securities;

•	make a request to the UK Listing Authority to cancel the listing of the Randgold Shares from the Official List; and

•	exercise its rights to apply the provisions of Part 18 of the Jersey Companies Law to acquire compulsorily the remaining Randgold Shares in respect of which the Takeover Offer has not been accepted.

Interim Operations

During the pendency of the Merger, Barrick has agreed to certain customary restrictions on its business. Except with Randgold’s prior written consent (not to be unreasonably withheld, conditioned or delayed), as required by law or to the extent otherwise permitted by the Cooperation Agreement or the Merger Announcement, Barrick shall not and shall procure that no member of the Barrick Group (excluding Acacia, provided its actions are not at the direction of Barrick) shall agree, resolve, commit or announce any agreement or intention to: (i) other than in the ordinary course consistent with past practice or pursuant to the terms of awards granted under Barrick’s incentive plans, allot or issue any Common Shares or any securities convertible into Common Shares, or grant any option over or right to subscribe for such shares or securities; (ii) other than in the ordinary course consistent with past practice or pursuant to the terms of Barrick’s incentive plans, vest or accelerate or waive any conditions relating to any awards thereunder; (iii) consolidate, sub-divide or reclassify any of the Common Shares, (iv) except in connection with the Continuance, amend Barrick’s constitutional documents; (v) authorize, declare or pay any distribution or reduction or return of capital on or with respect to the Common Shares (whether in cash, assets, shares or other securities); (v) directly or indirectly repurchase, redeem or otherwise acquire any Common Shares or any rights or options to acquire or subscribe for any Common Shares; (vi) take any action or fail to do any anything which could reasonably be expected to prejudice the listing of the Merger Shares on the TSX and NYSE; (vii) make any acquisitions or disposals of any assets of a material amount; or (viii) other than the Strategic Investment Agreement, enter into contracts otherwise than in the ordinary course of business.

By way of background, the Takeover Code contains certain restrictions that apply to Randgold during the offer period (as defined in the Takeover Code), including in respect of any acts which may result in an offer being frustrated or in denying its shareholders the opportunity to decide on its merits.

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Randgold Employee Arrangements

Mark Bristow and Graham Shuttleworth have agreed terms of employment with Barrick in relation to their appointments as the President and Chief Executive Officer and the Senior Executive Vice President and Chief Financial Officer, respectively, of Barrick, and, in respect of Mark Bristow, in relation to his appointment as a director of Barrick. The new employment arrangements will take effect from the day following the Effective Date. The compensation framework reflects the existing compensation framework of Barrick applicable to equivalent senior executives, with base salaries reflecting the existing arrangements approved by Randgold Shareholders at the 2018 annual general meeting. The level of benefits to which they will be entitled will be consistent with those afforded to other senior executives at Barrick.

Mark Bristow will receive an annual base salary of $1,800,000. Graham Shuttleworth will receive an annual base salary of GBP 575,000. Mark Bristow will not receive any additional remuneration in connection with his service as director of Barrick.

Variable compensation will be subject to performance criteria and capped at maximum salary multiples. The performance criteria that will be applied will be those applicable to Barrick’s Annual Performance Incentive Plan (API) and Long Term Incentive (LTI) award programs.

Mark Bristow and Graham Shuttleworth will be entitled to participate in Barrick’s API program pursuant to which they will be eligible to receive an annual cash bonus which will be capped at 300% of their respective annual base salaries. Any bonus will be discretionary and based on achievement of strategic priorities and goals developed each year. A maximum bonus of 300% of salary will only be made in cases of demonstrably superior performance across all categories.

Mark Bristow and Graham Shuttleworth will also be entitled to participate in Barrick’s LTI award program pursuant to which Mark Bristow and Graham Shuttleworth will be eligible to receive Barrick share awards of up to 600% (in respect of Mark Bristow) and 550% (in respect of Graham Shuttleworth) of their respective base salaries. Barrick share awards will be granted based on company performance in the form of Performance Granted Share Units (PGSUs). PGSUs are subject to the terms of the relevant plan, and ultimately granted at the discretion of the Board of Directors (and the Barrick Compensation Committee, in respect of Graham Shuttleworth). Barrick PGSUs will vest in Common Shares generally after thirty-three months and are required to be held until the date of employment termination (and potentially for up to two years beyond termination, depending on the circumstances of termination).

Incentive compensation paid out to Mark Bristow and Graham Shuttleworth under the API program or the LTI award program will be subject to clawback in accordance with Barrick’s Executive Incentive Compensation Recoupment Policy.

Mark Bristow and Graham Shuttleworth will have five years from the Effective Date to meet Barrick’s share ownership requirements of 10 times base salary (in respect of Mark Bristow) and 5 times base salary (in respect of Graham Shuttleworth).

Mark Bristow and Graham Shuttleworth will be eligible to participate in Barrick’s Senior Executive Retirement Plan pursuant to which Barrick will credit 15% of the respective executive’s base salary and API award into a notional account in their name on an annual basis. They will each be provided with medical, dental, vision care, life insurance and disability insurance as well as a company car allowance of $20,000 (in respect of Mark Bristow) and GBP 12,000 (in respect of Graham Shuttleworth).

In the event of his termination without cause or his resignation for good reason, each of Mark Bristow and Graham Shuttleworth will be entitled to receive a lump-sum payment equal to one times his annual base salary plus pension contributions together with (i) continuation of family, medical and dental benefits for a period of one year; (ii) a prorated API award in respect of the performance year in which termination occurs; and (iii) a prorated LTI award in respect of the performance year in which termination occurs.

It is intended that, following completion of the Merger, once Barrick and Randgold are better integrated, the severance arrangements will be revisited by Barrick to ensure they are appropriately aligned with the interests of all parties, and having regard to Barrick’s severance arrangements for its other senior officers.

Mark Bristow and Graham Shuttleworth will also be eligible to participate in Barrick’s Change in Control Plan pursuant to which they will be entitled to receive severance benefits in the event that their employment is terminated by Barrick (other than for cause or disability), or their employment is deemed to have been terminated for good reason at any time within two years following a change in control. In such circumstances, Mark Bristow and Graham Shuttleworth will receive, in addition to their earned base salary: (i) a time pro-rated maximum API bonus; (ii) their previous year’s base salary; and (iii) payouts equal to the three-year average of each of their API awards actually paid and PGSU awards actually granted. Such a “double trigger” change of control would also accelerate vesting of previously granted share awards and the lapsing of holding periods attaching to such awards.

In the event that the aggregate payments and benefits either of Mark Bristow or Graham Shuttleworth is entitled to receive pursuant to the Change in Control Plan are less than the aggregate payments and benefits he is entitled to receive pursuant to the severance arrangements described above, he will be entitled to receive the severance payments and benefits described above in lieu of the payments and benefits he otherwise would have been entitled to receive pursuant to the Change in Control Plan.

Each of Mark Bristow and Graham Shuttleworth will be subject to a confidentiality undertaking without limitation in time and to non-competition, non-solicitation and non-hiring restrictive covenants for a period of 12 months after the termination of his employment.

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Mark Bristow and Graham Shuttleworth have also acknowledged and agreed to the treatment of their existing awards under the Randgold Share Plans in the manner described under “The Merger – The Merger Announcement and the Scheme – Randgold Share Plans”.

Barrick Non-Solicit, Randgold Right to Match and Other Barrick Covenants

Pursuant to the Cooperation Agreement, Barrick has agreed to take certain actions to obtain the approval by Shareholders of the Share Issuance Resolution. Barrick has agreed to hold the Meeting on the same date that the Jersey Court Meeting and Randgold Extraordinary General Meeting are held. In connection with the Meeting, the Board has agreed (subject to certain exceptions discussed below) to recommend, and Barrick has agreed to use its commercially reasonable efforts to solicit proxies from Shareholders in favor of, the approval of the Share Issuance Resolution. The obligations of Barrick described above are not affected by the commencement, public proposal, public disclosure or communication to Barrick of any Competing Proposal for Barrick or where there is a Barrick Board Adverse Recommendation Change, unless as a result of a Barrick Superior Proposal.

If the Board reasonably believes, after consulting with its outside counsel and Randgold, that (i) it is necessary to postpone or adjourn the Meeting to ensure that any required supplement or amendment to the Circular is provided to Shareholders within a reasonable amount of time in advance of the Meeting or (ii) either (A) it will not receive proxies sufficient to approve the Share Issuance Resolution, whether or not a quorum is present, or (B) it will not have sufficient Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Meeting, then Barrick may postpone or adjourn, or make one or more successive postponements or adjournments of the Meeting, as long as the date of the Meeting is not postponed or adjourned more than an aggregate of 15 calendar days.

Until the earliest of the Longstop Date or the date of termination of the Cooperation Agreement, Barrick has agreed that it will not, nor will it authorize any of its directors, officers or employees or any of its investment bankers, accountants, attorneys or other advisors, agents or representatives to, and will direct them not to: (i) directly or indirectly solicit, assist, initiate, encourage or knowingly facilitate (including by providing information to any person for the purpose of facilitating) any Competing Proposal for Barrick or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal for Barrick; or (ii) enter into or participate in any discussions or negotiations with, or furnish any information with respect to, or cooperate in any way with any person who is seeking to make or has made a Competing Proposal for Barrick or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal for Barrick.

At any time prior to the approval by Shareholders of the Share Issuance Resolution, in response to a bona fide written Competing Proposal for Barrick that the Board determines in good faith (after receiving advice from its outside counsel and its financial advisors) constitutes or would reasonably be expected to result in a Barrick Superior Proposal (as defined below), and which Competing Proposal for Barrick was made after the date of the Cooperation Agreement and did not otherwise result from a material breach of the provisions of the foregoing paragraph, if failure to take the following actions would be inconsistent with the fiduciary duties of the Board under applicable law, Barrick may (and may authorize its representatives to): (i) furnish information with respect to the Barrick Group to the person making such Competing Proposal for Barrick (and its representatives) (provided that all such information has previously been provided to Randgold or is provided to Randgold prior to or substantially concurrent with the time it is provided to such person) pursuant to a Barrick Acceptable Confidentiality Agreement (as defined below); and (ii) engage in discussions regarding the terms of such Competing Proposal for Barrick and the negotiation of such terms with, and only with, the person making such Competing Proposal for Barrick (and such person’s representatives), provided that Barrick shall promptly notify Randgold upon receipt of any Competing Proposal for Barrick and keep Randgold reasonably informed regarding the terms of the Competing Proposal for Barrick and if Barrick intends to furnish information or engage in discussions in connection with such Competing Proposal for Barrick.

Except as set forth in the paragraph that follows, neither the Board nor any committee thereof shall: (i) take any action which constitutes a Barrick Board Adverse Recommendation Change; or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow any member of the Barrick Group (excluding Acacia) (or their representatives) to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, or other similar or comparable contract (other than a Barrick Acceptable Confidentiality Agreement) constituting or relating to, or that is intended to or would reasonably be expected to lead to: (x) any Competing Proposal for Barrick; (y) requiring, or reasonably expected to cause, Barrick to abandon, terminate, adversely amend, delay or fail to complete, or that would otherwise prevent or materially impede, interfere with, hinder or delay the completion of, or be inconsistent with, the Merger or any of the other transactions contemplated by the Cooperation Agreement; or (z) requiring, or reasonably expected to cause, Barrick to fail to comply with the Cooperation Agreement in any material respect.

Notwithstanding the foregoing, at any time prior to the approval by Shareholders of the Share Issuance Resolution, the Board may make a Barrick Board Adverse Recommendation Change and enter into an acquisition agreement or other agreement with respect to a Barrick Superior Proposal if both: (i) Barrick receives a Barrick Superior Proposal; and (ii) the Board determines in good faith (after consultation with outside counsel and its financial advisors) that the failure to do so would be inconsistent with its fiduciary duties under applicable law; provided, however, that Barrick shall not be entitled to do so until: (A) after the fifth business day following Randgold’s receipt of written notice from Barrick advising Randgold that the Board intends to take such action, including the terms and conditions of any Barrick Superior Proposal that is the basis of the proposed action by the Board (with any amendment to the financial terms or any other material term of such Barrick Superior Proposal constituting a new Competing Proposal for Barrick and requiring a new notice, except that references to the five business day period above will be deemed to be references to a three business day period); and (B) Barrick has consulted with Randgold during such period and provided Randgold with a reasonable opportunity at its election to propose changes to the terms and conditions of the Merger or the Cooperation Agreement and, if Randgold has proposed to amend the terms of the Merger or the Cooperation Agreement, the Board shall have determined, in good faith, after consultation with its outside counsel and financial advisors, that the Competing Proposal for Barrick continues to be a Barrick Superior Proposal notwithstanding the proposed changes to the terms and conditions of the Merger or the Cooperation Agreement (if any).

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If the Board determines that, by reason of a material change from the information in this Circular, it is legally necessary for Barrick to have its Shareholders pass the Share Issuance Resolution a second time, Barrick and Randgold have agreed that the second shareholder meeting shall occur in accordance with the relevant provisions of the Cooperation Agreement.

In addition, for so long as the Merger is being implemented by way of a Scheme, Barrick and Randgold have agreed to use reasonable efforts to cause all Merger Shares which are issued to Randgold Shareholders upon the Scheme becoming effective to be issued in reliance on the exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act. If for any reason the exemption is not available (as confirmed by its counsel), Barrick has agreed to use its commercially reasonable efforts to file and cause a registration statement to be declared effective by the SEC in such time so as to procure that the Effective Date of the Scheme occurs by no later than the Longstop Date.

For six years after the Effective Date, Barrick shall cause the members of the Randgold Group to honour and fulfil their respective obligations (if any) existing as at the date of the Cooperation Agreement to indemnify their respective directors and officers and to advance expenses, in each case with respect to matters existing or occurring at or prior to the Effective Date. Randgold is entitled to purchase customary “tail” directors’ and officers’ liability insurance cover for both current and former directors and officers of the Randgold Group who have held office within 12 months preceding the Announcement Date in the form of runoff cover for a period of six years following the Effective Date. Such insurance cover must be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Randgold Group’s directors’ and officers’ liability insurance as at the date of the Cooperation Agreement.

Barrick Acceptable Confidentiality Agreement means a confidentiality agreement between Barrick and a third party (other than Randgold or a person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement) that: (i) is entered into in connection with a Competing Proposal for Barrick that the Board determines in good faith constitutes or would reasonably be expected to constitute a Barrick Superior Proposal; (ii) contains confidentiality restrictions no less favourable to Barrick than those set out in the Confidentiality Agreement; (iii) does not permit such third party to acquire any securities of the Barrick Group (excluding Acacia) other than in the manner contemplated in clause (iv); and (iv) contains customary standstill provisions that only permit the third party (other than Randgold or a person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement) to, either alone or jointly with others, make a Competing Proposal for Barrick to the Board that is not publicly announced.

Barrick Superior Proposal means any unsolicited bona fide written Competing Proposal for Barrick that has not been withdrawn and that: (i) did not result from a breach by Barrick or any of its representatives of the relevant covenants in the Cooperation Agreement; (ii) is made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, liquidation, winding-up or similar transaction, 100% of the Common Shares or all or substantially all of the assets of the Barrick Group; (iii) complies with applicable law; (iv) is not subject to any financing contingency and in respect of which the Board has concluded, in good faith (after receiving the advice of its legal and financial advisors), adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full; (v) is not subject to any due diligence and/or access condition; (vi) in respect of which the Board determines in good faith, after receiving the advice of its legal counsel and its financial advisors that: (A) failure to recommend such Competing Proposal for Barrick to Shareholders would be inconsistent with its fiduciary duties under applicable law; and (B) such Competing Proposal for Barrick is on terms more favourable from a financial point of view to Shareholders than the Merger, taking into account all the material terms and conditions of (x) such offer (including the material legal, financial and regulatory aspects of the proposal and any potential delay associated therewith) and (y) the Cooperation Agreement (including any changes proposed by Randgold to the terms of the Cooperation Agreement), and also taking into account the expected benefits and synergies arising from the Merger; and (vii) is otherwise reasonably capable of being completed on the terms proposed, taking into account all material legal, financial, regulatory and other aspects of such proposal, including conditionality.

Randgold Covenants

The Takeover Code prohibits an offeree company such as Randgold and any person acting in concert with it from entering into any offer-related arrangement with either an offeror or any person acting in concert with it during an offer period or when an offer is reasonably in contemplation, except with the consent of the Panel or if certain exceptions apply. The provisions of the Cooperation Agreement have therefore been agreed so as to ensure that obligations of Randgold fall within one or more of the exceptions to this prohibition, which permit:

•	commitments to provide information or assistance for the purposes of obtaining any official authorization or regulatory clearance;

•	commitments which impose obligations only on the offeror; and

•	agreements relating to any existing employee incentive arrangements.

As a result of the Takeover Code rules, Barrick cannot have the benefit of certain deal protection features commonly available in a North American context.

Governing Law

The Cooperation Agreement shall be governed by and construed in accordance with the laws of the State of New York.

52	Barrick Gold Corporation | Special Meeting Circular

Irrevocable Undertakings and Voting and Support Agreements

Undertakings in respect of Randgold Shares

Barrick has received irrevocable undertakings to vote in favour of the Scheme at the Jersey Court Meeting and Randgold Extraordinary General Meeting from the directors of Randgold in respect of their entire holdings amounting to 997,696 Randgold Shares representing approximately 1.06% of Randgold’s existing issued ordinary share capital. The undertakings from the directors of Randgold will cease to be binding only if Barrick announces (with the consent of the Panel) that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a higher competing offer for Randgold is made.

Further details of these irrevocable undertakings and voting and support agreements are set out in Appendix 3 to the Merger Announcement which is attached as Schedule 1 to the Cooperation Agreement which is attached to this Circular in “Schedule J: Cooperation Agreement”.

Voting and Support Agreements in respect of Common Shares

Randgold has entered into voting and support agreements with the directors of Barrick to vote in favour of the Share Issuance Resolution and the Continuance Resolution at the Meeting in respect of their entire holdings currently amounting to 5,065,850 Common Shares representing approximately 0.434% of the issued and outstanding Common Shares. These voting and support agreements will cease to be binding only if Barrick announces (with the consent of the Panel) that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a Barrick Superior Proposal is made.

Further details of these irrevocable undertakings and voting and support agreements are set out in Appendix 3 to the Merger Announcement which is attached as Schedule 1 to the Cooperation Agreement which is attached to this Circular in “Schedule J: Cooperation Agreement”.

Acacia

The Relationship Agreement, among other matters, grants Acacia the Pre-emption Right in the event that Barrick proposes to acquire any business or interest having more than 50% of its overall mining resources both located in Africa and in gold and/or silver. This would include Randgold. Notwithstanding the foregoing, any exercise of the Pre-emption Right by Acacia in respect of Randgold would require the approval, by ordinary resolution, of Acacia’s shareholders pursuant to the UK Listing Authority’s listing rules by virtue of the size of Randgold relative to Acacia. Barrick owns approximately 63.9% of the issued share capital of Acacia and therefore any exercise of the Pre-emption Right by Acacia in respect of Randgold would be contingent on Barrick’s support. Barrick has provided notice to Acacia of the Merger and has indicated to Acacia that it would not support an acquisition of Randgold by Acacia.

The Relationship Agreement may impair the future growth of Barrick’s African gold operations following the Merger. See “Risk Factors”.

Listing of the Merger Shares

Barrick has applied to list the Merger Shares on the TSX and NYSE, and has received conditional approval from the TSX. It is a condition of closing the Merger that the TSX and NYSE shall have conditionally approved the listing of the Merger Shares. Listing will be conditional on the satisfaction by Barrick of the conditions to listing imposed by each such exchange.

Pursuant to Section 611(c) of the TSX Manual, security holder approval is required where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer that are outstanding, on a non-diluted basis. Shareholders are being asked to approve the issuance of up to 616,000,000 Common Shares in connection with the Merger, representing approximately 52.8% of Barrick’s 1,167,593,272 issued and outstanding Common Shares (on a non-diluted basis). Accordingly, the TSX requires that the Share Issuance Resolution must be approved by an ordinary resolution of Shareholders, which requires approval by a majority of the votes (50% + 1) cast by or on behalf of Shareholders, either in person or by proxy, at the Meeting or any adjournment or postponement thereof. Barrick will not be able to satisfy the listing requirements of the TSX unless Shareholder approval of the Share Issuance Resolution is obtained.

Notwithstanding the fact that Shareholders are being asked to approve the issuance of up to 616,000,000 Common Shares in connection with the Merger, Barrick currently expects to issue up to 586,609,277 Common Shares as a result of the Merger (representing approximately 50% of the current issued and outstanding Common Shares), consisting of:

•

578,588,354 Common Shares issuable based on Randgold’s non-diluted ordinary share capital of 94,475,346 Randgold Shares, less 58,186 Randgold Shares and Randgold ADSs which are currently outstanding and held in trust and will be used to satisfy Randgold Share Plan awards that vest prior to Closing (as multiplied by the Exchange Ratio);

•	up to 5,610,197 Common Shares issuable on the vesting of Randgold’s 915,502 Restricted Share Scheme awards (as multiplied by the Exchange Ratio);

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•	up to 806,513 Common Shares issuable on the vesting of Randgold’s 131,611 Co-Investment Plan awards (as multiplied by the Exchange Ratio); and

•	up to 1,604,213 Common Shares issuable on the vesting of Randgold’s 261,784 Long-Term Incentive Plan awards (as multiplied by the Exchange Ratio).

The actual number of Common Shares that will be issued on the Effective Date will depend on the number of Randgold Shares issued and outstanding on the Effective Date, which will be affected by the number of Randgold Share Plan awards that vest prior to the date of Closing and the issuance of Randgold Shares prior to Closing for any reason. Certain of the Randgold Share Plan awards are subject to time-based proration in connection with the Merger and/or to performance conditions that will be evaluated by the Randgold remuneration committee prior to Closing. Certain of the Randgold Share Plan awards that do not vest prior to the Effective Date will be assumed by Barrick and may result in the issuance of Common Shares by Barrick following Closing. The Exchange Ratio applicable to certain Long-Term Incentive Plan awards assumed by Barrick on Closing will be adjusted downward by 25% to reflect revised post-Merger performance conditions for the relevant participants. See “The Merger – The Merger Announcement and the Scheme – Randgold Share Plans” on page 45.

If the Share Issuance Resolution is approved, the TSX will generally not require further security holder approval for the issuance of up to an additional 154,000,000 Common Shares in connection with the Merger, such number being 25% of the number of securities approved pursuant to the Share Issuance Resolution.

This Exchange Ratio of 6.1280 Common Shares per Randgold Share is based on the volume-weighted average prices of Common Shares traded on the NYSE, and Randgold ADSs traded on NASDAQ, respectively, over the 20 trading days ended on September 21, 2018 (being the last business day before the Announcement Date). The exchange ratio would have been 6.0082 Common Shares per Randgold Share, if calculated using a five-day volume-weighted average trading price.

Based on current information available to Barrick, after the Merger no current shareholder of Randgold will by virtue of the transaction own 10% or more of the Common Shares, and the Merger will not materially affect control of Barrick.

54	Barrick Gold Corporation | Special Meeting Circular

Information Concerning Randgold and Barrick

Barrick

Barrick is one of the world’s leading international gold companies, with annual gold production and gold mineral reserves that are among the largest in the industry. Barrick also produces significant amounts of copper, principally from its Zaldívar joint venture, Jabal Sayid joint venture and its Lumwana mine.

Barrick was founded in 1983 and is currently headquartered in Toronto, Canada. If the Continuance is approved at the Meeting, Barrick’s primary corporate office will remain in Toronto, Canada. During its first ten years, Barrick focused on acquiring and developing properties in North America, notably its Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now operates on five continents. More than 75% of Barrick’s gold production comes from projects in the Americas. Barrick also has a presence in Australia, Chile, Saudi Arabia and Zambia. Barrick continues to strengthen its international presence through strategic relationships with external partners such as Shandong Gold, Zijin Mining, Antofagasta Plc and Ma’aden. Barrick has established a diverse portfolio of assets, with a combination of brownfield projects and a number of the world’s largest undeveloped greenfield projects.

Barrick’s shares trade on the TSX and NYSE under the symbol ABX.

For additional information relating to Barrick following the Merger and Continuance and the risk factors relating to the Merger and Continuance, see “Barrick Following the Merger”, “The Continuance”, and “Risk Factors”.

Recent Developments

Strategic Investment Agreement

On September 24, 2018, Barrick and Shandong Gold entered into the Strategic Investment Agreement. Under the Strategic Investment Agreement, Shandong Gold has agreed to purchase Common Shares with an aggregate value of up to $300 million, and Barrick has agreed to invest an equivalent amount in shares of Shandong Mining, a publicly listed company controlled by Shandong Gold. These mutual investments are required to be made within 12 months from the date of the Strategic Investment Agreement unless otherwise agreed, and will be made through the facilities of the stock exchanges on which the respective shares are listed. The Strategic Investment Agreement also contains consultation and orderly market obligations on each party in relation to certain disposals of shares acquired thereunder. The Strategic Investment Agreement does not confer any governance rights. In connection with the Strategic Investment Agreement, Shandong Gold delivered the Acknowledgment to Barrick, in which it acknowledged and undertook that both it and its affiliates would comply with certain restrictions on the acquisition of Common Shares and Randgold Shares imposed by Canadian and United States securities laws and the Takeover Code.

Additional Information

The information relating to Barrick included in this Circular should be read in conjunction with Barrick’s public disclosure documents, which are available free of charge on our website at www.barrick.com, and under our issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information contained in this Circular relating to Barrick is contained in the Company’s comparative annual financial statements and MD&A for its most recently completed financial year. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Circular and is not, and should not be considered to be, a part of this Circular unless it is explicitly so incorporated. See “Information in this Circular”.

All material change reports (other than confidential reports), audited annual financial statements and management’s discussion and analysis, any other document of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus, and any other document which indicates on the cover page thereof that it is incorporated by reference in this Circular, that is filed by Barrick with Canadian securities regulators on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular. All such documents will also be filed with or furnished to the SEC by Barrick and will be available under Barrick’s issuer profile on EDGAR at www.sec.gov.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

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Randgold

Randgold is a leading Africa-focused gold mining and exploration company, with an extensive portfolio of mines and greenfield and brownfield projects.

Randgold was founded in 1995 and is headquartered in Jersey, Channel Islands. Over the past 23 years, Randgold has established an extensive portfolio of mines and exploration programmes in West and Central Africa including two Tier One Gold Assets in Mali and the DRC. Randgold continues to expand its portfolio by developing mutually beneficial partnerships with host governments, communities and joint venture partners. Such partnerships include Randgold’s joint ventures with AngloGold Ashanti in the DRC and with Endeavour Mining and Newcrest in Côte d’Ivoire.

Randgold’s shares trade on the LSE under the symbol “RRS” and its ADSs trade on NASDAQ under the symbol “GOLD”. The registered office of Randgold is 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands.

For the financial year ended December 31, 2017, Randgold reported gold production of 1.315 million ounces, revenue of $1,280 million and comprehensive income of $335 million.

As of the business day prior to the Announcement Date, there were 94,475,346 Randgold Shares issued and outstanding and Randgold’s market capitalization was $6.1 billion, based on the closing price of the Randgold ADSs on NASDAQ on such date of $63.91.

Additional information regarding Randgold and its subsidiaries is included in “Schedule G: Additional Information Concerning Randgold” and “Schedule H: Randgold Historical Financial Statements” and in certain documents incorporated by reference herein, see “– Randgold Documents Incorporated by Reference”.

Recent Developments

Announcement by SOKIMO

Randgold holds a 45% interest in the Kibali mine in the DRC. In connection with the change of control of Randgold as a result of the Merger, SOKIMO, a DRC state-owned company which holds a 10% interest in the Kibali mine, issued a news release on September 28, 2018 stating that it intends to “assert its rights” under the Kibali joint venture arrangements. The DRC Ministry of Mines has also stated that the Merger requires approval by the DRC Government. Randgold has responded publicly that there are no provisions in the joint venture agreement and the related documentation which give SOKIMO any rights resulting from the Merger. See “Risk Factors”.

Selected Historical Consolidated Financial Data of Randgold

The following selected historical consolidated financial data prepared in accordance with IFRS is derived from Randgold’s audited consolidated financial statements for the year ended December 31, 2017 and unaudited special purpose interim financial statements for the six months ended June 30, 2018. The information set forth below is only a summary and should be read together with the historical audited consolidated financial statements of Randgold and the related notes attached in “Schedule H: Randgold Historical Financial Statements”, as well as the corresponding discussion and analysis contained in the Randgold 20-F and Randgold Interim Report which are incorporated by reference in this Circular. Historical results are not necessarily indicative of any results to be expected in the future.

Consolidated Statement of Comprehensive Income

	Unaudited		Audited
(in thousands of United States dollars, except for per share data)	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016
Total revenues	$556,937	$653,506	$1,280,217	$1,200,777
Total comprehensive income	$124,892	$187,694	$335,030	$295,827
Total comprehensive income attributable to owners of the parent	$109,510	$153,831	$278,000	$249,080
Total comprehensive income attributable to non-controlling interests	$15,382	$33,863	$57,030	$46,747
Basic earnings per share	$1.16	$1.64	$2.96	$2.64
Diluted earnings per share	$1.14	$1.62	$2.92	$2.61

Consolidated Statement of Financial Position

	Unaudited		Audited
(in thousands of United States dollars)	As at June 30,		As at December 31,
	2018	2017	2017	2016
Total assets	$4,196,231	$4,156,691	$4,303,469	$4,040,958
Long-term debt[1]	$–	$–	$–	$–

1

Long-term debt excludes the current portion of long-term debt, provisions for environmental rehabilitation, deferred income tax liabilities and other long-term liabilities, and includes capital leases.

56	Barrick Gold Corporation | Special Meeting Circular

Additional Information

Randgold is a “foreign private issuer” under US Securities Laws and files with or furnishes to the SEC reports, including its annual report on Form 20-F, current reports on Form 6-K and amendments to those reports pursuant to Sections 13(a) and 15(d) of the Exchange Act. These reports and other information are available free of charge on its corporate website www.randgoldresources.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Materials filed with or furnished to the SEC are also made available to the public free of charge on EDGAR at www.sec.gov.

Randgold is a reporting issuer under the laws of the each of the provinces of Canada, other than Quebec, and files reports and other information with applicable securities regulatory authorities in each such province. These reports and information are available to the public free of charge under Randgold’s issuer profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The information contained on, or accessible through, any of these websites is not incorporated by reference into this Circular and is not, and should not be considered to be, a part of this Circular unless it is explicitly so incorporated. See “ – Randgold Documents Incorporated by Reference”.

Additional information regarding Randgold is included in “Schedule G: Additional Information Concerning Randgold” and “Schedule H: Randgold Historical Financial Statements”.

Randgold Documents Incorporated by Reference

Information regarding Randgold has been incorporated by reference in this Circular from documents filed with or furnished to the SEC. The documents listed below, which contain important information about Randgold, its business and its financial condition, and which were previously filed by Randgold with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

•	Randgold’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on March 29, 2018; and

•	Randgold’s Interim Report for the Second Quarter Ended June 30, 2018 on Form 6-K filed with the SEC on August 9, 2018.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein that bears a date earlier than the date of this Circular shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein, modifies or supersedes such statement. Any future filings made by Randgold with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Circular but before the Meeting will be automatically incorporated by reference into this Circular.

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Barrick Following the Merger

Following the Merger, Barrick’s new management team will be tasked with implementing a business plan that will focus on the following:

•	Asset Quality

○

Grow and invest in a portfolio of Tier One Gold Assets and Strategic Assets with an emphasis on organic growth. Near-term priorities include Goldrush/Fourmile, Turquoise Ridge and the strategic partnership with Shandong Gold in the El Indio belt.

○	Sell Non-Core Assets over time in a disciplined manner.

○	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

○	Maximize the long-term value of a strategic Copper Business.

•	Operational Excellence

○	Fully implement a decentralized management ethos with a strong ownership culture.

○	Streamline management and operations, and eliminate non-essential costs.

○	Leverage innovation and technology to accelerate operational improvement.

○	Build trust-based partnerships with host governments and local communities to drive shared long-term value.

○	Strive for zero harm workplaces.

•	Sustainable Profitability

○	Disciplined approach to growth, emphasizing a partnership strategy.

○	Increased returns to shareholders driven by focus on return on capital, IRR and free cash flow per share growth.

Board of Directors

Following the Merger, two-thirds of the directors of the Board will be initially appointed by Barrick and one-third will be initially appointed by Randgold. The proposed members of the Board following the Merger, other than John L. Thornton and Mark Bristow, have not yet been identified.

Executive Officers

Following the Merger:

•	John L. Thornton will continue to serve as the Executive Chairman of Barrick;

•	Mark Bristow, the current Chief Executive Officer of Randgold, will serve as the President and Chief Executive Officer of Barrick;

•	Graham Shuttleworth, the current Finance Director and Chief Financial Officer of Randgold, will serve as the Senior Executive Vice President and Chief Financial Officer of Barrick; and

•	Kevin Thomson will continue to serve as the Senior Executive Vice President, Strategic Matters of Barrick.

Mark Bristow (59) (Mauritius). Mr. Bristow has been the Chief Executive Officer of Randgold since the incorporation of the company in 1995, which was founded on his pioneering exploration work in West Africa. He has subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Mr. Bristow has played a pivotal part in promoting the emergence of a sustainable mining industry in Africa. He has a proven track record of growing businesses in Africa and delivering considerable shareholder value. A geologist with a PhD from Natal University, South Africa, he has held board positions at a number of global mining companies and is currently the non-executive chairman of Rockwell Diamonds Inc.

Graham Shuttleworth (49) (Jersey). Mr. Shuttleworth joined Randgold as Chief Financial Officer and Finance Director in July 2007 but has been associated with Randgold since its inception, initially as part of its management team involved in listing the company on the LSE in 1997, and subsequently as an advisor. Mr. Shuttleworth brings significant financial and management experience to Randgold, combined with considerable knowledge of large scale international businesses which was developed initially as a chartered accountant qualifying with Deloitte, and then as managing director and the New York based head of metals and mining for the Americas in the global investment banking division of HSBC where

58	Barrick Gold Corporation | Special Meeting Circular

he advised numerous mining companies on listings, accessing the capital markets and mergers and acquisitions. Mr. Shuttleworth is a graduate of the University of Cape Town, South Africa, with a bachelor of commerce degree and an honors degree from the University of South Africa.

Corporate Offices

Following the Merger, Barrick’s head office and certain key functions will continue to be located at Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, Toronto, Ontario, Canada, M5J 2S1. If the Continuance is completed, Barrick’s registered and records office will be located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2.

Trading of Common Shares

Following the Merger, the Common Shares will continue to trade on the TSX and NYSE under the symbol ABX. The Common Shares will not be listed on the LSE or any other exchange as a result of the Merger.

It is intended that dealings in Randgold Shares (including Randgold Shares underlying the Randgold ADSs) will be suspended at 5:00 p.m. (London time) on the business day prior to the Effective Date. It is further intended that an application will be made to the UK Listing Authority for the cancellation of the listing of the Randgold Shares (including Randgold Shares underlying the Randgold ADSs) on the Official List and to the LSE for the cancellation of trading of the Randgold Shares (including Randgold Shares underlying the Randgold ADSs) on the LSE’s main market for listed securities, with effect as of or shortly following the Effective Date. With respect to the Randgold ADSs, at least ten days before the Effective Date, Randgold will notify NASDAQ of its intention to delist and deregister the Randgold ADSs. Shortly after the Effective Date, Randgold will make the relevant filings to delist the Randgold ADSs from trading on NASDAQ and to deregister and terminate Randgold’s reporting obligations under the Exchange Act. See also “The Merger – The Merger Announcement and the Scheme – Randgold ADS Program”.

It is also intended that, following the Scheme becoming effective, Randgold will be re-registered as a private company under the relevant provisions of the Jersey Companies Law.

Intentions Regarding the Barrick Assets

Following Closing, the new executive management team of Barrick will be tasked with implementing a business plan to seek to maximize the opportunities for value enhancement of Barrick’s asset portfolio.

Following the Merger, Barrick will focus on the Tier One Gold Assets it will own, being Cortez, Goldstrike, Kibali (45%), Loulo-Gounkoto (80%) and Pueblo Viejo (60%), as well as all other Strategic Assets. In addition, the new executive management team will focus on enhancing Barrick’s strategic relationships.

The Tier One Gold Assets represent the majority of Barrick’s gold production and cash flow generation.

The new executive management team will operate Barrick’s assets in a manner consistent with maximizing sustainable profitability and operational efficiency over the life of each mine.

Within 12 months following completion of the Merger, the new executive management team will identify those Non-Core Assets whose profile is not expected to meet Barrick’s investment criteria and which Barrick will consider selling. Following completion of the Merger, Barrick may seek to dispose of one or more Non-Core Assets, either to existing joint venture partners, if applicable, or to other buyers. Any such disposals will only be effected if terms can be negotiated which the board of Barrick considers attractive. Such sales would allow the new executive management team to focus on operating mines and projects considered to deliver the most value to Barrick or which have the highest potential.

It is the intention of Barrick to invest in its combined portfolio of exploration and development assets and, while a full evaluation will take place following completion of the Merger, the Boards of Randgold and Barrick expect the initial focus will include the Fourmile/Goldrush project and the Turquoise Ridge (75%) expansion, which have the potential to develop into Tier One Gold Assets.

The new executive management team intends to grow the value of its existing portfolio of copper mines and projects, through development of its existing resources, through potential partnerships and joint ventures with third parties and, if market opportunities arise, through acquisitions.

Locations and Employees

Following completion of the Merger, Barrick’s head office and certain key functions will continue to be located in Toronto. Barrick does not intend to close any of Randgold’s existing offices. If the Continuance is approved by Shareholders, Barrick’s registered and records office will be located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. Barrick has no intention to make any changes with respect to the redeployment of Randgold’s existing fixed assets. Owing to the nature of its business, Randgold does not have a research and development function. However, Randgold has a portfolio of exploration assets and Barrick intends to leverage Randgold’s successful exploration expertise to drive value creation across Barrick’s enlarged asset portfolio.

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Following completion of the Merger, Mark Bristow, the Chief Executive Officer of Randgold, will become the President and Chief Executive Officer of Barrick, and Graham Shuttleworth, the Finance Director and Chief Financial Officer of Randgold, will become the Senior Executive Vice President and Chief Financial Officer of Barrick.

Details of their service contracts with Barrick, which will become effective upon completion of the Merger, are set out under “The Merger – Cooperation Agreement – Randgold Employee Arrangements”. No retention award or bonus will be granted to Mark Bristow or Graham Shuttleworth in connection with the Merger.

Following completion of the Merger, the operational management structure will be conducted through three regional teams, covering North America, South America and Africa & Middle East respectively. The North America and South America teams will be drawn primarily from the existing Barrick workforce.

Barrick does not anticipate any headcount reduction in Randgold’s workforce at the operational and management level as a result of the Merger. It is intended that existing Randgold employees will form the core of a regional African management team which will oversee the operations of the combined African & Middle East assets of Barrick. This will help Barrick benefit from economies of scale and the experience of a dedicated African-focused management team.

Following completion of the Merger, the new executive management team of Barrick will continue to implement a decentralized management and partnership structure which may result in some workforce reduction in respect of persons currently employed as part of the Barrick Group. These headcount reductions will be focused on reducing redundant roles between the operations, projects and the corporate centre. It is expected that any job reductions will be identified by the new executive management team of Barrick within the 12 months following completion of the Merger. Barrick does not intend to make any material change in the balance of skills and functions of the employees of the Randgold Group. Except as described above, Barrick does not intend to make any material change in the conditions of employment of the employees and management of the Randgold Group.

The Randgold Group does not provide company-funded pension plans; however, the Randgold Group provides a defined contribution plan under which the group pays fixed contributions into a separate entity. Barrick does not intend to make any changes to the Randgold Group’s pension arrangements in the 12 months which follow the Effective Date. Following completion of the Merger, the existing employment rights, including pension rights, of management and employees of the Randgold Group and the Barrick Group will be fully safeguarded in accordance with contractual and statutory requirements, as will the contractual rights of any directors and officers who are not employees.

There is no intention to redeploy material fixed assets of Barrick or, except as described above, make changes to locations of business of Barrick.

Dividends

Barrick intends to grow its dividend over time from the Barrick level for fiscal 2018, underpinned by stronger cash flow generation, additional overhead cost savings, asset sale proceeds and lower interest costs. Following completion of the Merger, the Board will review the dividend policy quarterly based on the cash requirements of Barrick’s operating assets, exploration and development activities, as well as potential acquisitions, combined with Barrick’s current and projected financial position.

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Pro Forma Capitalization

The following table sets out the consolidated cash and cash equivalents and the consolidated capitalization of Barrick as at June 30, 2018 on an actual basis and on a pro forma basis, giving effect to the Merger (as if it had closed on June 30, 2018) and certain related adjustments. The following table should be read together with the unaudited pro forma consolidated financial statements included in “Schedule I: Pro Forma Financial Information”, the respective historical consolidated financial statements of Barrick and Randgold and the related management’s discussion and analysis.

	As at June 30, 2018 (in millions of US dollars)
	Actual	Pro Forma
Cash and cash equivalents	$2,085	$2,383

Long-term debt[1]	$5,712	$5,712

Total equity
Capital stock (Common Shares authorized: unlimited; outstanding as at June 30, 2018, 1,166,892,835; as adjusted to give effect to the Merger, 1,753,768,039)	20,900	27,042
Deficit	(11,701)	(12,007)
Accumulated and other comprehensive income	(164)	(164)
Other	321	321
Non-controlling interests	1,750	2,297
Total equity	11,106	17,489

Total capitalization[2]	$16,818	$23,201

1

Long-term debt excludes the current portion of long-term debt, provisions for environmental rehabilitation, deferred income tax liabilities and other long-term liabilities, and includes capital leases. Refer to note 14B in Barrick’s interim consolidated financial statements as at and for the six month period ended June 30, 2018 for more information regarding Barrick’s long-term debt.

2	Total capitalization is long-term debt plus total equity.

The pro forma financial information in the table is derived from the unaudited pro forma consolidated financial statements included in “Schedule I: Pro Forma Financial Information”. This pro forma information is provided for illustrative purposes only and does not necessarily reflect what the consolidated capitalization of Barrick would have been on June 30, 2018 if the Merger had closed on that date. The pro forma adjustments applied to this information are based upon preliminary estimates, current available information and certain assumptions. It is expected that the actual adjustments will differ from these pro forma adjustments, and the differences may be material. See “Information in this Circular – Forward-Looking Information”, “Information in this Circular” – Pro Forma Financial Statements” and “Risk Factors”.

Combined Mineral Reserves

As at December 31, 2017, on a combined basis, after giving effect to the Merger (as if it had closed on December 31, 2017), Barrick’s post-Merger attributable proven and probable gold mineral reserves would have been 78 million ounces (rounded to the nearest million).

This figure was determined by aggregating Barrick’s attributable gold mineral reserves as of December 31, 2017 (comprising attributable proven gold mineral reserves of 398 million tonnes, at a grade of 1.91 grams/tonne, containing 24 million ounces, and attributable probable gold mineral reserves of 896 million tonnes, at a grade of 1.39 grams/tonne, containing 40 million ounces, for aggregate proven and probable gold mineral reserves of 1,295 million tonnes, at a grade of 1.55 grams/tonne, containing 64 million ounces) and Randgold’s gold ore reserves as of December 31, 2017 (comprising total proved gold ore reserves of 44 million tonnes, at a grade of 3.78 grams/tonne, containing 3.5 million attributable ounces and total probable gold ore reserves of 128 million tonnes, at a grade of 3.78 grams/tonne, containing 10 million attributable ounces, for aggregate proved and probable total gold ore reserves of 172 million tonnes, at a grade of 3.78 grams/tonne, containing 14 million attributable ounces). See “Information in this Circular – Mineral Reserve and Mineral Resource Information” and “– Barrick’s Gold Mineral Reserves”.

Barrick’s Gold Mineral Reserves

Except as noted below, 2017 mineral reserves of Barrick have been estimated based on an assumed gold price of $1,200 per ounce and long-term average exchange rates of Cdn $1.25:$1 and A$1:$0.75. Reserves at Kalgoorlie have been estimated based on an assumed gold price of A$1,600 and reserves at Bulyanhulu, North Mara and Buzwagi have been estimated based on an assumed gold price of $1,100. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. The price assumptions used to calculate mineral reserves in 2017 are consistent with those used by Barrick for mine planning, impairment testing and for the assessment of project economics.

In confirming its annual mineral reserves for each of its mineral properties, projects, and operations, Barrick conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from mineral reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

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Unless otherwise noted, Barrick’s mineral reserves have been estimated as at December 31, 2017, in accordance with definitions adopted by the CIM and incorporated into NI 43-101. Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the mineral reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. Barrick’s normal data verification procedures have been employed in connection with the estimations. Sampling, analytical and test data underlying the stated mineral resources and mineral reserves have been verified by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons. Verification procedures include industry-standard quality control practices. Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at each of the Company’s properties and projects. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by either independent laboratories or the laboratory onsite, in which case independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at each property and project conform to industry accepted quality control methods. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Although the Company has carefully prepared and verified its mineral reserve figures presented below, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Barrick’s estimates of proven and probable gold mineral reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable gold mineral reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Information in this Circular – Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

GOLD MINERAL RESERVES[1,2,3,4,5,8,9]
As at December 31, 2017	Proven			Probable			Total
Based on attributable ounces	Tonnes (Mt)	Grade (gm/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (gm/t)	Contained ozs (Moz)	Tonnes (Mt)	Grade (gm/t)	Contained ozs (Moz)
NORTH AMERICA
Goldstrike Open Pit	50	2.82	4.5	9.2	3.78	1.1	59	2.97	5.7
Goldstrike Underground	4.0	11.49	1.5	4.6	8.75	1.3	8.6	10.02	2.8
Goldstrike Property Total	54	3.46	6.0	14	5.44	2.4	68	3.86	8.4
Pueblo Viejo (60.00%)	62	2.67	5.3	19	3.06	1.9	81	2.76	7.2
Cortez	19	1.46	0.9	149	1.92	9.2	168	1.87	10
Goldrush	–	–	–	5.7	8.12	1.5	5.7	8.12	1.5
Turquoise Ridge (75.00%)	7.1	15.56	3.5	4.7	15.48	2.3	12	15.53	5.9
South Arturo (60.00%)	2.3	3.28	0.2	1.6	2.52	0.1	3.8	2.97	0.4
Hemlo	0.9	3.66	0.1	24	2.16	1.7	25	2.21	1.8
Golden Sunlight	0.3	1.15	0.01	0.2	3.42	0.02	0.45	2.06	0.03
SOUTH AMERICA
Cerro Casale (50.00%)[6]	115	0.65	2.4	484	0.59	9.2	599	0.60	12
Veladero (50.00%)[7]	14	0.72	0.3	100	0.78	2.5	114	0.77	2.8
Lagunas Norte	26	2.23	1.8	30	2.27	2.2	55	2.25	4.0
AUSTRALIA PACIFIC
Porgera (47.50%)	0.6	9.21	0.2	13	4.56	1.9	13	4.78	2.0
Kalgoorlie (50.00%)	75	0.89	2.2	24	2.21	1.7	99	1.21	3.9
AFRICA
Bulyanhulu (63.90%)	1.9	10.66	0.6	11	6.86	2.4	13	7.42	3.0
North Mara (63.90%)	5.3	2.40	0.4	12	2.89	1.1	17	2.73	1.5
Buzwagi (63.90%)	9.1	0.92	0.3	-	-	-	9.1	0.92	0.3
OTHER	5.6	0.21	0.04	6.3	0.25	0.1	12	0.23	0.1

TOTAL	398	1.91	24	896	1.39	40	1,295	1.55	64

1	Reflects Barrick’s ownership share where ownership interest is less than 100%.
2	Mineral reserves have been calculated as at December 31, 2017, unless otherwise indicated.
3

In confirming Barrick’s annual mineral reserves for each of its mineral properties, projects, and operations it conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from mineral reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

4

Mineral reserves as at December 31, 2017 have been calculated using an assumed gold price of $1,200 per ounce, an assumed silver price of $16.50 per ounce and an assumed copper price of $2.75 per pound and long-term average exchange rates of Cdn $1.25:$1 and $0.75:A$1. Mineral reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Mineral reserves at Kalgoorlie assumed a gold price of A$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of $1,100.

5

Mineral reserves and mineral resources have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Exchange Act), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6

On June 9, 2017, Barrick completed a transaction with Goldcorp Inc. to form a new partnership at the Cerro Casale project in Chile. Accordingly, 2017 mineral reserves represent Barrick’s 50% ownership of Cerro Casale as at December 31, 2017.

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7	On June 30, 2017, the Company divested 50% of its interest in the Veladero mine. Accordingly, 2017 mineral reserves represent Barrick’s 50% ownership of Veladero as at December 31, 2017.
8	Grade represents an average, weighted by reference to tonnes of ore type where several recovery processes apply.
9	Ounces estimated to be present in the tonnes of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces.

Randgold’s Gold Ore Reserves

GOLD ORE RESERVES1,2,3,4,5

As at December 31, 2017

Mine/Project	Category	Tonnes (Mt)	Grade (gm/t)	Gold (Moz)	Attributable Gold (Moz)
Kibali					45%
	Proved	19	4.07	2.5	1.1
	Probable	47	4.10	6.2	2.8
	Subtotal Proved and Probable	66	4.09	8.7	3.9
Loulo					80%
	Proved	12	4.18	1.6	1.3
	Probable	24	4.67	3.6	2.9
	Subtotal Proved and Probable	36	4.50	5.2	4.1
Gounkoto					80%
	Proved	6.1	3.95	0.78	0.6
	Probable	14	4.85	2.2	1.7
	Subtotal Proved and Probable	20	4.58	3.0	2.4
Morila					40%
	Proved	-	0.00	-	-
	Probable	11	0.56	0.19	0.08
	Subtotal Proved and Probable	11	0.56	0.19	0.08
Tongon					90%
	Proved	7.0	2.15	0.49	0.4
	Probable	9.3	2.48	0.74	0.7
	Subtotal Proved and Probable	16	2.34	1.2	1.1
Massawa					83%
	Proved
	Probable	23	3.59	2.7	2.2
	Subtotal Proved and Probable	23	3.59	2.7	2.2
Total
	Proved	44	3.78	5.4	3.5
	Probable	128	3.78	16	10
	Proved and Probable	172	3.78	21	14

1	Tonnage, grade and gold reflect 100% of the mine or project. Attributable gold reflects Randgold’s ownership share.
2	Mineral reserves have been calculated as at December 31, 2017, unless otherwise indicated.
3

Randgold reports its mineral reserves in accordance with the JORC Code and as such are reported to the second significant digit. Reporting standards are equivalent to NI 43-101. The reporting of mineral reserves is also in accordance with Industry Guide 7.

4	Reserve pit optimizations are carried out at a gold price of $1,000/oz for all pits except for KCD pit in Kibali which is carried out at a gold price of $1,100/oz.
5	Underground mineral reserves are also based on a gold price of US$1,000/oz. Dilution and ore loss are incorporated into the calculation of mineral reserves.

See “Schedule G: Additional Information Concerning Randgold” for further information regarding Kibali and Loulo-Gounkoto.

Selected Unaudited Pro Forma Financial Information

Certain selected unaudited pro forma combined financial information is set forth in the following table. Such information should be read in conjunction with the unaudited pro forma consolidated financial information of Barrick and Randgold after giving effect to the Merger for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018, included in “Schedule I: Pro Forma Financial Information”. Adjustments have been made to prepare the unaudited pro forma consolidated financial information of Barrick and Randgold, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made in respect thereof are described in the notes to the unaudited pro forma consolidated financial information set forth in “Schedule I: Pro Forma Financial Information”.

The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating or financial results that would have occurred had the Merger actually occurred at the times contemplated by the notes to the unaudited pro forma combined financial information set forth in “Schedule I: Pro Forma Financial Information”, or of the results expected in future periods.

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Pro Forma Consolidated Balance Sheet

As at June 30, 2018
(in millions of United States dollars) (Unaudited)

	Barrick	Randgold	Pro Forma Adjustments	Pro Forma Consolidated
ASSETS
Current assets
Cash and equivalents	$2,085	$604	(306)	$2,383
Accounts receivable	194	209		403
Inventories	1,940	136		2,076
Other current assets	356	-		356
Total current assets	$4,575	$948		$5,217

Non-current assets
Equity in investees	1,214	1,481	388	3,083
Property, plant and equipment	13,727	1,562	1,889	17,178
Goodwill	1,330	-	1,146	2,476
Intangible assets	230	-		230
Deferred income tax assets	1,072	-		1,072
Non-current portion of inventory	1,781	152		1,933
Other assets	1,193	53		1,246
Total non-current assets	$20,547	$3,248		$27,218
Total assets	$25,122	$4,196		$32,435
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$944	$128		$1,072
Debt	680	-		680
Current income tax liabilities	270	13		283
Other current liabilities	266	-		266
Total current liabilities	$2,160	$140		$2,300

Non-current liabilities
Debt	5,712	-		5,712
Provisions	3,108	56		3,164
Deferred income tax liabilities	1,341	58	673	2,072
Other liabilities	1,695	3		1,698
Total non-current liabilities	$11,856	$117		$12,646
Total liabilities	$14,016	$257		$14,946

Total equity attributable to Barrick Gold Corporation shareholders	$9,356	$3,642	2,194	$15,192
Non-controlling interests	1,750	297	250	2,297
Total equity	$11,106	$3,939		$17,489

Total liabilities and equity	$25,122	$4,196		$32,435

See “Information in this Circular – Forward-Looking Information”, “Information in this Circular – Pro Forma Financial Statements” and “Risk Factors” and “Schedule I: Pro Forma Financial Information”.

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The Continuance

The Board should represent a mosaic of skills and experience relevant to our business. We seek individuals who will serve as a voice for owners, by crafting policies to create long-term value per share and ensuring that Barrick successfully carries out those policies. We have undertaken significant Board renewal over the past five years, which has increased the independence of the Board from just over 50% in 2013 to 92% today. It has also strengthened the diversity of the experience and skills represented on the Board. Nine of our 13 directors are new to the Board since April 2014. Each member of the Board brings specific and relevant experience to our business.

In connection with the Merger and the changes to the Board contemplated in relation to the Merger, Barrick believes it is appropriate at this time to continue to British Columbia, which has a more modern corporate statute that provides additional flexibility to Barrick in a number of areas, including increased flexibility with respect to capital management and in the composition of the Board. In British Columbia, Barrick will have greater flexibility to attract the most qualified and experienced directors from a global talent pool, who have the expertise and skills required by Barrick’s global business, that will operate in a diverse range of jurisdictions across five continents. The British Columbia corporate statute also provides increased flexibility with respect to capital management, resulting from more flexible rules relating to dividends, share purchases and redemptions, and accounting for capital. In addition, harmonization of the BCBCA with applicable securities laws has reduced the regulatory burden as compared to other Canadian jurisdictions.

The Board approved and recommends that Shareholders vote FOR the Continuance Resolution.

The Board recommends a vote FOR the Continuance Resolution.

The Continuance Resolution confers discretionary authority on the Board to revoke the Continuance Resolution before the Continuance occurs. The Board may exercise its discretion and elect not to proceed with the Continuance, notwithstanding Shareholder approval, for any number of reasons, including, for example, the number of Registered Shareholders that dissent in respect of the Continuance Resolution or if the Merger is not completed.

Effect of Continuance

Upon completion of the Continuance, the OBCA will cease to apply to Barrick and Barrick will become subject to the BCBCA, as if it had been originally incorporated under the BCBCA. The articles of amalgamation and the by-laws of Barrick will be replaced by notice of articles and articles, the proposed form of which are attached as “Schedule K: Proposed Articles”. The registration of the Continuance does not create a new legal entity, nor does it prejudice or affect the continuity of Barrick; however, the Continuance of Barrick under the BCBCA will affect certain rights of Shareholders as they currently exist under the OBCA and the Barrick by-laws. Set out below under “– Corporate Law Differences” is a summary of some of the key differences in corporate law between the OBCA and BCBCA. A description of the key differences between the current articles and by-laws of Barrick and the proposed articles can be found under “– Comparison of Barrick’s Existing Articles and By-Laws and the Proposed Articles”.

These summaries are not intended to be exhaustive and Shareholders should consult their legal advisors regarding the implications of the Continuance, which may be of particular importance to them.

Procedure for Continuance

In order to effect the Continuance, the Continuance Resolution must be approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. If the Continuance Resolution is approved, the Company will apply to the Director appointed under the OBCA to continue under the BCBCA. The Director will generally authorize a continuance from the OBCA to the BCBCA upon: (i) receipt of an application for authorization to continue into another jurisdiction; (ii) being satisfied that certain rights, obligations, liabilities and responsibilities of the Company as set out in Section 181(9) of the OBCA will remain unaffected as a result of the Continuance; and (iii) receipt of the consent of the Ontario Securities Commission and the Ministry of Finance (Ontario) with respect to the Continuance. After the authorization from the Director is obtained, one or more of the directors of the Company signs the proposed articles of the Company, the Company applies to the BC Registrar to continue under the BCBCA, and the BC Registrar issues a certificate of continuation, at which time the Continuance will be effective. The Company then files the certificate of continuation with the Director under the OBCA and the Director issues a certificate of discontinuance under the OBCA.

If the Continuance Resolution is approved at the Meeting, the Continuance is expected to be effected on or prior to completion of the Merger. Even if the Merger is not completed, Barrick may nevertheless complete the Continuance.

Corporate Law Differences

The BCBCA provides shareholders with substantially the same rights as are available to shareholders under the OBCA, including approval rights over fundamental changes, rights of dissent and appraisal and rights to bring derivative actions and oppression actions; however, there are certain differences between the two statutes and the regulations made thereunder, which may be relevant to Shareholders.

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The following is a summary of certain differences between the BCBCA and the OBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Continuance which may be of importance to them.

Charter Documents

Under the OBCA, a corporation’s charter documents consist of (i) “articles of incorporation,” which set forth, among other things, the name of the corporation, the amount and type of authorized capital and the terms (including any special rights and restrictions) attaching thereto, and the minimum and maximum number of directors of the corporation; and (ii) the “by-laws,” which govern the management of the corporation’s affairs. The articles are filed with the Director under the OBCA and the by-laws are filed with the corporation’s registered office, or at another location designated by the corporation’s directors.

Under the BCBCA, a corporation’s charter documents consist of (i) a “notice of articles,” which sets forth, among other things, the name of the corporation, the amount and type of authorized capital and whether any special rights and restrictions are attached to each class or series thereof, and certain information about the directors of the corporation; and (ii) the “articles” which govern the management of the corporation’s affairs and set forth the special rights and restrictions attached to each authorized class or series of shares. The notice of articles is filed with the BC Registrar, while articles are filed only with the corporation’s records office.

Sale of Business or Assets

Under the OBCA a sale, lease or exchange of all or substantially all the property of a corporation other than in the ordinary course of business requires a special resolution passed by two-thirds of votes cast by shareholders at a meeting called to approve such transaction. If such a transaction would affect a particular class or series of shares of the corporation in a manner different from the shares of another class or series of the corporation entitled to vote on such transaction, the holders of such first mentioned class or series of shares, whether or not they are otherwise entitled to vote, are entitled to vote separately as a class or series.

The BCBCA requires the sale, lease or other disposition of all or substantially all of a corporation’s undertaking, other than in the ordinary course of its business, to be authorized by special resolution, being a resolution passed by shareholders where the majority of the votes cast by shareholders entitled to vote on the resolution constitutes a special majority (i.e., two-thirds of the votes cast, unless a greater majority of up to three-quarters is required by the articles). The BCBCA contains a number of exceptions that are not included in the OBCA, such as with respect to dispositions by way of security interests, certain kinds of leases and dispositions to related corporations or entities.

Amendments to the Charter Documents

Any substantive change to the articles of a corporation under the OBCA, such as alteration of the restrictions, if any, on the business that may be carried on by the corporation, a change in the name of the corporation or an increase or reduction of the authorized capital of the corporation requires a special resolution passed by not less than two-thirds of the votes cast by shareholders at a meeting called to approve such change. Other fundamental changes such as an alteration of special rights and restrictions attached to the issued shares or a proposed amalgamation or continuation of a corporation out of the jurisdiction also require a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the corporation. The holders of shares of a class or of a series are, in certain situations and unless the articles provide otherwise, entitled to vote separately as a class or series upon a proposal to amend the articles.

Pursuant to the BCBCA, fundamental changes generally require a resolution passed by a special majority of the votes cast by shareholders entitled to vote on the resolution (i.e., two-thirds of the votes cast, unless a greater majority of up to three-quarters is required by the articles), unless the BCBCA or the articles require a different type of resolution to make such change. Accordingly, certain alterations to a BCBCA corporation, such as a name change or certain changes in its authorized share structure, can be approved by a different type of resolution where specified in the articles, subject always to the requirement that a right or special right attached to issued shares must not be prejudiced or interfered with under the BCBCA or under the notice of articles or articles unless the shareholders holding shares of the class or series of shares to which such right or special right is attached consent by a special separate resolution of those shareholders. Barrick has formulated the proposed articles to ensure the continuity of the rights of Shareholders, and therefore, the proposed articles contemplate that fundamental changes will still require Shareholder approval from not less than two-thirds of the votes cast by Shareholders at a meeting called to approve such changes.

Rights of Dissent and Appraisal

The OBCA provides that registered shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to: (i) amend its articles under Section 168 of the OBCA to add, change or remove restrictions on the issue, transfer or ownership of shares of a class or a series of shares of a corporation; (ii) amend its articles under Section 168 of the OBCA to add, change or remove any restriction on the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise; (iii) amalgamate with another corporation under Section 175 or 176 of the OBCA; (iv) be continued under the laws of another jurisdiction under Section 181 of the OBCA; or (v) sell, lease or exchange all or substantially all of its property under Subsection 184(3) of the OBCA.

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The BCBCA contains a similar dissent remedy, although the triggering events and procedure for exercising this remedy are slightly different from those contained in the OBCA. Pursuant to the BCBCA, the dissent right is also available with respect to a resolution to approve an arrangement, if the terms of the arrangement permit dissent, any other resolution if dissent is authorized by the resolution, and with respect to any court order that permits dissent, but is not available with respect to an alteration to the articles to add, change or remove restrictions on the issue, transfer or ownership of shares. In addition, under the BCBCA, such dissent must be exercised with respect to all of the shares to which the dissenting shareholder is the registered and beneficial owner (and cause the registered owner of any such shares beneficially owned by the dissenting shareholder to dissent with respect to all such shares).

Oppression Remedies

Pursuant to the OBCA, a registered holder, beneficial holder or former registered holder or beneficial holder of a security of a corporation or its affiliates, a director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy (each, a complainant), and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates:

•	any act or omission of a corporation or its affiliates effects or threatens to effect a result;

•	the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner; or

•	the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner,

that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation. On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The BCBCA contains a similar oppression remedy. The remedy under the BCBCA is not expressly available for “unfairly disregarding the interests” of the shareholder. Also, in British Columbia, the oppression remedy is only available to shareholders (although in connection with an oppression action, the term “shareholder” includes beneficial shareholders and any other person whom a court considers to be an appropriate person to make such an application). Under the OBCA, the complainant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can complain only of oppressive conduct of the corporation. Pursuant to the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. As with the OBCA, under the BCBCA the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. Pursuant to the OBCA, a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (i) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (ii) the realization value of the corporation’s assets would thereby be less than the aggregate of its liabilities. Under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the OBCA, a complainant may, with judicial leave, bring an action in the name and on behalf of the corporation or any of its subsidiaries or intervene in an action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary.

Similar rights to bring a derivative action are contained in the BCBCA, but these rights extend only to shareholders (although in connection with a derivative action, the term “shareholder” includes beneficial shareholders and any other person whom the court considers to be an appropriate person to make such an application) and directors.

Shareholder Proposals

Both the OBCA and the BCBCA contain provisions with respect to shareholder proposals.

Under the OBCA, a shareholder entitled to vote at a meeting of shareholders may (i) submit to the corporation notice of a proposal and (ii) discuss at the meeting any matter in respect of which such shareholder would have been entitled to submit a proposal. A corporation that solicits proxies shall send the proposal in the information circular or attach the proposal to the circular. If requested by the shareholder, management must also enclose with the information circular a statement by the shareholder in support of the proposal provided such statement meets certain criteria. In addition, a proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented. Management is not required to send the proposal or supporting statement with the management information circular where:

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•

notice of the proposal is submitted (i) less than 60 days before the anniversary date of the previous annual meeting, if the matter is proposed to be raised at an annual meeting, or (ii) less than 60 days before a meeting other than the annual meeting, if the matter is proposed to be raised at a meeting other than the annual meeting;

•	it clearly appears that the primary purpose of the proposal is to enforce a personal claim or redress a personal grievance against the corporation or its directors, officers or security holders;

•	it clearly appears that the proposal does not relate in a significant way to the business or affairs of the corporation;

•

within two years before the receipt by the corporation of a person’s notice of proposal, the person failed to present, in person or by proxy, at a meeting of the corporation’s shareholders, a proposal which had been submitted by the person and had been included in a management information circular or a notice of meeting relating to that shareholders’ meeting; or

•

substantially the same proposal was submitted to shareholders in a management information circular, dissident’s information circular, or notice of a meeting relating to a previous meeting of shareholders, and the previous meeting was held within five years before the receipt by the corporation of the person’s current notice of proposal, and at that previous meeting, the proposal did not receive the requisite support.

Pursuant to the BCBCA, a proposal may only be submitted by qualified shareholders, which means an owner (whether registered or beneficial) of shares that carry the right to vote at a general meeting who has been such a shareholder for an uninterrupted period of at least two years before the date of signing the proposal, provided that such shareholder has not, within two years before the date of the signing of the proposal, failed to present, in person or by proxy, at any annual general meeting, an earlier proposal submitted by such shareholder in respect of which the corporation complied with its obligations under the BCBCA.

The proposal must meet certain criteria and must be supported by qualified shareholders who, together with the submitter, are registered or beneficial owners of shares that, in the aggregate, constitute at least 1% of the issued shares of the corporation that carry the right to vote at general meetings, or that have a fair market value in excess of Cdn $2,000.

A corporation that receives such a proposal must send the text of the proposal, the names and mailing addresses of the submitter and supporting shareholders, and the text of any supporting statement accompanying the proposal to all of the persons who are entitled to notice of the annual general meeting in relation to which the proposal is made. Such information must be sent in, or within the time for sending of, the notice of the applicable annual general meeting, or in the corporation’s information circular, if any, sent in respect of the applicable annual general meeting. If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the corporation must allow the submitter to present the proposal, in person or by proxy, at such meeting. If two or more proposals received by the corporation in relation to the same annual general meeting are substantially the same, the corporation needs to comply only with such requirements in relation to the first proposal received and not any others. The corporation may also refuse to process a proposal in certain other circumstances, which are similar to those exceptions provided under the OBCA, but under the BCBCA, a corporation may also refuse to process a proposal that deals with matters beyond the corporation’s power to implement.

Requisition of Meeting

The OBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting to require the directors to call a meeting of shareholders of a corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting within four months.

Form of Proxy and Information Circular

The OBCA requires an offering corporation, currently with or prior to sending notice of a meeting of shareholders, to send a form of proxy to each shareholder who is entitled to receive notice of the meeting, and to provide a management information circular containing prescribed information regarding the matters to be dealt with at, and the conduct of, the meeting.

The BCBCA does not contain provisions that require the mandatory solicitation of proxies and delivery of a management information circular as these matters are governed by applicable securities laws.

Place of Meetings

The OBCA requires all meetings of shareholders, subject to the articles and any unanimous shareholder agreement, to be held at the place within or outside Ontario as determined by the directors or, in the absence of such a determination, at the place where the registered office of the corporation is located.

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The BCBCA provides that meetings of shareholders must be held in British Columbia, unless (i) the articles provide for a location outside British Columbia, or the articles do not restrict the corporation from approving a location outside British Columbia and the location is approved by the resolution required by the articles for that purpose (or if no resolution is required for that purpose by the articles, by an ordinary resolution), or (ii) the location is approved in writing by the BC Registrar before the meeting is held. The proposed articles contemplate that shareholder meetings can be held within or outside of British Columbia.

Directors’ Residency Requirements

The OBCA requires that at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.

The BCBCA provides that a public corporation must have at least three directors but does not have any residency requirements for directors.

Removal of Directors

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or, if the articles provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified in the articles. Barrick has formulated the proposed articles to ensure the continuity of the rights of Shareholders, and therefore, in the proposed articles Barrick has reduced this threshold to permit Shareholders to remove a director by ordinary resolution. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a special separate resolution of the shareholders of that class or series or, if the articles provide that such a director may be removed by a separate resolution of those shareholders passed by a majority of votes that is less than the majority of votes required to pass a special separate resolution or may be removed by some other method, by the resolution or method specified in the articles.

Appointment of Directors between Meetings

Pursuant to the OBCA, a quorum of directors may generally fill a vacancy among directors, except a vacancy resulting from (i) an increase in the number of directors or (ii) a failure to elect the number of directors required to be elected at any meeting of shareholders. Notwithstanding the foregoing, where a special resolution of shareholders has been passed that empowers the directors of a corporation to determine the number of directors, the directors may, between meetings of shareholders, appoint additional directors if, after such appointment, the total number of directors would not be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

Pursuant to the BCBCA, if a corporation’s articles so provide, the directors may appoint one or more additional directors, provided that the number of additional directors so appointed may not exceed one-third of the number of the current directors who were elected or appointed (excluding any such additional directors). Where a quorum of directors exists, the remaining directors are generally entitled to fill a casual vacancy on the board.

Restrictions on Share Transfers

Under the OBCA, only certain limited restrictions on the transfer of shares are permitted if the corporation offers its shares to the public.

The BCBCA does not prohibit share transfer restrictions.

Solvency – Dividends, Repurchases and Redemptions

Under the OBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Under the BCBCA, a corporation may not declare or pay dividends or purchase or redeem its shares if there are reasonable grounds for believing that the corporation is insolvent or the action would render the corporation insolvent. Insolvent is defined to mean that a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the OBCA, the BCBCA does not impose a net asset solvency test for these purposes.

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Reduction of Capital

Under the OBCA, capital may be reduced by special resolution of shareholders but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would be less than the aggregate of its liabilities.

Under the BCBCA, capital may be reduced by special resolution of shareholders or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Compulsory Acquisition

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror. The OBCA also provides that where an offeror acquires 90% or more of the target securities, a security holder who did not accept the original offer may require the corporation to acquire the security holder’s securities in accordance with the procedure set out in the OBCA.

The BCBCA provides a substantively similar right, although the BCBCA is limited in its application to the acquisition of shares and there are differences in the procedures and process. The BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a shareholder who did not accept the original offer may require the offeror to acquire the shareholder’s shares on the same terms contained in the original offer.

Investigation/Appointment of Inspectors

Under the OBCA, shareholders can apply to the court for the appointment of an inspector to conduct an investigation of the corporation where (i) the business of the corporation or any of its affiliates is or has been carried on with intent to defraud any person; (ii) the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted, or the powers of the directors are or have been exercised, in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards, the interests of a security holder; (iii) the corporation or any of its affiliates was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (iv) persons concerned with the formation, business or affairs of the corporation or any of its affiliates have in connection therewith acted fraudulently or dishonestly. Unlike the BCBCA, the OBCA does not require an applicant to hold a specified number of shares.

Under the BCBCA, a corporation may by special resolution, appoint an inspector to conduct an investigation of the affairs and management of the corporation and to report in the manner and to the persons the resolution directs. Shareholders holding, in the aggregate, at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing that (i) the affairs of the corporation are being or have been conducted, or the powers of the directors are being or have been exercised, in a manner that is oppressive or unfairly prejudicial to one or more shareholders; (ii) the business of the corporation is being or has been carried on with intent to defraud any person; (iii) the corporation was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (iv) persons concerned with the formation, business or affairs of the corporation have, in connection with it, acted fraudulently or dishonestly.

Comparison of Barrick’s Existing Articles and By-Laws and the Proposed Articles

The articles of Barrick proposed to be adopted in connection with the Continuance are substantially analogous to the articles and by-laws of Barrick in force today. The proposed articles have been prepared with a view to corporate governance best practices under the BCBCA, the articles of certain large British Columbia incorporated public corporations and continuity of rights of Shareholders. It is customary under the BCBCA to not duplicate in the articles provisions of applicable law contained in such legislation, which results in the articles of British Columbia corporations being less duplicative than the by-laws of corporations existing under the OBCA. The omission of certain provisions of the current Barrick by-laws from the proposed articles as a result of such matters being governed by the provisions of the BCBCA will not materially affect the substantive rights of Shareholders or the procedural aspects of the Barrick by-laws, except to the extent described below or as a result of the differences in the BCBCA and the OBCA, as discussed above under “– Corporate Law Differences”.

Set out below is a summary of the key differences between the Barrick articles and by-laws, as they exist today, and the provisions of the proposed articles. The proposed articles are attached as “Schedule K: Proposed Articles”. Barrick’s current articles and by-laws can be found on its website at www.barrick.com. Shareholders are urged to review all such documents before determining whether to vote in favour of the Continuance Resolution. The summary of the provisions of such documents included below is qualified in its entirety by the complete text of such documents.

Advance Notice of Director Nominations

Barrick’s existing by-laws set out advance notice requirements for director nominations. Among other things, the by-laws fix a deadline by which Shareholders must notify Barrick of their intention to nominate directors and sets out the information that Shareholders must provide in the notice for it to be valid. These requirements are intended to provide all Shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding those nominees.

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After the Continuance, these advance notice requirements will be incorporated directly into Barrick’s new articles. These requirements will be substantially the same as the existing requirements, except for amendments made to reflect current Canadian proxy voting guidelines established by proxy advisory firms and the rules of the TSX. For example, under the existing by-laws, the nomination window is not affected by a postponement or adjournment of the relevant meeting, but under Barrick’s new articles, the nomination window will be extended by any such postponement or adjournment. In addition, under the new articles, the information that Barrick can require a proposed nominee or nominator to provide is more limited. Barrick will generally be restricted to receiving only the information that a proposed nominee or nominator would be required to include in a dissident proxy circular under applicable Canadian securities laws.

Amendments to Articles

Under the OBCA, a corporation’s articles are amended by a special resolution approved by two-thirds of the votes cast by shareholders on the resolution, while the corporation’s by-laws are amended by ordinary resolution. Because of the dual nature of articles under the BCBCA, which contain provisions from both the articles and by-laws of an OBCA corporation, it is customary for the approval requirements for amendments to articles under the BCBCA to be bifurcated into special resolutions for certain matters (i.e., fundamental changes to the corporation), and ordinary resolutions for other matters (e.g., procedural matters that would be regulated under the by-laws of an OBCA corporation, such as advance notice requirements for director nominations). Consistent with other public companies, and to ensure continuity of the rights of Shareholders, Barrick has adopted this bifurcated approach to Shareholder approval thresholds for amendments in the proposed articles.

Share Capital

Barrick currently has three classes of authorized capital, being Common Shares, First Preferred Shares and Second Preferred Shares. Since no shares of any class or series of First Preferred Shares or Second Preferred Shares are outstanding, in order to simplify Barrick’s authorized share capital, following the Continuance, Barrick’s notice of articles will provide for only one class of shares comprised of an unlimited number of Common Shares.

Shareholder Meetings

The existing Barrick by-laws replicate the provisions in the OBCA related to the fixing of record dates and giving of notice in connection with Shareholder meetings. Currently, if Barrick fixes a record date for a Shareholder meeting, the meeting cannot be held for a minimum of 30 days after the record date for the meeting. Under the BCBCA, Barrick will be permitted to convene a Shareholder meeting a minimum of 21 days after the record date for such meeting.

Dissent Right of Shareholders

A Registered Shareholder is entitled to dissent from the Continuance Resolution in the manner provided in Section 185 of the OBCA. Section 185 of the OBCA is reprinted in its entirety in Schedule H to this Circular. Set out in “Schedule C: Dissent Procedures” is a summary of the dissent procedure.

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Risk Factors

In assessing the Merger, Shareholders should carefully consider the risks described below which relate to the Merger, the failure to complete the Merger and the post-Merger business and operations of Barrick and Randgold. Shareholders should also carefully consider the additional risks described under the heading “Risk Factors” in Barrick’s latest annual information form. In addition, Shareholders should carefully consider the risk factors which relate to Randgold under the heading “Risk Factors” in the Randgold 20-F and under the heading “Principal Risk Factors and Uncertainties” in the Randgold Interim Report, each of which is incorporated herein by reference. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to Barrick may also adversely affect Barrick or Randgold prior to the Merger, or the combined business of Barrick and Randgold following the Merger.

Risk Factors Relating to the Merger

The Merger is subject to satisfaction or waiver of several conditions

The Merger is conditional upon, among other things, approval of the Share Issuance Resolution by Shareholders, approval of the Merger by Randgold Shareholders, and Barrick and Randgold having obtained all government or regulatory approvals required by law, policy or practice, including approval of the South African competition authorities. There can be no assurance that any or all such approvals will be obtained. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Barrick and Randgold.

It is also a condition of closing the Merger that the TSX and the NYSE shall have conditionally approved the listing of the Merger Shares, subject to official notice of issuance and the satisfaction of customary conditions required by such exchanges. Barrick has applied to the TSX and the NYSE to list the Merger Shares issuable under the Merger and has received conditional approval from the TSX. Receipt of listing approval of the TSX and NYSE will be conditional on the approval by Shareholders of the Share Issuance Resolution.

Barrick’s ability to invoke certain conditions of the Merger may be limited by the Takeover Code

The Cooperation Agreement includes a number of conditions in Barrick’s favour, including conditions that relate to the Scheme becoming unconditional and effective by no later than the Longstop Date (subject to the provisions of the Takeover Code), the approval of the Scheme and all resolutions required to implement the Scheme at the Jersey Court Meeting and Randgold Extraordinary General Meeting by the Randgold Shareholders, the sanction of the Scheme by the Jersey Court, the approval of the Share Issuance Resolution by the Shareholders, and the conditional listing of the Merger Shares on the TSX and the NYSE, as well as other conditions relating to events that may have a material impact on Barrick if the Merger is completed. The Panel imposes certain restrictions on the invocation of conditions to ensure that the relevant circumstances on which Barrick is seeking to rely are of material significance in the context of the Merger. In the event that Barrick determines that a condition in its favour has not been satisfied, there can be no assurance that the Panel will not attempt to restrict Barrick’s ability to invoke such condition.

The Cooperation Agreement may be terminated in certain circumstances

Each of Barrick and Randgold has the right to terminate the Cooperation Agreement in certain circumstances. Notwithstanding the termination of the Cooperation Agreement, Barrick will be required to implement the Merger without certain of the protections provided to it under the Cooperation Agreement unless the Merger lapses in accordance with the terms or the Panel consents otherwise.

Furthermore, even if the Cooperation Agreement is terminated, Barrick may proceed to attempt to acquire Randgold by way of a Takeover Offer without certain of the protections provided to it under the Cooperation Agreement, which offer may or may not be successful. Failure to complete the Merger could negatively impact the trading price of the Common Shares or otherwise adversely affect Barrick’s business.

The issuance of a significant number of Common Shares and a resulting “market overhang” could adversely affect the market price of Common Shares after completion of the Merger

On completion of the Merger, a significant number of additional Common Shares will be issued and available for trading in the public market. The increase in the number of Common Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, Common Shares.

Barrick does not currently control Randgold and its subsidiaries

The Takeover Code prevents Randgold from entering into covenants regarding the operation of its business prior to Closing, though the Takeover Code does contain certain restrictions which would limit Randgold’s ability to undertake actions which could frustrate the Merger. Barrick will not control Randgold and its subsidiaries until completion of the Merger and the business and results of operations of Randgold may be adversely affected by events that are outside of Barrick’s control during the intervening period. Historic and current performance of Randgold’s business and operations may not be indicative of success in future periods. The future performance of Randgold may be influenced by, among other factors, economic downturns, changes in gold prices, political instability in the countries in which it operates, changes in applicable laws, expropriation, increased environmental regulation, turmoil in financial markets, unfavourable regulatory decisions, litigation, rising costs, labour unrest, difficulties with joint venture partners, delays in ongoing exploration and development projects and other factors beyond Barrick’s control. As a result of any

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one or more of these factors, among others, the operations and financial performance of Randgold may be negatively affected, which may adversely affect the future financial results of Barrick.

Barrick and Randgold will incur substantial transaction fees and costs in connection with the proposed Merger

Barrick and Randgold have incurred and expect to incur additional material non-recurring expenses in connection with the Merger and completion of the transactions contemplated by the Cooperation Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred in the course of coordinating the businesses of Barrick and Randgold after completion of the Merger. Even if the Merger is not completed, Barrick and Randgold will need to pay certain costs relating to the Merger incurred prior to the date the Merger was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition.

Break Payment may be payable by Barrick

If the Merger is not completed for any of the reasons discussed under the heading “The Merger – Cooperation Agreement – Break Payment”, Barrick will be required to make the Break Payment of $300 million to Randgold in connection with the termination of the Cooperation Agreement. If a Break Payment is ultimately required to be paid by Barrick to Randgold, the payment of such fee will have a significant adverse impact on the financial results of Barrick in the fiscal quarter in which such Break Payment is paid.

Randgold and Barrick may be the targets of legal claims, securities class action, derivative lawsuits and other claims

Randgold and Barrick may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Barrick or Randgold seeking to restrain the Merger or seeking monetary compensation or other redress. SOKIMO, a DRC state-owned company which holds a 10% interest in the Kibali mine, has stated that it intends to “assert its rights” under the Kibali joint venture arrangements and the DRC Ministry of Mines has stated that the Merger requires approval by the DRC Government. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger, then that injunction may delay or prevent the Merger from being completed.

Risk Factors on Completion of the Merger

Significant demands will be placed on Barrick and Randgold as a result of the Merger

As a result of the pursuit and completion of the Merger, significant demands will be placed on the managerial, operational and financial personnel and systems of Barrick and Randgold. Barrick and Randgold cannot provide any assurance that their systems, procedures and controls will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the Merger. The future operating results of Barrick and the combined company will be affected by the ability of its officers and key employees to manage changing business conditions, to integrate the acquisition of Randgold, to implement a new business strategy and to improve its operational and financial controls and reporting systems.

The integration of Randgold may not occur as planned

The Merger has been agreed with the expectation that its completion will result in an increase in sustained profitability, cost savings and enhanced growth opportunities for Barrick. These anticipated benefits will depend in part on whether Randgold’s and Barrick’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies which may be geographically separated, unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Barrick’s operations after completion of the Merger could be adversely affected if Barrick cannot retain key employees to assist in the integration and operation of Randgold and Barrick. In addition, the integration process could result in diversion of the attention of management and disruption of existing relationships with suppliers, employees, customers and other constituencies of each company. As a result of these factors, it is possible that certain benefits expected from the combination of Randgold and Barrick may not be realized.

The new management team may not be successful in implementing the business strategy

Upon completion of the Merger, Mark Bristow will be appointed as the new President and Chief Executive Officer of Barrick and Graham Shuttleworth will be appointed as the new Senior Executive Vice President and Chief Financial Officer of Barrick. Kevin Thomson will remain the Senior Executive Vice President, Strategic Matters of Barrick. The remainder of the management team of Barrick will be drawn from the combined talents of Randgold and Barrick. Following completion of the Merger, the management team will be tasked with implementing a business plan that would focus on asset quality, operational excellence and sustainable profitability as further set out under “Barrick Following the Merger”. There can be no assurance that the new management team will be successful in implementing the business strategy or that past results of the Randgold management team will be reproduced by the new Barrick management team. The management team may experience difficulties in effecting key strategic goals such as the growth and investment in Tier One Gold Assets and Strategic Assets, the sale of Non-Core Assets or the development of exploration projects. The performance of Barrick’s operations after completion of the Merger could be adversely affected if the new Barrick

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management team cannot implement the stated business strategy effectively and certain benefits expected from the combination of Randgold and Barrick may not be realized.

Political risks in new jurisdictions

Randgold’s principal operations, development and exploration activities are held in Côte d’Ivoire, Mali, the DRC and Senegal, which may be considered to have an increased degree of political and sovereign risk. Any material adverse changes in government policies or legislation of Côte d’Ivoire, Mali, the DRC or any other country that Randgold has economic interests in that affect mining or mineral exploration activities, may affect the viability and profitability of Barrick following the Merger.

While the governments in Côte d’Ivoire, Mali and the DRC and in other African countries in which Randgold has mining operations or development or exploration projects have historically supported the development of natural resources by foreign companies, there is no assurance that such governments will not in the future adopt different regulations policies or interpretations with respect to, but not limited to, foreign ownership of mineral resources, royalty rates, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital, restrictions on production or processing, price controls, export controls, currency remittance, or the obligations of Randgold under its respective mining codes and stability conventions. The possibility that such governments may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on Barrick following the Merger. Political risk also includes the possibility of terrorism, civil or labour disturbances and political instability. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor can assurance be given that such exploration and mining authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

Increased foreign exchange exposure may adversely affect Barrick’s earnings and the value of some of Barrick’s assets

Barrick’s reporting currency is the US dollar and the majority of its earnings and cash flows are denominated in US dollars. The operations of Randgold are also conducted in US dollars, but Randgold carries on some of its business in currencies other than the US dollar and, as a result, following the Merger, Barrick’s consolidated earnings and cash flows may be impacted by movements in the exchange rates to a greater extent than prior to the Merger. In particular, any change in the value of the currencies of Mali, the DRC, Côte d’Ivoire or Senegal versus the US dollar following the Merger could negatively impact Barrick’s earnings, and could negatively impact Barrick’s ability to realize all of the anticipated benefits of the Merger. Any such negative impact could be material.

The unaudited pro forma consolidated financial information of Barrick and Randgold is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Barrick following the Merger

The unaudited pro forma consolidated financial statements included in this Circular are presented for illustrative purposes only to show the effect of the Merger, and should not be considered to be an indication of the financial condition or results of operations of Barrick following the Merger. For example, the pro forma consolidated financial statements have been prepared using the consolidated historical financial statements of Barrick and of Randgold and do not represent a financial forecast or projection. In addition, the pro forma consolidated financial statements included in this Circular are based in part on certain assumptions regarding the Merger. These assumptions may not prove to be accurate, and other factors may affect Barrick’s results of operations or financial condition following the Merger. Accordingly, the historical and pro forma consolidated financial information included in this Circular does not necessarily represent Barrick’s results of operations and financial condition had Barrick and Randgold operated as a combined entity during the periods presented, or of Barrick’s results of operations and financial condition following the Merger.

In preparing the pro forma consolidated financial information contained in this Circular, Barrick has given effect to, among other items, the completion of the Merger and the issuance of the Merger Shares. The unaudited pro forma consolidated financial information does not reflect all of the costs that are expected to be incurred by Barrick in connection with the Merger. For example, the impact of any incremental costs incurred in integrating Barrick and Randgold is not reflected in the pro forma consolidated financial information. In addition, while an amount has been recorded for land transfer tax in Zambia, no amounts have been recorded for any additional transaction taxes that may become payable in Randgold’s operating jurisdictions. See also the notes to the unaudited pro forma consolidated financial statements of Barrick and Randgold included in “Schedule I: Pro Forma Financial Information”.

New legislation and tax risks in certain Randgold operating jurisdictions

Randgold has operations and conducts business in a number of new jurisdictions for Barrick and is subject to the taxation laws of these jurisdictions. These taxation laws are complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course.

In 2018 the DRC government amended the 2002 Mining Code with an updated Mining Code and related regulations. The updated law and regulations include changes with respect to stability, royalty rates, income taxes, import and other duties, VAT, indirect capital gains taxes and local content. The application of these new provisions is the subject of continued discussions among the DRC government, industry groups and investors. As a result, significant uncertainty exists regarding the interpretation and application of these new provisions and their economic impact on Randgold. Although the Wider Randgold Group has stabilization protection for ten years in respect of a number of these new provisions, both pursuant to the Mining Code of 2002 and a separate declaration from the DRC Government containing stabilization protections, there can be no certainty that the DRC Government will not challenge such stabilization protections. Any unexpected taxes imposed on Barrick or the Wider

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Randgold Group could have a material and adverse impact on ongoing operations of Randgold subsidiaries or joint ventures located in the DRC or Barrick.

In Mali, the Randgold Group operates under mining conventions entered into with the Government of Mali. These mining conventions contain stabilization provisions to protect various members of the Randgold Group from adverse amendments to the Mali tax codes. The Mali tax code was amended in 2017 to, among other things, introduce indirect capital gains taxes. Although the Randgold Group has stabilization protection in respect of these provisions and the Mali tax authorities have not sought to apply these provisions in relation to Randgold, there can be no certainty that the Mali tax authorities will not seek to challenge such stabilization protection or refuse to extend such stabilization protection to persons beyond the Randgold Group. There are also further proposed amendments to Mali’s laws regarding the imposition of indirect capital gains taxes, which may provide relief from the imposition of the indirect capital gains tax in certain circumstances. However, these amendments may or may not come into force. There is significant uncertainty surrounding these provisions on indirect capital gains tax, including how the Mali government may seek to determine and attempt to collect any liability it sought to impose on persons outside Mali. Any unexpected taxes imposed on Barrick or the Wider Randgold Group could have a material and adverse impact on Barrick or Randgold.

The Relationship Agreement may impair the future growth of Barrick’s African gold operations following the Merger

The Relationship Agreement between Barrick and Acacia provides that neither Barrick nor its subsidiaries may pursue any gold or silver mining opportunity in Africa without first offering the opportunity to Acacia. Aside from any exploration projects of Randgold at the date of the Merger, following the Merger, the entire Barrick Group (including Randgold) will be restricted from carrying on new exploration for gold or silver in Africa or from acquiring any business or interest in an African gold or silver mining business without first offering the opportunity to Acacia. As a result, the Relationship Agreement may impair the ability of Barrick to expand its gold and silver mining operations in Africa following the Merger.

Failure by Randgold to comply with applicable laws prior to the Merger could subject Barrick to penalties and other adverse consequences following the Merger

Barrick is subject to the provisions of the US Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada). Randgold is subject to the US Foreign Corrupt Practices Act, the Corruption (Jersey) Law and the UK Bribery Act. The foregoing laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. Following the Merger, Barrick may be responsible for any liability in respect of any of the foregoing attributable to Randgold prior to the Merger. A failure by Barrick or Randgold to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject the Barrick Group to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Barrick following the Merger. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Barrick following the Merger.

Randgold is also subject to a wide variety of laws relating to the environment, health and safety, employment, labour standards, money laundering, terrorist financing and other matters in the jurisdictions in which it operates. A failure by Randgold to comply with any such legislation prior to the Merger could result in severe criminal or civil sanctions, and may subject the Barrick Group to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of Barrick following the Merger. The compliance mechanisms and monitoring programs adopted and implemented by Randgold prior to the Merger may not adequately prevent or detect possible violations of such applicable laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Barrick following the Merger. The risks of legal non-compliance by Randgold prior to the Merger are addressed in more detail under the heading “Risk Factors” in the Randgold 20-F and under the heading “Principal Risk Factors and Uncertainties” in the Randgold Interim Report.

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Other Information

Interest of Informed Persons in Material Transactions

Since January 1, 2017, no director or officer of Barrick or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction or any arrangement which has materially affected or will materially affect Barrick or any of its subsidiaries.

Interest of Informed Persons in Matters to be Acted Upon

Other than as set forth in this Circular, no director or officer of Barrick or any associate or affiliate of any such person, has or had any material interest, direct or indirect, in any matter to be acted on at the Meeting, except for any interest arising from the ownership of Common Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Common Shares.

The TSX Manual and applicable Canadian securities laws provide in certain instances that certain insiders or related parties are not entitled to vote on transactions that are required to be approved by a company’s security holders. To the knowledge of the directors and executive officers of Barrick, after reasonable inquiry, no votes attached to the Common Shares will be excluded in determining whether Shareholder approval of the Share Issuance Resolution has been obtained.

Auditors

The auditors of Barrick are PricewaterhouseCoopers LLP, located in Toronto, Ontario, Canada.

The auditors of Randgold are BDO LLP, located in London, England. BDO LLP has audited the financial statements of Randgold incorporated by reference in this Circular. BDO LLP, certified public accountants, are independent with respect to Randgold within the meaning of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Interests of Experts

Each of M. Klein and Co. and Morgan Stanley is named as having prepared or certified a report, statement or opinion in this Circular, specifically their respective fairness opinions. See “The Merger – Fairness Opinions”. Except as noted below and except for the fees to be paid to the financial advisors, a substantial portion of which is contingent on completion of the Merger, to the knowledge of Barrick, none of the financial advisors, the directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the securities of Barrick or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of Barrick or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of Barrick or any associate or affiliate thereof. Morgan Stanley, as of October 2, 2018, holds approximately 1.9% of the Common Shares and approximately 1.2% of the common shares of Acacia.

See also “Information in this Circular – Scientific and Technical Information”.

Directors’ and Officers’ Insurance and Indemnification

During 2018, we purchased insurance for the benefit of our directors and officers, and those of our subsidiaries, against liabilities incurred by them in their capacity as directors and officers, subject to certain limitations contained in the OBCA. The premium for such insurance was $4.2 million. The policy provides coverage to each director and officer of $260 million in the policy year from July 12, 2018 to July 12, 2019.

In accordance with the provisions of the OBCA, our by-laws provide that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or in a similar capacity) of another entity against all costs, charges, and expenses, including amounts paid to settle an action or to satisfy a judgment reasonably incurred in respect of any civil, criminal, administrative, investigative, or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer (or in a similar capacity) at the Company’s request. If we become liable under the terms of our by-laws, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Responsibility Statement Required by the Takeover Code

The directors of Barrick and Catherine Raw (in her capacity as Chief Financial Officer of Barrick) (collectively, the Responsible Persons) each accept responsibility for the information contained in this document relating to Barrick, the Barrick Responsible Persons and their immediate families and related trusts. To the best of the knowledge and belief of the Responsible Persons (who have taken all reasonable care to ensure that such is the

76	Barrick Gold Corporation | Special Meeting Circular

case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Use of Non-GAAP Financial Performance Measures

This Circular refers to “Adjusted EBITDA”, “Adjusted EBITDA margin”, “highest Adjusted EBITDA”, “highest Adjusted EBITDA margin”, “highest return on capital”, “lowest gross debt to Adjusted EBITDA ratio”, “lowest total cash cost”, “total cash costs”, and “total cash costs per ounce”, each of which is a non-GAAP financial performance measure without a standard meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other companies. Where a component of the aggregated non-GAAP financial performance measure has been previously reported by Barrick or Randgold, we have included details regarding the manner in which such non-GAAP financial performance measures have been aggregated for purposes of this Circular, as well as reconciliations to the most directly comparable measures under IFRS.

Adjusted EBITDA

EBITDA is a non-GAAP financial performance measure, which excludes the following from net earnings: (i) income tax expense; (ii) finance costs; (iii) finance income; and (iv) depreciation. Barrick and Randgold believe that EBITDA is a valuable indicator of their ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Barrick and Randgold use EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Barrick also reports Adjusted EBITDA which removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. Barrick believes these items provide a greater level of consistency with the adjusting items included in Barrick’s adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. Barrick and Randgold believe this additional information will assist analysts, investors and other stakeholders in better understanding Barrick’s ability post-Merger to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of its core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Set out below is a reconciliation of Barrick and Randgold Adjusted EBITDA to net earnings of each of Barrick and Randgold, respectively:

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA
($ millions)	For the year ended December 31, 2017
	Barrick[1]	Randgold[2]	Combined
Net earnings (loss)	$1,516	$335	$1,851
Income tax expense	1,231	146	1,377
Finance costs, net	624	(3)	621
Depreciation	1,647	183	1,830
EBITDA	$5,018	$661	$5,679
Impairment charges (reversals) of long-lived assets	(212)	-	(212)
Merger/disposition (gains)/losses	(911)	-	(911)
Foreign currency translation (gains)/losses	72	(10)	62
Other expense adjustments	51	-	51
Unrealized gains on non-hedge derivative instruments	(1)	-	(1)
Adjusted EBITDA	$4,017	$651	$4,668

1	Barrick’s EBITDA and Adjusted EBITDA figures can be found on page 82 of the MD&A accompanying the Barrick financial statements for the year ended December 31, 2017.
2

Randgold’s EBITDA and Adjusted EBITDA figures are calculated using figures from the Consolidated Statement of Comprehensive Income on page F-2 and note 20 on page F-37 of the Randgold 20-F. The Randgold foreign currency translation gain is set out on page 3 of the Randgold report for the fourth quarter and year ended December 31, 2017.

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Adjusted EBITDA Margin

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by revenue. Barrick and Randgold use Adjusted EBITDA margin because they believe that this non-GAAP financial performance measure is an important indicator of recurring operations, as it excludes items that may not be indicative of, or are unrelated to, their core operating results, and provides a measure of profitability. Adjusted EBITDA margin is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Set out below is a calculation of Adjusted EBITDA Margin for each of Barrick and Randgold:

Calculation of Adjusted EBITDA Margin
($ millions)	For the year ended December 31, 2017
	Barrick[1]	Randgold[2]	Combined
Revenue	$8,374	$1,280	$9,654
Adjusted EBITDA	$4,017	$651	$4,668
Adjusted EBITDA Margin			48%

1

Barrick’s revenue can be found on page 42 of the MD&A accompanying the Barrick financial statements for the year ended December 31, 2017 and Adjusted EBITDA for the year ended December 31, 2017 is calculated above.

2	Randgold’s revenue can be found on page F-2 of the Randgold 20-F and the Adjusted EBITDA figure for the year ended December 31, 2017 is calculated above.

Total Cash Costs and Total Cash Costs Per Ounce

Randgold uses the term “total cash costs”, which is a non-GAAP financial performance measure, calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalized stripping activities.

Total cash costs are calculated on a consistent basis for the periods presented. Total cash costs should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Barrick and Randgold believe that total cash costs is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Below is a reconciliation of Randgold’s total cash costs to the most directly comparable IFRS measure.

Reconciliation of Randgold’s Total Cash Costs and Total Cash Costs Per Ounce to Gold Sales
($ millions)	For the year ended December 31, 2017

Gold sales per IFRS	$1,280
Gold sales adjustments for joint ventures	$374
Gold sales	1,654
Mine production costs	474
Movement in production inventory and ore stockpiles	(12)
Royalties	82
Royalty adjustment for joint ventures	(16)
Total royalties	66
Other mining and processing costs	63
Cash cost adjustments for joint ventures	225
Total cash costs	$815

Consolidated ounces sold (000s)	1,315
Total cash costs per ounce	$620

Barrick uses the term “cash costs per ounce” for the most comparable measure to “total cash costs”. Cash costs per ounce is a non-GAAP financial performance measure which is calculated based on the definition published by the World Gold Council (WGC) (a market development organization for the gold industry comprised of and funded by 24 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Barrick uses this measure to monitor the performance of its gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with Barrick’s cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. Barrick believes that its use of cash costs will assist analysts, investors and other stakeholders of Barrick in understanding

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the costs associated with producing gold, understanding the economics of gold mining, assessing its operating performance and also its ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore Barrick believes this measure is a useful non-GAAP operating metric and supplements its IFRS disclosure. This measure is not representative of all of Barrick’s cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure does not include depreciation or amortization.

Cash costs per ounce is intended to provide additional information only and does not have a standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate this measure differently.

Below is a reconciliation of Barrick’s cash costs per ounce to the most directly comparable IFRS measure:

Reconciliation of Barrick’s Cash Costs per Ounce
($ millions)	For the year ended December 31, 2017

Cost of sales related to gold production	$4,836
Depreciation	(1,529)
By-product credits	(135)
Realized (gains)/losses on hedge and non-hedge derivatives	23
Non-recurring items	-
Other (Pierina COS)	(106)
Non-controlling interests (Pueblo Viejo and Acacia)	(299)
Cash costs	$2,790

Ounces sold - attributable basis (000s)	5,302
Cash costs per ounce	$526

For the purposes of presenting a combined total cash costs figure for Barrick post-Merger, a reconciliation of Barrick’s cash costs per ounce to total cash costs was undertaken. The reconciliation calculation is set out below.

Reconciliation of Barrick’s Cash Costs to Total Cash Costs and Calculation of Total Cash Costs and Total Cash Costs Per Ounce
($ millions)	For the year ended December 31, 2017

Barrick’s cash costs[1]	$2,790
Add back Barrick non-controlling interest	299
Barrick’s total cash costs	$3,089
Randgold’s total cash costs[2]	815
Combined total cash costs	$3,904

Barrick ounces sold – (attributable basis)[1] (000s)	5,302
Add back Barrick non-controlling interest ounces sold[3] (000s)	639
Barrick consolidated ounces sold (000s)	5,941
Randgold consolidated ounces sold[2] (000s)	1,315
Combined consolidated ounces sold	7,256
Combined total cash cost per ounce[4]	$538

1

Barrick reports cash costs per ounce. See the table above for a full reconciliation of cash costs per ounce to the most directly comparable IFRS measure. Barrick cash costs per ounce are reported on an attributable ounce basis whereas Randgold reports total cash costs on a consolidated ounce basis. In order to convert Barrick’s cash costs to total cash costs, the cash costs have been grossed up to include the non-controlling interest portion of costs and ounces for Barrick’s non-wholly owned subsidiaries.

2	Randgold reports total cash costs. See the table above for a full reconciliation of total cash costs to the most directly comparable IFRS measure.
3

Ounces attributable to non-controlling interests at Pueblo Viejo and Acacia calculated assuming non-controlling interest of 40% at Pueblo Viejo and 36.1% at Acacia according to page 79 of the MD&A accompanying the Barrick financial statements for the year ended December 31, 2017. Ounces attributable to Barrick can be found on page 76 of the MD&A accompanying the Barrick financial statements for the year ended December 31, 2017.

4	The combined total cash costs per ounce is calculated by taking the combined total cash costs and dividing such figure by the combined ounces sold.

Comparative Measures Based on Third Party Data

Highest Adjusted EBITDA and Highest Adjusted EBITDA Margin

These non-GAAP financial performance measures are based on data from Factset as of August 31, 2018 with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Factset which may not be calculated in the same manner as Barrick and Randgold

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calculate comparable measures. See “– Use of Non-GAAP Financial Performance Measures – Adjusted EBITDA” and “– Use of Non-GAAP Financial Performance Measures – Adjusted EBITDA Margin” above for an explanation of why we have used these measures.

Highest Return on Capital

This non-GAAP financial performance measure is based on data from Bloomberg as of August 31, 2018 with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Bloomberg which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. This measure is typically used by investors and equity research analysts in the mining industry to provide a closer like-for-like comparison of the financial performance of market participants than using IFRS measures such as profit before tax, as it takes into account the return on both debt and equity invested, net of cash. Barrick uses “return on capital” because it believes that this non-GAAP financial performance measure is an important indicator of its long-term ability to generate a return on capital and provide useful information for analyzing the prospects of their business.

Lowest Gross Debt to Adjusted EBITDA Ratio

This non-GAAP financial performance measure is based on data from Factset (as of June 30, 2018 for gross debt and as of August 31, 2018 for Adjusted EBITDA) with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Factset which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. Barrick uses “gross debt to Adjusted EBITDA ratio” because it believes that this non-GAAP financial performance measure is an important indicator of a company’s capital structure and balance sheet strength relative to the profitability of its business.

Lowest Total Cash Cost

This non-GAAP financial performance measure is based on data from Wood Mackenzie as of August 31, 2018 with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other companies. Financial comparisons between Barrick post-Merger and its Senior Gold Peers are made on the basis of the data presented by Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. See “– Use of Non-GAAP Financial Performance Measures – Total Cash Costs and Total Cash Costs Per Ounce” above for an explanation of why we have used this measure.

80	Barrick Gold Corporation | Special Meeting Circular

Consents of Experts

Consent of M. Klein and Co.

October 4, 2018

Board of Directors

Barrick Gold Corporation

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario, Canada

M5J 2S1

Members of the Board:

We refer to our opinion letter dated as of September 23, 2018 (the Fairness Opinion), to the Board of Directors of Barrick Gold Corporation (Barrick) included in Schedule E to the management proxy circular of Barrick dated as of October 4, 2018, relating to the proposed acquisition by Barrick of Randgold Resources Limited (the Circular). We hereby consent to: (i) the filing of the Fairness Opinion with the securities regulatory authorities in each of the provinces and territories of Canada; (ii) the inclusion of the Fairness Opinion in Schedule E to the Circular; and (iii) the references to the Fairness Opinion and the name of our firm under the headings “Key Terms”, “Questions and Answers Relating to the Merger and the Continuance”, “Executive Summary – Fairness Opinions“, “Executive Summary – Recommendation of the Board”, “Executive Summary – Reasons for the Recommendation of the Board”, “The Merger – Background to the Merger”, “The Merger – Fairness Opinions”, “The Merger – Recommendation of the Board”, “The Merger – Reasons for the Recommendation of the Board” and “Other Information – Interests of Experts”. In providing this consent, we do not intend that any person or entity other than the Board of Directors of Barrick may rely upon the Fairness Opinion.

Yours very truly,

THE KLEIN GROUP, LLC

By:	/s/ George R. Schinkel
George R. Schinkel
Chief Financial Officer

Barrick Gold Corporation | Special Meeting Circular	81

Consent of Morgan Stanley

October 4, 2018

Board of Directors

Barrick Gold Corporation

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario, Canada

M5J 2S1

Members of the Board:

We refer to our opinion letter dated as of September 23, 2018 (the Fairness Opinion), to the Board of Directors of Barrick Gold Corporation (Barrick) included in Schedule F to the management proxy circular of Barrick dated as of October 4, 2018, relating to the proposed acquisition by Barrick of Randgold Resources Limited (the Circular). We hereby consent to: (i) the filing of the Fairness Opinion with the securities regulatory authorities in each of the provinces and territories of Canada; (ii) the inclusion of the Fairness Opinion in Schedule F to the Circular; and (iii) the references to the Fairness Opinion and the name of our firm under the headings “Key Terms”, “Questions and Answers Relating to the Merger and the Continuance”, “Executive Summary – Fairness Opinions“, “Executive Summary – Recommendation of the Board”, “Executive Summary – Reasons for the Recommendation of the Board”, “The Merger – Background to the Merger”, “The Merger – Fairness Opinions”, “The Merger – Recommendation of the Board”, “The Merger – Reasons for the Recommendation of the Board” and “Other Information – Interests of Experts”. In providing this consent, we do not intend that any person or entity other than the Board of Directors of Barrick may rely upon the Fairness Opinion.

Yours very truly,

MORGAN STANLEY CANADA LIMITED

By:	/s/ Richard Tory
Richard Tory
Managing Director

82	Barrick Gold Corporation | Special Meeting Circular

Directors’ Approval

The contents of this Circular and its distribution to Shareholders have been approved by the Board of Directors.

By Order of the Board of Directors,

Dana W. Stringer

Vice President, Corporate Secretary and Associate General Counsel

October 4, 2018

Barrick Gold Corporation | Special Meeting Circular	83

SCHEDULE A: Share Issuance Resolution

RESOLVED THAT:

1.

the issuance by Barrick Gold Corporation (Barrick) of such number of common shares as are required (the Consideration Shares) to be issued in connection with the acquisition of the issued and to be issued ordinary shares of Randgold Resources Limited (the Merger), subject to a maximum of 616,000,000 Consideration Shares, is hereby authorized and approved and Barrick is hereby authorized and directed to issue such Consideration Shares;

2.

the Consideration Shares will be, when issued, validly issued as fully paid and non-assessable commons shares in the capital of Barrick and, at or following the effective time of the Merger, the registrar and transfer agent of the common shares from time to time is hereby authorized upon receipt of a direction from any two officers of Barrick (the Authorized Persons) to countersign and deliver certificates, or other evidence of issuance, in respect of the Consideration Shares;

3.

notwithstanding that the foregoing resolutions have been passed by the holders of the outstanding Barrick common shares (Shareholders), the board of directors of Barrick is hereby authorized and empowered, without further notice or approval of the Shareholders, to revoke these resolutions, in whole or in part, or increase the number of common shares of Barrick issuable in connection with the Merger, subject to the limitations imposed by the Toronto Stock Exchange, without any further approval of Shareholders; and

4.

any two Authorized Persons are hereby authorized and directed to execute or cause to be executed, whether under corporate seal of Barrick or otherwise, and to deliver or cause to be delivered, all such documents, agreements or instruments and to do or cause to be done all such acts and things, as in the opinion of such Authorized Persons may be necessary or desirable in connection with the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments or the doing of any such act or thing.

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SCHEDULE B: Continuance Resolution

RESOLVED THAT:

1.

the continuance of Barrick Gold Corporation (Barrick) from the Province of Ontario to the Province of British Columbia pursuant to Section 181 of the Business Corporations Act (Ontario) and Section 302 of the Business Corporations Act (British Columbia) (BCBCA), is hereby authorized and approved;

2.	Barrick is authorized to make application to the Director under the OBCA, pursuant to Section 181 of the OBCA, for authorization to continue under the BCBCA;

3.	Barrick is authorized to make application to the Registrar of Companies under the BCBCA, pursuant to Section 302 of the BCBCA, for a certificate of continuation continuing Barrick under the BCBCA;

4.

upon the issuance of a certificate of continuation continuing Barrick under the BCBCA, the articles and by-laws of Barrick shall be replaced in their entirety by the notice of articles described in, and the articles substantially in the form attached to Schedule K to, the Management Information Circular of Barrick dated October 4, 2018;

5.

notwithstanding that the foregoing resolutions have been passed by the holders of the outstanding Barrick common shares (Shareholders), the board of directors of Barrick may revoke these resolutions and abandon the continuance, in whole or in part, without any further approval of Shareholders; and

6.

any two directors or officers of Barrick are hereby authorized and directed to execute or cause to be executed, whether under corporate seal of Barrick or otherwise, and to deliver or cause to be delivered, all such documents, agreements or instruments and to do or cause to be done all such acts and things, as in the opinion of such directors or officers may be necessary or desirable in connection with the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments or the doing of any such act or thing.

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SCHEDULE C: Dissent Procedures

The following summary is qualified in its entirety by the provisions of Section 185 of the OBCA.

A Registered Shareholder who validly exercises the right of dissent provided for under Section 185 of the OBCA in respect of such Registered Shareholder’s Common Shares (a Dissenting Shareholder) will be entitled, in the event the Continuance becomes effective, to be paid by the Company the fair value of the Common Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Continuance Resolution was adopted.

A Registered Shareholder who wishes to dissent must provide to the Company, at or before the Meeting at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada, M5J 2S1, a written objection to the Continuance Resolution (a Dissent Notice). The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting; however, the OBCA provides, in effect, that a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Continuance Resolution will no longer be considered a Dissenting Shareholder with respect to the Common Shares voted in favour of the Continuance Resolution. The OBCA does not provide, and the Company will not assume, that a vote against the Continuance Resolution constitutes a Dissent Notice. Pursuant to the OBCA, there is no right of partial dissent and, accordingly, a Dissenting Shareholder may dissent only with respect to all Common Shares held by such Dissenting Shareholder on behalf of any one beneficial owner and which are registered in the name of the Dissenting Shareholder.

The Company is required, within 10 days after adoption of the Continuance Resolution, to notify each Dissenting Shareholder that the Continuance Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Continuance Resolution or who has withdrawn such Dissenting Shareholder’s Dissent Notice.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Continuance Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Continuance Resolution has been adopted, send to the Company a written notice (a Payment Demand) containing such Dissenting Shareholder’s name and address, the number of the Common Shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such Common Shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to the Company or AST, its transfer agent, at AST Trust Company (Canada), 1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2V6, Attn: Securities Transfer Department, the certificates representing the Common Shares in respect of which such Dissenting Shareholder dissented.

A Dissenting Shareholder who fails to send the certificates representing the Common Shares in respect of which such Dissenting Shareholder dissented forfeits the right to make a claim under Section 185 of the OBCA. The Company or AST, its transfer agent, will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

On filing a Payment Demand, a Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of such Dissenting Shareholder’s Common Shares as determined under Section 185 of the OBCA, except where (a) the Dissenting Shareholder withdraws the Payment Demand before the Company makes an Offer to Pay (as defined in the next paragraph), (b) the Company fails to make a timely Offer to Pay and the Dissenting Shareholder withdraws the Payment Demand or (c) the Board revokes the Continuance Resolution, in which case the Company will be required to reinstate the Dissenting Shareholder’s rights as a Shareholder.

The Company is required, not later than seven days after the later of the effective date of the Continuance or the date on which the Company received a Payment Demand from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it a written offer to pay (an Offer to Pay) for such Dissenting Shareholder’s Common Shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay, as between shares of the same class, must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Company within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if the Company does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If the Company fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after the effective date of the Continuance or within such further period as a court may allow, apply to a court to fix a fair value for the Common Shares of Dissenting Shareholders. If the Company fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. Upon an application to a court, all Dissenting Shareholders whose Common Shares have not been purchased by the Company will be joined as parties and bound by the decision of the court, and the Company will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Common Shares of all Dissenting Shareholders. The final order of a court will be rendered against the Company in favour of each Dissenting Shareholder and for the amount of the fair value of such Dissenting Shareholder’s Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Continuance until the date of payment.

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Beneficial holders of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only Registered Shareholders are entitled to dissent. Accordingly, beneficial holders of Common Shares desiring to exercise a right of dissent to the Continuance Resolution should contact their brokers, custodians, nominees or other intermediary for advice well in advance of the date of the Meeting.

The above is only a summary of Section 185 of the OBCA, which are technical and complex. Any Shareholder wishing to exercise a right of dissent should seek legal advice as failure to comply strictly with the provisions of the OBCA may prejudice such right of dissent.

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SCHEDULE D: Section 185 – Business Corporations Act (Ontario)

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)

deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

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Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10). R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

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(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

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Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

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(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

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SCHEDULE E: M. Klein and Co. Fairness Opinion

The Klein Group, LLC

640 5th Avenue (12th Floor)

New York, NY 10019

September 23, 2018

Board of Directors

Barrick Gold Corporation

Brookfield Place

TD Canada Trust Tower Suite 3700, 161 Bay

Street Toronto, ON M5J2S1

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Barrick Gold Corporation (the “Company”) of the Exchange Ratio (defined below) fixing the consideration to be paid by the Company pursuant to the terms and subject to the conditions set forth in the Cooperation Agreement to be entered into between the Company and Randgold Resources (“Randgold”) and the Rule 2.7 Announcement to be issued in connection therewith (together, the “Merger Documents”). As more fully described in the Merger Documents, the Company will acquire all of the issued and to be issued ordinary shares, par value US$0.05 per share, of Randgold (“Randgold Ordinary Shares”) by way of a court-sanctioned scheme of arrangement governed by the Companies (Jersey) Law, 1991, or by way of a take-over offer (in either case, the “Merger”) on the basis that each outstanding Randgold Ordinary Share will be acquired by the Company in exchange for 6.1280 (the “Exchange Ratio”) common shares in the capital of the Company (“Company Common Shares”), subject to adjustment in certain circumstances. The Merger and the other transactions contemplated by the Merger Documents are referred to as the “Transaction”.

In connection with rendering our opinion, we have, among other things:

(i)

reviewed certain publicly available financial statements and other business and financial information of the Company and Randgold, including publicly available research analysts’ estimates for the Company and Randgold, respectively;

(ii)

reviewed certain non-public financial statements and other non-public financial and operating data relating to the Company and Randgold, respectively, prepared and furnished to us by management of the Company and management of Randgold, respectively;

(iii)	reviewed certain non-public projected financial and operating data relating to the Company prepared and furnished to us by management of the Company (the “Company Projections”);

(iv)

reviewed certain non-public projected financial and operating data relating to Randgold prepared and furnished to us by management of the Company and management of Randgold (the “Randgold Projections”) and certain adjustments to the Randgold Projections prepared and furnished to us by management of the Company (the “Company-Adjusted Randgold Projections”);

(v)	discussed the past and current operations, financial projections and current financial condition of the Company and Randgold with management of the Company;

(vi)	reviewed certain potential pro forma financial effects of the Transaction on the Company;

(vii)	reviewed the reported prices and the historical trading activity of the Company Common Shares and the Randgold Ordinary Shares, respectively;

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(viii)	compared the financial performance of the Company and Randgold and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(ix)	participated in certain discussions and negotiations among representatives of the Company and Randgold and their respective financial and legal advisors;

(x)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of certain other transactions we deemed relevant;

(xi)	reviewed drafts of the Merger Documents and drafts of certain related documents; and

(xii)	reviewed such other financial studies and analyses and took into account such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial, legal, regulatory, technical, scientific, tax, accounting and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. Senior officers of the Company have represented to us, in a certificate delivered as at the date hereof, among other things, that the information, data, advice, opinions, representations and other materials (verbal or written) (collectively referred to as the “Information”) provided to us on behalf of the Company and relating to the Company and Randgold, as the case may be, are complete and correct in all material respects as at the date the Information was provided to us and that, since that date, there has been no material change, financial or otherwise, in the positions of the Company or Randgold, or in their respective assets, liabilities (contingent or otherwise), business or operations, or management thereof, and there has been no change in any material fact or no new material fact which is of a nature as to render the Information or any part thereof untrue or misleading in any material respect or which could reasonably be expected to have a material effect on our opinion, provided that to the extent any Information relates to Randgold, such representation is to the best of the Company’s knowledge, information and belief. With respect to the Company Projections and the Company-Adjusted Randgold Projections, we have assumed that as of the time of their preparation they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and Randgold, respectively. With respect to the Randgold Projections, we have assumed that as of the time of their preparation they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Randgold as to the future financial performance of Randgold. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Randgold nor have we made any physical inspection of the properties or assets of the Company or Randgold. Our opinion does not address the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Documents are true and correct and that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any term, condition or agreement. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, expense, restriction or condition that would have an adverse effect on the Company or Randgold or the contemplated benefits to the Company of the Transaction material to our opinion. We further have assumed that the final terms of the Merger Documents and related documents will not vary in any respect material to our analysis from those set forth in the draft reviewed by us. We are not expressing any opinion as to what the value of the Company Common Shares or the Randgold Ordinary Shares actually will be when issued pursuant to the Transaction or the price at which the Company Common Shares or the Randgold Ordinary Shares will trade at any time.

We express no opinion with respect to any matter other than the fairness of the Exchange Ratio, from a financial point of view, to the Company. Furthermore, we have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Randgold under the laws of any jurisdiction relating to bankruptcy, insolvency or similar matters. We do not express any view on, and our opinion does not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Randgold, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We are not legal, regulatory, technical, scientific, tax or accounting advisors, and we express no opinion as to any legal, regulatory, technical, scientific, tax or accounting matters. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof.

We have acted as a financial advisor to the Company in connection with the proposed Transaction and will receive a fee for

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such services, a significant portion of which is contingent upon the completion of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We and our affiliates in the past have provided, and are currently providing, services to the Company unrelated to the proposed Transaction, and we and such affiliates have received and expect to receive customary fees for rendering such services. In addition, we and our affiliates may in the future provide services to the Company, Randgold or their respective associates and affiliates and would expect to receive customary fees for rendering any such services.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is provided solely for the information of the Board of Directors of the Company in its evaluation of the proposed Transaction, and may not be relied upon by any third party or, except as set out below, used for any other purpose. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company or Randgold as to how such shareholder should vote or act with respect to the Transaction or as to any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written approval, except for the inclusion of the opinion in full and/or a summary thereof (in a form acceptable to us) in the management information circular to be sent to the Company’s shareholders, in the Merger Documents, the Scheme Document (as defined in the Merger Documents), and in any other document made available to shareholders of the Company if such inclusion is required by applicable law or if required to be disclosed pursuant to law, court order or regulation.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ The Klein Group, LLC

THE KLEIN GROUP, LLC

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SCHEDULE F: Morgan Stanley Fairness Opinion

Morgan Stanley

September 23, 2018

Board of Directors

Barrick Gold Corporation

Brookfield Place

TD Canada Trust Tower

Suite 3700, 161 Bay Street

Toronto, ON M5J 2S1

Members of the Board:

We understand that Randgold Resources Limited (“Randgold”) and Barrick Gold Corporation (the “Company”) propose to enter into a Cooperation Agreement (the “Cooperation Agreement”), which, together with the Rule 2.7 Announcement proposed to be issued in connection therewith (together, the “Merger Documents”), in each case substantially in the form of the draft dated September 23, 2018, provide, among other things, for the Company to acquire all of the issued and to be issued ordinary shares, par value US$0.05 per share, of Randgold (the “Randgold Ordinary Shares”) by way of a court-sanctioned scheme of arrangement governed by the Companies (Jersey) Law, 1991, or by way of a take-over offer (in either case, the “Merger”). Pursuant to the Merger, each Randgold Ordinary Share will be transferred to the Company in exchange for 6.1280 common shares (the “Exchange Ratio”) in the capital of the Company (the “Company Common Shares”), subject to adjustment in certain circumstances. The terms and conditions of the Merger are more fully set forth in the Merger Documents.

You have asked for our opinion as to whether the Exchange Ratio established under the Merger Documents is fair from a financial point of view to the Company.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and Randgold, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and Randgold, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and Randgold, respectively;

4)	Discussed the past and current operations and financial condition and the prospects of Randgold with senior executives of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

6)	Reviewed the pro forma impact of the Merger on certain per share metrics, cash flow, consolidated capitalization and certain financial ratios of the Company;

7)	Reviewed the reported prices and trading activity for the Randgold Ordinary Shares and the Company Common Shares;

8)

Compared the financial performance of Randgold and the Company and the prices and trading activity of the Randgold Ordinary Shares and the Company Common Shares with that of certain other publicly-traded companies comparable with Randgold and the Company, respectively, and their securities;

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9)	Reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

10)	Participated in certain discussions and negotiations among representatives of the Company and Randgold and their financial and legal advisors;

11)	Reviewed the Merger Documents and certain related documents; and

12)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Randgold, and formed a substantial basis for this opinion. Senior officers of the Company have represented to Morgan Stanley, in a certificate delivered as at the date hereof, among other things, that the information, data, advice, opinions, representations and other materials (verbal or written) (collectively referred to as the “Information”) provided to Morgan Stanley on behalf of the Company and relating to the Company and Randgold, as the case may be, are complete and correct in all material respects as at the date the Information was provided to Morgan Stanley and that, since that date, there has been no material change, financial or otherwise, in the positions of the Company or Randgold, or in their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact or no new material fact which is of a nature as to render the Information or any part thereof untrue or misleading in any material respect or which could reasonably be expected to have a material effect on this opinion, provided that to the extent any Information relates to Randgold, such representation is to the best of the Company’s knowledge, information and belief).

With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Randgold of the future financial performance of the Company and Randgold. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Documents without any waiver, amendment or delay of any terms or conditions, including, among other things that the definitive Merger Documents will not differ in any material respect from the drafts thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, technical, scientific and/or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and Randgold and their legal, tax, technical, scientific and/or regulatory advisors with respect to legal, tax, technical, scientific and/or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of Randgold’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of the Randgold Ordinary Shares in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Randgold, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as a financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. We expect a portion of the fee to be contingent upon rendering of this financial opinion with a significant remainder contingent upon the closing of the Merger. In addition, Morgan Stanley will be reimbursed for our reasonable expenses and are to be indemnified by the Company in certain circumstances. In the two years prior to the date hereof, we have provided financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Company, Randgold or their respective associates or affiliates (as these terms are defined in the Securities Act (Ontario)) in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Randgold, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

Morgan Stanley has not, to the best of its knowledge, been denied access by the Company to any information requested by Morgan Stanley. We do not express any view on, and this opinion does not address, any term or aspect of the Merger Documents or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Documents

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or entered into or amended in connection therewith, other than the fairness, from a financial point of view, of the Exchange Ratio to the Company.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company only and may not be used for any other purpose or disclosed without our prior written consent, except for the inclusion of the opinion in full and a summary thereof (in a form acceptable to us) in the management information circular to be sent to the Company’s shareholders, a summary thereof (in a form acceptable to us) in the Merger Documents and the Scheme Document (as defined in the Merger Documents), and in any document made available to shareholders of the Company if such inclusion is required by applicable law or if required to be disclosed pursuant to law, court order or regulation. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor does it address the underlying business decision of the Company to enter into the Cooperation Agreement or issue the Rule 2.7 Announcement or proceed with any other transaction contemplated by the Merger Documents. In addition, this opinion does not in any manner address the prices at which the Company Common Shares will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company or Randgold should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio established under the Merger Documents is fair from a financial point of view to the Company.

Very truly yours,

MORGAN STANLEY CANADA LIMITED

By:	/s/ Richard Tory
Richard Tory
Managing Director

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SCHEDULE G: Additional Information Concerning Randgold

For purposes of this Schedule, references to “we”, “our”, “us” and the “Company” refer to Randgold Resources Limited, together with all of its subsidiaries. The disclosure in this Schedule has been prepared without giving effect to the Merger. Although Barrick does not have any knowledge that would indicate that such information relating to Randgold is untrue or incomplete, neither Barrick nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for the failure by Randgold to disclose events or information regarding Randgold that may affect the completeness or accuracy of such information.

Material Properties

Set out below are summaries of the Kibali mine and the Loulo-Gounkoto mine complex. These properties will be material to Barrick after giving effect to the Merger. Information regarding properties that are currently material to Randgold, but will not be material to Barrick after giving effect to the Merger is contained in the Randgold 20-F.

Kibali Gold Mine

Overview

The scientific and technical information below with respect to the Kibali Gold Mine (Kibali or the Kibali Project) has been derived from, and in some instances extracted from, a National Instrument 43 101 – Standards of Disclosure for Mineral Projects (NI 43 101) technical report entitled “Technical Report on the Kibali Gold Mine, Democratic Republic of the Congo” with an effective date of December 31, 2017 and an issue date of September 18, 2018 (the Kibali Technical Report) prepared by Rodney B. Quick, MSc, Pr. Sci.Nat, Simon Bottoms, CGeol, MGeol, FGS, MAusIMM, Richard Quarmby, BSc, Pr Eng, C Eng, MSAIChE, MIoMMM, MBA, Mr. Andrew Law, HND(MMin), MBA, FAusIMM (CP), FIQA, MAICD, AFAIM and Graham E. Trusler, Msc, Pr Eng, MIChE, MSAIChE, each of whom approved the scientific and technical information contained in this summary that was derived from or extracted from the portion of the Kibali Technical Report that such person authored, and is a “qualified person” within the meaning of NI 43 101 (a Qualified Person).

A copy of the Kibali Technical Report can be found under Randgold’s profile on SEDAR at www.sedar.com to obtain further particulars regarding the Kibali Project. Figures or charts referred to in this summary but not reproduced in the following summary may be viewed in the Kibali Technical Report. Table references are to tables in the Kibali Technical Report, certain of which are reproduced in this summary. Technical information in this summary regarding the Kibali Project should be read in the context of the qualifying statements, procedures and accompanying discussion within the complete Kibali Technical Report and this summary is qualified in its entirety by the Kibali Technical Report.

Project Description, Location and Access

Project Setting

The Kibali Project is a gold mining and exploration project, which is located in the northeast of the Democratic Republic of Congo (DRC), approximately 560 km northeast of the city of Kisangani and 150 km west of the Ugandan border town of Arua, near the international borders with Uganda and Sudan. Kinshasa, the capital city of DRC, is located approximately 1,800 km southwest of the Kibali Project.

Personnel access to the Kibali Project is commonly through charter flight directly to site from Entebbe, Uganda which is served daily by commercial flights from European cities. Road access is available from Kampala, Uganda and is approximately 650 km, which provides the primary route for operational supply chain. The Kibali Project covers an area of approximately 1,836 km2, is centred at approximately 3.13° north and 29.58° east, is situated within two territories, namely Watsa and Faradje which fall under the administrative district of Haut Uélé.

The Kibali Project consists of multiple mineral deposits, including: Karagba-Chauffeur-Durba (KCD), Sessenge, Sessenge SW, Pakaka, Pamao, Gorumbwa, Mengu Hill, Mengu Village, Megi, Marakeke and Kombokolo.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

Kibali Goldmines SA (Kibali Goldmines) has been granted ten Exploitation (Mining) Permits under the DRC Mining Code (2002) in respect of the Kibali Project, eight of which are valid until 2029 and two of which are valid until 2030. All Mineral Resources and Ore Reserves summarised herein are contained within these permits. The principal mineral deposit, KCD, is formed as both an open pit and underground mine. This operation and the associated infrastructure (processing plant, accommodation, and airport) are within Exploitation Permits 11447 and 11467.

The Kibali Project’s operations conform to the DRC Mining Code (2002) and regulations. In the opinion of the Qualified Persons, all appropriate permits have been acquired and obtained to conduct the work proposed for the Kibali Project property. The next renewal dates for the permits are November 5, 2029 and March 6, 2030 and the current life of mine plan (LOM) for the Ore Reserves at the Kibali Project extends beyond these dates. The DRC Mining Code (2002) includes provision for renewal of all Exploitation Permits for a successive period of 15 years, providing the holder has not breached the permit obligations of permit fee and annual surface rights fees payment and upholds all environmental standards set out in the Exploitation Permit. Furthermore, the permit holder should provide the appropriate government departments with a monthly mining activity report

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and quarterly exploration reports. All the permit fees, surface rights fees, and taxes relating to Kibali Goldmines’ exploitation rights have been paid to date and the concession is in good standing.

The DRC Mining Code (2002) and associated regulations have been amended with an updated Mining Code which came into force on March 9, 2018 (DRC Mining Code (2018)) and the related amended mining regulations which came into force on June 8, 2018. The following changes have been made to the DRC Mining Code (2002) that could have an impact on Kibali:

•	Royalty charges are to be increased from 2.5% to 3.5%. This increases royalty charges over the LOM by an estimated $94.5 M, which would not materially impact the LOM profitability;

•	Various increases in import and other duties from 4% to 7% depending on consumable type, which would not materially impact the LOM profitability; and

•

A super-tax profit has been promulgated based on the feasibility study prepared at the time the approval was given for the building of the Kibali Project. Accordingly, such a tax would only apply if the average annual gold price was in excess of $2,000/oz.

The exact impact, if any, of the changes will only be fully known once the DRC Mining Code (2018) and related regulations are clarified and implemented in full. Going forward, the DRC Mining Code (2018) envisages a stability period for the tax, customs, and exchange control regime of five years from the date on which the DRC Mining Code (2018) came into force and further provides that a number of the taxes shall be applied in accordance with the applicable substantive law.

Kibali Jersey Limited, the holding company of Kibali, and the shareholders of Kibali Jersey Limited and Kibali Goldmines, are considering all options to protect their vested rights under the DRC Mining Code (2002) and to enforce the additional state guarantees previously received, including preparations for international arbitration. In addition, engagement with the DRC government is ongoing, with the aim of exploring alternative solutions, which could be mutually acceptable to both parties. This includes the application of Article 220 of the DRC Mining Code (2018), which affords benefits to mining companies such as Kibali, operating in landlocked infrastructurally challenged provinces. If Article 220 were applied to Kibali, any advantages granted would mitigate any impact of the implementation of the DRC Mining Code (2018). The Qualified Persons note that the DRC Mining Code (2018) is in the process of transition, and the current proposed changes do not have an impact on the stated Mineral Resource or Ore Reserves at the gold prices used for Ore Reserve ($1,000/oz), Mineral Resource ($1,500/oz), or the current gold prices of $1,200/oz (as of August 2018).

In the Qualified Persons’ opinion, all appropriate permits have been acquired and obtained to conduct the work proposed for the property. The Qualified Persons are not aware of any risks that could result in the loss of ownership of the deposits or loss of the permits, in part or in whole. The Qualified Persons are not aware of any other significant factors and risks that may affect access, title, or the right of ability to perform work on the Kibali Project property.

History

The discovery of gold in the northeast of the DRC is attributed to Hannan and O’Brien in 1903. Historical gold production from the Kilo and Moto areas between 1906 and 2009 is estimated to be approximately 11 Moz, half of which came from alluvial deposits. Mining operations were conducted by the Belgian Government via the Société des Mines d’Or de Kilo-Moto (SOKIMO), which was established in 1926. Most of the mining activity within the Kibali Project area was undertaken during the 1950s but accurate production records have been lost over the years of civil unrest in the region. Gorumbwa, Agbarabo and Durba deposits are believed to have produced more than 60% of the over 3 Moz of recorded gold production from the Moto area.

After independence in 1960, gold production dropped sharply as mining was mainly undertaken by artisanal workers and small-scale alluvial operations. SOKIMO changed its name to Offices des Mines d’Or de Kilo-Moto (OKIMO) in 1966 and was the main operator in the Kibali Project area. Sporadic underground mining was conducted in the Kibali Project area after 1960, however this is believed to be of a remnant nature and as such negligible amounts of gold were produced. Accurate production records are not available due to the civil unrest in the region during the 1980s and 1990s. The KCD deposit was originally discovered by a joint venture (JV) between Barrick and AngloGold Ashanti Limited (AngloGold Ashanti) in 1998. The Barrick and AngloGold Ashanti JV completed a number of drilling programs, mainly concentrated at KCD and Pakaka. AngloGold Ashanti and Barrick withdrew from the Kibali Project in 1998 due to local unrest and civil war.

Moto Goldmines Limited (Moto) acquired the available 70% stake in the Kibali Project in 2004. Moto completed a pre-feasibility study in 2006, a feasibility study in December 2007, and an optimised feasibility study in March 2009. In July 2009, Randgold and AngloGold Ashanti entered into a 50/50 JV, which acquired Moto and their 70% ownership of the Kibali Project. In December 2009, the JV acquired an additional 20% shareholding of Kibali Goldmines from SOKIMO. The DRC government remained a partner in the Kibali Project through OKIMO retaining a 10% interest.

Kibali Goldmines undertook a feasibility study update which doubled the declared Ore Reserve to over 10 Moz of gold. Subsequently, construction was approved in 2012 and Kibali has been developed in two key phases. Phase 1 encompassed the construction and mining of the KCD open pit operation which commenced mining in July 2012, together with construction of the processing plant and commissioning of the oxide processing circuit began in the third quarter of 2013. Kibali poured its first gold in September 2013, ahead of plan, and started commercial production in the fourth quarter of 2013. A 36-unit high speed thermal power station was constructed to support the power generation requirements of the mine, together with the first of three hydropower stations Nzoro 2. This first phase of development was completed in December 2014. Phase 2 comprises

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construction of the underground mine development, including the vertical shaft and twin declines, in addition to the associated Project infrastructure to support mining of other satellite open pit operations including Mengu-Hill, Pakaka, Kombokolo and Rhino. During this phase two additional hydropower stations were constructed and commissioned, the first of which Ambarau was commissioned at the start of 2017 and the second Azambi is scheduled for commissioning in 2018, along with further satellite pit developments including Sessenge and Gorumbwa. Commissioning of the sulphide circuit began early in 2014, and production has steadily ramped-up since then with the Kibali mine now consistently exceeding its processing design capacity.

Geological Setting, Mineralization and Deposit Types

The Kibali deposits are hosted within the Kibali Greenstone Belt (otherwise referred to as Moto granite-greenstone terrane), bounded to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa district. The Kibali Greenstone Belt is an elongate west-northwest-east-southeast trending terrane containing Archean aged volcano-sedimentary conglomerate, carbonaceous shales, siltstone, banded iron formations, sub aerial basalts, mafic intermediate intrusions (dykes and sills) and multiple intrusive phases that range from granodiorite, to gabbroic in composition. Based on textures and types of lithologies present in the stratigraphy, the rocks within the Kibali Project area are interpreted as having been laid down in an aqueous environment.

The majority of the primary lithologies are clastic (sedimentary) in origin, possibly being developed in a regional extensional environment such as a rift graben or half graben. At Kibali, the gold deposits are largely hosted in siliciclastic rocks, banded iron formations, and cherts that were metamorphosed under greenschist facies conditions, situated along a curvilinear zone 20 km long and up to one km in width, known as the “KZ Structure”. Gold mineralisation is concentrated in gently northeast to north-northeast-plunging fold axes whose orientations are generally parallel with a prominent lineation in the mineralised rocks.

The Kibali deposits differ from many orogenic gold deposits as they are hosted within a thrust stack sequence with ductile to brittle-ductile deformational structures and a complex folding history. There are two principal structure sets: northwest-southeast striking, northeast dipping thrust faults and a series of sub-vertical northeast-southwest shear structures both of which in association with the folding are considered important mineralising controls. Unlike many other orogenic gold deposits, mineralisation within the Kibali district typically lacks significant phases of quartz-rich veins.

The mineralised deposits of the Kibali district are associated with halos of quartz, ankerite, and sericite (ACSA-A) alteration that extend for 10s to 100s of metres into the adjacent rocks. Areas of economic mineralisation are defined where the project scale ACSA-A alteration is locally overprinted by the ankerite-siderite, pyrite alteration assemblage (ACSA-B) that hosts the gold mineralisation. The gold bearing sulphides consist of disseminated pyrite, minor pyrrhotite, and arsenopyrite. The auriferous pyrite occurs as both “salt and pepper” disseminated fine grains and bleb-like clusters of disseminated grains.

The KCD deposit is the principal mineralised occurrence along the Sessenge-KCD Trend. It consists of three semi-vertically stacked lodes hosted within the volcano-sedimentary units, conglomerate units, and ironstone and chert assemblages. The location of the individual lodes within the KCD deposit are intimately controlled by the position, shape, and orientation of a series of gently northeast-plunging fold axes. The lodes may be linked genetically by large-scale recumbent folding developed between two bounding northeast trending structures.

Higher grade zones of strong to intense alteration overprint and texturally-destructive foliation and lithological textures. These are broadly categorised as the 3000 lodes, 5000 lodes, and the 9000 lodes, all of which plunge towards the northeast at low to moderate angles (approximately 30°) with drilling intercepts indicating a down plunge continuation of approximately 2,000 m (remaining open down plunge).

The 3000 lode crops out in the present open pit (Karagba) and is the western-most lode. It is approximately 300 m in width, 30 m thick, and has a broad gentle and open semi-synclinal form to its plunge. The 5000 lode outcrops slightly east and south of the 3000 lode (Chauffeur and Durba) and forms the majority of the topographically elevated area known as Durba Hill. The lodes are more sub-vertical in attitude than the 3000 and 9000 lodes and are of a consistently higher grade. The 9000 lode outcrops out to the south of Durba Hill, forming the Mineral Resources in the Sessenge open pit. The 9000 lode is comprised of two main lodes; 9101 and 9105. The 9105 lode is of a similar shape and attitude as the 5000 lode, with the flat underlying 9101 lode extending up-plunge to Sessenge open pit mineralisation.

Both Gorumbwa and Kombokolo deposits occur along a northeast trending mineralised corridor located 800 m to the west of the main Sessenge-KCD structural zone. Both are considered to be formed from the same mineralising event, with similar alteration and structural characteristics to the KCD deposit but significantly smaller in size. The Gorumbwa deposit was mined by SOKIMO in 1955 from both underground and via a small open pit operation, with total production estimated to have been approximately 2.8 Mt at 7 g/t Au. The underground and open pit workings are presently collapsed and flooded. The mineralisation consists of a series of stacked ‘lenses’ that variably extend down plunge for a length of 1,000 m at an average width of 200 m and which have been mined to a depth of 400 m below topographic surface.

The Mengu Hill deposit lies near the northwest end of the northwest trending Pakaka-Mengu Trend. The stratigraphy in the vicinity of the deposit is dominated by a meta-conglomerate unit that is interbedded with fine-grained sediments, siliceous sericite schist and minor mafic volcanic rocks. These lithologies overlay a massive magnetite and specular hematite ironstone-chert unit that has weathered to create the topographic high, namely “Mengu Hill”. Mineralisation is associated with silica-ankerite-pyrite alteration and is focused within the ironstone unit and along its contact with the overlying conglomerate unit. The mineralised lens is cigar like in shape and plunges shallowly to the NE with development of refolded folds or sheaths. The Mengu Hill mineralisation averages 150 m in width and continues 700 m down plunge to a depth of 250 m below the topographical surface.

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The Pakaka-Pamao deposits are located at the SE end of the 7 km northwest trending Pakaka-Mengu Trend. Gold mineralisation at Pakaka-Pamao is hosted by the meta-conglomerate interbedded with minor tuffaceous units. Recent works show mineralisation to be hosted in meta-sandstone and banded iron formation. The mineralised zones are characterised by silica-ankerite-pyrite alteration, mainly in well-foliated siliceous rocks. Higher gold grades appear to correlate well with the presence of abundant pyrite and arsenopyrite, and spatially associated with the intersection of the northwest trending thrust surface and a northeast trending strain corridor. The structures combine to produce a broad northeast plunging open anticlinal structure, with Pamao on the west limb and Pakaka on the east. The Pakaka mineralisation continues down plunge beyond the limits of the drilling and represents further exploration potential. The Pakaka mineralisation extends over a strike length of 1,000 m, averages a thickness of 30 m and has been identified to at least a depth of 350 m below surface.

Mengu Village is located near the northwest end of the Pakaka-Mengu Trend. The mineralisation is tabular in form, trending northwest and dipping shallowly to the northeast and is hosted by conglomerates with thin ironstone and carbonaceous shale intercalations. The mineralisation is approximately 150 m in strike length with an average thickness of 15 m and has been identified to a depth of 150 m below the surface.

The Marakeke deposit is located midway along the Pakaka-Mengu Trend with mineralisation developed in a variably carbonate-sericite-silica altered ironstone-chert, that dips to the northeast at approximately 30° and strikes west-northwest. The Marakeke deposit occurs as a single tabular lens typically between 10 m to 30 m thick that trends northwest and dips gently to the northeast. The mineralised zone has been tested by drilling over a strike length of approximately 1,000 m and extends some 200 m down dip.

Exploration

The Kibali Project has been explored since the early 1900s by SOKIMO, and more recently by Barrick and AngloGold Ashanti, and then Moto using geochemistry sampling, mapping, trenching, geophysical surveys, and drilling. Kibali Goldmines has been exploring at Kibali since 2010. Exploration at Kibali focuses on advancing both brownfields and greenfields targets. Brownfields exploration involves testing underground and open pit targets for extensions of high-grade mineralisation based on the structural model, but commonly in a down plunge direction as the major axis of continuity. Satellite deposits and gaps between existing Mineral Resources are evaluated by exploration work to define Mineral Resources from conceptual targets. During 2018, a key exploration programme will target the previously identified prospect of Kalimva-Ikamva with the aim of defining Inferred Mineral Resources.

The 2018 resource definition exploration is scheduled to target the down plunge extension of the KCD 5000 lodes focusing above the bottom level of the shaft, with drilling from a dedicated underground exploration drill drive, whilst continuing the advanced grade control programme ahead of development and infill grade control programme for final pre-production definition of Measured Resources. See also “Kibali Gold Mine – History”.

Drilling

Over the course of several campaigns prior to 2009, a total of 459,301 m of historical drilling was conducted by previous operators as described in the Kibali Technical Report. The aim of this drilling was to estimate Indicated Mineral Resources as well as limited Measured Mineral Resources for feasibility study purposes. Since 2009, some 1,353,896 m of drilling has been completed. All Kibali Mineral Resources have been estimated using a combination of diamond drill (DD), reverse circulation (RC) and chip sampling. In addition to the drilling described in the Kibali Technical Report, there are a number of pseudo holes that have been created from trench/channel sampling. This information is, however, not generally used for resource modelling at Kibali (e.g., trenches for open pits and underground face sampling only for ore development).

Drill holes are planned in Vulcan and Micromine software. Consideration is given to the orientation of the drilling in relation to the geological structures, to provide for unbiased sampling. The senior geologist, drill contractor, mine planner, mine surveyor, and mineral resource manager all sign off on the drill hole plan prior to initiating drilling. Open pit drill collars, as well as back sights and foresights, are surveyed in using hand held or differential Global Positioning System (GPS), and then staked, by the Kibali Mine surveyors. Underground drill collars, as well as back sights and foresights, are surveyed using total station underground survey instruments, and marked on the drift walls, by the Kibali Mine surveyors.

There are three categories of drilling at Kibali:

•	Exploration Drilling – wide spaced exploratory and resource definition drilling. This category will include diamond drilling with RC pre-collars (RC_DDH);

•	Advanced Grade Control Drilling – consists of wider spaced drilling to position underground Footwall (FW) drives and also for Mineral Resource upgrades in the open pits; and

•

Infill Grade Control Drilling – used for final production definition to inform Measured Mineral Resources / Proved Ore Reserves. Generally, Kibali’s inventory of infill grade control drilling is some three to six months inventory for open pit and approximately 18 months for underground.

DD is utilised for resource extension work. PQ rods (85.0 mm) are generally used for the first 100 m down hole with HQ (63.3 mm) or NQ (47.6 mm) used from 100 m to 200 m depending on the drilling depth requirement. All grade control diamond drilling is completed in NQ. The diamond drilling has been completed by Boart Longyear (surface DD) and Ore Zone (underground DD), dominantly in NQ size. Core recoveries are in general good, with an average of 98.8% recovery in the unweathered rock, 94.3% recovery in the transitional zone and 73.6% in saprolite zone. Average

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ore zone recovery was 98.7% with a range of between 70% and 100%. RC chip samples are logged with the same lithological, mineralogical and alteration information as DD core but are logged on the 2 m RC samples from the riffle splitter.

In the Qualified Persons’ opinion, the drilling and sampling procedures at Kibali are robust, suitable for the style of mineralisation and are at or above industry standard practices. There are no drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

Sampling, Analysis and Data Verification

The sample boundaries of drill core are determined based on geology and alteration and most often varies from 0.8 m to 2.4 m. Half core is used whenever possible. Historically, quarter core was only used when there is a requirement for a duplicate assay or if another analysis type was required for the same interval. Metallurgical samples are taken from dedicated metallurgical drill holes or from coarse reject material. RC samples are collected from the rig in two metre intervals using a riffle splitter to create a 3 kg to 4 kg sample. Wet samples are dried before being split. All samples submitted for assay are prepared and analysed at SGS Doko laboratory, which is managed and self-certified by SGS and located on the Kibali mine site.

Grade control and exploration drill samples are prepared in the same manner. Once the samples are received by SGS Doko, the sample is weighed and entered into a Laboratory Information Management System (LIMS) tracking system. Samples are dried in an oven at 105°C. Channel and trench samples are disaggregated to remove dry lumps. Dried samples are crushed to ensure that 75% of the sample is below 2 mm. The crushed sample is then passed through a BOYD splitter and the reject material is retained. The split sample is then pulverised in an LM2 pulveriser until 85% passes through a 75-micron (200 mesh) screen and a 350 g is split removed and placed in a packet. The LM2 pulveriser is cleaned with an air hose every sample, and with blank material every 6th sample. SGS Doko undertakes regular screen sieve tests on the crushing and pulverising. The coarse (2 mm) reject and the pulp (75 micron) reject material are returned to Kibali for storage at the mine site and future re-analysis if required. An external audit completed by Optiro Pty Ltd. in 2017 concluded that the sample preparation procedures followed standard industry practices.

The Qualified Persons concluded that the sample preparation procedures are regularly checked and follow industry standard practices. All samples for Kibali are analysed by SGS Doko laboratory at the Kibali mine site or SGS Mwanza laboratory in Tanzania. SGS Mwanza is used for sample overflow and analysis that could not be completed at SGS Doko including multi element, arsenic for selected samples and soils analysis. Both laboratories are operated independently and self-certified by SGS. All samples are analysed using lead collection 50 g fire assay with atomic absorption finish with a gravimetric finish for any samples reporting above 100 g/t Au. Results discussed include samples from brownfield exploration and resource, open pit grade control, and underground grade control. A total of 249,359 samples were submitted in 2017. Approximately 15% of the total samples received are check samples inserted into the sample streams. Check samples consist of field duplicates for RC, pulp duplicates for diamond cores, certified referenced materials (CRM) and coarse blanks.

Kibali has an extensive Quality Assurance and Quality Control (QA/QC) programme in place. This section covers the QA/QC from January 1, 2017 to December 20, 2017 (the review period) for brownfields exploration and grade control assay data. Previous QA/QC reporting periods have not been observed to contain any significant sources of error or bias which would have a material effect on the Mineral Resource.

Samples are under security observation from collection at rig, to processing at the site core yard, to delivery at the laboratory. RC samples are weighed and documented on the rig. Samples, including duplicates, were delivered from the drill rig to a secure storage area within the fenced Kibali core facility. Then blanks and certified reference materials were inserted. Labelled samples are placed into large bags and sealed. The large bags are placed in a crate which are transported to the warehouse and trucked to the relevant laboratory by Kibali Goldmines personnel. Chain of custody procedures consisted of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Sample security has relied upon the fact that the samples are always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility. Analytical results from all laboratories are emailed to a Project email group and are later imported into the database by the Database Administrator. A paper certificate is mailed at a later date. Pulp samples are stored under conditions that are kept clean and dry to avoid contamination.

Overall, the QA/QC results returned are acceptable; however, they can be improved with implementation of stringent laboratory protocols and procedures, such as a full implementation of a LIMS sample submission and results reporting system to complement the existing LIMS tracking system. In the Qualified Persons’ opinion, the sample preparation, analysis, and security procedures at the Kibali are appropriate for use in the estimation of Mineral Resources.

Mineral Processing and Metallurgical Testing

The Kibali gold processing plant comprises two largely independent processing circuits, the first one designed for oxide and transition ores and the second for sulphide refractory ore. However, both circuits are designed to process sulphide ore when the oxide and transition ore sources are no longer available. The flow sheet comprises crushing, ball milling, classification, gravity recovery, a conventional CIL circuit, flash flotation, also conventional flotation, together producing a concentrate which goes to ultra-fine-grinding and a dedicated intensive cyanide leach. This process consists of well tested technology in the gold industry and is appropriate for Kibali’s style of mineralisation.

The extensive metallurgical testwork campaigns conducted for Kibali demonstrate two distinct behavioural patterns where some ore types exhibit free-milling characteristics suitable for gold extraction by a conventional carbon in leach (CIL) metallurgical process. Other ore types exhibit a degree of refractoriness, where straight cyanidation returns gold dissolutions considered to be too low for optimal plant operation. The reason for this refractoriness is due to the presence of occluded gold particles within sulphide minerals. It is found that a finer grind will expose a portion of this

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additional gold for leaching so that the recovery is enhanced to economically acceptable levels. Each process may be associated with the following standard recovery processes:

•	Free-milling ores – conventional CIL circuit including gravity recovery; and

•	Partially refractory ores – includes a flotation circuit with ultra-fine-grinding (UFG) and dedicated intensive leaching of the concentrate generated.

Within the existing Kibali process plant, ore is blended using both KCD underground ore plus ore sourced from satellite open pits at Kibali. The process plant has demonstrated improvements in throughput capability, performing beyond design capacity of 7.2 Mtpa, at reasonably consistent recovery performance. The variation seen in the recovery performance is partially explained by the ore types being treated, in addition to there being a distinct overall improvement trend with time. See also “Kibali Gold Mine – Mining Operations – Processing and Recovery Operations”.

Mineral Resource and Ore Reserve Estimates

Mineral Resources

The Mineral Resource estimates have been prepared according to the guidelines of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and Minerals Council of Australia (the JORC Code). Randgold has reconciled the Mineral Resources and Ore Reserves to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (the CIM Standards) as incorporated within NI 43-101 and there are no material differences.

QA/QC has been undertaken across the life of exploration to minimise errors. A standard operating procedure outlines Kibali Goldmines’ approach to QA/QC which meets industry best practice. The results from the 2017 QA/QC program show that the performance of the SGS Doko laboratory is meeting industry standards. For the year end 2017 Mineral Resource update, KCD, Sessenge, Gorumbwa, Kombokolo, Pamao, and Pakaka models within the open pit portions have been updated. These updates were required as a result of new drilling data that was added through both grade control and resource definition drilling along with void model completed in Gorumbwa.

Total Mineral Resources for Kibali are estimated to be 126 Mt at an average grade of 3.26 g/t Au for 13 Moz Au in the Measured and Indicated categories and 44 Mt at an average grade of 2.3 g/t Au for 3.3 Moz Au in the Inferred category. A summary of the Kibali Mineral Resources is presented in the following table. These Mineral Resources have been depleted to December 31, 2017 using the mined-out surfaces and voids.

Mineral Resource Statement for the Kibali Mine as of December 31, 2017

Type	Category	*Tonnes (Mt)	*Grade (Au g/t)	*Contained Gold (Moz)	**Attributable Gold (Moz)
Stockpiles	Measured	1.7	1.45	0.080	0.036
	Measured	8.6	2.63	0.73	0.33
Open Pits	Indicated	39	2.11	2.6	1.2
	Inferred	22	1.8	1.3	0.59
	Measured	12	5.57	2.1	0.96
Underground	Indicated	65	3.64	7.6	3.4
	Inferred	22	2.8	2.0	0.91
	Measured	22	4.11	3.0	1.3
	Indicated	104	3.07	10	4.6
Total Mineral Resources	Measured and Indicated	126	3.26	13	5.9
	Inferred	44	2.3	3.3	1.5

1	*Tonnes, grades and contained gold are presented on a non-attributable basis.
2	**Attributable Gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 45% interest in the Kibali Goldmines.
3	The Mineral Resource estimate has been prepared according to JORC Code. Kibali have reconciled the Mineral Resources to CIM Standards, and there are no material differences.
4	All Mineral Resources tabulations are reported inclusive of that material which is then modified to form Ore Reserves.
5	Open pit Mineral Resources are Mineral Resources within the $1,500/oz pit shell reported at an average cut-off grade of 0.6 g/t Au.
6

Underground Mineral Resources in the KCD deposit are Mineral Resources, which meet a cut-off grade of 1.6 g/t Au and are reported in-situ within a minimum mineable stope shape, at a gold price of $1,500/oz.

7	Mineral Resources were estimated by Simon Bottoms, CGeol, an officer of Randgold and a Qualified Person.
8	Numbers may not add due to rounding.

The cut-off grade selected for limiting each of the Mineral Resources corresponds to the in-situ marginal cut-off grade using a gold price of $1,500/oz. For the open pit Mineral Resources, the pit shell selected for limiting each of the Mineral Resources corresponds to a gold price of $1,500/oz. As a result of the optimisation process, this pit shell selection will result in the highest undiscounted net present value of the deposit, at $1,500/oz. Underground Mineral Resources were reported within a minimum mineable stope shape, applying reasonable mineability constraints, including a minimum mining width, a reasonable distance from current or planned development, and a measure of assumed profitability at the

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related resource cut-off grade, thus deemed as having a reasonable prospect of eventual economic extraction.

None of the Qualified Persons is aware of any environmental, permitting, legal, title, socioeconomic, marketing, metallurgical, taxation or other relevant factors, which could materially affect the Mineral Resource estimate.

Ore Reserves

The Ore Reserve estimates have been prepared according to the JORC Code. Randgold has reconciled the Mineral Resources and Ore Reserves to CIM Standards as incorporated with NI 43-101 and there are no material differences.

The Ore Reserve estimates use updated economic factors, the latest resource and geological models, geotechnical inputs, and the latest metallurgical updates. Some inputs were shared across all the operations during the preparation of the Ore Reserve estimates. Ore Reserves were based on the development of appropriately detailed and engineered LOM plans. All design and scheduling work was undertaken to a suitable level of detail by experienced engineers using mine planning software. The planning process incorporated appropriate modifying factors and the use of cut-off grades and other technical-economic investigations. Ore Reserves are stated:

•	as of December 31, 2017;

•	at a gold price of $1,000/oz;

•	as run-of-mine (ROM) grades and tonnage as delivered to the plant;

•	including only Measured and Indicated Mineral Resources.

The year end 2017 (100% basis), the total Proved and Probable Ore Reserves are estimated to be 66 Mt at 4.09 g/t Au, containing 8.7 Moz of gold of which 3.9 Moz are attributable to Randgold.

The Kibali Mine Ore Reserve Statement as of December 31, 2017 is shown in the following table.

Kibali Mine Ore Reserve Summary as of December 31, 2017

Type	Category	*Tonnes (Mt)	*Grade (Au g/t)	*Contained Gold (Moz)	**Attributable Gold (Moz)
Stockpiles	Proved	1.7	1.45	0.080	0.036
	Proved	4.9	2.72	0.43	0.19
Open Pits	Probable	16	2.28	1.2	0.54
	Proved	12	4.97	2.0	0.89
Underground	Probable	31	5.06	5.0	2.3
	Proved	19	4.07	2.5	1.1
Total Ore Reserves	Probable	47	4.10	6.2	2.8
	Proved and Probable	66	4.09	8.7	3.9

1	*Tonnes, grades and contained gold are presented on a non-attributable basis.
2	**Attributable Gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 45% interest in the Kibali Gold Mines. Ore Reserves are reported on a 100% and attributable basis.
3	The Ore Reserve estimate has been prepared according to JORC Code. The Qualified Person has reconciled the Ore Reserves to CIM Standards, and there are no material differences.
4	Open pit Ore Reserves are reported at a gold price of $1,000/oz, except for the KCD pit at $1,100/oz, and an average cut-off grade of 1.0 g/t Au including dilution and ore loss factors.
5	Underground Ore Reserves are reported at a gold price of $1,000/oz and a cut-off grade of 2.5 g/t Au including dilution and ore loss factors.
6	Open pit and underground Ore Reserves were estimated by Mr. Andrew Law, HND(MMin), MBA, FAusIMM (CP), FIQA, MAICD, AFAIM, an external consultant and Qualified Person.
7	Numbers may not add due to rounding.

The year end 2017 Ore Reserve estimate shows a net reduction of 0.49 Moz when compared to the estimate for year-end 2016. This is mainly due to mining depletion, compensated by some positive model changes resulting from infill grade control drilling and various adjustments to economic parameters.

The average dilution for the underground deposits ranged from 1% to 9%, with mining losses estimated at 3% except for some secondary stopes in 5101 and 5102 which were estimated at 10%. The average dilution for the open pit deposits was 11.3% and ranges between 9.6% and 13%. Mining losses were estimated at 3% except for larger void areas in the KCD pit which were estimated at 8%. Stopes mined in 2017 showed an “ore gain” of 4% or approximately 0.4 m thickness. “Ore gain” is material above the cut-off grade that was planned to be mined later in an adjacent stope, but due to overbreak has been mined early. It is assumed that continuous improvement of drill / blast processes will lead to a reduction in this overbreak. “Ore gain” has not been included in the estimation of Ore Reserves.

The Qualified Person has performed an independent verification of the block model tonnes and grade, and in their opinion, the process has been carried out to industry standards. The Qualified Person is not aware of any environmental, legal, title, socioeconomic, marketing, mining, metallurgical, infrastructure, permitting, fiscal, or other relevant factors that could materially affect the Ore Reserve estimate.

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Mining Operations

Mining Methods

Over the LOM of Kibali, a total of 64 Mt of ore at 4.16 g/t Au is expected to be produced over 19 years up to 2036. Ore supplied to the plant during this period, including stockpile changes, will be 66 Mt at an average grade of 4.09 g/t Au resulting in 7.6 Moz recovered at an average processing recovery of 89%. The Kibali open pit operation will continue until 2026 and the underground until 2036. A total of 43 Mt of ore will be mined from the underground operations with a further 22 Mt mined from open pits. In the Qualified Person’s opinion, the parameters used in the Mineral Resource to Ore Reserve conversion process are reasonable.

Open Pits

Open pit mining takes place in a number of satellite pits over approximately 14 km. Some of the pits are relatively shallow and have a short mine life of two years or less such as Pamao and Sessenge, whilst others are deeper and have a longer life of more than two years, such as Pakaka and Gorumbwa. There are six main open pit deposits, KCD, Pakaka, Pamao, Kombokolo, Sessenge, and Mengu Hill, located within an approximately 7 km radius. The KCD pit will be the largest pit at 1.7 km N-S (approximately), 0.8 km E-W and 250 m deep. Mining has now been completed at the Mofu (2015), Mengu Hill, and Rhino (2016) pits, and at the first two pushbacks in the KCD pit (2016). As of December 31, 2017, KCD pushback 3, Pakaka, and Kombokolo pits are the operational pits; Sessenge and Gorumbwa open pits are in the pre-production stage; however, mining of Pakaka is planned to be terminated in 2018, and the next pushback is not scheduled for production until 2020.

Open pit mining is conducted by contractor Kibali Mining Services, a local subsidiary of DTP Terrassement, using either free-dig or conventional drill, blast, load, and haul methods. The mining equipment is jointly owned by a subsidiary of Randgold and the contractor’s parent, which also operates at Randgold’s Loulo-Gounkoto Mine in Mali and Tongon Mine in Côte d’Ivoire.

All the mineral deposits are characterised by the presence of a near-surface groundwater table with the potential for high groundwater inflows into the pits. The possible impacts of ingress of groundwater are investigated prior to mining and during the mining activities. Dewatering well systems are installed for all pits to lower the groundwater level prior to commencement of mining. A system of dewatering trenches are procedurally established prior to commencement of mining in each of the pits, preventing the inflow of any surface water to the active mining areas.

The upper levels of the open pits are usually in weathered material, which typically is free digging material. Once fresh (unweathered) rock is encountered, drilling and blasting is required. Emulsion explosives are supplied as a down-the-hole service by Orica. Free digging in the upper levels uses 5 m high benches, with 10 m benches used for drilling and blasting operations. The 10 m benches containing ore are excavated in three flitches of equal height. Opportunities exist to upgrade and convert the Inferred Mineral Resources within the current pits to Ore Reserves with drilling, but any Inferred Resources within pit designs are not reported as Ore Reserves. When the underground is at full capacity in 2019, a reduction in open pit production will be possible. Under current Ore Reserves, a ramp down of open pit production is scheduled to begin from 2023. The open pit end of life is estimated at year 2026 based on current Ore Reserves. The addition of future open pit Mineral Reserves from additional exploration sites such as Kalimva have the potential to extend surface mining post 2026.

Underground

The Kibali KCD underground mine is designed to extract the KCD deposit directly beneath the KCD open pit. A 50 m crown pillar separates the pit bottom from the top of the underground mine. The underground mine is a long hole stoping operation planned to produce at a rate of 3.6 M ore tonnes per year. Development of the underground mine commenced in 2013. Stoping within the upper levels commenced in 2015, utilising the twin surface decline system for trucking of ore to surface. A vertical production shaft (751 m deep) is scheduled for full commissioning during 2018 following commissioning of the materials handling system completed at the end of 2017. Consequently, underground production is scheduled to peak at 320 kt per month by the fourth quarter of 2018 as annual underground production ramps up to achieve the 3.6 Mt design capacity.

A major pump station has been installed near the shaft bottom with redundant capacity in the pumps and pipelines to the surface. In 2018, the production schedule will see the majority of ore being hoisted up the shaft, but throughout the underground LOM the decline to surface will be used to haul ore from the shallower zones and to supplement the shaft haulage. A significant portion of the capital and access development for the mine is in place. To date, 27 km of capital development and 10 km of waste access development has been completed. The current LOM predicts a further 21 km of lateral capital development and 18 km of waste access development. Ore from stopes is loaded (both by teleremote and conventional manual loaders) from the stopes into the eight ore passes via finger raises on the respective levels. This ore is then transferred by autonomous load haul dumpers into two coarse ore bins and then into two primary crushers, followed by two fine ore bins and independent skip loadout conveyors near the shaft bottom.

The proposed mining methods are variants of long hole open stoping with cemented paste:

•

Primary / Secondary long hole open stoping (primary 28% of Ore Reserve tonnes, secondary 40% of tonnes) is used in the wider zones, with 35 m interval heights where stopes are mined either as single lift or multiple (up to four) lifts, depending on stope geometry and the geotechnical stable span;

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•

Advancing face long hole open stoping (23% of Ore Reserve tonnes) is used in the deepest portion of the mine where the mineralisation has a shallower plunge (approximately. 20° to the NE), where stopes are mined with variable interval heights between 25 m and 35 m to optimise extraction; and

•	Longitudinal open stoping (9% of Ore Reserve tonnes) is used in narrow zones (< 15 m width) with variable interlevel heights between 20 m and 35 m.

No significant failures of the openings in the underground workings have occurred. The rock assessed for the rock mass model is ranked as good to very good. The underground mining operations are currently operated by contractors (Byrnecut) and the contractor operation will continue until approximately mid to late 2018, when the changeover to The Kibali KCD underground mine has a scheduled production rate of 3.6 Mtpa for 10 years. The LOM predicts a long tail of declining production over a further nine years thereafter. The schedule is expected to be progressively optimised to extend the period of the 3.6 Mtpa production rate.

Processing and Recovery Operations

Kibali ore is blended using both KCD underground ore plus ore sourced from satellite open pits at Kibali. The process plant has been treating Kibali KCD underground ore since 2015 and has demonstrated reasonably consistent recovery performance. The flow sheet comprises crushing, ball milling, classification, gravity recovery, a conventional CIL circuit, flash flotation, also conventional flotation, together producing a concentrate which goes to ultra-fine-grinding, and a dedicated intensive cyanide leach. This process consists of industry standard technology and is appropriate for Kibali’s style of mineralisation. The Kibali gold processing plant comprises two largely independent processing circuits, the first one designed for oxide, transition and free milling ore sources and the second for sulphide refractory ore. However, both circuits are designed to be switched to process sulphide ore when the oxide, transition and free milling ore sources have been depleted.

The oxide ore is recovered through a standard crushing, milling, and gravity plus CIL operation.

The sulphide ore requires: crushing; milling; flotation; UFG; a pumpcell circuit preceded by a three-tank gravity flow pre-oxidation circuit to passivate cyanide consuming sulphides as well as liberate the gold. The first two tanks are subject to highly intensive oxidation with cyanide being introduced into the third to fifth tanks for pre-leaching, where the resultant product gravitates to a pumpcell Carbon-in-Pulp (CIP) circuit with high concentrations of activated carbon. The pumpcell residue stream may still contain some residual gold which is then pumped to the main CIL circuit for final leaching to scavenge the remaining leachable gold. The flexibility of the plant design allows for an extended pre-oxidation and pre-leach step within the CIL occurring after the initial pre-oxidation circuit but prior to the stream being routed to the pumpcell circuit.

Most of the ore bodies contain some extent of free native gold, which means it is large enough to recover via a density separating step which is performed with Knelson gravity concentrators during the milling cycle.

The processing plant rated throughput is 3.6 Mtpa of soft oxide rock ore through the oxide circuit and 3.6 Mtpa of primary sulphide rock ore through a parallel sulphide circuit. Once the plant is sulphide only, the capacity is 7.2 Mtpa of sulphide ore. Kibali’s operational performance has demonstrated that the process plant is fully capable of its design capacity, and further modifications to the mills with an increased motor size coupled with a decreased inlet trunnion size has allowed for an even greater power draw and hence higher throughputs. The plant has the capacity to make the stated through-put based on historic throughput for the oxides and sulphides.

The oxide circuit has the following processes: primary crushing; an optional secondary hybrid roll type crusher for the harder transitional and free-milling sulphide ores; milling; cyclone classification; gravity concentration; flash flotation; CIL; and tailings disposal. The sulphide circuit has the following processes: primary and secondary crushing; milling; cyclone classification; gravity concentration; flash flotation; conventional flotation; UFG of the concentrates; pre-oxidation circuit; pumpcell adsorption circuit to recover gold from the concentrates; and tailings disposal.

The loaded carbon from the pumpcell circuit, that is, from the concentrate leach and carbon in pulp together with carbon from whole-ore leach, are treated in independent elution circuits, followed by electro-winning of gold eluate. Once the oxide, transition and free-milling ore sources have been depleted, the existing oxide plant can be converted to a parallel sulphide circuit, which will necessitate the expansion of the concentrate handling and pumpcell circuits. There are two flotation circuits already present in the plant. Kibali further expanded the original fine-grind section in the 2017 sulphide expansion project by adding an additional four ultra-fine-grind mills, making eight in total.

Overall, the actual process plant gold recovery in 2017 varied monthly from 80.2% to 85.6%. The average gold recovery in 2017 was 83.4%. Recovery for 2018 is expected to be 84%, increasing to 87% in 2019, and 89% in subsequent years based primarily on a shift away from a blended ore feed to one that will be dominated by the KCD and better recovery ores for Gorumbwa deposit. The Kibali processing facility has largely seen improvements in its operational performance on a year by year basis, both in terms of throughput capacity. However, this performance extends to overall gold recovery.

Actual plant operating costs for 2016 and 2017 are denoted in the following table, in line with budget forecast.

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Kibali Actual Process and Plant Engineering Operating Costs for 2016 and 2017

Cost	Units	2016 Actual	2017 Actual
Fixed Cost
Consultants	$’000	203	347
Contractors - Assays	$’000	1544	1,588
Contractors - Oxygen	$’000	1735	1,634
Equipment Hire	$’000	3299	2,852
General Costs	$’000	6655	6,903
Gold Refining	$’000	3233	3,917
Labour	$’000	4896	5,734
Stores - Other	$’000	391	1
Total Fixed	$’000	21,956	22,976
Tonnes Processed	kt	7296	7,619
Total Fixed	$/t	3.01	3.02
Variable Costs
Power	$/t	3.90	4.49
Reagents - Cyanide	$/t	3.10	2.80
Reagents - Lime	$/t	1.20	0.60
Good Issues - Caustic Soda	$/t	0.67	0.58
Good Issues - Activated Carbon	$/t	0.16	0.09
Reagents - Other	$/t	2.01	2.02
Stores - Grinding Media	$/t	0.81	0.96
Stores - Liners	$/t	0.41	0.43
Stores - Screens and Panels	$/t	0.01	0.10
Total Variable	$/t	12.27	12.07
Total $/ t	$/t	15.28	15.09
Plant Engineering	$/t	3.79	3.62
Combined Plant & Engineering	$/t	19.07	18.71

LOM processing costs have been budgeted at $17.24/t (which included plant engineering cost). The actual costs for 2017 were $18.71/t, with the key improvements over the LOM being the two hydropower stations that have been brought online in 2018 and 2019, which will drop power cost by approximately $1.30/t. Further to this, cyanide consumption has been optimised to a level of $2.50/t for the LOM (2017 levels being $2.80/t) as the plant operations are stabilised.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Infrastructure in the DRC is generally poor as a result of limited investment in maintenance, upgrades and extensions of the road networks established during colonial times. The Kibali site is located 185 km from Arua on the border with Uganda and all transport links take place through Uganda from Kenya, Sudan, and Tanzania. Most supplies come from Mombasa (1,800 km); however, Dar es Salaam (1,950 km) and Port Sudan provide alternative ports. The routes to the border with DRC are paved. The arterial road between Arua and the site is unpaved but has been upgraded and serves as the main material access route to site for the operations. Local roads are in a very poor states of repair. Supplies typically require two weeks to arrive from Mombasa. Internal roads provide access to various infrastructure areas, including roads to the TSF, Explosives Storage, Land Fill Site, Mine Villages (Senior and Junior), Central Mine Offices, Shaft Collar Area, Open Pit Mining Central Operations Area, general mining operations areas, new exploration areas, various water boreholes, and overhead line routes. Daily flights with international air carriers are available from Entebbe. Charter flights between Entebbe and the (unsealed) airstrip at the mine are available, when required. Surface water run-off is high, due to high intensity rainfall events and an undulating landscape.

The primary source of raw water is rain and spring water catchments with a dam top-up from a borehole system and final backup from the Kibali River. Raw water is collected and stored in the raw water dam, which has a storage capacity of 9,500 m3. A system of bund walls and dewatering trenches has been established. The network of drainage channels is used to discharge water intercepted by the perimeter drains to the Kibali River via a series of settling ponds. The processing plant is supplied by return water from the tailings storage facilities (TSFs), thickener overflow, and storm water. The operational camp has an independent water purification plant and storage facility.

Two TSFs exist at Kibali: one for the CIL tails and one for the Flotation tails. The tailings from all ore and concentrate that have been processed using cyanide leaching are pumped to the Cyanide Tailings Storage Facility (CTSF) which is an above ground storage facility lined with high-density polyethylene (HDPE). The benign tailings from the flotation circuit treating the sulphide ore is pumped to the Flotation Tailings Storage Facility (FTSF) which is a valley fill dam formed by an embankment across a nearby valley. This does not have an installed HDPE lining. Approximately half of the sulphide tailings generated will be used to produce paste backfill for the stoping operations. A paste fill plant filters the sulphide tailings, which are mixed with cement to form a paste fill that is delivered to the underground via a distribution pipe network from the surface.

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Kibali is totally dependent on its own power generation facilities for the supply of electrical power. There are three separate thermal power stations that each have twelve 1500 kVA Cat diesel generators. For purposes of reducing Kibali’s reliance on thermal generation and reducing the mine operating costs, several feasibility studies were undertaken for the justification of regional hydropower installations. To date two such plants have been installed with a third nearing completion. These have had a marked effect on reducing the unit power operating cost on a $/kWh basis.

The hydrostation installations are Nzoro 2 (four 5.5 MW turbines), Ambarau (two 5.3 MW turbines), and Azambi (two 5.3 MW turbines). Nzoro 1 is pre-existing legacy hydrostation built in the 1930s and has a capacity of less than 1 MW. It was refurbished by Kibali Goldmines as part an agreement with SOKIMO, such that the produced power is dedicated to providing power to the local communities. Nzoro 2 was commissioned successfully, being implemented at the same time as the main Kibali mine development project. The Ambarau hydropower generation plant was completed subsequent to the commissioning of Nzoro 2 in January 2017. The Azambi hydropower generation plant is scheduled for completion in Q3 2018. Therefore, the system has a potential capacity of 44 MW of hydropower (at peak) and 32 MW of thermal Gen-sets. Actual hydro generation capacity is season dependent:

•	Maximum Capacity (32 + 44) MW

•	Minimum Capacity (32 + 10) MW.

The load demand of the mine is not constant, and the average power consumption will be approximately 40 MW.

Environmental, Permitting and Social Considerations

An independent Environmental and Social Impact Assessment (ESIA) for the Kibali mine was completed as part of the Kibali Goldmines Feasibility Study completed in December 2012. Subsequently, ESIAs for various Project extensions and new elements were completed over the next four years and these were consolidated in 2016. An Environmental Adjustment Plan (EAP) has been approved by the Direction de Protection de l’Environnement Minier (DPEM) with the purpose of describing any measures that have been or will be taken for the purpose of the protection of the environment. An environmental management plan is in place, and the Kibali operations are ISO 14001:2015 compliant and independently audited to continuously improve environmental management. The site is also audited against the requirements of the International Cyanide Management Code.

Waste rock is generated and disposed of close to the open pits. The waste rock characterisation assessment returned a negative acid generating status. Waste rock is used to build various infrastructural platforms on site, while the remainder is stockpiled on surface or deposited in stopes as backfill. The waste rock has been demonstrated to have moderate to high acid neutralising capacity for the majority of lithologies tested. Tailings are generated from the plant and disposed of in two separate tailings storage facilities, the FTSF and concentrate TSF (CTSF), which consists of the CTSF1 and CTSF2. The CTSF is lined and contains materials which are acid producing and which also contain cyanide residues and materials with a higher arsenic content. The CTSF is due to be extended and authorisation for this will be applied for in 2018. A portion of tailings is currently used for paste backfill in the underground KCD operation, which will be at full capacity in 2018.

Routine environmental monitoring takes place across the site, including dust deposition, noise, arsenic, and weak-acid dissociated cyanide sampling, TSF seepage water and tails streams as well as sample collection of drinking water, ground water, surface water and the TSF borehole water. Environmental incidents are noted in a register which forms part of the Environmental Management System; the causes and responses are identified, and once completed, the incident is closed out. There were no reported major incidents in 2017.

A comprehensive water balance model has recently been developed for the site, which models flows, inputs and losses across the complex site, including the open pits and underground workings, plant, TSF, water management structures, offices, camp, and treatment facilities.

The original vegetation of the Kibali Project area has been largely transformed through human activity. Three plant species were recorded within the Kibali Project area which are considered to be of conservation significance by the International Union for Conservation of Nature. No faunal species of international conservation significance were identified during the surveys. Despite human pressure, both the gallery forest and the moist savannah are in fairly good condition and are home to several habitat specific species. Biodiversity monitoring is ongoing, such as the use of camera traps to detect fauna within the concession. The Biodiversity Management Plan is being updated to reflect additional information on the biodiversity which has been collected. The mine site lies around 65 km south of the Garamba National Park, which lies on the border with South Sudan. A partnership with the Park has been established to support the Park’s goals. This partnership provides a wider strategic support for game protection from poachers from the north, and connections with local enforcement networks.

Mine closure costs are updated each year, with increases or decreases in disturbed areas noted and costed; the current cost for rehabilitation and closure of the mine according to the calculation model is $32 M.

The mine is a significant employer to members of the local communities. The mining operations contribute to extended life-of-mine, employment of local Congolese and the growth of the DRC economy. Kibali Goldmines’ policy is to promote nationals to manage the Kibali Project. The policy of promoting local employment also extends to its contractors. Overall, local employees’ number 4,917 out of a total workforce of 5,377 employer and contractor employees. Local procurement is also promoted and is a contractual requirement for contractors.

Due to the construction of the Kibali Project, it was necessary to resettle approximately 17,000 people from the immediate Project area, referred to as the Exclusion Zone. Furthermore, the Kibali Project displaced around 134 items of community infrastructure, including 13 communal agricultural projects, five communal business/commercial facilities, 12 education facilities, 19 health facilities, nine recreational/community facilities, 39 religious

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facilities and 41 water sources. This approved resettlement plan was carried out in 2012 and 2013. A Gorumbwa Resettlement Action Plan was initiated in 2016 to allow for future mining. So far, 1,329 households have received cash compensation, 1,397 houses are in various stages of construction, 144 nearing completion, 706 are inhabited and 42 completed, awaiting physical movement.

Stakeholder engagement activities, community development projects and local economic development initiatives contribute to the maintenance and strengthening of Kibali Goldmines’ social license to operate. A grievance mechanism is in place, and all registered grievances in 2017 were successfully resolved. Artisanal mining remains a concern in the Kibali Permit area and the mine is working with provincial authorities to eliminate artisanal and small-scale mining within the permit areas. The Qualified Persons consider the extent of all environmental liabilities to which the property is subject to have been appropriately met.

Capital and Operating Costs

Capital Cost Estimates

Kibali is an on-going combined open pit and underground mining operation with the necessary facilities, equipment, and manpower in place to produce gold. The open pit and underground LOM and capital and operating cost estimates have been completed in sufficient detail to be satisfied that economic extraction of the Proved and Probable Ore Reserves is justified.

The underground development and the shaft completion ($132.2 M), along with the completion of the second and start of the third hydropower stations, were the key capital projects for 2017. Additional capital expenditure was incurred on the expansion of the Ultra-Fine Grind capacity, plus deferred stripping at both Kombokolo and Pakaka satellite pits, the Gorumbwa Resettlement and rebuild costs to the open pit mining fleet.

The majority of the capital cost estimates contained in this report are based on quantities generated from the open pit and underground development requirements. Capital expenditure over the remaining LOM is estimated to be $370.6 M, made up from the allocation of costs as summarised in the following table.

Kibali LOM Capital Expenditure

Description	Value($ ‘M)
Construction and Project Capitals	22
Ongoing Capital	99
Underground Capital Development and Drilling	203
Pre-Production Capitalised	9.3
Exploration Capitalised	5.4
Rehabilitation/Mine Closure	32
Total LOM Capital Expenditure	371

Operating Cost Estimates

Kibali maintains detailed operating cost records that provide a sound basis for estimating future operating costs. Costs used for the open pit optimisations were derived from the mining contractor’s pricing of the open pit LOM schedule. Owners cost were also added for underground operations as of the third quarter of 2018 in preparation for the move to owner operations underground. Labour costs for national employees were based on actual costs. Local labour laws regarding hours of work, employment conditions were also considered and overtime costs included. During 2017, costs for processing and general and administration were updated based on actuals adjusted with the latest forward estimates, production profiles and manning levels. Customs duties, taxes, charges and logistical costs have been included. Unit costs used to estimate LOM operating costs are summarised in the following table. The annual fluctuation in production levels is relatively low, such that the effect of fixed versus variable expenses is minimised. For the underground mine, operating costs have been derived from 2017 actual costs for Kibali. LOM costs have been adjusted to reflect operational changes including the move from contract mining to owner operations during 2018.

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Kibali LOM Unit Operating Costs

Activity	Units	Value
Open Pit Mining - Kibali	$/t mined	3.27
Open Pit Mining - Kibali	$/ore tonne mined	21.62
Underground Mining	$/t mined	34.46
Underground Mining	$/ore tonne mined	35.88
Stockpile Movement	$/t milled	0.30
Processing	$/t milled	17.20
G&A	$/t milled	7.78
Mining Total	$/t milled	30.40
Total LOM Net OPEX	$/t milled	55.58

The LOM has been prepared on the basis that the underground mining activities will transition to an owner operated mine during 2018. It is assumed that current contract prices will remain unchanged for mining activities performed by a contractor such as open pit mining and the underground development and production. Cost inputs have been priced in real Q4 2017 dollars, without any allowance for inflation or consideration to changes in foreign exchange rates. The Qualified Persons are satisfied that the open pit LOM and cost estimates have been completed in sufficient detail to justify the economic extraction of the open pit Proved and Probable Ore Reserves.

The Qualified Persons are satisfied that the underground LOM and cost estimates have been completed in sufficient detail to justify the economic extraction of the underground Proved and Probable Ore Reserves.

Economic Analysis

Randgold is not required to provide an economic analysis under NI 43-101 as the Kibali property is currently in production, Randgold is a producing issuer, and there is no material expansion of current production. The Qualified Persons have verified the economic viability of the Ore Reserves via cash flow modelling, using the inputs discussed in the Kibali Technical Report.

Exploration, Development and Production

For a detailed description of Randgold’s current and contemplated exploration, development and production activities in respect of the Kibali Project, readers are referred to the Randgold 20-F and Randgold Interim Report. See also “Kibali Gold Mine – Exploration”.

Loulo-Gounkoto Mine Complex

Overview

The scientific and technical information below with respect to the Loulo-Gounkoto Gold Mine Complex (Loulo-Gounkoto or the Loulo-Gounkoto Project) has been derived from, and in some instances extracted from, a NI 43-101 technical report entitled “Technical Report on the Loulo-Gounkoto Gold Mine Complex, Mali” with an effective date of December 31, 2017 and an issue date of September 18, 2018 (the Loulo-Gounkoto Technical Report) prepared by Rodney B. Quick, MSc, Pr. Sci.Nat, Simon Bottoms, CGeol, MGeol, FGS, MAusIMM, Richard Quarmby, BSc, Pr Eng, C Eng, MSAIChE, MIoMMM, MBA, Derek Holm, BSc, FSAIMM and Graham E. Trusler, Msc, Pr Eng, MIChE, MSAIChE, each of whom approved the scientific and technical information contained in this summary that was derived from or extracted from the portion of the Loulo-Gounkoto Technical Report that such person authored, and is a Qualified Person.

A copy of the Loulo-Gounkoto Technical Report can be found under Randgold’s profile on SEDAR at www.sedar.com to obtain further particulars regarding the Loulo-Gounkoto Project. Figures or charts referred to in this summary but not reproduced in the following summary may be viewed in the Loulo-Gounkoto Technical Report. Table references are to tables in the Loulo-Gounkoto Technical Report, certain of which are reproduced in this summary. Technical information in this summary regarding the Loulo-Gounkoto Project should be read in the context of the qualifying statements, procedures and accompanying discussion within the complete Loulo-Gounkoto Technical Report and this summary is qualified in its entirety by the Loulo-Gounkoto Technical Report.

Project Description, Location and Access

Project Setting

Loulo-Gounkoto is situated in western Mali adjacent to the Falémé River which forms the international boundary with Senegal. The Republic of Mali is a landlocked country and is bordered by Guinea, Senegal, Mauritania, Algeria, Niger, Burkina Faso, and the Cote d’Ivoire. The Loulo-Gounkoto Project area is located 350 km west of the capital city of Bamako, 220 km south of Kayes and to the NW of the nearest town Kenieba.

The Dakar to Bamako Millennium highway crosses the Loulo-Gounkoto haul road, approximately 6 km north of the Gounkoto pit. This highway serves as the primary access point for the mine and provides excellent road transport links with the rest of the country as well as to Senegal for

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which the border is within 3 km of the mine. A 1.5 km laterite airstrip is present within the Loulo Permit which can accommodate small to medium sized aircraft and has been awarded full certification by the transport authorities in Mali. Charter flights are arranged from the site to the capital Bamako, which is served daily by commercial flights from European cities. The Loulo and Gounkoto areas are currently 261.23 km2 and 99.95 km2 respectively, for a total area of 361.18 km2. The Loulo-Gounkoto Project falls within the Central Arrondissement of the Kenieba District which is one of the 10 districts of the Kayes Region.

Loulo consists of multiple mineral deposits including; Yalea, Gara, Loulo 3, Baboto, Gara West, P129, P125L3, P129QT, Loulo 1, Loulo 2 and L2-L3 Gap, P125L3, and PQ10. Gounkoto consist of multiple mineral deposits including; Gounkoto and Faraba.

Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements

The Loulo mine is within the Loulo Exploitation Permit (the Loulo Permit). The original Loulo Permit was granted by Decret No. 96-048/PM-RM 9, on the February 14, 1996 and covered an area of 48 km2. The Loulo Permit was amended by Decret No. 99-193/PM-RM dated 15th July 1999 and extended the size of the Loulo Permit to 372 km2. The Loulo Permit was amended by Decret No. 2012-311 /P-RM on June 21, 2012 which reduced the size of the Lolo Permit as the portion surrounding the Gounkoto Mine was transferred to a new Exploitation Permit. The Loulo Permit, that covers the Gara and Yalea underground Ore Reserves and the Baboto, Gara West and Loulo 3 open pit Ore Reserves, remains in force for a period of 30 years after which it is renewable if production is still taking place.

In 2010, Randgold applied and was granted the new Gounkoto Exploitation Permit (the Gounkoto Permit), which was split from the Loulo Permit, to form a separate entity, Société des Mines de Gounkoto SA (Gounkoto SA) under Decret No.2012-431/PM-RM DU dated August 3, 2012. The Gounkoto Permit, that incorporates the Gounkoto and Faraba Reserves, is valid for 30 years. In 2017, the Baboto North deposit was purchased by Endeavour Mining Corporation. This resulted in a minor change to the Loulo Permit. An updated Decret number has not yet been generated by the Malian Government, but it should be created imminently.

The Loulo-Gounkoto Establishment Convention regulates the fiscal conditions under which the Loulo and Gounkoto mines operate and is based on the1991 Mining Code. A 6% royalty is payable to the Malian government based upon production together with a corporate tax rate on profits at 30% and a minimum of 0.75% on gross revenues if a loss is made. Loulo received a received a five year tax holiday from first commercial gold production in October 2005. Gounkoto received a two year tax holiday from first gold production in 2013 and has since received governmental approval for use of 50% corporate tax reduction for the next four years to support its development of a super pit. The convention includes exoneration on fuel duties for the life of the Loulo-Gounkoto Project and on import duties for three years from the start of first gold.

In the Qualified Persons’ opinion, all appropriate permits have been acquired and obtained to conduct the work proposed for the Loulo-Gounkoto property. The Qualified Persons are not aware of any risks that could result in the loss of ownership of the deposits or loss of the permits, in part or in whole. The Qualified Persons are not aware of any other significant factors and risks that may affect access, title, or the right of ability to perform work on the Loulo-Gounkoto property.

History

Gold potential was first recognised by Syndicat Or joint venture between the Malian Direction Nationale de la Géologie et des Mines and the French Bureau de Recherches Géologiques et Minières (BRGM). The Gara gold deposit was discovered in 1981 by the Syndicat Or joint venture. In 1992, BHP Minerals Mali entered into an agreement with Société des Mines de Loulo for a joint venture that developed the Gara deposit into a Mineral Resource that was deemed sub-economic at the time.

During 1996, Randgold acquired BHP Minerals Mali and undertook additional regional exploration which resulted in the discovery of Yalea, the second of two deposits that make up the Loulo Mine, in 1997. In 2003, a feasibility study was undertaken at Loulo on a 12 Mt at 3.60 g/t Au for 1.4 Moz Ore Reserve which led to the construction of an open pit mine in 2004. The Loulo underground mine passed through feasibility study stage in 2005, with development beginning in 2006 and first gold being produced in 2005. The first gold from Gara underground was produced in 2011. Some open-pit near surface oxide mining of soft material was undertaken at some of the minor satellite deposits at various times to feed the plant as required.

Gounkoto was discovered through regional exploration in 2009 with first gold being produced at the Gounkoto open pit in 2011. As a result of the discovery of Gounkoto, in 2010 Randgold applied for and was granted the formation of a new exploitation licence that covered the southern half of the former Loulo permit and included the Gounkoto and Faraba deposits. During 2016, an independent underground pre-feasibility study was completed as well as a new open-pit design for the Gounkoto “Super-Pit” which incorporated significant push backs and deepening that converted some underground resources and reserves into open-pit resources and reserves.

Geological Setting, Mineralization and Deposit Types

Loulo-Gounkoto is located within the Kedougou-Kenieba erosional inlier. The inlier is unconformably overlain by Upper Proterozoic sandstones towards the east and further south. The Kenieba inlier contains several significant gold deposits including Sadiola, Yalea, Segala, Tabakoto, and Gounkoto deposits in Mali, and Sabodala in Senegal. The Senegal-Mali shear marks a major break in the geology from shelf carbonates with the Falémé ironstone unit in the west to the sedimentary sequences of the Kofi formation in the east. Loulo-Gounkoto is predominately underlain by the Kofi formation consisting of greywacke, sandstone, argillaceous sandstone, calcareous sandstone and tourmalinised sandstone, sheared greenstone units. This geological setting is the primary host of mines in Burkina Faso, Ghana, Mali, Niger, and Senegal. These deposits tend to have significant

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strike and depth potential, with exploration concentrating on delineating strike and depth extent, followed by infill drilling within the zones of better continuity and grade.

At Yalea, the main mineralised body is a hosted by the Yalea Shear, where it is intercepted by the Yalea Structure. The Yalea Shear is a brittle-ductile, north-south striking, mineralised fault that transects the Yalea Structure, which is a complex, north to north-northeast striking shear zones. The Yalea mineralisation is predominantly hosted in hydrothermally brecciated argillaceous pink quartzites situated. A higher grade “Purple Patch” zone is observed in a dilatational strain transfer zone formed as the western dip of the upper mineralised system steepens, forming hydraulic breccias. Economic levels of gold mineralisation are almost exclusively associated with paragenetically late sulphide veins, breccias and zones of massive sulphides. Higher grade material commonly contains sulphide veins which cut the various generations of albite ± carbonate alteration. There is a strong correlation between sulphide intensity and gold mineralisation with the dominant sulphide phases consisting of pyrite (abundant), arsenopyrite and minor chalcopyrite. The sulphides can be disseminated or massive along fabric.

Yalea mineralisation, remains open at depth and to the south with potential for significant high-grade extensions. To the south of the “Purple Patch” zone the Yalea Shear forms a sub-horizontally plunging transfer zone where the competency contrast of the footwall argillaceous quartzites (SQR) contact causes a transfer of strain associated with normal movement. Consequently, this transfer creates dilatational hydraulic breccias with the potential to host significant high-grade extensions.

Gara (previously known as Loulo 0) is hosted within an intensely tourmaline greywacke unit which outcrops on surface due to its high resistance to weathering. The geometry of the mineralisation is subjugated by the strike slip shearing on Senegal-Mali shear. This shearing has resulted in folding, fracturing, brecciation, and subsequent development of a quartz-carbonate vein stockworks within the brittle-ductile tourmaline altered greywacke forming what has been termed quartz tourmaline (QT) unit. On a regional scale the Gara deposit spans the hinge of a broad open fold with a gently-plunging north-south trending axis. On the deposit scale the upper limb of this fold dips has a westerly dip, whereas the lower limb dips east.

The distribution of gold grade in long section reflects the varying degrees of fracturing, brecciation, and subsequent development of a quartz-carbonate vein stockworks from multiple generations of folding. Gold mineralisation is strata-bound and hosted predominantly within the quartz-tourmaline stockwork veins, which are enveloped within footwall greywackes and hanging wall sandstone. Higher gold grades values typically occur where the intensity of tourmalisation and stockwork veining are strongest. The sulphide assemblages predominantly consists of disseminated auriferous pyrite with minor chalcopyrite, scheelite, and nickeliferous sulphides.

In the open pit area, the high-grade mineralisation is concentrated along the sub-horizontal fold hinge axes, whereas within the underground area, high-grade mineralisation plunges shallowly southward, parallel to the large scale open warp fold axis . These differential orientations of mineralisation are a result of the earlier, deposit scale warping locally influencing the geometry of the superimposed “S folds” during their formation.

Baboto is a shear hosted deposit situated along a north-south striking shear structure located approximately 14 km NNE from the Yalea deposit. Baboto is dominated by a thick sequence of metasediments and structural breccias. The main shear zones are vertical to steeply west dipping at Baboto South and sub vertical in Baboto Centre. Gold mineralisation is mainly associated with the finely disseminated pyrite occurring in the brittle-ductile shear breccias, which generally have a lensoidal shape defined by a series of sub-parallel north-south shears that follow key lithological contacts.

Loulo 3 is located 4 km north-northeast of the Yalea mine. Loulo 3 consists of three mineralised zones: a north-northwest trending main zone (MZ1) which is situated on the Loulo 3 structure and is transected by the north-northeast striking main zone (MZ2), which is situated on the Yalea structure, and the third small sub parallel northwest striking footwall zone. Mineralisation consists of a mixture of quartz and hematite veinlets hosted in a zone of silica-carbonate alteration within local tourmaline alteration in the south. The distribution of high-grade zones is controlled by the narrowing of the host stratigraphy package, which focuses strain and fluid flow, causing the hematite rich Yalea Structure to interact with the silica-carbonate Loulo 3 Structure particularly within MZ2. Gold bearing sulphides predominantly consist of pyrite and arsenopyrite, with chalcopyrite occurring as a late non-gold bearing phase. Gara West is located 200 m west of the pit at Gara and is characterised by predominantly shear and breccia hosted mineralisation within a medium to coarse grained sandstone unit that is variably altered with tourmaline, chlorite, and silica-carbonate. The sandstone hosts four mineralised lodes striking NNE and dipping moderately westward. The gold mineralisation is strata bound as it has been preferentially altered with tourmaline (and silica-albite), due to the increased porosity of the protolith, relative to the bounding limestone in both the hanging wall and footwall. Other minor satellite deposits are present within the Loulo Permit; these exhibit similar geological characteristics to the other major deposits outlined above.

Gounkoto is a large NNW trending shear zone, with a complex assemblage of ductile shear breccias, shears, and faults characterised by a stepped geometry, with wider zones of mineralisation generally seen on the NW trending structures and narrower zones on the north-south trending structures. This is believed to be related to dilation across these structures in a strong sinistral strain environment. The mineralisation is generally hosted in a siliceous ‘Rose Quartzite’ (QR) unit. The mineralisation is subdivided based on the structural and lithological characteristics. From north to south, these are:

•

Northern Zone: a narrow package of limestone-hosted mineralisation between hanging wall and footwall shear zones striking NNE and dipping steeply to the east. Mineralisation is of intermediate thickness and grade relative to the rest of the deposit;

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•

Jog Zone: a broad assemblage of repeated stacked gritty QR units, structurally offset from one another creating a stepped geometry, generally striking NNW. Upright flower structures have created an apparent thickening of units, forming wide mineralised zones of high-grade;

•

Pinch Zone: a narrow package of QR-hosted mineralisation between hanging wall and footwall shear zones striking NS and dipping steeply east close to the surface but shallows in dip at depth. The mineralisation is generally narrow and low-grade;

•	Wrench Zone: a broad package of QR-hosted strongly mineralised lodes between hanging wall and footwall shear zones striking NW and dipping 40° to 50° east; and

•

Southern Zone: a narrow package of QR-hosted mineralisation between hanging wall and footwall shear zones striking NS and dipping steeply east. The mineralisation is generally narrower and lower grade than the Northern and Wrench Zones.

The Faraba deposit strikes north-northwest and is comprised of several zones of gold mineralisation hosted within and along the contacts of north-south striking, coarse grained, gritty sandstone units (lithic wackes) in a package of sheared argillaceous sediments. Lithologic layering (transposed bedding) dips steeply westward; however, the mineralised zones dip steeply to the east. The mineralisation terminates where the Faraba Structure meets the argillite units on either side of the sandstones. The resulting mineralisation occurs as numerous silica-carbonate and secondary iron oxide altered sub vertical panels with narrow east-west dimension, each containing sub-horizontal to shallow plunging zones of higher grade. Gold mineralisation is dominantly hosted by pyrite, with local magnetite, chalcopyrite, arsenopyrite and pyrrhotite.

Exploration

The Loulo-Gounkoto Project has been explored by Syndicat Or and the BRGM and more recently by BHP Minerals Mali. Since Randgold’s acquisition of the Permit in 1996, significant exploration has been undertaken to develop both brownfields and greenfields targets. Sampling has primarily been undertaken through RC drilling, along with DD and trenching. Rotary air blasted (RAB) drilling has also been undertaken on some early stage exploration targets, although RAB drilling is not included in the Mineral Resource estimate.

Exploration at Loulo-Gounkoto is focused on advancing both brownfields and greenfields targets. Brownfields exploration involves testing underground and open pit extensions of the current Mineral Resources for high-grade mineralisation based on the respective structural model. The current exploration concept has been proven to be effective, with both the discovery of Gounkoto and the successful replenishment of depleted Mineral Resources and Ore Reserves at both mines. See also “Loulo-Gounkoto Gold Mine Complex – History”.

Drilling

RAB, RC, and DD have been used at Loulo and Gounkoto, although RAB drilling is not used for Mineral Resource estimation. Outcrop, soil, and trench samples are also used for early stage exploration. Selected trench data is used for resource estimation, and the sampling parameters are the same as utilised for RC drilling. A February 2015 independent Mineral Resource audit by QG Australia Ltd. (QG) deemed that the data collection procedures follow industry standard practices. All soil sampling, mapping, trenching, and geological supervision of drilling has been conducted by Randgold geologists. The Loulo-Gounkoto Technical Report presents the known drilling by year, company, and type at Loulo and Gounkoto Permits. An example of the drill density by deposit is also detailed in the Loulo-Gounkoto Technical Report.

Drill holes are planned in Vulcan and Micromine software. Consideration is given to the orientation of the drilling in relation to the geological structures, to provide for unbiased sampling. Surface drill holes are principally planned to intersect the mineralisation perpendicular to the main body of mineralisation. The planned collar location is marked by the mine surveyor using a differential GPS. If required, the drill pad is cleared around the collar marker to ensure sufficient room is available for the drill rig, auxiliary vehicles, and sample collection.

Underground drill collars, as well as back sights and foresights, are surveyed using total station underground survey instruments, and marked on the drift walls, by the Loulo Mine surveyors. If the drill hole is to be completed using diamond drilling, then a sump is dug in one corner of the pad to collect the drilling returns. The sump is fenced off with a temporary barrier and security tape. The senior geologists, drill contractor, mine planner, mine surveyor and mineral resource manager all sign off on the drill hole plan prior to initiating drilling.

There are three categories of drilling at Loulo-Gounkoto:

•	Exploration Drilling – wide spaced exploratory and resource definition drilling. This category will include diamond drilling with RC pre-collars (RC_DDH);

•	Advanced Grade Control Drilling – consists of wider spaced drilling to position underground Footwall (FW) drives and for Mineral Resource upgrades in the open pits; and

•

Infill Grade Control Drilling – used for final production definition for Measured Mineral Resources / Proved Ore Reserves; generally, Loulo-Gounkoto inventory of infill grade control drilling is some three to six months inventory for open pit and approximately 18 months for underground.

Randgold primarily uses Boart Longyear Canada for underground and surface drilling. Initial drilling at Loulo was completed by West African Drilling

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Services. Some minor Gounkoto grade control drilling is completed by a local contractor, DCS Mali SARL. Core sizes are HQ (63.3 mm core diameter) in saprolite (oxides) and NQ (47.6 mm core diameter) in the unweathered rock. On completion of drilling, all diamond holes are photographed. Core recoveries are generally good, with an average of 97.4% recovery in the unweathered rock, 84.6% recovery in the transitional zone and 76.0% in the saprolite zone. Average recovery in the mineralised zones was 97.6% with a range of between 80% and 100%.

RC drilling has been used historically in the open pit but is no longer used at Yalea and Gara underground operations. RC drilling is still used at other open pit operations and brownfield exploration. RC drilling is used at Gounkoto for grade control and exploration/resource development. RC drill holes to date have been drilled at a 5.5 inch / 140 mm diameter which produces approximately 25 kg of material per 1 m sample interval. The RC drill rods are 3 m in length. Resource infill and grade control drilling is resulting in local changes to the geological interpretation and modelled grade.

In the Qualified Persons’ opinion, the drilling and sampling procedures at Loulo-Gounkoto are robust, suitable for the style of mineralisation and are at or above industry standard practices. Regular reviews, external audits and training are undertaken to ensure that this remains so. The average drill core recovery is 97.4% in the unweathered rock, 84.6% in the transitional zone and 76.0% in saprolite zone. The average recovery in the mineralisation was 97.6% with a range of between 80% and 100%. There are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

Sampling, Analysis and Data Verification

The sample boundaries of drill core are determined based on geology and alteration and most often varies from 0.8 m to 1.2 m. Half core is used whenever possible. Historically, quarter core was only used when there is a requirement for a duplicate assay or if another analysis type was required for the same interval. More recently metallurgical samples are taken from dedicated metallurgical drill holes or from coarse reject material. RC samples are collected on the rig in one-meter intervals and passed through two Gilson splitters to create 2 kg to 3 kg samples. Wet samples are dried before being split. All samples submitted for analysis are prepared and analysed at the independent SGS Loulo laboratory, which is managed and self-certified by SGS and located on the Loulo mine site.

Grade control and exploration drill samples are prepared in the same manner. Once the samples are received by SGS Loulo, the sample is weighted and entered into a LIMS tracking system. Samples are dried in an oven at 105°C. Channel and trench samples are disaggregated to remove dry lumps. Dried samples are crushed to ensure that 75% of the sample is below 2 mm. The crushed sample is then passed through a riffle splitter and the reject material is retained. The 1.5 kg split sample is pulverised in an LM2 pulveriser until 85% passes through a 75-micron (200 mesh) screen and a 200 g is split removed and placed in a packet. The LM2 pulveriser is cleaned with an air hose every sample, and with blank material every 6th sample. SGS Loulo undertakes regular screen sieve tests on the crushing and pulverising. The coarse (6 mm) reject and the pulp (75 micron) reject material are returned to Randgold for storage at the mine site and future re-analysis if required. An external audit completed by QG Australia Ltd. in February 2015 concluded that the sample preparation procedures followed standard industry practices. The QP concludes that the sample preparation procedures are regularly checked and follow industry standard practices.

To ensure that the assay results are reliable, Loulo-Gounkoto has a robust QA/QC system in place to minimise errors at each stage and procedures to be followed when errors are identified. RC samples taken on the rigs are bagged and tied with custom Loulo tags as well as being weighed and documented. RC and diamond core are transported by Randgold personnel from the rig to the core yard or a secure storage facility. Labelled samples are placed into large bags and these are sealed. The samples are placed in a crate which are transported to the SGS Loulo laboratory located within the Loulo-Gounkoto mine site. Samples which are to be prepared or analysed outside of SGS Loulo are transported by SGS staff. All laboratory sample backlogs are actively monitored on a weekly basis and if the backlog becomes excessive, samples are dispatched to SGS Bamako. All samples are contained onsite in a secure sampling facility until they can be dispatched. Results from all laboratories are emailed to a select group of Project individuals and are later imported into the database by the Database Administrator. A paper certificate is mailed at a later date. All Loulo-Gounkoto Project data has been migrated and secured in industry standard Maxwell Geoservices (Maxwell) Datashed SQL database for optimal validation through constraints, library tables, triggers, and stored procedures. All site software application databases will be set up to link back to the main database for information retrieval via an Open Database Connectivity (ODBC) link. During the migration to the SQL database, initially all assay data was migrated from the Microsoft Access database. Subsequently, all assay data has been re-imported directly from assay certificates from the laboratory and ranked such that they will have a higher priority than the MS Access imported data.

In the Qualified Persons’ opinion, the sample preparation is well documented and appropriate for the drilling undertaken. The sample security protocols are good as most samples do not leave the mine site as they are prepared and analysed at SGS Loulo.

The actual insertion rates of QA/QC samples are at or above the insertion rates outlined in Randgold’s standard operating procedure (SOP). The SOP is deemed to be in line with industry best practices. The duplicate analysis for both Loulo and Gounkoto has shown there to be little to no bias in the reported results. Blank samples returned no failures at Loulo (100% pass rate), and only one failure at Gounkoto (99.95% pass rate). The blank pass rate can be deemed as good. The CRM results and the umpire sampling are deemed as good, with no areas of concern being identified.

Overall, the QA/QC results returned are acceptable, however they can be improved with implementation of stringent laboratory protocols and procedures, such as a full implementation of a LIMS sample submission and results reporting system to complement the existing LIMS tracking system. In the Qualified Persons’ opinion, there are no issues outlined in the sample preparation and analysis, and that the resulting data is suitable for use within a Mineral Resource estimate.

The field duplicate to normal sample ratio will be reviewed with an intention to increase the insertion rate to match that of other QA/QC samples in 2018. Geological logging is completed on hard copy and then entered into the database. Diamond drill hole samples are based on lithological unit

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and most often vary from 0.8 m to 1.2 m whereas RC down hole sample spacing was conducted at 1 m lengths. All point samples, drill holes and all geological databases are managed on site and stored in a central SQL database, which stores all forms of geological data including collar, assay, surveys, and other geological variables including lithology, alteration, structural observations, and bulk density data. The primary Gemcom and Access databases were fully migrated to a Maxwell DataShed SQL database in 2015 by Maxwell. The database is administered by the site database administrator and overseen by the Loulo Regional database administrator. The Maxwell DataShed SQL database is configured for optimal validation through constraints, library tables, triggers, and stored procedures. Data that fails these rules on import are rejected or stored in buffer tables until corrected.

Assay certificates are provided in digital form from the laboratory in the prescribed format. These assay files are imported directly in to the DataShed database. This can only be completed by Database Manager and authorised network users that have undergone Maxwell Datashed Administrator training. The assay files include detailed information about the batch, methods, units, detection limits, and elements assayed. The file also includes all QA/QC data in the sequence of analysis. The assay data is stored in the SQL database in a normalised format to ensure all required information is stored for each sample, and that multiple assay results can be stored for each sample. Upon import a series of validations takes place to check that the data being imported conforms to the expected and required inputs. This includes detection limit, analysis method, reporting units (ppm, g/t, %) etc. The DataShed assay management system merges all the sampling data into one table and is loaded with the assay result. This system also ensures that the sample numbers cannot be duplicated which reduces the chance of having sample number mix-ups. Ranking of different assay methods is performed automatically such that only one assay result per element is displayed in the master assay table (tblVWDHAssays). The ranking of different analysis methods in held within a lookup table (tblSYSAssMethod) and any changes to this ranking and must be approved by the onsite Database Manager.

Mineral Processing and Metallurgical Testing

The Loulo processing plant uses a CIL gold extraction process with a throughput capacity of 4.8 Mtpa. Yalea process plant recovery for the remaining life of mine has been estimated at 84.5% based on historical and current testwork; similarly, Gara is estimated as 94.5%. Yalea recovery is impacted by the presence of arsenic and copper. Arsenic and copper impurities also increase cyanide and oxygen consumption. Gounkoto 2016 Super Pit sampling achieved a recovery of 93%. Gold recovery is maintained above 90% by blending the various ore sources (Yalea / Gara/Other Gounkoto) to control copper and arsenic grades in the mill feed. The current LOM plan has an average recovery of 92.3%. The average gold recovery in 2017 was 92.7%, an improvement from 2016 (91.0%).

Metallurgy and process plant initial scoping and prefeasibility testwork completed on oxide, transition, and fresh Gounkoto samples indicated that plus 90% recovery would be achievable through gravity followed by cyanide leaching of the gravity tails. Further work completed during the 2010 feasibility study and 2016 Super Pit feasibility study which confirmed these initial results and the predicted recovery has been confirmed based on recoveries achieved in the plant. Extensive work was carried out consisting of detailed comminution, variability ROM leach and gravity recoverability work, and variability leach work on gravity tails. Comminution testwork defined the material to be hard, with high abrasive properties. Cyanide detox testwork, carried out on slurries were successful in significantly reducing cyanide levels. Further testwork was carried out in 2015 and 2016 to ensure representative coverage of the Super Pit ore. Recovery curves have been generated for the expected recoveries based on all testwork to date.

•	Oxide LOM recovery is estimated to be 96%;

•	Transition: linear relationship with recovery capped at 96% for over 6 g/t Au (1.4041*Au+87.542);

•	Fresh: lognormal relationship with recovery capped at 96% for over 25 g/t Au(0.974* ln (Au)+91.56);

•	Average LOM recovery of Gounkoto is estimated to be 92.3%; and

•	Back calculated recoveries for Gounkoto based on the tonnes of ore fed since 2010 also confirm 92.5% recovery has been achieved from Gounkoto ore.

Gold recovery is based on testwork and operational history. Yalea process plant recovery for the remaining life of mine has been estimated at 84.5%, Gara is estimated at 94.4%, Gounkoto is estimated at 92.5%, and Baboto satellite pits at 94.0%. Yalea recovery is impacted by the presence of arsenic and copper which reduces recovery by impacting the process of adsorption of the gold onto the CIL tanks. Arsenic and copper impurities also increase cyanide and oxygen consumption. Oxygen consumption is increased due to oxidising the associated sulphides. See also “Loulo-Gounkoto Gold Mine Complex — Mining Operations — Processing and Recovery Operations”.

Mineral Resource and Ore Reserve Estimates

Mineral Resources

The Mineral Resource estimates have been prepared according to the JORC Code. Randgold has reconciled the Mineral Resources and Ore Reserves to CIM Standards as incorporated with NI 43-101 and there are no material differences.

QA/QC has been undertaken across the life of exploration to minimise errors. The SOP outlines Randgold’s approach to QA/QC which meets industry best practice. The results from the 2017 QA/QC program show that the performance of the SGS Loulo laboratory is meeting industry standards and the resulting data is suitable for use within a Mineral Resource estimate.

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The cut-off grade selected for limiting each of the Mineral Resources corresponds to the in-situ marginal cut-off grade using a gold price of $1,500/oz. For the open pit Mineral Resources, the pit shell selected for limiting of each of the Mineral Resources corresponds to a gold price of $1,500/oz. As a result of the optimisation process, this pit shell selection will result in the highest undiscounted net present value of the deposit, at $1,500/oz. Underground panels were reviewed and those that were deemed as having a reasonable prospect of eventual economic extraction were included in the reported Mineral Resource.

The Qualified Person is not aware of any environmental, permitting, legal, title, socioeconomic, marketing, fiscal, metallurgical, or other relevant factors, which could materially affect the Mineral Resource estimate.

Loulo

For the year end 2017 Mineral Resource update the Yalea and Gara underground resource models have been updated due to a significant quantity of new data from grade control and surface drilling. Additionally, open pit resources of Baboto open pit designs have been updated, with new geological models and review of estimation methodology based on additional drilling. There has been no change to other satellite projects such as Loulo 3 and Gara West since the Mineral Resources declared in year-end 2016.

As of December 31, 2017 (100% basis), the Measured and Indicated Mineral Resources for the Loulo Gold Mine are estimated to be 53 Mt at 4.64 g/t Au for 7.9 Moz of gold, with an additional Inferred Mineral Resource of 12 Mt at 3.9 g/t Au for 1.6 Moz of gold. These Mineral Resources have been depleted to December 31, 2017 using the mined-out surfaces and voids.

Mineral Resource Statement for the Loulo Gold Mine as of December 31, 2017

Source	Mineral Resource	*Tonnes (Mt)	*Grade (g/t)	*Ounces (Moz)	**Attributable Gold (Moz)
Stockpiles	Measured	1.7	1.60	0.086	0.068
	Measured	1.9	2.67	0.17	0.13
Open Pit	Indicated	6.9	3.08	0.69	0.55
	Inferred	2.5	3.3	0.27	0.21
	Measured	17	4.99	2.7	2.1
Underground	Indicated	26	5.18	4.3	3.4
	Inferred	9.8	4.1	1.3	1.0
	Measured	20	4.49	2.9	2.3
Total	Indicated	33	4.73	5.0	4.0
	Measured + Indicated	53	4.64	7.9	6.3
	Inferred	12	3.9	1.6	1.3

1	*Tonnes, grades and ounces are presented on a non-attributable basis.
2	**Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 80% interest in Loulo Gold Mine. Mineral Resources are reported on an 100% and attributable basis.
3	The Mineral Resource estimate has been prepared according to JORC Code. Randgold has reconciled the Mineral Resources to CIM Standards, and there are no material differences.
4	All Mineral Resource tabulations are reported inclusive of that material which is then modified to form Ore Reserves.
5	Open pit Mineral Resources are those within a $1,500/oz pit shell at an average cut-off grade of 0.7 g/t Au.
6	Underground resources are those below the $1,500/oz pit shell at a cut-off grade of 1.89 g/t Au at Gara and 2.04 g/t Au at Yalea.
7	Mineral Resources for Loulo were generated by Mr Simon Bottoms, CGeol, an officer of Randgold and a Qualified Person.
8	Numbers may not add due to rounding.

Resource definition drilling in Gara Far South extension to the south of the Gara Far South underground resource, has converted previously Inferred Resources to Indicated classification. Additional resource drilling in Yalea South has also upgraded previously Inferred Resources to Indicated classification.

Gounkoto

For the year end 2017, Mineral Resource update the Gounkoto open pit and underground models have been updated due to a significant quantity of new data from grade control and surface drilling. There has been no change to the Faraba open pit resource as no additional exploration was undertaken on the deposit.

As of December 31, 2017 (100% basis), Gounkoto Measured and Indicated Mineral Resources are estimated to be 28 Mt at 4.15 g/t Au for 3.7 Moz, with an additional 4.0 Mt at 3.1 g/t Au for 0.4 Moz of Inferred material. The Mineral Resources consist of Gounkoto open pit and underground Mineral Resources, surface stockpiles, and Faraba open pit. These Mineral Resources have been depleted to December 31, 2017 using the mined-out surfaces and voids.

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Mineral Resource Statement for the Gounkoto Gold Mine as of December 31, 2017

Source	Mineral Resource	*Tonnes (Mt)	*Grade (g/t)	*Ounces (Moz)	**Attributable Gold (Moz)
Stockpiles	Measured	1.8	1.96	0.11	0.089
	Measured	5.4	4.33	0.75	0.60
Open Pit	Indicated	18	4.04	2.3	1.9
	Inferred	1.4	2.3	0.11	0.08
	Indicated	3.0	5.74	0.56	0.45
Underground	Inferred	2.6	3.5	0.29	0.23
	Measured	7.1	3.75	0.86	0.69
	Indicated	21	4.28	2.9	2.3
Total	Measured + Indicated	28	4.15	3.7	3.0
	Inferred	4.0	3.1	0.40	0.32

1	* Tonnes, grades and ounces are presented on a non-attributable basis.
2	**Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 80% interest in Gounkoto Gold Mine. Mineral Resources are reported on an 100% and attributable basis.
3	The Mineral Resource estimate has been prepared according to JORC Code. Randgold has reconciled the Mineral Resources to CIM Standards, and there are no material differences.
4	All Mineral Resource tabulations are reported inclusive of that material which is then modified to form Ore Reserves.
5	Open pit Mineral Resources are those within a $1,500/oz pit shell at an average cut-off grade of 0.8 g/t Au.
6	Underground Mineral Resources are those below the $1,500/oz pit shell at a cut-off grade of 2.0 g/t Au.
7	Mineral Resources for Gounkoto were generated by Mr Simon Bottoms, CGeol, an officer of Randgold and a Qualified Person.
8	Numbers may not add due to rounding.

A decrease of approximately 200 koz resources from the year end 2016 Mineral Resource estimate to the 2017 Resource Estimate is directly attributable to the 2017 open pit mining depletion which was partially replenished through positive model changes defined by grade control drilling in 2017.

Ore Reserves

The Ore Reserve estimates have been prepared according to the guidelines of the JORC Code. Randgold has reconciled the Mineral Resources and Ore Reserves CIM Standards as incorporated with NI 43-101 and there are no material differences.

The Ore Reserve estimates use updated economic factors, the latest resource and geological models, geotechnical inputs, and the latest metallurgical updates. Some inputs were shared across all the operations during the preparation of the Ore Reserve estimates. Ore Reserves were based on the development of appropriately detailed and engineered LOM plans. All design and scheduling work was undertaken to a suitable level of detail by experienced engineers using mine planning software. The planning process incorporated appropriate modifying factors and the use of cut-off grades and other technical-economic investigations. Ore Reserves are stated:

•	as of December 31, 2017;

•	at a gold price of $1,000/oz;

•	as ROM grades and tonnage as delivered to the fully diluted and delivered to the plant; and

•	including only Measured and Indicated Mineral Resources.

The average dilution for the underground deposits ranged from 10% to 25%, with mining losses estimated at 4% to 8%. The average dilution for the open pit deposits was 10% with mining losses estimated at 3% to 4%.

The Qualified Persons have performed an independent verification of the block model tonnes and grade, and in their opinion, the process has been carried out to industry standards. The Qualified Persons are not aware of any environmental, legal, title, socioeconomic, marketing, mining, metallurgical, fiscal, infrastructure, permitting, that could materially affect the Ore Reserve estimate.

Loulo

The year end 2017 (100% basis) Loulo total Proved and Probable Ore Reserves are estimated to be 36 Mt at 4.51 g/t Au containing 5.2 Moz of gold of which 4.1 Moz are attributable to Randgold. The Ore Reserves estimate for Loulo as of December 31, 2017 is detailed in the following table.

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Ore Reserve Statement for the Loulo as of December 31, 2017

Source	Ore Reserve	*Tonnes (Mt)	*Grade g/t	*Gold (Moz)	**Attributable Gold (Moz)
Stockpiles	Proved	1.7	1.60	0.086	0.068
	Proved	1.5	2.43	0.12	0.093
Open Pit	Probable	3.9	3.87	0.48	0.39
	Proved + Probable	5.4	3.47	0.60	0.48
	Proved	8.8	4.97	1.4	1.1
Underground	Probable	20	4.82	3.1	2.5
	Proved + Probable	29	4.87	4.5	3.6
	Proved	12	4.18	1.6	1.3
Total	Probable	24	4.67	3.6	2.9
	Proved + Probable	36	4.51	5.2	4.1

1	*Tonnes, grade and ounces presented on a non-attributable basis.
2	**Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 80% interest in the Loulo Gold Mine. Ore Reserves are reported on a 100% and attributable basis.
3	The Ore Reserve estimate has been prepared according to JORC Code. Randgold has reconciled the Ore Reserves to CIM Standards, and there are no material differences.
4	Open pit Ore Reserves are reported at a gold price of $1,000/oz and an average cut-off grade of 1.1 g/t Au including dilution and ore loss factors.
5	Underground Ore Reserves are reported at a gold price of $1,000/oz and a cut-off grade of 2.69 g/t Au for Yalea and 2.4 g/t Au for Gara including dilution and ore loss factors.
6	Open pit and underground Ore Reserves were estimated by Mr. Derek Holm, FSAIMM, an external consultant of Randgold and a Qualified Person.
7	Numbers may not add due to rounding.

Loulo year end 2017 Ore Reserve estimate shows a net reduction of 85 koz when compared to the estimate for year-end 2016. This is entirely attributed to the sale of Baboto North. The 0.54 Moz annual depletion for the year was replenished through:

•	0.18 Moz increase in the Yalea South Ore Reserves with resource conversion drilling which has resulted in the extension of the Yalea South decline to -620 mRL; and

•	0.39 Moz increase in the Gara Ore Reserve from the conversion drilling to the south of Gara (Gara Far South Extended).

Gounkoto

The year end 2017 (100% basis) Gounkoto Proved and Probable Ore Reserves are estimated to be 20 Mt at 4.58 g/t Au containing 3.0 Moz of gold, of which 4.1 Moz are attributable to Randgold. The Ore Reserves estimate for Gounkoto as of December 31, 2017 is presented in the following table.

Ore Reserve Statement for Gounkoto as of December 31, 2017

Source	Ore Reserve	*Tonnes (Mt)	*Grade g/t	*Gold (Moz)	**Attributable Gold (Moz)
Stockpiles	Proved	1.8	1.96	0.11	0.099
	Proved	4.4	4.75	0.66	0.53
Open Pit	Probable	12	4.63	1.8	1.4
	Proved + Probable	16	4.66	2.4	1.9
	Proved	-	-	-	-
Underground	Probable	2.2	6.09	0.42	0.34
	Proved + Probable	2.2	6.09	0.42	0.34
	Proved	6.1	3.95	0.78	0.62
Total	Probable	14	4.85	2.2	1.7
	Proved + Probable	20	4.58	3.0	2.4

1	*Tonnes, grade and ounces presented on a non-attributable basis.
2	**Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 80% interest in the Gounkoto Gold Mine. Ore Reserves are reported on a 100% and attributable basis.
3	The Ore Reserve estimate has been prepared according to JORC Code. Randgold has reconciled the Ore Reserves to CIM Standards, and there are no material differences.
4	Open pit Ore Reserves are reported at a gold price of $1,000/oz and an average cut-off grade of 1.1 g/t Au including dilution and ore loss factors.
5	Underground Ore Reserves are reported at a gold price of $1,000/oz and a cut-off grade 3.0 g/t Au including dilution and ore loss factors.
6	Open pit Ore and underground Reserves were estimated by Mr. Derek Holm, FSAIMM, an external consultant and Qualified Person.
7	Numbers may not add due to rounding.

The 2017 Gounkoto complex Ore Reserve estimate is 175 koz lower than estimated in 2016 as, although there was annual depletion in 2017 of 336 koz (including stockpiles), this was partially offset by positive model changes defined by infill grade control drilling.

Barrick Gold Corporation | Special Meeting Circular | G-21

Mining Operations

Mining Methods

Over the LOM of Loulo-Gounkoto, a total of 52 Mt of ore at 4.73 g/t Au is expected to be produced over 15 years up to 2032. Ore supplied to the plant during this period, including stockpile changes, will be 56 Mt at an average grade of 4.55 g/t Au resulting in 7.5 Moz recovered at an average processing recovery of 92%.

The Yalea underground operation will continue until 2030 and the Gara operation until 2032, with the Loulo open pits mined from 2024 through to 2027. The Gounkoto open pit, also referred to as the “Super Pit”, will be mined out in 2024 with the Faraba open pit starting in 2022 and ending in 2024. The Gounkoto underground operation will commence in 2025 and will continue until 2030. A total of 28.6 Mt of ore will be mined from the Yalea and Gara underground operations with a further 5.4 Mt mined from the Loulo 3, Baboto, and Gara West open pits, at the Loulo operations. The Gounkoto operations will contribute 16 Mt mined ore tonnes from the Gounkoto and Faraba open pits with the Gounkoto underground operation adding 2.1 Mt.

Both Loulo and Gounkoto share similar mining methods across their underground and open pit operations. In the Qualified Persons’ opinion, the parameters used in the Mineral Resource to Ore Reserve conversion process are reasonable.

Open Pits

The Loulo Permit is comprised of the Baboto open pit, Loulo 3 open pit, and the Gara West open pit. Baboto oxide and free dig transition ore is scheduled to be mined in 2018, however the rest of the Baboto open pit fresh ore and the other pits will be mined from 2024 onwards, after the larger Gounkoto open pit is depleted. The production from these pits has not been extensively detailed. Randgold intends to use the same contractor that has already mined part of the Baboto open pit, so the fleet requirement is known. The Loulo 3 open pit was mined previously in 2013 and the eastern push back forms the remaining Ore Reserve. Both Loulo 3 and Gara West open pits will use the same equipment as they are timed to be mined consecutively.

Gounkoto is an on-going operation that applies selective mining. Ore is classified as either full grade ore (FGO), delivered to primary crushers, or marginal ore (MO), which is stockpiled close to the primary crushers, and blended with the FGO to provide a consistent feed grade. The Gounkoto mining plan has been sequenced in such a way that the south pit will be mined out in advance of the north pit. This will allow the waste mined from the north pit to be backfilled into the south pit resulting in a shorter haul than the conventional route of tramming out of the pit and onto a waste dump. This, however, means excess ore must be mined in 2019 and stockpiled to ensure the plant feed requirements are maintained during the waste pushback mining in years 2020 to 2022.

Open pit mining is conducted by the contractor Gounkoto Mining Services, a local subsidiary of DTP Terrassement, using either free-dig or conventional drill, blast, load, and haul methods. The mining equipment is jointly owned by a subsidiary of Randgold and the contractor’s parent, which also operates at Randgold’s Kibali Mine in the DRC and Tongon Mine in Côte d’Ivoire. The potential ingress of groundwater are investigated prior to mining and continually updated during the mining activities. Prior to commencement of mining, dewatering well systems are installed for all pits to lower the groundwater level and a system of dewatering trenches is established, preventing the inflow of any surface water to the active mining areas. The upper levels of the open pits are usually in weathered material, which typically is free digging material. Once fresh (unweathered) rock is encountered, drilling and blasting is required. Emulsion explosives are supplied as a down-the-hole service by Maxam. Free digging in the upper levels is carried out using 5 m high benches, with 10 m benches used for drilling and blasting operations. The 10 m benches containing ore are excavated in three flitches of equal height. Opportunities exist to upgrade and convert the Inferred Mineral Resources within the current pits to Ore Reserves with drilling, but any Inferred Resources within pit designs are not reported as Ore Reserves.

Underground

The Yalea and Gara underground mines are currently operating and are accessed via portals located in open pits and a box cut. The declines were originally developed as twin declines. One decline containing a conveyor and the second decline is used for mobile equipment access. The lower part of the mines has been developed as single declines with truck haulage up to crushers which feed ore and waste onto the conveyors. Three mining methods are used at the Yalea and Gara underground mines. They are long hole transverse open stoping; long hole longitudinal retreat open stoping; and stoping under rock fill (SURF). SURF mining is planned to be introduced in the weathered areas of Yalea South Upper. Previous longitudinal stoping in the upper areas of the mines uses a panel and pillar method, where approximately 10 m long pillars were left between 50 m long panels. In 2014 paste fill plants were commissioned at both mines. The paste fill plants at each of the mines produce a mixed paste / aggregate fill. With the introduction of paste fill the lower areas of the mines are being mined using an underhand (top down) long hole stoping method which retreats to central accesses in an echelon format. Panels are 50 m long, mined as single level stopes (25 m high) and filled with cemented paste fill. The paste fill is exposed by the mining of both the panel below and the next panel on the same level. Transverse long hole open stoping is used in the wider (>15 m wide) parts of Yalea North. Transverse stopes are 15 m to 30 m along strike and mined from hanging wall to footwall.

The SURF method is planned for the portion of Yalea South Upper that has weathered transition or saprolite present in the mineralised zone, or the immediate hanging wall. The method is expected to provide a more consistent production in the less competent ground. From an operational perspective SURF is very similar to longitudinal sub level caving (SLC). The exception is that in SURF waste rock is tipped into the stope to fill mined voids and prevent caving of the hanging wall. In contrast SLC works by the hanging wall caving to fill the mined void. A diesel trackless fleet is used for production comprising of 11 LHD’s and trucks, in addition to production drills and development drills.

Barrick Gold Corporation | Special Meeting Circular | G-22

Gounkoto underground is at a pre-feasibility level of study. The proposed mining method for Gounkoto underground consists of longhole bench stoping with backfill. Due to the relatively small reserve tonnage of Gounkoto underground, all attempts to reduce the capital outlay have been adopted. The ore handling method is designed to be decline trucking without underground crushing. This alleviates the need for any capital excavation and underground engineering. The in-pit portal position reduces the amount of decline development required and pushes the required start date of the decline out to 2025. Utilisation of the pit alleviates the need for a separate box cut development.

The MZ3 mineralisation located on the footwall of the Fault Gouge fault has been removed from the underground pre-feasibility schedule due to the poor ground conditions modelled in the area. This has simplified the stoping method, removing the requirement for cut and fill with only longitudinal and transverse benching methods being used depending on the thickness of the ore. The mine design consists of four mining panels, each consisting of between three to five, 20 m inter- levels. The first level of each panel will consist of 100% high strength cemented aggregate fill that will form a backfill sill pillar. Mining stopes are scheduled to mine bottom up from each backfill pillar level, allowing mining from multiple levels at the same time. Backfill sill pillars have been positioned at the base of high-grade areas of the geological grade model to allow for an optimal mining grade profile.

Processing and Recovery Operations

The Loulo processing plant uses a CIL gold extraction process with a throughput capacity of 4.8 Mtpa. The Loulo process plant processes ore from both Loulo and Gounkoto operations. A simplified flowsheet is shown in the Loulo-Gounkoto Technical Report, which depicts a standard processing circuit for free-milling ores including conventional circuits for comminution, milling, gravity, classification, and CIL.

Since 2014, multiple optimisation projects have been undertaken, resulting in increased throughput and improved recoveries. It is expected that the improvement initiatives will continue but are considered part of operations and not necessarily confined to capital projects. The expected throughputs and recoveries are based on historical metallurgical testwork and the actual operational performance. The upgraded process plant remains a conventional crushing, milling, gravity, CIL, and tailings disposal circuit. It will process an average of 580 tph using the following circuits:

•	Crushing – three stage crushing for the hard rock sulphide ores and a single stage roll toothed crusher for the soft weathered oxide ores;

•	Milling – one primary mill (7 MW); two identical single stage ball mills (4.5 MW), one scat conveyor system is inserted to return all mills scats back to primary mill via a cone crusher;

•	Gravity – four centrifugal primary concentrators followed by two intensive leach reactors to treat primary concentrates;

•	CIL recovery process;

•	Zadra elution process;

•	Electrowinning; and

•	Tailings pumping/deposition split between slime dam and paste plant.

The Loulo processing plant uses a CIL gold extraction process. The current throughput design capacity is 4.8 Mtpa as per 2017 performance. Yalea process plant recovery for the remaining LOM has been estimated at 84.5% based on historical and current testwork; similarly, Gara is estimated as 94.2%. Yalea recovery is impacted by the presence of arsenic and copper. Arsenic and copper impurities also increase cyanide and oxygen consumption. Gounkoto 2016 Super Pit sampling achieved a recovery of 92.5%. Gold recovery is maintained above 90% by blending the various ore sources (Yalea / Gara/ Gounkoto) to control the copper and arsenic content within the mill feed. The current LOM has an average recovery 92.3%. The average gold recovery in 2017 was 92.7%, an improvement from 2016 (91.0%).

The open pit and underground LOM and operating cost estimates have been completed in sufficient detail to be satisfied that economic extraction of the Proved and Probable Ore Reserves is justified. The following table presents the 2016 and 2017 actual breakdown of costs for processing including plant engineering for Loulo-Gounkoto.

Barrick Gold Corporation | Special Meeting Circular | G-23

Loulo-Gounkoto Actual Process and Plant Engineering Operating Costs for 2016 and 2017

Cost	Units	2016 Actual	2017 Actual
Fixed Cost
Consultants	$ ‘000	166	153
Contractors - Assays	$ ‘000	742	798
Contractors - Other	$ ‘000	1,217	1,358
Contractors - Oxygen	$ ‘000	2,312	2,680
Equipment Hire	$ ‘000	2,537	2,523
General Costs	$ ‘000	1,142	1,520
Gold Refining	$ ‘000	1,564	1,646
Labour	$ ‘000	2,831	3,653
Stores - Electrical & Mechanical	$ ‘000	1,666	1,626
Stores - Other	$ ‘000	5,536	5,366
Total Fixed Cost	$ ‘000	19,712	21,323
Tonnes Processed	1000	4,875	4,918
Total Fixed Cost	$/t	4.04	4.34
Variable Cost
Power	$/t	5.49	6.21
Reagents - Cyanide	$/t	1.63	1.26
Reagents - Lime	$/t	0.77	0.62
Good Issues - Caustic Soda	$/t	0.11	0.15
Good Issues - Activated Carbon	$/t	0.16	0.13
Reagents - Other	$/t	0.33	0.34
Stores - Grinding Media	$/t	1.93	1.92
Stores - Screens & Panels	$/t	0.04	0.04
Total Variable Costs	$/t	10.46	10.67

Total Process Cost	$/t	14.50	15.01

Plant Engineering	$/t	2.19	2.20

Combined Plant & Engineering	$/t	16.69	17.21

LOM processing costs have been budgeted at $18.22/t for Loulo and $17.03/t for Gounkoto, which includes plant engineering costs. The actual costs for Loulo-Gounkoto for 2017 were $17.21/t, which is in line with those expressed for the LOM. Loulo-Gounkoto has demonstrated successful operation both in terms of processing throughput and in particular with gold recovery. In the opinion of the Qualified Persons, no fatal flaws have been identified with this facility and it is expected to deliver an average of 4.75 Mtpa over the LOM as per the forecast.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Primary access for staff and plant to Loulo-Gounkoto is via the recently constructed (2011) Millennium highway that runs from Dakar, Senegal to Bamako, Mali, which acts as the primary supply chain route. The Millennium highway crosses the Loulo to Gounkoto haul road approximately 6 km north of Gounkoto and provides excellent road connections in comparison to much of the country. Daily flights with international air carriers are available from Dakar and Bamako. Charter flights between Bamako and the (unsealed) airstrip at the mine are available, when required. The landing strip at Loulo is approximately 1.5 km long and built from laterite material. It can accommodate moderate sized aircraft and has been awarded full certification by the transport authorities in Mali.

The climate at Loulo-Gounkoto is strongly influenced by the north and southward movement of the Inter Tropical Convergence Zone (ITCZ) which creates distinctive wet and dry seasons. Although the annual evaporation thereby exceeds the annual rainfall, an excess of water is available during the peak of the wet season (July to September) to generate surface water run-off. Water is sourced for the Loulo-Gounkoto Project from the Gara and Falémé rivers which run through the Loulo-Gounkoto Project site. Climatic conditions do not materially affect either exploration, development, or mining operations.

The Loulo-Gounkoto mine site is an operating mine site comprising open pit and underground mines, a processing plant, satellite deposits and associated infrastructure. Previously mined open pits remain open and are used to access the underground mine. Waste dumps are situated adjacent to the open pits. The plant and offices and accommodation village are located east of the Gara pit. The TSF is located 8 km to the east of the plant in an area with a number of natural ridges. It has been designed to maintain a minimum freeboard of 1.5 m to provide sufficient storage to contain a 1 in 50 year rainfall event over a 72-hour period.

Barrick Gold Corporation | Special Meeting Circular | G-24

Power is generated on site using light and heavy fuel generators. Installed thermal capacity is 64 MVA with a power draw that is variable but in the region of 42 MW. Substantial infrastructure already exists at Loulo-Gounkoto as a result of the long-established open pit mining operation. This includes ore processing and tailings facilities, workshops offices, and camps. Mobile telephone services are available across the mine.

Environmental, Permitting and Social Considerations

Investigation of environmental and social aspects of open pit and underground mining operations at Loulo and Gounkoto has been undertaken. The Environmental Impact Assessments (EIAs) concluded that no significant impacts were identified which will impact the physical, biological, or social environment. The continuing operations beyond the original life of mine contribute to extending employment of local Malians and growth of the Malian economy.

An environmental management plan (EMP) is in place, the Loulo operations are ISO 14001 compliant and independently audited to continuously improve environmental management. All environmental permits are in place for the Loulo processing plant and the Yalea / Gara underground mines and the Gounkoto Super Pit. The site is also audited against the requirements of the International Cyanide Management Code.

Waste rock is generated from the open pit and underground operations; the waste rock dump at Gounkoto is close to the Falémé River which forms the border with Senegal. The waste dump has been carefully designed to minimise seepage and a collection system is in place. Waste rock will also be disposed of into the southern portion of the Gounkoto Super Pit to minimise surface disposal. Waste rock geochemistry has been studied and revealed potential acid rock drainage (ARD) generation and metals leaching from specific lithologies. However, this is closely monitored and no significant ARD issues have occurred. Tailings are generated from the Loulo plant and disposed of in the TSF some 8 km east of the plant. The relevant ESIA for permitting requirements are underway for the expansion of the current TSF.

Routine environmental monitoring takes place across the site, including dust deposition, noise, arsenic, and weak-acid dissociated cyanide sampling, TSF seepage water and tails streams as well as sample collection of drinking water, ground water, surface water and the TSF borehole water. Environmental incidents are noted in a register which forms part of the Environmental Management System; the causes and responses are identified, and once completed, the incident is closed out. A water balance model has been developed for Loulo which models flows, inputs and losses, including the open pits and underground workings, plant, TSF, water management structures, offices, camp, and treatment facilities. Mine closure costs are updated each year, with increases or decreases in disturbed areas noted and costed; the current cost for rehabilitation and closure of the mine according to the calculation model is $29.4 M for Loulo and an additional $9.7 M for Gounkoto.

Randgold continually engages with local communities and focuses on potable water supplies, primary school education, health care and education. The mine is a significant employer to members of the local communities. The underground mining operations contribute to extended life of mine, employment of local Malians and the growth of the Malian economy. Randgold’s policy is to promote nationals to manage the Loulo-Gounkoto Project. Unskilled labour is typically sourced from the local area while more skilled posts are filled by staff from elsewhere in Mali, including Bamako. Local procurement is also promoted and is a requirement of contractors as well as Randgold. Where possible, goods and services are procured locally. This includes produce from an agribusiness started by Randgold which is purchased for use in the mine canteens. Stakeholder engagement activities, community development projects and local economic development initiatives contribute to the maintenance and strengthening of the Loulo-Gounkoto social license to operate. A grievance mechanism is in place. No grievances were received in 2017; the last grievance was recorded in 2015. Through the stakeholder engagement process, concerns are raised by the community.

There is a significant ongoing presence of artisanal miners (orpailleurs) operating within the Loulo Permit area, particularly along the haul road. Artisanal miners or small-scale miners represent a significant portion of local households’ livelihood. The government of Mali, as part owners of the operations, provide security in the form of Gendarmes who intervene on request if artisanal miners or small-scale miner activities interfere with the operation of the mine. The mining industry in Mali has established a committee to deal with the issue at the highest level of the government of Mali.

The Qualified Persons consider the extent of all environmental liabilities to which the property is subject to have been appropriately met.

Capital and Operating Costs

Capital Cost Estimates

Loulo-Gounkoto is an on-going combined open pit and underground mining operation with the necessary facilities, equipment, and manpower in place to produce gold. The open pit and underground LOM and capital and operating cost estimates have been completed in sufficient detail to be satisfied that economic extraction of the Proved and Probable Ore Reserves is justified. The majority of the capital cost estimates contained in the Loulo-Gounkoto Technical Report are based on quantities generated from the open pit and underground development requirements and data provided by Randgold. Capital expenditure over the remaining LOM is estimated to be $598M. A breakdown of the expenditure is detailed in the following table.

Barrick Gold Corporation | Special Meeting Circular | G-25

LOM Capital Expenditure for Loulo and Gounkoto

Capital Expenditure	Cost ($ M)
Construction and Project Capital	1.4
Ongoing Capital	107
Underground Capital Development and Drilling	311
Pre-Production Capitalised	137
Exploration Capitalised	2.9
Rehabilitation/Mine Closure	39
Total	598

Operating Cost Estimates

Loulo-Gounkoto maintains detailed operating cost records that provides a foundation for estimating future operating costs. Costs used for the open pit optimisations were derived from the Mining Contractor’s pricing of the open pit LOM schedule. Labour costs for national employees were based on actual costs. Local labour laws regarding hours of work, employment conditions were also considered, and overtime costs included. During 2017 costs for processing and general and administration were updated based on actuals adjusted with the latest forward estimates, production profiles and manning levels. Customs duties, taxes, charges, and logistical costs have been included.

The LOM combined open pit and underground operating cost for Loulo is estimated to be $68.90/t milled and for Gounkoto it is estimated to be $68.49/t. Unit costs used to estimate LOM operating costs are summarised in the following table.

LOM Operating Costs for Loulo and Gounkoto

Activity	Units	Loulo	Gounkoto
Open Pit Mining	$/t mined	2.69	2.64
Open Pit Mining	$/ore t mined	34.10	36.95
Underground Mining	$/t mined	45.65	57.99
Underground Mining	$/ore t mined	46.35	82.40
Stockpile Movement	$/t milled	3.63	3.81
Processing	$/t milled	18.22	17.03
Trucking & Hauling	$/t milled	0.03	5.20
G&A	$/t milled	8.30	7.73
Mining Total	$/t milled	42.35	38.53
Total LOM Net OPEX	$/t milled	68.90	68.49

Economic Analysis

Randgold is not required to provide an economic analysis under NI 43-101 as the Loulo-Gounkoto property is currently in production, Randgold is a producing issuer, and there is no material expansion of current production. The Qualified Persons have verified the economic viability of the Ore Reserves via cash flow modelling, using the inputs discussed in the Loulo-Gounkoto Technical Report.

Exploration, Development and Production

For a detailed description of Randgold’s current and contemplated exploration, development and production activities in respect of the Loulo-Gounkoto Project, readers are referred to the Randgold 20-F and Randgold Interim Report. See also “Loulo-Gounkoto Gold Mine Complex–Exploration”.

Barrick Gold Corporation | Special Meeting Circular | G-26

Supplemental MD&A

Quarterly Highlights

	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3

Total Revenue ($‘000)	283,659	273,278	328,618	298,093	336,794	316,712	356,387	299,998

Ounces sold from subsidiaries (oz)[1]	218,429	205,302	257,091	231,990	268,000	258,679	295,768	225,207

Share of profits / (losses) from equity accounted joint ventures ($‘000)	20,886	13,810	13,692	6,909	(3,434)	(5,217)	(3,243)	5,966

Mining and processing costs ($‘000)	193,848	180,009	194,085	185,203	161,124	167,427	196,747	169,113

Exploration and corporate expenditure	14,949	15,802	12,172	11,882	12,823	10,908	7,997	11,212

Average gold price received ($/oz)	1,299	1,331	1,278	1,281	1,254	1,220	1,206	1,333

Group production (oz) [2]	313,302	286,890	340,958	310,618	341,316	322,470	378,388	301,163

Group sales (oz) [2]	316,804	294,428	340,177	302,620	336,516	335,603	375,718	294,745

Group total cash cost per ounce ($)[2]	697	720	627	667	572	619	549	663

Cash and cash equivalents ($‘000)[3]	603,673	739,457	719,808	621,576	572,838	600,275	516,301	361,103

Net cash generated from operations ($‘000)	95,544	63,974	163,396	118,945	132,346	133,111	204,665	119,313

Profit attributable to owners of the parent from continuing operations

Total ($‘000)	51,973	57,537	75,459	48,709	84,031	69,818	78,520	65,566

Per Share ($)	0.55	0.61	0.80	0.52	0.89	0.74	0.84	0.70

Diluted Per Share Basis ($)	0.54	0.60	0.79	0.51	0.88	0.73	0.83	0.69

1	Ounces sold from subsidiaries consolidates 100% Loulo, Gounkoto and Tongon.
2

Group total cash cost per ounce is a non-GAAP measure with no standardised measure under International Financial Reporting Standards (IFRS). Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures. Morila and Kibali are equity accounted for under IFRS. Group production and group sales ounces are presented as a figure consolidating 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali.

3	Cash and cash equivalents excludes the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.

During the past eight quarters, Randgold has continued to focus on sustained production growth with disciplined cost management whilst maintaining a strong cash balance and no debt. During the Q2 2018, slightly higher revenue compared to the prior quarter was driven by continued strong performance at the Loulo-Gounkoto complex and Tongon. Gold sales decreased compared to the second quarter of 2017 as a result of lower production.

Share of profits from equity accounted joint ventures grew during Q2 2018 as a result of higher profit from Kibali reflecting higher gold sales, on the back of higher grade and slightly improved recovery, and lower costs. During Q4 2016, Q1 2017 and Q2 2017, losses from equity accounted joint ventures were a result of lower gold sales and higher costs during those quarters.

Total cash cost per ounce of $697(16) in Q2 2018 decreased compared to Q1 2018 as a result of higher gold production, on the back of increased grades and recoveries. The increase in cash cost per ounce compared to the other quarters presented is mainly the result of lower production in the current quarter and higher unit operating costs.

Exploration and corporate expenditure in Q2 2018 was in line with Q1 2018; however expenditure increased compared to the 2017 quarters due to increased greenfields expenditure during the current quarter, reflecting the continued investment in targeted exploration activities.

The decrease in cash compared to Q1 2018 reflects the payment of the group’s dividend to shareholders of $188.8 million, the group’s continued investment in capital expenditure in its subsidiaries ($37.9 million), taxes paid ($53.1 million), offset by strong operational cash flows from the Loulo-

(16)

Total cash cost per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 77.

Barrick Gold Corporation | Special Meeting Circular | G-27

Gounkoto complex and the Tongon mine ($112.3 million) and dividends from equity accounted joint ventures ($36.3 million). During Q2 2017, a dividend of $94.0 million was paid to shareholders.

This financial information has been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and has been extracted from Randgold’s quarterly reports.

Trading Prices and Volumes of Randgold Shares

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of Randgold’s ordinary shares on the LSE and the Randgold ADSs on NASDAQ.

	Trading of Ordinary Shares LSE			Trading of American Depositary Shares NASDAQ
	High (GBP)	Low (GBP)	Volume (#)	High ($)	Low ($)	Volume (#)
2017
October	75.85	72.3	8,201,905	100.90	95.66	7,678,092
November	75.05	67.7	11,086,318	99.35	89.79	10,299,525
December	74.1	66.4	7,643,823	99.53	89.72	8,315,192
2018
January	74.7	70.06	9,710,781	104.05	95.60	9,480,722
February	71.22	58.16	12,723,978	101.66	80.66	18,079,284
March	61.08	57.24	8,874,735	85.88	79.17	12,040,275
April	59.98	55.4	7,881,100	85.46	77.70	10,342,953
May	61.28	55.5	12,819,323	82.98	76.01	13,102,330
June	60.48	55.78	9,984,042	80.70	74.02	9,442,780
July	58.86	54.1	8,919,457	77.57	71.05	8,613,498
August	56.52	49.17	12,671,087	73.69	62.55	15,635,407
September	55.12	46.07	14,506,259	71.91	59.90	23,287,508
October 1 to 3	56.34	53.30	1,829,157	73.27	70.12	3,004,062

On the business day prior to the Announcement Date, the closing price of the Randgold ADSs on NASDAQ was $63.91 and Randgold’s ordinary shares on the LSE was GBP 49.23.

Prior Sales

Date of Grant	Security Issued/Granted	Number of Securities	Price per Security ($)
07-Feb-18	Randgold Shares	210,740	85.39
16-Mar-18	Randgold Shares	69,527	83.24
2-May-18	Randgold Shares	2,000	81.39
14-May-18	Randgold Shares	10,500	79.91
13-Aug-18	Randgold Shares	47,700	69.13

Our Directors

Executive Directors

See “Barrick Following the Merger – Executive Officers”.

Non-Executive Directors

The following profiles present information about each of the non-executive directors of Randgold:

Christopher Coleman (49) Non-Executive Chairman (United Kingdom). Chairman of the governance and nomination committee and member of the remuneration committee. Mr. Coleman is the group head of banking at Rothschild & Co and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. He has had a long standing involvement in the mining sector in Africa and globally. He is a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co group, which he joined in 1989. He is a BSc (Econ) graduate from the London School of Economics and was a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. Mr. Coleman’s management and corporate governance experience brings strong leadership skills to the board. He was appointed a director in August 1995.

Barrick Gold Corporation | Special Meeting Circular | G-28

Andrew Quinn (64) Senior Independent Non-Executive Director (United Kingdom). Chairman of the remuneration committee and member of the audit committee. Mr. Quinn retired at the end of 2011 from his position as head of mining investment banking for Europe and Africa at CIBC after 15 years in the role and more than 35 years’ experience of the mining industry. With a BSc (Hons) in mineral exploitation (mining engineering) from Cardiff University, Mr. Quinn began his career in Anglo American’s gold division in 1975, holding various management and technical positions in South Africa, and worked briefly for Greenbushes Tin in Australia before joining The Mining Journal in 1982 as editor of its gold publications. In 1984 he entered the financial services industry joining James Capel (later HSBC Investment Banking) and then moving to CIBC in 1996. Mr. Quinn brings strong commercial experience to the board, combined with considerable knowledge of the resource sector and a strong track record of understanding the needs of businesses operating in Africa and other international markets. He was appointed a director in November 2011.

Safiatou Ba-N’Daw (65) Independent Non-Executive Director (United States). Member of the audit committee. A Harvard University MBA graduate, Ms. Ba-N’Daw spent 12 years with the World Bank as a senior financial specialist for the South Asia region, following which she was appointed Côte d’Ivoire’s Minister of Energy, a position she held until 2000. Ms. Ba-N’Daw was subsequently appointed a director of the United Nation’s Development Program for South-South Cooperation (formerly the Special Unit: Technical Cooperation among Developing Countries) until 2004 when she was appointed deputy chief of staff to the Prime Minister of Côte d’Ivoire. Ms. Ba-N’Daw’s deep understanding of the financial and political opportunities and challenges of operating in emerging countries, especially West Africa, provides a valuable contribution to the board. She was appointed a director in March 2015.

Jemal-ud-din Kassum (69) Independent Non-Executive Director (United States). Chairman of the audit committee, member of the remuneration committee and of the governance and nomination committee. Mr. Kassum has a wealth of significant recent and relevant financial and political experience having been a former World Bank vice president for the East Asia and Pacific region after 25 years with the International Finance Corporation (IFC), where as a vice president he was responsible for all of IFC’s new investments. He now provides strategic advice to international financial institutions and companies. Mr. Kassum brings a strong strategic understanding to the board and has a detailed knowledge of risk assessment and management systems. He grew up in Tanzania, was educated at Oxford University and holds an MBA from Harvard University. He was appointed a director in January 2014.

Olivia Kirtley (67) Independent Non-Executive Director (United States). Member of the remuneration committee and of the audit committee. Ms. Kirtley holds a BS in Accounting from Florida Southern College and a Masters of Taxation from Georgia State University. She is a frequent speaker at United States and international forums for boards and professional organizations on best practices and tools to enhance board effectiveness, risk oversight and governance structures. Ms. Kirtley is currently a non-executive director of US Bancorp, Papa John’s International and ResCare, Inc. where she serves on various board committees. She is also the immediate past chairman and president of the International Federation of Accountants and a past council member of the International Integrated Reporting Council. Her extensive financial experience and strong leadership in the area of governance brings additional insight and expertise to the board. She was appointed a director in February 2017.

Jeanine Mabunda Lioko (53) Independent Non-Executive Director (The Democratic Republic of the Congo). Member of the governance and nomination committee. Ms. Lioko has spent a number of years working in the Democratic Republic of Congo’s finance industry including with Citi Group and as an advisor to the Governor of Banque Centrale du Congo. A former Minister of Portfolio of the DRC, a position which she held for over five years, she is now a serving member of the National Assembly of the Democratic Republic of Congo, representing the Equateur Province, and brings a wealth of knowledge in managing the political and financial landscape in Central Africa. Ms. Lioko is also a special advisor to the DRC government to prevent violence against women and the recruitment of children for war. She was educated in Brussels, Belgium, and holds a law degree from the Catholic University of Louvain, Belgium, and a postgraduate degree in commercial science from the ICHEC Brussels Management School. She joined the board in January 2013. She stepped down as a member of the audit committee on May 2, 2017 and was appointed as a member of the governance and nomination committee on May 2, 2017.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Except as set forth below, none of the directors or executive officers of Randgold is, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that (i) while such person was acting in that capacity was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the company access to any statutory exemptions under applicable securities laws, in each case for a period of more than 30 consecutive days (each, an Order) or (ii) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set forth below, none of the directors or executive officers of Randgold or any shareholder holding a sufficient number of securities of Randgold to affect materially the control of Randgold, is or has been within the 10 years before the date of this Circular, a director or executive officer of any company that while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mark Bristow has been a director of Rockwell Diamonds Inc. (RDI) since March 2007. As a result of provisional liquidation proceedings of its South African operating subsidiaries, RDI was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis and applicable certificates by the prescribed deadline due to its current funding constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018.

Barrick Gold Corporation | Special Meeting Circular | G-29

None of the directors or executive officers of Randgold or any shareholder holding a sufficient number of securities of Randgold to affect materially the control of Randgold, has within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

None of the directors or executive officers of Randgold or any shareholder holding a sufficient number of securities of Randgold to affect materially the control of Randgold, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Randgold’s knowledge, other than as set forth in the Randgold 20-F, there are no known existing or potential conflicts of interest among Randgold and the directors, officers or other members of management of Randgold as a result of their outside business interests.

Indebtedness

During the most recently completed financial year and as at the date of this Circular, no director, executive officer, employee or associate of any such persons has been or is indebted to any member of the Randgold Group, nor has any member of the Randgold Group guaranteed any loans on behalf of any of these persons.

Our Social, Environmental and Human Rights Policies

Sustainable Development Policy

In 2017, Randgold created a Sustainable Development Policy to ensure it had an integrated management process and overall vision for how to identify and manage all potentially significant negative and positive impacts that its business operations have on the environment and stakeholders. Randgold is committed to creating value for all its stakeholders while integrating environmental and social aspects into all stages of its business activities, creating a healthy and safe working environment for its employees, contractors and suppliers, and contributing to the social and economic development of the communities where it operates.

Randgold ensures that the least damaging alternative, commensurate with its business strategy, is chosen and that measures designed to minimize the negative impacts are employed. To implement this policy, Randgold strives to ensure that all levels of decision making include a holistic consideration of the environment and our stakeholders. To facilitate this, all reports on proposed new projects or on modifications to existing operations must include an environmental and social impact assessment. Randgold educates and trains all levels of personnel to make employees aware of the negative impacts their actions could have on the environment. Additionally, environmental, social, health and safety management systems that comply with international standards are used to ensure all significant issues are identified and mitigated.

A copy of Randgold’s Sustainable Development Policy is available on Randgold’s website at www.randgoldresources.com/sustainable-development-policy. This policy is not incorporated by reference into this Circular and is not, and should not be considered to be, a part of this Circular.

Human Rights Policy

Randgold has a comprehensive policy that aims to set out a best practice approach towards human rights management at mining sites and within its supply chain. It covers, but is not limited to global best practice human rights requirements including zero tolerance for any exploitative, forced or compulsory labour including child labour. The policy supplements our code of conduct and also protects the rights of indigenous people.

Randgold provides specialized standalone human rights training programs for all security personnel. Randgold monitors that security forces implement the company’s human rights policy by ensuring that (i) strict due diligence procedures are in place prior to recruitment, including a requirement to be accredited according to relevant UN agencies; (ii) contractual requirements include human rights clauses; (iii) compulsory training is provided for all security providers in the UN Voluntary Principles on Business and Human Rights; and (iv) a formal disciplinary procedure is in place should any personnel be subject to credible allegations of serious human rights abuse. Any grievance marked as human rights related received through its community grievance mechanism is marked for immediate attention by management.

Within its supply chain, Randgold undertakes significant due diligence during the supplier selection and check to make sure any potential supplier does not have a record of human rights infringements. Respect for human rights is further entrenched in Randgold’s value chain through the inclusion of detailed human rights obligations in all supplier contracts. This ensures that all of its contractors have a legal duty to comply with Randgold’s zero tolerance approach to bribery, forced, bonded and vulnerable labour, corporal punishment and infringements of freedom of association.

A copy of Randgold’s Human Rights Policy is available on Randgold’s website at www.randgoldresources.com/human-rights-policy. This policy is not incorporated by reference into this Circular and is not, and should not be considered to be, a part of this Circular.

Barrick Gold Corporation | Special Meeting Circular | G-30

Legal and Regulatory Proceedings

The Company is not aware of any: (i) contemplated legal proceedings, (ii) penalties or sanctions imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of this Circular, (iii) other penalties or sanctions imposed by a court or regulatory body against the Company; or (iv) settlement agreements entered into by the Company before a court relating to provincial and territorial securities legislation or with a securities regulatory authority within the three years immediately preceding the date of this Circular.

Barrick Gold Corporation | Special Meeting Circular | G-31

SCHEDULE H: Randgold Historical Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Randgold Resources Limited

Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Randgold Resources Limited (the “Company”) and subsidiaries as of December 31, 2017 and 2016, the related consolidated statement of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated March 29, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2007.

/s/ BDO LLP

BDO LLP

London

March 29, 2018

F- 1

Barrick Gold Corporation | Special Meeting Circular | H-1

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2017, 2016 and 2015

$000	Note	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Revenue
Gold sales on spot		1,280,217	1,200,777	1,001,420
Total revenue		1,280,217	1,200,777	1,001,420
Share of profits of equity accounted joint ventures	10	11,950	17,299	77,303
Other income	20	14,928	5,960	15,616
Total income		1,307,095	1,224,036	1,094,339
Cost and expenses
Mining and processing costs	20	707,839	710,245	726,797
Royalties		65,663	62,377	51,673
Exploration and corporate expenditure	21	47,785	41,202	45,067
Other expenses	20	7,865	5,967	5,725
Total costs		829,152	819,791	829,262
Finance income	22	6,018	1,553	112
Finance costs	22	(3,107)	(3,193)	(4,411)
Finance income/(costs) – net	22	2,911	(1,640)	(4,299)
Profit before income tax		480,854	402,605	260,778
Income tax expense	4	(145,807)	(108,384)	(48,003)
Profit for the period		335,047	294,221	212,775
Other comprehensive expense
Gain/(loss) on available-for-sale financial assets		-	1,600	(561)
Share of equity accounted joint ventures other comprehensive (expense)/income	10	(17)	6	1,572
Total other comprehensive (expense)/income		(17)	1,606	1,011
Total comprehensive income		335,030	295,827	213,786
Profit attributable to:
Owners of the parent		278,017	247,474	188,677
Non-controlling interests		57,030	46,747	24,098
		335,047	294,221	212,775
Total comprehensive income attributable to:
Owners of the parent		278,000	249,080	189,688
Non-controlling interests		57,030	46,747	24,098
		335,030	295,827	213,786
Basic earnings per share ($)	6	2.96	2.64	2.03
Diluted earnings per share ($)	6	2.92	2.61	2.01
Average shares in issue (000)		94,055	93,644	93,094

The accompanying notes are an integral part of these consolidated financial statements.

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Barrick Gold Corporation | Special Meeting Circular | H-2

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at December 31, 2017 and 2016

$000	Note	Dec 31, 2017	Dec 31, 2016
Assets
Non-current assets
Property, plant and equipment	9	1,577,284	1,560,860
Trade and other receivables	7	55,052	-
Long term ore stockpiles	8	159,534	164,706
Investment in equity accounted joint ventures	10	1,440,610	1,414,211
Other investments in joint ventures	10	50,109	34,423
Total investments in joint ventures	10	1,490,719	1,448,634
Total non-current assets		3,282,589	3,174,200
Current assets
Inventories and ore stockpiles	8	116,797	119,027
Trade and other receivables	7	184,275	231,430
Cash and cash equivalents		719,808	516,301
Total current assets		1,020,880	866,758
Total assets		4,303,469	4,040,958
Equity and liabilities
Share capital	5	4,707	4,690
Share premium	5	1,563,361	1,537,326
Retained earnings		2,077,513	1,893,542
Other reserves		60,774	63,141
Equity attributable to owners of the parent		3,706,355	3,498,699
Non-controlling interests		285,914	253,258
Total equity		3,992,269	3,751,957
Non-current liabilities
Loans from minority shareholders		2,765	2,765
Deferred tax	11	52,781	42,386
Provision for rehabilitation	13	55,738	55,455
Total non-current liabilities		111,284	100,606
Current liabilities
Trade and other payables	12	149,288	127,377
Current tax payable		50,628	61,018
Total current liabilities		199,916	188,395
Total equity and liabilities		4,303,469	4,040,958

The accompanying notes are an integral part of these consolidated financial statements.

F- 3

Barrick Gold Corporation | Special Meeting Circular | H-3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2017, 2016 and 2015

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - December 31, 2014	92,674,085	4,634	1,450,984	67,254	1,575,218	3,098,090	204,864	3,302,954
Share of other comprehensive income of joint ventures	-	-	-	1,572	-	1,572	-	1,572
Fair value movement on available-for-sale financial assets	-	-	-	(561)	-	(561)	-	(561)
Total other comprehensive expense	-	-	-	1,011	-	1,011	-	1,011
Net profit for the period	-	-	-	-	188,677	188,677	24,098	212,775
Total comprehensive income/for the period	-	-	-	1,011	188,677	189,688	24,098	213,786
Share-based payments	-	-	-	21,915	-	21,915	-	21,915
Share options exercised	12,000	1	288	-	-	289	-	289
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	77	(77)	-	-	-	-
Shares vested[2]	296,200	15	25,300	(23,098)	-	2,217	-	2,217
Dividend relating to 2014	250,635	12	17,132	-	(55,744)	(38,600)	-	(38,600)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(10,256)	(10,256)
Balance - December 31, 2015	93,232,920	4,662	1,493,781	67,005	1,708,151	3,273,599	218,706	3,492,305
Share of other comprehensive income of joint ventures[1]	-	-	-	6	-	6	-	6
Fair value movement on available-for-sale financial assets[1]	-	-	-	1,600	-	1,600	-	1,600
Total other comprehensive income	-	-	-	1,606	-	1,606	-	1,606
Net profit for the period	-	-	-	-	247,474	247,474	46,747	294,221
Total comprehensive income for the period	-	-	-	1,606	247,474	249,080	46,747	295,827
Share-based payments	-	-	-	22,545	-	22,545	-	22,545
Share options exercised	109,413	5	3,228	-	-	3,233	-	3,233
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	1,052	(1,052)	-	-	-	-
Shares vested[2]	358,329	18	29,656	(26,963)	-	2,711	-	2,711
Dividend relating to 2015	103,090	5	9,609	-	(61,705)	(52,091)	-	(52,091)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(11,855)	(11,855)
Purchase of additional share in Tongon	-	-	-	-	(378)	(378)	(340)	(718)
Balance - December 31, 2016	93,803,752	4,690	1,537,326	63,141	1,893,542	3,498,699	253,258	3,751,957
Share of other comprehensive expense of joint ventures[1]	-	-	-	(17)	-	(17)	-	(17)
Other comprehensive expense	-	-	-	(17)	-	(17)	-	(17)
Net profit for the period	-	-	-	-	278,017	278,017	57,030	335,047
Total comprehensive (expense)/income for the period	-	-	-	(17)	278,017	278,000	57,030	335,030
Share-based payments	-	-	-	21,779	-	21,779	-	21,779
Share options exercised	10,306	1	276	-	-	277	-	277
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	72	(72)	-	-	-	-
Shares vested[2]	310,814	16	25,687	(24,057)	-	1,646	-	1,646
Dividend relating to 2016	-	-	-	-	(94,046)	(94,046)	-	(94,046)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(24 374)	(24,374)
Balance – December 31, 2017	94,124,872	4,707	1,563,361	60,774	2,077,513	3,706,355	285,914	3,992,269

1             Other reserves include the cumulative charge recognized under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.

2             Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

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Barrick Gold Corporation | Special Meeting Circular | H-4

Share capital

The share capital comprises the issued ordinary shares of the company at par.

Share premium

The share premium comprises the excess value recognized from the issue of ordinary shares for consideration above par and amounts transferred from other reserves on the exercise of share options and vesting of share awards.

Retained earnings

Retained earnings comprise the group’s cumulative accounting profits and losses since inception less dividends.

Other reserves

Other reserves comprise the cumulative charge recognized under IFRS 2 in respect of share-based payment awards (net of amounts transferred to share capital and share premium), the foreign currency translation reserve as well as cumulative fair value movements in available-for-sale financial assets. At December 31, 2017, the balance of the share-based payment reserve amounted to $59.4 million (2016: $61.7 million) (2015: $67.2 million). The foreign currency translation reserve was $1.4 million at December 31, 2017 (2016: $1.4 million) (2015: $1.4 million). The cumulative net gain in available for sale financial assets amounted to $nil million at December 31, 2017 (2016: $nil million) (2015: cumulative net loss of $1.6 million).

Non-controlling interests

Non-controlling interests comprise the non-controlling interests’ share of cumulative profits and losses in the group, less their share of dividends paid.

The accompanying notes are an integral part of these consolidated financial statements.

F- 5

Barrick Gold Corporation | Special Meeting Circular | H-5

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2017, 2016 and 2015

$000	Note	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Cash flow from operating activities
Profit for the period		335,047	294,221	212,775
Income tax expense	4	145,807	108,384	48,003
Profit before income tax		480,854	402,605	260,778
Share of profits of equity accounted joint ventures	10	(11,950)	(17,299)	(77,303)
Net finance (income)/cost		(4,297)	570	2,902
Unwind of discount on provisions for environmental rehabilitation	14	1,386	1,070	1,397
Depreciation and amortization	9	182,900	175,343	150,902
Share-based payments	15	21,993	23,891	22,943
Non-cash adjustment on royalties		28,101	31,276	36,855
Loss on sale of available-for-sale financial assets		-	524	-
		698,987	617,980	398,474
Effects of changes in operating working capital items
Receivables		(44,417)	(53,319)	(22,399)
Inventories and ore stockpiles		7,402	14,577	6,220
Trade and other payables		29,374	(14,206)	28,137
Cash generated from operations before interest and tax		691,346	565,032	410,432
Interest received		6,018	1,553	112
Interest paid		(1,721)	(2,123)	(3,014)
Dividends received from equity accounted joint ventures		4,000	26,000	45,272
Income tax paid		(151,845)	(69,235)	(55,820)
Net cash generated by operating activities		547,798	521,227	396,982

Additions to property, plant and equipment		(195,979)	(170,783)	(216,038)
Sale of available-for-sale financial assets		-	1,982	-
Funds invested in equity accounted joint ventures		(30,915)	-	(2,829)
Loans repaid by equity accounted joint ventures		746	11,934	1,072
Acquisition of additional interest in Tongon		-	(718)	-
Net cash used in investing activities		(226,148)	(157,585)	(217,795)

Proceeds from issue of ordinary shares		277	3,233	289
Dividends paid to company’s shareholders		(94,046)	(52,091)	(38,600)
Dividends paid to non-controlling interests		(24,374)	(11,855)	(10,256)
Net cash used by financing activities		(118,143)	(60,713)	(48,567)
Net increase in cash and equivalents		203,507	302,929	130,620
Cash and equivalents at beginning of year		516,301	213,372	82,752
Cash and cash equivalents at end of year		719,808	516,301	213,372

The effective interest rate on cash and cash equivalents was 0.9029% (2016: 0.54%) (2015: 0.10%). These funds have an average maturity of less than 90 days.

The accompanying notes are an integral part of these consolidated financial statements.

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Barrick Gold Corporation | Special Meeting Circular | H-6

Notes to the consolidated financial statements

for the years ending December 31, 2017, 2016 and 2015

1.	Nature of operations

Randgold Resources Limited (the company) and its subsidiaries together with its joint ventures (the group) carry out exploration and gold mining activities. The group currently has five operating mines. There are three operating mines in Mali, West Africa: the Morila gold mine (equity accounted joint venture), which started production in October 2000, the Loulo gold mine (subsidiary), which commenced production in November 2005 and the Gounkoto gold mine (subsidiary), which began production in June 2011. The Morila gold mine is nearing the end of its life and fed tailings storage facility (TSF) material, as well as Domba satellite ore during the year. The group also operates a fourth gold mine in Côte d’Ivoire, Tongon (subsidiary), which started production in December 2010 and a fifth in the Democratic Republic of Congo (DRC), Kibali (equity accounted joint venture) which started production in October 2013. Randgold is the operator of all of its mines.

The interests of the group in its operating mines are held through Société des Mines de Morila SA (Morila) which owns the Morila mine, Société des Mines de Loulo SA (Loulo) which owns the Loulo mine, Société des Mines de Tongon SA (Tongon) which owns the Tongon mine, Société des Mines de Gounkoto SA (Gounkoto) which owns the Gounkoto mine and Kibali Goldmines SA (Kibali), which owns the Kibali mine. Randgold holds an effective 40% interest in Morila in conjunction with AngloGold Ashanti Limited (AngloGold Ashanti) (40%) and the State of Mali (20%). Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. The group also holds an effective 45% interest in the Kibali gold mine (equity accounted joint venture) in the Democratic Republic of Congo (DRC) in conjunction with AngloGold Ashanti (45%) and Société Miniére de Kilo-Moto SA UNISARL (SOKIMO) (10%). Management of Kibali (Jersey) Limited, the effective 90% shareholder of Kibali, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. Randgold holds an effective 80% interest in both Loulo and Gounkoto. The remaining 20% interest is held by the State of Mali. Randgold holds an effective 89.7% interest in Tongon. The remaining 10% is held by the State of Côte d’Ivoire while 0.3% is held by local Ivorian investors.

The group has a portfolio of exploration permits and projects, with various exploration programs, ranging from early stage exploration to technical and financial studies being undertaken. These are underway in the DRC, Mali, Senegal and Côte d’Ivoire.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of Randgold Resources Limited and its subsidiaries and joint ventures have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB) as adopted by the European Union and in accordance with Article 105 of the Companies (Jersey) Law of 1991.

The consolidated financial statements also comply with IFRS as issued by the IASB, as is required as a result of our listing on NASDAQ in the US. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the company’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

After reviewing the group’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern for at least the next 12 months based on forecasts and available cash resources and available facilities.

The financial statements were approved and authorized for issue by the board of directors on March 29, 2018.

New standards and interpretations applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2017 which have been adopted by the group for the first time this year. These have not had a material impact.

Effective period commencing on or after
IAS 12	Recognition of deferred tax assets for unrealized losses (Amendments to IAS12)	January 1, 2017
IAS 7	Disclosure Initiative: Amendments to IAS 7	January 1, 2017
	Annual Improvements to IFRSs (2014 – 2016 Cycle)	January 1, 2017

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Standards effective in future period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2018 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
IFRS 17	Insurance contracts	January 1, 2021
IFRS 2	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)	January 1, 2018
IFRIC 22	IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23	IFRIC 23 Uncertainty over Income Tax Treatments	January 1, 2019
IAS 28	Amendments to IAS 28: Long-term interests in Associates and Joint Ventures	January 1, 2019
	Annual Improvements to IFRSs (2015-2017 Cycle)	January 1, 2019

IFRS 15 is intended to introduce a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognize revenue and how much revenue to recognize. The core principle is that an entity recognizes revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Management have completed an assessment of an existing gold sale contract and, based on the analysis performed, do not anticipate any material impact to the recognition of revenue upon adoption of this standard based on the existing arrangements at their operations given the commonality across its contracts.

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognize all lease assets and liabilities on the balance sheet; recognize amortization of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. The requirements of IFRS 16 extend to certain service contracts, such as mining contractors in which the contractor provides services and the use of assets, which may impact the group. Accordingly, the group has initiated a review of relevant contracts to complete an impact assessment.

IFRS 9 ‘Financial instruments’ addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39 and will apply to loans to joint ventures although the impact is not expected to be material. It is noted that TVA receivables are outside the scope of this standard. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.

Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries are entities over which the group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group's returns; generally accompanying an interest of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests or other identifiable intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

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Joint ventures

The group holds interests in a number of joint ventures. In a joint venture the parties that have joint control of the arrangement (the joint venturers) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

Acquisitions

Except for initial recognition under IFRS 11 transition rules, further investments in additional joint venture companies are initially recognized at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on joint ventures represents the excess of the cost of acquisition of the joint venture over the group’s share of the fair value of the identifiable net assets of the joint venture and is included in the carrying amount of the investments.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, the group’s share of its joint ventures’ post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in a joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognize further losses, unless it has obligations to make or has made payments on behalf of the joint venture company. Unrealized gains on transactions between the group and its joint venture companies are eliminated to the extent of the group’s interest in the joint venture companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Any trading receivables and payables with joint venture companies are classified within trade and other receivables and payables. The accounting policies of joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

Investments in subsidiaries and joint ventures

Investment in subsidiaries and joint ventures are stated at cost less any provisions for impairment in the individual financial statements of the company. Dividends are accounted for when the company becomes entitled to receive them. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of comprehensive income.

Segmental reporting

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate and exploration’ segment. The group provides segmental information using the same categories of information the group’s chief operating decision maker utilizes. The group’s chief operating decision maker is considered by management to be the board of directors.

The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations and exploration projects that have a significant amount of capitalized expenditure or other fixed assets.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is also the functional currency of the company and its significant subsidiaries and joint ventures.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income in other income and other expenses.

Property, plant and equipment

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as processing plants, tailings facilities, raw water dams and power stations) are initially recorded at cost. Development of orebodies includes the development costs of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Costs associated with underground development are capitalized when the works provide access to the orebody, whereas costs associated with ore extraction from operating orebody sections are treated as operating costs. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortization and impairment.

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity.

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Costs are capitalized during the construction of a new mine until commercial levels of production are achieved (refer to ‘Commercial production’ below), after which the relevant costs are depreciated. Costs are capitalized provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized under ‘Long-lived assets and mine development costs’.

Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Commercial production

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine construction project is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:

• The level of capital expenditure compared to construction cost estimates;

• Completion of a reasonable period of testing of the mine plant and equipment;

• The ability to produce gold in saleable form; and

• The ability to sustain commercial levels of gold production.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and subsequent costs are either regarded as inventory or expensed, except for capitalizable costs related to subsequent mining asset additions or improvements, open cast stripping, underground mine development or ore reserve development.

The commissioning of an underground mine typically occurs in phases, with sections brought into production while deeper levels remain under construction. The shared infrastructures, such as declines of shafts, are assessed to determine whether they contribute to the production areas. Where they contribute to production, the attributable costs are transferred to production assets and start to be depreciated. The costs transferred comprise costs directly attributable to producing zones or, where applicable, estimates of the portion of shared infrastructure that are attributed to the producing zones.

Development expenditure approval

Development activities commence after project sanctioning by the appropriate level of management. Judgment is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgment, management is required to make certain estimates and assumptions similar to those described below for capitalized exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available.

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalized until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalized as a stripping activity asset, if and only if, all of the following are met:

• It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;

• The group can identify the component of the orebody for which access has been improved; and

• The costs relating to the stripping activity associated with that component or components can be measured reliably.

In determining the relevant component of the orebody for which access is improved, the group componentizes each of its mines into geographically distinct orebody sections or phases to which the stripping activities being undertaken within that component are allocated. Such phases are determined based on assessment of factors such as geology and mine planning.

Once determined that any portion of the production stripping costs should be capitalized, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalized, unless the direct costs of stripping activity can be separately identified in which case such costs are capitalized.

The group depreciates the deferred costs capitalized as stripping assets on a unit of production method, with reference to the ex-pit ore treated from the relevant orebody component or phase.

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Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortization

Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset. As an example, underground assets are depreciated over underground proven and probable reserves and tonnes milled from those orebodies. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges.

Depreciation of construction and development costs for new mines commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections of an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation starts when the assets are ready and available for use.

Impairment

The carrying amount of the property, plant and equipment and investments in joint ventures of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is the group’s weighted average cost of capital adjusted for asset specific factors when applicable. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. Only proven and probable reserves are used in the calculations and the models use the approved mine plans and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plans. The revised asset carrying amounts are depreciated in line with group accounting policies. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment and investments in joint ventures.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.

Inventories

Inventories include ore stockpiles, gold in process and dóre supplies, stores and materials, and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Cost of ore stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile at an individual mine when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan.

Morila’s full grade ore stockpile was depleted in 2015. At Loulo, full grade open pit stockpile material is above 3.0g/t for Loulo and marginal ore 1.58g/t for Gara, while Yalea is above 0.7g/t.  No Yalea or Gara underground material is on the stockpile since all ore mined is fed.  At Gounkoto, the full grade ore stockpile is above 2.58 g/t and marginal ore above 1.09g/t.  Tongon’s full grade ore stockpile is above 1.34g/t and marginal ore above 0.79g/t, while Kibali’s high and medium grade ore stockpile is above 1.53g/t with a marginal ore cut-off grade of 0.99g/t.

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LoM) processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceed the annual tonnes to be milled as per the mine plan in the following year, are classified as non-current in the statement of financial position.

The net realizable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realizable value. Ore stockpiles which are not blended in production are assessed separately to ensure they are carried at the lower of cost and net realizable value, although no such stockpiles are currently held.

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Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to estimated contained gold and market gold prices.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

Interest/borrowing costs

Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing costs are expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing costs are capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalized during the year or during the prior year.

Royalties

Royalty arrangements based on mineral production are in place at each operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty, the group pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. A royalty expense is recorded when revenue from the sale of gold is recognized.

Financial instruments

Financial instruments are measured as set out below. Financial instruments carried on the consolidated statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, available for sale financial assets, loans to and from subsidiaries and joint ventures and loans to minorities.

Cash and cash equivalents

Cash and cash equivalents are carried in the consolidated statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in borrowings in current liabilities.

Trade and other receivables

Trade and other receivables are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, trade and other receivables are measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in mining and processing costs in the consolidated statement of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the consolidated statement of comprehensive income within other expenses, other movements in fair value are recognized in other reserves within equity.

Borrowings (including bank borrowings when applicable, loans from subsidiaries, joint ventures and minorities)

Borrowings are recognized initially at fair value, which equates to the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Trade and other payables

Accounts payable and other short term monetary liabilities, are initially recognized at fair value, which equates to the transaction price, and subsequently carried at amortized cost using the effective interest method.

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Rehabilitation costs

The net present value of estimated future rehabilitation costs is provided for in the consolidated financial statements and capitalized within property, plant and equipment on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the construction or disturbance occurring and thereafter as and when additional construction or disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimated risk adjusted rehabilitation works cost and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the consolidated statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortized on a unit of production basis. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

Provisions

Provisions are recognized when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Current tax

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the consolidated statement of financial position date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Taxation paid in the consolidated statement of cash flows relates to corporate tax liability payments. In Mali, the State is not reimbursing value added tax (TVA) due to the group as required under the legally binding mining convention. Morila, Loulo and Gounkoto each have an existing legal right under their respective establishment conventions to offset the TVA against corporate tax as it falls due. As a result, payments made under the TVA taxation system are being made in the knowledge that such payments first represent payments on account for corporate tax. The group records such payments as 'taxation paid' in the consolidated statement of cash flows as this is considered to present a more appropriate reflection of the group's corporate tax contribution by management. Once corporate tax liabilities are met, the remaining payments under the TVA system represent normal recoverable TVA and are not reflected in the consolidated statement of cash flows as 'taxation paid'.

Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognized. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the temporary differences reverses. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Accounting for Gounkoto non-controlling interest priority dividends

Under the statutory requirements of the 1999 Malian Mining Code (the ‘Code’), the State of Mali is entitled to advanced payment of dividends. The advanced payment entitlement is calculated based on 10% of profits after certain deductions. The advanced dividends paid are deducted from the ordinary dividends that the government receives under its 20% equity interest in Gounkoto. Given the statute, a liability is recognized at each balance sheet date based on 10% of the accrued profit measure. The liability is extinguished upon the subsequent payment of the advanced dividend. An ‘other receivables’ asset is recorded as the advanced dividend automatically entitles Gounkoto to reduce future cash flows paid to the State of Mali and creates economic benefit. The carrying value of the asset is reviewed for impairment. Ordinary dividends are recorded as a reduction in non-controlling interest once declared.

Contingent liabilities

The group discloses contingent liabilities when possible obligations exist as a result of past events, unless the possible outflows of economic benefits are considered remote. By their nature, contingencies will often only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In certain circumstances, to provide transparency, the group voluntarily elects to disclose information regarding claims for which any outflow of economic benefit is considered remote.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Employee benefits

Pension obligations

The group has defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

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Barrick Gold Corporation | Special Meeting Circular | H-13

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after statement of financial position date are discounted to present value.

Profit-sharing and bonus plans

The group recognizes a liability and an expense for bonuses. The group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments

The fair value of the employee services received in exchange for the grant of options, restricted shares or participation in the group’s Co-Investment Plan is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares awards determined at the grant date:

• Including any market performance conditions (for example, the correlation used between the Euromoney Global Gold Index and the company TSR); and

• Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, reserve growth targets and remaining an employee of the entity over a specified time period).

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each statement of financial position date and the difference is charged or credited to the statement of comprehensive income, with a corresponding adjustment to equity. Market performance conditions are included in the fair value assumptions on the grant date with no subsequent adjustment. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity. When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Transfers are made between other reserves and share premium when options are exercised and shares vest for the cumulative share based expense.

Leases

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the consolidated statement of comprehensive income over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

Revenue recognition

The company enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines’ smelt houses. As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group’s best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant.

Exploration and evaluation costs

The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. ‘probable’. While the criteria for concluding that an expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a suitable technical and financial study that demonstrates the viability of the project, after which the expenditure is capitalized as a mine development cost. The technical and financial study consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The technical and financial study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

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Barrick Gold Corporation | Special Meeting Circular | H-14

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a final feasibility study; however, a suitable technical and financial study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant or the work done at technical and financial study level clearly demonstrates an economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a technical and financial study. This economic evaluation is distinguished from a technical and financial study in that some of the information that would normally be determined from first principles is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allows the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.

Dividend distribution

Dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.

Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share

Diluted earnings per share are presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3.	Key accounting estimates and judgments

Some of the accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates or determining the appropriate accounting treatment for a transaction.

By their nature, these judgments are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

TVA (value added tax)

Included in trade and other receivables are TVA receivables (note 7) of $114.4 million ($55.1 million as non-current) (2016: $89.4 million - all current) (2015: $96.5 million current and $6.4 million non-current) consisting primarily of recoverable TVA balances owing by the State of Mali. In Mali the TVA owing is being offset against other tax owing to the State, in accordance with the legal right of offset under the relevant establishment conventions.

Profit forecasts for Loulo and Gounkoto, using approved budgets and mine plans, supports recovery of the balance through such offsetting by 2019 (2016: 2017) (2015: 2017), although the recovery and timing is subject to estimates of factors such as gold price and production. The gold price is consistent with that used in the group’s impairment tests detailed below. Judgment was required in assessing the recoverability of these amounts and timing thereof. A discounting provision of $2.5 million (2016: $1.4 million) (2015: $2.9 million) has been recorded in respect of the TVA receivables. The group is continuing to engage with authorities in Mali to pursue the cash settlement of the outstanding TVA balances.

A further $70.2 million (before discounting provision) of TVA receivables (2016: $64.9 million) (2015: $61.8 million) (at 45% attributable share) is included in the underlying statement of financial position of the Kibali joint venture, while $7.0 million of TVA receivables (40% attributable share) (2016: $5.0 million) (2015: $6.3 million) is included in the underlying statement of financial position of Morila and are shown in the ‘Investment in joint ventures’ line in the consolidated statement of financial position.

The group continues to seek recovery of TVA in the DRC, in line with the Mining Code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgment exists in assessing recovery of these receivables. While the TVA balance is considered collectible, uncertainty exists regarding the timing of receipt. Accordingly, the receivable has been discounted by $8.1 million (2016: $7.8 million) (2015: nil) (at 45% attributable share) which required estimates as to the timing of future receipts based on historical trends. A discount rate of 10% has been applied to the expected cash receipts and 2% applied to the amounts forecasted to be recovered through offsetting. A 1% change in the discount rate would increase the provision by $0.5 million (at 45% attributable share). A one year delay to recovery would increase the provision by $3.6 million (at 45% attributable share).

Malian tax disputes

The International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in 2016, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently received during the third quarter of 2016. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts due were also confirmed to be recoverable as TVA receivables by the award such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received by the group from the State of Mali in respect of its Mali operations. The outstanding claims in respect of its Mali operations totaled $200.5 million at the end of the year.

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Barrick Gold Corporation | Special Meeting Circular | H-15

Having taken professional advice, the group considers the material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims are considered improbable under IFRS. In forming this assessment, the Board have considered the professional advice received, the legally binding mining convention with the State of Mali, the findings of the previous ICSID arbitration tribunal and the facts and circumstances of each individual claim.

Loulo, Gounkoto and Morila have each legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter of 2016, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October 2016. During October 2016, the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are legally not due will be refunded. These amounts are shown in trade and other receivables and judgment was applied in assessing the recoverability of the balance.

Recovery of deferred tax assets

Management have recognized a deferred tax asset of $43.2 million (at 100%) at Kibali (2016: $11.1 million deferred tax liability). The group has to apply judgment in determining the recoverable amount of deferred tax assets. Deferred tax assets are recognized to the extent that their utilization is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset has been assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the DRC tax code.

The group considers the deferred tax assets to be recoverable owing to the latest life of mine plan which estimates the asset being utilized within three years. The gold price would have to fall below $1,040/oz before the tax losses are not utilized.

Carrying values of property, plant and equipment and joint venture investments

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed approved mine plans and operating plans. Future cash flows are based on estimates of:

• The quantities of the proven and probable reserves being those for which there is a high degree of confidence in economic extraction;

• Future production levels;

• Future commodity prices, including oil forecast at $70/bbl (2016: $60/bbl) (2015: $60/bbl);

• Future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;

• Future gold prices – a gold price curve was used for the impairment calculations starting at a $1,250/oz gold price (2016: $1,200/oz) (2015: $1,150/oz) and increasing at an average of 2.5% per annum (2016: 2%) (2015: 1.5%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;

• A discount rate equivalent to 8.2% pre-tax (2016: 8.2%) (2015: 7.9%); and

• An inflation rate of 2.5% (2016: 2%) (2015: 1.5%).

The impairment tests did not indicate impairment and head room existed at each mine. Given the significance of gold prices and the longevity of mine plans, the directors consider gold price and discount rate sensitivities to be relevant.

A reduction in forward gold prices in excess of 20.4% or an increase in the discount rate to 18.7% is required to give rise to an impairment at any of the mines with the greatest discount rate sensitivity being at Kibali.

However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The models are considered suitably conservative with proven and probable reserves determined based on $1,000/oz gold price (2016: $1,000/oz) (2015: $1,000/oz) as shown below.

Capitalization and depreciation

There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 2 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the unit of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

The group applies judgment in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the orebody. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams where contractor mining is used. The nature of activity is assessed by the group’s mining teams where owner mining applies. Direct labor, materials and other costs are specifically allocated based on the activity performed. Indirect costs that are attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating meters.

Barrick Gold Corporation | Special Meeting Circular | H-16

Specifically, judgment is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 2 and during 2015 Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgment was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

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Barrick Gold Corporation | Special Meeting Circular | H-17

Gold price assumptions

The following gold prices were used in the mineral reserves optimization calculations:

$/oz	2017	2016	2015
Morila	1,000	1,000	1,000
Loulo: open pit	1,000	1,000	1,000
Loulo: underground	1,000	1,000	1,000
Tongon	1,000	1,000	1,000
Kibali	1,000	1,000	1,000
Massawa	1,000	1,000	1,000
Gounkoto	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations which impact LoM plans. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

Determination of ore reserves

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the 2012 JORC code). Reserves determined in this way are used in the calculation of depreciation and amortization, as well as the assessment of the carrying value of property, plant and equipment and joint ventures and timing of mine closure obligations. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Future rehabilitation obligations

The net present value of current rehabilitation estimates has been discounted to their present value at 2.5% per annum (2016: 2.5%) (2015: 2.25%) being the prevailing risk free interest rates. Expenditure is generally expected to be incurred at the end of the respective mine lives. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to note 13. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $6.8 million (2016: $5.3 million) (2015: $5.3 million) on the provision for environmental rehabilitation, and an impact of $0.6 million (2016: $0.5 million) (2015: $0.6 million) on the consolidated statement of comprehensive income.

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgment is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current year, the stockpiles were tested for each individual mine, reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The forecast gold prices and cost escalators were those used in the impairment test detailed above. The net realizable value tests demonstrate significant headroom with no reasonable sensitivity indicating impairment.

Post production open cast mine stripping

The group capitalizes costs, associated with stripping activity, to expose the orebody, within mining assets (in note 9) with significant stripping costs capitalized in the year at Gounkoto in respect of the super pit project, together with stripping of pits at Kibali included within the equity accounted joint venture (in note 10). Judgment was required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, project feasibility studies, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgment over the eligible costs. The group determined that the stripping activity for the Gounkoto super pit related to the enlarged open pit as a whole based on the improved access to the orebody, following consideration of all relevant facts and circumstances. The group determined that the stripping costs at Kibali are attributable to the individual satellite pits to which improved access was provided. The group subsequently depreciates relevant stripping assets as that section of the orebody is mined, which requires judgment as to the relevant section of the orebody for depreciation.

Exploration and evaluation expenditure

The group has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed. Management exercises this judgment based on the results of economic evaluations, technical and financial studies or feasibility studies. Costs are capitalized where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.

Share-based payments

Refer to note 14 for the key assumptions used in determining the value of share-based payments.

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Barrick Gold Corporation | Special Meeting Circular | H-18

4.	Income taxes

$000	Note	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Current taxation		135,412	101,546	41,972
Deferred taxation	11	10,395	6,838	6,031
		145,807	108,384	48,003
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.
Profit before tax		480,854	402,605	260,778
Tax calculated at effective tax rate of 30%		144,256	120,782	78,233
Difference in tax rates in overseas jurisdictions		(4,771)	(3,513)	-
Reconciling items:
• Income taxed at 0%		(17,499)	(17,002)	(8,483)
• Expenses deductible at 0%		12,864	10,947	7,528
Withholding tax adjustment on Tongon dividend		10,908	2,272	-
Côte d’Ivoire tax holiday permanent differences		-	-	(7,868)
Share of equity accounted joint venture profits		(3,585)	(5,190)	(23,191)
Other permanent differences		3,634	88	1,784
Taxation charge		145,807	108,384	48,003

The company is subject to an income tax rate in Jersey at 0%. Tongon benefited from a five year tax holiday in Côte d’Ivoire from the commencement of production in December 2010 until the tax exoneration period expired in December 2015 and as such Tongon paid tax for 2016 at a rate of 25%. The benefit of the tax holiday to the group was to increase its net profit by nil (2016: nil) (2015: $7.9 million). Accordingly, had the group not benefited from the tax holiday, earnings per share would have been reduced by $0 for the year ended December 31, 2017 (2016: nil) (2015: $0.09). Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. The Loulo, Gounkoto and Tongon operations have no assessable capital expenditure carry forwards for assessable tax losses, at December 31, 2017, 2016 and 2015, respectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $23.1 million credits (2016: $9.7 million credits) (2015: $11.0 million charges) for current and deferred tax entries, primarily in respect of Morila and Kibali.

5.	Share capital and premium

The total authorized number of ordinary shares is 120 million (2016: 120 million) (2015: 120 million) of $0.05 (2016: $0.05) (2015: $0.05). All issued shares are fully paid. The total number of issued shares at December 31, 2017 was 94,124,872 shares (2016: 93,803,752 shares) (2015: 93,232,920 shares). Refer to the consolidated statement of changes in equity above for more detail on the annual movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares, exercise of share options and vesting of share awards and the scrip dividends. Randgold’s board of directors has recommended an annual dividend for the period ended December 31, 2017 of $2.00 per share, up 100% on the previous year’s $1.00. The dividend will be paid in cash with no scrip alternative being made available and the resolution for the dividend has been submitted to shareholders for approval at the company’s annual general meeting scheduled for May 8, 2018.

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Barrick Gold Corporation | Special Meeting Circular | H-19

6.	Earnings and dividends per share

	Income (numerator) $000	Shares (denominator)	Per share amount $
For the year ended December 31, 2017
Basic earnings per share		93,803,752
Shares outstanding at January 1, 2017		251,010
Weighted number of shares issued	278,017	94,054,762	2.96
Income available to shareholders
Effective of dilutive securities
Share options		5,257
Restricted shares		1,074,144
Diluted earnings per share	278,017	95,134,163	2.92
For the year ended December 31, 2016
Basic earnings per share
Shares outstanding at January 1, 2016		93,232,920
Weighted number of shares issued		411,190
Income available to shareholders	247,474	93,644,110	2.64
Effective of dilutive securities
Share options		38,833
Restricted shares		1,110,899
Diluted earnings per share	247,474	94,793,842	2.61
For the year ended December 31, 2015
Basic earnings per share
Shares outstanding at January 1, 2015		92,674,085
Weighted number of shares issued		419,607
Income available to shareholders	188,677	93,093,692	2.03
Effective of dilutive securities
Share options		77,227
Restricted shares		922,884
Diluted earnings per share	188,677	94,093,803	2.01

Refer to note 14 for details on share options and share awards issued. $94.0 million ($1.00 per share) was paid as dividends in 2017 (2016: $61.7 million/$0.66 per share) (2015: $55.7 million/$0.60 per share) of which the total amount was paid in cash. On February 2, 2018, the board of directors proposed an annual dividend of $2.00 per share which, if approved, will result in an aggregate dividend payment of $188.2 million and is expected to be paid in May 2018. The proposed dividend in respect of 2017 is subject to shareholder approval at the annual general meeting to be held on May 8, 2018. The dividend will be paid in cash with no scrip alternative being made available.

298,238 restricted share awards were also antidilutive at December 31, 2017 (2016: 377,387) (2015: 470,212). The total number of potentially issuable shares at December 31, 2017 was 1,506,422 (2016: 1,655,138) (2015: 1,766,813).

7.	Trade and other receivables

$000	Note	Dec 31, 2017	Dec 31, 2016
Trade receivables		17,998	34,099
Advances to contractors		2,638	7,861
Taxation debtors	7.1	142,090	112,684
Prepayments and other receivables		68,999	67,712
Gounkoto advance dividend	7.2	7,602	9,074
Total		239,327	231,430
Less: current portion		(184,275)	(231,430)
Non-current portion	7.1	55,052	-

7.1 The taxation debtors primarily relate to indirect taxes owing to the group by the State of Mali, including TVA balances at Loulo of $91.9 million (2016: $61.6 million) and Gounkoto of $21.9 million (2016: $26.2 million). The taxation debtor also includes corporate tax prepayments at Loulo of $21.0 million (2016: $18.5 million) and Gounkoto of $7.3 million (2016: $6.4 million).

7.2 Refer to note 2 for details of the Gounkoto dividend.

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Barrick Gold Corporation | Special Meeting Circular | H-20

The classes within trade and other receivables do not contain impaired assets. The carrying values are considered to approximate fair values.

The credit quality of receivables that are not past due or impaired is considered high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security although it has the legally binding right to offset TVA balances with other taxation payable in Mali, and exercises this right. Refer to note 17 for further information on the concentration of credit risk.

The terms of payment of trade receivables are less than seven days, advances to contractors 30 days.

8.	Inventories and ore stockpiles

$000	Dec 31, 2017	Dec 31, 2016
Consumable stores	100,992	100,530
Stockpiles	162,468	172,541
Gold in process	12,871	10,662
Total inventories and ore stockpiles	276,331	283,733
Less: current portion	(116,797)	(119,027)
Non-current portion	159,534	164,706

All inventory and ore stockpiles are stated at the lower of cost or net realizable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

9.	Property, plant and equipment

$000	Dec 31, 2017	Dec 31, 2016
Mine properties, mine development costs and mine plant facilities and equipment cost
At the beginning of year	2,462,421	2,272,985
Additions	199,324	189,436
	2,661,745	2,462,421
Accumulated depreciation and amortization
At beginning of year	901,561	726,218
Charge for the year	182,900	175,343
	1,084,461	901,561
Net book value	1,577,284	1,560,860

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortized on a unit of production basis as detailed in note 2 and comprise the metallurgical plants, tailings and raw water dams, power plants and mine infrastructure and development costs. The net book value of these assets was $1,462.9 million at December 31, 2017 (2016: $1,553.5 million) (2015: $1,535.4 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was $95.4 million at December 31, 2017 (2016: $6.0 million) (2015: $7.7 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of $1.2 million (2016: $1.4 million) (2015: $1.7 million).

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Barrick Gold Corporation | Special Meeting Circular | H-21

Post production stripping

Property, plant and equipment include capitalized stripping costs, related to the production phase of opencast mining. The net book value at December 31, 2017 was $17.8 million (2016: nil) (2015: $2.0 million).

Remaining maximum estimated useful lives by mine

	Dec 31, 2017	Dec 31, 2016
The remaining maximum estimated useful lives in respect of proven and probable reserves for each mine included above is as follows:
Loulo	15 years	12 years
Gounkoto	10 years	10 years
Tongon	4 years	4 years

10.	Investments and loans in subsidiaries and joint ventures

The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited, RAL 1 Limited and RAL 2 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures has been accounted for using the equity method.

The following tables represent the group’s share of the assets and liabilities of the respective joint venture which are included in the consolidated balance sheet and statement of comprehensive income within the total investments in joint ventures, share of profits of equity accounted joint ventures and share of equity accounted joint ventures’ other comprehensive income.

Investment in joint ventures

The movements in total investments in joint ventures are as follows:

$000	Dec 31, 2017	Dec 31, 2016
Beginning of year
Investments in equity accounted joint ventures	1,414,211	1,427,316
Other investments in joint venture	34,423	45,940
Total investments in joint ventures	1,448,634	1,473,256
Funds invested in equity accounted joint ventures	30,898	-
Loans repaid by equity accounted joint ventures	(746)	(11,927)
Share of profits of equity accounted joint ventures	11,950	17,299
Dividends	-	(30,000)
Share of other comprehensive income of joint ventures	(17)	6
End of year
Investments in equity accounted joint ventures	1,440,610	1,414,211
Other investments in joint ventures	50,109	34,423
Total investments in joint ventures	1,490,719	1,448,634

Kibali (Jersey) Limited

Set out below is the summarized financial information for Kibali (Jersey) Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

F- 21

Barrick Gold Corporation | Special Meeting Circular | H-22

$000	Dec 31, 2017	Dec 31, 2016
Summarized statement of financial position
Current
Cash and cash equivalents	3,288	18,865
Other current assets (excluding cash)	166,278	179,588
Total current assets	169,566	198,453
Financial liabilities (excluding trade payables)	(8,656)	(10,285)
Other current liabilities (including trade payables)	(105,565)	(133,113)
Total current liabilities	(114,221)	(143,398)
Non-current
Assets	2,833,946	2,805,020
Financial liabilities	(41,210)	(46,929)
Other liabilities	(23,244)	(32,259)
Total non-current liabilities	(64,454)	(79,188)
Net assets	2,824,837	2,780,887

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Summarized statement of comprehensive income
Revenue	754,852	709,372	747,272
Depreciation and amortization	(264,415)	(210,925)	(192,509)
Interest income	4,147	4,735	4,818
Interest expense	(5,478)	(5,298)	(5,376)
Profit before tax	(40,349)	26,728	155,825
Income tax	54,333	22,962	(17,840)
Post-tax profit	13,984	49,690	137,985
Other comprehensive income—gain on available for sale financial asset	-	-	3,144

$000	Dec 31, 2017	Dec 31, 2016
Reconciliation of the group’s summarized financial information presented to the carrying amount of the group’s interest in the Kibali joint venture
Opening net assets January 1	2,780,887	2,791,184
Profit for the period	13,984	49,690
(Loss)/gain on available-for-sale financial asset	(34)	13
Other comprehensive income	(34)	13
Funds advanced	30,000	-
Dividends received	-	(60,000)
Closing net assets	2,824,837	2,780,887
Interest in joint venture at 50%	1,412,419	1,390,443
Mineral property at acquisition	23,549	26,154
Adjustment to reflect attributable interest	8,793	1,565
Carrying value	1,444,760	1,418,162

The segmental report in note 16 presents information based on the group’s effective 45% interest in the underlying Kibali gold mine as reported internally. As such, that differs to the 50% interest in the Kibali (Jersey) Limited group.

The group’s effective interest in Kibali is 45%. The group holds a 50% joint venture interest in Kibali (Jersey) Limited with AngloGold Ashanti. Joint control is provided through shareholdings and the joint venture agreement. Kibali (Jersey) Limited holds an effective 90% interest in Kibali Goldmines SA thereby giving the group an effective 45% interest in that mine. Refer to note 1 for details.

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Barrick Gold Corporation | Special Meeting Circular | H-23

Kibali (Jersey) Limited has made loans indirectly to Kibali Goldmines SA totalling $2.7 billion at year end (December 31, 2016: $2.5 billion), to fund the development of the mine. The loans are eliminated on consolidation at the Kibali (Jersey) Limited level. Consequently, Kibali (Jersey) Limited will receive 100% of the cash flows from Kibali Goldmines SA, until the loans have been repaid. The loans carry interest at the rate of 8% per annum.

Note that the KAS 1 Limited asset leasing joint venture in which the group has an effective 25.01% interest is included within the Kibali joint venture as Kibali (Jersey) Limited is the joint venture partner with BYTP.

Morila

Set out below is the summarized financial information for Morila which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2017	Dec 31, 2016
Summarized statement of financial position
Current
Cash and cash equivalents	86	8,569
Other current assets (excluding cash)	54,126	49,804
Total current assets	54,212	58,373
Other current liabilities (including trade payables)	(20,787)	(53,484)
Total current liabilities	(20,787)	(53,484)
Non-current
Assets	14,851	15,493
Other liabilities	(41,562)	(25,315)
Total non-current liabilities	(41,562)	(25,315)
Net liabilities	(5,172)	(4,933)

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Summarized statement of comprehensive income
Revenue	86,073	65,086	142,992
Depreciation and amortization	(16,480)	(9,464)	(23,337)
Interest income	18	14	2
Interest expense	(1,080)	(806)	(999)
Loss before tax	(239)	(16,256)	24,856
Income tax	-	(1,543)	(7,455)
Post-tax loss	(239)	(17,799)	17,401
Other comprehensive expense	-	-	-
Total comprehensive expense	(239)	(17,799)	17,401
Dividends received from joint venture	-	-	25,680

$000	Dec 31, 2017	Dec 31, 2016
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the Morila joint venture
Summarized financial information
Opening net (liabilities)/assets January 1	(4,933)	12,866
Loss for the period	(239)	(17,799)
Closing net liabilities	(5,172)	(4,933)
Interest in joint venture at 40%	(2,069)	(1,973)
Carrying value	(2,069)	(1,973)

Refer to note 1 for the nature of operations, country of incorporation and the ownership interest in Morila. Joint control exists through the joint venture agreement with AngloGold Ashanti.

RAL 1 Limited

Set out below is the summarized financial information for RAL 1 Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

F- 23

Barrick Gold Corporation | Special Meeting Circular | H-24

$000	Dec 31, 2017	Dec 31, 2016
Summarized statement of financial position
Current
Cash and cash equivalents	8,820	649
Other current assets (excluding cash)	805	632
Total current assets	9,625	1,281

Other current liabilities (including trade payables)	(19,237)	(6,318)
Total current liabilities	(19,237)	(6,318)
Non-current
Assets	32,474	9,417
Financial liabilities	(21,351)	(3,517)

Total non-current liabilities	(21,351)	(3,517)
Net assets	1,511	863

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Summarized statement of comprehensive income
Revenue	5,186	5,133	1,463
Depreciation and amortization	(3,647)	(4,211)	(779)
Interest income	554	544	1
Interest expense	(1,018)	(650)	(354)
Profit before tax	648	376	201
Income tax	-	-	-
Post-tax profit	648	376	201
Other comprehensive income	-	-	-
Total comprehensive income	648	376	201
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 1 joint venture
Opening net assets January 1	863	487	286
Profit for the period	648	376	201
Closing net assets	1,511	863	487
Interest in joint venture at 50.1%	757	432	244
Funding classified as long term debt by joint venture in ‘other investments in joint ventures’	21,970	2,335	4,146
Carrying value	22,727	2,767	4,390

RAL 1 Limited is an asset leasing joint venture in which the group has a 50.1% interest with BYTP being the joint venture partner. The joint venture operates in Mali and Côte d’Ivoire and is incorporated in Jersey.

Refer to note 19 for details of joint venture capital commitments.

F- 24

Barrick Gold Corporation | Special Meeting Circular | H-25

RAL 2 Limited

Set out below is the summarized financial information for RAL 2 Limited which are accounted for using the equity method (amounts stated at 100% before intercompany eliminations). The group has a 50.1% interest with WAMFF Ltd being the joint venture partner.

$000	Dec 31, 2017	Dec 31, 2016
Summarized statement of financial position
Current
Cash and cash equivalents	1,692	1,122
Other current assets (excluding cash)	5,790	1,922
Total current assets	7,482	3,044

Other current liabilities (including trade payables)	(19,911)	(24,706)
Total current liabilities	(19,911)	(24,706)
Non-current
Assets	32,583	46,978
Financial liabilities	(18,737)	(24,262)
Total non-current liabilities	(17,737)	(24,262)
Net assets	1,417	1,054

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Summarized statement of comprehensive income
Revenue	18,679	22,179	23,840
Depreciation and amortization	(14,395)	(16,638)	(17,290)
Interest expense	(2,080)	(2,237)	(3,718)
Profit before tax	363	442	455
Income tax	-	-	-
Post-tax profit	363	442	455
Other comprehensive income	-	-	-
Total comprehensive income	363	442	455
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 2 joint venture
Opening net assets January 1	1,054	612	157
Profit for the period	363	442	455
Closing net assets	1,417	1,054	612
Interest in joint venture at 50.1%	710	528	307
Funding classified as long term debt by joint venture in ‘other investments in joint ventures’	26,644	31,128	41,243
Carrying value	27,354	31,656	41,550

Refer to note 18 for details of joint venture capital commitments.

KGL Isiro SARL

KGL Isiro SARL is an exploration company in which the group has a 51% interest with Kilo Goldmines Ltd being the joint venture partner. The total exploration expenses incurred in 2017 amounted to $0.1 million (2016: $0.6 million), of which $0.075 million (2016: $0.3 million) is the group's share. The net loss and net assets are immaterial.

F- 25

Barrick Gold Corporation | Special Meeting Circular | H-26

11.	Deferred taxation

$000	Note	Dec 31, 2017	Dec 31, 2016
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the Malian operations and 25% in respect of the Ivorian operations.
The movement on deferred taxation is as follows:
At the beginning of the year		42,386	35,548
Statement of comprehensive income charge	4	10,395	6,838
At the end of the year		52,781	42,386

Deferred taxation assets and liabilities comprise the following:
Accelerated tax depreciation		52,181	41,786
Deferred stripping		600	600
Deferred taxation liability		52,781	42,386
Net deferred tax liability		52,781	42,386

There is no deferred tax on other comprehensive income items. There are no unrecognized deferred tax liabilities in respect of undistributed profits.

12.	Trade and other payables

$000	Note	Dec 31, 2017	Dec 31, 2016
Trade payables		26,766	27,993
Payroll and other compensation		13,513	11,609
Accruals and other payables		101,407	78,701
Gounkoto priority dividend	2	7,602	9,074
		149,288	127,377

13.	Provision for environmental rehabilitation

$000	Dec 31, 2017	Dec 31, 2016
Opening balance	55,455	47,581
Unwinding of discount	1,386	1,070
Change in estimates	(1,103)	6,804
At December 31	55,738	55,455

As at December 31, 2017, $27.2 million of the provision relates to Loulo (December 31, 2016: $23.9 million), $19.7 million (2016: $23.9 million) of the provision relates to Tongon, while $8.8 million relates to Gounkoto (2016: $7.7 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2016: 2.5%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. Rehabilitation cash flows are risk adjusted. Limited environmental rehabilitation regulations currently exist in Mali and Côte d’Ivoire to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its mines. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current LoM plans envisage the expected outflow to occur at the end of the LoM which is 2032 for Loulo, 2021 for Tongon and 2027 for Gounkoto.

14.	Employment cost

The group contributes to several defined contribution provident funds. The provident funds are funded on the ‘money accumulative basis’ with the members and company having been fixed in the constitutions of the funds. All the group’s employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the above mentioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month.

F- 26

Barrick Gold Corporation | Special Meeting Circular | H-27

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Total employee benefit cost was as follows:
Short term benefits	75,507	71,453	50,199
Pension contributions	13,665	11,460	5,104
Share-based payments	21,993	23,891	22,943
Total	111,165	106,804	78,246

Share-based payments

Share options, restricted shares and participation in Co-Investment Plan share awards are granted to directors and employees in exchange for services rendered.

Share-based payments – share options

The fair value of employee services received as consideration for share options (equity settled) of the company is calculated using the Black-Scholes option pricing model. Options vest after two, three and four years and lapse after a maximum term of 10 years. No new options were granted during the year and therefore no inputs to the option model, etc. are provided for the current year. 12,477 share options were exercised during 2017 at a weighted average exercise price of $22.19 and at a weighted average share price of $95.92 on the dates of exercise. No options lapsed during the year.

The following table summarizes the information about the options outstanding, including options that are not yet exercisable:

Range of exercise price ($)	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
At December 31, 2017	2,000	0.39	45.27
	2,000	0.39	45.27
At December 31, 2016
22.19 – 22.19	12,477	0.64	22.19
26.26 – 46.34	2,000	1.39	45.27
	14,477	0.74	25.38
At December 31, 2015
22.19 – 22.19	78,277	1.64	22.19
26.26 – 46.34	31,000	2.80	30.69
56.99 – 56.99	16,000	3.67	56.99
	125,277	2.19	28.74

The following table summarizes information about options that are exercisable as at December 31, 2017, 2016 and 2015:

Range of exercise price ($)	Number of exercisable options	Weighted average exercise price ($)
At December 31, 2017
26.26 – 46.34	2,000	45.27
	2,000	45.27
At December 31, 2016
22.19 – 22.19	12,477	22.19
26.26 – 46.34	2,000	45.27
	14,477	25.38
At December 31, 2015
22.19 – 22.19	78,277	22.19
26.26 – 46.34	31,000	30.69
56.99 – 56.99	16,000	56.99
	125,277	28.74

F- 27

Barrick Gold Corporation | Special Meeting Circular | H-28

Share-based payments – restricted shares and participation in Co-Investment Plan

The company operates restricted share schemes for directors and employees, as well as participation in a Co-Investment Plan for directors and senior management.

Restricted shares issued to employees

Restricted shares issued to employees are subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares. The minimum performance level to be achieved is defined as level 3 on the company’s performance management system. All employees to whom restricted shares have been granted are expected to meet this level of performance. The performance period is up to five years where the employee must remain in employment for the shares to vest. There are no market based vesting conditions on the share awards.

The fair value of the restricted shares issued in 2017, 2016 and 2015 are detailed below and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

The fair value of the restricted shares issued in 2017 was calculated using the Black-Scholes pricing model. The key assumptions used in this model for shares granted during the year ending December 31, 2017 were as follows:

$000	Note	January 2017	August 2017
Quantity of shares issued		149,100	30,000
Fair value of shares issued		$13.6 million	$2.7 million
Performance period		3,4 and 5 years	3,4 and 5 years
Volatility	14.1	37.2%,36.7% and 39.5%	36.9%,35.3% and 36.3%
Risk-free interest rate		1.4%,1.8% and 1.8%	1.5%,1.8% and 1.8%
Dividend yield		1.07%	1.06%
Weighted average share price on grant and valuation date	14.2	$94.94	$93.70

14.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.
14.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

In 2016, there were 374,100 awards: 246,800 awards in January 2016 and 127,300 awards in August 2016. The market price at the award dates was $75.2 and $117.6 respectively and vested over three, four and five years in equal tranches. The volatility, risk free rate and dividend yield had no significant impact on fair value but were consistent with those above. The total fair value of the awards was $32.5 million over the vesting periods.

Restricted shares issued to executive directors in 2009 and 2010

The restricted shares issued to executive directors in 2009 and 2010 were subject to directors remaining employed, as well as being subject to a market performance condition, being the company’s relative TSR performance over three years against the HSBC Global Gold Index (since renamed the Euromoney Global Gold Index). This was assessed and had a minimal impact on the fair value estimate at the grant date. The fair value of the restricted shares was based on the share price on the grant date and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

Restricted share awards granted to executive directors in 2011, 2012, 2013, 2014, 2015, 2016 and 2017

The Restricted Share Scheme for 2011, 2012 and 2013 operates with conditional share awards, where the awards will vest in three equal one-third tranches subject to the fulfilment of performance conditions measured on an annual basis. Shares awarded in 2017, 2016, 2015 and 2014 are subject to one four-year performance period of assessment. If the performance conditions are met, awards vest at the end of each performance period. The 2011, 2012 and 2013 awards are subject to four performance conditions: absolute TSR (market based), EPS growth, additional reserves and absolute reserves. The 2014 awards are subject to three performance conditions: absolute TSR (market based), EPS growth and additional reserves. The 2017, 2016 and 2015 awards are subject to three performance conditions: absolute TSR (market based), total cash cost per ounce and additional reserves. Grant date fair value was calculated using the market-based measure. No dividends are attributable during the vesting period.

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Barrick Gold Corporation | Special Meeting Circular | H-29

The fair value of the restricted shares issued to executive directors in 2017 and 2016 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for shares awarded during the years ending December 31, 2017 and 2016 were as follows:

$000	Note	March 2017	March 2016	March 2015
Quantity of shares issued		49,357	44,664	55,782
Fair value of shares awarded		$1.9 million	$2.2 million	$2.0 million
Performance period		4 years and a 1 year post vesting retention requirement	4 years and a 1 year post vesting retention requirement	4 years and a 1 year post vesting retention requirement
Risk free interest rate		1.90%	1.01%	1.45%
Volatility	14.1	37%	35%	35%
Euromoney Global Gold Index volatility		37%	35%	35%
Correlation used between the Euromoney Global Gold Index and the company TSR		60%	85%	85%
Weighted average share price on grant and valuation date	14.2	$87.41	$88.50	$67.41

14.1       Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

14.2       Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

CEO performance shares

At the company’s annual general meeting in 2013, shareholders approved a one-off award of performance shares to the CEO. The vesting of the performance shares is subject to the achievement of the conditions set out in “PART I. Item 6. Directors, Senior Management and Employees. B. Compensation” in the Annual Report on Form 20-F and the CEO continuing to hold office or employment with the company during the period of three years from April 29, 2013, the date of grant of the award of performance shares. The fair value was determined at $4.0 million. The final tranche of the award remained outstanding at year end but was subsequently awarded in March 2018.

Four out of five of the performance conditions have been met by December 31, 2017. The performance condition in respect of one fifth (10,006 shares) was met at a value of $71.54 per share in 2013 and the performance conditions in respect of three fifths (30,018 shares), comprising three tranches each of 10,006 shares, were met at a value of $67.41 per share in 2014. As a result, in aggregate 40,024 shares were transferred to the CEO on April 29, 2016. The shares are restricted from dealing and will only be released when the CEO leaves the service of the company. In the interim the CEO will be entitled to vote over the shares and receive any dividend accrued on those shares at the time the shares are released.

Restricted shares issued to directors and management (excluding Co-Investment Plan)

Movements in the number of restricted shares outstanding and their issue prices are as follows:

F- 29

Barrick Gold Corporation | Special Meeting Circular | H-30

	Weighted market price at award date $ 2017	Weighted market price at award date $ 2016	Weighted market price at award date $ 2015	Shares 2017	Shares 2016	Shares 2015	Weighted average remaining contractual life (years) 2017	Weighted average remaining contractual life (years) 2016	Weighted average remaining contractual life (years) 2015
Shares granted to executive directors
At January 1	82.62	80.88	84.54	191,472	189,142	160,655			-
Awarded	87.87	92.75	73.42	49,357	44,664	55,781			-
Vested	-	76.53	76.53	-	(3,882)	(3,882)			-
Lapsed	90.76	86.45	89.08	(26,810)	(38,452)	(23,412)			-
At December 31	82.81	82.62	80.88	214,019	191,472	189,142	1.39	1.74	2.42
Shares awarded to non-executive
Directors									-
At January 1	-	-	76.15	-	-	-			-
Awarded	88.99	99.68	76.15	10,500	13,500	13,500			-
Vested	88.99	99.68	76.15	(10,500)	(13,500)	(13,500)			-
At December 31	-	-	-	-	-	-	-	-	-
Shares awarded to employees
At January 1	82.53	81.36	84.36	1,220,600	1,189,300	1,248,800			-
Awarded	94.73	89.63	75.99	179,100	374,100	286,300			-
Vested	83.28	89.75	89.08	(259,450)	(234,100)	(222,300)			-
Lapsed	80.88	76.57	84.66	(76,950)	(108,700)	(123,500)			-
At December 31	82.85	82.53	81.36	1,063,300	1,220,600	1,189,300	2.45	2.14	2.75

Participation in Co-Investment Plan by executive directors in 2017, 2016 and 2015

An executive director may choose to commit shares, either from his own holding or acquired in the market, into a Co-Investment Plan. The maximum commitment which may be made is 250% of base salary by the CEO and 125% of base salary by the CFO. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. Refer to “PART I. Item 6. Directors, Senior Management and Employees. B. Compensation” in the Annual Report on Form 20-F for further details. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index. Following vesting, matched shares are required to be retained for 12 months.

The fair value of awards made under the Co-Investment Plan in 2017, 2016 and 2015 was calculated using a Monte Carlo simulation model.

The key assumptions used in this model for awards made under the Co-Investment Plan during the years ending December 31, 2017, 2016 and 2015 were as follows:

$000	Note	March 2017	March 2016	March 2015
Quantity of shares committed		61,697	55,830	69,726
Fair value		$2.8 million	$2.3 million	$2.6 million
Performance period		3 years	3 years	3 years
Risk free interest rate		1.66%	1.01%	0.89%
Volatility	14.1	37%	35%	35%
Euromoney Global Gold Index volatility		37%	35%	35%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%	85%	85%
Weighted average share price on grant and valuation date	14.2	$87.41	$88.50	$74.0

14.1       Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

14.2       Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

F- 30

Barrick Gold Corporation | Special Meeting Circular | H-31

Participation in Co-Investment Plan by senior management in 2017, 2016 and 2015

Senior management had the opportunity to participate in Randgold’s senior management Co-Investment Plan in 2017 and 2016. The maximum commitment which may be made in the Co-Investment Plan is 100% of base salary. Committed shares must be retained for three years and may be matched, depending on the relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index. 10,841 shares vested during the year and related to the awards made under the Co-Investment Plan in 2013.

The fair value of awards made under the Co-Investment Plan in 2017 and 2016 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for awards made under the Co-Investment Plan during the years ending December 31, 2017 and 2016 were as follows:

$000	Note	March 2017	March 2016	March 2015
Quantity of shares committed		6,845	10,739	20,730
Fair value		$0.3 million	$0.4 million	$0.8 million
Performance period		3 years	3 years	3 years
Risk free interest rate		1.66%	1.01%	0.95%
Volatility	14.1	37%	35%	35%
Euromoney Global Gold Index volatility		37%	35%	35%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%	85%	85%
Weighted average share price on grant and valuation date	14.2	$87.41	$88.50	$73.38

14.1       Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

14.2       Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

15.	Segmental information

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalized expenditure or other fixed assets are also reported separately. The Kibali and Morila joint ventures are included on a line by line basis, reflecting internal reporting. Other parts of the group, including the RAL 1 Limited and RAL 2 Limited joint ventures, are included within corporate and exploration. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major end customers are not identifiable because all gold is sold to an agent.

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Barrick Gold Corporation | Special Meeting Circular | H-32

Country of operation	Mali			Côte d’Ivoire	DRC	Jersey
$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s effective 45% share of Kibali Jersey	Corporate and exploration	Intercompany eliminations	Sub-total	Joint venture adjustments	Total
Year ended December 31, 2017
Total revenue	34,429	544,941	366,510	368,765	339,683	-		1,654,329	374,112	1,280,217
Mining and processing costs excluding depreciation	(24,722)	(198,834)	(139,598)	(186,508)	(195,554)	11,957	-	(733,259)	208,320	(524,939)
Depreciation and amortization	(6,592)	(106,255)	(10,506)	(65,304)	(123,679)	(835)	-	(313,171)	130,271	(182,900)
Mining and processing costs	(31,314)	(305,089)	(150,104)	(251,812)	(319,233)	11,122	-	(1,046,430)	338,591	(707,839)
Royalties	(2,064)	(32,616)	(21,991)	(11,055)	(14,361)	-	-	(82,087)	16,424	(65,663)
Exploration and corporate expenditure	-	(3,874)	(1,228)	(1,979)	(1,764)	(40,704)	-	(49,549)	1,764	(47,785)
Other (expenses)/income	(530)	(20,193)	(6,297)	(8,922)	(16,274)	22,364	-	(29,852)	36,915	7,063
Finance costs	(432)	(12,096)	(208)	(643)	(2,739)	6,327	11,407	1,616	(4,723)	(3,107)
Finance Income	7	25	4	1,066	2,074	16,607	(11,407)	8,376	(2,358)	6,018
Share of profits equity accounted joint ventures	-	-	-	-	-	-	-	-	11,950	11,950
Profit before income tax	96	171,098	186,686	95,420	(12,613)	15,716	-	456,404	24,450	480,854
Income tax expense	-	(51,399)	(55,744)	(27,721)	24,450	(10,943)	-	(121,357)	(24,450)	(145,807)
Net profit	96	119,699	130,942	67,699	11,837	4,773	-	335,047	-	335,047
Capital expenditure	(4,204)	(104,700)	(49,738)	(9,131)	(111,608)	(32,410)	-	(311,791)	115,812	(195,979)
Total assets	27,625	1,419,695	239,693	504,841	1,501,756	2,180,571	-	5,874,181	(1,570,712)	4,303,469
Total external liabilities	(24,940)	(111,979)	(48,883)	(78,835)	(83,159)	(49,125)	-	(396,920)	88,485	(308,435)
Year ended December 31, 2016
Total revenue	26,035	524,357	357,171	319,249	319,218	-		1,546,029	(345,252)	1,200,777
Mining and processing costs excluding depreciation	(21,744)	(200,489)	(146,574)	(187,839)	(172,709)	13,683	-	(715,673)	180,771	(534,902)
Depreciation and amortization	(3,785)	(105,236)	(23,513)	(45,704)	(102,718)	(11,335)		(292,292)	116,949	(175,343)
Mining and processing costs	(25,529)	(305,725)	(170,088)	(233,544)	(275,427)	2,348		(1,007,965)	297,720	(710,245)
Royalties	(1,544)	(31,384)	(21,430)	(9,562)	(14,839)	-		(78,760)	16,383	(62,377)
Exploration and corporate expenditure	-	(2,435)	(1,026)	(1,221)	(1,809)	(36,520)		(43,010)	1,809	(41,202)
Other (expenses)/income	(5,151)	(16,750)	(23,004)	(4,204)	(13,872)	32,151		(30,830)	30,823	(7)
Finance costs	(317)	(14,693)	(149)	(486)	(3,282)	6,355	14,108	1,536	(4,729)	(3,193)
Finance income	6	24	3	20	3,985	15,960	(14,108)	5,889	(4,336)	1,553
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	17,299	17,299
Profit before income tax	(6,501)	153,393	141,478	70,252	13,974	20,294	-	392,889	9,716	402,605
Income tax expense	(617)	(46,072)	(42,444)	(17,563)	10,333	(2,306)		(98,668)	(9,716)	(108,384)
Net profit	(7,118)	107,321	99,034	52,689	24,307	17,988	-	294,221	-	294,221
Capital expenditure	(444)	(144,363)	(3,800)	(15,446)	(56,222)	(7,174)	-	(227,449)	(56,666)	(170,783)
Total assets	29,546	1,399,837	204,375	536,014	1,501,737	1,931,345	-	5,602,854	(1,561,896)	4,040,958
Total external liabilities	(31,520)	(128,557)	(38,842)	(69,878)	(111,293)	(64,501)	-	(444,591)	158,355	(286,236)
Year ended December 31, 2015
Total revenue	57,197	406,643	317,524	277,253	336,272	-	-	1,394,889	(393,469)	1,001,420
Mining and processing costs excluding depreciation	(31,583)	(236,439)	(145,952)	(193,504)	(161,191)	12,677	-	(755,992)	180,097	(575,895)
Depreciation and amortization	(9,335)	(98,761)	(6,705)	(44,362)	(87,275)	(10,141)		(256,579)	105,677	(150,902)
Mining and processing costs	(40,918)	(335,200)	(152,657)	(237,866)	(248,466)	2,536	-	(1,012,571)	285,774	(726,797)
Royalties	(1,419)	(24,329)	(19,052)	(8,292)	(13,588)	-	-	(66,680)	15,007	(51,673)
Exploration and corporate expenditure	-	(2,079)	(1,064)	(1,206)	(3,390)	(41,146)	-	(48,885)	3,818	(45,067)
Other (expenses)/income	(4,520)	(9,727)	(12,533)	(2,487)	(1,290)	32,599	-	2,042	7,849	9,891
Finance costs	(399)	(13,428)	(171)	(1,734)	4,839	(3,544)	13,208	(1,229)	(3,182)	(4,411)
Finance income	1	17	3	10	4,108	13,291	(13,208)	4,222	(4,110)	112
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	77,303	77,303
Profit before income tax	9,942	21,897	132,050	25,678	78,485	3,736	-	271,788	(11,010)	260,778
Income tax expense	(2,982)	(4,013)	(39,615)	(4,342)	(8,028)	(33)	-	(59,013)	11,010	(48,003)
Net profit	6,960	17,884	92,435	21,336	70,457	3,703	-	212,775	-	212,775
Capital expenditure	(2,924)	(192,271)	(3,087)	(18,573)	(123,728)	(4,107)	-	(344,690)	128,652	(216,038)
Total assets	37,370	1,409,986	196,388	472,724	1,517,381	1,620,700	-	5,254,549	(1,517,229)	3,737,320
Total external liabilities	(32,124)	(126,380)	(33,850)	(43,514)	(121,790)	(52,051)	-	(409,709)	167,459	(242,250)

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Barrick Gold Corporation | Special Meeting Circular | H-33

The segmental information in respect of the group’s joint ventures is presented using the proportionate consolidation method for a joint venture to reflect the way information is reported to the board. The joint ventures are accounted for using the equity method of accounting under IFRS as a result of holding rights to the net assets of the arrangements as a whole rather than rights to the assets, and obligations for the liabilities, relating to the arrangement.

16.	Financial risk management

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of on-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures.

Controlling risk in the group

The treasury committee is responsible for treasury financial risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparties, limits, instruments and any hedge strategies. At least two members of the treasury committee need to be present for a decision to be made, one of whom needs to be an executive director. The group treasury function operates a 3 tier matrix for all counterparties based on two credit ratings per financial institution. This matrix sets out the maximum amount to be invested with each counterparty dependent upon credit ratings, with a minimum A- credit rating requirement, unless otherwise approved by the audit committee. Any deviations to the policy are reported to the audit committee, who may also grant specific dispensations.

Approximately 10% of the cash for the group was held with the group’s principal bankers at year end with the remainder held with twelve other financial institutions, in line with the treasury policy. The treasury committee is responsible for managing the investment of group funds, currency exposure, liquidity and credit risk. The treasury committee adheres to the treasury risk management policy and counterparty limits and provides regular reports to the board.

The financial risk management objectives of the group are defined as follows:

• Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk, interest rate risk and credit risk;

• Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;

• Ensuring that investment and any hedging transactions are undertaken with creditworthy counterparties; and

• Ensuring that all contracts and agreements related to risk management activities are coordinated consistently throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

The group continues to hold material TVA receivable balances in Mali and in the DRC. While management continue to pursue recovery of the TVA in cash, it is recognized that in practice given the continued absence of payment, the TVA may only be recovered through the tax offset mechanism set out in the establishment conventions in Mali. Management reports the TVA position and movements on a quarterly basis to the audit committee.

Refer to “PART I. Item 3. Key Information. D. Risk Factors” in the Annual Report on Form 20-F for details on the group’s risk factors.

Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financière Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into any material derivatives to manage these currency risks and no significant positions were held in 2017 and 2016. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2017 and 2016. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

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Barrick Gold Corporation | Special Meeting Circular | H-34

$000	Dec 31, 2017	Dec 31, 2016
Level of exposure of foreign currency risk
Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:
• Communauté Financiѐre Africaine franc (CFA)	676	1,289
• Euro (EUR)	2,170	2,222
• South African rand (ZAR)	1,217	166
• British pound (GBP)	702	277
Trade and other receivables includes balances dominated in:
• Communauté Financiѐre Africaine franc (CFA)	19,165	6,886
• South African rand (ZAR)	-	89
• Euro (EUR)	7,546	4,806
• British pound (GBP)	46	2
Trade and other payables includes balances dominated in:
• Communauté Financiѐre Africaine franc (CFA)	(37,067)	(4,525)
• Euro (EUR)	(321)	(486)
• South African rand (ZAR)	(1,296)	(868)
• British pound (GBP)	(742)	(898)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. The TVA balance in Kibali is denominated in CDF and while not a financial instrument under IFRS 7, a movement of 10% in the year end rate would have an effect of $11.9 million on the receivable shown in the ‘Investments in joint ventures’ in the consolidated statement of financial position.

	Closing exchange rate	Effect of 10% strengthening of $ on net earnings and equity $000
At December 31, 2017
Euro (EUR)	0.8347	940
Communauté Financiѐre Africaine franc (CFA)	547.53	(1,723)
South African rand (ZAR)	12.36	(8)
British pound (GBP)	0.74	1
At December 31, 2016
Euro (EUR)	0.9490	654
Communauté Financiѐre Africaine franc (CFA)	623.30	365
South African rand (ZAR)	13.65	(61)
British pound (GBP)	0.81	(62)

The sensitivities are based on financial assets and liabilities held at December 31, where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group’s sales and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements.

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Barrick Gold Corporation | Special Meeting Circular | H-35

The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans.

The company maintains a $400.0 million unsecured revolving credit facility with HSBC and a syndicate of banks which matures in December 2022 and is at present undrawn. Based on the company’s current cash resources and available facilities, projected operating cash flows and capital expenditure, we are confident the company will be able to meet its obligations at the present gold price.

The facility, if drawn, bears interest at LIBOR plus 1.5%, at the lower end of the leverage grid and includes financial covenants in respect of EBIT, EBITDA, net finance charges, tangible net worth, total debt, debt cover and interest cover.

Maturity date	Amount $000	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days as from December 31, 2017	719,808	0.9029%

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire (and in the case of its joint ventures in DRC and Mali). The gold produced is sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets under IFRS 7, included in receivables is $114.4 million (2016: $89.4 million) (refer to note 7) relating to indirect taxes owing to Loulo and Gounkoto by the State of Mali, which are denominated in CFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further $70.2 million (2016: $64.9 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the history of receipts and receipts obtained during the year and absence of significant disputed items, albeit receipts remain slow and uncertainty exists as to the timing of recovery.

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, buyback shares, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt (net cash) divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt (net cash).

$000	Dec 31, 2017	Dec 31, 2016
Capital risk management
Trade and other payables	(149,288)	(127,377)
Less: cash and cash equivalents	719,808	516,301
Net position	570,520	388,924
Total equity	3,992,269	3,751,957
Total capital	3,421,749	3,363,033
Gearing ratio	0%	0%

Maturity analysis

The following table analyses the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the statement of financial position to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily correspond with the amounts disclosed in the statement of financial position.

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Barrick Gold Corporation | Special Meeting Circular | H-36

$000	Trade and other payables	Borrowings	Other financial liabilities
At December 31, 2017
Financial liabilities
Within 1 year on demand	134,662	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	2,765
Total	134,662	-	2,765

At December 31, 2016
Financial liabilities
Within 1 year on demand	106,548	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	2,765
Total	106,548	-	2,765

17.	Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.

There have been no transfers between the levels of fair value hierarchy during the current or prior year. Randgold does not hold any financial instruments that are fair valued using a level 1, 2 or 3 valuation. No material derivative financial instruments currently exist. All other financial instrument carrying values approximate fair value.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, loans to and from subsidiaries and joint ventures

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Gold price contracts

The group is fully exposed to the spot gold price on gold sales.

18.	Commitments and contingent liabilities

$000	Dec 31, 2017	Dec 31, 2016
Capital expenditure contracted for at statement of financial position date but not yet incurred is:
Property plant and equipment – subsidiaries	17,262	7,019
Commitments of joint ventures (attributable share)
Kibali	8,599	9,655
Morila	-	37
RAL 1	16,262	-
Total commitments of joint ventures (attributable share)	24,861	9,692
	42,123	16,711

Under the Kibali Joint Venture Agreement (JVA) the obligation of the parties (Randgold Resources (Kibali) Ltd and AngloGold Ashanti Holdings plc) in respect of the future funding (including but not limited to operating costs, capital costs and other costs) of Kibali and/or the Kibali project shall be pro-rata in proportion to their respective percentage interests in Kibali at the time any such future funding is required. In accordance with the Kibali JVA, Kibali will be funded via intercompany loans provided indirectly from Kibali (Jersey) Limited. Kibali declared a dividend of $60 million to shareholders in 2016. The approved capital expenditure plan for 2018 is $153.9 million (2017: $211.1 million) and is expected to be self-funded by operating cash flows.

Operating lease commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of 5 years thereafter. The future aggregate minimum lease payments1 under operating leases are as follows:

$000	Dec 31, 2017	Dec 31, 2016

No later than 1 year	2,886	2,486
Later than 1 year and no later than 5 years	11,544	9,944
Later than 5 years	8,658	7,458
	23,088	19,888

1       These payments include payments for non-lease elements in the arrangement.

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Barrick Gold Corporation | Special Meeting Circular | H-37

As discussed more fully in note 3 the group has received claims for various taxes in respect of subsidiaries and joint ventures from the State of Mali totaling $200.5 million (2016: $122.7 million). The group considers the material claims to be without merit or foundation.

19.	Related party transactions

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Management fee received from Rockwell Diamonds Inc	-	9	37
Net income from Loulo	-	-	-
Net income from Tongon	-	-	-
Net income from Morila	3,764	3,522	14,259
Net income from Gounkoto	-	-	-
Net income from Kibali	13,829	43,106	47,555
Net income from RAL 1	778	2,319	3,049
Net income from RAL 2	2,595	405	335

Net income refers to interest, management fees, recharges and dividends.

In terms of the operator agreement with Morila, a management fee calculated as 1% of the total sales of Morila is payable to Randgold (through Mining Investment (Jersey) Ltd). Randgold (through Randgold Resources (Somilo) Ltd) is the operator of the Loulo gold mine, the Tongon gold mine (through Mining Investment (Jersey) Ltd) as well as the Gounkoto gold mine (through Randgold Resources (Gounkoto) Ltd). Seven Bridges Trading 14 (Pty) Ltd provided administration services to Rockwell Diamonds Inc (Rockwell). Mr DM Bristow is a non-executive director of Rockwell. Refer to note 10 for details of the company’s investments in and loans to subsidiaries and joint ventures within the group together with its relevant share of income and expense.

$000	Dec 31, 2017	Dec 31, 2016
Key management remuneration
Short term employee benefits	13,009	12,899
Share-based payments	10,831	10,836
Total	23,840	23,735

This includes compensation for two executive directors of the company (2016: 2), 8 non-executive directors (2016: 8) and 22 executive management personnel (2016: 23). Refer to directors’ and executives’ profiles on “PART I. Item 6. Directors, Senior Management and Employees” in the Annual Report on Form 20-F for detail of their roles and responsibilities.

20.	Mining and processing costs and other disclosable items

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Mine production costs	473,909	461,522	498,779
Movement in production inventory and ore stockpiles	(12,095)	13,239	17,109
Depreciation and amortization	182,900	175,343	150,902
Other mining and processing costs	63,125	60,141	60,007
	707,839	710,245	726,797

Other income primarily includes foreign exchange gains and management fees receivable from joint venture partners.

Other expenses primarily include foreign exchange losses.

21.	Exploration and corporate expenditure

$000	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Exploration and corporate expenditure comprise:
Exploration expenditure	27,705	19,609	17,322
Corporate expenditure	20,080	21,593	27,745
	47,785	41,202	45,067

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Barrick Gold Corporation | Special Meeting Circular | H-38

22.	Finance income and costs

$000	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Finance income – interest income	5,432	1,553	112
Finance income – net foreign exchange gain on financing activities	586	-	-
Finance income	6,018	1,553	112
Interest expense – borrowings	(1,721)	(1,724)	(1,147)
Finance costs – net foreign exchange loss on financing activities	-	(399)	(1,867)
Unwind of discount on provisions for environmental rehabilitation	(1,386)	(1,070)	(1,397)
Finance costs	(3,107)	(3,193)	(4,411)
Finance income/(costs) – net	2,911	(1,640)	(4,299)
Interest income arises on cash and cash equivalents.
Interest expenses arise on borrowings measured at amortized cost.

23.	Subsequent events

No significant subsequent events requiring disclosure or adjustment have occurred.

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Barrick Gold Corporation | Special Meeting Circular | H-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Kibali (Jersey) Limited, Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited (the Company) and subsidiaries as of 31 December 2017, 2016 and 2015, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at 31 December 2017, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2017, in conformity with International Financial Reporting Standards as Issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company's auditor since 2013.

London, United Kingdom

14 March 2018

F- 39

Barrick Gold Corporation | Special Meeting Circular | H-40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015

$000	Note	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

REVENUE
Gold sales		754,852	709,372	747,272
Other income	3	146	136	1,657
TOTAL INCOME		754,998	709,508	748,929

COSTS AND EXPENSES
Mining and processing costs	4	698,980	594,722	550,712
Royalties		31,913	32,976	30,196
Exploration and corporate expenditure	5	8,205	6,398	8,248
Other expenses	3	55,031	48,250	3,658
TOTAL COSTS		794,129	682,346	592,814

Finance income	6	4,147	4,735	4,818
Finance costs	6	(5,478)	(5,298)	(5,376)
Finance costs – net		(1,331)	(563)	(558)
Share of profits of equity accounted
joint venture	25	113	129	268
(LOSS)/PROFIT BEFORE INCOME TAX		(40,349)	26,728	155,825

Income tax benefit / (expense)	7	54,333	22,962	(17,840)

PROFIT FOR THE YEAR		13,984	49,690	137,985
OTHER COMPREHENSIVE INCOME/(EXPENSE)
(Loss)/gain on available for sale financial asset		(33)	13	(29)
Recycling of permanent losses on available-for-sale asset		-	-	3,173
TOTAL COMPREHENSIVE INCOME		13,951	49,703	141,129

PROFIT FOR THE YEAR
Attributable to:
Owners of the parent		26,341	57,537	135,883
Non-controlling interest		(12,357)	(7,847)	2,102
		13,984	49,690	137,985
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		26,308	57,550	139,027
Non-controlling interest		(12,357)	(7,847)	2,102
		13,951	49,703	141,129

The accompanying notes form part of these consolidated financial statements

F- 40

Barrick Gold Corporation | Special Meeting Circular | H-41

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2017, 2016 and 2015

$000	Note	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

NON-CURRENT ASSETS
Property, plant and equipment	8	2,107,718	2,068,306	2,012,303
Mineral properties	9	519,117	576,536	634,394
Long term ore stockpiles	12	12,779	43,771	43,162
Investment in equity accounted joint venture	25	255	142	289
Other investments in joint venture	25	25,577	28,830	31,086
Total investment in joint venture	25	25,832	28,972	31,375
Trade and other receivables	11	125,294	87,435	32,788
Deferred tax asset	10	43,237	-	-
TOTAL NON-CURRENT ASSETS		2,833,977	2,805,020	2,754,022

CURRENT ASSETS
Inventories and ore stockpiles	12	73,231	72,505	78,598
Trade and other receivables	11	92,991	107,025	180,724
Available-for-sale financial asset	13	26	58	45
Cash and cash equivalents		3,288	18,865	21,373
TOTAL CURRENT ASSETS		169,536	198,453	280,740
TOTAL ASSETS		3,003,513	3,003,473	3,034,762

EQUITY AND LIABILITIES
Equity
Share capital	14	5	5	5
Share premium		2,523,612	2,493,612	2,493,612
Retained earnings		293,821	267,480	269,943
Other reserve		(20)	13	-
Equity attributable to owners of the parent		2,817,418	2,761,110	2,763,560
Non-controlling interest	15	7,420	19,777	27,624
TOTAL EQUITY		2,824,838	2,780,887	2,791,184

NON-CURRENT LIABILITIES
Loans and borrowings	16	41,210	46,929	51,747
Deferred tax liabilities	10	-	11,096	41,926
Provision for rehabilitation	17	23,244	21,163	15,533
TOTAL NON-CURRENT LIABILITIES		64,454	79,188	109,206

CURRENT LIABILITIES
Loans and borrowings	16	7,596	10,285	9,808
Trade and other payables	18	104,633	131,859	117,083
Current tax payable		1,992	1,254	7,481
TOTAL CURRENT LIABILITIES		114,221	143,398	134,372
TOTAL EQUITY AND LIABILITIES		3,003,513	3,003,473	3,034,762

The accompanying notes form part of these consolidated financial statements

F- 41

Barrick Gold Corporation | Special Meeting Circular | H-42

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015

$000	Share Capital	Share Premium	Retained earnings	Other Reserves	Total equity Attributable to owners of the parent	Non-Controlling Interest	Total Equity

Balance at January 1, 2015	5	2,493,612	204,060	(3,144)	2,694,533	25,522	2,720,055
Fair value movement on available-for-sale financial asset	-	-	-	(29)	(29)	-	(29)
Recycling of permanent losses on available-for-sale asset	-	-	-	3,173	3,173	-	3,173
Total other comprehensive income	-	-	-	3,144	3,144	-	3,144
Net profit for the year	-	-	135,883	-	135,883	2,102	137,985
Total comprehensive income	-	-	135,883	3,144	139,027	2,102	141,129
Dividends	-	-	(70,000)	-	(70,000)	-	(70,000)
Balance at December 31, 2015	5	2,493,612	269,943	-	2,763,560	27,624	2,791,184

Balance at January 1, 2016	5	2,493,612	269,943	-	2,763,560	27,624	2,791,184
Fair value movement on available-for-sale financial asset	-	-	-	13	13	-	13
Total other comprehensive income	-	-	-	13	13	-	13
Net profit/(loss) for the year	-	-	57,537	-	57,537	(7,847)	49,690
Total comprehensive income/(expense)	-	-	57,537	13	57,550	(7,847)	49,703
Dividends	-	-	(60,000)	-	(60,000)	-	(60,000)
Balance at December 31, 2016	5	2,493,612	267,480	13	2,761,110	19,777	2,780,887

Balance at January 1, 2017	5	2,493,612	267,480	13	2,761,110	19,777	2,780,887
Fair value movement on available-for-sale financial asset	-	-	-	(33)	(33)	-	(33)
Total other comprehensive expense	-	-	-	(33)	(33)	-	(33)
Net profit/(loss) for the year	-	-	26,341	-	26,341	(12,357)	13,984
Total comprehensive income/(expense)	-	-	26,341	(33)	26,308	(12,357)	13,951
Shares issued (note 14)		30,000	-	-	30,000	-	30,000
Balance at December 31, 2017	5	2,523,612	293,821	(20)	2,817,418	7,420	2,824,838

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the Company at par.

SHARE PREMIUM

The share premium comprises the excess value recognized from the issue of ordinary shares at par.

RETAINED EARNINGS

Retained earnings comprises the group’s cumulative accounting profits and losses since inception less dividends.

OTHER RESERVES

Other reserves comprises the group’s cumulative fair value movement on the available-for sale financial asset since inception in Kilo Goldmines Limited less amounts reclassified to profit and loss.

NON-CONTROLLING INTEREST

The non-controlling interest represents the total carrying value of the 10% interest Société Minière de Kilo- Moto SA UNISARL (SOKIMO) has in Kibali Goldmines SA (Kibali), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these consolidated financial statements

F- 42

Barrick Gold Corporation | Special Meeting Circular | H-43

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015

$000	Note	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Cash Flows From Operating Activities
Cash generated by operations	23	225,429	272,950	369,658
Interest received		2,701	3,400	3,591
Finance cost paid		(4,856)	(4,637)	(4,198)
Dividends received from equity
accounted joint venture	25	-	276	-
Income tax paid		(1,796)	(8,973)	(13,148)
Net cash flows generated by operating activities		221,478	263,016	355,903

Cash Flows Related to Investing Activities
Additions of property, plant and equipment	8	(256,208)	(213,570)	(286,905)
Repayment of loan from equity accounted joint venture		3,170	2,555	423
Net cash outflows used in investing activities		(253,038)	(211,015)	(286,482)

Cash Flows Relating to Financing Activities
Proceeds from issue of ordinary shares	14	30,000	-	-
Payment of dividends		(8,000)	(52,000)	(70,000)
Decrease in loans and borrowings		(7,228)	(6,714)	(6,302)
Net cash inflows/(outflows) provided by financing activities		14,772	(58,714)	(76,302)

Net decrease in cash and cash equivalents		(16,788)	(6,713)	(6,881)
Cash and cash equivalents at the beginning of the year		7,314	14,027	20,908
Cash and cash equivalents at the end of the year		(9,474)	7,314	14,027

Cash and cash equivalents include the following for the purpose of the consolidated statement of cash flow:

Cash and cash equivalents		3,288	18,865	21,373
Bank overdrafts	18	(12,762)	(11,551)	(7,346)
Cash and cash equivalents		(9,474)	7,314	14,027

Bank overdrafts are classified as cash and cash equivalents as they form an integral part of cash management and fluctuate from positive to overdrawn.

The accompanying notes form part of these consolidated financial statements.

F- 43

Barrick Gold Corporation | Special Meeting Circular | H-44

1. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

BASIS OF PREPARATION

The consolidated financial statements of Kibali (Jersey) Limited and its subsidiaries and joint venture have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 2.

After reviewing the group’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern for at least the next 12 months based on forecasts and available cash resources and available facilities.

NEW STANDARDS AND INTERPRETATIONS APPLIED

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2017 which have been adopted by the group for the first time this year. These have not had a material impact.

Effective period commencing on or after
IAS 12	Amendments – Recognition of deferred tax assets for unrealized losses	January 1, 2017
IAS 7	Amendments – Disclosure initiative	January 1, 2017
	Annual improvements to IFRSs (2014 – 2016 cycle)	January 1, 2017

STANDARDS EFFECTIVE IN FUTURE PERIOD

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2018 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
	Clarifications to IFRS 15 revenue from Contracts with Customers	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
IAS 28	Amendments – Long-term interests in Associates and Joint Ventures	January 1, 2019
	Annual Improvements to IFRSs (2015-2017 Cycle)	January 1, 2019

F- 44

Barrick Gold Corporation | Special Meeting Circular | H-45

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IFRS 15 is intended to introduce a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognize revenue and how much revenue to recognize. The core principle is that an entity recognizes revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Management have completed an assessment of the existing gold sale contract and, based on the analysis performed, do not anticipate any material impact to the recognition of revenue upon adoption of this standard based on the existing arrangements at their operations.

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognize all lease assets and liabilities on the balance sheet; recognize amortization of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. The requirements of IFRS 16 extend to certain service contracts, such as mining contractors in which the contractor provides services and the use of assets, which may impact the group. Accordingly, the group have initiated a review of relevant contracts to complete an impact assessment in 2018.

IFRS 9 “Financial instruments” addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39 and will apply to loans to joint ventures although the impact is not expected to be material. It is noted that value added tax (TVA) receivables are outside the scope of this standard. For financial liabilities there were no significant changes to classification and measurement except for the recognition of changes in credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.

CONSOLIDATION

The consolidated financial information includes the financial statements of the Company, its subsidiaries and the Company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

SUBSIDIARIES

Subsidiaries are entities over which the group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group's returns; generally accompanying an interest of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests or other identifiable intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

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Barrick Gold Corporation | Special Meeting Circular | H-46

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

JOINT VENTURES

The group holds interests in one joint venture. In a joint venture the parties that have joint control of the arrangement (the joint venturer) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

Acquisitions

Except for initial recognition under IFRS 11 transition rules, further investments in additional joint ventures are initially recognized at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associate or joint venture over the group’s share of the fair value of the identifiable net assets of the associate or joint venture and is included in the carrying amount of the investment.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, the group’s share of its joint ventures’ post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in a joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognize further losses, unless it has obligations to make or has made payments on behalf of the joint venture company. Unrealized gains on transactions between the group and its joint venture companies are eliminated to the extent of the group’s interest in the joint venture companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint ventures are classified within trade and other receivables and payables. The accounting policies of joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

The carrying value of the investment in joint venture is compared to the recoverable amounts whenever circumstances indicate that the net book value may not be recoverable. An impairment is recognized in the profit or loss to the extent that the carrying value exceeds the recoverable amount.

SEGMENTAL REPORTING

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate and exploration’ segment. The group provides segmental information using the same categories of information which the group’s chief operating decision maker utilizes. The group’s chief operating decision maker is considered by management to be the board of directors.

The group has only one business segment, being that of gold mining. Segment analysis is based on the mining operations and exploration projects that have a significant amount of capitalized expenditure or other fixed assets.

F- 46

Barrick Gold Corporation | Special Meeting Circular | H-47

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is also the functional currency of the Company and its significant subsidiaries and joint ventures.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income in other income and other expenses.

INTANGIBLE ASSETS

Mineral properties

Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are recognized at fair value if acquired as part of a business combination, whereas they are recognized at cost if acquired as an asset. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties are amortized on units of production basis from the point at which the mine commences production (refer to ‘depreciation and amortization’ policy below).

PROPERTY, PLANT AND EQUIPMENT

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure) are initially recorded at cost. Development of ore bodies includes the development cost of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Cost associated with underground development are capitalized when the works provide access to the ore body, whereas costs associated with ore extraction from operating ore body sections are treated as operating costs. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortization and impairment.

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity.

Costs are capitalized during the construction of a new mine until commercial levels of production are achieved (refer to ‛commercial production’ below), after which the relevant costs are amortized. Costs are capitalized provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized under ‘Long-lived assets and mine development costs’.

Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Commercial production

When a mine construction project is substantially complete and ready for its intended use the asset moves into the production stage, the capitalization of certain mine construction costs ceases and subsequent costs are either regarded as inventory or expensed, except for capitalizable costs related to subsequent mining asset additions or improvements, underground mine development or ore reserve development.

F- 47

Barrick Gold Corporation | Special Meeting Circular | H-48

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The commissioning of an underground mine typically occurs in phases, with sections brought into production while deeper levels remain under construction. The shared infrastructures, such as declines of shafts, are assessed to determine whether they contribute to the production areas. Where they contribute to production, the attributable costs are transferred to production assets and start to be depreciated. The costs transferred comprise costs directly attributable to producing zones or, where applicable, estimates of the portion of shared infrastructure that are attributed to the producing zones.

Development expenditure approval

Development activities commence after project sanctioning by the appropriate level of management. Judgment is applied by management in determining when a project has reached a stage at which economically recoverable reserves exists such that development may be sanctioned. In exercising this judgment, management is required to make certain estimates and assumptions similar to those described below for capitalized exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available.

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalized until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalized as a stripping activity asset, if and only if, all of the following are met:

•	it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the group;
•	the group can identify the component of the ore body for which access has been improved; and
•	the costs relating to the stripping activity associated with that component or components can be measured reliably.

In determining the relevant component of the ore body for which access is improved, the group componentizes its mine into geographically distinct ore body sections or phases to which the stripping activities being undertaken within that component are allocated. Such phases are determined based on assessment of factors such as geology and mine planning.

Once determined that any portion of the production stripping costs should be capitalized, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalized, unless the direct costs of stripping activity can be separately identified in which case such costs are capitalized.

The group depreciates the deferred costs capitalized as stripping assets on a unit of production method, with reference to the ex-pit ore production from the relevant ore body component or phase.

Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortization

Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

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Barrick Gold Corporation | Special Meeting Circular | H-49

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset, to reduce the cost to estimated residual values. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges.

Depreciation of construction and development costs commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections of an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation starts when the assets are ready and available for use.

Impairment

The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is derived from the group’s weighted average cost of capital adjusted for asset specific factors as applicable. An impairment is recognized in the profit or loss to the extent that the carrying amount exceeds the assets’ recoverable amount. Only proven and probable reserves are used in the calculations and the models use the approved mine plan and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plan. The revised carrying amounts are depreciated in line with group accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the profit or loss and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.

Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment.

INVENTORIES

Inventories include ore stockpiles, gold in process and doré, and supplies and spares and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 1.53g/t with a marginal ore cut-off grade of 0.99 g/t.

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Barrick Gold Corporation | Special Meeting Circular | H-50

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LOM) processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which are to be milled as per the mine plan over the period beyond the next twelve months, are classified as non-current in the statement of financial position.

Net realizable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realizable value. Ore stockpiles which are not planned to be blended in production are assessed separately to ensure they are carried at the lower of cost and net realizable value, although no such stockpiles are currently held.

Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to estimated contained gold and market gold prices.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

INTEREST/BORROWING COSTS

Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing costs are capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalized during the year or during the prior year.

ROYALTIES

Royalty arrangements based on mineral production are in place at each operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty the group pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. A royalty expense is recorded when revenue from the sale of gold is recognized.

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, available for sale financial assets, loans to joint ventures and loans to minorities.

Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the statement of financial position, bank overdrafts are included in borrowings in current liabilities.

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Barrick Gold Corporation | Special Meeting Circular | H-51

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade and other receivables

Trade and other receivables are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, trade and other receivables are measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

Value added tax (TVA)

TVA receivables are recognized initially at cost. Subsequently, TVA receivables are measured at amortized cost using the effective interest method, less provision for impairment.

The group assesses at each reporting period whether there is an indication that these receivables may be impaired taking into account the risk of non-collectability and timing of receipt.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the statement of comprehensive income within other expenses, other movements in fair value are recognized in other reserves within other comprehensive income.

Loans and borrowings (including bank borrowings when applicable, loans from joint venture partners and related companies and finance leases)

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Trade and other payables

Accounts payable and other short term monetary liabilities, are initially recognized at fair value, which equates to the transaction price, and subsequently carried at amortized cost using the effective interest method.

REHABILITATION COSTS

The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalized within property, plant and equipment on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the construction or disturbance occurring and thereafter as and when additional construction or disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimated risk adjusted rehabilitation works cost and are discounted using rates that reflect the time value of money.

Annual increases in the provision due to the unwinding of the discount are recognized in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

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Barrick Gold Corporation | Special Meeting Circular | H-52

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

CURRENT TAX

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the reporting date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

DEFERRED TAXATION

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognized. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the temporary differences reverses. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

CONTINGENT LIABILITIES

The group discloses contingent liabilities when possible obligations exist as a result of past events, unless the possible outflows of economic benefits are considered remote. By their nature, contingencies will often only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In certain circumstances, to provide transparency, the group voluntarily elects to disclose information regarding claims for which any outflow of economic benefit is considered remote.

LEASES

As lessee

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the Company assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the statement of comprehensive income over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Payments made under operating leases are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

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Barrick Gold Corporation | Special Meeting Circular | H-53

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As lessor

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease income under operating leases is recognized to the statement of comprehensive income on a straight-line basis over the period of the lease.

Where a significant portion of the risks and rewards of ownership are transferred the group is required to account as though it were acting as a lessor in a finance lease. Hire purchase loans disclosed under receivables represent outstanding amounts due under finance lease arrangements less finance charges allocated to future periods.

REVENUE RECOGNITION

The group enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines smelt house.

As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group’s best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant.

EXPLORATION AND EVALUATION COSTS

The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. ‘probable’. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a suitable technical and financial study that demonstrates the viability of the project, after which the expenditure is capitalized as a mine development cost. The technical and financial study consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a final feasibility study however a technical and financial study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant or the work done at the technical and financial study level clearly demonstrates an economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation. This economic evaluation is distinguished from a technical and financial study in that some of the information that would normally be determined from first principles is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the Company will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.

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Barrick Gold Corporation | Special Meeting Circular | H-54

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DIVIDEND DISTRIBUTION

Dividend distribution to the Company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.

2. KEY ACCOUNTING ESTIMATES AND JUDGMENTS

Some of the accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates or determining the appropriate accounting treatment for a transaction.

By their nature, these judgments are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

VALUE ADDED TAX (TVA)

Included in trade and other receivables (refer to note 11) is a recoverable TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of $134.5 million (2016: $131.2 million) (2015: $137.4 million) owing by the fiscal authorities in the Democratic Republic of Congo (DRC).

The group continues to seek recovery of TVA in the DRC, in line with the mining code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgments exist in assessing recovery of these receivables. While the TVA balance is considered collectible uncertainty exists regarding the timing of receipt. Accordingly the receivable has been discounted by $17.9 million (2016: $7.8 million) (2015: Nil) which required estimates as to the timing of future receipts based on historical trends and the applicable discount rate thereon. A discount rate of 8.5% has been applied to the expected cash receipts and 2% applied to the amounts forecasted to be recovered through offsetting. Management have assumed a recoverable period of 48 months with a reduced level of receipts in the next 12 months. The increase in provision reflects an increase in the discount rate to reflect assessed risk and an extension in the recovery period from 18 months to 48 months. A 1% change in the discount rate would increase the provision by $1.1 million. A one year delay to recovery would increase the provision by $7.8 million.

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The group assesses at each reporting period whether there is any indication that these assets may be impaired (refer to note 8 and 9). If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine and operating plans. Future cash flows are based on estimates of:

•	the quantities of the proven and probable reserves being reserves for which there is a high degree of confidence in economic extraction;
•	future production levels;
•	future commodity prices; including oil forecast at $70bbl (2016: $60bbl) (2015: $60bbl);
•	future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;
•	future gold prices – a gold price curve was used for the impairment calculations starting at a $1,250/oz gold price (2016: $1,200oz) (2015: $1,150/oz) and increasing at an average of 2.5% per annum (2016: 2.0%) (2015: 1.5%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;
•	a discount rate equivalent to 8.2% pre-tax (2016: 7.8%) (2015: 7.9%); and
•	an inflation rate of 2.5% (2016: 2%) (2015: 1.5%).

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Barrick Gold Corporation | Special Meeting Circular | H-55

2. KEY ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

A reduction in forward gold prices in excess of 17.0% or an increase in the discount rate to 18.7% is required to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves based on a $1,000/oz gold price (2016: $1,000/oz) (2015: $1,000/oz).

OPEN CAST MINE STRIPPING

The group capitalizes costs, associated with stripping activity, to expose the orebody, within mining assets.  Judgment is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgment over the eligible costs. The group capitalized $19.2 million (2016: $15.2 million) (2015: $Nil million) to stripping assets with a net book value of $12.3 million (2016: $9.6 million). The capitalized stripping costs relate to two open cast satellite pits, Pakaka and Kombokolo. The group subsequently depreciates relevant stripping assets as that section of the orebody is mined which requires judgment as to the relevant section of the orebody for depreciation.

CAPITALIZATION AND DEPRECIATION

There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 1 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the units of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

The group applies judgment in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the ore body. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams. Direct labor, materials and other costs are specifically allocated based on the activity performed. Indirect costs that attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating meters.

Judgment is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 1 and during 2015 Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgment was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimization calculation:

Kibali	2017	2016	2015
$/oz	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

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Barrick Gold Corporation | Special Meeting Circular | H-56

2. KEY ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

DETERMINATION OF ORE RESERVES

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the JORC code). Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, as well as the assessment of the carrying value of mining assets. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2016: 2.5%) (2015: 2.25%) being the prevailing risk free interest rates. The majority of expenditure is expected to be incurred at the end of the mine life. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to note 17. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $3.2 million (2016: $3.2 million) (2015: $1.8 million) on the provision for environmental rehabilitation, and an impact of $0.2 million (2016: $0.2 million) (2015: $0.05 million) on the statement of comprehensive income.

STOCKPILES, GOLD IN PROCESS AND PRODUCT INVENTORIES

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgment is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current year, the stockpiles were tested reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The forecast gold prices and cost escalators were those used in the impairment test detailed above.

EXPLORATION AND EVALUATION EXPENDITURE

The group has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed. Management exercises this judgment based on the results of economic evaluations or feasibility studies. Costs are capitalized where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.

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Barrick Gold Corporation | Special Meeting Circular | H-57

2. KEY ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

RECOVERY OF DEFERRED TAX ASSETS

Management have recognized a deferred tax asset of $43.2 million (2016: $11.1 million deferred tax liability) (2015: $41.9 million deferred tax liability). The group has to apply judgment in determining the recoverable amount of deferred tax assets. Deferred tax assets are recognized to the extent that their utilization is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset has been assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the DRC tax code.

The group considers the deferred tax assets to be recoverable owing to the latest life of mine plan which estimates the asset being fully utilized within 3 years. The gold price would have to fall below $1,040/oz before the tax losses are not utilized.

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Barrick Gold Corporation | Special Meeting Circular | H-58

3. OTHER INCOME AND EXPENSES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Other Income from operating activities comprise:
Other income	146	136	-
Net foreign exchange gains	-	-	1,657
	146	136	1,657

The total other income is not considered to be part of the main revenue generating activities and as such the group presents this income separately from revenue.

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Other Expenses:
Management Fee	4,385	4,296	3,658
Net foreign exchange loss	38,469	36,134	-
Discounting provision	12,177	7,820	-
	55,031	48,250	3,658

The net foreign exchange loss primarily refers to the retranslation of TVA receivables (refer to note 11) denominated in Congolese Francs which is translated into the US dollar functional currency of the subsidiary. The discounting provision movement relates to TVA receivables (refer to note 2).

4. MINING AND PROCESSING COSTS

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Mining and processing costs comprise:
Mine production costs	232,209	202,323	177,467
Movement in production inventory
and ore stockpiles	28,933	(7,389)	8,234
Depreciation and amortization	264,415	210,925	192,509
Other mining and processing costs	173,423	188,863	172,502
	698,980	594,722	550,712

5. EXPLORATION and corporate expenditurE

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Exploration and corporate expenditure comprise:
Exploration expenditure	2,760	2,748	3,132
Corporate expenditure	5,445	3,650	1,943
Recycling of permanent losses on available-for-sale asset	-	-	3,173
	8,205	6,398	8,248

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Barrick Gold Corporation | Special Meeting Circular | H-59

6. FINANCE INCOME AND COSTS

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Finance income comprise:
Bank interest	20	15	19
Interest received – loans and receivables	4,127	4,720	4,799
Total finance income	4,147	4,735	4,818

Finance costs comprise:
Interest expense on finance lease	(3,931)	(4,482)	(4,800)
Interest expense on bank borrowings	(1,018)	(467)	(192)
Unwinding of discount on provisions for Rehabilitation	(529)	(349)	(384)
Total finance costs	(5,478)	(5,298)	(5,376)
Net finance costs	(1,331)	(563)	(558)

7. INCOME TAXES

$000		Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Current taxation		-	7,868	8,377
Deferred taxation	10	(54,333)	(30,830)	9,463
		(54,333)	(22,962)	17,840

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

(Loss)/profit before tax	(40,349)	26,728	155,825
Tax calculated at the DRC effective tax rate of 30%	(12,105)	8,018	46,748
Reconciling items:
Exempt income	(40,948)	(38,922)	(34,218)
Net capital allowances not deductible	-	-	(157)
Other permanent differences	(1,280)	74	(2,910)
Corporate tax at 1/100 from revenue	-	7,868	8,377
Taxation (credit) / charges	(54,333)	(22,962)	17,840

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. The mine has historically been required to pay a minimum of 1/100 of the Company’s revenue as tax. While the mine paid these amounts it has always disputed that the tax should be applied to mining companies. During 2017, the mine received confirmation from the tax authority that no minimum tax applies and therefore no minimum tax has been recorded in 2017 (2016: $7.9 million) (2015: $8.4 million). The group is seeking recovery of past taxes of $13.3 million but no asset has been recognized as there is currently insufficient certainty of recovery due to an ongoing dispute. Kibali have capital allowances for deduction against future mining income. Kibali (Jersey) Limited’s estimated tax losses carried forward at December 31, 2017 amounted to $520.5 million (2016: $359.4 million) (2015: $293.0 million) at the tax rate of 30%.

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Barrick Gold Corporation | Special Meeting Circular | H-60

8. PROPERTY, PLANT AND EQUIPMENT

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Mine properties, mine development costs and mine plant facilities and equipment cost
Cost
Balance at the beginning of the year	2,475,924	2,266,854	1,989,757
Additions	246,406	209,070	277,097
Balance at the end of the year	2,722,330	2,475,924	2,266,854

Accumulated depreciation
Balance at the beginning of the year	(407,617)	(254,551)	(121,620)
Depreciation charged for the year	(206,995)	(153,067)	(132,931)
Balance at the end of the year	(614,612)	(407,618)	(254,551)

Net book value	2,107,718	2,068,306	2,012,303

Long-lived assets and development costs

Included in plant and equipment are long-lived assets and development costs which are amortized on a units of production basis as detailed in note 2 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was $2,023 million at December 31, 2017 (2016: $1,997 million) (2015: $1,939.6 million). The value of assets under construction included in plant and equipment that are not depreciated is $229.9 million (2016: $507.0 million) (2015: $454.3 million). Refer to note 2 for judgments applied in regards to stripping assets.

Short-lived assets

Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was $51.6 million at December 31, 2017 (2016: $7.9 million) (2015: $5.8 million). The movement in the period occurred as a result of the reclassification of the net book value of certain assets from long-lived to short-lived assets based on a reassessment of their remaining useful economic life.

Rehabilitation asset

A rehabilitation asset has been recognized relating to the rehabilitation liability to the value of $17.2 million (2016: $17.1 million) (2015: $13.0 million) (refer to note 17). Depreciation of the rehabilitation asset began on October 1, 2013 when the group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Leased assets

The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease (refer to note 19):

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Finance Lease Mining Assets	16,627	46,153	53,908

KAS 1 Limited (KAS) is an asset leasing joint venture in which the group has a 50.1% interest. Together with Bougues Traveux Publics SAS (BYTP), the group provides funding to KAS to buy the assets and in return leases the assets under a finance lease to Kibali, a subsidiary of the group. During the period Management have reassessed the remaining useful economic life of certain KAS assets which resulted in an accelerated depreciation charge. Refer to notes 19, 25 and 26.

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9. MINERAL PROPERTIES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortization
At the beginning of the year	(168,556)	(110,698)	(51,120)
Charge for the year	(57,419)	(57,858)	(59,578)
At the end of the year	(225,975)	(168,556)	(110,698)

Net book value	519,117	576,536	634,394

Mineral properties represent the amounts attributable to license interest on the purchase of Moto Goldmines Limited (Moto) in 2009. The balance has been amortized over the life of mine on a unit of production basis since the group commenced commercial production on October 1, 2013.

10. DEFERRED TAXATION

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	(11,096)	(41,926)	(32,463)
Statement of comprehensive income charge	54,333	30,830	(9,463)
At the end of the year	43,237	(11,096)	(41,926)

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	520,526	359,449	292,981
Accelerated capital allowances	(477,289)	(370,545)	(334,907)
Net deferred taxation asset/(liability)	43,237	(11,096)	(41,926)

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11. TRADE AND OTHER RECEIVABLES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Advances to contractors	2,280	6,070	5,238
Trade receivables	28,295	1,497	850
Prepayments and other receivables	21,544	24,239	37,501
Loan to SOKIMO (refer to note 26)	18,827	17,381	16,046
Other loans	8,360	3,081	5,231
TVA receivables	134,514	131,214	137,369
Hire purchase loans	4,465	10,978	11,277
	218,285	194,460	213,512
Less: Non-current portion
Loan to SOKIMO	18,827	17,381	16,046
Other loans and receivables (including TVA receivables)	105,768	65,616	10,445
Hire purchase loans	699	4,438	6,297
	125,294	87,435	32,788
Current portion	92,991	107,025	180,724

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Gross hire purchase loans – minimum lease payments:
No later than 1 year	3,766	6,540	4,980
Later than 1 year and no later than 5 years	699	4,438	6,297
Later than 5 years	-	-	-
Gross investment on hire purchase loans	4,465	10,978	11,277

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets however TVA receivables and TVA and duties on fuel balances have been discounted with a provision of $17.9 million (2016: $7.8 million) (2015: Nil) recognized. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Company does not hold any collateral as security. Refer to note 21 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable under the mining code once submissions are approved. The group continues to seek recovery of TVA in line with the mining code. Judgment exists in assessing recovery of this amount. See note 2 for further detail.

The loan to SOKIMO bears interest at 8% and the loan and interest will be repaid through future dividends.

The hire purchase loans, receivable from a contractor, bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The hire purchase loans are repayable over 3 years.

The balance of “other loans” includes loans to related parties of $0.9 million (2016: $1.1 million) (2015: Nil), these loans have no terms of repayment. Refer to note 26 for further details. All non-current receivables are due after 12 months.

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12. INVENTORIES AND ORE STOCKPILES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Gold on hand	8,970	16,041	5,385
Consumables stores	43,728	43,363	39,782
Ore stockpiles	29,869	52,332	70,874
Gold in process	3,443	4,540	5,719
	86,010	116,276	121,760
Less: Non-current portion
Ore stockpiles	12,779	43,771	43,162
Current portion	73,231	72,505	78,598

All inventory and ore stockpiles are stated at the lower of cost or net realizable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

13. AVAILABLE-FOR-SALE FINANCIAL ASSET

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Balance at the beginning of the year	58	45	74
Fair value movement recognized in
other comprehensive income	(34)	12	(20)
Exchange gain/(loss)	2	1	(9)
Balance at the end of the year	26	58	45

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14. SHARE CAPITAL AND PREMIUM

The total authorized number of ordinary shares is 10,000 (2016: 10,000) (2015: 10,000) for the total value of $10,000 (2016: $10,000) (2015: $10,000). All issued shares are fully paid. The total number of issued shares at December 31, 2017 was 4,648 shares (2016: 4,620) (2015: 4,620).

Randgold Resources Limited (Randgold) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4,648 outstanding ordinary shares. In the financial year Randgold and AngloGold Ashanti each purchased 14 ordinary shares to the value of $15 million (total value of $30 million). These shares were acquired at a price of $1,071,428.57 per share in May 2017.

Refer to the Consolidated Statements of Changes in Equity for more detail on the annual movement of share capital and share premium. No movement in share capital for the shares issued above is shown due to rounding.

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Movement in the number of ordinary shares outstanding:
Balance at the beginning of the year	5	5	5
Shares issued		-	-
Balance at the end of the year	5	5	5

15. NON-CONTROLLING INTEREST

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Balance at the beginning of the year	19,777	27,624	25,522
Non-controlling interest in results of
Kibali Goldmines SA	(12,357)	(7,847)	2,102
Balance at the end of the year	7,420	19,777	27,624

The non-controlling interest represents the 10% interest SOKIMO has in Kibali Goldmines SA which is a subsidiary of Kibali (Jersey) Limited.

16. LOANS AND BORROWINGS

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Non-current
Finance lease liability (refer to note 19)	40,350	46,707	51,530
Loan – Randgold (refer to note 26)	860	222	217
	41,210	46,929	51,747
Current
Finance lease liability (refer to note 19)	7,596	8,310	8,223
Loan – Randgold (refer to note 26)	-	1,975	1,585
	7,596	10,285	9,808
Total loans and borrowings	48,806	57,214	61,555

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16. LOANS AND BORROWINGS (CONTINUED)

Finance lease liability

The finance lease liability is due to KAS in respect of the equipment which has been transferred to the group under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement. The finance lease is secured by the leased assets. Refer to note 8 for finance lease asset disclosures.

Loan – Randgold

Randgold, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the group. The loan bears no interest and is repayable on a monthly basis. The non-current portion bears no interest but the effect of discounting is non-significant.

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17. PROVISION FOR REHABILITATION

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Balance at the beginning of the year	21,163	15,533	15,341
Unwinding of discount	529	349	384
Change in estimates	1,552	5,281	(192)
Balance at the end of the year	23,244	21,163	15,533

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2016: 2.5%) (2015: 2.25%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM which, at the date of these accounts, is 2032 for the Kibali gold mine.

18. TRADE AND OTHER PAYABLES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Trade payables	46,060	57,590	61,193
Payroll and other compensations	1,908	1,813	2,240
Bank account in overdraft	12,762	11,551	7,346
Accruals and other payables	43,903	60,905	46,304
	104,633	131,859	117,083

Accruals and other payables include retention, in respect of contracts with suppliers, of $8.3 million (2016: $17.9 million) (2015: $16.0 million). Accruals and other payables include Nil (2016: $8.0 million) (2015: Nil) in respect of dividends declared but unpaid.

Trade and other payables are all due within a 120 days maximum.

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19. LEASES

The finance lease liability recognized is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an installment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Gross finance lease liabilities – minimum lease payments:
No later than 1 year	11,042	12,979	12,100
Later than 1 year and no later than 5 years	39,872	42,239	52,968
Later than 5 years	6,694	13,344	13,381
Future finance charges	(9,662)	(13,545)	(18,696)
Present value of the finance lease liability	47,946	55,017	59,753

No later than 1 year	7,596	8,310	8,223
Later than 1 year and no later than 5 years	32,618	32,853	38,858
Later than 5 years	7,732	13,854	12,672
	47,946	55,017	59,753

20. SEGMENTAL INFORMATION

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in the internal reports are determined on the basis of their significance to the group. In particular, the operating mine is reported as a separate segment. KAS is included within the corporate segment. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold through an agent.

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20. SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey

$000	Kibali	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended December 31, 2017
Profit and loss
Total revenue	754,852	-	-	754,852
Mining and processing costs excluding
depreciation	(436,054)	-	1,489	(434,565)
Depreciation and amortization	(240,345)	(2,494)	(21,575)	(264,415)
Mining and processing costs	(676,399)	(2,494)	(20,086)	(698,980)
Royalties	(31,913)	-	-	(31,913)
Exploration and corporate expenditure	(7,089)	(1,116)	-	(8,205)
Other (expenses)/income and JV profit	(54,042)	758	(1,489)	(54,772)
Finance costs	(163,730)	-	158,252	(5,478)
Finance income	1,464	13,861	(11,178)	4,147
(Loss)/profit before income tax	(176,857)	11,009	125,499	(40,349)
Income tax expense	54,333	-	-	54,333
Net (loss)/profit for the year	(122,524)	11,009	125,499	13,984
Capital expenditure	246,406		-	246,406
Total assets	2,969,999	9,514,687	(9,481,173)	3,003,512
Total liabilities	(3,093,485)	(5,778,281)	8,693,091	(178,675)

Year ended December 31, 2016
Profit and loss
Total revenue	709,372	-	-	709,372
Mining and processing costs excluding
depreciation	(385,295)	-	1,498	(383,797)
Depreciation and amortization	(186,124)	(2,165)	(22,636)	(210,925)
Mining and processing costs	(571,419)	(2,165)	(21,138)	(594,722)
Royalties	(32,976)	-	-	(32,976)
Exploration and corporate expenditure	(6,270)	(128)	-	(6,398)
Other (expenses)/income and JV profit	(47,200)	(713)	(72)	(47,985)
Finance costs	(154,288)	-	148,990	(5,298)
Finance income	1,345	14,599	(11,209)	4,735
(Loss)/profit before income tax	(101,436)	11,593	116,571	26,728
Income tax expense	22,962	-	-	22,962
Net (loss)/profit for the year	(78,474)	11,593	116,571	49,690
Capital expenditure	208,708	362	-	209,070
Total assets	2,790,160	6,852,741	(6,639,428)	3,003,473
Total liabilities	(2,515,598)	(3,339,052)	6,077,236	(222,586)

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20. SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey

$000	Kibali	Corporate	Intercompany eliminations and consolidation entries	Total

Year ended December 31, 2015
Profit and loss
Total revenue	747 272	-	-	747,272
Mining and processing costs excluding
depreciation	(358,872)	-	669	(358,203)
Depreciation and amortization	(160,900)	(2,055)	(29,554)	(192,509)
Mining and processing costs	(519,772)	(2,055)	(28,885)	(550,712)
Royalties	(30,196)	-	-	(30,196)
Exploration and corporate expenditure	(4,211)	(4,037)	-	(8,248)
Other (expenses)/income and JV profit	(2,861)	161	967	(1,733)
Finance costs	(149,710)	-	144,334	(5,376)
Finance income	1,245	14,750	(11,177)	4,818
Profit before income tax	41,767	8,819	105,239	155,825
Income tax expense	(20,750)	-	2,910	(17,840)
Net profit for the year	21,017	8,819	108,149	137,985
Capital expenditure	274,952	2,145	-	277,097
Total assets	2,713,792	6,572,090	(6,251,120)	3,034,762
Total liabilities	(2,654,254)	(3,197,100)	5,607776	(243,578)

21. FINANCIAL RISK MANAGEMENT

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, credit and liquidity risks. In order to manage these risks, the group may enter into transactions which make use of on-balance sheet derivatives, but none were entered into in the current year. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a risk management process to facilitate, control and monitor these risks.

Foreign exchange and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, British Pound, South African Rand, Congolese Franc and Australian Dollar). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2017, 2016 or 2015. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2017, 2016 and 2015. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

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21. FINANCIAL RISK MANAGEMENT (CONTINUED)

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Level of exposure of foreign currency risk carrying value of foreign currency balances.
Cash and cash equivalents includes balances denominated in:
• Congolese Franc (CDF)	28	249	71
• Euro (EUR)	297	17	47
• South African Rand (ZAR)	65	758	17
• British Pound (GBP)	3	55	4
• Australian Dollar (AUD)	402	369	363

Trade and other receivables includes balances denominated in:
• Congolese Franc (CDF)	4	5	-
• Euro (EUR)	-	-	306
• South African Rand (ZAR)	-	-	298
• British Pound (GBP)	-	-	1
• Australian Dollar (AUD)	-	-	-

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Trade and other payables includes balances denominated in:
• Euro (EUR)	(284)	(825)	(772)
• South African Rand (ZAR)	(1,003)	(671)	(2,567)
• British Pound (GBP)	(2)	-	(3)
• Australian Dollar (AUD)	(87)	(193)	(191)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. The TVA balance is denominated in CDF and while not a financial instrument under IFRS 7 a movement of 10% in the year end rate would have an effect of $12.2 million on the receivable.

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21. FINANCIAL RISK MANAGEMENT (CONTINUED)

	Closing exchange rate	Effect of 10% strengthening of $000 on net earnings and equity
At December 31, 2017
• Euro (EUR)	0.83382	(28)
• South African Rand (ZAR)	12.34503	(100)

At December 31, 2016
• Euro (EUR)	0.94868	(83)
• South African Rand (ZAR)	13.71502	(67)

At December 31, 2015
• Euro (EUR)	0.91525	(47)
• South African Rand (ZAR)	15.45369	(204)

The sensitivities are based on financial assets and liabilities held at December 31, 2017 where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group’s income and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments, interest receivable on hire purchase loans and interest payable on financing activities, giving rise to interest rate risk. The group funds working capital and capital expenditure requirements with operating cash flows. The drawdowns of any funds are subject to the approval of the Annual budget and Business plan by the board of directors.

The group has in the past been able to actively source financing through shareholder loans. The finance lease entered into bears a fixed rate of interest.

The directors believe that the working capital resources, by way of internal sources and banking facilities, are sufficient to the group’s currently foreseeable future business requirements.

		Effective
	Amount	rate for
	$000	the year
		%
Cash and cash equivalents:
All less than 90 days	3,288	0.08

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold doré, the group’s principal product, is produced in the DRC. The gold doré is refined and sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$134.5 million (2016: US$131.0 million; 2015: US$137.0 million) (refer to note 11) that was past due. Refer to note 2. This could result in credit risk for the group.

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21. FINANCIAL RISK MANAGEMENT (CONTINUED)

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide future returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group issue new shares (by way of funding from the joint venture partners) or will make use of intercompany loans. The group monitors capital on the basis of the gearing ratio. This ratio is calculated as net borrowings and trade and other payables (less cash) divided by total capital. Total capital is calculated as equity, as shown in the statement of financial position, plus net borrowings and trade and other payables (less cash). This measure may differ to other companies.

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Capital risk management
Borrowings and trade and other payables (note 16 and 18)	153,439	189,073	178,638
Less: cash and cash equivalents	(3,288)	(18,865)	(21,373)
Net borrowings, trade and other payables and cash	150,151	170,208	157,265
Total equity	2,824,838	2,780,887	2,791,184
Total capital	2,974,988	2,915,095	2,948,449
Gearing ratio	5%	6%	5%

Maturity analysis

The following table analyzes the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

			Expected
	Trade and		Future
	other		interest
	payables	Borrowings	payments

At December 31, 2017
Financial liabilities
Within 1 year in demand	104,633	7,596	3,345
Later than 1 year and no later than 5 years	-	41,210	6,820
After 5 years	-	-	305
Total	104,633	48,806	10,470

At December 31, 2016
Financial liabilities
Within 1 year in demand	131,859	10,285	3,974
Later than 1 year and no later than 5 years	-	46,929	8,693
After 5 years	-	-	878
Total	131,859	57,214	13,545

At December 31, 2015
Financial liabilities
Within 1 year in demand	117,083	9,808	2,461
Later than 1 year and no later than 5 years	-	39,075	12,430
After 5 years	-	12,672	3,805
Total	117,083	61,555	18,696

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22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the group’s available for sale financial instruments outstanding at December 31, 2017, 2016 and 2015. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying
$000		amount	Fair Value
As at December 31, 2017
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	26	26

As at December 31, 2016
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	58	58

As at December 31, 2015
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	45	45

No derivative financial instruments currently exist.

¹Level 1: fair values are derived from quoted market prices for identical assets from an active market for which an entity has immediate access.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, bank overdrafts, loans to and from related parties

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Long term and short term borrowings

The carrying amount is a reasonable estimate of the fair value because of the short maturity of such instruments, interest bearing nature and other terms of the agreement.

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23. CASH FLOW FROM OPERATING ACTIVITIES AND NON-CASH ITEMS

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

(Loss)/Profit before income taxation	(40,349)	26,728	155,825
Adjustments for:
Interest received (Note 6)	(4,147)	(4,735)	(4,818)
Finance cost (Note 6)	4,949	4,949	4,992
Share of profits of equity accounted joint venture	(113)	(129)	(268)
Depreciation and amortization	264,415	210,925	192,509
Foreign exchange loss	38,469	36,134	-
Movement in discounting provision on TVA (Note 3)	12,177	7,820	-
Recycling of permanent losses on available-for-sale asset	-	-	3,144
Unwinding of rehabilitation provision	529	349	384
	275,930	282,041	351,768
Effects of changes in operating working capital items
- Receivables	(69,741)	(29,287)	(7,122)
- Inventories	30,266	5,484	12,565
- Trade and other payables	(11,026)	14,712	12,447
Cash generated from operations	225,429	272,950	369,658

Other non-cash items include a finance lease liability movement of $4.1 million (2016: $4.7 million) (2015: $1.2 million), finance lease assets movement of $29.7 million (2016: $6.6 million) (2015: $4.3 million), changes in rehabilitation provision estimates of $2.1 million (2016: $5.2 million) (2015: $0 million) and dividends payable of Nil (2016: $8.0 million) (2015: Nil).

Cash flows relating to loans and borrowings within financing activities comprises the following movements in finance lease liabilities:

	Non-current	Current
	loans and	loans and
$000	borrowings	borrowings	Total

At January 1, 2017	46,707	8,310	55,017
Cash flows:
Lease repayments	-	(7,228)	(7,228)
Non cash flows:
Loans and borrowings classified as non-
current at December 31, 2016	(6,357)	6,357	-
Interest and capital accrued	-	157	157
At December 31, 2017 [1]	40,350	7,596	47,946

1 Refer to note 19 and the consolidated cash flow statement.

24. COMMITMENTS AND CONTINGENT LIABILITIES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Capital expenditure contracted for at statement of financial position date but not yet incurred is:

Property, plant and equipment	19,108	21,456	27,385

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Barrick Gold Corporation | Special Meeting Circular | H-75

25. INVESTMENT IN JOINT VENTURE

Set out below is the summarized financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Summarized statement of financial position
Current assets
Cash and cash equivalents	2,039	1,167	1,222
Other current assets (excluding cash)	1,649	10,061	10,584
Total current assets	3,688	11,228	11,806

Other current liabilities (including trade payables)	(1,505)	(1,457)	(1,653)
Total current liabilities	(1,505)	(1,457)	(1,653)

Non-current
Assets	48,065	46,707	51,718
Financial liabilities	(49,739)	(56,195)	(61,295)
Net assets	509	283	576

Summarized statement of comprehensive income
Operating (loss)/profit	(39)	(21)	234
Interest income	3,959	4,489	4,802
Interest expense	(3,695)	(4,210)	(4,500)
Profit and total comprehensive income for the period	225	258	536

Dividends received from joint venture	-	550	-

Reconciliation of the summarized financial information presented to the carrying amount of the group's interest in KAS
Opening net assets January 1	284	576	40
Profit for the period	225	258	536
Dividends received	-	(550)	-
Closing Net assets	509	284	576
Interest in joint venture at 50.1%	255	142	289
Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	25,577	28,830	31,086
Carrying value	25,832	28,972	31,375

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

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26. RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Randgold	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Randgold Resources (Kibali) Limited	Joint Venture partner
Randgold Resources Congo SPRL	Entity under common control (subsidiary of Randgold)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Gounkoto SA	Entity under common control (subsidiary of Randgold)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Randgold
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Related party transactions
Management fee paid to Randgold	4,385	4,296	4,265
Refining fees to Rand Refinery (Pty) Limited	3,632	3,062	3,564
Interest received from SOKIMO	1,097	1,335	1,232
Shareholders interest received from KAS	1,846	2,105	2,254
Interest incurred to KAS on the finance lease liability	3,753	4,482	4,800

Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Limited	30,457	1,497	850
Loan to SOKIMO	18,827	17,381	16,046
Loan to Randgold Resources Congo SPRL	182	45	-
Loan to Randgold	-	942	-
Loan to KGL Isiro SARL	64	1	21
Loan to Société des Mines de Loulo SA	4	-	3
Loan to Société des Mines de Tongon SA	41	76	3
Loan to Société des Mines de Gounkoto SA	-	32	32
Amounts included in other investment in joint venture owing by related parties
Loan to KAS	25,660	28,830	31,086
Amounts included in loans and borrowings owed to related parties
Loan from Randgold	(860)	(2,197)	(1,802)
Finance lease liability with KAS	(47,946)	(55,017)	(59,753)

SOKIMO has a 10% interest in Kibali Goldmines SA, a subsidiary of the group.

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26. RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

Rand Refinery (Pty) Limited (Rand Refinery) is an associate of AngloGold Ashanti. Kibali Goldmines SA have incurred refining costs of $3.6 million in the year (2016: $3.1 million) (2015: $3.6 million).  $755 million (2016: $709 million) (2015: $747 million) of gold and silver was sold by Rand Refinery under the contract with Kibali Goldmines SA in which Rand Refinery is the stated agent.

It is the obligation of the joint venture parties, Randgold and AngloGold Ashanti, (joint venture partners) to fund the group for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali (Jersey) Limited. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS is in respect of the equipment which has been transferred to the group under an installment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS.

Refer to notes 11 and 16 for the details of loans to and from related parties.

27. SUBSIDIARIES AND NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the Company and all of its subsidiaries and jointly controlled entities at December 31, 2017. The Company, the principal subsidiaries and their interests are:

			Country of
			incorporation
		% of	and
		interest	residence

Company	Kibali (Jersey) Ltd		Jersey
Subsidiary	Border Energy East Africa (Pty) Ltd	100%	Uganda
Subsidiary	Moto (Jersey) 1 Ltd	100%	Jersey
Subsidiary	Kibali 2 (Jersey) Ltd	100%	Jersey
Subsidiary	0858065 B.C. Limited	100%	Canada
Subsidiary	Moto Goldmines Australia Pty Ltd	100%	Australia
Subsidiary	Kibali Goldmines SA	90%	DRC
Jointly controlled entity	KAS 1 Limited	50.1%	Jersey

28. SUBSEQUENT EVENTS

No significant subsequent events requiring disclosure or adjustment occurred.

29. OTHER INFORMATION

The Company is a private company limited by shares, incorporated in Jersey with a registered office, 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands. The Company’s principal activity is the operation of the Kibali gold mine in the DRC, within Kibali.

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SPECIAL

PURPOSE

INTERIM

FINANCIAL

STATEMENTS

FOR THE 6 MONTHS ENDED 30 JUNE 2018

Barrick Gold Corporation | Special Meeting Circular | H-79

INTERIM FINANCIAL STATEMENTS

CONTENTS

3	Interim consolidated statements of comprehensive income

4	Interim consolidated statements of financial position

5	Interim consolidated statements of changes in equity

6	Interim statements of consolidated cash flows

7	Notes to the interim consolidated financial statements

19	Disclaimer

20	Independent review report

2	RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018

Barrick Gold Corporation | Special Meeting Circular | H-80

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the six months ended 30 June 2018

		6 MONTHS ENDED

$000 (unaudited)	NOTE	30 Jun 2018	30 Jun 2017

Revenue

Gold sales on spot		556 937	653 506

Total revenue	5	556 937	653 506

Share of profits/(losses) of equity accounted joint ventures	12	34 696	(8 651)

Other income	16	11 492	9 935

Total income		603 125	654 790

Cost and expenses

Mining and processing costs	16	373 857	328 551

Royalties		28 451	33 673

Exploration and corporate expenditure	17	30 751	23 731

Other expenses	16	11 376	-

Total costs		444 435	385 955

Finance income		4 104	1 788

Finance costs		(1 192)	(847)

Finance income – net		2 912	941

Profit before income tax		161 602	269 776

Income tax expense	6	(36 710)	(82 064)

Profit for the period		124 892	187 712

Other comprehensive expense

Share of equity accounted joint ventures other comprehensive expense		-	(18)

Total other comprehensive expense		-	(18)

Total comprehensive income		124 892	187 694

Profit attributable to:

Owners of the parent		109 510	153 849

Non-controlling interests		15 382	33 863

		124 892	187 712

Total comprehensive income attributable to:

Owners of the parent		109 510	153 831

Non-controlling interests		15 382	33 863

		124 892	187 694

Basic earnings per share ($)	9	1.16	1.64

Diluted earnings per share ($)	9	1.14	1.62

Average shares in issue (000)	9	94 358	93 996

The notes on pages 7 to 18 are an integral part of these interim consolidated financial statements.

RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018	3

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INTERIM FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At 30 June 2018

$000	NOTE	(Unaudited) 30 June 2018	(Audited) 31 Dec 2017
Assets

Non-current assets

Property, plant and equipment	11	1 562 136	1 577 284

Trade and other receivables		52 654	55 052

Long term ore stockpiles	10	152 435	159 534

Investment in equity accounted joint ventures	12	1 427 552	1 440 610

Other investments in joint ventures	12	53 061	50 109

Total investments in joint ventures	12	1 480 613	1 490 719

Total non-current assets		3 247 838	3 282 589

Current assets

Inventories and ore stockpiles	10	135 742	116 797

Trade and other receivables		208 978	184 275

Cash and cash equivalents		603 673	719 808

Total current assets		948 393	1 020 880

Total assets		4 196 231	4 303 469

Equity and liabilities

Share capital	7	4 722	4 707

Share premium	7	1 587 867	1 563 361

Retained earnings		1 998 193	2 077 513

Other reserves		51 365	60 774

Equity attributable to owners of the parent		3 642 147	3 706 355

Non-controlling interests		297 031	285 914

Total equity		3 939 178	3 992 269

Non-current liabilities

Loans from minority shareholders		2 765	2 765

Deferred tax	13	58 087	52 781

Provision for rehabilitation		55 738	55 738

Total non-current liabilities		116 590	111 284

Current liabilities

Trade and other payables		127 780	149 288

Current tax payable		12 683	50 628

Total current liabilities		140 463	199 916

Total equity and liabilities		4 196 231	4 303 469

The notes on pages 7 to 18 are an integral part of these interim consolidated financial statements.

4	RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018

Barrick Gold Corporation | Special Meeting Circular | H-82

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the 6 months ended 30 June 2018

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance – 31 Dec 2016 (audited)	93 803 752	4 690	1 537 326	63 141	1 893 542	3 498 699	253 258	3 751 957
Share of other comprehensive income of joint ventures[1]	–	–	–	(18)	–	(18)	–	(18)
Total other comprehensive income	–	–	–	(18)	–	(18)	–	(18)
Net profit for the period	–	–	–	–	153 849	153 849	33 863	187 712
Total comprehensive income for the period	–	–	–	(18)	153 849	153 831	33 863	187 694
Share-based payments	–	–	–	12 979	–	12 979	–	12 979
Share options exercised	500	–	33	–	–	33	–	33
Reserves transfer on exercise of options previously expensed under IFRS 2	–	–	9	(9)	–	–	–	–
Shares vested[2]	254 464	13	21 783	(19 429)	–	2 367	–	2 367
Dividend relating to 2016	–	–	–	–	(94 046)	(94 046)	–	(94 046)
Non-controlling interest share of Gounkoto and Tongon dividend	–	–	–	–	–	–	(8 158)	(8 158)

Balance – 30 Jun 2017 (unaudited)	94 058 716	4 703	1 559 151	56 664	1 953 345	3 573 863	278 963	3 852 826
Balance – 31 Dec 2017 (audited)	94 124 872	4 707	1 563 361	60 774	2 077 513	3 706 355	285 914	3 992 269
Share of other comprehensive expense of joint ventures[1]	–	–	–	–	–	–	-	–
Other comprehensive expense	–	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	109 510	109 510	15 382	124 892
Total comprehensive income for the period	–	–	–	–	109 510	109 510	15 382	124 892
Share-based payments	–	–	–	12 741	–	12 741	–	12 741
Share options exercised	2 000	–	90	–	–	90	–	90
Reserves transfer on exercise of options previously expensed under IFRS 2	–	–	28	(28)	–	–	–	–
Shares vested[2]	300 774	15	24 388	(22 122)	–	2 281	–	2 281
Dividend relating to 2017	–	–	–	–	(188 830)	(188 830)	–	(188 830)
Non-controlling interest share of Gounkoto and Tongon dividend	–	–	–	–	–	–	(4 265)	(4 265)
Balance – 30 Jun 2018 (unaudited)	94 427 646	4 722	1 587 867	51 365	1 998 193	3 642 147	297 031	3 939 178

[1]

Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve.

[2]

Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

Share capital

The share capital comprises the issued ordinary shares of the company at par.

Share premium

The share premium comprises the excess value recognised from the issue of ordinary shares for consideration above par and amounts transferred from other reserves on the exercise of share options and vesting of share awards.

Retained earnings

Retained earnings comprise the group’s cumulative accounting profits and losses since inception less dividends.

Other reserves

Other reserves comprise the cumulative charge recognised under IFRS 2 in respect of share-based payment awards (net of amounts transferred to share capital and share premium) and the foreign currency translation. At 30 June 2018, the balance of the share-based payment reserve amounted to $50.0 million (30 June 2017: $55.3 million). The foreign currency translation reserve was $1.4 million at (30 June 2017: $1.4 million).

Non-controlling interests

Non-controlling interests comprise the non-controlling interests’ share of cumulative profits and losses in the group, less their share of dividends paid

The notes on pages 7 to 18 are an integral part of these interim consolidated financial statements.

RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018	5

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INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

for the six months ended 30 June 2018

6 MONTHS ENDED

$000 (unaudited)	NOTE	30 June 2018	30 June 2017
Cash flow from operating activities

Profit for the period		124 892	187 712

Income tax expense	6	36 710	82 064
Profit before income tax		161 602	269 776

Share of (profits)/losses of equity accounted joint ventures	12	(34 695)	8 651

Net finance income		(2 912)	(941)

Depreciation and amortisation		97 601	81 199

Share-based payments		12 741	13 905

Non-cash adjustment on royalties		10 377	10 950
		244 713	383 540
Effects of changes in operating working capital items

Receivables		(32 961)	(35 092)

Inventories and ore stockpiles		(11 846)	(18 633)

Trade and other payables		(8 966)	5 292
Cash generated from operations before interest and tax		190 940	355 107

Interest received		4 104	1 788

Interest paid		(1 192)	(847)

Dividends received from equity accounted joint ventures		47 306	-

Income tax paid		(81 640)	(70 591)
Net cash generated by operating activities		159 518	265 457

Additions to property, plant and equipment		(80 143)	(85 503)

Funds invested in equity accounted joint ventures		(2 505)	(21 992)

Loans repaid by equity accounted joint ventures		-	746
Net cash used in investing activities		(82 648)	(106 749)

Proceeds from issue of ordinary shares		90	33

Dividends paid to company’s shareholders		(188 830)	(94 046)

Dividends paid to non-controlling interests		(4 265)	(8 158)
Net cash used by financing activities		(193 005)	(102 171)
Net (decrease)/increase in cash and equivalents		(116 135)	56 537
Cash and equivalents at beginning of period		719 808	516 301
Cash and cash equivalents at end of period		603 673	572 838

The notes on pages 7 to 18 are an integral part of these interim consolidated financial statements.

6	RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018

Barrick Gold Corporation | Special Meeting Circular | H-84

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 30 June 2018

1. General information

Randgold Resources Limited (the company), a limited liability company listed on the Main Market of the London Stock Exchange, is registered in Jersey. The Condensed Consolidated Interim Financial Statements of the Company for the six month period ended 30 June 2018 comprise the Company and its subsidiaries and joint ventures (together referred to as the group).

2. Nature of operations

Randgold Resources Limited (the company) and its subsidiaries together with its joint ventures (the group) carry out exploration and gold mining activities. The group currently has five operating mines. There are three operating mines in Mali, West Africa: the Morila gold mine (equity accounted joint venture), which started production in October 2000, the Loulo gold mine (subsidiary), which commenced production in November 2005 and the Gounkoto gold mine (subsidiary), which began production in June 2011. The Morila gold mine is nearing the end of its life and fed tailings storage facility (TSF) material, as well as Domba satellite ore during the year. The group also operates a fourth gold mine in Côte d’Ivoire, Tongon (subsidiary), which started production in December 2010 and a fifth in the Democratic Republic of Congo (DRC), Kibali (equity accounted joint venture) which started production in October 2013. Randgold is the operator of all of its mines.

The interests of the group in its operating mines are held through Société des Mines de Morila SA (Morila) which owns the Morila mine, Société des Mines de Loulo SA (Loulo) which owns the Loulo mine, Société des Mines de Tongon SA (Tongon) which owns the Tongon mine, Société des Mines de Gounkoto SA (Gounkoto) which owns the Gounkoto mine and Kibali Goldmines SA (Kibali), which owns the Kibali mine. Randgold holds an effective 40% interest in Morila in conjunction with AngloGold Ashanti Limited (AngloGold Ashanti) (40%) and the State of Mali (20%). Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. The group also holds an effective 45% interest in the Kibali gold mine (equity accounted joint venture) in the Democratic Republic of Congo (DRC) in conjunction with AngloGold Ashanti (45%) and Société Miniére de Kilo-Moto SA UNISARL (SOKIMO) (10%). Management of Kibali (Jersey) Limited, the effective 90% shareholder of Kibali, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. Randgold holds an effective 80% interest in both Loulo and Gounkoto. The remaining 20% interest is held by the State of Mali. Randgold holds an effective 89.7% interest in Tongon. The remaining 10% is held by the State of Côte d’Ivoire while 0.3% is held by local Ivorian investors.

The group has a portfolio of exploration permits and projects, with various exploration programmes, ranging from early stage exploration to prefeasiblity studies being undertaken. These are underway in the DRC, Mali, Senegal and Côte d’Ivoire.

3. Significant accounting policies

The interim results, which are unaudited, have been prepared in accordance with the requirements of International Accounting Standard 34. This condensed interim report does not include all the notes of the type normally included in an annual financial report. This condensed report is to be read in conjunction with the Annual Report for the year ended 31 December 2017, and any public announcements made by the group during the interim reporting period. The annual financial report for the year ended 31 December 2017 was prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB) as adopted by the European Union and in accordance with Article 105 of the Companies (Jersey) Law 1991. The accounting policies applied in this condensed interim report are consistent with the polices applied in the annual financial report for the year ended 31 December 2017.

Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended 30 June 2018 do not constitute statutory accounts and have been drawn up using accounting policies and presentation expected to be adopted in the group’s full financial statements for the year ended 31 December 2018, which are not expected to be significantly different to those set out in the notes of the group’s audited financial statements for the year ended 31 December 2017.

The financial information for the year ended 31 December 2017 has been extracted from the statutory accounts for that period. The auditors’ report for the year ended 31 December 2017 was unqualified and did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report.

The financial information for the six months ended 30 June 2017 is unaudited.

The consolidated financial statements have been prepared under the historical cost convention. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.

After reviewing the group’s and company’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group and company will not be a going concern for at least the next 12 months based on forecasts and available cash resources and available facilities.

New standards and interpretations applied

The company has adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Customers’ in the six month period ending 30 June 2018, following the standards becoming effective for periods commencing on or after 1 January 2018.

RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018	7

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INTERIM FINANCIAL STATEMENTS    SIGNIFICANT ACCOUNTING POLICIES CONTINUED

IFRS 9 ‘Financial instruments’ addresses the classification and measurement of financial assets and financial liabilities and replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39. The adoption of IFRS 9 did not result in any material change to the consolidated results of the group from the beginning of the earliest period presented. Following an assessment of the consolidated financial assets no changes to classification of those financial assets was required. The group has applied the expected credit loss impairment model to its financial assets, focused in particular on its long-term loans to its asset leasing joint ventures which hold mining equipment and no material credit losses are considered to apply. The group has chosen not to restate comparatives on adoption of IFRS 9 and, therefore, both of these changes have been processed at the date of initial application (i.e. 1 January 2018), and presented in the statement of changes in equity for the 6 months to 30 June 2018. The group’s VAT receivables detailed in note 4 are excluded from the scope of IFRS 9.

IFRS 15 introduced a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognise revenue and how much revenue to recognise. The core principle is that an entity recognises revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of IFRS 15 did not result in any material change to the group’s revenue recognition, from the beginning of the earliest period presented, following analysis of the gold sales contracts held by its mining operations. The company enters into a contract for the sale of gold at each of its mining operations. The group’s performance obligation under each of the contracts is to supply such gold to the customer subject to minimum quality specifications with the consideration for such gold sales determined by the market spot price for each ounce of gold at the point of sale and gold content. As the sales from gold contracts are subject to customer survey adjustment, sales are initially recorded based on the results of tests on the material prior to shipment to determine the gold content and specification with such estimates subsequently adjusted to reflect the final gold content determined by the customer shortly after period end. Revenue is recorded to the extent that it is highly probable that there will be no subsequent reversal of such revenue due to gold content or quality specifications. Historical adjustments of this nature have been insignificant. The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly.

New standards and interpretations not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after 1 January 2019 or later periods and which the group has decided not to adopt early.

The only standard which is anticipated to be significant or relevant to the Group is IFRS 16 “Leases”. IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognise all lease assets and liabilities on the balance sheet; recognise amortisation of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. The requirements of IFRS 16 extend to certain service contracts, such as mining contractors in which the contractor provides services and the use of assets, which may impact the group. Accordingly, the group has initiated a review of relevant contracts to complete an impact assessment.

4. Key accounting estimates and judgements

Some of the accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates or determining the appropriate accounting treatment for a transaction.

By their nature, these judgements are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within future reporting periods are discussed below.

TVA (value added tax)

Included in trade and other receivables are TVA receivables of $125.2 million ($52.7 million as non-current) (31 December 2017: $114.4 million, $55.1 million as non current) consisting primarily of recoverable TVA balances owing by the State of Mali. In Mali the TVA owing is being offset against other tax owing to the State, in accordance with the legal right of offset under the relevant establishment conventions. Profit forecasts for Loulo and Gounkoto, using approved budgets and mine plans, support recovery of the balance through such offsetting by 2019 ( 31 December 2017: 2019), although the recovery and timing is subject to estimates of factors such as gold price and production. The gold price is consistent with that used in the group’s impairment tests detailed below. Judgement was required in assessing the recoverability of these amounts and timing thereof. A discounting provision of $2.5 million (31 December 2017: $2.5 million) has been recorded in respect of the TVA receivables. The group is continuing to engage with authorities in Mali to pursue the cash settlement of the outstanding TVA balances.

A further $70.0 million (before discounting provision) of TVA receivables (31 December 2017: $70.2 million) (at 45% attributable share) is included in the underlying statement of financial position of the Kibali joint venture, while $7.6 million of TVA receivables (31 December 2017: $7.0 million) is included in the underlying statement of financial position of Morila and are shown in the ‘Investment in joint ventures’ line in the group statement of financial position.

The group continues to seek recovery of TVA in the DRC, in line with the Mining Code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgement exists in assessing recovery of these receivables. While the TVA balance is considered collectible, uncertainty exists regarding the timing of receipt. Accordingly, the receivable has been discounted by $8.1 million (31 December 2017: $8.1 million) (at 45% attributable share) which required estimates as to the timing of future receipts based on historical trends and other factors. A discount rate of 8.5% (31 December 2017: 10%) has been applied to the expected cash receipts and 2% (31 December 2017: 2%) applied to the amounts forecasted to be recovered through offsetting. A 1% change in the discount rate would increase the provision by $2.5million (at 45% attributable share). A 1 year delay to recovery would increase the provision by $2.8 million (at 45% attributable share).

8	RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018

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INTERIM FINANCIAL STATEMENTS    KEY ACCOUNTING ESTIMATES AND JUDGEMENTS CONTINUED

Malian tax disputes

The group has received various tax claims from the State of Mali in respect of its Mali operations, which totalled $200.5 million at the end of the current period (31 December 2017: $200.5 million). The International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in 2016, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently received during the third quarter of 2016. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts due were also confirmed to be recoverable as TVA receivables by the award such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received by the group from the State of Mali in respect of its Mali operations. Having taken professional advice, the group considers material elements of the claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims is considered improbable under IFRS.

Loulo, Gounkoto and Morila each have legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During 2016, the group received payment demands in respect of these disputed amounts, and consequently the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which were legally not due would be refunded. These amounts are shown in trade and other receivables.

DRC Mining Code

In the DRC, the Mining Code and Regulations have been amended with an updated Mining Code which came into effect on 9 March 2018 (2018 Mining Code) and the related amended Mining Regulations which came into effect on 8 June 2018, although the regulations were only actually published in July 2018 and have not yet been fully enforced. Kibali Goldmines SA is considering all its options to protect its vested rights under the 2002 Mining Code, as well as the specific state guarantees it previously received, including preparing for international arbitration. In addition, it continues to engage with the government to find alternative solutions which would be mutually acceptable to both parties, including through the application of Article 220 of the 2018 Mining Code, which affords benefits to mining companies in landlocked infrastructurally challenged provinces, such as where Kibali is located. The group does not consider the revised tax legislation to be applicable given the tax stability protection in the 2002 Mining Code. As such, the impact of the changes to the Mining Code has not been included in the current LOM plan, however the changes are not expected to have a material effect on the LOM plan.

Recovery of deferred tax assets

Management have recognised a deferred tax asset of $48.1 million (at 100%) at Kibali (31 December 2017: $43.2 million deferred tax asset). The group has to apply judgement in determining the recoverable amount of deferred tax assets. Deferred tax assets are recognised to the extent that their utilisation is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset has been assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the DRC tax code.

The group considers the deferred tax assets to be recoverable owing to the latest life of mine plan which estimates the asset being utilised within three years. The gold price would have to fall below $1 070/oz before the tax losses are not utilised.

Carrying values of property, plant and equipment and joint venture investments

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed approved mine plans and operating plans. Future cash flows are based on estimates of:

⬛	The quantities of the proven and probable reserves being those for which there is a high degree of confidence in economic extraction;
⬛	Future production levels;
⬛	Future commodity prices, including oil forecast at $70/bbl (31 December 2017: $70/bbl);
⬛	Future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;
⬛

Future gold prices – a gold price curve was used for the impairment calculations starting at a $1 200/oz gold price (31 December 2017: $1 250/oz) and increasing at an average of 2.5% per annum (31 December 2017: 2.5%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;

⬛	A discount rate equivalent to 8.2% pre-tax (31 December 2017: 8.2%); and
⬛	An inflation rate of 2.5% (31 December 2017: 2.5%).

The impairment tests performed did not indicate impairment and head room existed at each mine. Given the significance of gold prices and the longevity of mine plans, the directors consider gold price and discount rate sensitivities to be relevant.

A reduction in forward gold prices in excess of 13.6% or an increase in the discount rate to 16.8% is required to give rise to an impairment at any of the mines with the greatest discount rate sensitivity being at Loulo. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The models are considered suitably conservative with proven and probable reserves determined based on $1 000/oz gold price (31 December 2017: $1 000/oz).

Capitalisation and depreciation

There are several methods that could be adopted for calculating depreciation, ie the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 2 of the 31 December 2017 financial statements for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the unit of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018	9

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INTERIM FINANCIAL STATEMENTS    KEY ACCOUNTING ESTIMATES AND JUDGEMENTS CONTINUED

The group applies judgement in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalised when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the orebody. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams where contractor mining is used. The nature of activity is assessed by the group’s mining teams where owner mining applies. Direct labour, materials and other costs are specifically allocated based on the activity performed. Indirect costs that are attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating metres.

Specifically, judgement is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 2 and during 2015 Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgement was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgement was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

Gold price assumptions

A gold price of $1 000/oz (31 December 2017: $1 000/oz) has been used in the mineral reserves optimisation calculations across the group. Changes in the gold price used could result in changes in the mineral reserve optimisation calculations which impact LoM plans. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

Determination of ore reserves

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the 2012 JORC code). Reserves determined in this way are used in the calculation of depreciation and amortisation, as well as the assessment of the carrying value of property, plant and equipment and joint ventures and timing of mine closure obligations. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Future rehabilitation obligations

The net present value of current rehabilitation estimates has been discounted to their present value at 2.5% per annum (31 December 2017: 2.5%) being the prevailing risk free interest rates. Expenditure is generally expected to be incurred at the end of the respective mine lives. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgement is required in determining the appropriate costs, timing of costs, discount rates and inflation. There have been no material changes to the group’s provision for rehabilitation, for further information, including the carrying amounts of the liabilities, refer to the group’s 2017 Annual Report. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $6.8 million (31 December 2017: $6.8 million) on the provision for environmental rehabilitation, and an impact of $ 0.6 million (31 December 2017: $ 0.6 million) on the statement of comprehensive income.

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgement is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current period, the stockpiles were tested for each individual mine, reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The forecast gold prices and cost escalators were those used in the impairment test detailed above. The net realisable value tests demonstrate significant headroom with no reasonable sensitivity indicating impairment.

Post production open cast mine stripping

The group capitalises costs, associated with stripping activity, to expose the orebody, within mining assets (note 11) with significant stripping costs capitalised in the period at Gounkoto in respect of the super pit project. During the period stripping of pits at Kibali occurred. Judgement was required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, project feasibility studies, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgement over the eligible costs. The group determined that the stripping activity for the Gounkoto super pit related to the enlarged open pit as a whole based on the improved access to the ore body, following consideration of all relevant facts and circumstances. The group determined that the stripping costs at Kibali are attributable to the individual satellite pits to which improved access was provided. The group depreciates the deferred costs capitalised as stripping assets on a unit of production method, with reference to the ex-pit ore treated from the relevant orebody component or phase.

Exploration and evaluation expenditure

The group has to apply judgement in determining whether exploration and evaluation expenditure should be capitalised or expensed. Management exercises this judgement based on the results of economic evaluations, prefeasibility or feasibility studies. Costs are capitalised where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.

10	RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018

Barrick Gold Corporation | Special Meeting Circular | H-88

5. Revenue
$000	6 months ended 30 June 2018	6 months ended 30 June 2017
Gold Sales on spot	556 937	653 506
Total revenue	556 937	653 506

Revenue recognition

The company enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognised when the performance obligation have been satisfied and the transaction price is determinable. The group’s performance obligation under each of the contracts is to supply such gold to the customer subject to minimum quality specifications with the consideration for such gold sales determined by the market spot price for each ounce of gold at the point of sale and gold content. As the sales from gold contracts are subject to customer survey adjustment, sales are initially recorded based on the results of tests on the material prior to shipment to determine the gold content and specification with such estimates subsequently adjusted to reflect the final gold content determined by the customer shortly after period end. Revenue is recorded to the extent that it is highly probable that there will be no subsequent reversal of such revenue due to gold content or quality specifications. Historical adjustments of this nature have been insignificant. The performance obligations are considered to be satisfied and control of the gold transferred as the gold leaves the gold room upon collection by the customer, with title, possession and significant risks and rewards transferred at this point with revenue recorded accordingly.

6. Income taxes

$000	6 months ended 30 June 2018	6 months ended 30 June 2017
Current taxation	31 404	75 118
Deferred taxation	5 306	6 946
Taxation charge	36 710	82 064

The company is subject to an income tax rate in Jersey at 0%. Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. The Loulo, Gounkoto and Tongon operations have no assessable capital expenditure carry forwards or assessable tax losses, at 30 June 2018 and 30 June 2017 respectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $2.0 million credits (31 December 2017: $23.1 million credits) for current and deferred tax entries, primarily in respect of Morila and Kibali. See note 20 for details on the Gounkoto tax rate.

7. Share capital and premium

The total authorised number of ordinary shares at 30 June 2018 is 120 million (31 December 2017 and 30 June 2017: 120 million) of $ 0.05 (31 December 2017 and 30 June 2017: $ 0.05). All issued shares are fully paid. The total number of issued shares at 30 June 2018 was 94 427 646 shares (31 December 2017: 94 124 872 shares and 30 June 2017: 94 058 716 shares). Refer to the statement of changes in equity on page 5 of this report for more detail on the movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares, exercise of share options and vesting of share awards and the scrip dividends.

Further details with regards to the group’s share plans are provided in the group’s 2017 Annual Report.

8. Dividends

At Randgold’s Annual General Meeting (AGM) the dividend recommended by the board of directors was approved for the period ended 31 December 2017 of $2.00 per share, up 100% on the previous year’s $1.00 per share. The dividend was paid in cash with no script alternative being made available during the period, at a total cost of $188.8 million. During the 6 month period to 30 June 2017 a dividend of $1.00 per share was approved at the AGM and subsequently a dividend of $94.0 million in cash, with no script available, was paid to shareholders in May 2017.

RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018	11

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INTERIM FINANCIAL STATEMENTS

9. Earnings and dividends per share

	Income (numerator) $000	Shares (denominator)	Per share amount $
For the 6 months ended 30 June 2018

Basic earnings per share

Shares outstanding at 1 January 2018		94 124 872

Weighted number of shares issued		232 806

Income available to shareholders	109 510	94 357 678	1.16

Effective of dilutive securities

Share options		700

Restricted shares		1 310 660

Diluted earnings per share	109 510	95 669 038	1.14
For the 6 months ended 30 June 2017

Basic earnings per share

Shares outstanding at 1 January 2017		93 803 752

Weighted number of shares issued		191 926

Income available to shareholders	153 849	93 995 678	1.64

Effective of dilutive securities

Share options		9 292

Restricted shares		1 187 057

Diluted earnings per share	153 849	95 192 027	1.62

Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share

Diluted earnings per share are presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

10. Inventories and ore stockpiles

$000	30 June 2018	31 Dec 2017
Consumable stores	103 082	100 992

Stockpiles	169 188	162 468

Gold in process	15 907	12 871
Total inventories and ore stockpiles	288 177	276 331
Less: current portion	(135 742)	(116 797)
Non-current portion	152 435	159 534

All inventory and ore stockpiles are started at the lower of cost or net realisable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

11. Property, plant and equipment

$000	30 June 2018	31 Dec 2017
Mine properties, mine development costs and mine plant facilities and equipment costs

At the beginning of period	2 661 745	2 462 421

Additions	82 453	199 324
	2 744 198	2 661 745
Accumulated depreciation and amortisation

At beginning of year	1 084 461	901 561

Charge for the year	97 601	182 900
	1 182 062	1 084 461
Net book value	1 562 136	1 577 284

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortised on a unit of production basis as detailed in note 4 and comprise the metallurgical plants, tailings and raw water dams, power plants and mine infrastructure and development costs. The net book value of these assets was $1 464.7 million at 30 June 2018 (31 December 2017: $1 462.9 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortised over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was $96.2 million at 30 June 2018 (31 December 2017: $95.4 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of $1.2 million (31 December 2017: $1.4 million).

12	RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018

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INTERIM FINANCIAL STATEMENTS PROPERTY, PLANT AND EQUIPMENT CONTINUED

Post production stripping

Property, plant and equipment include capitalised stripping costs, related to the production phase of opencast mining. The net book value at 30 June 2018 was $18.9 million (31 December 2017: $17.8 million).

	30 June 2018	31 Dec 2017
The remaining maximum estimated useful lives in respect of proven and probable reserves for each mine included above is as follows:

Loulo	15 years	15 years

Gounkoto	10 years	10 years

Tongon	4 years	4 years

12. Investments and loans in joint ventures

The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited, RAL 1 Limited and RAL 2 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures has been accounted for using the equity method.

The following tables represent the group’s share of the assets and liabilities of the respective joint venture which are included in the consolidated balance sheet and statement of comprehensive income within the total investments in joint ventures, share of profits of equity accounted joint ventures and share of equity accounted joint ventures’ other comprehensive income.

Investment in joint ventures

The movements in total investments in joint ventures are as follows:

$000	30 June 2018	31 Dec 2017
Beginning of period

Investments in equity accounted joint ventures	1 440 610	1 414 211

Other investments in joint venture	50 109	34 423

Total investments in joint ventures	1 490 719	1 448 634

Funds invested in equity accounted joint ventures	2 505	30 898

Loans repaid by equity accounted joint ventures	-	(746)

Share of profits/(losses) of equity accounted joint ventures	34 696	11 950

Dividends	(47 306)	-

Share of other comprehensive income of joint ventures	-	(17)
End of period

Investments in equity accounted joint ventures	1 427 552	1 440 610

Other investments in joint ventures	53 061	50 109
Total investments in joint ventures	1 480 613	1 490 719

The segmental report in note 14 presents information based on the group’s effective 45% interest in the underlying Kibali gold mine as reported internally. As such, that differs to the 50% interest in the Kibali (Jersey) Limited group.

The group’s effective interest in Kibali is 45%. The group holds a 50% joint venture interest in Kibali (Jersey) Limited with AngloGold Ashanti. Joint control is provided through shareholdings and the joint venture agreement. Kibali (Jersey) Limited holds an effective 90% interest in Kibali Goldmines SA thereby giving the group an effective 45% interest in that mine. Refer to note 2 for details.

Kibali (Jersey) Limited has made loans indirectly to Kibali Goldmines SA totalling $2.8 billion at period end (31 December 2017: $2.7 billion), to fund the development of the mine. The loans are eliminated on consolidation at the Kibali (Jersey) Limited level. Consequently, Kibali (Jersey) Limited will receive 100% of the cash flows from Kibali Goldmines SA, until the loans have been repaid. The loans carry interest at the rate of 8% per annum.

Note that the KAS 1 Limited asset leasing joint venture in which the group has an effective 25.01% interest is included within the Kibali joint venture as Kibali (Jersey) Limited is the joint venture partner with Bouyges Trauvaux Publics SAS.

KGL Isiro SARL

KGL Isiro SARL is an exploration company in which the group has a 51% interest with Kilo Goldmines Ltd being the joint venture partner. The total exploration expenses incurred in the six months to 30 June 2018 amounted to $ 0.3 million (31 December 2017: $ 0.1million), of which $ 0.15 million (31 December 2017: $ 0.075 million) is the group’s share. The net loss and net assets are immaterial.

RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018	13

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INTERIM FINANCIAL STATEMENTS

13. Deferred taxation

$000	30 June 2018	31 Dec 2017
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the Malian operations and 25% in respect of the Ivorian operations.

The movement on deferred taxation is as follows:

At the beginning of the period	52 781	42 386

Statement of comprehensive income charge	5 306	10 395
At the end of the year	58 087	52 781

Deferred taxation assets and liabilities comprise the following:

Accelerated tax depreciation	57 487	52 181

Deferred stripping	600	600

Deferred taxation liability	58 087	52 781
Net deferred tax liability	58 087	52 781

There is no deferred tax on other comprehensive income items. There are no unrecognised deferred tax liabilities in respect of undistributed profits.

14. Segmental information

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalised expenditure or other fixed assets are also reported separately. The Kibali and Morila joint ventures are included on a line by line basis, reflecting internal reporting. Other parts of the group, including the RAL 1 Limited and RAL 2 Limited joint ventures, are included within corporate and exploration. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major end customers are not identifiable because all gold is sold to an agent.

The segmental information in respect of the group’s joint ventures is presented using the proportionate consolidation method for a joint venture to reflect the way information is reported to the board. The joint ventures are accounted for using the equity method of accounting under IFRS as the company holds rights to the net assets of the arrangements as a whole rather than rights to the assets, and obligations for the liabilities, relating to the arrangement.

14	RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018

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INTERIM FINANCIAL STATEMENTS SEGMENTAL INFORMATION CONTINUED

Country of operation		Mali		Côte d’Ivoire	DRC	Jersey
$000	Group’s 40 share of Morila %	Loulo	Gounkoto	Tongon	Group’s effective 45 share of Kibali Jersey %	Corporate and exploration	Inter company eliminations	Sub-total	Joint venture adjustments	Total
6 months ended 30 June 2018
Total revenue	19 434	238 186	154 678	164 073	226 956	-	-	803 327	(246 390)	556 937
Mining and processing costs excluding depreciation	(14 118)	(109 199)	(73 866)	(93 191)	(104 762)	6 145	-	(388 991)	112 735	(276 256)
Depreciation and amortisation	(3 072)	(54 218)	(9 400)	(33 753)	(77 461)	(230)	-	(178 134)	80 533	(97 601)
Mining and processing costs	(17 190)	(163 417)	(83 266)	(126 944)	(182 223)	5 915	-	(567 125)	193 268	(373 857)
Royalties	(1 157)	(14 257)	(9 280)	(4 913)	(8 502)	-	-	(38 109)	9 658	(28 451)
Exploration and corporate expenditure	-	(1 258)	(1 212)	(1 561)	(1 199)	(26 720)	-	(31 950)	1 199	(30 751)
Other (expenses)/income	(1 084)	(9 773)	(7 054)	(2 050)	224	7 543	-	(12 194)	12 310	116
Finance costs	(190)	(5 526)	(22)	(29)	(4 940)	(2 294)	5 406	(7 595)	6 403	(1 192)
Finance Income	-	9	2	41	2 074	16 297	(5 406)	13 017	(8 913)	4 104
Share of profits equity accounted joint ventures	-	-	-	-	-	-	-	-	34 696	34 696
(Loss)/Profit before income tax	(187)	43 964	53 846	28 617	32 390	741	-	159 371	2 231	161 602
Income tax expense	56	(13 187)	(16 359)	(7 154)	2 175	(10)	-	(34 479)	(2 231)	(36 710)
Net (loss)/profit	(131)	30 777	37 487	21 463	34 565	731	-	124 892	-	124 892
Capital expenditure	(1 170)	(45 561)	(11 262)	(4 985)	(39 905)	(18 335)	-	(121 218)	41 075	(80 143)
Total assets	30 282	1 425 760	261 239	522 874	1 489 902	2 034 343	-	5 764 400	(1 568 169)	4 196 231
Total external liabilities	(19 028)	(112 522)	(34 551)	(60 988)	(72 823)	(18 813)	-	(318 725)	64 437	(254 288)
6 months ended 30 June 2017
Total revenue	15 138	282 117	188 166	183 223	163 096	-	-	831 740	(178 234)	653 506
Mining and processing costs excluding depreciation	(10 254)	(98 461)	(60 744)	(88 147)	(105 220)	5 598	-	(357 228)	109 876	(247 352)
Depreciation and amortisation	(2 191)	(45 457)	(3 610)	(31 825)	(63 602)	(307)	-	(146 992)	65 793	(81 199)
Mining and processing costs	(12 445)	(143 918)	(64 354)	(119 972)	(168 822)	5 291	-	(504 220)	175 669	(328 551)
Royalties	(910)	(16 886)	(11 290)	(5 496)	(7 519)	-	-	(42 101)	8 428	(33 673)
Exploration and corporate expenditure	-	(1 579)	(401)	(1 018)	(925)	(20 733)	-	(24 656)	925	(23 731)
Other (expenses)/ income	(43)	(19 003)	8 411	(2 435)	(14 894)	25 483	-	(2 481)	12 416	9 935
Finance costs	(112)	(5 831)	(7)	(43)	(3 729)	(4 695)	5 793	(8 624)	7 778	(847)
Finance income	7	13	2	10	5 555	2 901	(5 793)	2 696	(908)	1 788
Share of losses of equity accounted joint ventures	-	-	-	-	-	-	-	-	(8 651)	(8 651)
Profit before income tax	1 635	94 913	120 527	54 269	(27 238)	8 247	-	252 354	17 422	269 776
Income tax expense	(308)	(28 474)	(36 158)	(17 432)	17 730	-	-	(64 642)	(17 422)	(82 064)
Net profit	1 327	66 439	84 369	36 837	(9 508)	8 247	-	187 712	-	187 712
Capital expenditure	(877)	(45 623)	(11 797)	(8 914)	(58 478)	(19 169)	-	(144 858)	59 355	(85 503)
Total assets	27 625	1 434 159	242 862	567 506	1 508 322	1 948 929	-	5 729 403	(1 572 712)	4 156 691
Total external liabilities	(24 940)	(118 730)	(59 381)	(73 698)	(110 722)	(10 669)	-	(398 140)	155 656	(242 494)

RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018	15

Barrick Gold Corporation | Special Meeting Circular | H-93

INTERIM FINANCIAL STATEMENTS

15. Commitments and contingent liabilities

$000	30 June 2018	31 Dec 2017
Capital expenditure contracted for at statement of financial position date but not yet incurred is:
Property plant and equipment – subsidiaries	21 889	17 262
Commitments of joint ventures (attributable share):

Kibali	14 872	8 599

Morila	11	-

RAL 1	10 881	16 262
Total commitments of joint ventures (attributable share)	25 764	24 861
	47 653	42 123

Under the Kibali (Jersey) Limited Joint Venture Agreement (Kibali JVA) the obligation of the parties (Randgold Resources (Kibali) Ltd and AngloGold Ashanti Holdings plc) in respect of the future funding (including but not limited to operating costs, capital costs and other costs) of Kibali and/or the Kibali project shall be pro-rata in proportion to their respective percentage interests in Kibali at the time any such future funding is required. In accordance with the Kibali JVA, Kibali will be funded via intercompany loans provided indirectly from Kibali (Jersey) Limited. Kibali declared a dividend of $94.0 million to shareholders during the six months to 30 June 2018 (year ended 31 December 2017: nil). The approved capital expenditure plan for 2018 is $154.0 million (2017: $211.1 million) and is expected to be self-funded by operating cash flows.

As discussed more fully in note 4 the group has received claims for various taxes in respect of subsidiaries and joint ventures from the State of Mali totalling $200.5 million (31 December 2017: $200.5 million). The group considers the material claims to be without merit or foundation.

16. Mining and processing costs and other disclosable items

$000	6 months ended 30 June 2018	6 months ended 30 June 2017
Mine production costs	256 270	228 727

Movement in production inventory and ore stockpiles	(12 293)	(12 288)

Depreciation and amortisation	97 601	81 199

Other mining and processing costs	32 279	30 913
	373 857	328 551

Other income primarily includes foreign exchange gains and management fees receivable from joint venture partners.

Other expenses primarily include foreign exchange losses.

17. Exploration and corporate expenditure

$000	6 months ended 30 June 2018	6 months ended 30 June 2017
Exploration and corporate expenditure comprise:

Exploration expenditure	16 838	12 720

Corporate expenditure	13 913	11 011
	30 751	23 731

18. Related party transactions

$000	6 months ended 30 June 2018	6 months ended 30 June 2017
Key management remuneration

Short term employee benefits	7 129	6 504

Share-based payments	6 097	5 415
Total	13 226	11 919

This includes compensation for two executive directors of the company (2017: 2), 6 non-executive directors (2017: 8) and 21 executive management personnel (2017: 22). Refer to directors’ and executives’ profiles in the 2017 annual report for detail of their roles and responsibilities.

16	RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018

Barrick Gold Corporation | Special Meeting Circular | H-94

19. Non-GAAP information

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalised stripping activities. Total cash costs and cash per ounce also include the company’s share of equity accounted joint ventures’ total cash costs and cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented. Total cash operating costs and cash operating cost per ounce include our share of joint ventures’ total operating cash costs and operating cash cost per ounce.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018	17

Barrick Gold Corporation | Special Meeting Circular | H-95

INTERIM FINANCIAL STATEMENTS NON-GAAP INFORMATION CONTINUED

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

$000	6 months ended 30 June 2018	6 months ended 30 June 2017
Gold sales per IFRS	556 937	653 506
Gold sales adjustments for joint ventures	246 390	178 234

Gold sales	803 327	831 740

Mine production costs	256 270	228 727

Movement in production inventory and ore stockpiles	(12 293)	(12 288)

Royalties	38 109	42 101

Royalty adjustment for joint ventures	(9 568)	(8 428)

Total royalties	28 451	33 673

Other mining and processing costs	32 279	30 913

Cash cost adjustments for joint ventures	128 131	119 139
Total cash costs	432 838	400 164
Profit from mining activity	370 489	431 576

Share of profits of equity accounted joint ventures, excluding adjustments to sales and cash costs	(106 315)	(67 746)

Depreciation and amortisation	(97 601)	(81 199)

Exploration and corporate expenditure	(30 751)	(23 731)

Finance income	4 104	1 788

Other income	11 492	9 935

Finance costs	(1 192)	(847)

Other expenses	11 376	-
Profit before income tax	161 602	269 776
Ounces sold (oz)	611 232	672 119

Total cash cost per ounce ($/oz)	708	595
Cash operating cost per ounce($/oz)	646	533

20. Subsequent events

Subsequent to the June quarter end, on 31 July 2018, the Malian government agreed to grant Gounkoto a 50% corporate tax reduction over a four year period, effective from 1 January 2018 until 31 December 2021, to support the development of a super pit at the mine. The agreement, which reduces the corporate tax rate is a concession under Gounkoto’s mining convention that gives Gounkoto the right to apply for the additional tax exoneration should it make additional investments. The effect of the 50% reduction in the corporate tax rate has not been reflected in the financial results for the six months ending 30 June 2018 contained within this report. The impact of the reduced tax rate will be to apply an effective 15% tax for the current year including associated reversals of the additional charges recorded to date during the next quarter.

Early in Q3 2018, the government-led process to resolve industrial relations issues at Tongon was interrupted when employees went on strike again before the negotiations were concluded. Consequently, operations at the mine were suspended from 13 July 2018. On 5 September 2018 operations at Tongon returned to normal after management lifted the lock-out imposed on workers after the illegal strike. The mine is now fully operational. The work stoppage has necessitated a revision of the mine’s previous production guidance for the year which is now estimated at 230 000 ounces of gold.

On 24 September 2018, the Boards of Barrick Gold Corporation (“Barrick”) and Randgold Resources Limited (“Randgold”) announced that they have reached agreement on the terms of a recommended share-for-share merger of Barrick and Randgold (the “Merger”) to create an industry-leading gold company. It is intended that the Merger will be implemented by means of a court-sanctioned scheme of arrangement of Randgold and the Randgold Shareholders under Article 125 of the Companies (Jersey) Law 1991, with the entire issued and to be issued share capital of Randgold being acquired by Barrick. Under the terms of the Merger, each Randgold Shareholder will receive 6.1280 New Barrick Shares for each Randgold Share. Following completion of the Merger, Barrick Shareholders will own approximately 66.6 per cent and Randgold Shareholders will own approximately 33.4 per cent of the New Barrick Group on a fully-diluted basis. The Board of Randgold intends to recommend to Randgold Shareholders to vote in favour of the Scheme at the Jersey Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting. Further details of the proposed Merger are available in the Scheme Document and can be found on our website: www.randgoldresources.com.

18	RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018

Barrick Gold Corporation | Special Meeting Circular | H-96

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

The Condensed Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and give a true and fair view of the assets, liabilities, financial position and profit of the group.

By order of the Board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

02 October 2018

Disclaimer

This interim report has been prepared for, and only for the members of the company (as defined in article 25(2) of the Companies (Jersey) Law 1991), as a body, and no other persons. The company, its directors, employees, agents or advisers do not accept or assume responsibility to any other person to whom this document is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. By their nature, the statements concerning the risks and uncertainties facing the Randgold Resources Limited group (Randgold) in this report involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated.

The forward-looking statements reflect knowledge and information available at the date of preparation of this report and the company undertakes no obligation to update these forward-looking statements. In particular, except for the historical information contained herein, the matters discussed in this report are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (SEC). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

Nothing in this report should be construed as a profit forecast.

Cautionary note to US investors

The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.

RANDGOLD RESOURCES INTERIM FINANCIAL STATEMENTS 2018	19

Barrick Gold Corporation | Special Meeting Circular | H-97

INTERIM FINANCIAL STATEMENTS

INDEPENDENT REVIEW REPORT TO RANDGOLD RESOURCES LIMITED

Introduction

We have been engaged by the Company to review the special purpose condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2018 which comprises the consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity, statements of consolidated cashflows and notes to the consolidated financial statements.

We have read the other information contained in this half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of and has been approved by the directors.

As disclosed in note 3, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting’’, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Our report has been prepared in accordance with the terms of our engagement. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of our terms of engagement or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’’, issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2018 is not prepared, in all material respects, in accordance with International Accounting Standard 34, as adopted by the European Union.

Scott Knight

BDO LLP

Chartered Accountants

London

02 October 2018

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127).

20

Barrick Gold Corporation | Special Meeting Circular | H-98

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel

Islands

Registration number 62686

www.randgoldresources.com

21

Barrick Gold Corporation | Special Meeting Circular | H-99

SCHEDULE I: Pro Forma Financial Information

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2018

AND FOR THE YEAR ENDED DECEMBER 31, 2017

Barrick Gold Corporation | Special Meeting Circular | I-1

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2017

(in millions of United States dollars, except per share data) (unaudited)	Barrick	Randgold	Pro Forma Adjustments		Pro Forma Consolidated

Revenue	$8,374	$1,280			$9,654

Costs and expenses

Cost of sales	5,300	774	163	A	6,237

General and administrative expenses	248	20			268

Exploration, evaluation and project expenses	354	28			382

Impairment reversals	(212)	-			(212)

Loss on currency translation	72	-			72

Closed mine rehabilitation	55	-			55

Income from equity investees	(76)	(12)	18	B	(70)

Gain on non-hedge derivatives	(6)	-			(6)

Other expense (income)	(799)	(8)			(807)

Income before finance items and income taxes	$3,438	$478			$3,735

Finance costs, net	(691)	3			(688)

Income before income taxes	$2,747	$481			$3,047

Income tax expense	(1,231)	(146)	48	C	(1,329)

Net income	$1,516	$335	$(133)		$1,718

Attributable to:

Equity holders of Group	$1,438	$278	$(112)		$1,604

Non-controlling interests	$78	$57	$(21)	D	$114

Earnings per share data attributable to the equity holders of Barrick Gold Corporation

Net income

Basic	$1.23	$2.96		E	$0.91

Diluted	$1.23	$2.92		E	$0.91

Barrick Gold Corporation | Special Meeting Circular | I-2

Pro Forma Consolidated Balance Sheet

As at June 30, 2018

(in millions of United States dollars) (Unaudited)

	Barrick	Randgold	Pro Forma Adjustments		Pro Forma Consolidated

ASSETS

Current assets

Cash and equivalents	$2,085	$604	(306)	F	$2,383

Accounts receivable	194	209			403

Inventories	1,940	136			2,076

Other current assets	356	-			356

Total current assets	$4,575	$948			$5,217

Non-current assets

Equity in investees	1,214	1,481	388	G	3,083

Property, plant and equipment	13,727	1,562	1,889	G	17,178

Goodwill	1,330	-	1,146	G	2,476

Intangible assets	230	-			230

Deferred income tax assets	1,072	-			1,072

Non-current portion of inventory	1,781	152			1,933

Other assets	1,193	53			1,246

Total non-current assets	$20,547	$3,248			$27,218

Total assets	$25,122	$4,196			$32,435

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$944	$128			$1,072

Debt	680	-			680

Current income tax liabilities	270	13			283

Other current liabilities	266	-			266

Total current liabilities	$2,160	$140			$2,300

Non-current liabilities

Debt	5,712	-			5,712

Provisions	3,108	56			3,164

Deferred income tax liabilities	1,341	58	673	H	2,072

Other liabilities	1,695	3			1,698

Total non-current liabilities	$11,856	$117			$12,646

Total liabilities	$14,016	$257			$14,946

Total equity attributable to Barrick Gold Corporation shareholders	$9,356	$3,642	2,194	I	$15,192

Non-controlling interests	1,750	297	250	G	2,297

Total equity	$11,106	$3,939			$17,489

Total liabilities and equity	$25,122	$4,196			$32,435

Barrick Gold Corporation | Special Meeting Circular | I-3

Pro Forma Consolidated Statement of Income

For the six months ended June 30, 2018

(in millions of United States dollars, except per share data) (Unaudited)

	Barrick	Randgold	Pro Forma Adjustments		Pro Forma Consolidated

Revenue	$3,502	$557			$4,059

Costs and expenses (income)

Cost of sales	2,328	402	65	J	2,795

General and administrative expenses	141	14			155

Exploration, evaluation and project expenses	170	17			187

Impairment (reversals) charges	61	-			61

Loss on currency translation	90	-			90

Closed mine rehabilitation	-	-			-

Income from equity investees	(26)	(35)	11	K	(50)

(Gain) loss on non-hedge derivatives	(3)	-			(3)

Other expense (income)	39	(0)			39

Income before finance costs and income taxes	$702	$159			$785

Finance costs, net	(269)	3			(266)

Income before income taxes	$433	$162			$519

Income tax expense	(317)	(37)	19	L	(335)

Net (loss) income	$116	$125	$(57)		$184

Attributable to:

Equity holders of Barrick Gold Corporation	$64	$110	$(49)		125

Non-controlling interests	$52	$15	$(8)	M	59

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation

Net (loss) income

Basic	$0.05	$1.16		N	$0.07

Diluted	$0.05	$1.14		N	$0.07

Barrick Gold Corporation | Special Meeting Circular | I-4

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 1 – Basis of presentation

The unaudited pro forma consolidated statement of income for the year ended December 31, 2017 and for the six months ended June 30, 2018 (hereinafter, the pro forma statements of income) and the unaudited pro forma consolidated balance sheet as at June 30, 2018 (hereinafter, the pro forma balance sheet and, together with the pro forma statements of income, the pro forma financial statements), gives effect to the proposed acquisition by Barrick Gold Corporation (Barrick) of Randgold Resources Limited (Randgold) as if the acquisition took place on January 1, 2017 for the unaudited pro forma statement of income and June 30, 2018 for the pro forma balance sheet. The pro forma financial statements have been prepared by Barrick management in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and incorporate the significant accounting policies expected to be used to prepare consolidated financial statements after the acquisition described in Note 2. The pro forma financial statements for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018 have been derived using the following information:

(a)	the audited consolidated financial statements of Barrick for the year ended December 31, 2017;

(b)	the audited consolidated financial statements of Randgold for the year ended December 31, 2017;

(c)	the unaudited interim consolidated financial statements of Barrick as at and for the six months ended June 30, 2018;

(d)	the unaudited interim consolidated financial statements of Randgold as at and for the six months ended June 30, 2018; and

(e)	such other supplementary information as was considered necessary to reflect the acquisition in the pro forma financial statements.

Certain items on Randgold’s consolidated financial statements how been reclassified to conform to Barrick’s presentation. These are summarized as below:

Pro forma presentation	Randgold financial statement presentation
Cost of sales	Sum of “Mining and processing costs” and “royalties”
General and administrative expense	Subset of “Exploration and corporate expenditure”
Exploration, evaluation and project expenses	Subset of “Exploration and corporate expenditure”
Other expense (income)	Sum of “Other income” and “Other expense”
Other assets	“Trade and other receivables” (non-current)
Provisions	“Provision for rehabilitation”
Other liabilities	“Loans from minority shareholders”

The pro forma financial statements have been prepared for illustrative purposes only to show the effect of the acquisition (as described further in Note 2). The pro forma statements of income reflect that Barrick has acquired all of Randgold’s outstanding shares.

The pro forma financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded subsequent to the transaction will likely differ from those recorded in the pro forma financial statements. Any potential synergies that may be realized and integration costs that may be incurred as a result of the proposed acquisition have been excluded from the pro forma statement of income.

The accounting policies used in the construction of the pro forma financial statements for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018 are those set out in Barrick’s consolidated financial statements for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken to identify Randgold accounting policy differences that could have a material impact in the pro forma financial statements. No such material differences were identified.

The pro forma financial statements should be read in conjunction with the historical consolidated financial statements of both Barrick and Randgold for the year ended December 31, 2017 and as at and for the six months ended June 30, 2018. Certain of Randgold’s assets, liabilities, income and expenses have been reclassified to conform to Barrick’s consolidated financial statement presentation.

Note 2 – The Acquisition

Barrick proposes to acquire all of the issued and outstanding ordinary shares of Randgold in exchange for 587 million Barrick common shares, representing a share exchange ratio of 6.1280 common shares of Barrick for each Randgold ordinary share. For the purposes of these pro forma financial statements, all unvested Randgold share-based arrangements are assumed to vest prior to closing and therefore have been included in the transaction. Following completion of the acquisition, Barrick shareholders will own approximately 66.6 percent and Randgold shareholders will own 33.4 percent of the combined company on a fully-diluted basis.

Barrick Gold Corporation | Special Meeting Circular | I-5

The acquisition by Barrick of Randgold will be accounted for under IFRS using the acquisition method of accounting. The pro forma adjustments reflect Barrick’s acquisition of 100% of Randgold’s net reported assets at their estimated fair values at January 1, 2017 for the pro forma statement of income, and the subsequent accounting for Randgold as a wholly owned subsidiary.

The purchase price of the acquisition is as follows:

Number of Barrick common shares issued to Randgold shareholders	586,609,277
Closing price of Barrick common shares on September 21, 2018	$10.47
Purchase price (millions)	$6,142

Barrick has performed a preliminary allocation of the purchase price to the assets and liabilities acquired. There will be adjustments to the purchase price as Barrick’s common share price is updated upon closing and the estimated fair values as the valuation work is finalized and the purchase price allocation is finalized. No provision has been made for the risks noted in “Risk Factors – Risk Factors Relating to the Merger – Randgold and Barrick may be the targets of legal claims, securities class action, derivative lawsuits and other claims” and “Risk Factors – Risk Factors on Completion of the Merger – New legislation and tax risks in certain Randgold operating jurisdictions” of the Circular.

Note 3 – Pro Forma Assumptions and Adjustments

The pro forma statements of income for the year ended December 31, 2017 and for the six months ended June 30, 2018 give effect to the business combination of Barrick and Randgold as if such combination occurred on January 1, 2017. The pro forma statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations would have been had the business combination with Randgold occurred on January 1, 2017, nor is it necessarily indicative of future consolidated operating results.

The pro forma balance sheet as at June 30, 2018 gives effect to the business combination of Barrick and Randgold as if such combination occurred on June 30, 2018. The pro forma balance sheet is provided for illustrative purposes only and is not necessarily indicative of the consolidated financial position of the combined companies.

The pro forma financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the acquisition, (ii) synergies, operating efficiencies and cost savings that may result from the acquisition, or (iii) benefits expected to be derived from the combined company’s growth projects.

The pro forma statement of income for the year ended December 31, 2017 includes the following pro forma assumptions and adjustments:

A.

An increase in cost of sales of $163 million to reflect the amortization of the of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

B.

A decrease in income from equity investees of $18 million to reflect the amortization of the of the fair value increments related to equity method investments identified in the preliminary purchase price allocation.

C.	A decrease in income tax expense of $48 million to reflect the tax effect of the pro forma adjustments.

D.	A net decrease of $21 million in net income attributable to non-controlling interest holders as a result of the increase in cost of sales and partially offsetting decrease in income tax expense.

E.	Pro Forma Earnings Per Share Calculation:

Year ended December 31, 2017
($ millions)
Net income attributable to Shareholders	$1,438
Net income attributable to Randgold Shareholders	278
Pro forma adjustments	(112)

Pro forma consolidated net income	$1,604

Pro forma weighted average shares outstanding	(millions)
Weighted average outstanding Barrick shares	1,166
Barrick shares issued to Randgold shareholders	587
Basic	1,753
Diluted	1,753
Pro forma earnings per share attributable to Shareholders
Basic	$0.91
Diluted	$0.91

Barrick Gold Corporation | Special Meeting Circular | I-6

The pro forma financial statements as at and for the six months ended June 30, 2018 include the following pro forma assumptions and adjustments:

F.	A decrease in cash and cash equivalents of $306 million reflecting:

•	$189 million related to the Randgold Permitted Dividend of $2.00 per share payable to existing Randgold shareholders on or around the Effective Date;

•

$117 million which reflects the estimated transaction costs associated with the acquisition, estimated change of control payments that will be paid to certain Randgold employees and also certain estimated property transfer taxes resulting from the transaction. As these costs are not expected to have a continuing impact on the combined company’s results, the amount was recorded as a decrease to retained earnings; and

•	No adjustment has been made to reflect the Barrick Permitted Dividend or the cash considerations for fractional entitlements.

G.

An increase in equity method investments of $388 million and an increase in property, plant and equipment of $1,889 million, goodwill of $1,146 million and non-controlling interest of $250 million to reflect the fair value increments identified in the preliminary purchase price allocation.

H.	An adjustment to reflect a deferred tax liability of $673 million as a result of the fair value increase to the acquired assets and liabilities.

I.

An adjustment to reflect the elimination of Randgold’s historical shareholders’ equity accounts and the issuance of new Barrick common shares and the Randgold Permitted Dividend and costs referred to in note F above.

J.	An increase in cost of sales of $65 million to reflect the amortization of the fair value increments related to assets subject to depreciation identified in the preliminary purchase price allocation.

K.

A decrease in income from equity investees of $11 million to reflect the amortization of the fair value increments related to equity method investments identified in the preliminary purchase price allocation.

L.	A decrease in income tax expense of $19 million to reflect the tax effect of the pro forma adjustments.

M.	A net decrease of $8 million in net income attributable to non-controlling interest holders as a result of the increase in cost of sales and partially offsetting decrease in income tax expense.

N.	Pro Forma Earnings Per Share Calculation:

Six months ended June 30, 2018
($ millions)
Net income attributable to Shareholders	$64
Net income attributable to Randgold Shareholders	110
Pro forma adjustments	(49)

Pro forma consolidated net income	$125

Pro forma weighted average shares outstanding	(millions)
Weighted average outstanding Barrick shares	1,167
Barrick shares issued to Randgold shareholders	587
Basic	1,754
Diluted	1,754
Pro forma earnings per share attributable to Shareholders
Basic	$0.07
Diluted	$0.07

Barrick Gold Corporation | Special Meeting Circular | I-7

SCHEDULE J: Cooperation Agreement

EXECUTION COPY

24 SEPTEMBER 2018

BARRICK GOLD CORPORATION

and

RANDGOLD RESOURCES LIMITED

COOPERATION AGREEMENT

65 Fleet Street

London EC4Y 1HS

Barrick Gold Corporation | Special Meeting Circular | J-1

Barrick Gold Corporation | Special Meeting Circular | J-2

This AGREEMENT is made on 24 September 2018

BETWEEN:

(1)

BARRICK GOLD CORPORATION, a corporation incorporated under the laws of the Province of Ontario, whose registered office is at 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada (Barrick); and

(2)

RANDGOLD RESOURCES LIMITED, a company incorporated under the laws of Jersey with registered number 62686, whose registered office is at 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ (Randgold),

(each a party and together the parties).

WHEREAS:

(A)	Barrick and Randgold propose to announce a recommended all-share merger on the terms and conditions set out in the Announcement.

(B)	The Merger will be made on the terms and subject to the conditions set out in the Announcement and this Agreement.

(C)	The parties intend that the Merger will be implemented by way of the Scheme, although Barrick reserves the right to implement the Merger by way of the Take-over Offer.

(D)	The parties are entering into this Agreement to set out certain obligations and commitments in relation to the implementation of the Merger (whether by way of the Scheme or the Take-over Offer).

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1

In this Agreement (including the recitals and Schedule 2 but excluding Schedule 1), the terms and expressions listed in this clause 1.1 shall have the meanings set out in this clause 1.1. Terms and expressions used in Schedule 1 shall have the meanings given to them in Schedule 1:

Acacia means Acacia Mining plc, a public limited company incorporated under the laws of England and Wales with registered number 07123187, whose registered office is at 5th Floor, 1 Cavendish Place, London, W1G 0QF;

Acceptance Condition means the acceptance condition to any Take-over Offer;

Acquisition Agreement has the meaning given in clause 8.3(b);

Action has the meaning given in clause 30.2;

Agreed Switch has the meaning given in clause 9.1(a);

Announcement means the announcement detailing the terms and conditions of the Merger to be made pursuant to Rule 2.7 of the Code, in the form set out in Schedule 1 (save only for non-material amendments agreed to on behalf of each of the parties);

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Barrick Acceptable Confidentiality Agreement means a confidentiality agreement between Barrick and a third party (other than Randgold or a person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement) that:

(a)	is entered into in accordance with clause 8.2;

(b)	contains confidentiality restrictions no less favourable to Barrick than those set out in the Confidentiality Agreement;

(c)	does not permit such third party to acquire any securities of the Barrick Group (excluding Acacia) other than in the manner contemplated in paragraph (d) of this definition; and

(d)

contains customary standstill provisions that only permit the third party (not being Randgold or a person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement) to, either alone or jointly with others, make a Competing Proposal for Barrick to the Barrick Board that is not publicly announced;

Barrick Board means the board of directors of Barrick from time to time;

Barrick Board Adverse Recommendation Change means the Barrick Board:

(a)	withdrawing (or modifying in any manner adverse to Randgold), or proposing publicly to withdraw (or modify in any manner adverse to Randgold), the Barrick Recommendation;

(b)	adopting, approving, recommending or declaring advisable, or proposing publicly to adopt, approve, recommend or declare advisable, any Competing Proposal for Barrick;

(c)	failing to include the Barrick Recommendation in the Announcement or the Barrick Circular; or

(d)	entering into an Acquisition Agreement in breach of clause 8.3(b) or pursuant to clause 8.4;

Barrick Circular means any notice of meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent by Barrick to the Barrick Shareholders in connection with the Barrick Shareholder Meeting, including any amendments or supplements thereto;

Barrick Directors means the directors of Barrick from time to time;

Barrick Fairness Opinions means the written opinions dated 23 September 2018, given by each of The Klein Group, LLC and Morgan Stanley Canada Limited, that, as of such date, subject to the assumptions, limitations and qualifications contained therein, the Exchange Ratio (as defined in the Announcement) is fair from a financial point of view to Barrick;

Barrick Group means Barrick and its subsidiary undertakings;

Barrick Notice of Recommendation Change has the meaning given in clause 8.4(b)(A);

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Barrick Recommendation means an unqualified recommendation by the Barrick Board to the Barrick Shareholders to vote in favour of the Barrick Shareholder Resolution;

Barrick Shareholder Meeting means the special meeting, including any adjournments or postponements thereof in accordance with the terms of this Agreement, of the Barrick Shareholders to be held to consider and, if thought advisable, approve the Barrick Shareholder Resolution;

Barrick Shareholder Resolution means the shareholder resolution of the Barrick Shareholders approving, by simple majority of the Barrick Shares voted at the Barrick Shareholder Meeting, the issuance of the New Barrick Shares in accordance with the requirements of the Toronto Stock Exchange;

Barrick Shareholders means, at any time, the holders of Barrick Shares;

Barrick Share Plans means the Barrick Restricted Share Unit Plan, the Barrick Deferred Share Unit Plan, the Barrick Performance Granted Share Unit Plan, the Barrick Global Employee Share Plan, the Barrick Share Purchase Plan and the Barrick Stock Option Plan (2004); and the Barrick Amended and Restated Stock Option Plan;

Barrick Shares means the common shares in the capital of Barrick;

Barrick Superior Proposal means any unsolicited bona fide written Competing Proposal for Barrick that has not been withdrawn and that:

(a)	did not result from a breach by Barrick or any of its Representatives of any provision of clauses 8.1 through 8.4 (inclusive);

(b)

is made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, liquidation, winding-up or similar transaction, 100% of the Barrick Shares or all or substantially all of the assets of the Barrick Group;

(c)	complies with Law;

(d)

is not subject to any financing contingency and in respect of which the Barrick Board has concluded, in good faith (after receiving the advice of its legal and financial adviser(s)), that adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full;

(e)	is not subject to any due diligence and/or access condition;

(f)

in respect of which the Barrick Board determines in good faith, after receiving the advice of its legal counsel and its financial adviser(s) that: (A) failure to recommend such Competing Proposal for Barrick to the Barrick Shareholders would be inconsistent with its fiduciary duties under Law; and (B) such Competing Proposal is on terms more favourable from a financial point of view to the Barrick Shareholders than the Merger, taking into

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Barrick Gold Corporation | Special Meeting Circular | J-5

account all the material terms and conditions of (x) such offer (including the material legal, financial and regulatory aspects of the proposal and any potential delay associated therewith) and (y) this Agreement (including any changes proposed by Randgold to the terms of this Agreement), and also taking into account the expected benefits and any synergies arising from the Merger; and

(g)	is otherwise reasonably capable of being consummated on the terms proposed, taking into account all material legal, financial, regulatory and other aspects of such proposal, including conditionality;

Break Payment has the meaning given in clause 12.1;

Break Payment Event has the meaning given in clause 12.1;

Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales, Jersey, Canada or the United States on which banks in London, St. Helier, Toronto and New York are open for general commercial business;

Clearances means any approvals, consents, clearances, permissions, confirmations, comfort letters and waivers that are required to be obtained, any filings that are required to be made (or that are reasonably considered appropriate or desirable by Barrick and Randgold) and any waiting periods that need to have expired, from or under any of the Laws, regulations or practices applied by any Government Authority (or under any agreements or arrangements to which any Government Authority is a party) and any other requirements imposed or asserted by a Government Authority, in each case in connection with the Merger, and including the Regulatory Conditions;

Code means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel;

COMESA means the Common Market for Eastern and Southern Africa, which includes the following member states: Burundi, the Comoros, the Democratic Republic of Congo, Djibouti, Egypt, Eritrea, Ethiopia, Kenya, Libya, Madagascar, Malawi, Mauritius, Rwanda, Somalia, Sudan, Swaziland, Seychelles, Tunisia, Uganda, Zambia and Zimbabwe;

Communications means notifications, filings, submissions, material correspondence and material communications, whether oral or in writing, or other forms of engagement;

Competing Proposal for Barrick means a proposal, offer or expression of interest, whether or not in writing:

(a)

for an offer (including an exchange offer or take-over bid), merger, acquisition, dual-listed structure, amalgamation, statutory arrangement, recapitalization, reverse take-over, and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20 per cent. or more of the issued or to be issued common share capital of Barrick or any other class of voting or equity securities of Barrick or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by

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the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Barrick;

(b)

for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Barrick Group member, excluding Acacia), of all or a significant proportion (being 20 per cent. or more) of the business, assets and/or undertakings of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)

for a demerger and/or liquidation involving all or a significant portion (being 20 per cent. or more) of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)

for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger, in each case which is not effected by Randgold (or a person acting in concert with Randgold) or at Randgold’s direction or with Randgold’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise and excluding in each case the Strategic Investment Agreement;

Competing Proposal for Randgold means a proposal, offer or expression of interest, whether or not in writing:

(a)

for an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse take-over, whitewash transaction and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20 per cent. or more of the issued or to be issued ordinary share capital of Randgold or any other class of voting or equity securities of Randgold or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Randgold;

(b)

for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Randgold Group member), of all or a significant proportion (being 20 per cent. or more) of the business, assets and/or undertakings of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)

for a demerger and/or liquidation involving all or a significant portion (being 20 per cent. or more) of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole; or

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Barrick Gold Corporation | Special Meeting Circular | J-7

(d)

for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger (including, for the avoidance of doubt, any transaction or arrangement which would constitute a Class 1 transaction for the purposes of the Listing Rules undertaken by Randgold), in each case which is not effected by Barrick (or a person acting in concert with Barrick) or at Barrick’s direction or with Barrick’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

Conditions means:

(a)

for so long as the Merger is being implemented by means of the Scheme, the terms and conditions to the implementation of the Merger (including the Scheme) as set out in Part A of Appendix I to the Announcement and to be set out in the Merger Document, as may be amended by Barrick with the consent of Randgold and the Panel; and

(b)

for so long as the Merger is being implemented by means of a Take-over Offer, the terms and conditions referred to in (a) above, as amended by replacing the Scheme Conditions with the Acceptance Condition and as may be further amended by Barrick with the consent of the Panel (and, in the event of an Agreed Switch, Randgold), and Condition shall be construed accordingly;

Confidentiality Agreement means the confidentiality agreement dated 28 April 2018 entered into between Randgold and Barrick;

Court means the Royal Court of Jersey;

Court Hearing means the hearing by the Court of the petition to sanction the Scheme and to grant the Court Order, such hearing to take place on the date as is agreed between Barrick and Randgold, subject to the agreement of the Panel where applicable;

Court Meeting means the meeting(s) of the Scheme Shareholders to be convened by order of the Court pursuant to Article 125 of the Jersey Companies Law, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof;

Court Order means the order(s) of the Court sanctioning the Scheme under Article 125 of the Jersey Companies Law;

Effective Date means:

(a)	the date on which the Scheme becomes effective in accordance with its terms; or

(b)

if Barrick elects to implement the Merger by means of a Take-over Offer in accordance with the terms of this Agreement, the date that the Take-over Offer becomes or is declared unconditional in all respects;

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Government Authority means any central bank, ministry, governmental, quasi-governmental, supranational (including COMESA and the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by any of them or any private body (in either case exercising any regulatory, taxing, importing or other authority), any trade agency, association, institution or professional or environmental body in any jurisdiction;

Jersey Companies Law means the Companies (Jersey) Law 1991, as amended from time to time;

Law means any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, interpretation or rule of common law issued, administered or enforced by any Government Authority, or any judicial or administrative interpretation thereof;

Listing Rules means the rules and regulations made by the Financial Conduct Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name;

Longstop Date means 28 February 2019 (or such later date as may be agreed in writing by Barrick and Randgold (with the Panel’s consent and (if such approval is required) as the Court may approve);

Merger means the direct or indirect acquisition of the entire issued and to be issued share capital of Randgold by Barrick to be effected by way of: (i) a Scheme; or (ii) a Take-over Offer (as the case may be);

Merger Document means (i) if the Scheme is (or is to be) implemented, the Scheme Document; or (ii) if the Take-over Offer is (or is to be) implemented, the Offer Document;

Misrepresentation means an untrue statement of material fact or omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

New Barrick Shares means the new Barrick Shares to be issued pursuant to the Merger;

Offer Document means, if (following the date of this Agreement) Barrick elects to implement the Merger by way of the Take-over Offer in accordance with clause 9.1, the document to be sent to (among others) Randgold Shareholders setting out, among other things, the full terms and conditions of the Take-over Offer;

Panel means the UK Panel on Takeovers and Mergers;

Randgold Board means the board of directors of Randgold from time to time;

Randgold Board Adverse Recommendation Change means:

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(a)

if Randgold makes an announcement prior to the publication of the Merger Document(s) that: (i) the Randgold Directors no longer intend to make the Randgold Board Recommendation or intend to modify or qualify such recommendation in any adverse way; (ii) except as contemplated in this Agreement, it will not convene the Court Meeting or the Randgold General Meeting; or (iii) except as contemplated in this Agreement, it intends not to post the Scheme Document or (if different) the document convening the Randgold General Meeting;

(b)

if Randgold makes an announcement that it will delay the convening of, or will adjourn, the Court Meeting, the Randgold General Meeting or the Court Hearing for more than 15 calendar days, in each case without the consent of Barrick, or fails to register the Court Order with the Registrar of Companies by the later of (i) the expected Effective Date as set out in the Scheme Document or any subsequent announcement in relation to the timetable of the Merger published with the agreement of the parties and (ii) 2 Business Days after its grant;

(c)	the Randgold Board Recommendation is not included by Randgold in the Merger Document(s); or

(d)	the Randgold Directors in any way withdraw, adversely modify or adversely qualify the Randgold Board Recommendation;

Randgold Board Recommendation means an unqualified recommendation from the Randgold Board to Randgold Shareholders in respect of the Merger: (i) to vote in favour of the Randgold Resolutions; or (ii) if Barrick elects to implement the Merger by means of a Take-over Offer in accordance with the terms of this Agreement, to accept the Take-over Offer;

Randgold Directors means the directors of Randgold from time to time;

Randgold General Meeting means the general meeting of Randgold to be convened in connection with the Scheme, notice of which will be set out in the Scheme Document, including any adjournment thereof;

Randgold Group means Randgold, its subsidiary undertakings and any undertakings in which it controls, directly or indirectly, 20 per cent. of the voting rights and member of the Randgold Group shall be construed accordingly;

Randgold Home Jurisdictions means Mali, Côte d’Ivoire, the Democratic Republic of the Congo and Senegal;

Randgold Resolutions means such shareholder resolutions of Randgold as are necessary to approve, implement and effect the Scheme and the Merger and changes to Randgold’s articles of association;

Randgold Share Plans means the Randgold CEO Award, the Randgold Resources Limited Restricted Share Scheme, the Randgold Resources Limited Co-Investment Plan, the Randgold Resources Limited Long-Term Incentive Plan, and the Randgold Annual Bonus Plan (to the extent it relates to the deferred bonus shares);

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Randgold Shareholder Meetings means the Court Meeting and the Randgold General Meeting;

Randgold Shareholders means the holders of Randgold Shares from time to time;

Randgold Shares means the ordinary shares of USD 0.05 each in the capital of Randgold;

Registrar of Companies means the Registrar of Companies appointed pursuant to the Jersey Companies Law;

Regulatory Conditions means the conditions set out in paragraph 5 of Part A of Appendix 1 to the Announcement;

Regulatory Information Service means any information service authorised from time to time by the Financial Conduct Authority for the purpose of disseminating regulatory announcements;

Remedies means any conditions, measures, commitments, undertakings, remedies (including disposal and any pre-divesture reorganisations by a party) or assurance (financial or otherwise) offered, imposed or required in connection with the obtaining of any Clearances and that is to come into effect after or conditional on completion of the Merger and Remedy shall be construed accordingly;

Representatives has the meaning given in clause 8.1;

Scheme means the scheme of arrangement proposed to be made under Article 125 of the Jersey Companies Law between Randgold and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Barrick;

Scheme Conditions means the conditions referred to in paragraph 2 of Part A of Appendix 1 to the Announcement;

Scheme Document means the document to be sent to (among others) Randgold Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and the Randgold General Meeting;

Scheme Shareholders means the holders of Scheme Shares;

Scheme Shares has the meaning given in the Announcement;

Shandong means Shandong Gold Group Co., Ltd., a company incorporated under the laws of the People’s Republic of China whose registered office is at Building 3, Shuntai Plaza, No. 2000, Shunhua Road, Jinan 250100, China;

Strategic Investment Agreement means the strategic investment agreement to be entered into between Barrick and Shandong on or around the date of this Agreement, which provides for cross-investments of up to USD 300 million over a 12-month period through the acquisition of shares of Shandong Gold Mining Co., Ltd. and Barrick, respectively, through the facilities of the stock exchanges on which such shares are listed;

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subsidiary means a person of another person if such other person (i) holds a majority of the voting rights in it, or (ii) is a member of it and has the right to appoint or remove a majority of its board of directors, or (iii) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or if it is a subsidiary of a company that is itself a subsidiary of that other company;

subsidiary undertaking is an undertaking of a parent undertaking, if such parent undertaking (i) holds a majority of the voting rights in the undertaking, or (ii) is a member of the undertaking and has the right to appoint or remove a majority of its board of directors, or (iii) has the right to exercise a dominant influence over the undertaking (x) by virtue of provisions contained in the undertaking’s articles, or (y) by virtue of a control contract, or (iv) is a member of the undertaking and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking. For the purposes of this definition, an undertaking shall be treated as a member of another undertaking if (x) any of its subsidiary undertakings is a member of that undertaking, or (y) if any shares in that other undertaking are held by a person acting on behalf of the undertaking or any of its subsidiary undertakings;

Switch has the meaning given in clause 9.1;

Take-over Offer means a take-over offer (within the meaning of Article 116 of the Jersey Companies Law) to be made by or on behalf of Barrick to acquire the entire issued and to be issued share capital of Randgold on the terms and conditions to be set out in the Offer Document;

UK or United Kingdom means the United Kingdom of Great Britain and Northern Ireland;

VAT means value added tax and any similar sales or turnover tax (including without limitation goods and services tax); and

Working Hours means 9:30 am to 5:30 pm in the relevant location on a Business Day.

1.2	In this Agreement, unless the context otherwise requires:

(a)	the expressions acting in concert and concert parties shall be construed in accordance with the Code;

(b)	interest in shares or securities shall be construed in accordance with the Code;

(c)

a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(d)

references to a person include any individual, an individual’s executors or administrators, a partnership, a firm, a body corporate (wherever incorporated), an unincorporated association, Government Authority, a joint

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venture, association, works council or employee representative body (in any case, whether or not having separate legal personality);

(e)	references to a recital, paragraph, clause or Schedule (other than a schedule to a statutory provision) shall refer to those of this Agreement unless stated otherwise;

(f)	headings do not affect the interpretation of this Agreement, the singular shall include the plural and vice versa, and references to one gender include all genders;

(g)	unless otherwise specified, references to time are to London time;

(h)	any reference to a day (including within the phrase Business Day) shall mean a period of 24 hours running from midnight to midnight;

(i)

references to any legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than New York, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(j)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(k)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied or supplemented at any time; and

(l)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	Publication of the Announcement

2.1

The obligations of the parties under this Agreement, other than this clause 2 and clauses 16 to 24 (inclusive) and 26 to 30 (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service (or otherwise in accordance with Rule 30.1 of the Code) at or before 11.59 p.m. on the date of this Agreement or such later time and date as the parties may agree (and, where required by the Code, the Panel may approve). This clause 2 and clauses 16 to 24 (inclusive) and 26 to 30 (inclusive) shall take effect on and from execution of this Agreement.

2.2	The parties shall each use reasonable efforts to ensure that the Announcement is released by no later than 8.00 a.m. (London time) on the Business Day following the entry into this Agreement.

3.	Clearances

3.1	Except where otherwise required by Law, Barrick shall:

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(a)	jointly with Randgold, determine the strategy or decisions for obtaining the Clearances, including:

(i)	the determination, timing and sequencing regarding any discussion, offer or agreement of Remedies, if any are required, with any Government Authorities; and

(ii)	the determination of any Remedies discussed with, offered to or agreed with any Government Authorities,

save that in the event of any disagreement between Barrick and Randgold over strategy or decisions in relation to, or the offer or agreement of Remedies to satisfy, any Regulatory Condition or to complete the COMESA filing, Barrick may solely determine such strategy or decisions and may solely determine such offer or agreement of Remedies, except where such Remedies would have a material adverse effect on the Barrick Group following the consummation of the Merger;

(b)

subject to clause 3.5, promptly contact and correspond with the Government Authorities in relation to Clearances (including submitting and preparing all necessary filings, notifications and submissions); and

(c)	be responsible for the payment of all fees required in connection with obtaining the Clearances to satisfy any Regulatory Condition or to complete the COMESA filing.

3.2	Subject to clause 3.1, Barrick shall:

(a)

take, or cause to be taken, all reasonable action and do, or cause to be done, all things reasonably necessary or advisable to secure the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing, in each case by the Longstop Date or such earlier date as is required by law;

(b)

offer to the relevant Government Authorities (and not withdraw) within a reasonable time period any Remedies necessary or advisable (in the reasonable opinion of Barrick) for the purpose of securing the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing;

(c)

perform or implement without undue delay any such Remedies that are offered to and accepted by the relevant Government Authorities for the purpose of securing the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing;

(d)

use reasonable efforts to avoid (i) any declarations of incompleteness by any Government Authority and (ii) any suspension of review period by a Government Authority, in each case in respect of the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing;

(e)

use reasonable efforts to ensure the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing are obtained promptly by each relevant Government Authority, including, if necessary, entering into a hold separate arrangement with a Government Authority; and

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(f)

use reasonable efforts to procure that no Government Authority in respect of the Clearances required in relation to the Regulatory Conditions or to complete the COMESA filing seeks to issue, or issues any measure that prevents, or purports to prevent, completion of the Merger.

3.3	Subject to clause 3.1, the parties shall:

(a)	provide to each other, in a timely manner, such information and assistance as may be required for:

(i)

the parties to determine in which jurisdictions any merger control, regulatory or other filing, notification, submission or engagement with a Government Authority is necessary or advisable for the purposes of obtaining the Clearances;

(ii)

the parties to make any filings, notifications or submissions to the Government Authorities as are necessary in connection with the obtaining of Clearances, taking into account all applicable waiting periods;

(iii)	the identification, structuring and preparation of any Remedies or proposed Remedies; and

(iv)	responding to any inquiries from other Government Authorities concerning the application or potential application of any Laws to the Merger; and

(b)	ensure that all information necessary:

(i)

for the making of (or responding to any requests for further information consequent upon) any such filings, notifications, submissions or engagements (including draft versions) necessary for the purpose of obtaining the Clearances; and

(ii)	the identification, structuring and preparation of any Remedies,

and that is in the possession of, or reasonably obtainable by the parties (including from third parties through the exercise of contractual rights) is supplied accurately and as promptly as reasonably practicable.

3.4	Randgold shall:

(a)	not offer or agree to any Remedies without the express written approval of Barrick;

(b)	subject to clause 3.5, not discuss the terms or potential terms of any Remedies without the express written approval of Barrick; and

(c)

in relation to any Regulatory Condition, or to complete the COMESA filing, agree to any Remedies (provided that the determination of such Remedies is made in accordance with clause 3.1) which Barrick requests Randgold to be party to; provided, however, that Randgold’s fulfilment of any obligations under such Remedies shall be conditioned on the consummation of the Merger.

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3.5	Except to the extent that to do so is prohibited by Law and subject to clauses 3.1 and 3.7:

(a)

Barrick, Randgold or Barrick and Randgold jointly, as may be required by Law, will engage with and/or submit a filing, notification or submission (as required) to each relevant Government Authority as soon as is reasonably practicable after the signing of this Agreement and in any event within any applicable mandatory time periods where it is necessary, desirable, appropriate or expedient to do so to obtain the Clearances and shall make the initial filings for the Regulatory Conditions as soon as is reasonably practicable and in any event by no later than 15 Business Days from the date of this Agreement;

(b)

Barrick and Randgold shall agree on which of them shall manage communications with any Government Authority and shall agree on the principles of the approach (it being further agreed that Randgold will lead all communications with Government Authorities in the Randgold Home Jurisdictions and Barrick will not contact any Government Authority in those jurisdictions without prior consultation with Randgold);

(c)

each party shall provide in a timely manner such cooperation as is reasonably required by the other in connection with the preparation of all such filings, notifications, submissions or engagements referred to in clause 3.5(a) and in relation to the preparation of any other Communications with or to any Government Authority in connection with the Clearances, taking into account all applicable waiting periods;

(d)

each party shall provide, or procure the provision of, draft copies of all Communications (including, in the case of material non-written Communications, reasonably detailed summaries of the material non-written Communications) intended to be sent or communicated to any Government Authority in relation to any Clearances to the other party and its legal advisers at such time as will allow the receiving party a reasonable opportunity to provide comments on such Communications before they are submitted, sent or made, save that, in the case of Randgold and the Randgold Home Jurisdictions, where the parties have agreed the principles of an approach to a Government Authority and the Communication is consistent with those agreed principles, Randgold shall not be required to share, or procure the sharing of, drafts of any Communications to Barrick prior to such Communications being submitted, sent or made;

(e)

each party shall provide the other party with copies of all Communications in the form finally submitted or sent to any Government Authority in relation to any Clearances (including, in the case of material non-written Communications, reasonably detailed summaries of the material non-written Communications);

(f)	each party shall consider in good faith comments made in a timely manner by the other party on draft copies of Communications provided pursuant to clause 3.5(d);

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(g)

each party shall notify the other party, and provide copies (including, in the case of material non-written Communications, reasonably detailed summaries of the material non-written Communications), in a timely manner, of any Communication from or with any Government Authority in relation to the Merger or any Clearance;

(h)

each party shall keep the other party reasonably informed as to the progress of any filing, notification and submission submitted pursuant to clause 3.5(a) and shall give the other reasonable prior notice of any meetings or calls with any Government Authority or other persons or bodies relating to any Clearance (including at pre-notification stage) and, to the extent reasonably practicable, shall allow representatives or advisers nominated by the other: (i) to attend all meetings or calls with any Government Authority (unless prohibited by the Government Authority or Law) relating to any Clearance; and (ii) to make reasonable oral submissions at such meetings or calls; and

(i)

where reasonably requested by a party, and insofar as permitted by a Government Authority, the other party shall make available appropriate representatives for meetings and calls with any Government Authority in connection with any Clearances.

3.6

Each party undertakes to keep the other party informed promptly of: (a) developments which are material or reasonably likely to be material to the obtaining of a Clearance; and (b) the satisfaction of the Regulatory Conditions.

3.7	Subject to clause 3.1, each party undertakes not to:

(a)

submit a filing, submission or notification to, or, otherwise engage with, any Government Authority in a jurisdiction where a Clearance is neither required nor determined by Barrick and Randgold to be appropriate or advisable for the Merger to be completed; or

(b)

withdraw a filing, submission or notification made to any Government Authority whose Clearance is required or determined by Barrick and Randgold to be appropriate or advisable for the Merger to be completed; or

(c)

other than as required by Law to be paid in respect of any filing, submission or notification to any Government Authority that is required to be made by it pursuant to the terms of this clause 3, make any payment of any amount to any Government Authority in connection with the Merger, in each case, without the prior written consent of the other party.

3.8

If a provision of this Agreement obliges the parties to disclose any information to the other which the disclosing party reasonably considers to be commercially or competitively sensitive, the disclosing party shall disclose the relevant information to the other party pursuant to appropriate clean team arrangements (including on an external counsel only basis) or as the disclosing party and the other party may otherwise agree.

4.	Scheme Document

4.1	Subject to clause 3.8, Barrick agrees:

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(a)

promptly to provide Randgold all such information about itself, its directors and the Barrick Group (other than Acacia) as is required by Randgold (having regard to the Code and other Law) for inclusion in the Scheme Document (including any information required under the Code or other Law), provided that any information relating solely to Barrick, its directors and the Barrick Group in the Scheme Document shall be in form and content approved in writing by Barrick, acting reasonably (provided such form and content is compliant with Law and acceptable to the Panel, the Court and other relevant regulatory authorities);

(b)

promptly to provide Randgold with all such other assistance and access as may reasonably be required in connection with the preparation of the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme, including access to, and ensuring the provision of reasonable assistance by, Barrick’s relevant professional advisers; and

(c)

to procure that the Barrick Directors accept responsibility, in the terms required by the Code, for all the information related to them (and members of their immediate families, related trusts and persons connected with them) and any statements of opinion, belief or expectation of the Barrick Directors in relation to the Merger in the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme.

5.	Court Proceedings

In connection with all Court proceedings relating to obtaining the Court Order and save as otherwise prohibited by Law, Randgold shall provide to Barrick’s legal counsel without delay:

(a)	copies of any notice, evidence, witness statement or other documentation served on Randgold in respect of the application for the Court Order or any appeal therefrom; and

(b)

notice of any written or oral indication from any person (including, without limitation, any Randgold Shareholder) of any person’s intention to appeal, delay or otherwise oppose the granting of, the Court Order.

6.	Implementation of the Merger

6.1

Where the Merger is being implemented by way of the Scheme, if all the Conditions (other than the condition contained in paragraph 2(c) of Part A of Appendix 1 to the Announcement) have been satisfied or waived by no later than 11:59 pm on the Business Day immediately preceding the Court Hearing, Barrick shall instruct counsel to appear on its behalf at the Court Hearing and undertake to the Court to be bound by the terms of the Scheme in so far as it relates to Barrick.

6.2

If Barrick becomes aware of any fact, matter or circumstance that it reasonably considers would entitle Barrick to invoke any of the Conditions and Barrick reasonably believes the Panel would allow such invocation, Barrick shall notify Randgold (providing reasonable details of the events which have occurred, or

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circumstances which have arisen, which they reasonably consider entitles them to invoke the Condition) without delay.

7.	Barrick documents and Barrick Recommendation

7.1	Barrick shall as promptly as practicable, set the record date for Barrick Shareholders entitled to receive notice of and vote at the Barrick Shareholder Meeting.

7.2

Barrick shall coordinate with Randgold to set the date of the Barrick Shareholder Meeting and Barrick shall duly take all lawful action to give notice of, convene and conduct the Barrick Shareholder Meeting in accordance with Barrick’s constitutional documents and Law on the same date for which the Court Meeting and the Randgold General Meeting are held (or such other date as may be agreed by both parties in writing).

7.3

Subject to Randgold’s compliance with clause 7.4, Barrick shall as promptly as reasonably practicable prepare the Barrick Circular together with any other documents required by Law in connection with the Barrick Shareholder Meeting, file the Barrick Circular in all jurisdictions where the same is required to be filed and mail the Barrick Circular to the Barrick Shareholders in accordance with Law.

7.4

Randgold agrees to provide promptly to Barrick, to the standard that is required for Barrick to meet its obligations under Law, all such information about itself, its directors and the Randgold Group as is required for the purpose of inclusion in (or submission with) the Barrick Circular, including any pro forma financial statements and any technical reports prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects in respect of the Kibali mine and the Loulo-Gounkoto mine.

7.5

Barrick shall ensure that the Barrick Circular complies in all material respects with Law and, at the time of mailing of the Barrick Circular, does not contain any Misrepresentation (except that Barrick shall not be responsible for any information relating to Randgold and its subsidiary undertakings which is provided by Randgold pursuant to clause 7.4). Barrick shall include a copy of the Barrick Fairness Opinions in the Barrick Circular.

7.6	Except to the extent that the Barrick Board has made a Barrick Board Adverse Recommendation Change as permitted by clause 8.4:

(a)	the Barrick Board shall recommend to the Barrick Shareholders that they vote in favour of the Barrick Shareholder Resolution and shall include the Barrick Recommendation in the Barrick Circular; and

(b)

Barrick shall use its commercially reasonable efforts to solicit proxies in favour of the Barrick Shareholder Resolution and against any other resolution submitted by any Barrick Shareholder, including using such proxy solicitation services firms as Barrick considers necessary and appropriate.

Except as expressly contemplated by the immediately preceding sentence, the obligations of Barrick pursuant to this clause 7 shall not be affected by the commencement, public proposal, public disclosure or communication to Barrick of

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any Competing Proposal for Barrick or by the making of any Barrick Board Adverse Recommendation Change by the Barrick Board.

7.7

Barrick shall promptly advise Randgold of any written communication it receives from any Barrick Shareholder or person acting on behalf of a Barrick Shareholder in opposition to the Merger or the Barrick Resolution, except for non-substantive communications from any Barrick Shareholder that purports to hold less than one per cent of the outstanding Barrick Shares.

7.8

Barrick shall, after the mailing of the Barrick Circular and before the Barrick Shareholder Meeting, keep Randgold informed promptly on a regular basis or as soon as reasonably practicable following written request from Randgold of the number of proxies received by Barrick (or its agent) from Barrick Shareholders in respect of the Barrick Shareholder Resolution and their stated voting instructions.

7.9

Barrick (and, in respect of information relating to Randgold only, Randgold) shall promptly notify the other if at any time before the Effective Date either of them becomes aware that the Barrick Circular or the Scheme Document contains a Misrepresentation or otherwise requires an amendment or supplement and Barrick and Randgold shall co-operate in the preparation of any amendment or supplement to the Barrick Circular or Scheme Document as reasonably required. Barrick shall, in respect of the Barrick Circular, and Randgold shall, in respect of the Scheme Document, promptly mail, file and/or otherwise publicly disseminate any such amendment or supplement to the Barrick Shareholders (in respect of the Barrick Circular) or to the Randgold Shareholders (in respect of the Scheme Document) in accordance with Law.

7.10	Notwithstanding anything to the contrary contained in this Agreement, if the Barrick Board reasonably believes, after consulting with its outside counsel and Randgold, that:

(a)

it is necessary to postpone or adjourn the Barrick Shareholder Meeting to ensure that any required supplement or amendment to the Barrick Circular is provided to the Barrick Shareholders within a reasonable amount of time in advance of the Barrick Shareholder Meeting; or

(b)

(A) it will not receive proxies sufficient to approve the Barrick Shareholder Resolution, whether or not a quorum is present, or (B) it will not have sufficient Barrick Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Barrick Shareholder Meeting, then Barrick may postpone or adjourn, or make one or more successive postponements or adjournments of, the Barrick Shareholder Meeting, as long as the date of the Barrick Shareholder Meeting is not postponed or adjourned more than an aggregate of 15 calendar days.

7.11

Barrick shall provide draft copies of the Barrick Circular to Randgold at such time as will allow Randgold reasonable opportunity to review and comment on such drafts and Barrick shall give reasonable consideration to any comments provided by Randgold, provided that any information relating solely to Randgold, its directors and the Randgold Group in the Barrick Circular shall be in form and content approved in

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writing by Randgold, acting reasonably (provided such form and content is compliant with Law and acceptable to the relevant regulatory authorities) and provided that the inclusion of information referred to in clause 7.4 shall be subject to Randgold’s compliance with its obligations thereunder.

7.12

If the Barrick Board determines that, by reason of a material change from the information in the Barrick Circular, it is legally necessary for Barrick to have the Barrick Shareholders pass the Barrick Shareholder Resolution a second time, Barrick and Randgold shall again comply with clause 7 and clauses 8.1 and 8.3.

8.	Additional Barrick Covenants

8.1

From the date of this Agreement until the earlier of the Longstop Date or the date of the termination of this Agreement in accordance with clause 15, Barrick shall not, nor shall it authorise any of its respective directors, officers or employees or any of its respective investment bankers, accountants, attorneys or other advisers, agents or representatives to, and shall direct them not to (collectively, Representatives):

(a)

directly or indirectly solicit, assist, initiate, encourage or knowingly facilitate (including by providing information to any person for the purpose of facilitating) any Competing Proposal for Barrick or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal for Barrick; or

(b)

enter into or participate in any discussions or negotiations with, or furnish any information with respect to, or cooperate in any way with any person who is seeking to make or has made a Competing Proposal for Barrick with respect to any Competing Proposal for Barrick or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal for Barrick.

8.2

Notwithstanding the provisions of clause 8.1, at any time prior to obtaining the Barrick Shareholder Resolution, in response to a bona fide written Competing Proposal for Barrick that the Barrick Board determines in good faith (after receiving advice from its outside counsel and its financial adviser(s)) constitutes or would reasonably be expected to result in a Barrick Superior Proposal, and which Competing Proposal for Barrick was made after the date of this Agreement and did not otherwise result from a material breach of the provisions of clause 8.1, if failure to take the following actions would be inconsistent with the fiduciary duties of the Barrick Board under Law, Barrick may (and may authorise its Representatives to), subject to compliance with clause 8.3:

(a)

furnish information with respect to the Barrick Group to the person making such Competing Proposal for Barrick (and its Representatives) (provided that all such information has previously been provided to Randgold or is provided to Randgold prior to or substantially concurrent with the time it is provided to such person) pursuant to a Barrick Acceptable Confidentiality Agreement; and

(b)

engage in discussions regarding the terms of such Competing Proposal for Barrick and the negotiation of such terms with, and only with, the person making such Competing Proposal for Barrick (and such person’s Representatives),

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provided that Barrick shall promptly notify Randgold upon receipt of any Competing Proposal for Barrick and keep Randgold reasonably informed regarding the proposed terms and if Barrick intends to furnish information pursuant to clause 8.2(a) or engage in discussions pursuant to clause 8.2(b).

8.3	Except as set out in clause 8.4, neither the Barrick Board nor any committee thereof shall:

(a)	take any action which constitutes a Barrick Board Adverse Recommendation Change; or

(b)

approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow any member of the Barrick Group (excluding Acacia) (or their Representatives) to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, or other similar or comparable contract (each, an Acquisition Agreement) (other than a Barrick Acceptable Confidentiality Agreement) constituting or relating to, or that is intended to or would reasonably be expected to lead to:

(i)	any Competing Proposal for Barrick;

(ii)

requiring, or reasonably expected to cause, Barrick to abandon, terminate, adversely amend, delay or fail to consummate, or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of, or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement; or

(iii)	requiring, or reasonably expected to cause, Barrick to fail to comply with this Agreement in any material respect.

8.4

Notwithstanding the provisions of clause 8.3, at any time prior to obtaining the Barrick Shareholder Resolution, the Barrick Board may make a Barrick Board Adverse Recommendation Change and enter into an Acquisition Agreement or other agreement with respect to a Barrick Superior Proposal if both:

(a)	Barrick receives a Barrick Superior Proposal; and

(b)	the Barrick Board determines in good faith (after consultation with outside counsel and its financial adviser(s)) that the failure to do so would be inconsistent with its fiduciary duties under Law, provided, however, that Barrick shall not be entitled to exercise its right to make a Barrick Board Adverse Recommendation Change or enter into an Acquisition Agreement or other agreement with respect to a Barrick Superior Proposal (other than a Barrick Acceptable Confidentiality Agreement) until:

(A)

after the fifth Business Day following Randgold’s receipt of written notice (a Barrick Notice of Recommendation Change) from Barrick advising Randgold that the Barrick Board intends to take such action, including the terms and conditions of any Barrick Superior Proposal that is the basis of the proposed action by the Barrick Board (it being understood and agreed that any amendment

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to the financial terms or any other material term of such Barrick Superior Proposal shall constitute a new Competing Proposal for Barrick and shall require a new Barrick Notice of Recommendation Change, except that references to the five Business Day period above shall be deemed to be references to a three Business Day period); and

(B)

Barrick has consulted with Randgold during such period and provided Randgold with a reasonable opportunity at its election to propose changes to the terms and conditions of the Merger or this Agreement and, if Randgold has proposed to amend the terms of the Merger or this Agreement, the Barrick Board shall have determined, in good faith, after consultation with its outside counsel and financial adviser(s), that the Competing Proposal for Barrick continues to be a Barrick Superior Proposal notwithstanding the proposed changes to the terms and conditions of the Merger or this Agreement (if any).

8.5

Nothing contained in this Agreement shall prevent the Barrick Board from (a) complying with Section 2.17 of National Instrument 62-104 – Take-Over Bids and Issuer Bids by responding through a directors’ circular or otherwise as required by Law to a Competing Proposal for Barrick that it determines is not a Barrick Superior Proposal; or (b) calling and/or holding a meeting of Barrick Shareholders requisitioned by Barrick Shareholders in accordance with the OBCA or taking any other action to the extent ordered or otherwise mandated by a Government Authority. Further, nothing in this Agreement shall prevent the Barrick Board from making any disclosure to the Barrick Shareholders if the Barrick Board, acting in good faith and upon the advice of its legal advisers, shall have first determined that the failure to make such disclosure is otherwise required under Law, provided, however, that the Barrick Board shall not be permitted to make a Barrick Board Adverse Recommendation Change, other than as permitted in clause 8.4. Randgold and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognising that whether or not such comments are appropriate will be determined by Barrick, acting reasonably.

8.6

Barrick shall use commercially reasonable efforts to cause the New Barrick Shares to be issued (subject to the approval of the Barrick Shareholder Resolution at the Barrick Shareholder Meeting) as fully paid and non-assessable Barrick Shares. Barrick shall apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the Toronto Stock Exchange and the New York Stock Exchange prior to the Effective Date of the New Barrick Shares, subject only to satisfaction by Barrick of customary listing conditions of the Toronto Stock Exchange and the New York Stock Exchange. Barrick shall ensure that the New Barrick Shares to be issued pursuant to the Merger are not subject to any contractual or other restrictions on transferability or voting created by Barrick.

8.7

For so long as the Merger is being implemented by way of a Scheme, Barrick and Randgold shall use reasonable efforts to cause all New Barrick Shares which are issued to Randgold Shareholders upon the Scheme becoming effective to be issued in reliance on the exemption from the registration requirements provided by section

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3(a)(10) of the United States Securities Act of 1933. If for any reason the exemption is not available (as confirmed by its counsel), Barrick shall use its commercially reasonable efforts to file and cause a registration statement to be declared effective by the United States Securities and Exchange Commission in such time so as to procure that the Effective Date of the Scheme occurs by no later than the Longstop Date.

9.	Switching to a Take-over Offer

9.1

The parties currently intend that the Merger will be implemented by way of the Scheme. However, Barrick shall be entitled, with the consent of the Panel and notwithstanding any provision in the Confidentiality Agreement, to implement the Merger by way of the Take-over Offer rather than the Scheme (such election being a Switch) if:

(a)	Randgold provides its prior written consent (an Agreed Switch);

(b)	a Randgold Board Adverse Recommendation Change occurs;

(c)	a Competing Proposal for Randgold is announced in accordance with Rule 2.7 of the Code which is recommended in whole or in part by the Randgold Directors; or

(d)	Randgold announces its intention to proceed with a Competing Proposal for Randgold.

9.2	In the event of any Agreed Switch, unless otherwise required by the Panel:

(a)

the Acceptance Condition shall be set at 90 per cent. (or such other percentage (being more than 50 per cent.) as the parties may agree in writing or, if the circumstances in clauses 9.1(b) to 9.1(d) arise after an Agreed Switch, as Barrick may decide (subject, in each case, to the Panel’s consent, to the extent necessary)) of the Randgold Shares to which the Take-over Offer relates;

(b)

the Take-over Offer shall be on substantially the same or more favourable terms and conditions as the Scheme (other than with respect to the Acceptance Condition), subject only to appropriate amendments to reflect the switch to a Take-over Offer;

(c)

Barrick shall not take any action which would cause the Take-over Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the earlier of (i) the 60th day after publication of the Offer Document and (ii) the Longstop Date, and Barrick shall ensure that the Take-over Offer remains open for acceptances until such time; and

(d)

Barrick shall keep Randgold informed promptly on written request from Randgold, of the number of Randgold Shareholders (and the aggregate number of Randgold Shares that they hold) that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such Randgold Shareholders.

9.3	In the event of any Switch, the parties agree that, save as otherwise provided in this Agreement:

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(a)	all provisions of this Agreement shall continue to apply; and

(b)	all provisions of this Agreement relating to the Scheme and its implementation shall apply to the Take-over Offer or its implementation mutatis mutandis.

10.	Randgold Employee-Related Matters

The provisions of Schedule 2 shall apply in respect of certain matters relating to the Randgold Share Plans and other employee-related matters.

11.	Directors’ and Officers’ insurance

11.1

If and to the extent such obligations are permitted by Law, for six years after the Effective Date, Barrick shall procure that the members of the Randgold Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance expenses, in each case with respect to matters existing or occurring at or prior to the Effective Date.

11.2

Barrick acknowledges that, prior to the Effective Date, Randgold may purchase customary “tail” directors’ and officers’ liability insurance cover for both current and former directors and officers of the Randgold Group who have held office within 12 months preceding the date of this Agreement, including directors and officers who retire or whose employment is terminated as a result of the Merger, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Randgold Group’s directors’ and officers’ liability insurance as at the date of this Agreement.

12.	Break Payment and other matters

12.1

On the occurrence of a Break Payment Event, Barrick shall pay to Randgold the sum of USD300 million (three hundred million United States dollars) (the Break Payment) if the Announcement is released in accordance with clause 2 and any of the following events occur (each a Break Payment Event):

(a)

this Agreement is terminated pursuant to clause 15.1(f) (Barrick Board Adverse Recommendation Change) or 15.1(g) (Barrick Breach of Certain Provisions), provided, however, that no Break Payment shall be payable pursuant to this clause 12.1(a) in the event that, prior to such termination: (i) any person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement had made, solicited or initiated a Competing Proposal for Barrick or otherwise entered into an agreement, commitment or understanding regarding a Competing Proposal for Barrick (without any regard to the last paragraph of that definition); or (ii) a Randgold Board Adverse Recommendation Change has occurred;

(b)	if:

(i)	a Competing Proposal for Barrick is made to Barrick or is made directly to the shareholders of Barrick generally or otherwise

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becomes publicly known or any person has publicly announced an intention (whether or not conditional) to make a Competing Proposal for Barrick;

(ii)	this Agreement is terminated pursuant to clause 15.1(c) (Failure of Barrick Shareholders to Approve) or clause 15.1(d) (Barrick Adjournment or Delay);

(iii)	prior to such termination, no Randgold Board Adverse Recommendation Change has occurred; and

(iv)	within 12 months of the termination of this Agreement:

(A)	Barrick enters into a definitive agreement for a Competing Proposal for Barrick;

(B)	the Barrick Board (or any committee thereof) adopts, approves, recommends or declares advisable any Competing Proposal for Barrick; or

(C)	a Competing Proposal for Barrick is consummated.

For purposes of this clause 12.1(b), the term “Competing Proposal for Barrick” shall have the meaning assigned to such term in clause 1.1, except that references to “20 per cent. or more” shall be deemed to be references to “50 per cent. or more”.

12.2

All sums payable under this clause 12 shall be paid in the form of an electronic funds transfer for same day value on the date falling five Business Days after the date of the Break Payment Event to such bank account as may be notified by Randgold in writing to Barrick and shall be paid less any deduction or withholding that Barrick determines, acting reasonably, is required by Law and without regard to any lien, right of set-off, counterclaim or otherwise. Any amount withheld or deducted shall be treated as having been paid to Randgold for purposes of this Agreement.

12.3

In the event that the Break Payment is paid in accordance with this clause 12 and this Agreement terminates, then, except with respect to fraud, Randgold’s receipt of the Break Payment (plus any additional amounts in respect of VAT) shall be the sole and exclusive remedy of Randgold against Barrick for any and all losses and damages based upon, arising out of or in any way relating to this Agreement or the negotiation, execution or performance hereof or the transactions contemplated by this Agreement. In no event shall Barrick be required to pay the Break Payment more than once or pay more than the amount of the Break Payment.

12.4

The parties anticipate, and shall use all reasonable endeavours to secure, that the Break Payment is not and will not be treated as consideration for a taxable supply for VAT purposes. If, however, the Break Payment is determined by any tax authority to be consideration in whole or part for a taxable supply for VAT purposes in respect of which Randgold is liable to account for VAT then Randgold shall inform Barrick of that fact (and provide reasonable evidence thereof) and, Barrick shall, acting reasonably and in good faith, determine the proportion of VAT that would be recoverable by Barrick by deduction or refund in respect of any payment it were to make in respect of such VAT and notify Randgold of such proportion. Randgold

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shall, following receipt of such notification, calculate the revised Break Payment amount on a VAT-inclusive basis in accordance with clause 12.5 below and shall issue a valid VAT invoice to Barrick in respect of such amount. Barrick shall pay to Randgold any additional amount stated in the invoice which is in excess of the amount of the Break Payment already paid to Randgold within five Business Days of receipt of the invoice.

12.5

The revised Break Payment shall be calculated on the basis that the aggregate of (i) the total amount of the Break Payment paid to Randgold (including any amount in respect of VAT and any additional amount paid pursuant to clause 12.4 above), less (ii) the VAT that would be recoverable by Barrick by deduction or refund as referred to in clause 12.4 above, shall be equal to the amount that the Break Payment would have been had no VAT been chargeable in respect of the Break Payment. By way of illustration only (to two decimal places), if the Break Payment (ignoring VAT) was 100, VAT is chargeable at 5% and Barrick is entitled to recover 50% of such VAT then the revised Break Payment shall be calculated as 97.56 plus VAT of 4.88, with Barrick recovering VAT of 2.44.

12.6

Should the proportion of recoverable VAT actually obtained by Barrick differ from the amount determined by Barrick in the notification it makes pursuant to clause 12.4, an adjusting payment or payments shall be made between the parties in order to give effect to the principle in clause 12.5, such adjusting payment to be made (and any applicable invoices/credit notes issued) five Business Days after Barrick notifies Randgold (together with such evidence of it as is reasonable in the circumstances to provide).

12.7	In clauses 12.4 to 12.6, references to Barrick and Randgold include, where applicable, references to a member of any group of which such entity is a member for VAT purposes.

13.	Actions on or prior to the Effective Date

The parties agree and acknowledge that with effect from the Effective Date, the board of directors of Barrick shall be initially comprised of 12 members (or such other number that Barrick and Randgold may agree), of which one third shall be initially appointed by Randgold and two thirds shall be initially appointed by Barrick.

14.	Conduct of business

14.1

Until the Effective Date, except (x) with Randgold’s prior written consent (not to be unreasonably withheld, conditioned or delayed), (y) as required by Law or (z) to the extent the relevant matter is expressly permitted by or in this Agreement or the Announcement, Barrick shall not and shall procure that no member of the Barrick Group (excluding Acacia, provided the actions are not at the direction of Barrick) shall agree, resolve, commit or announce any agreement or intention to:

(a)	other than granting options or awards in respect of shares in the ordinary course in accordance with past practice, and pursuant to the terms of the Barrick Share Plans:

(i)	allot or issue any Barrick Shares or any securities convertible into Barrick Shares; or

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Barrick Gold Corporation | Special Meeting Circular | J-27

(ii)	grant any option over or right to subscribe for any such shares or any such securities referred in clause 14.1(a)(i); or

(b)	other than:

(i)	as required pursuant to the terms of awards granted under the Barrick Share Plans; or

(ii)	in the ordinary course in accordance with past practice and in a manner compliant with the Barrick Share Plans,

vest or accelerate or waive any conditions relating to any awards under the Barrick Share Plans;

(c)	consolidate, sub-divide or reclassify any of the Barrick Shares;

(d)	except in connection with amendments necessary to effect the continuance of Barrick from the OBCA to the BCBCA, amend Barrick’s constitutional documents;

(e)	authorise, declare or pay any distribution or reduction or return of capital on or with respect to the Barrick Shares (whether in cash, assets, shares or other securities);

(f)	directly or indirectly repurchase, redeem or otherwise acquire any of the Barrick Shares or any rights or options to acquire or subscribe for any such Barrick Shares;

(g)	take any action or fail to do any anything which could reasonably be expected to prejudice the listing of the Barrick Shares on the Toronto Stock Exchange and the New York Stock Exchange;

(h)	make any acquisitions or disposals of any assets of a material amount (“material” for this purpose having the meaning set out in Note 2 to Rule 21.1 of the Code, as if it applied to Barrick); or

(i)	other than the Strategic Investment Agreement, enter into contracts otherwise than in the ordinary course of business.

14.2	The obligations in clause 14.1 shall cease to have effect on a Randgold Board Adverse Recommendation Change.

15.	Termination

15.1	Subject to clauses 15.2 to 15.4 (inclusive), this Agreement shall terminate and all obligations of the parties under this Agreement shall cease, as follows:

(a)	if agreed in writing between the parties before the Effective Date;

(b)	if the Announcement is not released by 11.59 p.m. on the date of this Agreement (unless, prior to that time, the parties have agreed another time in accordance with clause 2);

(c)	if the Barrick Shareholder Resolution necessary to satisfy the relevant Condition shall not have been obtained at the Barrick Shareholder Meeting or

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at any adjournment or postponement thereof in accordance with this Agreement;

(d)

upon service of written notice by Randgold to Barrick prior to the approval of the Barrick Shareholder Resolution (or, if clause 7.12 applies, prior to the approval of any further Barrick Shareholder Resolution which may be required) and subject to compliance by Randgold with its obligations under clause 7, if Barrick adjourns or postpones the Barrick Shareholder Meeting by more than 15 calendar days or fails to publish the Barrick Circular as required pursuant to Barrick’s obligations under clause 7 (if such breach of clause 7 is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or is otherwise not curable) or the Barrick Circular does not contain the Barrick Recommendation;

(e)

upon service of written notice by Barrick to Randgold prior to the approval of the Randgold Resolutions, if a Randgold Board Adverse Recommendation Change occurs prior to the Randgold Shareholder Meetings;

(f)

upon service of written notice by Randgold to Barrick prior to the approval of the Barrick Shareholder Resolution (or, if clause 7.12 applies, prior to the approval of any further Barrick Shareholder Resolution which may be required) if a Barrick Board Adverse Recommendation Change occurs prior to the Barrick Shareholder Meeting;

(g)

upon service of written notice by Randgold to Barrick if Barrick breaches its obligations under clauses 8.1 to 8.4 (inclusive) in any material respects, which breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or is otherwise not curable;

(h)	upon service of written notice by Barrick to Randgold prior to the Longstop Date stating that either:

(i)

any Condition which has not been waived is (or has become) incapable of satisfaction by the Longstop Date and, notwithstanding that Barrick has the right to waive such Condition, Barrick will not do so; or

(ii)	any Condition which is incapable of waiver is incapable of satisfaction by the Longstop Date,

in each case in circumstances where the invocation of the relevant Condition (or confirmation that the Condition is incapable of satisfaction, as appropriate) has been permitted by the Panel;

(i)	upon service of written notice by Barrick to Randgold prior to the Longstop Date, if:

(i)	a Competing Proposal for Randgold is recommended by the Randgold Board; or

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(ii)	a Competing Proposal for Randgold completes, becomes effective or is declared or becomes unconditional in all respects;

(j)	if the Merger is, with the permission of the Panel, withdrawn or lapses in accordance with its terms prior to the Longstop Date (other than where:

(i)	such lapse or withdrawal is as a result of the exercise of Barrick’s right to effect an Agreed Switch; or

(ii)

such lapse or withdrawal is not followed within five Business Days by an announcement under Rule 2.7 of the Code made by Barrick or a person acting in concert with Barrick to implement the Merger by a different offer or scheme on substantially the same or improved terms);

(k)

except in the case of a Switch, if the Randgold Resolutions necessary to satisfy the Scheme Condition shall not have been obtained at the Randgold Shareholder Meeting or at any adjournment or postponement thereof in accordance with this Agreement;

(l)	unless otherwise agreed by the parties in writing, if the Effective Date has not occurred on or before the Longstop Date; or

(m)	on the Effective Date.

15.2

If this Agreement is terminated pursuant to clause 15.1, Barrick will remain obliged to pay the Break Payment (subject to the provisions of clause 12) to the extent that the Break Payment (including any additional amounts in respect of VAT):

(a)	had become due and payable at or prior to such termination (subject to the provisions of the Agreement then in force); or

(b)	if the Break Payment becomes due and payable under clause 12.1(b) (or would have become due and payable but for the termination of this Agreement) within 12 months of such termination.

15.3	The following provisions shall survive termination of this Agreement:

(a)	clauses 10, 11 and Schedule 2 (but only in circumstances where this Agreement is terminated on or after the Effective Date); and

(b)

this clause 15, clauses 17 to 24 (inclusive), clauses 26 to 30 (inclusive), and all related provisions of clause 1 (Definitions and Interpretation). In addition if this Agreement terminates pursuant to clauses 15.1(e) or 15.1(i)(i), clauses 3.3, 3.5, 3.7, 5 and 7.4 shall also survive such termination.

15.4

If this Agreement is terminated by the service of a written notice by Barrick to Randgold pursuant to clause 15.1(e) or 15.1(i), Randgold shall be obliged to provide to Barrick any outstanding information (and which, but for the termination of this Agreement, Randgold would have been obliged to provide) that is in the possession of, or reasonably obtainable by Randgold (including from third parties through the exercise of contractual rights), that has been requested by Barrick from Randgold (prior to the date of termination of this Agreement) to enable Barrick to submit any filings, notifications or submissions to a Government Authority for the purposes of

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obtaining Clearances or for the preparation and submission of the Barrick Circular. All such information shall be supplied accurately and as promptly as reasonably practicable and, notwithstanding anything contrary in the Confidentiality Agreement, Barrick shall be entitled to use such information for the purposes of obtaining Clearances or for inclusion in the Barrick Circular. Clause 3.8 shall apply to this clause 15.4.

16.	Takeover Code

16.1

Nothing in this Agreement shall in any way limit the parties’ obligations under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms of this Agreement.

16.2	Nothing in this Agreement shall oblige Randgold or the Randgold Directors to recommend a Take-over Offer or a Scheme proposed by Barrick or any member of the Barrick Group.

16.3

Without prejudice to the representations and warranties given by the parties pursuant to clause 17.1, nothing in this Agreement shall be taken to restrict the directors of any member of the Barrick Group or the Randgold Group from complying with Law, orders of court or regulations, including the Code, the Listing Rules and the rules and regulations of the Panel and the UK Listing Authority.

16.4

The parties agree that, if the Panel determines that any provision of this Agreement that requires Randgold to take or not to take action, whether by direct obligation or a condition to any other person’s obligation (howsoever expressed), is not permitted by Rule 21.2 of the Code, such provision shall have no effect and shall be disregarded.

16.5

The parties agree that the Confidentiality Agreement continues to apply in full save that it shall be deemed to be amended by the parties to the extent necessary to permit Randgold to make any public announcement referred to in Rule 2.3(d) of the Code.

17.	Representations and warranties

17.1	Each party represents and warrants to the other party on the date of this Agreement that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement constitutes its binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument which is material in the context of the Merger to which it is a party or by which it is bound; or

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(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

17.2

No party shall have any claim against any other party pursuant to clause 17.1 for misrepresentation or breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

18.	Costs

Except as otherwise provided in this Agreement, each party shall pay its own costs incurred in connection with negotiating, preparing and completing this Agreement or otherwise in connection with the Merger.

19.	Entire agreement

19.1

Without prejudice to the terms of the Announcement or the Merger Document, this Agreement and the Confidentiality Agreement together set out the entire agreement between the parties relating to the Merger and supersede any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to the Merger.

19.2

Each party acknowledges that in entering into and performing its obligations under this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement.

19.3

Except in the case of fraud or fraudulent misrepresentation, no party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement.

19.4

For the purposes of this clause, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement or the Confidentiality Agreement made or given by any person at any time prior to the entry into of this Agreement.

19.5	Each party agrees to the terms of this clause 19 on its own behalf.

20.	Assignment

Unless the parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

21.	Notices

21.1

Any notice to be given by one party to the other party in connection with this Agreement shall be in writing in English and signed by or on behalf of the party giving it. It shall be delivered by hand, e-mail, registered post or courier.

21.2

A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by e-mail. Where delivery occurs outside Working

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Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

21.3	The addresses and e-mail addresses of the parties for the purpose of clause 21.1 are:

Barrick

Address:	TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1, Canada

E-mail:	k.thomson@Barrick.com; notices@Barrick.com

For the attention of:	Kevin Thomson

With a copy (which shall not constitute notice) to:

Address:	Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London, EC4Y 1HS

E-mail:	piers.prichardjones@freshfields.com

For the attention of:	Piers Prichard Jones

With a copy (which shall not constitute notice) to:

Address:	Davies Ward Phillips and Vineberg LLP, 155 Wellington Street West, Toronto, ON, M5V 3J7

E-mail:	mshishler@dwpv.com

For the attention of:	Melanie Shishler

With a copy (which shall not constitute notice) to:

Address:	Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019-7475

E-mail:	rhall@cravath.com

For the attention of:	Richard Hall

Randgold

Address:	3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ

E-mail:	martin.welsh@randgold.com

For the attention of:	Martin Welsh

With a copy (which shall not constitute notice) to:

Address:	Norton Rose Fulbright LLP, 3 More London Riverside, London SE1 2AQ

E-mail:	jon.perry@nortonrosefulbright.com

For the attention of:	Jon Perry

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With a copy (which shall not constitute notice) to:

Address:	Norton Rose Fulbright US, LLP, 1301 Avenue of the Americas, New York, NY 10019

E-mail:	steven.suzzan@nortonrosefulbright.com

For the attention of:	Steven Suzzan

With a copy (which shall not constitute notice) to:

Address:	Stikeman Elliott, 5300 Commerce Court West, 199 Bay Street, Toronto, ON, M5L 1B9

E-mail:	jkellerman@stikeman.com

For the attention of:	Jay Kellerman

Each party shall notify the other party in writing of any change to its details in clause 21.3 from time to time.

22.	Language

Each language of communication under or in connection with this Agreement shall be in English.

23.	Waivers, rights and remedies

23.1	The rights and remedies provided for in this Agreement are cumulative and not exclusive of any other rights or remedies, whether provided by Law or otherwise.

23.2

No failure to exercise, or delay in exercising, any right under this Agreement or provided by Law shall affect that right or operate as a waiver of the right. The single or partial exercise of any right under this Agreement or provided by Law shall not preclude any further exercise of it.

23.3

Without prejudice to any other rights or remedies that the other party may have, each party acknowledges and agrees that damages may not be an adequate remedy for any breach by it of this Agreement and that accordingly the other party may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by any party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this Agreement.

24.	No partnership

No provision of this Agreement creates a partnership between the parties or makes a party the agent of the other party for any purpose. A party has no authority or power to bind, to contract in the name of, or to create a liability for the other party in any way or for any purpose.

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25.	Further assurances

Each party at its own cost shall (and shall procure that members of its respective group shall and shall use reasonable efforts to procure that any necessary third party shall) execute such documents, provide such consents and do such acts and things as the requesting party may reasonably require for the purpose of giving the full benefit of this Agreement to the requesting party.

26.	Counterparts

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

27.	Variations

27.1	No variation of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.

27.2	If this Agreement is varied:

(a)	the variation shall not constitute a general waiver of any provisions of this Agreement;

(b)	the variation shall not affect any rights, obligations or liabilities under this Agreement that have already accrued up to the date of variation; and

(c)	the rights and obligations of the parties under this Agreement shall remain in force, except as, and only to the extent that, they are varied.

28.	Invalidity

28.1	Each of the provisions of this Agreement is severable.

28.2	If and to the extent that any provision of this Agreement:

(a)	is held to be, or becomes, invalid or unenforceable under the Law of any jurisdiction; but

(b)	would be valid, binding and enforceable if some part of the provision were deleted or amended,

then the provision shall apply with the minimum modifications necessary to make it valid, binding and enforceable and neither the validity or enforceability of the remaining provisions of this Agreement, nor the validity or enforceability of that provision under the Law of any other jurisdiction, shall in any way be affected or impaired as a result of this clause 28.2.

29.	Third party enforcement rights

29.1

Each of the persons to whom clauses 11.1 and/or 11.2 applies or otherwise benefits may enforce the terms of clauses 11.1 and/or 11.2 (as applicable). This right is subject to: (i) the rights of the parties to rescind or vary this Agreement without the consent

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of any other person (except that any rescission of this Agreement or any variation or amendment of clauses 11.1 or 11.2 shall require the consent of the persons affected by the rescission, variation or amendment); and (ii) the other terms and conditions of this Agreement.

29.2	Except as set out in clause 29.1, a person who is not a party to this Agreement shall have no right to enforce any of its terms.

30.	Governing law and jurisdiction

30.1

This Agreement, and any claims arising out of this Agreement or the transactions contemplated hereby, shall be interpreted, governed and construed by and in accordance with the law of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York.

30.2

Each of the Parties irrevocably agrees that this Agreement, any action, dispute, controversy, claim, counterclaim, audit, suit, arbitration, litigation or proceeding (each an Action) with respect to this Agreement or the transactions contemplated hereby and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any party or its successors or assigns shall be brought and determined exclusively in any New York state court of competent jurisdiction located in New York County, Borough of Manhattan or the United States District Court for the Southern District of New York in the Borough of Manhattan, and any appellate court therefrom.

30.3

Each of the parties agrees that delivery of process or other papers in connection with any such action or proceeding to the parties in accordance with the notice provisions of clause 21 will be valid and sufficient service thereof. Each of the parties hereby (a) irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts, (b) agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the aforesaid courts, (d) agrees that it will not bring any Action arising out of this Agreement or any transaction contemplated hereby in any court other than the aforesaid courts and (e) agrees that each of the other parties will have the right to bring any Action for enforcement of a judgment entered by the aforesaid courts.

30.4

Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this clause 30; (ii) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or any transaction contemplated hereby in such courts or that any such Action brought in any such court

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has been brought in an inconvenient forum, (iii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) to the fullest extent permitted by Law, any claim that: (x) the Action in such court is brought in an inconvenient forum or (y) the venue of such suit, action or proceeding is improper. Each Party hereto agrees that a final judgment in any action, suit or proceeding by any above-named court will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

30.5

Each party hereto irrevocably and unconditionally waives, to the fullest extent permitted by Law, any right it may have to a trial by jury in respect of any Action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce either of such waivers, (ii) it understands and has considered the implications of such waivers, (iii) it makes such waivers voluntarily and (iv) it has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this clause 30.5.

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Barrick Gold Corporation | Special Meeting Circular | J-37

Schedule 1

Form of Announcement

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THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

24 September 2018

RECOMMENDED ALL-SHARE MERGER

of

BARRICK GOLD CORPORATION

and

RANDGOLD RESOURCES LIMITED

Summary

The Boards of Barrick Gold Corporation (“Barrick”) and Randgold Resources Limited (“Randgold”) are pleased to announce that they have reached agreement on the terms of a recommended share-for-share merger of Barrick and Randgold (the “Merger”) to create an industry-leading gold company. It is intended that the Merger will be implemented by means of a court-sanctioned scheme of arrangement of Randgold and the Randgold Shareholders under Article 125 of the Companies (Jersey) Law 1991, with the entire issued and to be issued share capital of Randgold being acquired by Barrick.

Under the terms of the Merger, each Randgold Shareholder will receive:

6.1280 New Barrick Shares for each Randgold Share

This exchange ratio (the “Exchange Ratio”) has been agreed based on the volume-weighted average prices of Barrick Shares traded on NYSE, and Randgold ADSs traded on NASDAQ, respectively, over the 20 trading days ended on 21 September 2018 (being the last business day before this announcement).

Following completion of the Merger, Barrick Shareholders will own approximately 66.6 per cent. and Randgold Shareholders will own approximately 33.4 per cent. of the New Barrick Group on a fully-diluted basis.

Under the terms of the Merger, Barrick and Randgold have agreed that:

•

Randgold Shareholders will be entitled to receive a Randgold dividend for the 2018 financial year of USD 2.00 per Randgold Share, subject to approval of the Board of Randgold (the “Randgold Permitted Dividend”). The Randgold Permitted Dividend is expected to be declared on or before the Effective Date, payable to Randgold Shareholders on or around the Effective Date by reference to the Scheme Record Time; and

•

subject to the discretion of the Barrick Board with respect to the declaration of dividends, Barrick Shareholders will receive a total 2018 annualized dividend of up to USD 0.14 per Barrick Share. A Barrick quarterly dividend of: (i) up to USD 0.03 per Barrick Share will be paid for the three month period ending 30 September 2018; and (ii) up to USD 0.05 per Barrick Share (with a record date prior to the Effective Date) will be paid for the three month period ending 31 December 2018,

Barrick Gold Corporation | Special Meeting Circular | J-39

in each case if, as and when declared by the Board of Barrick (together, the “Barrick Permitted Dividends”).

Following completion of the Merger, Randgold Shareholders will be entitled to receive and retain any Barrick dividends with a record date after the Effective Date. The New Barrick Group intends to grow its dividend from the Barrick level for the financial year ended 31 December 2018 over time, underpinned by stronger cash flow generation, additional overhead cost savings, asset sale proceeds and lower interest costs.

Further details of the arrangements in respect of dividends are set out in section 3 (Dividends) below.

Strategic Rationale for the Merger

The Boards of Barrick and Randgold believe that the Merger will create an industry-leading gold company with the greatest concentration of Tier One Gold Assets in the industry, the lowest total cash cost position among Senior Gold Peers,1 and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

Based on Barrick and Randgold’s Closing Prices as of 21 September 2018 (being the last business day prior to the date of this announcement), the New Barrick Group will have an aggregate market capitalization of USD 18.3 billion. In addition, based on the 2017 financial results for both companies, the New Barrick Group would have generated aggregate revenue of approximately USD 9.7 billion and aggregate Adjusted EBITDA2 of approximately USD 4.7 billion.

The New Barrick Group will, on completion of the Merger, have the following advantages:

•	Ownership of five of the world’s top ten Tier One Gold Assets by total cash cost,[1] with two potential Tier One Gold Assets under development or expansion:

○	Tier One Gold Assets: Cortez, Goldstrike, Kibali (45%), Loulo-Gounkoto (80%) and Pueblo Viejo (60%);

○	Potential to become Tier One Gold Assets: Goldrush/Fourmile and Turquoise Ridge (75%).

•

The highest Adjusted EBITDA[3] and highest Adjusted EBITDA margin[3] and the lowest total cash cost position among Senior Gold Peers[1] on a combined basis based on the 2017 financial results of both companies.

•	A proven management team of owners with the ability to operate successfully in complex jurisdictions.

•	Strong cash flow generation to support robust investment and ability to return cash to shareholders.

•	Established partnerships with leading Chinese mining companies.

•	Superior scale and the largest gold reserves amongst Senior Gold Peers.

•	Strong balance sheet with expected investment grade ratings.

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•	Ownership of a strategic Copper Business that produced 413 million pounds of copper in 2017.

•	Significant re-rating potential.

Following completion of the Merger, the management team will be tasked with implementing a business plan that will focus on the following:

Asset Quality

•	Grow and invest in a portfolio of Tier One Gold Assets and Strategic Assets with an emphasis on organic growth.

•	Sell Non-Core Assets over time in a disciplined manner.

•	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

•	Maximize the long-term value of a strategic Copper Business.

Operational Excellence

•	Fully implement a decentralized management ethos with a strong ownership culture.

•	Streamline management and operations, and eliminate non-essential costs.

•	Leverage innovation and technology to accelerate operational improvement.

•	Build trust-based partnerships with host governments and local communities to drive shared long-term value.

•	Strive for zero harm workplaces.

Sustainable Profitability

•	Disciplined approach to growth, emphasizing a partnership strategy.

•	Increased returns to shareholders driven by focus on return on capital, IRR and free cash flow per share growth.

Governance, trading and branding of the New Barrick Group

The Merger is expected to close by Q1 2019. Following completion of the Merger:

•	John L. Thornton, Executive Chairman of Barrick, will become Executive Chairman of the New Barrick Group.

•	Mark Bristow, Chief Executive Officer of Randgold, will become President and Chief Executive Officer of the New Barrick Group.

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•	Graham Shuttleworth, Finance Director and Chief Financial Officer of Randgold, will become Senior Executive Vice President and Chief Financial Officer of the New Barrick Group.

•	Kevin Thomson, Senior Executive Vice President, Strategic Matters of Barrick, will become Senior Executive Vice President, Strategic Matters of the New Barrick Group.

•	Two-thirds of the directors of the Board of the New Barrick Group will be initially appointed by Barrick and one-third will be initially appointed by Randgold.

•

Shares in the New Barrick Group issued to Randgold Shareholders will be admitted to trade on the New York Stock Exchange and the Toronto Stock Exchange, subject to the approval or acceptance of each exchange. The listing of Randgold Shares on the Official List, the trading in Randgold Shares on the main market of the London Stock Exchange and the trading in Randgold ADSs on NASDAQ will be cancelled.

•	The New Barrick Group will operate under the branding of the Barrick Group.

Randgold Recommendation and Irrevocable Undertakings

The Board of Randgold, which has been so advised by CIBC and Barclays as to the financial terms of the Merger, considers the terms of the Merger to be fair and reasonable. In providing its advice, each of CIBC and Barclays has taken into account the commercial assessments of the directors of Randgold. Accordingly, the Board of Randgold intends to recommend to Randgold Shareholders to vote in favour of the Scheme at the Jersey Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting as those directors of Randgold who hold Randgold Shares have irrevocably undertaken to do in respect of their own Randgold Shares (representing approximately 1.06 per cent. of the issued ordinary share capital of Randgold).

Barrick Recommendation, Voting and Support Agreements and Break Payment

The issuance of New Barrick Shares under the Merger requires the Barrick Shareholder Resolution to be approved by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting.

The Board of Barrick, which has been advised by M. Klein and Co. and Morgan Stanley as to the financial terms of the Merger, considers the Exchange Ratio to be fair and reasonable. The Board of Barrick intends to recommend to Barrick Shareholders to vote in favour of the Barrick Shareholder Resolution at the Barrick Special Meeting. The directors of Barrick have agreed to vote their own Barrick Shares (representing approximately 0.238 per cent. of the Barrick Shares currently in issue) in favour of the Barrick Shareholder Resolution and the Continuance. In providing its advice, each of M. Klein and Co. and Morgan Stanley has taken into account the commercial assessments of the directors of Barrick.

Barrick has agreed to pay to Randgold a break fee payment in the amount of USD 300 million in certain circumstances, as agreed in the Cooperation Agreement and described further in paragraph 14 below.

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General

It is intended that the Merger will be implemented by means of a court-sanctioned scheme of arrangement of Randgold and the Randgold Shareholders under Article 125 of the Companies (Jersey) Law 1991. However, Barrick reserves the right, with the consent of the Panel and subject to the terms of the Cooperation Agreement, to implement the Merger by way of a takeover offer (as defined in Article 116 of the Companies (Jersey) Law 1991), in accordance with the terms of the Cooperation Agreement.

The Merger will be conditional on, among other things: (i) the requisite approvals of the Randgold Shareholders for the Scheme and the Merger; (ii) the requisite approval of the Barrick Shareholders for the Barrick Shareholder Resolution at the Barrick Special Meeting; (iii) relevant regulatory clearances being received and other conditions satisfied; and (iv) the Jersey Court sanctioning the Scheme and the Merger becoming effective, no later than the Longstop Date.

It is expected that the Scheme Document, containing further information about the Merger and notices of the Jersey Court Meeting and Extraordinary General Meeting, together with the Forms of Proxy, will be mailed to Randgold Shareholders and (for information only) participants in the Randgold Share Plans as soon as practicable.

It is expected that the Barrick Information Circular, containing further information about the Merger and notice of the Barrick Special Meeting, will be mailed to Barrick Shareholders at or around the same time as the Scheme Document. It is also expected that the Barrick Special Meeting will be held on the same day as the Randgold Meetings, which will be on or around 5 November 2018. The Scheme is expected to be effective by Q1 2019, subject to the satisfaction or waiver of all relevant conditions.

Comments

Commenting on today’s announcement, John L. Thornton, Executive Chairman of Barrick, said:

“The combination of Barrick and Randgold will create a new champion for value creation in the gold mining industry, bringing together the world’s largest collection of Tier One Gold Assets, with a proven management team that has consistently delivered among the best shareholder returns in the gold sector over the past decade. Our overriding measure of success will be the returns we generate and not the number of ounces we produce, balancing boldness and prudence to deliver consistent and growing returns to our fellow owners, a truly simple but radical and achievable concept. There are no premiums in the merger because we strongly believe in the opportunity to add significant value for our shareholders from the disciplined management of our combined asset base and a focus on truly profitable growth.”

Commenting on today’s announcement, Mark Bristow, Chief Executive Officer of Randgold, said:

“Our industry has been criticised for its short-term focus, undisciplined growth and poor returns on invested capital. The merged company will be very different. Its goal will be to deliver sector leading returns, and in order to achieve this, we will need to take a very critical view of our asset base and how we run our business, and be prepared to make tough decisions. By employing a strategy similar to the one that proved very successful at

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Randgold, but on a larger scale, the New Barrick Group will leverage some of the world’s best mines and talent to create real value for all stakeholders.”

This summary should be read in conjunction with, and is subject to, the full text of the following announcement (including its Appendices). The Merger will be subject to the Conditions and certain further terms set out in Appendix 1 and to the full terms and conditions to be set out in the Scheme Document. Appendix 2 contains the sources and bases of certain information contained in this summary and the following announcement. Appendix 3 contains details of the irrevocable undertakings received by Barrick and voting and support agreements entered into by the directors of Barrick with Randgold. Appendix 4 contains the definitions of certain terms used in this summary and the following announcement. Appendix 5 contains a reconciliation of certain non-GAAP financial performance measures used in this announcement to the most directly comparable measure under IFRS.

Joint Analyst and Investor Webcast and Conference Call

Two analyst and investor conference calls to discuss the Merger will be held on Monday 24 September 2018. The first will start at 1.00 a.m. (Mountain Daylight Time) / 3.00 a.m. (Eastern Standard Time) / 8.00 a.m. (British Summer Time). The second will start at 10.00 a.m. (Mountain Daylight Time) / 12.00 p.m. (Eastern Standard Time) / 5.00 p.m. (British Summer Time).

To participate in the conference calls, use the following dial-in numbers and conference IDs, or join the webcasts using the links below:

1.00 a.m. MDT / 3.00 a.m. EST / 8.00 a.m. BST

U.S. and Canada: +1 (888) 240 9284

International: +1 (323) 794 2084

Conference ID: 454952

Webcast URL: https://webcast.merchantcantoscdn.com/webcaster/dyn/4000/7464/16531/107449/Lobby/default.htm

10.00 a.m. MDT / 12.00 p.m. EST / 5.00 p.m. BST

U.S. and Canada: +1 (800) 230 1085

International: +1 (612) 332 0107

Conference ID: 454839

Webcast URL: https://streams.merchantcantos.com/BarrickRandgold

Enquiries

Barrick
Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com	Carole Cable Partner Brunswick Group LLP Tel +44 (0)20 7404 5959 Direct +44 (0)20 7396 7458 Mob +44 (0)7974 982 458 ccable@brunswickgroup.com

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M. Klein and Co. (financial adviser to Barrick)

David Friedman	+1-212-380-7500

Peter Seibold

Cyrus Hiramanek

Morgan Stanley (financial adviser to Barrick)

Colm Donlon	+44 207 425 8000

Richard Tory	+1 416 943 8400

Jan Lennertz	+1 212 761 4000

Randgold

Chief Executive Officer Mark Bristow	Financial Director and Chief Financial Officer Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

CIBC (financial adviser to Randgold)

Neil Johnson	+44 20 7234 6000

Oliver Ward

Barclays (financial adviser and corporate broker to Randgold)

Paul Knight	+1 (416) 863 8900

Nishant Amin	+44 (0) 20 7623 2323

Davies Ward Phillips & Vineberg LLP, Freshfields Bruckhaus Deringer LLP, Cravath, Swaine & Moore LLP and Carey Olsen are retained as legal advisers for Barrick.

Norton Rose Fulbright LLP, Norton Rose Fulbright US LLP, Stikeman Elliott LLP and Ogier are retained as legal advisers for Randgold.

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. Subject to the right of Barrick to implement the Merger by way of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the Merger will be implemented solely by means of the Scheme Document, which will contain the full terms and conditions of the Merger including details of how to vote in respect of the Merger. Barrick will prepare the Barrick Information Circular to be distributed to Barrick Shareholders, containing details of the Merger, notice of the Barrick Special Meeting and

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information on the New Barrick Shares. Barrick and Randgold urge Randgold Shareholders to read the Scheme Document carefully when it becomes available, because it will contain important information in relation to the Merger and the New Barrick Shares. Barrick also urges Barrick Shareholders to read the Barrick Information Circular carefully when it becomes available because it will contain important information in relation to the Merger and the New Barrick Shares.

Any vote in respect of resolutions to be proposed at the Randgold Meetings to approve the Merger, the Scheme or related matters, or other responses in relation to the Merger, should be made only on the basis of the information contained in the Scheme Document. Similarly, any vote in respect of resolutions to be proposed at the Barrick Special Meeting to approve the issuance of New Barrick Shares under the Merger should be made only on the basis of the information contained in the Barrick Information Circular.

Please be aware that addresses, electronic addresses and certain other information provided by Randgold Shareholders, persons with information rights and other relevant persons for the receipt of communications from Randgold may be provided to Barrick during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

M. Klein and Co., which is authorized by the U.S. Securities & Exchange Commission and regulated in the United States by the Financial Industry Regulatory Authority (“FINRA”) and the U.S. Securities & Exchange Commission, is acting exclusively for Barrick and no one else in connection with the Merger and will not be responsible to anyone other than Barrick for providing the protections afforded to clients of M. Klein and Co. or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither M. Klein and Co. nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of M. Klein and Co. in connection with any matter referred to in this announcement or otherwise.

Morgan Stanley, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively as financial adviser to Barrick and no one else in connection with the Merger, this announcement and the matters described herein, and shall not be responsible to anyone other than Barrick for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection with the Merger, this announcement or any matter referred to herein. Neither Morgan Stanley nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Morgan Stanley in connection with the Merger, this announcement or any matter referred to herein.

CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to herein. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of

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CIBC in connection with this announcement, any statement contained herein, the Merger or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

Technical information

The technical and scientific information contained in this announcement in respect of Randgold has been reviewed and approved for release by Simon Bottoms, Group Mineral Resource Manager for Randgold and Rodney Quick Group General Manager Evaluations for Randgold who are Randgold’s Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The technical and scientific information contained in this announcement in respect of Barrick has been reviewed and approved for release by Rick Sims, Registered Member SME, Vice President, Resources and Reserves of Barrick, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular the ability of persons who are not citizens of and resident in Canada, the United States, the United Kingdom or Jersey, to vote their Randgold Shares with respect to the Scheme at the Jersey Court Meeting, or to appoint another person as proxy to vote at the Jersey Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any

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Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Merger. If the Merger is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders will be contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been mailed.

Additional information for US investors

The Merger is being made to acquire the securities of a Jersey company by means of a scheme of arrangement provided for under Jersey law. Any securities issued as a result of this Merger by means of a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, pursuant to the exemption from registration set forth in Section 3(a)(10) thereof, and also will not be subject to the tender offer rules promulgated under the US Securities Exchange Act of 1934. Accordingly, the Scheme will be subject to disclosure requirements and practices applicable in the UK and Jersey to schemes of arrangement, which are different from the disclosure requirements of the US tender offer rules. Except in relation to non-GAAP financial performance measures, the financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Barrick exercises its right to implement the acquisition of the Randgold Shares in accordance with the Cooperation Agreement by way of a Takeover Offer, such offer will be made in compliance with applicable US laws and regulations, including the registration requirements of the US Securities Act of 1933 and the tender offer rules under the US Securities Exchange Act of 1934 and any applicable exemptions provided thereunder.

Barrick’s mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. Randgold’s mineral resource and ore reserve estimates have been prepared according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC (2012) Code”). Randgold has reconciled the mineral resources and ore reserves to the definition standards incorporated in National Instrument 43-101 and there are no material differences. For United States reporting purposes, Industry Guide 7 (under

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the US Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects, the SEC does not recognize such terms. Canadian and JORC (2012) Code standards differ significantly from the requirements of the SEC, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of any mineral resources constitute or will be converted into reserves. Accordingly, information contained in this announcement and in the documents incorporated by reference herein containing descriptions of Barrick’s and Randgold’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder.

US Holders and US Randgold ADS Holders also should be aware that the transaction contemplated herein may have tax consequences in the United States and, that such consequences, if any, are not described herein. US Holders and US Randgold ADS Holders are urged to consult with independent professional advisors regarding the legal, tax and financial consequences of the Merger applicable to them.

It may be difficult for US Holders and US Randgold ADS Holders to enforce their rights and claims arising out of the US federal securities laws, since Barrick and Randgold are located in countries other than the US, and some or all of their officers and directors may be residents of countries other than the US. US Holders and US Randgold ADS Holders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal UK practice, Barrick or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Randgold Shares outside of the US, other than pursuant to the Merger, until the date on which the Merger and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Additional information for Canadian investors

The enforcement by Canadian Holders or Canadian Randgold ADS Holders of civil liabilities under the Canadian securities laws may be affected adversely by the fact that Randgold is incorporated or organized under the laws of a jurisdiction other than Canada, that some or all of Barrick’s and Randgold’s officers and directors are and will be residents of countries other than Canada, that some or all of the experts named in this announcement may be residents of countries other than Canada, and that all or a substantial portion of the assets of Barrick, Randgold and such persons are and will be located outside Canada. As a result, it may be difficult or impossible for Canadian Holders or Canadian Randgold ADS Holders to

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effect service of process within Canada upon Randgold, Barrick’s and Randgold’s respective officers or directors or the experts named herein, or to realize against them, upon judgments of courts of Canada predicated upon liabilities under Canadian securities laws. In addition, Canadian Holders or Canadian Randgold ADS Holders should not assume that the courts of Jersey: (a) would enforce judgments of Canadian courts obtained in actions against such persons predicated upon civil liabilities under Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the Canadian securities laws.

The distribution of the New Barrick Shares pursuant to the Merger will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian securities law and is exempt from or otherwise is not subject to the registration requirements under applicable securities law. The New Barrick Shares received pursuant to the Merger will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined in Canadian securities law, (ii) no unusual effort is made to prepare the market or to create a demand for Barrick Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Barrick, as the case may be, the selling security holder has no reasonable grounds to believe that Barrick, as the case may be, is in default of applicable Canadian securities law.

Canadian Holders and Canadian Randgold ADS Holders should be aware that the Merger described in this announcement may have tax consequences in Canada and should consult their own tax advisors to determine the particular tax consequences to them of the Merger in light of their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Additional information for Australian investors

The New Barrick Shares may not be publicly offered, sold or advertised, directly or indirectly, in or from Australia. Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares constitutes a disclosure document or product disclosure statement under Part 6D.2 or Chapter 7 of the Australian Corporations Act and this announcement has not been, and will not be lodged with the Australian Securities and Investments Commission. This announcement does not contain the information required to be contained in a disclosure document or product disclosure statement for the purposes of the Australian Corporations Act.

Neither this announcement, nor any other offering or marketing material relating to the New Barrick Shares or Merger, may be made available or distributed in Australia other than to Randgold Shareholders with a registered address in Australia and their advisors and in compliance with Australian law. Failure to comply with this restriction may contravene applicable Australian law.

Additional information for Swiss investors

The New Barrick Shares may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland. Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange, and

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neither this announcement nor any other offering or marketing material relating to the New Barrick Shares or the Merger may be publicly distributed or otherwise made publicly available in Switzerland.

Additional information for Singaporean investors

Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares will be lodged or registered as a prospectus with the Monetary Authority of Singapore and the offering made under this announcement is pursuant to Section 273 of the Securities and Futures Act, Chapter 289 of Singapore. Accordingly, neither this announcement nor any other offering or marketing material relating to the New Barrick Shares may be issued, circulated, distributed or otherwise made publicly available in Singapore.

Additional information for Hong Kong investors

The contents of this announcement have not been reviewed by any regulatory authority in Hong Kong. The public in Hong Kong is advised to exercise caution in relation to the Merger and if the public in Hong Kong is in any doubt about any of the contents of this announcement, they should obtain independent professional advice.

This announcement must not be issued, circulated or distributed in Hong Kong other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (“SFO”) and any rules made under the SFO, (2) to persons and in circumstances which do not result in this announcement being a “prospectus” as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (“CWMO”) or which do not constitute an offer to the public within the meaning of the CWMO or an invitation to the public within the meaning of the SFO or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFO and CWMO.

Forward looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Merger, and other information published by Barrick and Randgold contain statements which are, or may be deemed to be, “forward-looking statements” (or “forward-looking information”), under applicable securities laws including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick and Randgold about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Merger on Barrick and Randgold, the expected timing and scope of the Merger and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although Barrick and Randgold believe that the expectations reflected in such forward-looking statements are reasonable, Barrick and Randgold can give no

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assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Conditions and the ability to consummate the Merger, as well as additional factors, such as: risks relating to the Barrick Group’s and the Randgold Group’s credit rating; local and global political and economic conditions; the Barrick Group’s and the Randgold Group’s economic model and liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); financial services risk; the risks associated with Barrick’s and Randgold’s brand, reputation and trust; environmental risks; safety and technology risks; the ability to realise the anticipated benefits of the Merger or implementing the business plan for the New Barrick Group, including as a result of a delay in completing the Merger or difficulty in integrating the businesses of the companies involved (including the retention of key employees); changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, the Democratic Republic of Congo, Mali and other jurisdictions in which the Barrick Group and Randgold Group carry on business or in which the New Barrick Group may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; legal or regulatory developments and changes; the outcome of any litigation, arbitration or other dispute proceeding; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; the possibility that future exploration results will not be consistent with expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; and business continuity and crisis management. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Barrick nor Randgold, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules of the FCA), neither Barrick nor Randgold is under any obligation, and Barrick and Randgold expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No profit forecasts or quantified financial benefits statement

No statement in this announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement.

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Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section “Dealing disclosure requirements” are defined in the Code which can be found on the Takeover Panel’s website.

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Non-GAAP Financial Performance Measures

Certain financial performance measures used in this announcement – namely EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, cash costs per ounce, and total cash costs – are not prescribed by IFRS. These non-GAAP financial performance measures are included because management has used the information to analyze the combined business performance and financial position of the New Barrick Group. These non-GAAP financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and financial position of the New Barrick Group, certain non-GAAP financial performance measures of each of Barrick and Randgold have been combined to show an aggregate number. Where a component of the aggregated non-GAAP financial performance measure has been previously reported by Barrick or Randgold we have included in Appendix 5 to this announcement details regarding the manner in which non-GAAP financial performance measures have been aggregated for purposes of this announcement as well as reconciliations to the most directly comparable GAAP measures as reported by Barrick and Randgold, together with an explanation of the rationale for including the non-GAAP measure.

In order to provide a relative comparison of the New Barrick Group to its Senior Gold Peers, certain financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of data presented by either Factset, Wood Mackenzie or Bloomberg which contain non-GAAP financial performance measures. These non-GAAP financial performance measure comparisons – namely “lowest total cash costs”, “highest Adjusted EBITDA margin”, “highest return on capital” and “lowest gross debt to Adjusted EBITDA ratio” are based solely on the data presented by Factset, Wood Mackenzie or Bloomberg (as applicable) and are intended to provide additional information only and do not have any standardized meaning under IFRS. See “Third Party Data” below for further information.

Third Party Data

Certain comparisons of the New Barrick Group to its Senior Gold Peers (such as total cash cost, Adjusted EBITDA margin, return on capital and gross debt to adjusted EBITDA ratio) are based on data obtained from Wood Mackenzie, Factset and Bloomberg as of 31 August 2018 (unless otherwise stated). Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Factset is a financial data and software company which provides financial information and analytic software for, among others, investment professionals. Bloomberg is a software, data and media company which delivers business and market news, data and analysis. Neither Wood Mackenzie, Factset nor Bloomberg has any affiliation to Barrick or Randgold.

Where figures for the New Barrick Group are compared to its Senior Gold Peers, the data from either Wood Mackenzie, Factset or Bloomberg (as applicable) has been used to ensure consistency in the compared measures across the New Barrick Group and the comparator group. Neither Barrick nor Randgold has the ability to verify the Wood Mackenzie, Factset or Bloomberg figures and the non-GAAP financial performance measures used by Wood Mackenzie, Factset and Bloomberg may not correspond to the non-GAAP financial performance measures calculated by Barrick, Randgold or any of the Senior Gold Peers.

Publication on Website

A copy of this announcement and the documents required to be published by Rule 26 of the Code will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Barrick’s website at www.barrick.com and www.barrick.com/a-new-champion and Randgold’s website at www.randgoldresources.com by no later than 12 noon (London time) on the business day following the date of this announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

This announcement will also be available on SEDAR under Randgold’s profile at www.sedar.com and on EDGAR under Randgold’s profile at www.sec.gov.

In accordance with Rule 30.3 of the Code, Barrick Shareholders and Randgold Shareholders may request a hard copy of this announcement by contacting Computershare during business hours at 03707074040 (from within Jersey or the UK) or +44 3707074040 (from outside Jersey or the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. If you have received this announcement in electronic form, copies of this announcement and any document or information incorporated by reference into this document will not be provided unless such a request is made.

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THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

24 September 2018

RECOMMENDED ALL-SHARE MERGER

of

BARRICK GOLD CORPORATION

and

RANDGOLD RESOURCES LIMITED

1.	Introduction

The Boards of Barrick and Randgold are pleased to announce that they have reached agreement on the terms of a recommended share-for-share Merger of Barrick and Randgold to create an industry-leading gold company. It is intended that the Merger will be implemented by means of a court-sanctioned scheme of arrangement of Randgold and the Randgold Shareholders under Article 125 of the Companies (Jersey) Law 1991, with the entire issued and to be issued share capital of Randgold being acquired by Barrick.

2.	The Merger

Under the terms of the Merger, which will be subject to satisfaction (or, where applicable, waiver) of the Conditions and further terms set out in Appendix 1 to this announcement and to be set out in the Scheme Document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

6.1280 New Barrick Shares for each Randgold Share

This Exchange Ratio has been agreed based on the volume-weighted average prices of Barrick Shares traded on NYSE, and Randgold ADSs traded on NASDAQ, respectively, over the 20 trading days ended on 21 September 2018 (being the last business day before this announcement).

Following completion of the Merger, Barrick Shareholders will own approximately 66.6 per cent. and Randgold Shareholders will own approximately 33.4 per cent. of the New Barrick Group on a fully-diluted basis.

The New Barrick Shares will be issued as fully paid and will rank equally in all respects with the existing Barrick Shares and will be entitled to receive any dividends and/or other distributions declared or paid by Barrick in respect of the Barrick Shares with a record date falling after the Effective Date. Applications will be made to the New York Stock Exchange and the Toronto Stock Exchange for the New Barrick Shares to be listed for trading, with listing being subject to the approval or acceptance of each exchange.

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3.	Dividends

Randgold Permitted Dividend and Barrick Permitted Dividends

Under the terms of the Merger, Barrick and Randgold have agreed that:

•

Randgold Shareholders will be entitled to receive a Randgold dividend for the 2018 financial year of USD 2.00 per Randgold Share, subject to the approval of the Board of Randgold (the “Randgold Permitted Dividend”). The Randgold Permitted Dividend is expected to be declared on or before the Effective Date, payable to Randgold Shareholders on or around the Effective Date by reference to the Scheme Record Time; and

•

subject to the discretion of the Barrick Board with respect to the declaration of dividends, Barrick Shareholders will receive a total 2018 annualized dividend of up to USD 0.14 per Barrick Share. A Barrick quarterly dividend of: (i) up to USD 0.03 per Barrick Share will be paid for the three month period ending 30 September 2018; and (ii) up to USD 0.05 per Barrick Share (with a record date prior to the Effective Date) will be paid for the three month period ending 31 December 2018, in each case if, as and when declared by the Board of Barrick (together, the “Barrick Permitted Dividends”).

Randgold Equalisation Dividend

If, after the date of this announcement, any dividend (other than or in excess of the Barrick Permitted Dividends), distribution or return of capital is declared, made or paid or becomes payable in respect of the Barrick Shares with a record date on or before the Effective Date (a “Non-Permitted Barrick Dividend”), then Randgold will be entitled (in addition to the Randgold Permitted Dividend) to declare and pay, and the Randgold Shareholders will be entitled to receive and retain, prior to the Scheme Record Time an equalisation dividend in USD (the “Randgold Equalisation Dividend”) in respect of the Randgold Shares of an amount per Randgold Share equal to the amount of the Non-Permitted Barrick Dividend per Barrick Share multiplied by the Exchange Ratio (taking into account any reduction to the Exchange Ratio arising as a result of any Randgold Returns of Capital in accordance with the following paragraph entitled “Reduction to Exchange Ratio”).

Reduction to Exchange Ratio

If, after the date of this announcement, any dividend, distribution or return of capital is declared, made or paid or becomes payable in respect of the Randgold Shares (other than, or in excess of, a Randgold Permitted Dividend or a Randgold Equalisation Dividend) with a record date on or before the Scheme Record Time (each a “Randgold Return of Capital”), Barrick reserves the right to reduce the Exchange Ratio accordingly so as to reflect the aggregate value attributable to any such Randgold Return of Capital.

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Dividend policy of the New Barrick Group

The New Barrick Group intends to grow its dividend from the Barrick level for the financial year ended 31 December 2018 over time, underpinned by stronger cash flow generation, additional overhead cost savings, asset sale proceeds and lower interest costs. Following the completion of the Merger, the Board of the New Barrick Group will review the dividend policy quarterly based on the cash requirements of the New Barrick Group’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the New Barrick Group.

4.	The New Barrick Group

Background to and reasons for the Merger

The Boards of Barrick and Randgold believe that the Merger will create an industry-leading gold company with the greatest concentration of Tier One Gold Assets in the industry, the lowest total cash cost position among Senior Gold Peers,1 and a diversified asset portfolio positioned for growth in many of the world’s most prolific gold districts.

Based on Barrick and Randgold’s Closing Prices as of 21 September 2018 (being the last business day prior to the date of this announcement), the New Barrick Group would have an aggregate market capitalization of USD 18.3 billion. In addition, based on the 2017 financial results for both companies, the New Barrick Group would have generated aggregate revenue of approximately USD 9.7 billion and aggregate Adjusted EBITDA2 of approximately USD 4.7 billion.

The New Barrick Group will, on completion of the Merger, have the following advantages:

•	Ownership of five of the world’s top ten Tier One Gold Assets by total cash cost, with two potential Tier One Gold Assets:

○	Tier One Gold Assets: Cortez, Goldstrike, Kibali (45%), Loulo-Gounkoto (80%) and Pueblo Viejo (60%);

○	potential to become Tier One Gold Assets: Goldrush/Fourmile and Turquoise Ridge (75%);

•

The highest Adjusted EBITDA[3] and highest Adjusted EBITDA margin[3] and the lowest total cash cost position among Senior Gold Peers[1] on a combined basis based on the 2017 financial results of both companies:

○	combined Adjusted EBITDA margin[4] of 48% (for the financial year ended 31 December 2017);

○	combined total cash costs[5] of USD 538 per ounce (for the financial year ended 31 December 2017);

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•	A proven management team of owners with the ability to operate successfully in complex jurisdictions:

○	Barrick has a strong partnership-ownership culture and deep experience operating across a range of geographies, mining methods and ore types;

○

from 1 January 2008 to 31 August 2018, Randgold achieved the highest return on capital among Senior Gold Peers.[6] Randgold’s share price has also risen by 76% over the same period, while Senior Gold Peers’ share prices have declined by an average of 48%;

•	Strong cash flow generation to support robust investment and ability to return cash to shareholders;

•	Established partnerships with leading Chinese mining companies;

•	Superior scale and the largest gold reserves amongst Senior Gold Peers:

○	potential combined 78 million ounces of proven and probable gold reserves on an attributable basis (as at 31 December 2017);[7]

•	Strong balance sheet with expected investment grade ratings:

○	The lowest ratio of gross debt (as of 30 June 2018) to Adjusted EBITDA (as of the financial year ended 31 December 2017) of any Senior Gold Peer;[8]

○	On an aggregate basis as at 30 June 2018, the New Barrick Group had a combined cash position of USD 2.7 billion and debt net of cash of USD 3.7 billion; and

○

Barrick currently has an investment grade rating of BBB and Baa2 from S&P and Moody’s, respectively. As at 30 June 2018 Randgold had a net cash balance of USD 604 million and strong cash generation from its underlying operations. This would provide additional flexibility to the New Barrick Group to service existing debt and may positively impact Barrick’s current credit ratings;

•	Ownership of a strategic Copper Business that produced 413 million pounds of copper in 2017; and

•	Significant re-rating potential:

○

Given the quality of the combined asset base and the proven management team of the New Barrick Group, with the highest Adjusted EBITDA margin[3] and the lowest total cash cost for 2017 relative to the Senior Gold Peers[1], there is significant potential for the New Barrick Group to re-rate over time.

Following the completion of the Merger, the management team will be tasked with implementing a business plan that will focus on the following:

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Asset Quality

•	Grow and invest in a portfolio of Tier One Gold Assets and Strategic Assets with an emphasis on organic growth:

○	Near-term priorities include Goldrush/Fourmile, Turquoise Ridge and a strategic partnership with Shandong Gold in the El Indio belt.

•	Sell Non-Core Assets over time in a disciplined manner.

•	Invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

•	Maximize the long-term value of a strategic Copper Business.

Operational Excellence

•	Fully implement a decentralized management ethos with a strong ownership culture.

•	Streamline management and operations, and eliminate non-essential costs.

•	Leverage innovation and technology to accelerate operational improvement.

•	Build trust-based partnerships with host governments and local communities to drive shared long-term value.

•	Strive for zero harm workplaces.

Sustainable Profitability

•	Disciplined approach to growth, emphasizing a partnership strategy.

•	Increased returns to shareholders driven by focus on return on capital, IRR and free cash flow per share growth.

Governance, trading and branding of the New Barrick Group

Following completion of the Merger:

•	John L. Thornton, Executive Chairman of Barrick, will become Executive Chairman of the New Barrick Group.

•	Mark Bristow, Chief Executive Officer of Randgold, will become President and Chief Executive Officer of the New Barrick Group.

•	Graham Shuttleworth, Finance Director and Chief Financial Officer of Randgold, will become Senior Executive Vice President and Chief Financial Officer of the New Barrick Group.

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•	Kevin Thomson, Senior Executive Vice President, Strategic Matters of Barrick, will become Senior Executive Vice President, Strategic Matters of the New Barrick Group.

•	Two-thirds of the directors of the Board of the New Barrick Group will be initially appointed by Barrick and one-third will be initially appointed by Randgold.

•

Shares in the New Barrick Group issued to Randgold Shareholders will be admitted to trade on the New York Stock Exchange and the Toronto Stock Exchange, subject to the approval or acceptance of each exchange. The listing of Randgold Shares on the Official List, the trading in Randgold Shares on the main market of the London Stock Exchange and the trading in Randgold ADSs on NASDAQ will be cancelled.

•	The New Barrick Group will operate under the branding of the Barrick Group.

Intentions regarding the New Barrick Group’s Assets

The new executive management team of the New Barrick Group will be tasked with implementing a business plan to seek to maximise the opportunities for value enhancement of the New Barrick Group’s asset portfolio.

Following the Merger, the New Barrick Group will focus on the Tier One Gold Assets it will own, being Cortez, Goldstrike, Kibali, Loulo-Gounkoto and Pueblo Viejo, as well as all other Strategic Assets. In addition, the new executive management team will focus on enhancing the New Barrick Group’s strategic relationships.

The Tier One Gold Assets represent the majority of the New Barrick Group’s gold production and cash flow generation.

The new executive management team will operate the New Barrick Group’s assets in a manner consistent with maximizing sustainable profitability and operational efficiency over the life of each mine.

Within 12 months following completion of the Merger, the new executive management team will identify those assets whose profile is not expected to meet the New Barrick Group’s investment criteria and which the New Barrick Group will consider selling. These assets are referred to in this announcement as Non-Core Assets. Following completion of the Merger, the New Barrick Group may seek to dispose of one or more Non-Core Assets, either to existing joint venture partners, if applicable, or to other buyers. Any such disposals will only be effected if terms can be negotiated which the board of the New Barrick Group considers attractive. Such sales would allow the new executive management team to focus on operating mines and projects considered to deliver the most value to the New Barrick Group or which have the highest potential.

It is the intention of the New Barrick Group to invest in its combined portfolio of exploration and development assets and, whilst a full evaluation would take place following completion of the Merger, the Boards of Randgold and Barrick expect the

Barrick Gold Corporation | Special Meeting Circular | J-60

initial focus will include the Fourmile/Goldrush project and the Turquoise Ridge expansion, which have the potential to develop into Tier One Gold Assets.

The new executive management team intends to grow the value of its existing portfolio of copper mines and projects, through development of its existing resources, through potential partnerships and joint ventures with third parties and, if market opportunities arise, through acquisitions.

The Continuance to British Columbia

In connection with the Merger and the changes to the Board of Barrick contemplated in relation to the Merger, Barrick believes it is appropriate at this time to continue (i.e. to migrate its province of incorporation) to British Columbia, which has a more modern corporate statute that provides additional flexibility to Barrick in a number of areas, including increased flexibility with respect to capital management and in the composition of the Board of Barrick. In British Columbia, Barrick will have greater flexibility to attract the most qualified and experienced directors from a global talent pool, who have the expertise and skills required by Barrick’s global business, that will operate in a diverse range of jurisdictions across five continents. The British Columbia corporate statute also provides increased flexibility with respect to capital management, resulting from more flexible rules relating to dividends, share purchases and redemptions, and accounting for capital. In addition, harmonization of the Business Corporations Act (British Columbia) with applicable securities laws has reduced the regulatory burden as compared to other Canadian jurisdictions.

5.	Recommendation

The Board of Randgold, which has been so advised by CIBC and Barclays as to the financial terms of the Merger, considers the terms of the Merger to be fair and reasonable. In providing its advice, each of CIBC and Barclays has taken into account the commercial assessments of the Board of Randgold. Accordingly, the Board of Randgold intends to recommend to Randgold Shareholders to vote in favour of the Scheme at the Jersey Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting as those directors of Randgold who hold Randgold Shares have irrevocably undertaken to do in respect of their own Randgold Shares (representing approximately 1.06 per cent. of the issued ordinary share capital of Randgold).

Each of CIBC and Barclays has given and not withdrawn its consent to the inclusion in this announcement of reference to its advice to the directors of Randgold in the form and context in which they appear.

The issuance of New Barrick Shares under the Merger requires the Barrick Shareholder Resolution to be approved by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting.

The Board of Barrick, which has been advised by M. Klein and Co. and Morgan Stanley as to the financial terms of the Merger, considers the Exchange Ratio to be fair and reasonable. The Board of Barrick intends to recommend to Barrick

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Shareholders to vote in favour of the Barrick Shareholder Resolution at the Barrick Special Meeting. The directors of Barrick have agreed to vote their own Barrick Shares (representing approximately 0.238 per cent. of the Barrick Shares currently in issue) in favour of the Barrick Shareholder Resolution. In providing its advice, each of M. Klein and Co. and Morgan Stanley has taken into account the commercial assessments of the Board of Barrick.

Each of M. Klein and Co. and Morgan Stanley has given and not withdrawn its consent to the inclusion in this announcement of reference to its advice to the Board of Barrick in the form and context in which they appear.

6.	Background to and reasons for the Randgold recommendation

Randgold has built a high quality African gold company as a result of its investment criteria and execution over a long period. The Board of Randgold believes that an expansion of the company’s geographical footprint would be beneficial to the growth, evolution and long term future of the company.

Randgold has previously considered the acquisition of a number of assets both inside and outside Africa but had not been able to find a standalone opportunity that it could action that met its investment criteria. Randgold has also had a number of discussions with Barrick about potential opportunities for strategic cooperation and collaboration in relation to certain assets. The Board of Rangold understands that there is an alignment of strategic vision and complementary strengths and therefore believes that a merger with Barrick would offer the opportunity to create significant shareholder value for Randgold Shareholders over the longer term. The Board of Randgold believes that investors in the gold industry would benefit from a leading company with a focus on growing free cash flow rather than production ounces.

The Board of Randgold believes that the opportunity to merge with Barrick offers an attractive route to gaining exposure to geographical diversification. Barrick owns a number of the world’s Tier One Gold Assets which Randgold is unlikely to be able to replicate organically or compete to purchase if they were ever put up for sale.

Upon completion of the Merger, Randgold Shareholders will own a material interest in an industry-leading gold company. The Board of Randgold understands that it will be the intention for the merged company to be managed and run with a similar ethos to the one that shareholders have experienced as shareholders in Randgold. Two-thirds of the directors of the Board of the New Barrick Group will be initially appointed by Barrick and one-third will be initially appointed by Randgold.

In light of these factors, and having been so advised by CIBC and Barclays as to the financial terms of the Merger, the Board of Randgold considers the terms of the Merger to be fair and reasonable. In addition, the Board of Randgold considers the terms of the Merger to be in the best interests of Randgold and the Randgold Shareholders as a whole. In providing its financial advice to the board of directors of Randgold, each of CIBC and Barclays has taken into account the commercial assessments of the Board of Randgold. Accordingly, the Board of Randgold intends to recommend that Randgold Shareholders vote in favour of the Scheme.

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7.	Irrevocable Undertakings and Voting and Support Agreements

In respect of Randgold Shares

Barrick has received irrevocable undertakings to vote in favour of the Scheme at the Jersey Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting from the directors of Randgold in respect of 997,696 Randgold Shares, representing approximately 1.06 per cent. of the existing issued ordinary share capital.

The undertakings from the directors of Randgold will cease to be binding only if Barrick announces (with the consent of the Panel) that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a higher competing offer for Randgold is made.

In respect of Barrick Shares

The directors of Barrick have entered into voting and support agreements to vote in favour of the Barrick Shareholder Resolution and the Continuance at the Barrick Special Meeting with Randgold in respect of 2,780,622 Barrick Shares, representing approximately 0.238 per cent. of the Barrick Shares currently in issue.

These voting and support agreements will cease to be binding only if Barrick announces that it does not intend to make or proceed with the Merger or if the Scheme lapses or is withdrawn (other than where Barrick has elected to exercise its right to proceed by way of a Takeover Offer and such Takeover Offer has not lapsed or been withdrawn), but will remain binding in the event that a Barrick Superior Proposal is made.

Further details of these irrevocable undertakings and voting and support agreements are set out in Appendix 3 to this announcement.

8.	Information relating to Barrick

Barrick is one of the world’s leading international gold companies, with annual gold production and gold reserves that are among the largest in the industry. Barrick also produces significant amounts of copper, principally from its Zaldívar joint venture, Jabal Sayid joint venture and its Lumwana mine.

Barrick was founded in 1983 and is currently headquartered in Toronto, Canada. If the Continuance is approved at the Barrick Special Meeting, Barrick’s primary corporate office will remain in Toronto, Canada. During its first ten years, Barrick focused on acquiring and developing properties in North America, notably its Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now operates on five continents. More than 75% of Barrick’s gold production comes from projects in the Americas. Barrick also has a presence in Australia, Chile, Saudi Arabia and Zambia. Barrick continues to strengthen its international presence through strategic

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relationships with external partners such as Shandong Gold, Zijin Mining, Antofagasta Plc and Ma’aden. Barrick has established a diverse portfolio of assets, with a combination of brownfield projects and a number of the world’s largest undeveloped greenfield projects.

Barrick’s shares trade on the Toronto Stock Exchange and the New York Stock Exchange. The registered office of Barrick is 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada.

For the financial year ended 31 December 2017, Barrick reported gold production of 5.323 million ounces, revenue of USD 8,374 million and net earnings of USD 1,516 million. Barrick also reported copper production of 413 million pounds of copper for the financial year ended 31 December 2017.

9.	Information relating to Randgold

Randgold is a leading Africa-focused gold mining and exploration company, with an extensive portfolio of mines and greenfield and brownfield projects.

Randgold was founded in 1995 and is headquartered in Jersey, Channel Islands. Over the past 23 years, Randgold has established an extensive portfolio of mines and exploration programmes in West and Central Africa including two Tier One Gold Assets in Mali and the Democratic Republic of Congo. Randgold continues to expand its portfolio by developing mutually beneficial partnerships with host governments, communities and joint venture partners. Such partnerships include Randgold’s joint ventures with AngloGold Ashanti in the Democratic Republic of Congo and with Endeavour Mining and Newcrest in Côte d’Ivoire.

Randgold’s shares trade on the London Stock Exchange and its ADSs trade on NASDAQ. The registered office of Randgold is 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands.

For the financial year ended 31 December 2017, Randgold reported gold production of 1.315 million ounces, revenue of USD 1,280 million and net profit of USD 335 million.

10.	Directors, management and employees, research and development, locations

Following completion of the Merger, Barrick’s head office and certain key functions will continue to be located in Toronto. Barrick does not intend to close any of Randgold’s existing offices. If the Continuance is approved by Barrick Shareholders, the New Barrick Group’s registered and records office will be located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. Barrick has no intention to make any changes with respect to the redeployment of Randgold’s existing fixed assets. Owing to the nature of its business, Randgold does not have a research and development function. However, Randgold has a portfolio of exploration assets and the New Barrick Group intends to leverage Randgold’s successful exploration expertise to drive value creation across the New Barrick Group’s enlarged asset portfolio.

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Following completion of the Merger, Mark Bristow, Chief Executive Officer of Randgold, will become President and Chief Executive Officer of the New Barrick Group, and Graham Shuttleworth, Finance Director and Chief Financial Officer of Randgold, will become Senior Executive Vice President and Chief Financial Officer of the New Barrick Group.

Details of their service contracts with the New Barrick Group, which will become effective upon completion of the Merger, will be set out in the Scheme Document. No retention award or bonus will be granted to Mark Bristow or Graham Shuttleworth in connection with the Merger.

Following completion of the Merger, the operational management structure will be conducted through three regional teams, covering North America, South America and Africa & Middle East respectively. The North America and South America teams will be drawn primarily from the existing Barrick workforce.

Barrick does not anticipate any headcount reduction in Randgold’s workforce at the operational and management level as a result of the Merger. It is intended that existing Randgold employees will form the core of a regional African management team which will oversee the operations of the combined African & Middle East assets of the New Barrick Group. This will help the New Barrick Group benefit from economies of scale and the experience of a dedicated African-focused management team.

Following the completion of the Merger, the new executive management team of the New Barrick Group will continue to implement a decentralised management and partnership structure which may result in some workforce reduction in respect of persons currently employed as part of the Barrick Group. These headcount reductions will be focussed on reducing redundant roles between the operations, projects and the corporate centre. It is expected that any job reductions will be identified by the new executive management team of the New Barrick Group within the 12 months following completion of the Merger. Barrick does not intend to make any material change in the balance of skills and functions of the employees of the Randgold Group. Except as described above, Barrick does not intend to make any material change in the conditions of employment of the employees and management of the Randgold Group.

The Randgold Group does not provide company-funded pension plans; however, Randgold Group provides a defined contribution plan under which the group pays fixed contributions into a separate entity. Barrick does not intend to make any changes to the Randgold Group’s pension arrangements in the 12 months which follow the Effective Date. Following completion of the Merger, the existing employment rights, including pension rights, of management and employees of the Randgold Group and the Barrick Group will be fully safeguarded in accordance with contractual and statutory requirements, as will the contractual rights of any directors and officers who are not employees.

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There is no intention to redeploy material fixed assets of the New Barrick Group or, except as described above, make changes to locations of business of the New Barrick Group.

Randgold Shares are currently listed on the Official List and Randgold ADSs are admitted to trading on NASDAQ. As set out in paragraph 19, a request will be made to cancel trading in Randgold Shares on the London Stock Exchange and to delist Randgold Shares from the Official List and to delist the Randgold ADSs from NASDAQ, in each case with effect as of or shortly following the Effective Date. Randgold will also be re-registered as a private company.

No statements made in paragraphs 4 or 10 constitute “post-offer undertakings” for the purposes of Rule 19.5 of the Code.

11.	Randgold Share Plans

Participants in the Randgold Share Plans will be contacted regarding the effect of the Merger on their rights under these plans and provided with further details concerning the proposals which will be made to them in due course. Details of the proposals will be set out in the Scheme Document and in separate letters to be sent to participants in the Randgold Share Plans.

In summary, it has been agreed that awards under the Randgold Long-Term Incentive Plan will be exchanged for equivalent awards over Barrick Shares. Awards under the Randgold Co-investment Plan will vest in connection with the Merger to the extent that the applicable performance conditions have been satisfied; provided that, such awards will be subject to time pro-rating. For executive directors, a time-prorated number of awards under the Randgold Restricted Share Scheme will vest in connection with the Merger to the extent that the applicable performance conditions have been satisfied. To the extent that any such award under the Randgold Restricted Share Scheme has not vested as a result of time pro-rating, such portion of the award will be exchanged for equivalent awards over Barrick Shares. For all participants other than executive directors, all awards under the Randgold Restricted Share Scheme will vest in connection with the Merger to the extent that the applicable performance conditions have been satisfied.

Additional holding periods will apply to all outstanding awards held by Mark Bristow and Graham Shuttleworth.

12.	Randgold ADS program

Barrick and Randgold have agreed that they will put arrangements in place to allow holders of Randgold ADSs to participate in the Merger. The Depositary will contact holders of Randgold ADSs with further details of these proposals in due course.

Randgold ADS holders should take particular notice of the deadline for providing voting instructions, which may be earlier than that applicable to Randgold Shareholders. Randgold ADS holders should consult the Scheme Document and other material to be distributed by the Depositary in connection with the Merger for

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further information in respect of giving voting instructions in respect of their Randgold ADSs.

Randgold ADS holders will not be entitled to attend either the Jersey Court Meeting or the Extraordinary General Meeting but may vote in such meetings by returning a voting instruction card (which will be sent out in due course) to the Depositary or by instructing their financial intermediary to do so. In addition, if Randgold ADS holders surrender their Randgold ADSs to the Depositary for cancellation and withdraw the Randgold Shares underlying the Randgold ADSs in sufficient time to be entered on the Randgold register of members, they may attend and vote at the meetings as a Randgold Shareholder.

At least ten days before the Effective Date, Randgold shall notify NASDAQ of its intent to delist and deregister the Randgold ADSs. Shortly after the Effective Date, Randgold will file a Form 25 and subsequently a Form 15 with the SEC to delist the Randgold ADSs from trading on NASDAQ and to deregister and terminate Randgold’s reporting obligations under the US Securities Exchange Act of 1934. Barrick intends to terminate Randgold’s ADS programme shortly after the Effective Date.

13.	Acacia

The terms of an amended and restated relationship agreement dated 16 November 2014 entered into between Barrick and Acacia (the “Relationship Agreement”), among other matters, grant Acacia a right of pre-emption (the “Pre-emption Right”) in the event that Barrick proposes to acquire any business or interest having more than 50 per cent. of its overall mining resources both located in Africa and in gold and/or silver. This would include Randgold. Notwithstanding the foregoing, any exercise of the Pre-emption Right by Acacia in respect of Randgold would require the approval, by ordinary resolution, of Acacia’s shareholders pursuant to the UK Listing Authority’s listing rules by virtue of the size of Randgold relative to Acacia. Barrick owns approximately 63.9 per cent. of the issued share capital of Acacia and therefore any exercise of the Pre-emption Right by Acacia in respect of Randgold would be contingent on Barrick’s support. Barrick has provided notice to Acacia of the proposed Merger and has indicated to Acacia that it would not support an acquisition of Randgold by Acacia.

14.	Offer-related Arrangements

Confidentiality agreement

Barrick and Randgold have entered into a confidentiality agreement on 28 April 2018, pursuant to which each of Barrick and Randgold has undertaken, amongst other things, to: (a) keep confidential information relating to the Merger and the other party and not to disclose such confidential information to third parties (other than certain permitted parties) unless required by law or regulation or certain other limited exceptions apply; and (b) use the confidential information for the sole purpose of evaluating the other party’s group and/or

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the Merger and/or negotiating and/or advising on the Merger. These confidentiality obligations remain in force until 28 April 2020.

Cooperation Agreement

Barrick and Randgold have entered into a cooperation agreement dated 24 September 2018 with respect to conduct of the Merger. Under the terms of the Cooperation Agreement, Barrick and Randgold have agreed, among other things, that:

•

Barrick and Randgold shall co-operate with each other in order to assist in obtaining clearance from competition and other governmental bodies in order to satisfy the Conditions relating to such clearances;

•	Barrick and Randgold shall provide each other with certain information and assistance in the preparation of the Scheme Document and the Barrick Information Circular;

•	Barrick and Randgold shall co-operate to write to participants in the Randgold Share Plans and to inform them of the impact of the Scheme on their awards;

•

Barrick and Randgold intend to implement the Merger by way of the Scheme, subject to the ability of Barrick with the consent of the Panel and Randgold or, in certain circumstances, without the consent of Randgold, to proceed by way of a Takeover Offer in the circumstances described in paragraph 18 below;

•	Barrick shall pay to Randgold a break fee payment in the amount of USD 300 million if, following this announcement, any of the following events occur:

(i)

the Cooperation Agreement is terminated because of a Barrick Board Adverse Recommendation Change or because Barrick has breached its obligations relating to Competing Proposals for Barrick in any material respect, which breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or such breach is otherwise not curable; provided, however, that no break payment shall be payable in the event that, prior to such termination (A) any person acting in concert with Randgold or at Randgold’s direction or with Randgold’s agreement made, solicited, initiated or otherwise entered into an agreement, commitment or understanding regarding a Competing Proposal for Barrick (without any regard to the last paragraph of that definition) or (B) a Randgold Board Adverse Recommendation Change has occurred; or

(ii)	(A) a Competing Proposal for Barrick is made to Barrick or is made directly to Barrick Shareholders generally or otherwise becomes publicly known or any person has publicly announced an intention

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(whether or not conditional) to make a Competing Proposal for Barrick; (B) the Cooperation Agreement is terminated because the approval of the Barrick Shareholder Resolution is not obtained at the Barrick Special Meeting or at any adjournment or postponement thereof or in certain circumstances where Barrick adjourns or postpones the Barrick Special Meeting for more than 15 days or fails to publish the Barrick Information Circular as required pursuant to Barrick’s obligations under the Cooperation Agreement (if such breach is ongoing following the date that is two calendar days following Randgold’s delivery of written notice to Barrick of such breach or is otherwise not curable) or the Barrick Information Circular does not contain the Barrick Recommendation; (C) no Randgold Board Adverse Recommendation Change has occurred prior to such termination; and (D) within 12 months of the termination of the Cooperation Agreement Barrick enters into a definitive agreement for a Competing Proposal for Barrick, the Board of Barrick (or any committee thereof) adopts, approves, recommends or declares advisable any Competing Proposal for Barrick, or a Competing Proposal for Barrick is completed. For purposes of the foregoing, the term Competing Proposal for Barrick has the meaning set forth in Appendix 4, except that references to “20% or more” are deemed to be references to “50% or more”.

Only one break fee payment can be made and such payment (plus certain additional amounts in respect of VAT) would be Randgold’s sole and exclusive remedy in the relevant circumstances, except with respect to fraud; and

•

Barrick has agreed to a certain non-solicit undertaking pursuant to which Barrick shall not directly or indirectly solicit any Competing Proposal for Barrick or, subject to certain exceptions, furnish any information on any person seeking to make a Competing Proposal for Barrick.

15.	Strategic Investment Agreement and Acknowledgment

On 24 September 2018, it is expected that Barrick and Shandong Gold will enter into the Strategic Investment Agreement. Under the Strategic Investment Agreement, Shandong Gold will agree to purchase Barrick Shares with an aggregate value of up to USD 300 million, and Barrick will agree to invest an equivalent amount in shares of Shandong Mining, a publicly listed company controlled by Shandong Gold. These mutual investments will be required to be made within 12 months from the date of the agreement unless otherwise agreed, and will be made through the facilities of the stock exchanges on which their respective shares are listed. The Strategic Investment Agreement will also contain consultation and orderly market obligations on each party in relation to certain disposals of shares acquired thereunder. The Strategic Investment Agreement will not confer any governance rights. In connection with the Strategic Investment Agreement, Shandong Gold will deliver the Acknowledgment to Barrick, in which it will acknowledge and undertake that both it and its affiliates will

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comply with certain restrictions on the acquisition of Barrick Shares and Randgold Shares imposed by Canadian and U.S. securities laws and the Code.

The Strategic Investment Agreement and the Acknowledgment will constitute dealing arrangements of the kind referred to in Note 11 of the definition of “acting in concert” in the Code.

16.	Randgold Scheme and Barrick Shareholder Resolution

It is intended that the Merger will be implemented by way of a court-sanctioned scheme of arrangement between Randgold and the Scheme Shareholders, under Article 125 of the Jersey Companies Law. The purpose of the Scheme is to provide for Barrick to become the owner of the entire issued and to be issued share capital of Randgold.

The procedure involves, among other things, an application by Randgold to the Jersey Court to sanction the Scheme, in consideration for which the Scheme Shareholders will receive the New Barrick Shares.

The issuance of the New Barrick Shares requires the Barrick Shareholder Resolution to be approved by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting. The Board of Barrick intends to recommend to Barrick Shareholders to vote in favour of the Barrick Shareholder Resolution.

The Scheme is subject to satisfaction (or, as appropriate, waiver) of the Conditions and certain further terms referred to in Appendix 1 to this announcement and to the full terms and conditions to be set out in the Scheme Document, and will only become effective if, among other things, the following events occur on or before the Longstop Date:

•

a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote) at the Court Meeting, either in person or by proxy, representing three-fourths (3/4ths) or more of the voting rights of all Scheme Shares voted;

•

the Special Resolution necessary to implement the Scheme is passed by the requisite majority of Randgold Shareholders at the Extraordinary General Meeting (which will require the approval of Randgold Shareholders representing at least two-thirds of the votes cast at the Extraordinary General Meeting either in person or by proxy);

•

the Barrick Shareholder Resolution necessary to approve the issuance of the New Barrick Shares is passed by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting;

•	the Scheme is sanctioned (with or without modification, on terms agreed by Barrick and Randgold) by the Jersey Court; and

•	the Scheme Court Order is delivered to the Registrar of Companies.

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Upon the Scheme becoming effective: (i) it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Jersey Court Meeting or the Extraordinary General Meeting (and if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of Randgold Shares will cease to be valid and entitlements to Randgold Shares held within the CREST system will be cancelled.

Any Randgold Shares issued before the Scheme Record Time will be subject to the terms of the Scheme. The resolutions to be proposed at the Extraordinary General Meeting will, among other things, provide that the Randgold Articles be amended to incorporate provisions requiring any Randgold Shares issued after the Scheme Record Time (other than to Barrick and/or its nominees) to be automatically transferred to Barrick on the same terms as the Merger (other than terms as to timings and formalities). The provisions of the Randgold Articles (as amended) will avoid any person (other than Barrick and its nominees) holding shares in the capital of Randgold after the Effective Date.

If the Scheme does not become effective on or before the Longstop Date, it will lapse and the Merger will not proceed (unless the Panel otherwise consents).

It is expected that the Scheme Document, containing further information about the Merger and notices of the Jersey Court Meeting and Extraordinary General Meeting, together with the Forms of Proxy, will be mailed to Randgold Shareholders and (for information only) participants in the Randgold Share Plans and other persons with information rights as soon as practicable. The Scheme Document will also contain the expected timetable for the Merger, specify the necessary actions to be taken by Randgold Shareholders, and set out how Randgold Shareholders can hold, access and trade the New Barrick Shares.

It is expected that the Barrick Information Circular, containing further information about the Merger and notice of the Barrick Special Meeting, will be mailed to Barrick Shareholders at or around the same time as the Scheme Document. It is also expected that the Barrick Special Meeting will be held on the same day as the Randgold Meetings, which will be on or around 5 November 2018. The Scheme is expected to be effective by Q1 2019, subject to the satisfaction or waiver of all relevant conditions.

The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the Jersey courts and to the conditions and further terms set out in this announcement and in the Scheme Document. The Merger and the Scheme will be subject to the applicable requirements of the London Stock Exchange, the FCA, the Code, the Toronto Stock Exchange, the NYSE, NASDAQ and applicable securities laws in Canada and the United States.

Subject to satisfaction or waiver of the Conditions, the Merger is expected to be completed by Q1 2019.

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17.	Competition clearances

The Merger is conditional on receiving competition clearance from the relevant authorities in South Africa.

18.	Barrick’s Right to Switch to Takeover Offer

Subject to the terms of the Cooperation Agreement, Barrick reserves the right to elect in accordance with the Cooperation Agreement to implement the Merger by way of a Takeover Offer for the entire issued and to be issued share capital of Randgold not already held by Barrick as an alternative to the Scheme. In such an event, the Takeover Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable and subject to the terms of the Cooperation Agreement, as those which would apply to the Scheme.

If the Merger is effected by way of a Takeover Offer and such Takeover Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, Barrick intends to:

•	make a request to the London Stock Exchange to cancel trading in Randgold Shares on its market for listed securities;

•	make a request to the UK Listing Authority to cancel the listing of the Randgold Shares from the Official List;

•	make a request to the SEC to delist the Randgold ADSs from trading on NASDAQ and to deregister and terminate Randgold’s reporting obligations under the US Securities Exchange Act of 1934; and

•

exercise its rights to apply the relevant provisions of Part 18 of the Jersey Companies Law to acquire compulsorily the remaining Randgold Shares to which the Takeover Offer extends and in respect of which the Takeover Offer has not been accepted.

19.	Delisting and re-registration of Randgold Shares

It is intended that dealings in Randgold Shares (including Randgold Shares underlying the Randgold ADSs) will be suspended at 5.00 p.m. (London time) on the business day prior to the Effective Date. It is further intended that an application will be made to the UK Listing Authority for the cancellation of the listing of the Randgold Shares (including Randgold Shares underlying the Randgold ADSs) on the Official List and to the London Stock Exchange for the cancellation of trading of the Randgold Shares (including Randgold Shares underlying the Randgold ADSs) on the London Stock Exchange’s main market for listed securities, with effect as of or shortly following the Effective Date. With respect to the Randgold ADSs, at least ten days before the Effective Date, Randgold shall notify NASDAQ of its intent to delist and deregister the Randgold ADSs. Shortly after the Effective Date, Randgold will file a Form 25 and subsequently a Form 15 with the SEC to delist the Randgold

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ADSs from trading on NASDAQ and to deregister and terminate Randgold’s reporting obligations under the US Securities Exchange Act of 1934.

It is also intended that, following the Scheme becoming effective, Randgold will be re-registered as a private company under the relevant provisions of the Jersey Companies Law.

It is also expected that Randgold will make an application to certain Canadian securities commissions after the Effective Date to cease to be a reporting issuer in Canada.

20.	Fractional entitlements

Fractions of New Barrick Shares will not be issued to Randgold Shareholders. Instead, Randgold Shareholders who otherwise would have received a fraction of a New Barrick Share will instead receive an amount in cash rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than USD 5.00 will not be paid but will be retained for the benefit of the New Barrick Group.

21.	Disclosure of interests in Randgold relevant securities

Except for the irrevocable undertakings referred to in paragraph 7 above and the Strategic Investment Agreement and the undertaking referred to in paragraph 15 above, as at close of business on 21 September 2018 (being the latest practicable date prior to the date of this announcement), neither Barrick, nor any of the directors of Barrick or any member of the Barrick Group, nor, so far as the directors of Barrick are aware, any person acting in concert with Barrick for the purposes of the Merger had any interest in, right to subscribe for, or had borrowed or lent any Randgold Shares or securities convertible or exchangeable into Randgold Shares, nor did any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, or any dealing arrangement of the kind referred to in Note 11 of the definition of “acting in concert” in the Code, in relation to Randgold Shares or in relation to any securities convertible or exchangeable into Randgold Shares.

In the interests of secrecy prior to this announcement, Barrick has not made any enquiries in respect of the matters referred to in this paragraph of certain parties who may be deemed by the Panel to be acting in concert with Barrick for the purposes of the Scheme. Enquiries of such parties will be made as soon as practicable following the date of this announcement and any disclosure in respect of such parties will be included in the Scheme Document.

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22.	Overseas Shareholders

The availability of the Merger and the distribution of this announcement to persons resident in, or citizens of, or otherwise subject to, jurisdictions outside Canada, the United States, the United Kingdom, or Jersey may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Randgold Shareholders and holders of the Randgold ADSs who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

This announcement does not constitute an offer for sale for any securities or an offer or an invitation to purchase any securities. Randgold Shareholders and holders of the Randgold ADSs are advised to read carefully the Scheme Document and related Forms of Proxy once these have been dispatched.

23.	Randgold issued share capital and Barrick issued common shares

In accordance with Rule 2.9 of the Code, Randgold confirms that it had 94,475,346 Randgold Shares in issue as at the close of business on 21 September 2018, each ordinary share carrying one vote. 58,186 ordinary shares are currently held on trust and do not confer voting rights. Accordingly, the total number of voting rights is 94,417,160. The International Securities Identification Number for Randgold Shares is GB00B01C3S32.

Randgold has an American Depositary Share (“ADS”) programme, for which Citibank, N.A. acts as depositary, one ADS represents one Randgold Share, with ISIN US7523443098. The ADSs trade on NASDAQ.

In accordance with Rule 2.9 of the Code, Barrick confirms that it had 1,167,593,272 common shares with no par value in issue as at the close of business on 21 September 2018. The International Securities Identification Number for Barrick Shares is CA0679011084.

24.	Documents published on a website

Copies of the following documents will, by no later than 12 noon (London time) on 25 September 2018, be published on Randgold’s website at www.randgoldresources.com and/or Barrick’s website at www.barrick.com or www.barrick.com/a-new-champion (as relevant) until the end of the Merger:

•	this announcement;

•	the confidentiality agreement referred to in paragraph 14 above;

•	the cooperation agreement referred to in paragraph 14 above;

•	the irrevocable undertakings and voting and support agreements listed in Appendix 3 to this announcement;

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•	the Strategic Investment Agreement referred to in paragraph 15 above; and

•	the Acknowledgment referred to in paragraph 15 above.

25.	General

The Merger will be subject to the Conditions and certain further terms set out in Appendix 1 and the further terms and conditions set out in the Scheme Document when issued.

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Certain terms used in this announcement are defined in Appendix 4.

26.	Enquiries

Barrick
Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com	Carole Cable Partner Brunswick Group LLP Tel +44 (0)20 7404 5959 Direct +44 (0)20 7396 7458 Mob +44 (0)7974 982 458 ccable@brunswickgroup.com

M. Klein and Co. (financial adviser to Barrick)

David Friedman	+1-212-380-7500

Peter Seibold

Cyrus Hiramanek

Morgan Stanley (financial adviser to Barrick)

Colm Donlon	+44 207 425 8000

Richard Tory	+1 416 943 8400

Jan Lennertz	+1 212 761 4000

Randgold

Chief Executive Officer Mark Bristow	Financial Director and Chief Financial Officer Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

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CIBC (financial adviser to Randgold)

Neil Johnson	+44 20 7234 6000

Oliver Ward

Barclays (financial adviser and corporate broker to Randgold)

Paul Knight	+1 (416) 863 8900

Nishant Amin	+44 (0) 20 7623 2323

Davies Ward Phillips & Vineberg LLP, Freshfields Bruckhaus Deringer LLP, Cravath, Swaine & Moore LLP and Carey Olsen are retained as legal advisers for Barrick.

Norton Rose Fulbright LLP, Norton Rose Fulbright US LLP, Stikeman Elliott LLP and Ogier are retained as legal advisers for Randgold.

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. Subject to the right of Barrick to implement the Merger by way of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the Merger will be implemented solely by means of the Scheme Document, which will contain the full terms and conditions of the Merger including details of how to vote in respect of the Merger. Barrick will prepare the Barrick Information Circular to be distributed to Barrick Shareholders, containing details of the Merger, notice of the Barrick Special Meeting and information on the New Barrick Shares. Barrick and Randgold urge Randgold Shareholders to read the Scheme Document carefully when it becomes available, because it will contain important information in relation to the Merger and the New Barrick Shares. Barrick also urges Barrick Shareholders to read the Barrick Information Circular carefully when it becomes available because it will contain important information in relation to the Merger and the New Barrick Shares.

Any vote in respect of resolutions to be proposed at the Randgold Meetings to approve the Merger, the Scheme or related matters, or other responses in relation to the Merger, should be made only on the basis of the information contained in the Scheme Document. Similarly, any vote in respect of resolutions to be proposed at the Barrick Special Meeting to approve the issuance of New Barrick Shares under the Merger should be made only on the basis of the information contained in the Barrick Information Circular.

Please be aware that addresses, electronic addresses and certain other information provided by Randgold Shareholders, persons with information rights and other relevant persons for the

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receipt of communications from Randgold may be provided to Barrick during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

M. Klein and Co., which is authorized by the U.S. Securities & Exchange Commission and regulated in the United States by the Financial Industry Regulatory Authority (“FINRA”) and the U.S. Securities & Exchange Commission, is acting exclusively for Barrick and no one else in connection with the Merger and will not be responsible to anyone other than Barrick for providing the protections afforded to clients of M. Klein and Co. or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither M. Klein and Co. nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of M. Klein and Co. in connection with any matter referred to in this announcement or otherwise.

Morgan Stanley, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively as financial adviser to Barrick and no one else in connection with the Merger, this announcement and the matters described herein, and shall not be responsible to anyone other than Barrick for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection with the Merger, this announcement or any matter referred to herein. Neither Morgan Stanley nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Morgan Stanley in connection with the Merger, this announcement or any matter referred to herein.

CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to herein. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with this announcement, any statement contained herein, the Merger or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

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Technical information

The technical and scientific information contained in this announcement in respect of Randgold has been reviewed and approved for release by Simon Bottoms, Group Mineral Resource Manager for Randgold and Rodney Quick Group General Manager Evaluations for Randgold who are Randgold’s Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The technical and scientific information contained in this announcement in respect of Barrick has been reviewed and approved for release by Rick Sims, Registered Member SME, Vice President, Resources and Reserves of Barrick, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular the ability of persons who are not citizens of and resident in Canada, the United States, the United Kingdom or Jersey, to vote their Randgold Shares with respect to the Scheme at the Jersey Court Meeting, or to appoint another person as proxy to vote at the Jersey Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Merger. If the Merger is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

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Further details in relation to Overseas Shareholders will be contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been mailed.

Additional information for US investors

The Merger is being made to acquire the securities of a Jersey company by means of a scheme of arrangement provided for under Jersey law. Any securities issued as a result of this Merger by means of a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, pursuant to the exemption from registration set forth in Section 3(a)(10) thereof, and also will not be subject to the tender offer rules promulgated under the US Securities Exchange Act of 1934. Accordingly, the Scheme will be subject to disclosure requirements and practices applicable in the UK and Jersey to schemes of arrangement, which are different from the disclosure requirements of the US tender offer rules. Except in relation to non-GAAP financial performance measures, the financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If Barrick exercises its right to implement the acquisition of the Randgold Shares in accordance with the Cooperation Agreement by way of a Takeover Offer, such offer will be made in compliance with applicable US laws and regulations, including the registration requirements of the US Securities Act of 1933 and the tender offer rules under the US Securities Exchange Act of 1934 and any applicable exemptions provided thereunder.

Barrick’s mineral reserves and mineral resources have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. Randgold’s mineral resource and ore reserve estimates have been prepared according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (the JORC (2012) Code). Randgold has reconciled the mineral resources and ore reserves to the definition standards incorporated in National Instrument 43-101 and there are no material differences. For United States reporting purposes, Industry Guide 7 (under the US Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects, the SEC does not recognize such terms. Canadian and JORC (2012) Code standards differ significantly from the requirements of the SEC, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of any mineral resources constitute or will be converted into reserves. Accordingly, information contained in this announcement and in the documents incorporated by reference herein containing descriptions of Barrick’s and Randgold’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder.

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US Holders and US Randgold ADS Holders also should be aware that the transaction contemplated herein may have tax consequences in the United States and, that such consequences, if any, are not described herein. US Holders and US Randgold ADS Holders are urged to consult with independent professional advisors regarding the legal, tax and financial consequences of the Merger applicable to them.

It may be difficult for US Holders and US Randgold ADS Holders to enforce their rights and claims arising out of the US federal securities laws, since Barrick and Randgold are located in countries other than the US, and some or all of their officers and directors may be residents of countries other than the US. US Holders and US Randgold ADS Holders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

In accordance with normal UK practice, Barrick or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Randgold Shares outside of the US, other than pursuant to the Merger, until the date on which the Merger and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Additional information for Canadian investors

The enforcement by Canadian Holders or Canadian Randgold ADS Holders of civil liabilities under the Canadian securities laws may be affected adversely by the fact that Randgold is incorporated or organized under the laws of a jurisdiction other than Canada, that some or all of Barrick’s and Randgold’s officers and directors are and will be residents of countries other than Canada, that some or all of the experts named in this announcement may be residents of countries other than Canada, and that all or a substantial portion of the assets of Barrick, Randgold and such persons are and will be located outside Canada. As a result, it may be difficult or impossible for Canadian Holders or Canadian Randgold ADS Holders to effect service of process within Canada upon Randgold, Barrick’s and Randgold’s respective officers or directors or the experts named herein, or to realize against them, upon judgments of courts of Canada predicated upon liabilities under Canadian securities laws. In addition, Canadian Holders or Canadian Randgold ADS Holders should not assume that the courts of Jersey: (a) would enforce judgments of Canadian courts obtained in actions against such persons predicated upon civil liabilities under Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the Canadian securities laws.

The distribution of the New Barrick Shares pursuant to the Merger will constitute a distribution of securities that is exempt from the prospectus requirements of Canadian securities law and is exempt from or otherwise is not subject to the registration requirements under applicable securities law. The New Barrick Shares received pursuant to the Merger will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that (i) the trade is not a “control distribution” as defined in Canadian securities law, (ii) no unusual effort is made to prepare the market or to create a

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demand for Barrick Shares, (iii) no extraordinary commission or consideration is paid to a person in respect of such sale, and (iv) if the selling security holder is an insider or officer of Barrick, as the case may be, the selling security holder has no reasonable grounds to believe that Barrick, as the case may be, is in default of applicable Canadian securities law.

Canadian Holders and Canadian Randgold ADS Holders should be aware that the Merger described in this announcement may have tax consequences in Canada and should consult their own tax advisors to determine the particular tax consequences to them of the Merger in light of their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

Additional information for Australian investors

The New Barrick Shares may not be publicly offered, sold or advertised, directly or indirectly, in or from Australia. Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares constitutes a disclosure document or product disclosure statement under Part 6D.2 or Chapter 7 of the Australian Corporations Act and this announcement has not been, and will not be lodged with the Australian Securities and Investments Commission. This announcement does not contain the information required to be contained in a disclosure document or product disclosure statement for the purposes of the Australian Corporations Act.

Neither this announcement, nor any other offering or marketing material relating to the New Barrick Shares or Merger, may be made available or distributed in Australia other than to Randgold Shareholders with a registered address in Australia and their advisors and in compliance with Australian law. Failure to comply with this restriction may contravene applicable Australian law.

Additional information for Swiss investors

The New Barrick Shares may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland. Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange, and neither this announcement nor any other offering or marketing material relating to the New Barrick Shares or the Merger, may be publicly distributed or otherwise made publicly available in Switzerland.

Additional information for Singaporean investors

Neither this announcement nor any other offering or marketing material relating to the New Barrick Shares will be lodged or registered as a prospectus with the Monetary Authority of Singapore and the offering made under this announcement is pursuant to Section 273 of the Securities and Futures Act, Chapter 289 of Singapore. Accordingly, neither this announcement nor any other offering or marketing material relating to the New Barrick Shares may be issued, circulated, distributed or otherwise made publicly available in Singapore.

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Additional information for Hong Kong investors

The contents of this announcement have not been reviewed by any regulatory authority in Hong Kong. The public in Hong Kong is advised to exercise caution in relation to the Merger and if the public in Hong Kong is in any doubt about any of the contents of this announcement, they should obtain independent professional advice.

This announcement must not be issued, circulated or distributed in Hong Kong other than (1) to “professional investors” as defined in the SFO and any rules made under the SFO, (2) to persons and in circumstances which do not result in this announcement being a “prospectus” as defined in section 2(1) of the CWMO or which do not constitute an offer to the public within the meaning of the CWMO or an invitation to the public within the meaning of the SFO or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFO and CWMO.

Forward looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Merger, and other information published by Barrick and Randgold contain statements which are, or may be deemed to be, “forward-looking statements” (or “forward-looking information”), under applicable securities laws including for the purposes of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Barrick and Randgold about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Merger on Barrick and Randgold, the expected timing and scope of the Merger and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words, such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although Barrick and Randgold believe that the expectations reflected in such forward-looking statements are reasonable, Barrick and Randgold can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Conditions and the ability to consummate the Merger, as well as additional factors such as: risks relating to the Barrick Group’s and the Randgold Group’s credit rating; local and global political and economic conditions; the Barrick Group’s and the Randgold Group’s economic model and liquidity risks; fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); financial services risk; the risks associated with Barrick’s and Randgold’s brand, reputation and trust; environmental risks; safety and technology risks; the ability to realise the anticipated benefits of the Merger or implementing the business plan for the New Barrick Group, including as a

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result of a delay in completing the Merger or difficulty in integrating the businesses of the companies involved (including the retention of key employees); changes in or enforcement of national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, the Democratic Republic of Congo, Mali and other jurisdictions in which the Barrick Group and Randgold Group carry on business or in which the New Barrick Group may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; legal or regulatory developments and changes; the outcome of any litigation, arbitration or other dispute proceeding; the impact of any acquisitions or similar transactions; competition and market risks; the impact of foreign exchange rates; pricing pressures; the possibility that future exploration results will not be consistent with expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; and business continuity and crisis management. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Barrick nor Randgold, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules of the FCA), neither Barrick nor Randgold is under any obligation, and Barrick and Randgold expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No profit forecasts or quantified financial benefits statement

No statement in this announcement is intended as a profit forecast, profit estimate or quantified financial benefits statement.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London

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time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section “Dealing disclosure requirements” are defined in the Code which can be found on the Takeover Panel’s website.

Non-GAAP Financial Performance Measures

Certain financial performance measures used in this announcement – namely EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, cash costs per ounce, and total cash costs – are not prescribed by IFRS. These non-GAAP financial performance measures are included because management has used the information to analyze the combined business performance and financial position of the New Barrick Group. These non-GAAP financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and financial position of the New Barrick Group, certain non-GAAP financial performance measures of each of Barrick and Randgold have been combined to show an aggregate number. Where a component of the aggregated non-GAAP financial performance measure has been previously reported by

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Barrick or Randgold we have included in Appendix 5 to this announcement details regarding the manner in which non-GAAP financial performance measures have been aggregated for purposes of this announcement as well as reconciliations to the most directly comparable GAAP measures as reported by Barrick and Randgold, together with an explanation of the rationale for including the non-GAAP measure.

In order to provide a relative comparison of the New Barrick Group to its Senior Gold Peers, certain financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of data presented by either Factset, Wood Mackenzie or Bloomberg which contain non-GAAP financial performance measures. These non-GAAP financial performance measure comparisons – namely “lowest total cash costs”, “highest Adjusted EBITDA margin”, “highest return on capital” and “lowest gross debt to Adjusted EBITDA ratio” are based solely on the data presented by Factset, Wood Mackenzie or Bloomberg (as applicable) and are intended to provide additional information only and do not have any standardized meaning under IFRS. See “Third Party Data” below for further information.

Third Party Data

Certain comparisons of the New Barrick Group to its Senior Gold Peers (such as total cash cost, Adjusted EBITDA margin, return on capital and gross debt to adjusted EBITDA ratio) are based on data obtained from Wood Mackenzie, Factset and Bloomberg as of 31 August 2018 (unless otherwise stated). Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Factset is a financial data and software company which provides financial information and analytic software for, among others, investment professionals. Bloomberg is a software, data and media company which delivers business and market news, data and analysis. Neither Wood Mackenzie, Factset nor Bloomberg has any affiliation to Barrick or Randgold.

Where figures for the New Barrick Group are compared to its Senior Gold Peers, the data from either Wood Mackenzie, Factset or Bloomberg (as applicable) has been used to ensure consistency in the compared measures across the New Barrick Group and the comparator group. Neither Barrick nor Randgold has the ability to verify the Wood Mackenzie, Factset or Bloomberg figures and the non-GAAP financial performance measures used by Wood Mackenzie, Factset and Bloomberg may not correspond to the non-GAAP financial performance measures calculated by Barrick, Randgold or any of the Senior Gold Peers.

Publication on Website

A copy of this announcement and the documents required to be published by Rule 26 of the Code will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Barrick’s website at www.barrick.com and www.barrick.com/a-new-champion and Randgold’s website at www.randgoldresources.com by no later than 12 noon (London time) on the business day following the date of this announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

This announcement will also be available on SEDAR under Randgold’s profile at www.sedar.com and on EDGAR under Randgold’s profile at www.sec.gov.

In accordance with Rule 30.3 of the Code, Barrick Shareholders and Randgold Shareholders may request a hard copy of this announcement by contacting Computershare during business hours at 03707074040 (from within Jersey or the UK) or +44 3707074040 (from outside Jersey or the UK) or by submitting a request in writing to Computershare Investor Services

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PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. If you have received this announcement in electronic form, copies of this announcement and any document or information incorporated by reference into this document will not be provided unless such a request is made.

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Appendix 1

Conditions and Certain Further Terms of the Scheme and the Merger

A.	Conditions to the Scheme and Merger

1.	The Merger will be conditional upon the Scheme becoming unconditional and becoming effective, subject to the provisions of the Code, by no later than the Longstop Date.

Scheme approval

2.	The Scheme will be conditional upon:

(a)

approval of the Scheme at the Jersey Court Meeting (or at any adjournment thereof, provided that the Jersey Court Meeting may not be adjourned beyond the 22nd day after the expected date of the Jersey Court Meeting to be set out in the Scheme Document in due course or such later date (if any) as Barrick and Randgold may agree and the Jersey Court may allow) by a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, representing three-fourths (3/4ths) or more of the voting rights of all Scheme Shares voted;

(b)

all resolutions in connection with or required to approve and implement the Scheme as set out in the notice of the Extraordinary General Meeting (including, without limitation, the Special Resolution) being duly passed by the requisite majority at the Extraordinary General Meeting (or at any adjournment thereof, provided that the Extraordinary General Meeting may not be adjourned beyond the 22nd day after the expected date of the Extraordinary General Meeting to be set out in the Scheme Document in due course or such later date (if any) as Barrick and Randgold may agree and the Jersey Court may allow); and

(c)

the sanction of the Scheme without modification or with modification on terms acceptable to Barrick and Randgold, provided that the Scheme Court Hearing may not be adjourned beyond the 22nd day after the expected date of the Scheme Court Hearing to be set out in the Scheme Document in due course or such later date (if any) as Barrick and Randgold may agree and the Jersey Court may allow) and the delivery of the Scheme Court Order to the Registrar of Companies.

In addition, Barrick and Randgold have agreed that the Merger will be conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such conditions (as amended, if appropriate) have been satisfied or, where relevant, waived:

Barrick Shareholder approval

3.

The Barrick Shareholder Resolution being duly passed by a simple majority of the votes cast by Barrick Shareholders represented in person or by proxy at the Barrick Special Meeting and such Barrick Shareholder Resolution remaining valid.

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New Barrick Share listings

4.	In respect of the New Barrick Shares:

(a)

confirmation having been received by Barrick from the New York Stock Exchange that the New Barrick Shares have been conditionally accepted for listing, subject to official notice of issuance, on the New York Stock Exchange (and such acceptance not having been withdrawn);

(b)

confirmation having been received by Barrick that the New Barrick Shares have been conditionally accepted for listing, subject only to satisfaction of customary conditions of the Toronto Stock Exchange, on the Toronto Stock Exchange (and such acceptance not having been withdrawn); and

(c)

in the event the Merger is implemented by way of a Takeover Offer, absent an available exemption from the registration requirements of the U.S. Securities Act, the Registration Statement having been declared effective by the SEC and no stop order having been issued or proceedings for suspension of the effectiveness of the Registration Statement having been initiated by the SEC.

Competition clearances

5.

Without limitation to Condition 6 below, all and any approvals for the Merger that may be required in terms of the South African Competition Act are granted by the South African Competition Authorities (being the South African Competition Tribunal or the Competition Appeal Court, as the case may be) under the South African Competition Act, no. 89 of 1998 (as amended), and such approvals shall remain in force and not have been revoked.

General Third Party clearances

6.

All notifications to and filings with, Third Parties which are necessary or are reasonably considered appropriate or desirable by Barrick and Randgold having been made, all applicable waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as applicable) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Scheme or Merger or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Randgold or any other member of the Wider Randgold Group by any member of the Wider Barrick Group, or the carrying on by any member of the Wider Randgold Group of any material aspect of its business.

7.

No Third Party having given notice that it has decided to, or that it is considering deciding to, take, institute, assert, implement or threaten any demand, request, action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed any statute, regulation, decision or order or having taken any other steps or required any action to be taken or otherwise having done anything (including making or asserting any demand, claim or request for any fee, tax, levy, charge, impost or payment of any nature) which would or might reasonably be expected to:

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(a)

make the Scheme or the Merger or, in each case, its implementation or the acquisition or proposed acquisition by Barrick or any member of the Wider Barrick Group of any shares or other securities in, or control or management of, Randgold or any member of the Wider Randgold Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or materially delay the same or impose additional material conditions or obligations with respect to the Scheme or the Merger or such acquisition, or otherwise materially impede, challenge or interfere with the Scheme or Merger or such acquisition, or require material amendment to the terms of the Scheme or Merger or the acquisition or proposed acquisition of any Randgold Shares or the acquisition of control or management of Randgold or the Wider Randgold Group by Barrick or any member of the Barrick Group;

(b)

materially limit or delay, or impose any limitations on, the ability of any member of the Wider Barrick Group or any member of the Wider Randgold Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider Randgold Group or any member of the Wider Barrick Group;

(c)

require, prevent, delay or impose obligations or restrictions on any divestiture by any member of the Wider Barrick Group of any shares or other securities in any member of the Wider Randgold Group or otherwise adversely impact the ownership by any member of the Wider Randgold Group of an asset that is material to the Wider Randgold Group when as a whole;

(d)

require, prevent, delay or impose obligations or restrictions on any divestiture by any member of the Wider Barrick Group or by any member of the Wider Randgold Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

(e)

except pursuant to Article 119, require any member of the Wider Barrick Group or of the Wider Randgold Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(f)

materially limit the ability of any member of the Wider Barrick Group or of the Wider Randgold Group to conduct or integrate or coordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Barrick Group or of the Wider Randgold Group;

(g)	result in any member of the Wider Randgold Group or the Wider Barrick Group ceasing to be able to carry on business under any name under which it presently does so;

(h)

result in any payments (including any fee, tax, levy, charge, impost or payment of any other nature) to a Third Party by any member of the Wider Randgold Group or the Wider Barrick Group, or any of their shareholders, which payments, in aggregate, would be material to the Wider Barrick Group; or

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(i)	otherwise materially adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider Randgold Group or of the Wider Barrick Group,

and all applicable waiting and other time periods during which any Third Party could decide to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or take any other step or require any action to be taken or otherwise having done anything under the laws of any relevant jurisdiction in respect of the Merger having expired, lapsed or been terminated.

8.

All Authorisations which are necessary or are reasonably considered necessary or appropriate by Barrick in any relevant jurisdiction for or in respect of the Scheme or Merger or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Randgold or any other member of the Wider Randgold Group by any member of the Wider Barrick Group or the carrying on by any member of the Wider Randgold Group of its business having been obtained, in terms and in a form satisfactory to Barrick, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Randgold Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same.

Certain matters arising as a result of any arrangement, agreement etc.

9.

Except as Disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Randgold Group or the Wider Barrick Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Scheme or Merger or the acquisition or proposed acquisition of any shares or other securities in, or control of, Randgold or any other member of the Wider Randgold Group by any member of the Wider Barrick Group or otherwise, would reasonably be expected to result in (in each case to an extent which would reasonably be expected to be material and adverse in the context of the Wider Randgold Group or the Wider Barrick Group, in each case, taken as a whole):

(a)

any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Randgold Group or the Wider Barrick Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity date or repayment date or the ability of any member of the Wider Randgold Group or the Wider Barrick Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(b)

the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Randgold Group or the Wider Barrick Group or any

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such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(c)

any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider Randgold Group or the Wider Barrick Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(d)

any asset or interest of any member of the Wider Randgold Group or the Wider Barrick Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider Randgold Group or the Wider Barrick Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Randgold Group or the Wider Barrick Group otherwise than in the ordinary course of business;

(e)	any member of the Wider Randgold Group or the Wider Barrick Group ceasing to be able to carry on business under any name under which it presently does so;

(f)	the creation of liabilities (actual or contingent) by any member of the Wider Randgold Group or the Wider Barrick Group other than in the ordinary course of business;

(g)

the rights, liabilities, obligations or interests of any member of the Wider Randgold Group or the Wider Barrick Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(h)	the financial or trading position or the value of any member of the Wider Randgold Group or the Wider Barrick Group being prejudiced or adversely affected,

and no event having occurred since 31 December 2017 which, under any provision of any such arrangement, agreement, licence, permit or other instrument, would reasonably be expected to result in any of the events or circumstances which are referred to in paragraphs (a) to (h) of this Condition 9.

10.

Since 31 December 2017 and except as Disclosed and except as between any of Randgold and its wholly owned subsidiaries, or as between any of Barrick and its wholly owned subsidiaries, no member of the Wider Randgold Group or Wider Barrick Group having (in any case to an extent which is or would be material in the context of the Wider Randgold Group or Wider Barrick Group, in each case, taken as a whole):

(a)

issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities

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or transferred or sold any shares out of treasury, other than any shares issued or shares transferred from treasury upon the exercise of any options granted under any of the Randgold Share Plans or Barrick Share Plans;

(b)	purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(c)

except as contemplated by the Cooperation Agreement or in this Announcement, recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise (except for dividends or other distributions lawfully made or paid out in the ordinary course of business to shareholders as required under joint venture arrangements) or made any bonus issue;

(d)	made or authorised any change in its loan capital;

(e)

(other than any acquisition or disposal in the ordinary course of business) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same;

(f)	issued or authorised the issue of, or made any change in or to, any debentures or incurred or increased any indebtedness or liability (actual or contingent);

(g)	entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(i)	is of a long term, onerous or unusual nature or magnitude or which could involve an obligation of such nature or magnitude; or

(ii)	could restrict the business of any member of the Wider Randgold Group or the Wider Barrick Group; or

(iii)	is other than in the ordinary course of business;

(h)

entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider Randgold Group or the Wider Barrick Group;

(i)	entered into or varied the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider Randgold Group or the Wider Barrick Group;

(j)

taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any

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analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(k)

been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(l)	waived or compromised any claim, otherwise than in the ordinary course of business;

(m)	except for the Continuance, made any alteration to its memorandum or articles of association;

(n)	made or agreed or consented to:

(i)	any change:

(A)	to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(B)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder; or

(C)	the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(D)	the basis upon which the liabilities (including pensions) or such pension schemes are funded, valued or made, or

(ii)	any change to the trustees including the appointment of a trust corporation;

(o)

proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Randgold Group; or

(p)

entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition 10.

No adverse change, litigation or regulatory enquiry

11.

Since 31 December 2017 and except as Disclosed (in any case to an extent which is or would be material in the context of the Wider Randgold Group or Wider Barrick Group, in each case, taken as a whole):

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(a)	there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Wider Randgold Group or Wider Barrick Group;

(b)	no contingent or other liability of any member of the Wider Randgold Group or Wider Barrick Group having arisen or become apparent or increased;

(c)

no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Randgold Group or Wider Barrick Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Randgold Group or Wider Barrick Group;

(d)

(other than as a result of or in connection with the Merger) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider Randgold Group or Wider Barrick Group;

(e)

other than with the consent of Barrick, no action having been taken or proposed by any member of the Wider Randgold Group, or having been approved by Randgold Shareholders or consented to by the Panel, which falls or would fall within or under Rule 21.1 of the Code or which otherwise is or would be materially inconsistent with the implementation by Barrick of the Merger on the basis contemplated as at the date of this announcement; and

(f)	no member of the Wider Randgold Group or Wider Barrick Group having conducted its business in breach of any applicable laws and regulations.

No discovery of certain matters

12.	Barrick not having discovered in relation to the Wider Randgold Group and Randgold not having discovered in relation to the Wider Barrick Group:

(a)

that any financial or business or other information concerning the Wider Randgold Group or the Wider Barrick Group, as applicable disclosed at any time by or on behalf of any member of the Wider Randgold Group, whether publicly, to any member of the Wider Barrick Group or by or on behalf of any member of the Wider Barrick Group to any member of the Wider Randgold Group, or to any of their advisers or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the Announcement Date by disclosure either publicly or otherwise to Barrick or Randgold, as applicable (in any case to an extent which is or would be material in the context of the Wider Randgold Group or the Wider Barrick Group, in each case, taken as a whole);

(b)	except as Disclosed, that any member of the Wider Randgold Group or the Wider Barrick Group is subject to any liability (actual or contingent); or

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(c)

any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider Randgold Group or of the Wider Barrick Group (in any case to an extent which is or would be material in the context of the Wider Randgold Group or the Wider Barrick Group, in each case, taken as a whole).

13.

Other than to the extent fairly disclosed in writing to the other party before the Announcement Date, Barrick not having discovered in relation to the Wider Randgold Group and Randgold not having discovered in relation to the Wider Barrick Group:

(a)

that any past or present member of the Wider Randgold Group or Wider Barrick Group has not complied in all material respects with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the Wider Randgold Group or Wider Barrick Group;

(b)

that there is, or is likely to be, any material liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Randgold Group or Wider Barrick Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise; or

(c)

that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Randgold Group or of the Wider Barrick Group (in any case to an extent which is or would be material in the context of the Wider Randgold Group or Wider Barrick Group, in each case, taken as a whole).

Anti-corruption, sanctions and criminal property

14.	Barrick not having discovered in relation to the Wider Randgold Group and Randgold not having discovered in relation to the Wider Barrick Group that, or it not otherwise having been determined that:

(a)	any past or present member, director, officer or employee of the Wider Randgold Group or the Wider Barrick Group is or has at any time engaged in

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any activity, practice or conduct (including inaction or a failure to engage in conduct, and including engaging in any activity, practice or conduct through an agent performing services on behalf of such person) which constitutes an offence or a breach of obligations under the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977, as amended, or any other anti-corruption legislation applicable to the Wider Randgold Group or Wider Barrick Group;

(b)

any asset of any member of the Wider Randgold Group or the Wider Barrick Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002, as amended (but disregarding paragraph (b) of that definition) or is deemed to be the proceeds of crime under any applicable legislation;

(c)

any past or present member, director, officer or employee of the Wider Randgold Group or the Wider Barrick Group, or any other person for whom any such person may be liable or responsible (in each case including through an agent performing services on behalf of such person), has engaged in any business with, made any investments in, facilitated any other party in their business with, supplied or received any goods, technical data or services to or from, made any funds or assets available to or received any funds or assets from: (i) any government, entity, organization, or individual in respect of which US or European Union persons, or persons operating in those territories, are prohibited from engaging in activities or doing business, or from receiving or making available funds or economic resources, by US or European Union laws or regulations including the economic sanctions administered by the United States Office of Foreign Assets Control, the United States Department of State, or HM Treasury & Customs; or (ii) any government, entity, organization, or individual designated either directly or indirectly (by virtue of ownership, control or other factors) or targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states;

(d)

a member of the Randgold Group or the Barrick Group has engaged in any activity or transaction which would cause Barrick or Randgold to be in breach of any law or regulation or otherwise subject it to restrictions, penalties or sanctions upon Barrick’s acquisition of Randgold including the economic sanctions of the United States Office of Foreign Assets Control, the United States Department of State, HM Treasury & Customs, or any government entity, organization, or individual designated or targeted by any of the economic sanctions of the United Nations, the United States, the European Union or any of its member states, or the requirements of the United States Securities and Exchange Commission; or

(e)

without limitation to Conditions 14(c) or 14(d) above, any member of the Wider Randgold Group or the Wider Barrick Group has received a notice from any government authority of an inquiry, investigation or regulatory proceeding, proposed cancellation, revocation, or avoidance of any license, permit, or authorization applicable to any asset, intention to impose a penalty, forfeiture or other sanction or been named in a civil action brought by a

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government authority or any private party (including a derivative shareholder action) related to a potential violation of the Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977, as amended, or any other anti-corruption legislation applicable to the Wider Randgold Group or the Wider Barrick Group, or any applicable economic sanctions or anti-money laundering legislation.

B.	Waiver and invocation of the Conditions

1.

The Scheme will not become effective, and will lapse, unless the Conditions have been fulfilled or (to the extent capable of waiver) waived or, where appropriate, have been determined to be or remain satisfied by no later than the Longstop Date.

2.	Subject to the requirements of the Panel, Barrick reserves the right in its sole discretion to waive:

(a)

those parts of all or any of the Conditions set out in paragraph 2 of Part A of this Appendix 1 relating to the deadlines for the Jersey Court Meeting, Extraordinary General Meeting and/or the Scheme Court Hearing. If any such deadline is not met, Barrick shall make an announcement by 8.00 a.m. on the business day following such deadline confirming whether it has invoked the relevant Condition, waived the relevant deadline or agreed with Randgold to extend the relevant deadline; and

(b)

all or any of Conditions 5, 6 and 8 and (so far as they relate to Randgold, the Wider Randgold Group or any part thereof) all or any of Conditions 7 and 9 to 14 (inclusive), in each case, in whole or in part, in Part A of this Appendix 1.

3.

Randgold reserves the right in its sole discretion to waive (so far as they relate to Barrick, the Wider Barrick Group or any part thereof) in whole or in part, all or any of Conditions 7 and 9 to 14 (inclusive) in Part A of this Appendix 1. This right:

(a)	is subject to the requirements of the Panel; and

(b)

shall cease to have any effect if a Randgold Board Adverse Recommendation Change occurs, in which case Randgold shall no longer have the right to waive any of Conditions 7 and 9 to 14 (inclusive) in Part A of this Appendix 1, whether in whole or in part and, instead, Barrick shall have the right in its sole discretion to waive any of such Conditions in whole or in part including (without limitation) if they relate to Barrick, the Wider Barrick Group or any part thereof.

4.	Save as set out above in respect of paragraphs 2 and 3, the Conditions set out in paragraphs 1 to 4 (inclusive) in Part A of this Appendix 1 cannot be waived.

5.

Neither Barrick nor Randgold shall be under any obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of the Conditions in Part A above (insofar as they apply to each of them) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other Conditions may at such earlier date have been waived

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or fulfilled and that there are, at such earlier date, no circumstances indicating that any Condition may not be capable of fulfilment.

6.	The Merger shall lapse if:

(a)

in so far as the Merger or any matter arising from or relating to the Scheme or Merger constitutes a concentration with a Community dimension within the scope of the Regulation, the European Commission either initiates proceedings under Article 6(1)(c) of the Regulation or makes a referral to a competent authority in the United Kingdom under Article 9(1) of the Regulation and there is then a CMA Phase 2 Reference; or

(b)	the Merger or any matter arising from or relating to the Scheme or Merger becomes subject to a CMA Phase 2 Reference,

in each case before the date of the Jersey Court Meeting.

7.

Under Rule 13.5 of the Code, Barrick may not invoke a Condition so as to cause the Merger not to proceed, to lapse or be withdrawn, unless the circumstances which give rise to the right to invoke the Condition are of material significance to Barrick in the context of the Merger. Conditions 1, 2, 3 and 4 in Part A of this Appendix 1 are not subject to this provision of the Code.

8.	Randgold may not invoke a Condition so as to cause the Merger not to proceed, to lapse or be withdrawn:

(a)

under Rule 13.6 of the Code, unless the circumstances which give rise to the right to invoke the Condition are of material significance to Randgold Shareholders in the context of the Merger. Conditions 1, 2, 3 and 4 in Part A of this Appendix 1 are not subject to this provision of the Code; or

(b)	following a Randgold Board Adverse Recommendation Change.

9.

If the Panel requires Barrick to make an offer or offers for any Randgold Shares under the provisions of Rule 9 of the Code, Barrick may make such alterations to the Conditions as are necessary to comply with the provisions of that Rule.

10.	Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

11.

The Scheme will be governed by Jersey law and will be subject to the jurisdiction of the Jersey courts and to the conditions and further terms set out in this announcement and in the Scheme Document. The Merger and the Scheme will be subject to the applicable requirements of the London Stock Exchange, the FCA, the Code, the Toronto Stock Exchange, the NYSE, NASDAQ and applicable securities laws in Canada and the United States.

C.	Implementation by way of Takeover Offer

Barrick reserves the right to elect in accordance with the Cooperation Agreement to implement the Merger by way of a Takeover Offer for the entire issued and to be issued share capital of Randgold not already held by Barrick as an alternative to the

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Scheme. In such an event, the Takeover Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable and subject to the terms of the Cooperation Agreement, as those which would apply to the Scheme, with such appropriate amendments including (without limitation) an Acceptance Condition set at 90 per cent. or such other percentage (being more than 50 per cent.) as the parties may agree in writing (or, in circumstances where (a) a Randgold Board Adverse Recommendation Change occurs, (b) a Competing Proposal for Randgold is recommended in whole or in part by the Randgold Directors or (c) Randgold announces its intention to proceed with a Competing Proposal for Randgold, as Barrick may decide (in each case subject to the Panel’s consent to the extent necessary)) in nominal value of the shares to which such Takeover Offer relates.

D.	Certain further terms of the Merger

Fractions of New Barrick Shares will not be issued to Randgold Shareholders. Instead, Randgold Shareholders who otherwise would have received a fraction of a New Barrick Share will instead receive an amount in cash rounded to the nearest cent, based on the amount obtained by multiplying such fraction by the average Closing Price of Barrick Shares on the NYSE on each of the five consecutive trading days ending on the trading day that is two trading days prior to the Effective Date, except that individual entitlements of less than USD 5.00 will not be paid but will be retained for the benefit of the New Barrick Group.

Randgold Shares will be acquired by Barrick fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them as at the date of this announcement or subsequently attaching or accruing to them, including the right to receive and retain, in full, all dividends and other distributions (if any) declared, made, paid or payable, or any other return of capital made, on or after the date of this announcement, other than any Randgold Equalisation Dividend and the Randgold Permitted Dividend.

If, on or after the date of this announcement, any dividend and/or other distribution and/or other return of capital (other than any Randgold Equalisation Dividend and the Randgold Permitted Dividend) is declared, made or paid or becomes payable in respect of the Randgold Shares, with a record date before the Scheme Record Time, Barrick reserves the right (without prejudice to any right of Barrick to invoke Condition 10(c) of Part A of this Appendix 1), to adjust the Exchange Ratio by reference to the amount of such dividend and/or distribution and/or return of capital, in which case any reference in this announcement or in the Scheme Document to the consideration payable under the terms of the Merger will be deemed to be a reference to the consideration as so adjusted. To the extent that any such dividend and/or distribution and/or other return of capital is declared, made or paid or is payable and it is: (i) transferred pursuant to the Merger on a basis which entitles Barrick to receive the dividend, distribution or return of capital and to retain it; or (ii) cancelled, the Exchange Ratio will not be subject to adjustment in accordance with this paragraph. Any exercise by Barrick of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Merger.

If after the date of this announcement, any Non-Permitted Barrick Dividend is declared, made or paid or becomes payable in respect of the Barrick Shares with a record date on or before

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the Effective Date, then Randgold reserves the right (in addition to the Randgold Permitted Dividend) to declare and pay, and the Randgold Shareholders will be entitled to receive and retain, prior to the Scheme Record Time a the Randgold Equalisation Dividend in respect of the Randgold Shares of an amount per Randgold Share equal to the amount of the Non-Permitted Barrick Dividend per Barrick Share multiplied by the Exchange Ratio (as may be reduced by Barrick as a result of any Randgold Return of Capital). Any exercise by Randgold of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Merger.

The Merger will be subject, inter alia, to the Conditions and certain further terms which are set out in this Appendix 1 and those terms which will be set out in the Scheme Document.

The availability of the Merger to persons not resident in Canada, the United States, the United Kingdom or Jersey may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than Canada, the United States, the United Kingdom or Jersey should inform themselves about and observe any applicable requirements. Further information in relation to Overseas Shareholders will be contained in the Scheme Document.

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Bases and Sources

Appendix 2

(a)	All references to Randgold Shares are to Randgold ordinary shares of USD 0.05 each. All references to Barrick Shares are to Barrick common shares with no par value.

(b)

The percentage of the common shares of the New Barrick Group that will be owned by Randgold Shareholders on a fully diluted basis is calculated by dividing the number of the New Barrick Shares to be issued under the terms of the Merger (as referred to in paragraph (e)(ii) below) by the common shares of the New Barrick Group (as referred to in paragraph (e) below) and multiplying the resulting sum by 100 to produce a percentage.

(c)	Randgold’s issued ordinary share capital refers to the 94,475,346 Randgold Shares in issue as at 5.00 p.m. on 21 September 2018.

(d)	Randgold’s fully diluted ordinary share capital is 95,726,057 Randgold Shares which has been calculated on the basis of:

(i)	the number of Randgold Shares in issue; and

(ii)	the maximum number of further Randgold Shares which may be issued on or after the date of this announcement on the exercise of options or vesting of awards under the Randgold Share Plans.

(e)	The common shares of the New Barrick Group has been calculated as the sum of:

(i)	a total number of 1,167,641,525 Barrick Shares in issue on a fully diluted basis as at 21 September 2018 as calculated using the treasury stock method; and

(ii)	586,609,277 New Barrick Shares which would be issued under the terms of the Merger based on the fully diluted ordinary share capital of Randgold.

(f)

The volume-weighted average price of a Barrick Share is derived from data provided by Bloomberg and refers to trading on the New York Stock Exchange; the volume-weighted average price of a Randgold ADS is derived from data provided by Bloomberg and refers to trading on NASDAQ.

(g)	For the purposes of the financial comparisons contained in this announcement, no account has been taken of any liability to taxation or the treatment of fractions under the Merger.

(h)

Unless otherwise stated, the financial information on Barrick is extracted (without material adjustment) from Barrick’s Annual Report, financial statements and MD&A for the financial year ended 31 December 2017 and from the announcement of Barrick’s interim results for the six months ended 30 June 2018.

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(i)

Unless otherwise stated, the financial information on Randgold is extracted (without material adjustment) from Randgold’s Annual Report and Accounts for the financial year ended 31 December 2017 and from the announcement of Randgold’s interim results for the six months ended 30 June 2018.

(j)	The market prices of the Randgold Shares are the last reported sale price in US dollars of a Randgold ADS as quoted on NASDAQ.

(k)	The market prices of the Barrick Shares are the last reported sale price in US dollars of a Barrick Share as quoted on the NYSE.

(l)

The financial comparisons between the New Barrick Group and the Senior Peer Group relating to total cash costs[1] are derived from data provided by Wood Mackenzie and include C1 cash costs, royalties and other indirect costs.

(m)

Return on capital[6] is calculated as net earnings before interest divided by average invested capital which consists of total debt plus total equity less cash and cash equivalents using data provided by Bloomberg as at 31 December 2017.

(n)

The Tier One Gold Assets have been identified using Wood Mackenzie’s global list of gold assets and applying the data requirements set out in the definition for Tier One Gold Assets in Appendix 4 to determine which of such gold assets satisfy the definition.

(o)	Where any financial metrics have been presented on a combined or aggregate basis, such metrics do not include any pro forma adjustments.

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Appendix 3

Details of Irrevocable Undertakings and Voting and Support Agreements

The following directors of Randgold have given irrevocable undertakings to vote in favour of the Scheme at the Jersey Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting in relation to the following Randgold Shares:

Name	Number of Randgold Shares	Percentage of issued ordinary share capital of Randgold

Mark Bristow	839,034	0.889%

Graham Shuttleworth	102,040	0.108%

Christopher Coleman	19,800	0.021%

Andrew Quinn	11,828	0.013%

Safaitou Ba-N’Daw	6,159	0.007%

Jemal-ud-din Kassum	7,200	0.008%

Olivia Kirtley	3,000	0.003%

Jeanine Mabunda Lioko	8,635	0.009%

The following directors of Barrick have entered into voting and support agreements to vote in favour of the Barrick Shareholder Resolution and the Continuance at the Barrick Special Meeting in relation to the following Barrick Shares:

Name	Number of Barrick Shares	Percentage of existing Barrick Shares

María Ignacia Benítez	0	0.000%

Gustavo Cisneros	11,000	0.001%

Graham G. Clow	19,138	0.002%

J. Michael Evans	0	0.000%

Brian L. Greenspun	31,185	0.003%

J. Brett Harvey	29,175	0.002%

Patricia Ann Hatter	1,864	0.000%

Pablo Marcet	8,500	0.001%

Anthony Munk	55,000	0.005%

J. Robert S. Prichard	30,000	0.003%

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Name	Number of Barrick Shares	Percentage of existing Barrick Shares

Steven J. Shapiro	30,000	0.003%

John L. Thornton	2,514,760	0.215%

Ernie L. Thrasher	50,000	0.004%

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Appendix 4

Definitions

The following definitions apply throughout this announcement unless the context requires otherwise.

“$”, “USD”, “US Dollars” or “cent”	the lawful currency of the US

“£”, “Sterling”, “pence” or “p”	the lawful currency of the UK

“Acacia”

Acacia Mining plc, a public limited company incorporated under the laws of England and Wales with registered number 07123187, whose registered office is at 5th Floor, 1 Cavendish Place, London, W1G 0QF

“Acceptance Condition”	means the acceptance condition to any Takeover Offer

“Acknowledgment”	means the undertaking and acknowledgment to be delivered by Shandong Gold to Barrick in connection with the Strategic Investment Agreement

“Adjusted EBITDA”	earnings before interest, tax, depreciation and amortization as adjusted for earnings and costs for each of Barrick and Randgold and calculated as set out in Appendix 5

“Adjusted EBITDA margin”	for a defined period is a percentage equal to Adjusted EBITDA for such defined period divided by total reported revenue for the same defined period

“Agreed Switch”	has the meaning given to it in clause 9.1(a) of the Cooperation Agreement

“Announcement Date”	24 September 2018, being the date of release of this announcement

“Authorisations”	authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals

“Australian Corporations Act”	the Corporations Act 2001 (Cth)

“Barclays”	Barclays Bank PLC, acting through its Investment Bank

“Barrick”	Barrick Gold Corporation

“Barrick Board Adverse Recommendation Change”	the Board of Barrick:
(a) withdrawing (or modifying in any manner adverse to Randgold), or proposing publicly to withdraw (or modify in any manner adverse to

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       Randgold), the Barrick Recommendation;

(b)   adopting, approving, recommending or declaring advisable, or proposing publicly to adopt, approve, recommend or declare advisable, any Competing Proposal for Barrick;

(c)   failing to include the Barrick Recommendation in this announcement or the Barrick Information Circular; or

(d)   entering into an acquisition agreement in certain circumstances specified in the Cooperation Agreement

“Barrick Group”	Barrick and its subsidiary undertakings

“Barrick Information Circular”

any circular (including all schedules, appendices and exhibits thereto) to be sent by Barrick to Barrick Shareholders in connection with the Barrick Special Meeting, including any amendments or supplements thereto

“Barrick Permitted Dividends”

Barrick quarterly dividends of: (i) up to USD 0.03 per Barrick Share for the three month period ending 30 September 2018; and (ii) up to USD 0.05 per Barrick Share (with a record date prior to the Effective Date) for the three month period ending 31 December 2018, in each case if, as and when declared by the Board of Barrick

“Barrick Recommendation”	means an unqualified recommendation by the Barrick Board to the Barrick Shareholders to vote in favour of the Barrick Shareholder Resolution

“Barrick Share Plans”

means the Barrick Restricted Share Unit Plan, the Barrick Deferred Share Unit Plan, the Barrick Performance Granted Share Unit Plan, the Barrick Global Employee Share Plan, the Barrick Share Purchase Plan, the Barrick Stock Option Plan (2004) and the Barrick Amended and Restated Stock Option Plan

“Barrick Shareholder Resolution”	the shareholder resolution of the Barrick Shareholders approving, by simple majority of the Barrick Shares voted at the Barrick Shareholder Meeting, the issuance of the New Barrick Shares in accordance with the requirements of the Toronto Stock Exchange

“Barrick Shareholders”	the holders of Barrick Shares from time to time

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“Barrick Shares”	the common shares in the capital of Barrick

“Barrick Special Meeting”

the special meeting, including any adjournments or postponements thereof, of the Barrick Shareholders to be held to consider and, if thought advisable, approve the Barrick Shareholder Resolution and the special resolution approving the Continuance and any other business which may properly come before the meeting

“Barrick Superior Proposal”

any unsolicited bona fide written Competing Proposal for Barrick that has not been withdrawn and that:

(a)   did not result from a breach by Barrick or any of its representatives of any provision of clauses 8.1 through 8.4 (inclusive) of the Cooperation Agreement;

(b)   is made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, liquidation, winding-up or similar transaction, 100% of the Barrick Shares or all or substantially all of the assets of the Barrick Group;

(c)   complies with Law;

(d)   is not subject to any financing contingency and in respect of which the Board of Barrick has concluded, in good faith (after receiving the advice of its legal and financial adviser(s)), that adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full;

(e)   is not subject to any due diligence and/or access condition;

(f)  in respect of which the Board of Barrick determines in good faith, after receiving the advice of its legal counsel and its financial adviser(s) that: (A) failure to recommend such Competing Proposal for Barrick to the Barrick Shareholders would be inconsistent with its fiduciary duties under Law; and (B) such Competing Proposal for Barrick is on terms

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more favourable from a financial point of view to the Barrick Shareholders than the Merger, taking into account all the material terms and conditions of (x) such offer (including the material legal, financial and regulatory aspects of the proposal and any potential delay associated therewith) and (y) the Cooperation Agreement (including any changes proposed by Randgold to the terms of the Cooperation Agreement), and also taking into account the expected benefits and any synergies arising from the Merger; and

(g)   is otherwise reasonably capable of being consummated on the terms proposed, taking into account all material legal, financial, regulatory and other aspects of such proposal, including conditionality

“Board”	board of directors

“business day”

means a day other than a Saturday or Sunday or public holiday in England and Wales, Jersey, Canada or the United States on which banks in London, St. Helier, Toronto and New York are open for general commercial business

“Canadian Holders”

Holders of Randgold Shares in Canada, resident in Canada or with a registered address in Canada, and any custodian, nominee or trustee holding Randgold Shares for persons in Canada or with a registered address in Canada

“Canadian Randgold ADS Holders”	Holders of Randgold ADSs from time to time in Canada

“CIBC”	Canadian Imperial Bank of Commerce, London Branch

“Closing Price”

in respect of Randgold, the last reported sale price in US dollars of a Randgold ADS as quoted on NASDAQ, and in respect of Barrick, the last reported sale price in US dollars of a Barrick Share as quoted on NYSE

“Code”	means the City Code on Takeovers and Mergers, as issued from time to time by or on behalf of the Panel

“COMESA”

means the Common Market for Eastern and Southern Africa, which includes the following member states: Burundi, the Comoros, the Democratic Republic of Congo, Djibouti, Egypt, Eritrea, Ethiopia, Kenya, Libya, Madagascar, Malawi, Mauritius, Rwanda, Somalia, Sudan, Swaziland, Seychelles, Tunisia,

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Uganda, Zambia and Zimbabwe

“Competing Proposal for Barrick”

a proposal, offer or expression of interest, whether or not in writing:

(a)   for an offer (including an exchange offer or take-over bid), merger, acquisition, dual-listed structure, amalgamation, statutory arrangement, recapitalization, reverse take-over, and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20 per cent. or more of the issued or to be issued common share capital of Barrick or any other class of voting or equity securities of Barrick or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Barrick;

(b)   for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Barrick Group member, excluding Acacia), of all or a significant proportion (being 20 per cent. or more) of the business, assets and/or undertakings of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)   for a demerger and/or liquidation involving all or a significant portion (being 20 per cent. or more) of the Barrick Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)   for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger, in each case which is not effected by Randgold (or a person acting in concert with Randgold) or at Randgold’s direction or with Randgold’s agreement,

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and in each case which is not effected by Randgold (or a person acting in concert with Randgold) or at Randgold’s direction or with Randgold’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise and excluding in each case the Strategic Investment Agreement

“Competing Proposal for Randgold”

a proposal, offer or expression of interest, whether or not in writing:

(a)   for an offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse take-over, whitewash transaction and/or business combination (or the announcement of a firm intention to do the same), the purpose of which is to acquire, directly or indirectly, 20 per cent. or more of the issued or to be issued ordinary share capital of Randgold or any other class of voting or equity securities of Randgold or securities convertible into or exchangeable for such voting or equity securities (when aggregated with the shares already held by the acquirer and any person acting or presumed or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Randgold;

(b)   for the acquisition or disposal, directly or indirectly (and including by way of dilution as a result of share issuance by any Randgold Group member), of all or a significant proportion (being 20 per cent. or more) of the business, assets and/or undertakings of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)   for a demerger and/or liquidation involving all or a significant portion (being 20 per cent. or more) of the Randgold Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)   for any other transaction which would be reasonably likely materially to preclude, impede or delay or otherwise prejudice, or be an alternative to or inconsistent with, the implementation of the Merger (including, for the avoidance of doubt, any transaction or arrangement which would constitute a Class 1

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       transaction for the purposes of the Listing Rules undertaken by Randgold),

in each case which is not effected by Barrick (or a person acting in concert with Barrick) or at Barrick’s direction or with Barrick’s agreement, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise

“Computershare”	Computershare Investor Services (Jersey) Limited, Randgold’s registrar

“Conditions”

(a)   for so long as the Merger is being implemented by means of the Scheme, the terms and conditions to the implementation of the Merger (including the Scheme) as set out in Part A of Appendix I to this announcement and to be set out in the Merger Document, as may be amended by Barrick with the consent of Randgold and the Panel; and

(b)   for so long as the Merger is being implemented by means of a Takeover Offer, the terms and conditions referred to in (a) above, as amended by replacing the conditions set out in paragraph 2 of Part A of Appendix I to this announcement with the Acceptance Condition and as may be further amended by Barrick with the consent of the Panel (and, in the event of an Agreed Switch, Randgold), and Condition shall be construed accordingly;

“Continuance”	the continuance of Barrick to the Province of British Columbia under the Business Corporations Act (British Columbia)

“Cooperation Agreement”	the cooperation agreement entered into between Barrick and Randgold on 24 September 2018 with respect to conduct of the Merger

“Copper Business”	consisting of the Lumwana copper mine and the Zaldívar and Jabal Sayid copper joint ventures

“CREST”

the operator’s system (as defined in the Companies (Uncertificated Securities) (Jersey) Order 1999) in respect of which Euroclear UK & Ireland Limited is the authorised operator (as defined in such Order) in accordance with which securities may be held and transferred in uncertificated form

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“Dealing Disclosure”	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer

“Depositary”	Citibank, N.A. in its role as the depositary for the Randgold ADSs under the amended and restated deposit agreement with Randgold dated 3 March 2017

“Disclosed”

in respect of Barrick, means, information which has been fairly disclosed by or on behalf of Barrick: (i) in the annual report of Barrick for the 12 month period ended 31 December 2017; (ii) in the annual information form of Barrick for the financial year ended 31 December 2017, (iii) in the condensed unaudited interim consolidated financial statements of Barrick for the three months ended 31 March 2018; (iv) in the management’s discussion and analysis of Barrick for the three months ended 31 March 2018; (v) in the condensed unaudited interim consolidated financial statement of Barrick for the three and six months ended 30 June 2018; (vi) in the management’s discussion and analysis of Barrick for the three and six months ended 30 June 2018; (vii) in this announcement; (viii) in any other public announcement or other document filed by, or on behalf of, Barrick with the SEC or Canadian securities regulatory authorities after 31 December 2017 but prior to the date of this announcement; (ix) in writing to Randgold prior to the date of this announcement (including to Randgold’s officers, employees, agents or advisers in their capacity as such); or (x) in the virtual data room operated by or on behalf of Barrick in respect of the Merger prior to the date of this announcement; and

in respect of Randgold means, information which has been fairly disclosed by or on behalf of Randgold: (i) in the annual report and accounts of the Randgold Group for the 12 month period to 31 December 2017; (ii) in the quarterly announcements of the Randgold Group for (a) the three-month period to 31 March 2018 and (b) the three-month period to 30 June 2018; (iii) in this announcement; (iv) in any other public announcement by, or on behalf of, Randgold in accordance with the Listing Rules, Disclosure Guidance and Transparency Rules of the FCA (as applicable) after 31 December 2017 but prior to the date of this announcement; (v) in writing to Barrick prior to the date of this announcement (including to Barrick’s officers, employees, agents or advisers in their capacity as such);

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or (vi) in the virtual data room operated by or on behalf of Randgold in respect of the Merger prior to the date of this announcement

“Effective Date”

(i) the date on which the Scheme becomes effective in accordance with its terms; or (ii) if Barrick elects to implement the Merger by means of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the date that the Takeover Offer becomes or is declared unconditional in all respects

“Exchange Ratio”	the exchange ratio of 6.1280 New Barrick Shares for each Randgold Share

“Excluded Shares”	(i) any Randgold Shares registered in the name of or beneficially owned by Barrick or any other member of the Barrick Group; and (ii) any Randgold Shares held in treasury by Randgold

“Extraordinary General Meeting”	the extraordinary general meeting of Randgold to be convened in connection with the Scheme, notice of which will be set out in the Scheme Document, including any adjournment or postponement thereof

“FCA”	the UK Financial Conduct Authority

“Forms of Proxy”	the forms of proxy in connection with each of the Jersey Court Meeting and the Extraordinary General Meeting, which shall accompany the Scheme Document

“IFRS”	International Financial Reporting Standards

“IRR”	internal rate of return

“Jersey Companies Law”	the Companies (Jersey) Law 1991

“Jersey Court”	the Royal Court of Jersey

“Jersey Court Meeting”

the meeting(s) of the Scheme Shareholders to be convened by order of the Jersey Court pursuant to Article 125 of the Jersey Companies Law, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof

“JORC (2012) Code”	the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia

“Law”	any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, interpretation or rule of

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common law issued, administered or enforced by any Government Authority, or any judicial or administrative interpretation thereof

“Listing Rules”

the rules and regulations made by the FCA in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name

“London Stock Exchange” or “LSE”	London Stock Exchange plc or its successor

“Longstop Date”	28 February 2019 or such later date as may be agreed in writing by Barrick and Randgold (with the Panel’s consent and (if such approval is required) as the Jersey Court may approve)

“M. Klein and Co.”	M. Klein & Company, LLC which provides investment banking services through The Klein Group, LLC, a registered broker dealer

“Merger”	the direct or indirect acquisition of the entire issued and to be issued share capital of Randgold by Barrick to be effected by way of: (i) the Scheme; or (ii) a Takeover Offer (as the case may be)

“Merger Document”	(i) if the Scheme is (or is to be) implemented, the Scheme Document; or (ii) if the Takeover Offer is (or is to be) implemented, the Offer Document

“Morgan Stanley”	Morgan Stanley & Co. International plc, acting together with its affiliate, Morgan Stanley Canada Limited

“NASDAQ”	the NASDAQ Global Select Market

“New Barrick Group”	the enlarged group following the Merger comprising the Barrick Group and the Randgold Group

“New Barrick Shares”	the new Barrick Shares to be issued pursuant to the Merger

“Non-Core Assets”	assets that are neither Tier One Gold Assets nor Strategic Assets, nor form part of the strategic Copper Business

“Non-Permitted Barrick Dividend”

any Barrick dividend (other than or in excess of the Barrick Permitted Dividends), distribution or return of capital that after the date of this announcement is declared, made or paid or becomes payable in respect of the Barrick Shares with a record date on or before the Effective Date

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“NYSE”	the New York Stock Exchange

“Offer Document”

if (following the date of the Cooperation Agreement) Barrick elects to implement the Merger by way of the Takeover Offer in accordance with clause 9.1 of the Cooperation Agreement, the document to be sent to (among others) Randgold Shareholders setting out, among other things, the full terms and conditions of the Takeover Offer

“Official List”	the official list maintained by the UK Listing Authority

“Opening Position Disclosure”

an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the offer if the person concerned has such a position, as defined in Rule 8 of the Code

“Overseas Shareholders”

Randgold Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside Canada, the United States, the United Kingdom or Jersey or who are nominees of, or custodian or trustee for the same

“Panel” or “Takeover Panel”	the UK Panel on Takeovers and Mergers

“PRA”	the UK Prudential Regulation Authority

“Randgold”	Randgold Resources Limited

“Randgold ADSs”	American Depositary Shares, each of which represents one Randgold Share

“Randgold Annual Bonus Plan”	the Randgold Annual Bonus Plan approved by the Board on 2 May 2011 and amended by the Board on 28 February 2014, 3 May 2016, 16 March 2017 and 22 March 2018

“Randgold Articles”	the memorandum and articles of association of Randgold

“Randgold Board Adverse Recommendation Change”

(c)   if Randgold makes an announcement prior to the publication of the Merger Document(s) that: (i) the Board of Randgold no longer intend to make the Randgold Board Recommendation or intend to modify or qualify such recommendation in any adverse way; (ii) except as contemplated in the Cooperation Agreement, it will not convene the Jersey Court Meeting or the Extraordinary General

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      Meeting; or (iii) except as contemplated in the Cooperation Agreement, it intends not to post the Scheme Document or (if different) the document convening the Extraordinary General Meeting;

(d)   if Randgold makes an announcement that it will delay the convening of, or will adjourn, the Jersey Court Meeting, the Extraordinary General Meeting or the Scheme Court Hearing for more than 15 calendar days, in each case without the consent of Barrick, or fails to register the Scheme Court Order with the Registrar of Companies by the later of (i) the expected Effective Date as set out in the Scheme Document or any subsequent announcement in relation to the timetable of the Merger published with the agreement of the parties and (ii) 2 Business Days of its grant;

(e)   the Randgold Board Recommendation is not included by Randgold in the Merger Document(s); or

(f)  the Board of Randgold in any way withdraw, adversely modify or adversely qualify the Randgold Board Recommendation

“Randgold Board Recommendation”

means an unqualified recommendation from the Board of Randgold to Randgold Shareholders in respect of the Merger: (i) to vote in favour of the Randgold Resolutions; or (ii) if Barrick elects to implement the Merger by means of a Takeover Offer in accordance with the terms of the Cooperation Agreement, to accept the Takeover Offer

“Randgold CEO Award”	the one-off award of performance shares granted to Mark Bristow in 2013

“Randgold Co-investment Plan”	the Randgold Co-investment Plan approved by Randgold in general meeting on 3 May 2011 and amended by the Randgold Board on 30 January 2012

“Randgold Equalisation Dividend”	the dividend payable to the Randgold Shareholders if a Non-Permitted Barrick Dividend is declared, made or paid in accordance with paragraph 3 (Dividends) of this announcement

“Randgold Group”

Randgold and its subsidiary undertakings and, in the context of the Cooperation Agreement, Randgold and its subsidiary undertakings and any undertakings in which it controls, directly or indirectly, 20 per cent. of the voting rights and member of the Randgold Group shall be construed accordingly

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“Randgold Long-Term Incentive Plan”	the Randgold Long-Term Incentive Plan approved by the Randgold Board and by the Special Committee of the Remuneration Committee on 20 March 2018 and approved by the Randgold Shareholders on 8 May 2018

“Randgold Meetings”	the Extraordinary General Meeting and the Jersey Court Meeting

“Randgold Permitted Dividend”	the dividend payable to Randgold Shareholders in accordance with paragraph 3 (Dividends) of this announcement

“Randgold Resolutions”	such shareholder resolutions of Randgold as are necessary to approve, implement and effect the Scheme and the Merger and changes to Randgold’s articles of association

“Randgold Restricted Share Scheme”	the Randgold Restricted Share Scheme approved by the Randgold Board on 26 March 2008 and by Randgold in the general meeting on 28 July 2008 and amended by the Randgold Board on 30 January 2012

“Randgold Return of Capital”

any dividend, distribution or return of capital that is declared, made or paid or becomes payable in respect of the Randgold Shares (other than a Randgold Permitted Dividend or a Randgold Equalisation Dividend) with a record date on or before the Scheme Record Time

“Randgold Share Plans”

the Randgold CEO Award, the Randgold Resources Limited Restricted Share Scheme, the Randgold Resources Limited Co-Investment Plan, the Randgold Resources Limited Long-Term Incentive Plan, and the Randgold Annual Bonus Plan (to the extent it relates to the deferred bonus shares)

“Randgold Shareholders”	the registered holders of Randgold Shares from time to time

“Randgold Shares”	the ordinary shares of USD 0.05 each in the capital of Randgold

“Registrar of Companies”	the Registrar of Companies of the Jersey Financial Services Commission

“Regulation”	Council Regulation (EC) 139/2004 (as amended)

“Regulatory Information Service”	any information service authorised from time to time by the FCA for the purpose of disseminating regulatory announcements

“Relationship Agreement”	the amended and restated relationship agreement dated

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16 November 2014 entered into between Barrick and Acacia

“Restricted Jurisdiction”

any jurisdiction (excluding Canada, Jersey, the United Kingdom and the United States) where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure for Barrick or Randgold if information concerning the Merger is sent or made available to Randgold Shareholders in that jurisdiction

“Scheme”

the scheme of arrangement proposed to be made under Article 125 of the Jersey Companies Law between Randgold and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Jersey Court and agreed to by Randgold and Barrick

“Scheme Court Hearing”	the hearing of the Jersey Court to sanction the Scheme

“Scheme Court Order”	the order(s) of the Jersey Court sanctioning the Scheme under Article 125 of the Jersey Companies Law

“Scheme Document”

the document to be sent to (among others) Randgold Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Jersey Court Meeting and Extraordinary General Meeting

“Scheme Record Time”

the time and date specified in the Scheme Document, expected to be 6.00 p.m. on the date of the Scheme Court Hearing or such later time as Randgold and Barrick may agree immediately prior to the Effective Date

“Scheme Shareholders”	the holders of Scheme Shares

“Scheme Shares”

all Randgold Shares which are:

(a)   in issue as at the date of the Scheme Document;

(b)   (if any) issued after the date of the Scheme Document and prior to the Scheme Voting Record Time; and

(c)   (if any) issued on or after the Scheme Voting Record Time and before the Scheme Record Time, in respect of which the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by the Scheme,

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in each case other than the Excluded Shares

“Scheme Voting Record Time”	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined

“SEC”	the U.S. Securities and Exchange Commission

“Senior Gold Peers”	Agnico Eagle Mines Limited, Goldcorp Inc., Newcrest Mining Limited, and Newmont Mining Corporation

“Shandong Gold”	Shandong Gold Group Co., Ltd.

“Shandong Mining”	Shandong Gold Mining Co., Ltd.

“Special Resolution”

the special resolution to be proposed by Randgold at the Extraordinary General Meeting in connection with, among other things, the approval of the Scheme and the alteration of the Randgold Articles and such other matters as may be necessary to implement the Scheme

“Strategic Assets”	assets which, in the opinion of Barrick and Randgold, have the potential to deliver significant unrealized value in the future

“Strategic Investment Agreement”

means the strategic investment agreement to be entered into between Barrick and Shandong on or around 24 September 2018, which provides for cross-investments of up to USD 300 million through the acquisition of shares of Shandong Mining and Barrick, respectively, through the facilities of the stock exchanges on which such shares are listed

“Substantial Interest”	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking

“Takeover Offer”

means a take-over offer (within the meaning of Article 116 of the Jersey Companies Law) to be made by or on behalf of Barrick to acquire the entire issued and to be issued share capital of Randgold on the terms and conditions to be set out in the Offer Document;

“Third Party”

any central bank, ministry, governmental, quasi-governmental, supranational (including COMESA and the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational anti-trust, competition or merger control authority, any sectoral ministry or regulator and foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority

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thereof), any entity owned or controlled by any of them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction

“Tier One Gold Asset”

a mine with a stated mine life in excess of ten years with 2017 production of at least five hundred thousand ounces of gold, 2017 total cash cost per ounce in the bottom half of all gold mines contained in Wood Mackenzie’s Metals Cost Curves Tool (<$748/oz total cash cost), excluding state-owned and privately-owned mines

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Listing Authority”	the FCA as the authority for listing in the United Kingdom

“United States of America”, “United States” or “US”

the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof

“US Holders”

Holders of Randgold Shares in the US, resident in the US or with a registered address in the US, and any custodian, nominee or trustee holding Randgold Shares for persons in the US or with a registered address in the US

“US Randgold ADS Holders”	Holders of Randgold ADSs from time to time in the US

“US Securities Act of 1933”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“US Securities Exchange Act of 1934”	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder

“Wider Barrick Group”

Barrick and the subsidiaries and subsidiary undertakings of Barrick and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Barrick Group is interested or any undertaking in which Barrick and such undertakings (aggregating their interests) have a Substantial Interest)

“Wider Randgold Group”	Randgold and the subsidiaries and subsidiary undertakings of Randgold and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Randgold Group

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is interested or any undertaking in which Randgold and such undertakings (aggregating their interests) have a Substantial Interest)

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking”, “associated undertaking” have the meanings given by the UK Companies Act 2006 as amended.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this announcement. All references to time in this announcement are to London time unless otherwise stated.

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Appendix 5

Non-GAAP Measures Reconciliations

Adjusted EBITDA

“EBITDA” is a non-GAAP financial performance measure, which excludes the following from net earnings: (i) income tax expense; (ii) finance costs; (iii) finance income; and (iv) depreciation. Barrick and Randgold believe that EBITDA is a valuable indicator of their ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Barrick and Randgold use EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Barrick also reports “Adjusted EBITDA” which removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. Barrick believes these items provide a greater level of consistency with the adjusting items included in Barrick’s Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. Barrick and Randgold believe this additional information will assist analysts, investors and other stakeholders in better understanding the New Barrick Group’s ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of its core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Below is a reconciliation of Barrick’s and Randgold’s Adjusted EBITDA to the most directly comparable GAAP measure.

For the year ended 31 December 2017

($ millions)	Barrick[1]	Randgold[2]	Combined

Net earnings (loss)	$ 1,516	$ 335	$ 1,851

Income tax expense	1,231	146	1,377

Finance costs, net	624	(3)	621

Depreciation	1,647	183	1,830

EBITDA	$ 5,018	$ 661	$ 5,679

Impairment charges (reversals) of long-lived assets	(212)	-	(212)

Acquisition/disposition (gains)/losses	(911)	-	(911)

Foreign currency translation (gains)/losses	72	(10)	62

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Other expense adjustments	51	-	51

Unrealized gains on non-hedge derivative instruments	(1)	-	(1)

Adjusted EBITDA	$ 4,017	$ 651	$ 4,668

1 Barrick EBITDA and Adjusted EBITDA figures can be found on page 82 of the MD&A accompanying the Barrick financial statements for the year ended 31 December 2017.

2 Randgold EBITDA and Adjusted EBITDA figures are calculated using figures from the Consolidated Statement of Comprehensive Income on page F-10 and note 20 on page F-41 of Randgold’s Annual Financial Statement for the financial year ended 31 December 2017. The Randgold foreign currency translation gain is set out on page 3 of the Randgold report for the fourth quarter and year ended 31 December 2017.

Adjusted EBITDA Margin

“Adjusted EBITDA Margin” is calculated by dividing Adjusted EBITDA by revenue. Barrick and Randgold use “Adjusted EBITDA margin” because they believe that this non-GAAP financial performance measure is an important indicator of recurring operations, as it excludes items that may not be indicative of, or are unrelated to, their core operating results, and provides a measure of profitability. Adjusted EBITDA margin” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

For the year ended 31 December 2017

($millions)	Barrick[1]	Randgold[2]	Combined

Revenue	$ 8,374	$ 1,280	$ 9,654

Adjusted EBITDA	4,017	651	4,668

Adjusted EBITDA Margin			48%

1 Barrick revenue and Adjusted EBITDA figures can be found on pages 42 and 82, respectively, of the MD&A accompanying the Barrick financial statements for the year ended 31 December 2017.

2 Randgold revenue can be found on page F-10 of Randgold’s Annual Financial Statement for the financial year ended 31 December 2017 and the Adjusted EBITDA figure for the year ended 31 December 2017 is calculated above.

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Total Cash Costs

Randgold uses the term “total cash costs”, which is a non-GAAP financial performance measure, calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalized stripping activities.

Total cash costs is calculated on a consistent basis for the periods presented. Total cash costs should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Barrick and Randgold believe that total cash costs is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Below is a reconciliation of Randgold’s total cash costs to the most directly comparable GAAP measure.

For the year ended 31 December 2017

($millions)

Gold sales per IFRS	$1,280

Gold sales adjustments for joint ventures	$374

Gold sales	$1,654

Mine production costs	$474

Movement in production inventory and ore stockpiles	$(12)

Royalties	$82

Royalty adjustment for joint ventures	$(16)

Total royalties	$66

Other mining and processing costs	$63

Cash cost adjustments for joint ventures	$225

Total cash costs	$815

Consolidated ounces sold (thousands)	1,315

Total cash cost per ounce	$620

Barrick uses the term “cash costs per ounce” for the most comparable measure to “total cash costs”. Cash costs per ounce is a non-GAAP financial performance measure which is

Barrick Gold Corporation | Special Meeting Circular | J-124

calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 24 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Barrick uses this measure to monitor the performance of its gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with Barrick’s cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. Barrick believes that its use of cash costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing its operating performance and also its ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore Barrick believes this measure is a useful non-GAAP operating metric and supplements its IFRS disclosure. This measure is not representative of all of Barrick’s cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure does not include depreciation or amortization.

Cash costs per ounce is intended to provide additional information only and does not have a standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate this measure differently.

Below is a reconciliation of Barrick’s cash costs per ounce to the most directly comparable GAAP measure.

For the year ended 31 December 2017

($millions)

Cost of sales related to gold production	$4,836

Depreciation	$(1,529)

By-product credits	$(135)

Realized (gains)/losses on hedge and non-hedge derivatives	$23

Non-recurring items	$-

Other (Pierina COS)	$(106)

Non-controlling interests (Pueblo Viejo and Acacia)	$(299)

Cash costs	$2,790

Ounces sold - attributable basis (thousands)	5,302

Cash costs per ounce	$526

For the purposes of presenting a combined total cash cost figure for the New Barrick Group, a reconciliation of Barrick’s cash costs per ounce to total cash costs was undertaken. The reconciliation calculation is set out below.

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For the year ended 31 December 2017

($millions)

Barrick cash costs[1]	$2,790

add back Barrick non-controlling interest	299

Barrick total cash costs	$3,089

Randgold total cash costs[2]	815

Combined total cash costs	$3,904

Barrick ounces sold - attributable basis (thousands)[1]	5,302

add Barrick non-controlling interest ounces sold (thousands) [3]	639

Barrick consolidated ounces (thousands)	5,941

Randgold consolidated ounces sold[2] (thousands)	1,315

Combined consolidated ounces sold (thousands)	7,256

Combined total cash cost per ounce[4]	$538

1 Barrick reports cash cost per ounce. See the table above for a full reconciliation of cash cost per ounce to the most directly comparable GAAP measure. Barrick cash costs per ounce are reported on an attributable ounce basis whereas Randgold reports total cash costs on a consolidated ounce basis. In order to convert Barrick’s cash costs to total cash costs, the cash costs have been grossed up to include the non-controlling interest portion of costs and ounces for Barrick’s non-wholly owned subsidiaries.

2 Randgold reports total cash costs. See the table above for a full reconciliation of total cash costs to the most directly comparable GAAP measure.

3. Ounces attributable to non-controlling interests at Pueblo Viejo and Acacia calculated assuming non-controlling interest of 40% at Pueblo Viejo and 36.1% at Acacia according to page 79 of the MD&A accompanying the Barrick financial statements for the year ended 31 December 2017. Ounces attributable to Barrick can be found on page 76 of the MD&A accompanying the Barrick financial statements for the year ended 31 December 2017.

4 The combined total cash cost per ounce is calculated by taking the combined total cash costs and dividing such figure by the combined ounces sold.

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Endnotes

1.

“Lowest total cash cost” is based on data from Wood Mackenzie as of 31 August 2018. “Total cash cost” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers, as well as comparisons between Tier One Gold Assets, are made on the basis of the data presented by Wood Mackenzie which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further information, see “Non-GAAP Financial Performance Measures” and “Third Party Data” in this announcement.

2.

“Adjusted EBITDA” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. See Appendix 5 for more detail, including an explanation of why Barrick and Randgold use this non-GAAP financial measure and a reconciliation of Barrick and Randgold Adjusted EBITDA to net earnings of each of Barrick and Randgold, respectively.

3.

“Highest Adjusted EBITDA” and “highest Adjusted EBITDA margin” are based on data from Factset as of 31 August 2018 and are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of the data presented by Factset which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. For further information regarding these non-GAAP financial performance measures as calculated by Barrick and Randgold please see endnote 2, Appendix 5 and “Non-GAAP Financial Performance Measures” and “Third Party Data” in this announcement.

4.

“Adjusted EBITDA margin” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information regarding this non-GAAP financial performance measure, see “Non-GAAP Financial Performance Measures” in this announcement. The calculation of Adjusted EBITDA margin and a reconciliation of Barrick and Randgold Adjusted EBITDA to the net earnings of each of Barrick and Randgold, respectively, is included in Appendix 5 to this announcement.

5.

“Total cash cost” is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. See Appendix 5 for more detail, including an explanation of why Barrick and Randgold use this non-GAAP financial performance and a reconciliation of total cash cost to the most directly comparable GAAP measure.

6.

“Highest return on capital” is based on data from Bloomberg as of 31 August 2018, and is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers are made on the basis of the data presented by Bloomberg which may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. Barrick and Randgold use “return on capital” because they believe that this non-GAAP financial performance measure is an important indicator of their long term ability to generate a return on capital and provide useful information for analysing the prospects of their business. For further information, see “Third Party Data” in this announcement.

7.

The potential combined gold reserves figure of 78 million ounces (rounded to the nearest million) is an aggregate of the gold Mineral Reserves reported at USD 1200/oz by Barrick in its annual information form for the year ended 31 December 2017 (comprising attributable proven gold Mineral Reserves of 398 million tonnes, at a grade of 1.91

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grams/tonne, containing 24 million ounces and attributable probable gold Mineral Reserves of 896 million tonnes, at a grade of 1.39 grams/tonne, containing 40 million ounces, for aggregate attributable proven and probable gold Mineral Reserves of 1,295 million tonnes, at a grade of 1.55 grams/tonne, containing 64 million ounces) and the gold Ore Reserves reported by Randgold at USD 1000/oz in its annual report for the year ended 31 December 2017 (comprising total proved gold Ore Reserves of 44 million tonnes, at a grade of 3.78 grams/tonne, containing 3.5 million attributable ounces and total probable gold Ore Reserves of 128 million tonnes, at a grade of 3.78 grams/tonne, containing 10 million attributable ounces, for aggregate total proven and probable gold mineral reserves of 172 million tonnes, at a grade of 3.78 grams/tonne, containing 14 million attributable ounces). The assumptions on which the Mineral Reserves for Barrick are reported are set out in Barrick’s annual information form published on 23 March 2018 and available from www.barrick.com/investors/agm/. The assumptions on which the Ore Reserves for Randgold are reported are set out in Randgold’s annual report published on 29 March 2018 and available from www.randgoldresources.com/annual-reports-listing. The Barrick Mineral Reserves have been prepared according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Randgold Ore Reserves have been prepared according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves standards and guidelines, published and maintained by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia (the “JORC (2012) Code”). Randgold has reconciled the reported Ore Reserves to the CIM 2014 Definition Standards for Mineral Resources and Mineral Reserves as incorporated by National Instrument 43-101 – Standards of Disclosure for Mineral Projects and there are no material differences. The Barrick tonnage and grade figures are reported on an attributable basis and the Randgold tonnage and grade figures are reported on a total basis. The Barrick Mineral Reserves are reported using USD 1200/oz except for Kalgoorlie, which uses A$1600/oz and Bulyanhulu, North Mara and Buzwagi which use USD 1100/oz and the Randgold Ore Reserves are reported using USD 1000/oz, except for Kibali KCD open pit, which uses an USD 1100/oz pit design. As a result, the respective Mineral Reserves and Ore Reserves of Barrick and Randgold may not be directly comparable. The potential combined reserves should be treated as forward-looking statements and are subject to change under differing gold price assumptions.

8.

The lowest gross debt to Adjusted EBITDA ratio is, in respect of Adjusted EBITDA, based on data from Factset for the financial year ended 31 December 2017, and, in respect of gross debt, based on the 30 June 2018 financial statements for each of Barrick, Randgold and each Senior Gold Peer, and is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Financial comparisons between the New Barrick Group and its Senior Gold Peers made on the basis of the data presented by Factset may not be calculated in the same manner as Barrick and Randgold calculate comparable measures. Barrick and Randgold use “gross debt to Adjusted EBITDA ratio” because they believe that this non-GAAP financial performance measure is an important indicator of a company’s capital structure and balance sheet strength relative to the profitability of its business. For further information, see “Third Party Data” in this announcement.

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Schedule 2

Randgold Employment-Related Matters

Randgold and Barrick agree that the following arrangements will, where appropriate and subject to the Merger becoming effective in all respects, be implemented with respect to Randgold’s employees and Randgold Share Plans.

Capitalised terms used in this Schedule but not defined in this Agreement have the meanings given to those terms in the Announcement.

Part A Randgold Share Plans

1.

Randgold will co-operate and provide such details in relation to the Randgold Share Plans as is reasonably required by Barrick in order to facilitate the implementation of the arrangements set out in this Schedule.

2.

Randgold will prepare, in a form to be agreed between Barrick and Randgold, communications to each of the participants in the Randgold Share Plans to enable Barrick to satisfy its obligations under Rule 15 of the Code and to send, or arrange for the sending of, such communications to participants at the appropriate time(s), such time(s) to be agreed (subject always to the requirements of the Code) between the parties.

3.

Randgold will procure that any awards that vest on the date of the Court Order in accordance with this Part A will be settled, with any issuance or transfer of Randgold Shares to be completed, prior to the Scheme Record Time.

4.

Randgold and Barrick agree that shareholder approval will be sought for an amendment to the articles of association of Randgold so that any Randgold Shares issued or transferred after the Effective Date (including pursuant to the vesting of awards under Randgold Share Plans) will be compulsorily acquired by Barrick on the same terms as were available to other Randgold Shareholders under the Merger (other than the terms in relation to timings and formalities).

Restricted Share Scheme

5.	The parties acknowledge that, as at 21 September 2018, there were outstanding Randgold Resources Limited Restricted Share Scheme (RSS) awards in respect of 915,502 Randgold Shares.

6.

Barrick and Randgold agree that Randgold will amend the RSS so that awards which would not otherwise have vested prior to the Merger will in consequence of the Merger vest on the date of the Court Order and not the Effective Date.

7.	Barrick and Randgold agree the following with respect to awards granted under the RSS which would not otherwise have vested prior to the date of the Court Order:

(a)	Randgold will procure that each of the executive directors of Randgold agrees that his awards will:

(i)	vest on the date of the Court Order over a time pro-rated number of Randgold Shares to the extent the applicable performance conditions

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Barrick Gold Corporation | Special Meeting Circular | J-129

have been satisfied on the date of vesting (as determined by the Randgold remuneration committee); and

(ii)

to the extent that an award has not vested as a result of time pro-rating (the Non-Vested Portion), the Non-Vested Portion will be exchanged for an equivalent award over Barrick Shares (the Replacement RSS Awards) (calculated by reference to the Exchange Ratio (as such term is defined in the Announcement)) subject to the same vesting schedule as applied to the relevant RSS award and a performance condition based on the relative TSR growth of Barrick against the Euromoney Global Gold Index (the Index) from the date of the Court Order until the end of the original performance period. 25% of a Replacement RSS Award will vest if the TSR growth of Barrick is equal to the Index, with none vesting if performance is below the Index. The Replacement RSS Awards will vest in full if TSR growth of Barrick outperforms the Index by 10% per annum in the aggregate. Performance will be interpolated on a straight-line basis between threshold and maximum performance. For the avoidance of doubt, no other performance conditions will apply.

By way of example only, if an RSS award is held over 10,000 Randgold Shares and one-third of the performance period has elapsed on the date of the Court Order, the original performance conditions would be applied to 3,333 Randgold Shares on the date of the Court Order and, to the extent that those conditions are satisfied, such Randgold Shares will then vest. A Replacement RSS Award will then be granted over that number of Barrick Shares which on the Effective Date is equivalent to 6,667 Randgold Shares calculated by reference to the Exchange Ratio and such Replacement RSS Award will then vest on the same vesting schedule as the original RSS award would have vested but tested solely against the relative TSR growth of Barrick against the Index over the period from the date of the Court Order to the end of the original performance period; and

(b)

Barrick and Randgold agree that any award held by a participant who is not an executive director of Randgold will vest in full on the date of the Court Order but only to the extent the applicable performance conditions have been satisfied on vesting (as determined by the Randgold remuneration committee) and to the extent not vested shall lapse.

Co-Investment Plan

8.	The parties acknowledge that, as at 21 September 2018, there were outstanding Randgold Resources Limited Co-Investment Plan (CIP) awards in respect of 131,611 Randgold Shares.

9.

Barrick and Randgold agree that awards granted under the CIP which would not otherwise have vested prior to the date of the Court Order will vest (subject to time pro-rating) on the date of the Court Order to the extent the applicable performance conditions have been satisfied as at the date of the Court Order, and to the extent not vested shall lapse.

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Long-Term Incentive Plan

10.	The parties acknowledge that, as at 21 September 2018, there were outstanding Randgold Resources Limited Long-Term Incentive Plan (LTIP) awards in respect of 261,784 Randgold Shares.

11.

The Randgold remuneration committee has determined, with the agreement of Barrick and Randgold, that awards granted under the LTIP will not vest in connection with the Merger but will be exchanged for equivalent awards over Barrick Shares (the Replacement LTIP Awards) (calculated by reference to the Exchange Ratio (as such term is defined in the Announcement)) in accordance with the rules of the LTIP on the following basis:

(a)

in respect of awards held by the executive directors of Randgold, the Replacement LTIP Awards will be granted subject to the same vesting schedule as applied to the relevant LTIP award and the satisfaction of a performance condition based on the relative TSR growth of Barrick against the Index from the date of the Court Order until the end of the original performance period. 25% of a Replacement LTIP Award will vest if TSR growth of Barrick is equal to the Index, with none vesting if performance is below the Index. The Replacement LTIP Awards will vest in full if the TSR growth of Barrick outperforms the Index by 10% per annum in the aggregate. Performance will be interpolated on a straight-line basis between threshold and maximum performance. For the avoidance of doubt, no other performance conditions will apply to the Replacement LTIP Awards; and

(b)

in respect of awards held other than by the executive directors of Randgold, the Replacement LTIP Awards will be granted subject to the same vesting schedule as applied to the relevant LTIP award provided that the applicable performance conditions will be adjusted such that performance will be based solely on a requirement for the participant to achieve an average “Satisfactory (3)” personal performance rating in their annual performance appraisal across the original performance period. To reflect this adjustment to the performance conditions, for those LTIP awards that were subject to corporate performance conditions prior to the exchange, the number of Barrick Shares subject to the relevant Replacement LTIP Awards shall be reduced by 25%, i.e., a 50% reduction of the portion of the original LTIP Award subject to corporate performance conditions. By way of example only, if an award would have been over 100,000 Barrick Shares following such exchange as a result of the application of the Exchange Ratio (as such term is defined in the Announcement), the Replacement LTIP Award shall instead be over 75,000 Barrick Shares as a result of such 25% reduction. For the avoidance of doubt, no other performance conditions will apply to the Replacement LTIP Awards. Pursuant to the rules of the LTIP, the Randgold remuneration committee has determined that the terms of the Replacement LTIP Awards as set out in this sub-paragraph are equivalent to those of the original LTIP awards.

The Trust

12.	Randgold has confirmed that the Randgold Resources Limited Employee Share Trust holds no unallocated Randgold Shares.

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Holding Periods

13.

Randgold and Barrick acknowledge that, subject to paragraph 14 below, any holding period applicable to Randgold Shares pursuant to the Randgold Share Plans will continue to apply to the Barrick Shares issued or transferred in exchange for such Randgold Shares.

14.

Subject to paragraph 15 below, the holding periods applicable to the shares received by the executive directors of Randgold pursuant to the Randgold Share Plans shall be as set out in their service contracts.

15.

Randgold will procure that the Chief Executive Officer of Randgold agrees that his existing Randgold CEO Award in respect of 50,031 Randgold Shares remains subject to a holding period ending on the later of (i) the third anniversary of the Effective Date and (ii) the date on which his employment with Barrick Group terminates.

Part B Randgold Employees

1.

Barrick confirms that, following the implementation of the Merger, the existing contractual and statutory employment rights of Randgold employees shall be observed and pensions obligations complied with, in accordance with applicable law.

2.

Barrick acknowledges Randgold’s intention that bonus determinations for any Randgold bonus year completed before the Effective Date will be undertaken in accordance with the Randgold Annual Bonus Plan, its normal practice and in a manner consistent with historic practice. Barrick acknowledges that any bonuses so determined which are due and payable but which have not been paid by the Effective Date will be paid by Randgold on or immediately following the Effective Date, provided that there will be no compulsory deferral into shares with respect to any payment following the Effective Date.

3.

Barrick acknowledges Randgold’s intention that bonus determination for the part of any Randgold bonus year commencing before but not completed by the Effective Date will be undertaken in accordance with the Randgold Annual Bonus Plan, its normal practice and in a manner consistent with historic practice, save that any such determinations will be based on the extent to which performance measures for the relevant Randgold bonus year have been satisfied as at the Effective Date and will be pro-rated to reflect the number of days in that bonus year that have been worked up to the Effective Date. Barrick acknowledges that any bonuses so determined will be paid on or immediately following the Effective Date, provided that there will be no compulsory deferral into shares.

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Barrick Gold Corporation | Special Meeting Circular | J-132

IN WITNESS WHEREOF this Agreement has been entered into on the date stated on page 1.

SIGNED	)
for and on behalf of	)
BARRICK GOLD CORPORATION	)

	Signature:	/s/ Georgios Joannou

	Name:	Georgios Joannou

	Title:	Senior Vice President,
Strategic Matters

)
)
)

	Signature:	/s/ James Boyd

	Name:	James Boyd

	Title:	Vice President, Strategic
Matters

SIGNED	)
for and on behalf of	)
RANDGOLD RESOURCES LIMITED	)

	Signature:	/s/ Graham Shuttleworth

	Name:	Graham Shuttleworth

	Title:	Finance Director and Chief
Financial Officer

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SCHEDULE K: Proposed Articles

Articles

Barrick Gold Corporation / Société Aurifère Barrick (the “Company”)

The Company will have as its Articles on continuation the following Articles.

Signature and full name of one of the directors of the Company pursuant to Section 302(c) of the Business Corporations Act	Date of signing

∎, 201∎

[Insert Name]

Incorporation number:

1.	Interpretation

1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	“Acknowledgement” means a non-transferable written acknowledgement of the shareholder’s right to obtain a certificate for shares of any class or series, including a direct registration system advice;

(2)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules and regulations made or promulgated under any such statute and the published national instruments, multilateral instruments, forms, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(3)	“appropriate person” has the meaning assigned thereto in the Securities Transfer Act;

(4)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(5)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(6)	“business day” means any day other than a Saturday, Sunday or any statutory holiday in the province of British Columbia;

(7)

“contracts, documents or instruments in writing” includes deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings;

(8)

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(9)	“legal personal representative” means the personal or other legal representative of a shareholder;

(10)	“protected purchaser” has the meaning assigned thereto in the Securities Transfer Act;

(11)

“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com;

(12)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

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(13)

“Representatives” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert, and “Representative” means any one of them;

(14)	“seal” means the seal of the Company, if any; and

(15)	“Securities Transfer Act” means the Securities Transfer Act (British Columbia), as amended or re-enacted from time to time.

1.2	General

In these Articles:

(1)	expressions referring to writing include printing, lithography, typewriting, photography, facsimile, e-mail, electronic and other modes of representing or reproducing words;

(2)	expressions referring to signing include facsimile and electronic signatures; and

(3)	the words “including”, “includes” and “include” means including (or includes or include) without limitation.

1.3	Special Majority

(1)

For the purposes of the Articles and the Business Corporations Act, the majority of votes required for the Company to pass a special resolution at a general meeting is two-thirds of the votes cast on the resolution.

(2)

For the purposes of the Business Corporations Act, and unless otherwise provided in the Articles, the majority of votes required for shareholders holding shares of a class or series of shares to pass a special separate resolution is two-thirds of the votes cast on the resolution.

1.4	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	Shares and Share Certificates

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) an Acknowledgement, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or Acknowledgement and delivery of a share certificate or an Acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or Acknowledgement may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or Acknowledgement is worn out or defaced, they must, on production to them of the share certificate or Acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

Barrick Gold Corporation | Special Meeting Circular | K-2

(1)	order the share certificate or Acknowledgement, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or Acknowledgement, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgement

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a share certificate or an Acknowledgement if that person:

(1)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)	provides the Company with an indemnity bond sufficient in the Company’s judgment to protect the Company from any loss that the Company may suffer by issuing a new certificate or Acknowledgement; and

(3)	satisfies any other reasonable requirements imposed by the directors.

A person entitled to a share certificate or Acknowledgement may not assert against the Company a claim for a new share certificate or Acknowledgement where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

2.7	Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of a transfer, then in addition to any rights on the indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any other person, other than a protected purchaser.

2.8	Splitting Share Certificates

If a shareholder surrenders a share certificate or Acknowledgement to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates or Acknowledgements, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate or Acknowledgement so surrendered, the Company must cancel the surrendered share certificate or Acknowledgement and issue replacement share certificates or Acknowledgements in accordance with that request.

2.9	Certificate or Acknowledgement Fee

There must be paid to the Company, in relation to the issue of any share certificate or Acknowledgement under Articles 2.5, 2.6 or 2.8, the amount, if any, which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors or the Company’s transfer agent.

2.10	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	Issue of Shares

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

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3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine.

4.	Share Registers

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register, which may be kept in electronic form and may be made available for inspection in accordance with the Business Corporations Act by means of computer terminal or other electronic technology.

4.2	Appointment of Agent

The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

5.	Share Transfers

5.1	Registering Transfers

Subject to the Business Corporations Act and the Securities Transfer Act, a transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(1)

in the case of a share certificate that has been issued by the Company in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) from the shareholder or other appropriate person or from an agent who has actual authority to act on behalf of that person;

(2)

in the case of an Acknowledgment in respect of the share to be transferred, a written instrument of transfer that directs that the transfer of the share be registered, from the shareholder or other appropriate person or from an agent who has actual authority to act on behalf of that person;

(3)

in the case of a share that is an uncertificated share, a written instrument of transfer that directs that the transfer of the share be registered, from the shareholder or other appropriate person or from an agent who has actual authority to act on behalf of that person; and

(4)

such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved from time to time by the Company or its transfer agent for the class or series of shares to be transferred.

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5.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

An instrument of transfer signed by a person contemplated in Article 5.1 constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the Acknowledgement deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any Acknowledgement of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid to the Company or its transfer agent, in relation to the registration of any transfer, the amount, if any, determined by the Company or its transfer agent.

6.	Transmission of Shares

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided appropriate evidence of appointment or incumbency, within the meaning of the Securities Transfer Act, and the documents required by the Business Corporations Act and the directors have been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

7.	Purchase of Shares

7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

Barrick Gold Corporation | Special Meeting Circular | K-5

7.3	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.	Borrowing Powers

8.1	Borrowing Powers

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2	Delegation

The directors may from time to time delegate to such one or more of the directors or officers of the Company as may be designated by the board all or any of the powers conferred on the board by Article 8.1 or by the Business Corporations Act to such extent and in such manner as the directors shall determine at the time of each such delegation.

9.	Alterations

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution of shareholders:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)

increase, reduce or remove the limit on the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)	if the Company is authorized to issue shares of a class of shares with par value:

(a)	decrease the par value of those shares;

(b)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(6)	alter the identifying name of any of its shares;

and, if applicable, alter its Articles and Notice of Articles accordingly.

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9.2	Special Rights and Restrictions

Subject to the Business Corporations Act and to the special rights and restrictions attached to any class or series of shares, the Company may by special resolution of the shareholders:

(1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and if applicable, alter its Articles and Notice of Articles accordingly.

9.3	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution of the shareholders alter these Articles.

10.	Meetings of Shareholders

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was recognized under the Business Corporations Act, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Calling and Location of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders. Subject to Article 10.8, the location of a meeting of shareholders shall be determined by the directors and may be within or outside British Columbia.

10.3	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders in the manner provided in these Articles to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least 21 days before the meeting.

10.4	Record Date for Notice and Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of, and to vote at, any meeting of shareholders.

10.5	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders, and any duly appointed proxy of a shareholder entitled to such notice, may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice. Attendance of a person (or duly appointed proxy) at a meeting of shareholders is a waiver of entitlement to notice of the meeting, unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.6	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)	the text or any resolution to be submitted to the meeting in respect of such special business.

10.7	Class Meetings and Series Meetings of Shareholders

Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

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10.8	Electronic Meetings

The directors may determine that a meeting of shareholders shall be held entirely by means of telephone, electronic or other communication facilities that permit all participants to communicate with each other during the meeting. A meeting of shareholders may also be held at which some, but not necessarily all, persons entitled to attend may participate by means of such communication facilities, if the directors determine to make them available. A person participating in a meeting by such means is deemed to be present at the meeting.

10.9	Electronic Voting

Any vote at a meeting of shareholders may be held entirely or partially by means of telephone, electronic or other communication facilities, if the directors determine to make them available, whether or not persons entitled to attend participate in the meeting by means of communication facilities.

11.	Proceedings at Meetings of Shareholders

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting; and

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of or voting at the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the election or appointment of directors;

(e)	the appointment of an auditor;

(f)	business arising out of a report of the directors not requiring the passing of a special resolution; and

(g)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the meeting.

11.3	Persons Entitled to Attend Meeting

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the Business Corporations Act, the special rights and restrictions attaching to their shares or these Articles to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the directors.

11.4	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.5	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

Barrick Gold Corporation | Special Meeting Circular | K-8

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the time and place determined by the chair of the board or by the directors.

11.6	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.5(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

11.7	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any;

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president or chief executive officer, if any; or

(3)	if neither the chair of the board nor the president or chief executive officer is present, or willing to act, any director.

11.8	Adjournments

The chair of a meeting of shareholders may, and if so directed by ordinary resolution must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.9	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 45 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.10	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands or the functional equivalent of a show of hands by means of electronic, telephonic or other communication facility, unless a poll, before or on the declaration of the result of the vote by show of hands or the functional equivalent of a show of hands, is directed by the chair of the meeting or demanded by any shareholder entitled to vote who is present in person or by proxy.

11.11	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands (or its functional equivalent) or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.10, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.12	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.13	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders shall not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxy holder.

11.14	Manner of Taking Poll

Subject to Article 11.15, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

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(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.15	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.16	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.17	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.18	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.19	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	Votes of Shareholders

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands (or its functional equivalent), every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands (or its functional equivalent) or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.

12.5	Representative of a Corporate Shareholder

Any shareholder which is a corporation may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Company a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Company or the chair of the meeting. Any such representative need not be a shareholder.

Barrick Gold Corporation | Special Meeting Circular | K-10

12.6	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. The instructing of proxy holders may be carried out by means of telephone, electronic or other communication facility in addition to or in substitution for instructing proxy holders by mail.

12.7	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.8	Deposit of Proxy

The board may specify in the notice calling a meeting of shareholders a time, not exceeding 48 hours (excluding non-business days), preceding the meeting, or an adjournment thereof, before which proxies must be deposited with the Company or its agent specified in such notice. Subject to Articles 12.13 and 12.14, a proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Company or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been so deposited or received by the secretary of the Company or by the chair of the meeting or any adjournment thereof prior to the time of voting. A proxy may be sent to the Company or its agent by written instrument, fax or any other method of transmitting legibly recorded messages and by using available telephone, electronic or other voting services as may be approved by the directors.

12.9	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.10	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be in the form approved by the directors or the chair of the meeting.

12.11	Chair May Determine Validity of Proxy

The chair of any meeting of shareholders may, but need not, at his or her sole discretion, make determinations as to the acceptability of proxies deposited for use at the meeting, including the acceptability of proxies which may not strictly comply with the requirements of this Article 12 as to form, execution, accompanying documentation or otherwise, and any such determination made in good faith shall be final and conclusive.

12.12	Revocation of Proxy

Subject to Articles 12.13 and 12.14, every proxy may be revoked by an instrument in writing that is received:

(1)

at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.13	Waiver of Proxy Time Limits

Notwithstanding Articles 12.8 and 12.12, the chair of any meeting or the directors may, but need not, at his, her or their sole discretion waive the time limits for the deposit or revocation of proxies by shareholders, including any deadline set out in the notice calling the meeting of shareholders, any proxy circular or specified in a proxy for the meeting and any such waiver shall be final and conclusive.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.12 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

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(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Production of Evidence of Authority to Vote

The board or chair of any meeting of shareholders may, but need not, at any time (including prior to, at or subsequent to the meeting), ask questions of, and request the production of evidence from, a shareholder (including a beneficial owner), the transfer agent or such other person as they, he or she considers appropriate for the purposes of determining a person’s share ownership position as at the relevant record date and authority to vote. For greater certainty, the board or the chair of any meeting of shareholders may, but need not, at any time, inquire into the legal or beneficial share ownership of any person as at the relevant record date and the authority of any person to vote at the meeting and may, but need not, at any time, request from that person production of evidence as to such share ownership position and the existence of the authority to vote. Such request by the directors or the chair of any meeting shall be responded to as soon as reasonably possible.

13.	Directors

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors shall be a minimum of five and a maximum of 20 and the number of directors, excluding additional directors appointed under Article 13.2, may be fixed within such range from time to time by the board of directors, whether previous notice thereof has been given or not.

13.2	Additional Directors

Notwithstanding Article 13.1, between annual general meetings, the board of directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 13.2 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 13.2.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration and Reimbursement of Expenses

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. The Company must reimburse each director for the reasonable expenses that he or she may incur in connection with the business of the Company.

14.	Election and Removal of Directors

14.1	Election at Annual General Meeting

At every annual general meeting:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect a board of directors consisting of not more than the number of directors set by the directors pursuant to Article 13.1; and

(2)	all the directors cease to hold office upon the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2	Nomination of Directors

(1)

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

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(a)	by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with the Business Corporations Act, or a requisition of the shareholders made in accordance with the Business Corporations Act; or

(c)

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 14.2 and at the close of business on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 14.2.

(2)

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with Article 14.2(3)) and in proper written form (in accordance with Article 14.2(4)) to the secretary of the Company at the principal executive offices of the Company.

(3)	To be timely, a Nominating Shareholder’s notice to the secretary of the Company must be made:

(a)

in the case of an annual general meeting of shareholders, not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual general meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(4)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Company must:

(a)	set forth, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”):

(i)	the name, age, business address and residential address of the person;

(ii)	the principal occupation or employment of the person for the past five years;

(iii)

the class or series and number of shares in the capital of the Company which are directly or indirectly controlled or which are directly or indirectly owned beneficially or of record by the Proposed Nominee and his or her Representatives as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)

full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any of his or her Representatives and any Nominating Shareholder or any of its Representatives; and

(v)

any other information relating to the Proposed Nominee or his or her associates or affiliates that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws, provided that if any such additional information, if requested or received, shall be made publicly available to shareholders of the Company; and

(b)	set forth, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

(i)	the name, age, business address and, if applicable, residential address of such person;

(ii)

the class or series and number of shares in the capital of the Company which are, directly or indirectly, under the control or direction of, or owned beneficially or of record by, such person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)

full particulars regarding (i) any proxy or other Arrangement pursuant to which such person or any of its Representatives has a right to vote or direct the voting of any shares of the Company, and (ii) any other Arrangement of such person or any of its Representatives relating to the voting of any shares of the Company or the nomination of any person(s) to the board;

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(iv)

full particulars regarding any Arrangement of such person or any of its Representatives, the purpose or effect of which is to alter, directly or indirectly, the economic interest of such person or any of its Representatives in a security of the Company or the economic exposure of any such person or any of its Representatives to the Company;

(v)

full particulars of any direct or indirect interest of such person or any of its Representatives in any contract with the Company or with any of the Company’s affiliates, competitors or material suppliers;

(vi)

full particulars regarding any Arrangement, including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and such person or any of its Representatives;

(vii)

a representation that the Nominating Shareholder is a holder of record of securities of the Company, or a beneficial owner, entitled to vote at such meeting and intends to appear in person or by proxy at the applicable shareholders’ meeting to propose such nomination;

(viii)

a representation as to whether such person or any of its Representatives intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(ix)

any other information relating to such person or any of its Representatives that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws.

(5)

All information to be provided in a timely notice pursuant to Article 14.2(4) shall be provided as of the date of such notice. If requested by the Company, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days prior to the date of the meeting, or any adjournment or postponement thereof.

(6)

For the avoidance of doubt, this Article 14.2 shall be the exclusive means for any person to bring nominations for election to the board before any annual general or special meeting of shareholders of the Company. No person shall be eligible for election as a director of the Company unless such person has been nominated in accordance with the provisions of this Article 14.2; provided, however, that nothing in this Article 14.2 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Business Corporations Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(7)

Notwithstanding any other provision of these Articles, any notice or other document or information required to be given to the secretary of the Company pursuant to this Article 14.2 may only be given by personal delivery, facsimile transmission or by e-mail (at such e-mail address as may be stipulated from time to time by the secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary at the address of the principal executive offices of the Company, e-mailed (to the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Eastern time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(8)	Notwithstanding the foregoing, the board may, in its sole discretion, waive all or any of the requirements in this Article 14.2.

14.3	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.4	Failure to Elect or Appoint Directors

If:

(1)	the Company fails to hold an annual general meeting, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

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(2)	the shareholders fail, at the annual general meeting, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	the date on which his or her successor is elected or appointed; and

(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.5	Directors May Appoint to Fill Vacancies

The directors may appoint a qualified person to fill any vacancy occurring in the board of directors except a vacancy:

(1)	resulting from an increase in the minimum or maximum number of directors; or

(2)	resulting from a failure by the shareholders to elect the number of directors set or otherwise required under these Articles;

and a director elected or appointed to fill a vacancy on the board of directors shall hold office for the unexpired term of his or her predecessor. For greater certainty, the ability of the directors to add additional directors as provided in Article 13.2 is not filling a vacancy as contemplated hereunder.

14.6	Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Ceasing to be a Director

Subject to Article 14.4, a director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.9 or 14.10.

14.9	Removal of Director by Shareholders

The shareholders may remove any director before the expiration of his or her term of office by ordinary resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.10	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.	Powers and Duties of Directors

15.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

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15.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.	Interests of Directors and Officers

16.1	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.2	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.3	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

17.	Proceedings of Directors

17.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

17.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any; or

(2)	any other director chosen by the directors present if:

(a)	the chair of the board is not present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	the chair of the board is not willing to chair the meeting; or

(c)	the chair of the board has advised the secretary, if any, or any other director, that they will not be present at the meeting.

17.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)	in person;

(2)	by telephone; or

(3)	by other communications medium,

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if all the directors participating in the meeting, whether in person, by telephone or by other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5	Calling of Meetings

The chair of the board, the president or chief executive officer or any director may, and the secretary or an assistant secretary of the Company, if any, on the request of any of the foregoing must, call a meeting of the directors at any time.

17.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone conversation with that director.

17.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director has waived notice of the meeting.

17.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9	Waiver of Notice of Meetings

Any director may send to the Company (by fax, e-mail or any other method transmitting legible messages) a document waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

Attendance of a director at a meeting of the directors is a waiver of notice of the meeting, unless that director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

17.10	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors to a number not less than 50% of the directors then in office and, if not so set, is deemed to be 50% of the directors then in office.

17.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors entitled to vote on the resolution who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article may be by written instrument, fax, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it

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had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

18.	Executive and Other Committees

18.1	Appointment and Powers of Other Committees and Delegation of Authority

The directors may, by resolution:

(1)	appoint one or more committees consisting of the director or directors that they consider appropriate;

(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except the power to:

(a)	fill vacancies in the board of directors;

(b)	remove a director;

(c)	create a committee of the directors, create or modify the terms of reference for a committee of the directors, or change the membership of, or fill vacancies in, any committee of the directors;

(d)	issue securities except on the terms authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company except on the terms authorized by the directors; and

(g)	appoint or remove the president or chief executive officer; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.2	Audit Committee

The directors shall appoint from among its number an audit committee to be composed of not fewer than three directors in compliance with all regulatory requirements and to provide to the audit committee the powers and duties as determined by the directors.

18.3	Powers of Board

The directors may, at any time, with respect to a committee appointed under Article 18.1 or 18.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

18.4	Procedure

Unless otherwise determined by the directors or required by the Business Corporations Act:

(1)	each committee shall have power to fix its quorum at not less than 50% of its members, to elect its chair and to regulate its procedure; and

(2)	questions arising at any meeting of a committee at which quorum is present shall be determined by a majority of votes of the members present.

19.	Officers

19.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

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19.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the title of the officer;

(2)	determine the functions and duties of the officer or permit the president or chief executive officer to make that determination; and

(3)

revoke, withdraw, alter or vary all or any of the functions and duties of the officer or change the title of the officer or permit the president or chief executive officer to make any such determinations.

19.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board must be a director. Any other officer need not be a director.

19.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions determined by the directors, or if directed by the directors, by the chief executive officer or such other officer designated by the directors, and are subject to termination at the pleasure of the directors.

20.	Indemnification

20.1	Mandatory Indemnification of Eligible Parties

Subject to the Business Corporations Act, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses in advance of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the Business Corporations Act.

20.2	Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.3	Non-Compliance with Business Corporations Act

The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.4	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) referred to in this Article 20.

20.5	Indemnity Agreements

The Company is authorized to execute agreements evidencing its indemnity in favour of the persons contemplated by Articles 20.1 and 20.2 to the fullest extent permitted by law.

21.	Dividends

21.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

21.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

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21.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. (Eastern time) on the date on which the directors pass the resolution declaring the dividend.

21.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

21.6	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

21.7	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.8	Dividend Bears No Interest

No dividend bears interest against the Company.

21.9	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.10	Payment of Dividends

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.11	Capitalization of Retained Earnings or Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

21.12	Unclaimed Dividends

Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company. The Company shall not be liable to any person in respect of any dividend which is forfeited to the Company or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

22.	Accounting Records

22.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2	Inspection of Accounting Records

Unless the directors determine otherwise, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

22.3	Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

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23.	Notices

23.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class; or

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class; or

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)	physical delivery to the intended recipient; or

(6)

creating and providing the record that is posted on or made available through a generally accessible electronic source and providing the person notice in writing, including by mail, courier, delivery, fax or e-mail, of the availability and location of the record.

23.2	Deemed Receipt

A notice, statement, report or other record that is:

(1)

mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)	delivered to a person is deemed to be received by the person on the day it was delivered;

(3)	faxed to a person to the fax number provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(4)	e-mailed to a person to the e-mail address provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; and

(5)

delivered by posting it on or making it available through a generally accessible electronic source referred to in Article 23.1 is deemed to be received by the person on the day such person is sent notice in writing, including by mail, courier, delivery, fax or e-mail, of the availability and location of such notice, statement, report, document or other record.

23.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 23.1 is conclusive evidence of that fact.

23.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

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23.5	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to them:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

23.6	Undelivered Notices

If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 23.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

23.7	Omission and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the directors or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

23.8	Unregistered Shareholders

Every person who becomes entitled to any share by any means whatsoever shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the central securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Company the proof of authority of his entitlement prescribed by the Business Corporations Act.

24.	Seal

24.1	Who May Attest Seal

Except as provided in Article 24.2, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of any director, officer or other person authorized by a resolution of the board of directors in accordance with Article 25.2(1).

24.2	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 24.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

25.	Execution of Instruments

25.1	Cheques, Drafts, Notes, Etc.

All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such director or directors, officer or officers or other person or persons, whether or not officers of the Company, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.

25.2	Execution of Contracts, Etc.

(1)

Contracts, documents or instruments in writing requiring the signature of the Company may be signed by any two of the officers and directors of the Company and all contracts, documents or instruments in writing so signed shall be binding upon the Company without

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any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Company either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

(2)

In particular, without limiting the generality of Article 25.2(1), any two of the officers and directors of the Company are authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Company and to sign and execute (under the seal of the Company or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

26.	Common Shares

The common shares shall have attached thereto the following special rights and restrictions:

26.1	Dividends

Subject to any preference as to the payment of dividends provided to any shares ranking in priority to the common shares, the holders of common shares shall, except as otherwise hereinafter provided, be entitled to participate equally with each other as to dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in amounts per share and at the same time on all such common shares at the time outstanding as the board of directors may from time to time determine.

26.2	Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, all of the property and assets of the Company which remain after payment to the holders of any shares ranking in priority to the common shares in respect of payment upon liquidation, dissolution or winding-up of all amounts attributed and properly payable to such holders of such other shares in the event of such liquidation, dissolution, winding-up or distribution, shall be paid or distributed equally, share for share, to the holders of the common shares without preference or distinction.

26.3	Voting Rights

The holders of the common shares shall be entitled to receive notice of and attend (in person or by proxy) and be heard at all general meetings of the shareholders of the Company (other than separate meetings of the holders of shares of any other class of shares of the Company or any series of shares of such other class of shares) and to vote at all such general meetings with each holder of common shares being entitled to one vote per common share held.

[Table of Contents has been omitted.]

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